As filed with the Securities and Exchange Commission on October 1, 2020

Registration No. 333-

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

Form S-6

For Registration under the Securities Act of 1933

Of

Securities of Unit Investment Trusts Registered on Form N-8B-2

WRL Series Life Account

(Registrant)

Transamerica Life Insurance Company

(Name of Depositor)

(Former Depositor, Transamerica Premier Life Insurance Company)

4333 Edgewood Rd., N.E.

Cedar Rapids, IA 52499

(Address of Depositor’s Principal Executive Offices)

Depositor’s Telephone Number

319-355-8511

Brian Stallworth, Esquire

Transamerica Life Insurance Company

4333 Edgewood Road N.E.

Cedar Rapids, IA 52499

(Name and complete address of Agent for Service)

It is proposed that this filing will become effective (check appropriate box)

Approximate date of commencement of proposed sale to the public: As soon as practicable after the effective date of this Registration Statement.

Title of Securities Being Registered: Units of Interest in Flexible Premium Variable Life Insurance Policies.

Approximate date of proposed public offering:

Registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until Registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, or until the registration statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

Explanatory Note

Registrant is filing this Registration Statement for the purpose of registering interests under the WRL Freedom SP Plus® flexible premium variable life insurance policy (“Policy”) on a new Form S-6. Interests under the Policy were previously registered on Form S-6 (File No. 333-199067) and funded by WRL Series Life Account (registered on Form N-8B-2, File No. 811-4420). Upon effectiveness of the merger between Transamerica Premier Life Insurance Company with and into Transamerica Life Insurance Company (“TLIC”), TLIC became the obligor of the Policies and Depositor of WRL Series Life Account which was transferred intact to TLIC.

WRL FREEDOM SP PLUS®

Issued by

TRANSAMERICA LIFE INSURANCE COMPANY

(Former Depositor, Transamerica Premier Life Insurance Company)

WRL Series Life Account

Supplement dated October 1, 2020

to the

Prospectus dated May 1, 1994 as

Supplemented

Home Office: 4333 Edgewood Road NE Cedar

Rapids, Iowa 52249

Service Center: 4333 Edgewood Road NE Cedar

Rapids, Iowa 52499-0001

Phone: (800) 333-6524

Transamerica Life Insurance Company (“TLIC” or “the Company”) is amending the prospectus dated May 1, 1994 as supplemented for WRL Freedom SP Plus® policy (the “Policy”) to provide information regarding the merger (the “Merger”) of the issuer of your Policy, Transamerica Premier Life Insurance Company (“TPLIC”), formerly known as Western Reserve Life Assurance Co. of Ohio, with and into TLIC. Please read this supplement carefully and retain it for future reference. Capitalized terms not otherwise defined in this supplement have the meanings given to them in the prospectus. Except as modified in this supplement, all other terms and information in the prospectus remain unchanged.

TPLIC no longer sells the Policy. Following the Merger, TLIC will not issue new Policies. Although Policies will no longer be sold, additional purchase payments will continue to be permitted.

Effective on October 1, 2020, TPLIC merged with and into its affiliate TLIC. Before the Merger, TPLIC was the issuer of the Policy. Upon consummation of the Merger, TPLIC’s corporate existence ceased by operation of law, and TLIC assumed legal ownership of all of the assets of TPLIC, including WRL Series Life Account (the “Separate Account”) that funds the Policy, and the assets of the Separate Account. As a result of the merger, TLIC became responsible for all liabilities and obligations of TPLIC, including those created under the Policy. The Contract has thereby become an individual flexible premium variable life insurance policy funded by a separate account of TLIC.

The Merger did not affect the terms of, or the rights and obligations under your Policy, other than to change the insurance company that provides your Policy benefits from TPLIC to TLIC. The Merger also did not result in any adverse tax consequences for any Policy owners, and Policy owners will not be charged additional fees or expenses as a result of the Merger. Policy values will not change as a result of the Merger. You will receive a Policy endorsement from TLIC that reflects the change from TPLIC to TLIC. Until we amend all forms we use that are related to the Policy, we may still reflect TPLIC in correspondence and disclosure to you. The information below describes changes to the prospectus as a result of the Merger and otherwise updates information in the prospectus. As a result all references in the prospectus to Transamerica Premier Life Insurance Company (formerly, Western Reserve Life Assurance Co. of Ohio) are amended to refer to Transamerica Life Insurance Company.

More detailed information, including an explanation of the underlying portfolio’s fees and investment objectives, may be found in the current prospectuses for the underlying fund portfolios, which you can receive by contacting our Service Center at the phone number above.

Please note the change regarding your fund reports:

We want to let you know that beginning January 1, 2021, we will no longer mail copies of shareholder reports for funds in your portfolio. This change is permitted by regulations adopted by the Securities and Exchange Commission. Instead, the reports will be made available on our website. We’ll let you know by mail each time a report is posted. The notification will have a URL for accessing the report.

If you’ve already elected to receive documents from us electronically, you’re not affected by this change. You’re already receiving an email with a link to the reports so there’s nothing you need to do.

You do have the option of continuing to receive paper copies of all future shareholder reports free of charge. If you’d like this option, give us a call at the number on your account statement.

I.	The following table provides contact information for your Transamerica life insurance policy:

Transaction	Direct or Send to
Telephonic Transaction	1-727- 299-1800 or 1-800-851-9777 (toll free)

Facsimile Transaction	1-727-299-1648 (Sub-Account transfers only) 1-727-299-1620 (all other facsimile transactions)

Electronic Transaction	www.tlic.transamerica.com

Payments made by check	PO Box 653011, Dallas, TX 75265-3011 or 4333 Edgewood Road, N.E., Cedar Rapids, Iowa 52499-0001

Claims, general correspondence, and notices	Mailing Address: 4333 Edgewood Road, N.E., Cedar Rapids, Iowa 52499-0001

II.	The following are the available investment options:

PORTFOLIO	INVESTMENT OBJECTIVE	ADVISOR/ SUBADVISOR
Transamerica Series Trust – Initial Class

Transamerica Barrow Hanley Dividend Focused VP	Seeks total return gained from the combination of dividend yield, growth of dividends and capital appreciation.	Transamerica Asset Management, Inc./Barrow, Hanley, Mewhinney & Strauss, LLC

Transamerica BlackRock Global Real Estate Securities VP	Seeks to maximize total return.	Transamerica Asset Management Inc./BlackRock Investment Management, LLC

Transamerica BlackRock Government Money Market VP	Seeks as high a level of current income as is consistent with preservation of capital and liquidity.	Transamerica Asset Management, Inc./BlackRock Investment Management, LLC

Transamerica BlackRock iShares Edge 40 VP	Seeks long-term capital appreciation and capital preservation.	Transamerica Asset Management, Inc./BlackRock Investment Management, LLC

Transamerica International Growth VP	Seeks long-term capital appreciation.	Transamerica Asset Management, Inc./TDAM USA Inc.

Transamerica Janus Mid-Cap Growth VP	Seeks long-term capital appreciation.	Transamerica Asset Management, Inc./Janus Capital Management LLC

Transamerica JPMorgan Asset Allocation – Conservative VP	Seeks current income and preservation of capital.	Transamerica Asset Management, Inc./JPMorgan Investment Management Inc.

Transamerica JPMorgan Asset Allocation – Growth VP	Seeks long-term capital appreciation.	Transamerica Asset Management, Inc./JPMorgan Investment Management Inc.

Transamerica JPMorgan Asset Allocation – Moderate VP	Seeks capital appreciation and current income.	Transamerica Asset Management, Inc./JPMorgan Investment Management Inc.

Transamerica JPMorgan Asset Allocation – Moderate Growth VP	Seeks capital appreciation with current income as a secondary objective.	Transamerica Asset Management, Inc./JPMorgan Investment Management Inc.

Transamerica JPMorgan Core Bond VP	Seeks total return, consisting of current income and capital appreciation.	Transamerica Asset Management, Inc./JPMorgan Investment Management Inc.

Transamerica JPMorgan International Moderate Growth VP	Seeks capital appreciation with current income as a secondary objective.	Transamerica Asset Management, Inc./JPMorgan Investment Management Inc.

Transamerica JPMorgan Mid Cap Value VP	Seeks growth from capital appreciation.	Transamerica Asset Management, Inc./JPMorgan Investment Management Inc.

Transamerica JPMorgan Tactical Allocation	Seeks current income and preservation of capital.	Transamerica Asset Management, Inc./JPMorgan Investment Management Inc.

Transamerica Morgan Stanley Capital Growth VP	Seeks to maximize long-term growth.	Transamerica Asset Management, Inc./Morgan Stanley Investment Management Inc.

Transamerica Multi-Managed Balanced VP	Seeks to provide a high total investment return through investments in a broadly diversified portfolio of stocks, bonds and money market instruments.	Transamerica Asset Management, Inc./Aegon USA Investment Management, LLC

Transamerica PIMCO Total Return VP	Seeks maximum total return consistent with preservation of capital and prudent investment management.	Transamerica Asset Management, Inc./Pacific Investment Management Company LLC

Transamerica Small/Mid Cap Value VP	Seeks to maximize total return.	Transamerica Asset Management, Inc./Systematic Financial Management, L.P.

Transamerica T. Rowe Price Small Cap VP	Seeks long-term growth of capital by investing primarily in common stocks of small growth companies.	Transamerica Asset Management, Inc./T. Rowe Price Associates, Inc.

Transamerica WMC US Growth VP	Seeks to maximize long-term growth.	Transamerica Asset Management, Inc./Wellington Management Company LLP

III.	The following hereby replaces the “Western Reserve Life Assurance Co. of Ohio” subsection (p. 15) of the “WESTERN RESERVE AND THE SERIES ACCOUNT” section (p. 15) of the prospectus:

Transamerica Life Insurance Company

Transamerica Life Insurance Company, located at 4333 Edgewood Road NE, Cedar Rapids, Iowa 52499, is the insurance company issuing the Policy.

Transamerica Life Insurance Company was incorporated under the laws of the State of Iowa on April 19, 1961 as NN Investors Life Insurance Company, Inc. It is engaged in the sale of life and health insurance policies and annuity contracts. The Company is licensed in the District of Columbia, Guam, Puerto Rico, the U.S. Virgin Islands, and all states except New York.

The Company is a wholly-owned indirect subsidiary of Transamerica Corporation which conducts most of its operations through subsidiary companies engaged in the insurance business or in providing non-insurance financial services. All of the stock of Transamerica Corporation is indirectly owned by Aegon N.V. of The Netherlands, the securities of which are publicly traded. Aegon N.V., a holding company, conducts its business through subsidiary companies engaged primarily in the insurance business.

Financial Condition of the Company

The benefits under the Policy are paid by TLIC from its general account assets and/or your cash value held in the Series Account. It is important that you understand that payment of the benefits is not assured and depends upon certain factors discussed below.

Assets in the Series Account. You assume all of the investment risk for your investment base that is allocated to the investment divisions of the Series Account. Your investment base in those investment divisions constitutes a portion of the assets of the Series Account. These assets are segregated and insulated from our general account, and may not be charged with liabilities arising from any other business that we may conduct.

Assets in the General Account. Any guarantees under the Policy that exceed your investment base are paid from our general account (and not the Series Account). Therefore, any amounts that we may be obligated to pay under the Policy in excess of investment base are subject to our financial strength and claims-paying ability and our long-term ability to make such payments. The assets of the Series Account, however, are also available to cover the liabilities of our general account, but only to the extent that the Series Account assets exceed the Series Account liabilities arising under the Policies supported by it. We issue other types of insurance policies and financial products as well, and we also pay our obligations under these products from our assets in the general account.

Our Financial Condition. As an insurance company, we are required by state insurance regulation to hold a specified amount of reserves in order to meet all the contractual obligations of our general account. We monitor our reserves so that we hold sufficient amounts to cover actual or expected contract and claims payments. However, it is important to note that there is no guarantee that we will always be able to meet our claims-paying obligations, and that there are risks to purchasing any insurance product.

State insurance regulators also require insurance companies to maintain a minimum amount of capital, which acts as a cushion in the event that the insurer suffers a financial impairment, based on the inherent risks in the insurer’s operations. These risks include those associated with losses that we may incur as the result of defaults on the payment of interest or principal on our general account assets, which include bonds, mortgages, general real estate investments, and stocks, as well as the loss in market value of these investments. We also experience liquidity risk if our general account assets cannot be readily converted into cash to meet obligations to our contract owners, or to provide the collateral necessary to finance our business operations.

We are continuing to evaluate our investment Portfolio to mitigate market risk and actively manage the investments in the Portfolio.

How to Obtain More Information. We encourage contract owners to read and understand our financial statements. We prepare our financial statements on a statutory basis. Our financial statements, which are presented in conformity with accounting practices prescribed or permitted by the Iowa Department of Insurance as well as the audited financial statements of the Separate Account are located in the Statement of Additional Information (SAI). For a free copy of the SAI, simply call or write us at the phone number or address of our Administrative Office referenced in this prospectus. In addition, the SAI is available on the SEC’s website at www.sec.gov. Our financial strength ratings which reflect the opinions of leading independent rating agencies of our ability to meet our obligations to our policy Owners, are available on our website (www.transamerica.com/individual/what-we-do/about-us/financial-strength/), and the websites of these nationally recognized statistical ratings organizations – A.M. Best Company (www.ambest.com), Moody’s Investors Service (www.moodys.com), Standard & Poor’s Rating Services (www.standardandpoors.com) and Fitch, Inc. (www.fitchratings.com).

IV.	The following hereby replaces “INVESTMENTS OF THE SERIES ACCOUNT” section (p. 21) of the prospectus.

The Series Account invests in shares of the Portfolios of a fund. Each Portfolio is an investment division of a fund, which is an open-end investment management company registered with the SEC. Such registration does not involve supervision of the management or investment practices or policies of the Portfolios by the SEC.

Each Portfolio’s assets are held separate from the assets of the other Portfolios, and each Portfolio has investment objectives and policies that are different from those of the other Portfolios. Thus, each Portfolio operates as a separate investment fund, and the income or loss of one Portfolio has no effect on the investment performance of any other Portfolio. Pending any required approval by a state insurance regulatory authority, certain Sub-Accounts and corresponding Portfolios may not be available to residents of some states.

Each Portfolio’s investment objective(s) and policies are summarized below. There is no assurance that a Portfolio will achieve its stated objective(s). Certain Portfolios may have investment objectives and policies similar to other Portfolios that are managed by the same investment adviser or sub-adviser. The investment results of the Portfolios, however, may be higher or lower than those of such other Portfolios. We do not guarantee or make any representation that the investment results of the Portfolios will be comparable to any other Portfolio, even those with the same investment adviser or manager.

Certain Portfolios invest substantially all of their assets in Portfolios of other funds. (See the chart above listing Portfolios available under the Policy.) As a result, you will pay fees and expenses at both Portfolio levels. This will reduce your investment return. These arrangements are referred to as fund of funds or master-feeder funds. Funds of funds or master-feeder structures may have higher expenses than Portfolios that invest directly in debt or equity securities.

As described in more detail in the underlying Portfolio prospectuses, certain underlying Portfolios employ a managed volatility strategy that is intended to reduce the underlying Portfolio’s overall volatility and downside risk, and to help us manage the risks associated with providing certain guarantees under the Policies. During rising markets, the hedging strategies employed to manage volatility could result in your Policy value rising less than would have been the case if you had been invested in an underlying Portfolio with substantially similar investment objectives, securities, policies and strategies that does not utilize a volatility management strategy. In addition, the cost of these hedging strategies may have a negative impact on performance. On the other hand, investing in underlying Portfolios with a managed volatility strategy may be helpful in a declining market with higher market volatility because the hedging strategy will reduce your equity exposure in such circumstances. In such cases, your Policy value may decline less than would have been the case if you had not invested in underlying Portfolios with a managed volatility strategy. There is no guarantee that a managed volatility strategy can achieve or maintain the underlying Portfolio’s optimal risk targets, and the underlying Portfolio may not perform as expected. Portfolios that employ a managed volatility strategy are identified by an “*” preceding the name of the Portfolio in the first column of the chart above.

Certain Portfolios may employ hedging strategies to provide for downside protection during sharp downward movements in equity markets. (See chart above listing Portfolios available under the Policy.) The cost of these hedging strategies could limit the upside participation of the Portfolio in rising equity markets relative to other Portfolios. You should consult with your registered representative to determine which combination of investment choices is appropriate for you.

You can find more detailed information about the Portfolios, including a description of risks, in the fund prospectuses. You may obtain a free copy of the fund prospectuses by contacting us at our administrative office at 1-800-851-9777 or visiting our website at www.tlic.transamerica.com. You should read the fund prospectuses carefully.

Note: If you received a summary prospectus for a Portfolio listed above, please follow the directions on the first page of the summary prospectus to obtain a copy of the full fund prospectus.

SELECTION OF UNDERLYING PORTFOLIOS

The underlying Portfolios offered through this product are selected by TLIC. TLIC may consider various factors, including, but not limited to, asset class coverage, the alignment of the investment objectives of an underlying Portfolio with our hedging strategy, the strength of the adviser’s or sub-adviser’s reputation and tenure, brand recognition, performance, and the capability and qualification of each investment firm. Another factor that we may consider is whether the underlying Portfolio or its service providers (e.g., the investment adviser or sub-advisers) or its affiliates will make payments to us or our affiliates in connection with certain administrative, marketing, and support services, or whether affiliates of the Portfolio can provide marketing and distribution support for sales of the Policies. (For additional information on these arrangements, please refer to the section of this prospectus entitled “Revenues We Receive.”) We review the Portfolios periodically and may remove a Portfolio or limit its availability to new premiums and/or transfers of cash value if we determine that a Portfolio no longer satisfies one or more of the selection criteria, and/or if the Portfolio has not attracted significant allocations from policyowners. We have included the Transamerica Series Trust Portfolios at least in part because they are managed by TAM, our directly owned subsidiary.

You are responsible for choosing the Portfolios, and the amounts allocated to each, that are appropriate for your own individual circumstances and your investment goals, financial situation, and risk tolerance. Because investment risk is borne by you, decisions regarding investment allocations should be carefully considered. We do not recommend or endorse any particular underlying fund Portfolio and we do not provide investment advice.

In making your investment selections, we encourage you to thoroughly investigate all of the information that is available to you regarding the Portfolios including each fund’s prospectus, statement of additional information and annual and semi-annual reports. Other sources, such as the underlying fund’s website, provide more current information including information about any regulatory actions or investigations relating to a fund or underlying fund Portfolio. After you select Portfolios for your initial premium, you should monitor and periodically re-evaluate your allocations to determine if they are still appropriate.

You bear the risk of any decline in your cash value resulting from the performance of the Portfolios you have chosen.

ADDITION, DELETION, OR SUBSTITUTION OF PORTFOLIOS

We do not guarantee that each Portfolio will always be available for investment through the Policy. We reserve the right, subject to compliance with applicable law, to add new Portfolios or Portfolio classes, close existing Portfolios or Portfolio classes, or substitute Portfolio shares that are held by any Sub-Account for shares of a different Portfolio. New or substitute Portfolios may have different fees and expenses and their availability may be limited to certain classes of purchasers. We will not add, delete or substitute any shares attributable to your interest in a Sub-Account without notice to you and prior approval of the SEC, to the extent required by the 1940 Act or other applicable law. We may also decide to purchase securities from other Portfolios for the Series Account. We reserve the right to transfer Series Account assets to another Series Account that we determine to be associated with the class of contracts to which the Policy belongs.

YOUR RIGHT TO VOTE PORTFOLIO SHARES

Even though we are the legal owner of the Portfolio shares held in the Sub-Accounts, and have the right to vote on all matters submitted to shareholders of the Portfolios, we will vote our shares only as policyowners instruct, as long as such action is required by law.

Before a vote of a Portfolio’s shareholders occurs, you will receive voting materials from us. We will ask you to instruct us on how to vote and to return your voting instructions to us in a timely manner. You will have the right to instruct us on the number of Portfolio shares that corresponds to the amount of cash value you have in that Portfolio (as of a date set by the Portfolio).

If we do not receive voting instructions on time from some policyowners, we will vote those shares as well as shares of the fund that the insurer owns in the same proportion as the timely voting instructions we receive. Therefore, because of proportional voting, a small number of policyowners may control the outcome of a vote. Should federal securities laws, regulations and interpretations change, we may elect to vote Portfolio shares in our own right. If required by state insurance officials, or if permitted under federal regulation, we may disregard certain owner voting instructions. If we ever disregard voting instructions, we will send you a summary in the next annual report to policyowners advising you of the action and the reasons we took such action.

V.	The following hereby amends the “Premium Limitations” subsection (p. 26) of the “Premiums” section (p. 26) of the prospectus:

We will not allow the premiums you pay to exceed the current maximum premium limitations, if applicable, by which the Policy qualifies as life insurance under federal tax laws. (For more information regarding the Guideline Premium Test, please refer to the section entitled “Death Benefit” in this prospectus.)

This maximum is set forth in your Policy. If you make a payment that would cause your total premiums to be greater than the maximum premium limitations, we generally will return the excess portion of the premium payment, with interest, within 60 days after the end of the Policy year. In addition, we reserve the right to refund a premium or require evidence of insurability if the premium would increase the death benefit by more than the amount of the premium. We will not accept a payment that will cause the Policy to become a modified endowment contract without your consent. Please refer to the section of this prospectus entitled “Federal Income Tax Considerations” for more information regarding tax considerations regarding your Policy or consult a qualified tax advisor.

Note: We reserve the right to reject any form of payment. Any unacceptable forms of payment will be returned.

VI.	The following is hereby added to the “Payment and Allocation of Premiums” section (p. 25) of the prospectus:

Disruptive Trading and Market Timing

Statement of Policy. This variable insurance contract was not designed to accommodate market timing or facilitate frequent or large trading through transfers among the investment divisions of the Series Account (“Sub-Accounts”) by market timers or frequent or disruptive traders. (Both frequent and large transfers may be considered disruptive.)

Market timing and disruptive trading can adversely affect you, other contract owners, beneficiaries and underlying Funds. These adverse effects may include:

1.

Dilution of the interests of long-term investors in a Sub-Account if purchases or transfers into or out of an underlying Fund are made at prices that do not reflect an accurate value for the underlying Fund’s investments (some market timers attempt to do this through methods known as “time-zone arbitrage” and “liquidity arbitrage”);

2.	An adverse effect on Fund management, such as:

a.	Impeding a Fund manager’s ability to sustain an investment objective.

b.	Causing the underlying Fund to maintain a higher level of cash than would otherwise be the case.

c.	Causing an underlying Fund to liquidate investments prematurely (or otherwise at an inopportune time) in order to pay withdrawals or Transfers out of the underlying Fund.

3.	Increased brokerage and administrative expenses.

These risks and costs are borne by all contract owners invested in those Sub-Accounts, not just those making the Transfers.

We have developed policies and procedures with respect to market timing and disruptive trading (which vary for certain Sub-Accounts at the request of the corresponding underlying Funds) and we do not make special arrangements or grant exceptions to accommodate market timing or other potentially disruptive or harmful trading. As discussed herein, we cannot detect or deter all market timing or potentially disruptive trading. Do not invest with us if you intend to conduct market timing or potentially disruptive trading.

Detection. We employ various means in an attempt to detect and deter market timing and disruptive trading. However, despite our monitoring we may not be able to detect nor halt all harmful trading. In addition, because other insurance companies (and retirement plans) with different policies and procedures may invest in the underlying Funds, we cannot guarantee that all harmful trading will be detected or that an underlying Fund will not suffer from market timing and disruptive trading among Sub-Accounts of variable products issued by these other insurance companies or retirement plans.

Deterrence. If we determine that you are engaged in market timing or disruptive trading, we may take one or more actions in an attempt to halt such trading. Your ability to make Transfers is subject to modification or restriction if we determine, in our sole opinion, that your exercise of the Transfer privilege may disadvantage or potentially harm the rights or interests of other contract owners (or others having an interest in the variable insurance products). As described below, restrictions may take various forms but, under our current policies and procedures, will include loss of expedited Transfer privileges. We consider Transfers by telephone, fax, or overnight mail to be “expedited” Transfers. This means that we would accept only written Transfer requests with an original signature sent to us only by U.S. mail. We may also restrict the Transfer privileges of others acting on your behalf, including your registered representative or an asset allocation or investment advisory service.

We reserve the right to reject any premiums or Transfer request from any person without prior notice, if, in our judgment, (1) the payment or Transfer, or series of Transfers, would have a negative impact on an underlying Fund’s operations; or (2) if an underlying Fund would reject or has rejected our purchase order or has instructed us not to allow that purchase or Transfer; or (3) because of a history of market timing or disruptive trading.

We may impose other restrictions on Transfers, or even prohibit Transfers for any owner who, in our view, has abused, or appears likely to abuse, the Transfer privilege on a case-by-case basis. We may, at any time and without prior notice, discontinue Transfer privileges, modify our procedures, impose holding period requirements, or limit the number, size, frequency, manner, or timing of Transfers we permit. We also reserve the right to reverse a potentially harmful Transfer if an underlying Fund refuses or reverses our order; in such instances some contract owners may be treated differently than others in that some Transfers may be reversed and others allowed. For all of these purposes, we may aggregate two or more variable insurance products that we believe are connected by contract owners or persons engaged in trading on behalf of contract owners.

In addition to our internal policies and procedures, we will administer your variable insurance product to comply with any applicable state, federal, and other regulatory requirements concerning Transfers. We reserve the right to implement, administer, and charge you for any fee or restriction, including redemption fees, imposed by any underlying Fund. To the extent permitted by law, we also reserve the right to defer the Transfer privilege at any time that we are unable to purchase or redeem shares of any of the underlying Funds.

Under our current policies and procedures, we do not:

•	Impose redemption fees on Transfers.

•	Expressly limit the number or size of Transfers in a given period except for certain Sub-Accounts where an underlying Fund has advised us to prohibit certain Transfers that exceed a certain size.

•	Provide a certain number of allowable Transfers in a given period.

Redemption fees, Transfer limits, and other procedures or restrictions may be more or less successful than ours in deterring market timing or other disruptive trading, and in preventing or limiting harm from such trading.

We do not impose any prophylactic transfer restrictions. In the absence of any such restrictions (e.g., expressly limiting the number of trades within a given period or limiting trades by their size), it is possible that some level of market timing and disruptive trading will occur before it is detected and we take steps to deter it.

Please Note: The limits and restrictions described herein are subject to our ability to monitor Transfer activity. Our ability to detect market timing or other disruptive trading may be limited by operational and technological systems, as well as by our ability to predict strategies employed by contract owners (or those acting on their behalf) to avoid detection. As a result, despite our efforts to prevent harmful trading activity among the Sub-Accounts available under this variable insurance product, there is no assurance that we will be able to detect or deter market timing or disruptive trading by such contract owners or intermediaries acting on their behalf. Moreover, our ability to discourage and restrict market timing or disruptive trading may be limited by decisions of state regulatory bodies and court orders which we cannot predict.

Furthermore, we may revise our policies and procedures in our sole discretion at any time and without prior notice as we deem necessary or appropriate: (1) to better detect and deter market timing or other harmful trading that may adversely affect other contract owners, other persons with material rights under the variable insurance products, or underlying Fund shareholders generally; (2) to comply with state or federal regulatory requirements; or (3) to impose additional or alternative restrictions on owners engaging in market timing or disruptive trading among the Sub-Accounts under the variable insurance product. In addition, we may not honor Transfer requests if any Sub-Account that would be affected by the Transfer is unable to purchase or redeem shares of its corresponding underlying Fund.

Underlying Fund Frequent Trading Policies. The underlying Funds may have adopted their own policies and procedures with respect to frequent purchases and redemptions of their respective shares. Underlying Funds may, for example, assess a redemption fee (which we reserve the right to collect) on shares held for a relatively short period of time. The prospectuses for the underlying Funds describe any such policies and procedures. The frequent trading policies and procedures of an underlying Fund may be different, and more or less restrictive, than the frequent trading policies and procedures of other underlying Funds and the policies and procedures we have adopted for our variable insurance policies to discourage market timing and disruptive trading. Contract owners should be aware that we do not monitor Transfer requests from contract owners or persons acting on behalf of contract owners for compliance with, nor do we apply, the frequent trading policies and procedures of the respective underlying Funds that would be affected by the Transfers.

Contract owners should be aware that we are required to provide to an underlying Fund Portfolio or its payee, promptly upon request, certain information about the trading activity of individual contract owners, and to restrict or prohibit further purchases or transfers by specific contract owners or persons acting on their behalf, if identified by an underlying Fund Portfolio as violating the frequent trading policies established for the underlying Fund Portfolio. Please read the Fund’s prospectus for information about restrictions on transfers.

Omnibus Order. Contract owners and other persons with material rights under the variable insurance products also should be aware that the purchase and redemption orders received by the underlying Funds generally are “omnibus” orders from intermediaries such as retirement plans and Series Accounts funding variable insurance products. The omnibus orders reflect the aggregation and netting of multiple orders from individual retirement plan participants and individual owners of variable insurance products. The omnibus nature of these orders may limit the underlying Funds’ ability to apply their respective frequent trading policies and procedures.

We cannot guarantee that the underlying Funds will not be harmed by Transfer activity relating to the retirement plans or other insurance companies that may invest in the underlying Funds. These other insurance companies are responsible for their own policies and procedures regarding frequent Transfer activity. If their policies and procedures fail to successfully discourage harmful Transfer activity, it will affect other owners of underlying Fund shares, as well as the owners of all of the variable annuity contracts or life insurance policies, including ours, whose variable Account Options correspond to the affected underlying Funds. In addition, if an underlying Fund believes that an omnibus order we submit may reflect one or more Transfer requests from owners engaged in market timing and disruptive trading, the underlying Fund may reject the entire omnibus order and thereby delay or prevent us from implementing your request.

VII.	The following is hereby added to the “Loan Privileges” subsection (p. 34) of the “Policy Rights” section (p. 34) prospectus:

Your requests for a loan that are received at our mailing address (or faxed to our administrative office per the above instructions) before the NYSE closes are priced using the Sub-Account unit value determined at the close of that regular business session of the NYSE (usually 4:00 p.m. Eastern Time). If we receive a written request at our mailing address (or a fax request at our administrative office) after the NYSE closes, or on a day the NYSE is closed for trading, we will process the request using the Sub-Account unit value determined at the close of the next regular business session of the NYSE. Please Note: All loan requests must be submitted in good order to avoid a delay in processing your request.

VIII.	The following hereby replaces the “Federal Tax Matters” section (p. 43) of the prospectus:

FEDERAL INCOME TAX CONSIDERATIONS

The following summarizes some of the basic federal income tax considerations associated with a Policy and does not purport to be complete or to cover all situations. This discussion is not intended as tax advice. Please consult counsel or other qualified tax professionals for more complete information. We base this discussion on our understanding of the present federal income tax laws as they are currently interpreted by the Internal Revenue Service (the “IRS”). Federal income tax laws and the current interpretations by the IRS may change.

Tax Status of the Policy

A Policy must satisfy certain requirements set forth in the Internal Revenue Code (the “Code”) in order to qualify as a life insurance policy for federal income tax purposes and to receive the tax treatment normally accorded life insurance policies under federal tax law. Guidance as to how these requirements are to be applied is limited. Nevertheless, we believe that the Policy should generally satisfy the applicable Code requirements.

In certain circumstances, owners of variable life insurance policies have been considered for federal income tax purposes to be the owners of the assets of the Series Account supporting their policies due to their ability to exercise investment control over those assets. Where this is the case, the policy owners have been currently taxed on income and gains attributable to the Series Account assets. There is little guidance in this area. We believe that the Policy does not give you investment control over Series Account assets.

In addition, the Code requires that the investments of the Series Account be “adequately diversified” in order to treat the Policy as a life insurance policy for federal income tax purposes. We intend that the Series Account, through the Portfolios, will satisfy these diversification requirements.

The following discussion assumes that the Policy will qualify as a life insurance policy for federal income tax purposes.

Tax Treatment of Policy Benefits

In General. We believe that the Policy described in this prospectus is a life insurance policy under Code Section 7702. Section 7702 defines a life insurance policy for federal income tax purposes and places limits on the relationship of the cash value to the death benefit. As life insurance policies, the death benefits of the policies are generally excludable from the gross income of the beneficiaries. In the absence of any guidance from the IRS on the issue, we believe that providing an amount at risk after attained age 99 in the manner provided should be sufficient to maintain the excludability of the death benefit after attained age 99. Lack of specific IRS guidance, however, makes the tax treatment of the death benefit after attained age 99 uncertain. Also, any increase in cash value should generally not be taxable until received by you or your designee. However, if your Policy is a modified endowment contract as defined in Code Section 7702A you may be taxed to the extent of gain in the Policy when you take a Policy loan, pledge or assign the Policy. Federal, state and local transfer, estate and other tax consequences of ownership or receipt of Policy proceeds depend on your circumstances and the beneficiary’s circumstances. A tax professional should be consulted on these consequences.

Generally, you will not be deemed to be in constructive receipt of the cash value until there is a distribution. When distributions from a Policy occur, or when loans are taken out from or secured by a Policy (e.g., by assignment), the tax consequences depend on whether the Policy is classified as a MEC. Moreover, if a loan from a Policy that is not a MEC is outstanding when the Policy is surrendered or lapses, the amount of outstanding indebtedness will be considered an amount distributed and will be taxed accordingly.

Modified Endowment Contracts. Under the Code, certain life insurance policies are classified as MECs and receive less favorable tax treatment than other life insurance policies. The rules are too complex to summarize here, but generally depend on the amount of premiums paid during the first seven Policy years or in the seven Policy years following certain changes in the Policy. Changes that would cause a contract to enter a new seven-year test period include, for example, an increase in the death benefit that is not the result of a premium necessary to keep the Policy in-force. Additionally, a reduction in benefits during a seven-year test period could cause a Policy to become a MEC. Due to the Policy’s flexibility, each Policy’s circumstances will determine whether the Policy is classified as a MEC. If you do not want your Policy to be classified as a MEC, you should consult a tax professional to determine the circumstances, if any, under which your Policy would or would not be classified as a MEC.

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Upon issue of your Policy, we will notify you as to whether or not your Policy is classified as a MEC based on the initial premium we receive. If a payment would cause your Policy to become a MEC, you and your registered representative will be notified and we will not apply the premium. At that time, you will need to notify us if you want to continue your Policy as a MEC. Unless you notify us that you do want to continue your Policy as a MEC, we will refund the dollar amount of the excess premium that would cause the Policy to become a MEC.

Distributions (other than Death Benefits) from MECs. Policies classified as MECs are subject to the following tax rules:

•

All distributions other than death benefits from a MEC, including distributions upon surrender and cash withdrawals, will be treated first as distributions of gain taxable as ordinary income. They will be treated as tax-free recovery of the owner’s investment in the Policy only after all gain has been distributed. Your investment in the Policy is generally your total premium payments. When a distribution is taken from the Policy, your investment in the Policy is reduced by the amount of the distribution that is tax-free.

•

Loans taken from or secured by (e.g., by assignment) or pledges of such a Policy and increases in cash value secured by such loan or pledge are treated as distributions and taxed accordingly. If the Policy is part of a collateral assignment split dollar arrangement, the initial assignment as well as increases in cash value during the assignment may be treated as distributions and considered taxable.

•

A 10% additional federal income tax is imposed on the amount included in income except where the distribution or loan is made when you have reached age 59 1⁄2 or are disabled, or where the distribution is part of a series of substantially equal periodic payments for your life (or life expectancy) or the joint lives (or joint life expectancies) of you and the beneficiary.

•

If a Policy becomes a MEC, distributions that occur during the Policy year will be taxed as distributions from a MEC. In addition, the IRS has the authority, but has not yet done so, to issue regulations providing that distributions from a Policy that are made within two years before the Policy becomes a MEC will also be taxed in this manner.

Distributions (other than Death Benefits) from Policies that are not MECs. Distributions from a Policy that is not a MEC are generally treated first as a recovery of your investment in the Policy, and as taxable income after the recovery of all investment in the Policy. However, certain distributions which must be made in order to enable the Policy to continue to qualify as a life insurance policy for federal income tax purposes if Policy benefits are reduced during the first 15 Policy years may be treated in whole or in part as ordinary income subject to tax. Distributions from or loans from or secured by a Policy that is not a MEC are not subject to the 10% additional tax applicable to MECs.

Policy Loans. Loans from or secured by a Policy that is not a MEC are generally not treated as distributions. Instead, such loans are treated as indebtedness. If a loan from a Policy that is not a MEC is outstanding when the Policy is surrendered or lapses, the amount of the outstanding indebtedness will be taxed as if it were a distribution at that time. The tax consequences associated with Policy loans outstanding after the first 10 Policy years with preferred loan rates are less clear and a tax professional should be consulted about such loans.

Deductibility of Policy Loan Interest. In general, interest you pay on a loan from a Policy will not be deductible. Before taking out a Policy loan, you should consult a tax professional as to the tax consequences.

Investment in the Policy. Your investment in the Policy is generally the sum of the premium payments you made reduced by a withdrawal or distributions from the Policy that are tax-free.

Withholding. To the extent that Policy distributions are taxable, they are generally subject to withholding for the recipient’s federal income tax liability. The federal income tax withholding rate is generally 10% of the taxable amount of the distribution. Withholding applies only if the taxable amount of all distributions is at least $200 during a taxable year. Some states also require withholding for state income taxes. With the exception of amounts that represent eligible rollover distributions from Pension Plans and 403(b) arrangements, which are subject to mandatory withholding of 20% for federal tax, recipients can generally elect, however, not to have tax withheld from distributions. If the taxable distributions are delivered to foreign countries, U.S. persons may not elect out of withholding. Taxable distributions to non-resident aliens are generally subject to withholding at a 30% rate unless withholding is eliminated under an international treaty with the United States. The payment of death benefits is generally not subject to withholding.

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Business Uses of the Policy. The Policy may be used in various arrangements, including nonqualified deferred compensation or salary continuance plans, split dollar insurance plans, executive bonus plans, retiree medical benefit plans and others. The tax consequences of such plans and business uses of the Policy may vary depending on the particular facts and circumstances of each individual arrangement and business use of the Policy. Therefore, if you are contemplating using the Policy in any such arrangement, you should be sure to consult a tax professional as to tax attributes of the arrangement and in its use of life insurance. In recent years, moreover, Congress and the IRS have adopted new rules relating to nonqualified deferred compensation and to life insurance owned by businesses and life insurance used in split-dollar arrangements. The IRS has recently issued new guidance regarding concerns in the use of life insurance in employee welfare benefit plans, including, but not limited to, the deduction of employer contributions and the status of such plans as listed transactions. Any business contemplating the purchase of a new Policy or a change in an existing Policy should consult a tax professional. In addition, Section 101(j) of the Internal Revenue Code imposes notice, consent and other provisions on policies owned by employers and certain of their affiliates, owners and employees in order to receive death benefits tax-free and it requires additional tax reporting requirements.

Alternative Minimum Tax. There also may be an indirect tax upon the income in the Policy or the proceeds of a Policy under the federal corporate alternative minimum tax, if the policyowner is subject to that tax.

Living Benefit Rider (an Accelerated Death Benefit). We believe that the single-sum payment we make under this rider should be fully excludible from the gross income of the beneficiary, except in certain business contexts. You should consult a tax professional about the consequences of adding this rider to your Policy, or requesting a single-sum payment.

Continuation of Policy Beyond Attained Age 99. The tax consequences of continuing the Policy beyond the insured’s attained age 99 are unclear and may include taxation of the gain in the Policy or the taxation of the death benefit in whole or in part. You should consult a tax professional if you intend to keep the Policy in force beyond the insured’s attained age 99.

Other Tax Considerations. The transfer of the Policy or designation of a beneficiary may have federal, state, and/or local transfer and inheritance tax consequences, including the imposition of gift, estate, and generation-skipping transfer taxes. The individual situation of each owner or beneficiary will determine the extent, if any, to which federal, state, and local transfer and inheritance taxes may be imposed and how ownership or receipt of Policy proceeds will be treated for purposes of federal, state and local estate, inheritance, generation-skipping and other taxes. Special Rules for Pension Plans and Section 403(b) Arrangements. If the Policy is purchased in connection with a section 401(a) qualified pension or profit sharing plan, including a section 401(k) plan, or in connection with a section 403(b) plan or program, federal and state income and estate tax consequences could differ from those stated in this prospectus. The purchase may also affect the qualified status of the plan. You should consult a qualified tax professional in connection with such purchase. Policies owned under these types of plans may be subject to the Employee Retirement Income Security Act of 1974, or ERISA, which may impose additional requirements on the purchase of policies by such plans. You should consult a qualified tax professional regarding ERISA.

Please Note:

•

Foreign Account Tax Compliance Act (“FATCA”). The discussion above provides general information regarding U.S. federal income tax consequences to life and annuity purchasers that are U.S. citizens or residents. Purchasers that are not U.S. citizens or residents will generally be subject to U.S. federal withholding tax on taxable distributions from life policies and annuity contracts at a 30% rate, unless a lower treaty rate applies. In addition, such purchasers may be subject to state and/or municipal taxes and taxes that may be imposed by the purchaser’s country of citizenship or residence. FATCA imposed additional reporting and documentation requirements where non-U.S. entities (including foreign corporations, partnerships, and trusts) purchase policies to identify U.S. persons who are beneficial owners of the policies. Additional withholding of U.S. tax may be imposed if such documentation is not provided. In furtherance of FATCA implementation, the U.S. has entered into Inter-Government Agreements (“IGA’s”) with various foreign governments that require an exchange of information between U.S. financial institutions, including TLIC and the foreign governments regarding purchases of life insurance and annuities by their respective citizens. Prospective purchasers are advised to consult with a qualified tax professional regarding U.S., state, and foreign taxation with respect to a life insurance policy or an annuity contract purchase.

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•

In 2001, Congress enacted the Economic Growth and Tax Relief Reconciliation Act of 2001 (“EGTRRA”), which modified the estate, gift and generation-skipping transfer taxes through 2009 and eliminated the estate tax (but not the gift tax) and replaced it with a carryover basis income tax regime for estates of decedents dying in 2010, and also eliminated the generation-skipping transfer tax for transfers made in 2010. The 2010 Taxpayer Relief Act generally extended the EGTRRA provisions existing in 2009 and reunified the estate and gift transfer taxes for 2011 and 2012. The American Taxpayer Relief Act of 2012 made permanent certain of the changes to the estate, gift and generation-skipping transfer taxes. These provisions were modified again in December, 2017 by H.R. 1 (formerly known as the Tax Cuts and Jobs Act). The estate and gift tax unified credit basic exclusion amount increases to $10,000,000, subject to inflation adjustments (using the C-CPI-U), for taxable years beginning after December 31, 2017, and before January 1, 2026. This recent history of changes in these important tax provisions underscores the importance of seeking guidance from a qualified tax professional to help ensure that your estate plan adequately addresses possible transfer taxation of the Policy and its benefits in light of your needs and that of your beneficiaries under all possible scenarios.

IX.	The following replaces the “Executive Officers and Directors of Western Reserve” section (p. 48) of the prospectus:

EXECUTIVE OFFICERS AND DIRECTORS OF TRANSAMERICA LIFE INSURANCE COMPANY

Blake S. Bostwick	Director and President
Fred Gingerich	Controller and Vice President
Mark W. Mullin	Director and Chairman of the Board
David Schulz	Director, Chief Tax Officer and Senior Vice President
C. Michiel van Katwijk	Director, Chief Financial Officer, Executive Vice President and Treasurer
Karyn Polak	Director, Secretary, General Counsel and Senior Vice President

X.	The following replaces the “Legal Proceedings” section (p. 50) of the prospectus:

We, like other life insurance companies, are subject to regulatory and legal proceedings in the ordinary course of our business. Such legal and regulatory matters include proceedings specific to us and other proceedings generally applicable to business practices in the industry in which we operate. In some lawsuits and regulatory proceedings involving insurers, substantial damages have been sought and/or material settlement payments have been made. Although the outcome of any litigation or regulatory proceeding cannot be predicted with certainty, at the present time, we believe that there are no pending or threatened proceedings or lawsuits that are likely to have a material adverse impact on the Series Account, on TCI’s ability to perform under its principal underwriting agreement, or on our ability to meet our obligations under the Policy

XI.	The following hereby replaces the “Experts” section (p. 51) of the prospectus:

INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The financial statements of the WRL Series Life Account as of December 31, 2019 and for the years ended December 31, 2019 and 2018, and the statutory-basis financial statements and schedules of Transamerica Life Insurance Company and Transamerica Premier Life Insurance Company as of December 31, 2019 and 2018 and for each of the three years in the period ended December 31, 2019 included in this Prospectus have been so included in reliance on the reports of PricewaterhouseCoopers LLP, an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.

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XII.	The following is hereby added to the “Additional Information” section (p. 51) of the prospectus:

Payments to Contract Owners

We usually pay the amounts of any surrender, cash withdrawal, or death benefit within seven calendar days after we receive all applicable written notices and/or due proofs of death (in good order) at our Service Center. However, we can postpone such payments if any of the following occurs:

•	The New York Stock Exchange (“NYSE”) is closed, other than customary weekend and holiday closings, or trading on the NYSE is restricted.

•	The SEC permits, by an order, the postponement for the protection of contract owners.

•	An emergency exists that would make the disposal of securities held in the Series Account or the determination of their value not reasonably practicable.

In addition, if, pursuant to SEC rules, the Money Market Portfolio available in your Policy suspends payment of redemption proceeds in connection with a liquidation of such Portfolio or as a result of Portfolio liquidity levels, then we will delay payment of any transfer, cash withdrawal, surrender, loan, or death benefit from the Money Market Portfolio Sub-Account until the Portfolio pays redemption proceeds.

If you have submitted a recent check or draft, we have the right to defer payment of surrenders, cash withdrawals, or death benefit until such check or draft has been honored.

If mandated under applicable law, we may be required to reject a premium payment and/or block a contract owner’s account and thereby refuse to pay any request for transfers, withdrawals, surrenders, loans, or death benefits until instructions are received from the appropriate regulators. We may also be required to provide additional information about you or your account to governmental regulators.

Collateral Assignment

You may assign your Policy by filing a written request with us. We will not be bound by any assignment until we receive it in our records. Unless otherwise specified by you, the assignment will then take effect on the date the assignment is signed by you, subject to any payments made or actions taken by us prior to our recording of the assignment. We assume no responsibility for the validity or effect of any assignment of the Policy or any interest in it. Any death benefit which becomes payable to an assignee will be payable in a single sum and will be subject to proof of the assignee’s interest and the extent of the assignment.

Tax-Free Section 1035 Exchanges

You can generally exchange one life insurance policy for another policy covering the same insured in a “tax-free exchange” under Section 1035 of the Internal Revenue Code. Before making an exchange, you should compare both life insurance policies carefully. Remember that if you exchange another life insurance policy for the one described in this prospectus, you might have to pay a surrender charge on your old policy, other charges may be higher (or lower), and the benefits may be different. If the exchange does not qualify for Section 1035 treatment, or if your current policy is subject to a policy loan, you may also have to pay federal income tax on the exchange. Additionally, if you are under age 59 1⁄2 then you also may be subject to a federal tax penalty equal to 10% of the taxable amount. You should not exchange another life insurance policy for this one unless you determine, after knowing all the facts, that the exchange is in your best interest and not just better for the person selling you the Policy. (That person will generally earn a commission if you buy the Policy through an exchange or otherwise.)

Selection of Underlying Fund Portfolios

You are responsible for choosing the Portfolios, and the amounts allocated to each, that are appropriate for your own individual circumstances and your investment goals, financial situation, and risk tolerance. Because investment risk is borne by you, decisions regarding investment allocations should be carefully considered. We do not recommend or endorse any particular underlying fund Portfolio and we do not provide investment advice.

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In making your investment selections, we encourage you to thoroughly investigate all of the information that is available to you regarding the Portfolios including each fund’s prospectus, statement of additional information and annual and semi-annual reports. Other sources, such as the underlying fund’s website, provide more current information including information about any regulatory actions or investigations relating to a fund or underlying fund Portfolio. After you select Portfolios for your initial premium, you should monitor and periodically re-evaluate your allocations to determine if they are still appropriate. You bear the risk of any decline in your cash value resulting from the performance of the Portfolios you have chosen.

Please note the following information regarding Government Money Market funds

There can be no assurance that a government money market fund will be able to maintain a stable net asset value per share. During extended periods of low interest rates, and partly as a result of insurance charges, the yield on a government money market fund may become extremely low and possibly negative. You could lose money by investing in a government money market fund.

Sending Forms and Transaction Requests in Good Order

We cannot carry out your instructions to process a transaction relating to the Policy until we have received your instructions in good order at our mailing address (or our administrative office or website as appropriate). “Good order” means the actual receipt by us of the instructions relating to a transaction in writing or, when appropriate, by telephone or facsimile, or electronically along with all forms, information and supporting legal documentation (including any required spousal or joint owner’s consents) we require in order to effect the transaction. This information and documentation generally includes, to the extent applicable to the transaction: your completed application; the policy number; the transaction amount (in dollars or percentage terms); the names and allocations to and/or from the Sub-Accounts affected by the requested transaction; the dated signatures of all owners (exactly as registered on the Policy) if necessary; Social Security Number or Taxpayer I.D.; and any other information or supporting documentation that we may require. To be in “good order,” instructions must be sufficiently clear so that we do not need to exercise any discretion to follow such instructions.

Cyber Security Risks

Our operations support complex transactions and are highly dependent on the proper functioning of information technology and communication systems. Any failure of our information technology or communications systems may result in a material adverse effect on our results of operations and corporate reputation.

Any failure of or gap in the systems and processes necessary to support complex transactions and avoid systems failure, fraud, information security failures, processing errors, cyber intrusion, loss of data and breaches of regulation may lead to a materially adverse effect on our results of operations and corporate reputation. In addition, we must commit significant resources to maintain and enhance its existing systems in order to keep pace with applicable regulatory requirements, industry standards and customer preferences. If we fail to maintain secure and well-functioning information systems, we may not be able to rely on information for product pricing, compliance obligations, risk management and underwriting decisions. In addition, we cannot assure investors or consumers that interruptions, failures or breaches in security of these processes and systems will not occur, or if they do occur, that they can be timely detected and remediated. The occurrence of any of these events may have a materially adverse effect on our businesses, results of operations and financial condition.

A computer system failure or security breach may disrupt our business, damage our reputation and adversely affect our results of operations, financial condition and cash flows.

We rely heavily on computer and information systems and internet and network connectivity to conduct a large portion of our business operations. This includes the need to securely store, process, transmit and dispose of confidential information, including personal information, through a number of complex systems. In many cases this also includes transmission and processing to or through commercial customers, business partners and third-party service providers. The introduction of new technologies, computer system failures, cyber-crime attacks or security or data privacy breaches may materially disrupt our business operations, damage our reputation, result in regulatory and litigation exposure, investigation and remediation costs, and materially and adversely affect our results of operations, financial condition and cash flows.

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The information security risk that we face includes the risk of malicious outside forces using public networks and other methods, including social engineering and the exploitation of targeted offline processes, to attack our systems and information. It also includes inside threats, both malicious and accidental. For example, human error, unauthorized user activity and lack of sufficiently automated processing can result in improper information exposure or use. We also face risk in this area due to its reliance in many cases on third-party systems, all of which may face cyber and information security risks of their own. Third-party administrators or distribution partners used by us or our affiliates may not adequately secure their own information systems and networks, or may not adequately keep pace with the dynamic changes in this area. Potential bad actors that target us and our applicable third parties may include, but are not limited to, criminal organizations, foreign government bodies, political factions, and others.

In recent years information security risk has increased sharply due to a number of developments in how information systems are used by companies such as us, but also by society in general. Threats have increased as criminals and other bad actors become more organized and employ more sophisticated techniques. At the same time companies increasingly make information systems and data available through the internet, mobile devices or other network connections to customers, employees and business partners, thereby expanding the attack surface that bad actors can exploit.

Large, global financial institutions such as us have been, and will continue to be subject to information security attacks for the foreseeable future. The nature of these attacks will also continue to be unpredictable, and in many cases may arise from circumstances that are beyond our control. If we fail to adequately invest in defensive infrastructure, timely response capabilities, technology and processes or to effectively execute against its information security strategy, it may suffer material adverse consequences.

To date the highest impact information security incidents that we have experienced are believed to have been the result of e-mail phishing attacks targeted at our business partners and commercial customers. This in turn led to unauthorized use of valid our website credentials to engage in fraudulent transactions and improper data exfiltration. Additionally, we have also faced other types of attacks, including but not limited to other types of phishing attacks and distributed denial of service (DDoS) attacks, as well as certain limited cases of unauthorized internal user activity, including activity between other units of Aegon. Although to our knowledge these events have thus far not been material in nature, our management recognizes the need to establish and maintain adequate information security systems that are capable of addressing the possibility of these types of attacks, as well as for the possibility of more significant and sophisticated information security attacks, in the future. There is no guarantee that the measures that we take will be sufficient to stop all types of attacks or mitigate all types of information security or data privacy risks.

We maintain cyber liability insurance to help decrease the impact of cyber-attacks and information security events, subject to the terms and conditions of the Policy, however such insurance may not be sufficient to cover all applicable losses that we may suffer.

A breach of data privacy or security obligations may disrupt our business, damage our reputation and adversely affect financial conditions and results of operations.

Pursuant to applicable laws, various government agencies and independent administrative bodies have established numerous rules protecting the privacy and security of personal information and other confidential information held by us. For example, our businesses are subject to laws and regulations enacted by U.S. federal and state governments, including various regulatory organizations relating to the privacy and/or security of the information of customers, employees or others. These laws, among other things, increased compliance obligations, impacted our businesses’ collection, processing and retention of personal data, reporting of data breaches, and provide for penalties for non-compliance. As an example, the New York Department of Finance Services (NYDFS), pursuant to its cybersecurity regulation, requires financial institutions regulated by the NYDFS, including certain of our entities, to, among other things, satisfy an extensive set of minimum cyber security requirements, including but not limited to governance, management, reporting, policy, technology and control requirements. Numerous other U.S. laws also impose various information security and privacy related obligations with respect to various Company affiliates operating in the U.S., including but not limited to the Gramm-Leach-Bliley Act and related state laws (GLBA), the California Consumer Privacy Act (CCPA) and the Health Insurance Portability and Accountability Act (HIPAA), among many others. Other legislators and regulators with jurisdiction over our businesses are considering, or have already enacted, enhanced information security risk management and privacy rules and regulations. A number of our entities and affiliates are also subject to contractual restrictions with respect to the information of our clients and business partners. The Company, and numerous of its employees and business partners have access to, and routinely process, the

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personal information of consumers and employees. We rely on various processes and controls to protect the confidentiality, integrity and availability of personal information and other confidential information that is accessible to, or in the possession of, us, our systems, employees and business partners. It is possible that an employee, business partner or system could, intentionally or unintentionally, inappropriately disclose or misuse personal or confidential information. Our data or data in our possession could also be the subject of an unauthorized information security attack. If we fail to maintain adequate processes and controls or if we or our business partners fail to comply with relevant laws and regulations, policies and procedures, misappropriation or intentional or unintentional inappropriate disclosure or misuse of personal information or other confidential information could occur. Such control inadequacies or non-compliance could cause disrupted operations and misstated or unreliable financial data, materially damage our reputation or lead to increased regulatory scrutiny or civil or criminal penalties or litigation, which, in turn, could have a material adverse effect on our business, financial condition and results of operations. In addition, we analyze personal information and customer data to better manage our business, subject to applicable laws and regulations and other restrictions. It is possible that additional regulatory or other restrictions regarding the use of such techniques may be imposed. Additional privacy and information security obligations have been imposed by various governments with jurisdiction over the Company or its affiliates in recent years, and more such obligations are likely to be imposed in the near future across our operations. Such restrictions and obligations could have material impacts on our business, financial conditions and/or results of operations.

For a complete description regarding Transamerica’s policies for its websites, including the Privacy Policy and Terms of Use for such websites, please visit: www.transamerica.com/individual/privacy-policy and www.transamerica.com/individual/terms-of-use.

Business Continuity

Our business operations may be adversely affected by volatile natural and man-made disasters, including (but not limited to) hurricanes, earthquakes, terrorism, civil unrest, military action, fires and explosions, pandemic diseases, and other catastrophes (“Catastrophic Events”). Over the past several years, changing weather patterns and climatic conditions have added to the unpredictability and frequency of natural disasters in certain parts of the world. Such uncertainty as to future trends and exposure may lead to financial losses to our businesses. Furthermore, Catastrophic Events may disrupt our operations and result in the loss of, or restricted access to, property and information about Transamerica and its clients. Such events may also impact the availability and capacity of our key personnel. If our business continuity plans have not included effective contingencies for Catastrophic Events, we may experience business disruption, damage to corporate reputation, and damage to financial condition for a prolonged period of time.

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UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL INFORMATION

Amounts presented in thousands

Effective October 1, 2020, Transamerica Life Insurance Company (“TLIC”, or “the Company”) will merge with Transamerica Premier Life Insurance Company (“TPLIC”), an Iowa domiciled affiliate, and MLIC Re I, Inc. (“MLRe”), a Vermont domiciled affiliate, with TLIC emerging as the surviving entity pursuant to the Plan of Merger, which was approved by the Iowa Insurance Division (IID) and the Department of Financial Regulation of Vermont.

In conjunction with the merger the historical financial statements were combined under NAIC Statutory Accounting Practices and Procedures Manual Statements of Statutory Accounting Principles (SSAP) No. 68 Business Combinations and Goodwill (SSAP 68) Paragraph 10 Statutory Merger, whereby the former statutory bases of accounting are retained.

The unaudited pro forma condensed combined financial information below should be read in conjunction with the notes thereto and audited consolidated financial statements for the year ended December 31, 2019 included herein.

The following unaudited pro forma condensed combined financial information is presented for illustrative purposes only and is not necessarily indicative of what our actual financial position or results of operations would have been had the merger been completed on the dates indicated above. In addition, the unaudited pro forma condensed combined financial information does not purport to project the future financial position or operating results of the resulting company. This information does not give effect to (1) our results of operations or other transactions or developments since December 31, 2019, (2) the impact of releasing the letter of credit reflected as an admitted asset by MLRe, (3) the effects of transactions or developments that may occur subsequent to December 31, 2019 after the pro forma financial statements, and (4) the impact of intercompany transactions between entities, including reinsurance, that have not been reflected in historical balances, but will be adjusted on a go forward basis. The foregoing matters could cause both TLIC’s historical pro forma financial position and results of operations, and TLIC’s actual future financial position and results of operations, to differ materially from those presented in the following unaudited pro forma condensed combined financial information.

The following unaudited pro forma condensed combined financial information of TLIC gives effect to the merger as if it had been completed as of December 31, 2019. The statutory financial statements for the Company, TPLIC, and MLRe are combined below retaining the historical statutory bases to arrive at merged pro forma financial statements at December 31, 2019 as follows:

Transamerica Life Insurance Co – Merged Company

Statutory Condensed Combined Balance Sheet

12/31/2019 Pro forma - Unaudited

($ thousands)

	TLIC Dec 31 2019 as Reported	TPLIC Dec 31 2019 as Reported	MLRe Dec 31 2019 as Reported	Eliminations[2] Dec 31 2019	Merged Dec 31 2019 Pro Forma[3]
ASSETS:
Investments	41,771,924	24,479,103	314,148	—	66,565,175
Letter of Credit[1]	—	—	770,000	—	770,000
Other Assets	2,730,813	1,529,256	35,731	—	4,295,800
Separate Account Assets	85,720,689	26,508,334	—	—	112,229,023

TOTAL ADMITTED ASSETS	130,223,426	52,516,693	1,119,879	—	183,859,998

LIABILITIES, CAPITAL & SURPLUS:
Policy Liabilities	27,308,732.0	18,714,626.0	770,000.0	—	46,793,358.0
Other Liabilities	10,665,836.0	4,992,797.0	9,103.0	—	15,667,736.0
Separate Account Liabilities	85,720,688.0	26,508,334.0	—	—	112,229,022.0

Total Liabilities	123,695,256.0	50,215,757.0	779,103.0	—	174,690,116.0

Capital	6,762.0	10,137.0	250.0	(10,387.0)	6,762.0
Surplus Notes	—	60,000.0	—	—	60,000.0
Gross Paid in and Contributed Surplus	2,610,713.0	1,057,861.0	123,000.0	—	3,791,574.0
Aggregate write-in for Special Surplus	195,434.0	1,334.0	—	—	196,768.0
Unassigned Surplus	3,715,261.0	1,171,604.0	217,526.0	10,387.0	5,114,778.0

Total Capital & Surplus	6,528,170.0	2,300,936.0	340,776.0	—	9,169,882.0

TOTAL LIABILITIES , CAPITAL & SURPLUS	130,223,426.0	52,516,693.0	1,119,879.0	—	183,859,998.0

Transamerica Life Insurance Co – Merged Company

Statutory Condensed Combined Earnings

12/31/2019 Pro Forma - Unaudited

($ thousands)

	TLIC Dec 31 2019 as Reported	TPLIC Dec 31 2019 as Reported	MLRe Dec 31 2019 as Reported	Eliminations[2] Dec 31 2019	Merged Dec 31 2019 Pro Forma[3]
REVENUES:
Premiums and Deposits	12,146,106.0	3,347,881.0	198,853.0	—	15,692,840.0
Net Investment Income	1,644,325.0	1,094,859.0	11,735.0	—	2,750,919.0
Comm and Exp Allowance & Reserve Adj Ceded	444,368.0	(170,748.0)	—	—	273,620.0
Other	1,907,252.0	362,101.0	—	—	2,269,353.0

Total Revenue	16,142,051.0	4,634,093.0	210,588.0	—	20,986,732.0

Benefits and Expenses:
Benefits Paid	17,561,497.0	3,534,284.0	391,512.0	—	21,487,293.0
Policy liability change	(2,277,561.0)	961,715.0	(60,000.0)	—	(1,375,846.0)
Commissions	908,521.0	512,527.0	48,511.0	—	1,469,559.0
Expenses and other	833,410.0	503,282.0	(230,348.0)	—	1,106,344.0
Transfers to (from) Separate Accounts	(3,868,617.0)	(1,261,078.0)	—	—	(5,129,695.0)

Total Benefits and Expenses	13,157,250.0	4,250,730.0	149,675.0	—	17,557,655.0

Gain from Operations Before Policyholder Dividends and Taxes	2,984,801.0	383,363.0	60,913.0	—	3,429,077.0
Policyholder Dividends	9,236.0	1,030.0	—	—	10,266.0
Taxes	(77,933.0)	39,259.0	(202.0)	—	(38,876.0)

Gain from Operations Before Net Realized Capital Gains (Losses)	3,053,498.0	343,074.0	61,115.0	—	3,457,687.0

Realized Capital Gains (Losses)	240,524.0	229,130.0	(47.0)	—	469,607.0

Net Statutory Income	3,294,022.0	572,204.0	61,068.0	—	3,927,294.0

Footnote references from financial statements:

1:

As of December 31, 2019, MLRe had a permitted practice with explicit permission of the Deputy Commissioner of Captive Insurance of the State of Vermont that allows the admission on the U.S. statutory statement of a letter of credit. The letter of credit was $770,000 at December 31, 2019 and is included in the Total Admitted Assets balance of MLRe presented above. Upon MLRe being merged into TLIC, the permitted practice will no longer exist and the letter of credit will not transfer into the merged entity. Pursuant to the plan of merger approved by the IID, the LOC will be presented in the historical combined financial statements as of year-end 2019.

2:

Merger proforma includes the elimination of $10,387 of Unassigned Surplus with an offsetting charge to Capital on the balance sheet is related to the cancellation of the common stock ownership of TPLIC by the Company, and was eliminated based on the requirements set forth in SSAP 68 requiring adjustment of the capital accounts of entities to reflect appropriate par values of the new entity.

3:

On May 15, 2020, TPLIC paid a dividend to its parent company, Commonwealth General Corporation (“CGC”), in the amount of $700,000. The dividend and contribution included $76,604 in cash and $623,396 in securities. The December 31, 2019 amounts presented above do not reflect that transaction.

Subsequent Events:

Additional subsequent events have been evaluated for disclosure through September 29, 2020.

On June 30, 2020, the Company received $96,035 from Transamerica Financial Life Insurance Company (“TFLIC”) as consideration for TFLIC’s repurchase of its remaining 1,254 common stock shares held by the Company. The shares were redeemed at par of $125 with total par value of $157 and paid-in surplus of $95,878.

On June 30, 2020, the Company, Transamerica Pacific Re, Inc. (“TPRe”), a newly formed AXXX captive and affiliate, and Transamerica Pacific Insurance Company, Ltd (“TPIC”) entered into a novation agreement whereby the Company consented to the assignment, transfer and novation of TPIC’s obligations under the TLIC/TPIC universal life coinsurance agreements to TPRe. The novation resulted in no gain or loss. The Company then entered into a recapture agreement with TPRe to recapture certain universal life insurance risks for consideration of $2,124,341 equal to the statutory reserves recaptured resulting in no gain or loss. With approval from the IID, subsequent to the novation and the recapture on June 30, 2020, the Company and TPRe amended the agreements to cover the secondary guarantee only.

Effective July 1, 2020, the Company entered into a reinsurance agreement with Wilton Reassurance Company to novate corporate owned life insurance policies previously issued by the Company to TPLIC. The Company novated $173,052 of reserves and claim reserves and paid a ceding commission of $7,400. The transaction resulted in a pre-tax loss of $7,400 which has been included in the Statements of Operations.

Basis of Presentation

The accompanying pro forma financial statements have been prepared in conformity with accounting practices prescribed or permitted by the IID, which practices differ from accounting principles generally accepted in the United States of America (GAAP).

The IID recognizes only statutory accounting practices prescribed or permitted by the State of Iowa for determining and reporting the financial condition and results of operations of an insurance company, and for determining its solvency under the Iowa Insurance Law. The NAIC Accounting Practices and Procedures Manual (NAIC SAP) has been adopted as a component of prescribed practices by the State of Iowa. Prescribed statutory accounting practices include state laws and regulations. Permitted statutory accounting practices encompass accounting practices that are not prescribed. See the audited financials for a summary of the accounting practices permitted and prescribed by the IID and reflected in the Company’s financial statements.

The pro forma financial statements and any financial reporting restatements with respect to the newly merged entity will be prepared in accordance with NAIC SAP. More specifically, the pro forma reflects the statutory merger with the assets, liabilities and surplus of the reported statutory entities carried forward from the historical statutory accounting basis.

Use of Estimates

The preparation of financial statements of insurance companies requires management to make estimates and assumptions that affect amounts reported in the financial statements and accompanying notes. Such estimates and assumptions could change in the future as more information becomes known, which could impact the amounts reported and disclosed herein.

The accompanying pro forma financial statements should be read in conjunction with the related historical information for the Company and are not necessarily indicative of the results that would have been attained had the merger taken place as of the presentation date.

Impacts of Merger

As demonstrated in the pro formas above, the historical balances for the companies involved in the merger have been retained, as outlined in the Plan of Merger approved by the IID. There are intercompany transactions between entities, including reinsurance, that have not been eliminated in historical balances, but will be adjusted on a go forward basis. While the adjustments may be material to individual line items, the eliminations have no impact on the merged company capital and surplus.

Before the merger, TPLIC was the issuer of the variable policies. Upon consummation of the merger, TPLIC’s corporate existence ceased by operation of law, and TLIC assumed legal ownership of all of the assets of TPLIC, including all of TPLIC’s separate accounts (the “Separate Accounts”) that fund TPLIC’s variable policies, and the assets of the Separate Accounts. As a result of the merger, TLIC became responsible for all liabilities and obligations of TPLIC, including those created under TPLIC’s variable policies. Accordingly, all references in the variable policy prospectuses to Transamerica Premier Life Insurance Company are amended to refer to Transamerica Life Insurance Company.

The merger did not affect the terms of, or the rights and obligations under, the variable policies, other than to change the insurance company that provides policy benefits from TPLIC to TLIC. The merger also did not result in any adverse tax consequences for any policy owners, and policy owners will not be charged additional fees or expenses as a result of the merger. The account value or unit values of the policies will not change as a result of the merger.

FINANCIAL STATEMENTS – STATUTORY BASIS

AND SUPPLEMENTARY INFORMATION

Transamerica Life Insurance Company

Years Ended December 31, 2019, 2018 and 2017

Transamerica Life Insurance Company

Financial Statements – Statutory Basis

and Supplementary Information

Years Ended December 31, 2019, 2018 and 2017

Report of Independent Auditors

To the Board of Directors of

Transamerica Life Insurance Company

We have audited the accompanying statutory-basis financial statements of Transamerica Life Insurance Company (the “Company”), which comprise the balance sheets – statutory basis as of December 31, 2019 and 2018, and the related statements of operations – statutory basis, of changes in capital and surplus – statutory basis, and of cash flow – statutory basis for each of the three years in the period ended December 31, 2019, including the related notes and schedules of supplementary insurance information and reinsurance as of December 31, 2019, 2018 and for each of the three years in the period ended December 31, 2019 and summary of investments—other than investments in related parties as of December 31, 2019 listed in the accompanying index (collectively referred to as the “financial statements”).

Management’s Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of the financial statements in accordance with the accounting practices prescribed or permitted by the Iowa Insurance Division. Management is also responsible for the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditors’ Responsibility

Our responsibility is to express an opinion on the financial statements based on our audits. We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on our judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, we consider internal control relevant to the Company’s preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Basis for Adverse Opinion on U.S. Generally Accepted Accounting Principles

As described in Note 2 to the financial statements, the financial statements are prepared by the Company on the basis of the accounting practices prescribed or permitted by the Iowa Insurance Division, which is a basis of accounting other than accounting principles generally accepted in the United States of America.

The effects on the financial statements of the variances between the statutory basis of accounting described in Note 2 and accounting principles generally accepted in the United States of America, although not reasonably determinable, are presumed to be material.

PricewaterhouseCoopers LLP, 1 N Upper Wacker Drive, Chicago, IL 60606

T: 312-298-2000, F: , www.pwc.com

Adverse Opinion on U.S. Generally Accepted Accounting Principles

In our opinion, because of the significance of the matter discussed in the “Basis for Adverse Opinion on U.S. Generally Accepted Accounting Principles” paragraph, the financial statements referred to above do not present fairly, in accordance with accounting principles generally accepted in the United States of America, the financial position of the Company as of December 31, 2019 and 2018 or the results of its operations or its cash flows for each of the three years in the period ended December 31, 2019.

Opinion on Statutory Basis of Accounting

In our opinion, the financial statements referred to above present fairly, in all material respects, the admitted assets, liabilities and surplus of the Company as of December 31, 2019 and 2018 and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2019, in accordance with the accounting practices prescribed or permitted by the Iowa Insurance Division described in Note 2.

Emphasis of Matters

As discussed in Note 1 to the financial statements, the financial statements give retroactive effect to the merger of Transamerica Advisors Life Insurance Company into the Company on July 1, 2019 in a transaction accounted for as a statutory merger. Our opinion is not modified with respect to this matter.

As discussed in Note 3 to the financial statements, in 2019 the Company changed its valuation basis for variable annuities. Our opinion is not modified with respect to this matter.

/s/ PricewaterhouseCoopers LLP

Chicago, Illinois

April 27, 2020

PricewaterhouseCoopers LLP, 1 N Upper Wacker Drive, Chicago, IL 60606

T: 312-298-2000, F: , www.pwc.com

Transamerica Life Insurance Company

Balance Sheets – Statutory Basis

(Dollars in Thousands)

	December 31
	2019	2018
Admitted assets
Cash, cash equivalents and short-term investments	$1,693,803	$2,331,468
Bonds	25,412,467	27,627,135
Preferred stocks	111,630	104,793
Common stocks	3,217,206	2,998,481
Mortgage loans on real estate	5,096,613	4,600,493
Real estate	51,546	114,446
Policy loans	1,099,596	1,139,853
Securities lending reinvested collateral assets	1,246,827	1,835,122
Derivatives	1,718,025	2,097,951
Other invested assets	2,124,211	1,666,946

Total cash and invested assets	41,771,924	44,516,688

Accrued investment income	404,846	428,558
Premiums deferred and uncollected	286,843	115,235
Net deferred income tax asset	475,358	627,639
Variable annuity reserve hedge offset deferral	195,067	231,853
Other assets	1,368,699	1,472,587
Separate account assets	85,720,689	76,783,392

Total admitted assets	$130,223,426	$124,175,952

Liabilities and capital and surplus
Aggregate reserves for policies and contracts	$26,237,936	27,294,949
Policy and contract claim reserves	479,226	527,901
Liability for deposit-type contracts	591,570	967,757
Other policyholders’ funds	21,831	17,617
Transfers from separate accounts due or accrued	(898,597)	(1,034,929)
Funds held under reinsurance treaties	4,094,413	3,785,867
Asset valuation reserve	879,143	694,388
Interest maintenance reserve	308,453	299,928
Derivatives	1,851,801	975,974
Payable for collateral under securities loaned and other transactions	1,731,464	3,080,656
Borrowed money	1,274,504	3,052,991
Other liabilities	1,402,824	1,452,027
Separate account liabilities	85,720,688	76,783,391

Total liabilities	123,695,256	117,898,517

Total capital and surplus	6,528,170	6,277,435

Total liabilities and capital and surplus	$130,223,426	$124,175,952

See accompanying notes.

3

Transamerica Life Insurance Company

Statements of Operations – Statutory Basis

(Dollars in Thousands)

	Year Ended December 31
	2019	2018	2017
Revenues
Premiums and other considerations	$12,146,106	$10,813,518	$(3,514,168)
Net investment income	1,644,325	1,667,172	2,516,282
Commissions and expense allowances on reinsurance ceded	527,860	835,062	608,958
Reserve adjustment on reinsurance ceded	(83,492)	(67,838)	(1,210,892)
Consideration received on reinsurance recapture and novations	15,485	217,258	462,313
Separate accounts net gain from operations	—	—	139,852
Fee revenue and other income	1,891,767	1,971,474	1,996,610

Total revenue	16,142,051	15,436,646	998,955

Benefits and expenses
Death benefits	1,706,779	1,760,272	1,588,061
Annuity benefits	1,173,639	1,183,691	1,207,143
Accident and health benefits	281,435	295,343	141,823
Surrender benefits	14,231,385	14,536,177	13,109,739
Other benefits	168,259	156,157	156,951
Net increase (decrease) in reserves	(2,277,561)	228,055	(12,826,051)
Commissions	908,521	912,831	927,565
Net transfers to (from) separate accounts	(3,868,617)	(4,075,245)	(2,619,683)
IMR adjustment due to reinsurance	—	(13,229)	(2,065,984)
General insurance expenses and other	833,410	1,219,389	1,033,737

Total benefits and expenses	13,157,250	16,203,441	653,301

Gain (loss) from operations before dividends and federal income taxes	2,984,801	(766,795)	345,654

Dividends to policyholders	9,236	5,953	8,057

Gain (loss) from operations before federal income taxes	2,975,565	(772,748)	337,597
Federal income tax (benefit) expense	(77,933)	(63,062)	(1,035,106)

Net gain (loss) from operations	3,053,498	(709,686)	1,372,703
Net realized capital gains (losses), after tax and amounts transferred to interest maintenance reserve	240,524	(714,132)	(575,050)

Net income (loss)	$3,294,022	$(1,423,818)	$797,653

See accompanying notes.

4

Transamerica Life Insurance Company

Statements of Changes in Capital and Surplus – Statutory Basis

(Dollars in Thousands)

Balance at January 1, 2017	Common Stock	Preferred Stock	Treasury Stock	Surplus Notes	Paid-in Surplus	Special Surplus Funds	Unassigned Surplus	Total Capital and Surplus
As originally presented	$6,762	$1,282	$(58,000)	$150,000	$3,653,830	$577,936	$2,135,591	6,467,401
Merger of Transamerica Advisors Life Insurance Company (TALIC)	—	—	—	—	242,198	—	453,845	696,043

Balance at January 1, 2017 (TALIC Merger)	6,762	1,282	(58,000)	150,000	3,896,028	577,936	2,589,436	7,163,444
Net income (loss)	—	—	—	—	—	—	797,653	797,653
Change in net unrealized capital gains/losses, net of taxes	—	—	—	—	—	(489,076)	1,172,461	683,385
Change in net deferred income tax asset	—	—	—	—	—	—	(956,486)	(956,486)
Change in nonadmitted assets	—	—	—	—	—	—	474,981	474,981
Change in asset valuation reserve	—	—	—	—	—	—	124,240	124,240
Change in surplus in separate accounts	—	—	—	—	—	—	(117,876)	(117,876)
Change in surplus as a result of reinsurance	—	—	—	—	—	—	230,908	230,908
Dividends to stockholders	—	—	—	—	—	—	(620,523)	(620,523)
Return of capital	—	—	—	—	(422,572)	—	—	(422,572)
Other changes—net	—	(298)	—	—	(626)	981	(5,738)	(5,681)

Balance at December 31, 2017	$6,762	$984	$(58,000)	$150,000	$3,472,830	$89,841	$3,689,056	$7,351,473
Net income (loss)	—	—	—	—	—	—	(1,423,818)	(1,423,818)
Change in net unrealized capital gains/losses, net of taxes	—	—	—	—	—	145,059	1,145,316	1,290,375
Change in net deferred income tax asset	—	—	—	—	—	—	164,466	164,466
Change in nonadmitted assets	—	—	—	—	—	—	45,646	45,646
Change in asset valuation reserve	—	—	—	—	—	—	16,359	16,359
Change in surplus as a result of reinsurance	—	—	—	—	—	—	17,616	17,616
Dividends to stockholders	—	—	—	—	—	—	(624,567)	(624,567)
Return of capital	—	—	—	—	(558,740)	—	—	(558,740)
Other changes—net	—	(559)	—	—	2,576	(3,047)	(345)	(1,375)

Balance at December 31, 2018	$6,762	$425	$(58,000)	$150,000	$2,916,666	$231,853	$3,029,729	$6,277,435

Continued on next page.

5

Transamerica Life Insurance Company

Statements of Changes in Capital and Surplus – Statutory Basis

(Dollars in Thousands)

	Common Stock	Preferred Stock	Treasury Stock	Surplus Notes	Paid-in Surplus	Special Surplus Funds	Unassigned Surplus	Total Capital and Surplus
Balance at December 31, 2018	$6,762	$425	$(58,000)	$150,000	$2,916,666	$231,853	$3,029,729	$6,277,435
Net income (loss)	—	—	—	—	—	—	3,294,022	3,294,022
Change in net unrealized capital gains/losses, net of tax	—	—	—	—	—	(36,786)	(290,676)	(327,462)
Change in net deferred income tax asset	—	—	—	—	—	—	(164,812)	(164,812)
Change in nonadmitted assets	—	—	—	—	—	—	105,654	105,654
Change in reserve on account of change in valuation basis	—	—	—	—	—	—	(1,248,411)	(1,248,411)
Change in asset valuation reserve	—	—	—	—	—	—	(184,755)	(184,755)
Change in surplus as a result of reinsurance	—	—	—	—	—	—	(146,952)	(146,952)
Change in surplus notes	—	—	—	(150,000)	—	—	—	(150,000)
Change in treasury stock	—	—	58,000	—	—			58,000
Return of capital	—	—	—	—	(307,578)	—	—	(307,578)
Dividends to stockholders	—	—	—	—	—	—	(725,000)	(725,000)
Other changes—net	—	(425)	—	—	1,625	367	46,462	48,029

Balance at December 31, 2019	$6,762	$—	$—	$—	$2,610,713	$195,434	$3,715,261	$6,528,170

See accompanying notes.

6

Transamerica Life Insurance Company

Statements of Cash Flow – Statutory Basis

(Dollars in Thousands)

	Year Ended December 31
	2019	2018	2017
Operating activities
Premiums and annuity considerations	$11,959,055	$10,836,714	$5,030,303
Net investment income	1,853,706	1,826,005	2,524,319
Other income	2,295,448	2,891,089	6,905,408
Benefit and loss related payments	(17,435,718)	(17,958,301)	(16,076,467)
Net transfers from separate accounts	4,005,482	4,343,398	2,904,380
Commissions and operating expenses	(1,898,769)	(1,892,868)	(2,050,512)
Dividends paid to policyholders	(5,889)	(6,350)	(7,348)
Federal income taxes (paid) received	(139,992)	939,301	438,896

Net cash provided by (used in) operating activities	633,323	978,988	(331,021)

Investing activities
Proceeds from investments sold, matured or repaid	$15,951,729	$9,086,610	$10,468,686
Costs of investments acquired	(13,028,169)	(7,574,764)	(8,455,291)
Net change in policy loans	40,258	48,668	52,058

Net cost of investments acquired	(12,987,911)	(7,526,096)	(8,403,233)

Net cash provided by (used in) investing activities	$2,963,818	$1,560,514	$2,065,453

Financing and miscellaneous activities
Repayment of surplus notes	$(150,000)	$—	$—
Capital and paid in surplus received (returned)	(248,376)	(556,833)	(434,179)
Dividends to stockholders	(725,000)	(564,220)	(620,523)
Net deposits (withdrawals) on deposit-type contracts	(429,725)	(201,168)	(2,167,303)
Net change in borrowed money	(1,765,528)	(1,151,474)	1,874,369
Net change in funds held under reinsurance treaties	(60,731)	(271,793)	(75,583)
Net change in payable for collateral under securities lending and other transactions	(1,347,778)	(15,819)	(125,030)
Other cash (applied) provided	492,332	587,583	98,001

Net cash provided by (used in) financing and miscellaneous activities	(4,234,806)	(2,173,724)	(1,450,248)

Net increase (decrease) in cash, cash equivalents and short-term investments	(637,665)	365,778	284,184
Cash, cash equivalents and short-term investments:
Beginning of year	2,331,468	1,965,690	1,681,506

End of year	$1,693,803	$2,331,468	$1,965,690

See accompanying notes.

7

Transamerica Life Insurance Company

Statements of Cash Flow (supplemental) – Statutory Basis

(Dollars in Thousands)

	Year Ended December 31
Supplemental disclosures of cash flow information	2019	2018	2017
Non-cash activities during the year not included in the Statutory Statement of Cash Flows:
Stock cancellations	$57,575	$—	$—
Non-cash dividend to parent company	—	60,347	—
Investments received for insured securities losses	—	16,489	—
Write off of prepaid real estate related assets	—	2,727	—
Non-cash capital contribution to investment subsidiary	—	1,971	—
Transfer of bonds and mortgage loans related to reinsurance agreement with third party	—	—	7,196,754
Transfer of bonds, mortgage loans, and derivatives related to affiliated reinsurance amendment	—	—	5,650,741
Transfer of bonds to settle reinsurance obligations	—	—	22,479
Asset transfer of ownership between hedge funds	—	—	125,036

8

Transamerica Life Insurance Company

Notes to Financial Statements – Statutory Basis

(Dollars in Thousands, Except per Share amounts)

December  31, 2019

1. Organization and Nature of Business

Transamerica Life Insurance Company (the Company) is a stock life insurance company owned by Commonwealth General Corporation (CGC). CGC is an indirect, wholly-owned subsidiary of Aegon N.V., a holding company organized under the laws of The Netherlands.

On July 1, 2019, the Company completed a merger with Transamerica Advisors Life Insurance Company (TALIC), an Arkansas-domiciled affiliate. On October 1, 2018, the Company completed a merger with Firebird Re Corp (FReC), an Arizona-domiciled affiliate. The mergers were accounted for in accordance with the Statement of Statutory Accounting Principles (SSAP) No. 68, Business Combinations and Goodwill, as a statutory merger. As such, financial statements for periods prior to the mergers were combined and the recorded assets, liabilities and surplus of TALIC and FReC on a US statutory basis were carried forward to the merged company. As a result of the mergers, TALIC and FReC’s common stock was deemed cancelled by operation of law. Each share of the Company’s capital stock issued and outstanding immediately before the merger shall continue to represent one share of the capital stock. As a result of the merger, the business previously ceded from the Company to FReC is no longer reflected as ceded risk in the restated merged financials. As a result of the merger, the business previously ceded from TALIC to the Company is no longer reflected as assumed risk in the restated merged financials.

Summarized financial information for the Company and TALIC presented separately for periods prior to the merger is as follows. The amounts presented for the Company’s revenues are reflective of the revision as described in Note 3:

	Year Ended December 31
	2018	2017
Revenues:
Company	$15,206,362	$730,065
TALIC	230,284	268,890

	$15,436,646	$998,955

Net income (loss):
Company	$(1,353,504)	$603,700
TALIC	(70,314)	193,953

	$(1,423,818)	$797,653

Transamerica Life Insurance Company

Notes to Financial Statements – Statutory Basis

(Dollars in Thousands, Except per Share amounts)

December 31 2018
Assets:
Company	$117,015,550
TALIC	7,204,454
Reclassification to conform to current year presentation: Current federal income tax recoverable	(44,052)

$124,175,952

Liabilities:
Company	$111,237,254
TALIC	6,705,315
Reclassification to conform to current year presentation: Other liabilities	(44,052)

$117,898,517

Capital and Surplus:
Company	$5,778,296
TALIC	499,139

$6,277,435

Nature of Business

The Company sells individual non-participating whole life, endowment and term contracts, and pension products, as well as a broad line of single fixed and flexible premium annuity products and guaranteed investment contracts. In addition, the Company offers group life, universal life, credit life, and individual and specialty health coverages. The Company is licensed in 49 states and the District of Columbia, Guam, Puerto Rico and US Virgin Islands. Sales of the Company’s products are primarily through a network of agents, brokers, and financial institutions.

Transamerica Life Insurance Company

Notes to Financial Statements – Statutory Basis

(Dollars in Thousands, Except per Share amounts)

2. Basis of Presentation and Summary of Significant Accounting Policies

The accompanying financial statements have been prepared in conformity with accounting practices prescribed or permitted by the Iowa Insurance Division (IID), which practices differ from accounting principles generally accepted in the United States of America (GAAP).

The IID recognizes only statutory accounting practices prescribed or permitted by the State of Iowa for determining and reporting the financial condition and results of operations of an insurance company, and for determining its solvency under the Iowa Insurance Law. The National Association of Insurance Commissioners’ (NAIC) Accounting Practices and Procedures Manual (NAIC SAP) has been adopted as a component of prescribed practices by the State of Iowa. Prescribed statutory accounting practices include state laws and regulations. Permitted statutory accounting practices encompass accounting practices that are not prescribed.

The following is a summary of the accounting practices permitted and prescribed by the IID and reflected in the Company’s financial statements which differs from NAIC SAP:

The State of Iowa has adopted a prescribed accounting practice that differs from that found in the NAIC SAP related to the reported value of the assets supporting the Company’s guaranteed separate accounts. As prescribed by Iowa Administrative Code 508A.1.4, the Commissioner found that the Company is entitled to value the assets of the guaranteed separate account at amortized cost, whereas the assets would be required to be reported at fair value under SSAP No. 56, Separate Accounts, of the NAIC SAP. There is no impact to the Company’s income or surplus as a result of utilizing this prescribed practice.

Transamerica Life Insurance Company

Notes to Financial Statements – Statutory Basis

(Dollars in Thousands, Except per Share amounts)

A reconciliation of the Company’s net income (loss) and capital and surplus between NAIC SAP and practices prescribed and permitted by the State of Iowa is shown below:

	SSAP#	F/S Page	F/S Line	2019	2018	2017
Net income (loss), State of Iowa basis	XXX	XXX	XXX	$3,294,022	$(1,423,818)	$797,653
State prescribed practices that are an increase(decrease) from NAIC SAP:
Separate account asset valuation	56	NA	NA	—	—	—
State permitted practices that are an increase(decrease) from NAIC SAP:
None				—	—	—

Net income (loss), NAIC SAP	XXX	XXX	XXX	$3,294,022	$(1,423,818)	$797,653

Statutory surplus, state of Iowa basis	XXX	XXX	XXX	$6,528,170	$6,277,435	$7,351,473
State prescribed practices that are an increase(decrease) from NAIC SAP:
Separate account asset valuation	56	NA	NA	—	—	—
State permitted practices that are an increase(decrease) from NAIC SAP:
Hedge reserve offset deferral	86	Balance Sheet; Statement of Changes in Capital and Surplus	Variable annuity reserve hedge offset deferral Special surplus funds—Change in net unrealized capital gains/ losses	—	(231,853)	(86,794)

Statutory surplus, NAIC SAP	XXX	XXX	XXX	$6,528,170	$6,045,582	$7,264,679

The Company elected early adoption of SSAP No. 108, Derivatives Hedging Variable Annuities Guarantees (SSAP 108) effective July 1, 2019. The early adoption allowed for transition from and release of a similar permitted practice in place with the IID since October 1, 2016 (the Permitted Practice). The Company received approval from the IID on September 4, 2019. Please refer to Note 3 for additional information.

Use of Estimates

The preparation of financial statements of insurance companies requires management to make estimates and assumptions that affect amounts reported in the financial statements and accompanying notes. Such estimates and assumptions could change in the future as more information becomes known, which could impact the amounts reported and disclosed herein.

Transamerica Life Insurance Company

Notes to Financial Statements – Statutory Basis

(Dollars in Thousands, Except per Share amounts)

The effects of the following variances from GAAP on the accompanying statutory-basis financial statements have not been determined by the Company, but are presumed to be material. Significant accounting policies and variances from GAAP are as follows:

Investments

Investments in bonds, except those to which the Securities Valuation Office (SVO) of the NAIC has ascribed a NAIC designation of 6, are reported at amortized cost using the interest method. Bonds containing call provisions, except make-whole call provisions, are amortized to the call or maturity value/date which produces the lowest asset value, often referred to as yield-to-worst method. Bonds ascribed a NAIC designation of 6 are reported at the lower of amortized cost or fair value with unrealized gains and losses reported in changes in capital and surplus. Prepayment penalty or acceleration fees received in the event a bond is liquidated prior to its scheduled termination date are reported as investment income.

Hybrid securities, as defined by the NAIC, are securities designed with characteristics of both debt and equity and provide protection to the issuer’s senior note holders. These securities meet the definition of a bond, in accordance with SSAP No. 26R, Bonds, and therefore, are reported at amortized cost or fair value based upon their NAIC rating.

For GAAP, such fixed maturity investments would be designated at purchase as held-to-maturity, trading or available-for-sale. Held-to-maturity fixed investments would be reported at amortized cost, and the remaining fixed maturity investments would be reported at fair value with unrealized holding gains and losses reported in earnings for those designated as trading and as a separate component of other comprehensive income (OCI) for those designated as available-for-sale.

Single class and multi-class mortgage-backed/asset-backed securities are valued at amortized cost using the interest method, including anticipated prepayments, except for those with an initial NAIC designation of 6, which are valued at the lower of amortized cost or fair value. These securities are adjusted for the effects of changes in prepayment assumptions on the related accretion of discount or amortization of premium using either the retrospective or prospective methods. Prepayment assumptions are obtained from dealer surveys or internal estimates and are based on the current interest rate and economic environment. For statutory reporting, the retrospective adjustment method is used to value all such securities, except principal-only and interest-only securities, which are valued using the prospective method.

For GAAP, all securities purchased or retained that represent beneficial interests in securitized assets, other than high credit quality securities, are adjusted using the prospective method when there is a change in estimated future cash flows. If high credit quality securities are adjusted, the retrospective method is used.

The Company closely monitors below investment grade holdings and investment grade issuers where the Company has concerns to determine if an other-than-temporary impairment (OTTI) has occurred. The Company also regularly monitors industry sectors. The Company considers relevant facts and circumstances in evaluating whether the impairment is other-than-temporary including: (1) the probability of the Company collecting all amounts due according to the

Transamerica Life Insurance Company

Notes to Financial Statements – Statutory Basis

(Dollars in Thousands, Except per Share amounts)

contractual terms of the security in effect at the date of acquisition; (2) the Company’s decision to sell a security prior to its maturity at an amount below its carrying amount; and (3) the Company’s ability to hold a structured security for a period of time to allow for recovery of the value to its carrying amount. Additionally, financial condition, near term prospects of the issuer and nationally recognized credit rating changes are monitored. Non-structured securities in unrealized loss positions that are considered other-than-temporary are written down to fair value. The Company will record a charge to the statements of operations for the amount of the impairment.

For structured securities, cash flow trends and underlying levels of collateral are monitored. An OTTI is considered to have occurred if the fair value of the structured security is less than its amortized cost basis and the entity intends to sell the security or the entity does not have the intent and ability to hold the security for a period of time sufficient to recover the amortized cost basis. An OTTI is also considered to have occurred if the discounted estimated future cash flows are less than the amortized cost basis of the security and the security is in an unrealized loss position. Structured securities considered other-than-temporarily impaired are written down to discounted estimated cash flows if the impairment is the result of cash flow analysis. If the Company has an intent to sell or lack of ability to hold a structured security, it is written down to fair value. The Company will record a charge to the statements of operations for the amount of the impairments.

For GAAP, if it is determined that a decline in fair value is other-than-temporary and the entity intends to sell the security or more likely than not will be required to sell the security before recovery of its amortized cost basis less any current period credit loss, the OTTI is recognized in earnings equal to the entire difference between the amortized cost basis and its fair value at the impairment date. If the entity does not intend to sell the security or the entity will likely not be required to sell the security before recovery, the OTTI should be separated into a) the amount representing the credit loss, which is recognized in earnings, and b) the amount related to all other factors, which is recognized in OCI, net of applicable taxes.

Investments in both affiliated and unaffiliated preferred stocks in good standing (those with NAIC designations RP1 to RP3 and P1 to P3), are reported at cost or amortized cost, depending on the characteristics of the securities. Investments in both affiliated and unaffiliated preferred stocks not in good standing (those with NAIC designations RP4 to RP6 and P4 to P6), are reported at the lower of cost, amortized cost, or fair value, depending on the characteristics of the securities. The related net unrealized capital gains and losses for all NAIC designations are reported in changes in capital and surplus.

Common stocks of affiliated noninsurance subsidiaries are reported based on underlying audited GAAP equity. The net change in the subsidiaries’ equity is included in net unrealized capital gains or losses and are reported in changes in capital and surplus.

Common stocks of unaffiliated companies, which include shares of mutual funds, are reported at fair value and the related net unrealized capital gains or losses are reported in changes in capital and surplus.

Transamerica Life Insurance Company

Notes to Financial Statements – Statutory Basis

(Dollars in Thousands, Except per Share amounts)

The Company owns stock issued by the Federal Home Loan Bank (FHLB), which is only redeemable at par, and its fair value is presumed to be par, unless other-than-temporarily impaired.

If the Company determines that a decline in the fair value of a common stock or a preferred stock is other-than-temporary, the Company writes it down to fair value as the new cost basis and the amount of the write down is accounted for as a realized loss in the statements of operations. The Company considers the following factors in determining whether a decline in value is other-than-temporary: (a) the financial condition and prospects of the issuer; (b) whether or not the Company has made a decision to sell the investment; and (c) the length of time and extent to which the value has been below cost.

Mortgage loans are reported at unpaid principal balances, less an allowance for impairment. A mortgage loan is considered to be impaired when it is probable that the Company will be unable to collect all principal and interest amounts due according to the contractual terms of the mortgage agreement. When management determines the impairment is other-than-temporary, the mortgage loan is written down to realizable value and a realized loss is recognized. Prepayment penalty or acceleration fees received in the event a loan is liquidated prior to its scheduled termination date are reported as investment income.

Valuation allowances are established for mortgage loans, if necessary, based on the difference between the net value of the collateral, determined as the fair value of the collateral less estimated costs to obtain and sell, and the recorded investment in the mortgage loan. Under GAAP, such allowances are based on the present value of expected future cash flows discounted at the loan’s effective interest rate or, if foreclosure is probable, on the estimated fair value of the collateral.

The initial valuation allowance and subsequent changes in the allowance for mortgage loans are charged or credited directly to unassigned surplus as part of the change in asset valuation reserve (AVR), rather than being included as a component of earnings as would be required under GAAP.

Land is reported at cost. Real estate occupied by the Company is reported at depreciated cost net of encumbrances. Real estate held for the production of income is reported at depreciated cost net of related obligations. Real estate the Company classifies as held for sale is measured at lower of carrying amount or fair value less cost to sell. Depreciation is calculated on a straight-line basis over the estimated useful lives of the properties. The Company recognizes an impairment loss if the Company determines that the carrying amount of the real estate is not recoverable and exceeds its fair value. The Company deems that the carrying amount of the asset is not recoverable if the carrying amount exceeds the sum of undiscounted cash flows expected to result from the use and disposition. The impairment loss is measured as the amount by which the asset’s carrying value exceeds its fair value.

Investments in real estate are reported net of related obligations rather than on a gross basis as for GAAP. Real estate owned and occupied by the Company is included in investments rather than reported as an operating asset as under GAAP, and investment income and operating expenses for statutory reporting include rent for the Company’s occupancy of those properties. Changes between depreciated cost and admitted amounts are credited or charged directly to unassigned surplus rather than to income as would be required under GAAP.

Transamerica Life Insurance Company

Notes to Financial Statements – Statutory Basis

(Dollars in Thousands, Except per Share amounts)

The Company has interests in joint ventures and limited partnerships. The Company carries these investments based on its interest in the underlying audited GAAP equity of the investee.

For a decline in the fair value of an investment in a joint venture or limited partnership which is determined to be other-than-temporary, the Company writes it down to fair value as the new cost basis and the amount of the write down is accounted for as a realized loss in the statements of operations. The Company considers an impairment to have occurred if it is probable that the Company will be unable to recover the carrying amount of the investment or if there is evidence indicating inability of the investee to sustain earnings which would justify the carrying amount of the investment.

Investments in Low Income Housing Tax Credit (LIHTC) properties are valued at amortized cost. Tax credits are recognized in operations in the tax reporting year in which the tax credit is utilized by the Company. The carrying value is amortized over the life of the investment. Amortization is calculated as a ratio of the current year tax credits and tax benefits compared to the total expected tax credits and tax benefits over the life of the investment.

Cash equivalents are short-term highly liquid investments with original maturities of three months or less (principally stated at amortized cost) or money market mutual funds which are reported at fair value.

Short-term investments include investments with remaining maturities of one year or less at the time of acquisition and are principally stated at amortized cost.

Policy loans are reported at unpaid principal balances.

Realized capital gains and losses are determined using the specific identification method and are recorded net of related federal income taxes. Changes in admitted asset carrying amounts of bonds, mortgage loans, common and preferred stocks are credited or charged directly to unassigned surplus.

Interest income is recognized on an accrual basis. The Company does not accrue income on bonds in default, mortgage loans on real estate in default and/or foreclosure or which are delinquent more than twelve months, or real estate where rent is in arrears for more than three months. Income is also not accrued when collection is uncertain. Due and accrued amounts determined to be uncollectible are written off through the statements of operations.

Valuation Reserves

Under a formula prescribed by the NAIC, the Company defers the portion of realized capital gains and losses on sales of fixed income investments, primarily bonds and mortgage loans, attributable to changes in the general level of interest rates and amortizes those deferrals into net investment income over the remaining period to maturity of the bond or mortgage loan based on groupings of individual securities sold in five year bands. The net deferral is reported as the

Transamerica Life Insurance Company

Notes to Financial Statements – Statutory Basis

(Dollars in Thousands, Except per Share amounts)

interest maintenance reserve (IMR) in the accompanying balance sheets. Realized capital gains and losses are reported in income net of federal income tax and transfers to the IMR. Under GAAP, realized capital gains and losses are reported in the statements of operations on a pre-tax basis in the period that the assets giving rise to the gains or losses are sold.

The AVR provides a valuation allowance for invested assets. The AVR is determined by an NAIC prescribed formula with changes reflected directly in unassigned surplus; AVR is not recognized for GAAP.

In 2019, the NAIC revised the AVR Factors (basic contribution, reserve objective and maximum reserve) to be consistent with the risk-based capital (RBC) after-tax factors, which were amended in 2018 as a result of federal tax reform. The AVR factor changes are effective for year-end 2019. As of December 31, 2019, the factor changes decreased Capital and Surplus by $127,960. The changes were recorded to the Change in Asset Valuation Reserve line of the Statements of Changes in Capital and Surplus.

Derivative Instruments

Overview: The Company may use various derivative instruments (options, caps, floors, swaps, forwards, and futures) to manage risks related to its ongoing business operations. On the transaction date of the derivative instrument, the Company designates the derivative as either (A) hedging (fair value, foreign currency fair value, cash flow, foreign currency cash flow, forecasted transactions, or net investment in a foreign operation), (B) replication, (C) income generation, or (D) held for other investment/risk management activities, which do not qualify for hedge accounting under SSAP No. 86—Derivatives.

(A)

Derivative instruments used in hedging transactions that meet the criteria of an effective hedge are valued and reported in a manner that is consistent with the hedged asset or liability (amortized cost or fair value). Embedded derivatives are not accounted for separately from the host contract. Derivative instruments used in hedging transactions that do not meet or no longer meet the criteria of an effective hedge are accounted for at fair value, and the changes in the fair value are recorded in unassigned surplus as unrealized gains and losses. Under GAAP, the effective and ineffective portions of a single hedge are accounted for separately, and the change in fair value for cash flow hedges is credited or charged directly to a separate component of OCI rather than to income as required for fair value hedges, and an embedded derivative within a contract that is not clearly and closely related to the economic characteristics and the risk of the host contract is accounted for separately from the host contract and valued and reported at fair value.

(B)

Derivative instruments are also used in replication (synthetic asset) transactions. A replication transaction is a derivative transaction entered into in conjunction with a cash instrument to reproduce the investment characteristics of an otherwise permissible investment. In these transactions, the derivative is accounted for in a manner consistent with the cash instrument and replicated asset. For GAAP, the derivative is reported at fair value, with the changes in fair value reported in income.

Transamerica Life Insurance Company

Notes to Financial Statements – Statutory Basis

(Dollars in Thousands, Except per Share amounts)

(C)

Derivative instruments used in income generation relationships are accounted for on a basis that is consistent with the associated covered asset or underlying interest to which the derivative relates (amortized cost or fair value).

(D)	Derivative instruments held for other investment/risk management activities are measured at fair value with value adjustments recorded in unassigned surplus.

Derivative instruments are subject to market risk, which is the possibility that future changes in market prices may make the instruments less valuable. The Company uses derivatives as hedges, consequently, when the value of the hedged asset or liability changes, the value of the hedging derivative is expected to move in the opposite direction. Market risk is a consideration when changes in the value of the derivative and the hedged item do not completely offset (correlation or basis risk) which is mitigated by active measuring and monitoring.

The Company is exposed to credit-related losses in the event of non-performance by counterparties to derivative instruments, but it does not expect any counterparties to fail to meet their obligations given their high credit rating of ‘BBB’ or better. The credit exposure of interest rate swaps and currency swaps is represented by the fair value of contracts, aggregated at a counterparty level, with a positive fair value at the reporting date. The Company has entered into collateral agreements with certain counterparties wherein the counterparty is required to post assets on the Company’s behalf. The posted amount is equal to the difference between the net positive fair value of the contracts and an agreed upon threshold that is based on the credit rating of the counterparty. Inversely, if the net fair value of all contracts with this counterparty is negative, then the Company is required to post assets instead.

Instruments:

Interest rate swaps are used in the overall asset/liability management process to modify the interest rate characteristics of the underlying asset or liability. These interest rate swaps generally provide for the exchange of the difference between fixed and floating rate amounts based on an underlying notional amount. Typically, no cash is exchanged at the outset of the swap contract and a single net payment is exchanged each due date. Swaps that meet hedge accounting rules are carried in a manner consistent with the hedged item, generally at amortized cost, in the financial statements. If the swap is terminated prior to maturity, proceeds are exchanged equal to the fair value of the contract. These gains and losses may be included in IMR or AVR if the underlying instrument receives that treatment. Swaps not meeting hedge accounting rules are carried at fair value with fair value adjustments recorded in unassigned surplus.

Cross currency swaps are utilized to mitigate risks when the Company holds foreign denominated assets or liabilities; therefore, converting the asset or liability to a U.S. dollar denominated security. These cross currency swap agreements involve the exchange of two principal amounts in two different currencies at the prevailing currency rate at contract inception. During the life of the swap, the counterparties exchange fixed or floating rate interest payments in the swapped currencies. At maturity, the principal amounts are again swapped at a pre-determined rate of exchange. Each asset or liability is hedged individually where the terms of the swap must meet the terms of the hedged instrument. For swaps qualifying for hedge accounting, the premium or discount is amortized into income over the life of the contract and the foreign currency translation

Transamerica Life Insurance Company

Notes to Financial Statements – Statutory Basis

(Dollars in Thousands, Except per Share amounts)

adjustment is recorded as unrealized gain/loss in capital and surplus. Swaps not meeting hedge accounting rules are carried at fair value with fair value adjustments recorded in capital and surplus. If a swap is terminated prior to maturity, proceeds are exchanged equal to the fair value of the contract. These gains and losses may be included in IMR or AVR if the hedged instrument receives that treatment.

Total return swaps are used in the asset/liability management process to mitigate the market risk on minimum guarantee insurance contracts linked to an index. These total return swaps generally provide for the exchange of the difference between fixed leg (tied to the Standard & Poor’s (S&P) or other global market financial index) and floating leg (tied to the London Interbank Offered Rate (LIBOR)) amounts based on an underlying notional amount (also tied to the underlying index). Typically, no cash is exchanged at the outset of the swap contract and a single net payment is exchanged each due date. Swaps that meet hedge accounting rules are carried in a manner consistent with the hedged item, generally at amortized cost, in the financial statements. If the swap is terminated prior to maturity, proceeds are exchanged equal to the fair value of the contract. These gains and losses may be included in IMR or AVR if the underlying instrument receives that treatment. Swaps not meeting hedge accounting rules are carried at fair value with fair value adjustments recorded in capital and surplus.

Variance swaps are used in the asset/liability management process to mitigate the gamma risk created when the Company has issued minimum guarantee insurance contracts linked to an index. These variance swaps are similar to volatility options where the underlying index provides for the market value movements. Variance swaps do not accrue interest. Typically, no cash is exchanged at the outset of initiating the variance swap, and a single receipt or payment occurs at the maturity or termination of the contract. Variance swaps that meet hedge accounting rules are carried in a manner consistent with the hedged item, generally at amortized cost, on the financial statements. If terminated prior to maturity, proceeds are exchanged equal to the fair value of the contract. These gains and losses may be included in IMR or AVR if the underlying instrument receives that treatment. Swaps not meeting hedge accounting rules are carried at fair value with fair value adjustments recorded in capital and surplus.

Bond forwards are used to hedge the interest rate risk that future liability claims increase as rates decrease, leading to higher guarantee values.

Futures contracts are used to hedge the liability risk when the Company issues products providing the customer a return based on various global market indices. Futures are marked to market on a daily basis whereby a cash payment is made or received by the Company. These payments are recognized as realized gains or losses in the financial statements.

The Company issues products providing the customer a return based on the various global equity market indices. The Company uses options to hedge the liability option risk associated with these products. Options are marked to fair value in the balance sheets and fair value adjustments are recorded as capital and surplus in the financial statements. These gains and losses may be included in IMR or AVR if the underlying instrument receives that treatment.

Transamerica Life Insurance Company

Notes to Financial Statements – Statutory Basis

(Dollars in Thousands, Except per Share amounts)

Caps are used in the asset/liability management process to mitigate the interest rate risk created due to a rapidly rising interest rate environment. The caps are similar to options where the underlying interest rate index provides for the market value movements. The caps do not accrue interest until the interest rate environment exceeds the caps strike rate. Cash is exchanged at the onset, and a single receipt or payment occurs at the maturity or termination of the contract. Caps that meet hedge accounting rules are carried in a manner consistent with the hedged item, generally at amortized cost, on the financial statements. If terminated prior to maturity, proceeds are exchanged equal to the fair value of the contract. These gains and losses may be included in IMR or AVR if the underlying instrument receives that treatment. Caps that do not meet hedge accounting rules are carried at fair value with fair value adjustments recorded in unassigned surplus.

The Company uses zero cost collars to hedge the interest rate risk associated with rising short term interest rates, whereby the exposure would otherwise adversely impact the Company’s capital generation. The collar position(s) help range bound the floating rate by combining a cap and floor position.

The Company may sell products with expected benefit payments extending beyond investment assets currently available in the market. Because assets will have to be purchased in the future to fund future liability cash flows, the Company is exposed to the risk of future investments made at lower yields than what is assumed at the time of pricing. Forward-starting interest rate swaps are utilized to lock-in the current forward rate. The accrual of income begins at the forward date, rather than at the inception date. These forward-starting swaps meet hedge accounting rules and are carried at cost in the financial statements. Gains and losses realized upon termination of the forward-starting swap are deferred and used to adjust the basis of the asset purchased in the hedged forecasted period. The basis adjustment is then amortized into income as a yield adjustment to the asset over its life.

The Company issues fixed liabilities that have a guaranteed minimum crediting rate. The Company uses receiver swaptions, whereby the swaption is designed to generate cash flows to offset lower yields on assets during a low interest rate environment. The Company pays a single premium at the beginning of the contract and is amortized throughout the life of the swaption. These swaptions are marked to fair value in the balance sheets and the fair value adjustment is recorded in unassigned surplus. These gains and losses may be included in IMR or AVR if the underlying instrument receives that treatment.

The Company replicates investment grade corporate bonds or sovereign debt by combining a highly rated security as a cash component with a written credit default swap which, in effect, converts the high quality asset into an investment grade corporate asset or a sovereign debt. The benefits of using the swap market to replicate credit include possible enhanced relative values as well as ease of executing larger transactions in a shortened time frame. Generally, a premium is received by the Company on a periodic basis and recognized in investment income. In the event the representative issuer defaults on its debt obligation referenced in the contract, a payment equal to the notional amount of the contract will be made by the Company and recognized as a capital loss.

Transamerica Life Insurance Company

Notes to Financial Statements – Statutory Basis

(Dollars in Thousands, Except per Share amounts)

Securities Lending Assets and Liabilities

The Company loans securities to third parties under agent-managed securities lending programs accounted for as secured borrowings. Cash collateral received which may be sold or repledged by the Company is reflected as a one-line entry on the balance sheets (securities lending reinvested collateral assets) and a corresponding liability is established to record the obligation to return the cash collateral. Non-cash collateral received which may not be sold or repledged is not recorded on the Company’s balance sheets. Under GAAP, the reinvested collateral is included within invested assets (i.e. it is not one-line reported).

Repurchase Agreements

For dollar repurchase agreements accounted for as secured borrowings, the Company receives cash collateral in an amount at least equal to the fair value of the securities transferred by the Company in the transaction as of the transaction date. The securities transferred are not removed from the balance sheets, and the cash received as collateral is invested as needed or used for general corporate purposes of the Company. A liability is established to record the obligation to return the cash collateral and included in Borrowed Money on the Balance Sheets.

Offsetting of Assets and Liabilities

Financial assets and liabilities are offset in the Balance Sheets when the Company has a legally enforceable right to offset and has the intention to settle the asset and liability on a net basis.

Other Assets and Other Liabilities

Other assets consist primarily of reinsurance receivable, accounts receivable and company owned life insurance. Company owned life insurance is carried at cash surrender value.

Other liabilities consist primarily of remittances, amounts withheld by the Company, accrued expenses, payable for securities and municipal repurchase agreements. Municipal repurchase agreements are investment contracts issued to municipalities that pay either a fixed or floating rate of interest on the guaranteed deposit balance. The floating interest rate is based on a market index. The related liabilities are equal to the policyholder deposit and accumulated interest. These municipal repurchase agreements require a minimum of 95% of the fair value of the securities transferred to be maintained as collateral.

Separate Accounts

The majority of separate accounts held by the Company, primarily for individual policyholders as well as for group pension plans, do not have any minimum guarantees, and the investment risks associated with fair value changes are borne by the policyholder. The assets in the accounts, carried at estimated fair value, consist of underlying mutual fund shares, common stocks, long-term bonds and short-term investments.

Transamerica Life Insurance Company

Notes to Financial Statements – Statutory Basis

(Dollars in Thousands, Except per Share amounts)

Certain other separate accounts held by the Company provide a minimum guaranteed return of 3% of the average investment balance to policyholders. The assets consist of long-term bonds and short-term investments which are carried at amortized cost.

Certain other non-indexed guaranteed separate accounts represent funds invested by the Company for the benefit of the contract holders who are guaranteed certain returns as specified in the contracts. Separate account asset performance different than the guaranteed requirements is either transferred to or received from the general account and reported in the statements of operations. Non-indexed guaranteed separate account assets and liabilities are carried at fair value. These guarantees are included in the general account due to the nature of the guaranteed return.

Assets held in trust for purchases of variable life, variable universal life, variable annuity, and modified guaranteed annuity contracts and the Company’s corresponding obligation to the contract owners are shown separately in the balance sheets. The assets in the separate accounts are valued at fair value.

Income and gains and losses with respect to the assets in the separate accounts accrue to the benefit of the contract owners and, accordingly, the operations of the separate accounts are not included in the accompanying financial statements. The investment risks associated with fair value changes of the separate accounts are borne entirely by the policyholders except in cases where minimum guarantees exist.

Income and gains and losses with respect to the assets in the separate accounts supporting modified guaranteed annuity contracts are included in the statements of operations as a component of net transfers from separate accounts.

Surplus funds transferred from the general account to the separate accounts, commonly referred to as seed money, and earnings accumulated on seed money are reported as surplus in the separate accounts until transferred or repatriated to the general account. The transfer of such funds between the separate account and the general account is reported as surplus contributed or withdrawn during the year.

Aggregate Reserves for Policies and Contracts

Life, annuity and accident and health benefit reserves are calculated by actuarial methods and are determined based on published tables using statutorily specified interest rates and valuation methods that will provide, in the aggregate, reserves that are greater than or equal to the minimum or guaranteed cash value, or the amount required by law.

For GAAP, policy reserves are calculated based on estimated expected experience or actual account balances.

Surrender values are not promised in excess of the legally computed reserves. For annual premium variable life insurance there is an extra premium charged to the policyholder before the premium is transferred to the Separate Accounts. An additional reserve for this policy is held in the General Account that is a multiple of the reserve that would otherwise be held. For interest sensitive whole life, the reserves held in the General Account are equal to the cash surrender value.

Transamerica Life Insurance Company

Notes to Financial Statements – Statutory Basis

(Dollars in Thousands, Except per Share amounts)

In accordance with SSAP No. 51R, Life Contracts, and No. 54R, Individual and Group Accident and Health Contracts, the Company reports the amount of insurance, if any, for which the gross premiums are less than the net premiums according to the valuation standards and any related premium deficiency reserve established. Anticipated investment income is included as a factor in the health contract premium deficiency calculation, respectively.

Policy and Contract Claim Reserves

Claim reserves represent the estimated accrued liability for claims reported to the Company and claims incurred but not yet reported through the balance sheets date. These reserves are estimated using either individual case-basis valuations or statistical analysis techniques. These estimates are subject to the effects of trends in claim severity and frequency. The estimates are continually reviewed and adjusted as necessary as experience develops or new information becomes available.

Deposit-Type Contracts

Deposit-type contracts do not incorporate risk from the death or disability of policyholders. These types of contracts may include guaranteed investment contracts (GICs), funding agreements and other annuity contracts. Deposits and withdrawals on these contracts are recorded as a direct increase or decrease, respectively, to the liability balance and are not reported as premiums, benefits or changes in reserves in the statements of operations. Interest on these policies is reflected in other benefits.

Premiums and Annuity Considerations

Revenues for life and annuity policies with mortality or morbidity risk (including annuities with purchase rate guarantees) consist of the entire premium received. Benefits incurred represent surrenders and death benefits paid and the change in policy reserves. Under GAAP, for universal life policies, premiums received in excess of policy charges would not be recognized as premium revenue and benefits would represent interest credited to the account values and the excess of benefits paid over the policy account value. Under GAAP, for all annuity policies without significant mortality risk, premiums received and benefits paid would be recorded directly to the reserve liability using deposit accounting.

Policyholder Dividends

Policyholder dividends are recognized when declared rather than over the term of the related policies as would be required under GAAP.

Transamerica Life Insurance Company

Notes to Financial Statements – Statutory Basis

(Dollars in Thousands, Except per Share amounts)

Reinsurance

Coinsurance premiums, commissions, expense reimbursements and reserves related to reinsured business are accounted for on bases consistent with those used in accounting for the original policies and the terms of the reinsurance contracts. Gains associated with reinsurance of in force blocks of business are included in unassigned surplus and amortized into income as earnings emerge on the reinsured block of business. Premiums ceded and recoverable losses have been reported as a reduction of premium income and benefits, respectively. Policy liabilities and accruals are reported in the accompanying financial statements net of reinsurance ceded.

Any reinsurance amounts deemed to be uncollectible have been written off through a charge to operations. In addition, a liability for reinsurance balances would be established for unsecured policy reserves ceded to reinsurers not authorized to assume such business. Changes to the liability are credited or charged directly to unassigned surplus. Under GAAP, an allowance for amounts deemed uncollectible would be established through a charge to earnings.

Losses associated with an indemnity reinsurance transaction are reported within income when incurred rather than being deferred and amortized over the remaining life of the underlying reinsured contracts as would be required under GAAP.

Policy and contract liabilities ceded to reinsurers have been reported as reductions of the related reserves rather than as assets as would be required under GAAP.

Commissions allowed by reinsurers on business ceded are reported as income when incurred rather than being deferred and amortized with deferred policy acquisition costs as required under GAAP.

Under GAAP, for certain reinsurance agreements whereby assets are retained by the ceding insurer (such as funds withheld or modified coinsurance) and a return is paid based on the performance of underlying investments, the assets and liabilities for these reinsurance arrangements must be adjusted to reflect the fair value of the invested assets. The NAIC SAP does not contain a similar requirement.

Deferred Income Taxes

The Company computes deferred income taxes in accordance with SSAP No. 101, Income Taxes. Unlike GAAP, SSAP No. 101 does not consider state income taxes in the measurement of deferred taxes. SSAP No. 101 also requires additional testing to measure gross deferred tax assets. The additional testing limits gross deferred tax asset admission to 1) the amount of federal income taxes paid in prior years recoverable through hypothetical loss carrybacks of existing temporary differences expected to reverse during a timeframe corresponding with the Internal Revenue Service tax loss carryback provisions, not to exceed three years, plus 2) the amount of remaining gross deferred tax assets expected to be realized within three years limited to an amount that is no greater than 15% of current period’s adjusted statutory capital and surplus, plus 3) the amount of remaining gross deferred tax assets that can be offset against existing gross deferred tax liabilities after considering character (i.e. ordinary versus capital) and reversal patterns. The Company’s reported net deferred tax asset or liability is the sum of gross deferred tax assets admitted through this three part test plus the sum of all deferred tax liabilities.

Transamerica Life Insurance Company

Notes to Financial Statements – Statutory Basis

(Dollars in Thousands, Except per Share amounts)

Policy Acquisition Costs

The costs of acquiring and renewing business are expensed when incurred. Under GAAP, incremental costs directly related to the successful acquisition of insurance and investment contracts are deferred. For traditional life insurance and certain long-duration accident and health insurance, to the extent recoverable from future policy revenues, acquisition costs are deferred and amortized over the premium-paying period of the related policies using assumptions consistent with those used in computing policy benefit reserves. For universal life insurance and investment products, to the extent recoverable from future gross profits, deferred policy acquisition costs are amortized generally in proportion to the present value of expected gross profits from surrender charges and investment, mortality and expense margins.

Value of Business Acquired

Under GAAP, value of business acquired (VOBA) is an intangible asset resulting from a business combination that represents the excess of book value over the estimated fair value of acquired insurance, annuity, and investment-type contracts in-force at the acquisition date. The estimated fair value of the acquired liabilities is based on projections, by each block of business, of future contracts and contract changes, premiums, mortality and morbidity, separate account performance, surrenders, operation expenses, investment returns, nonperformance risk adjustment and other factors. VOBA is not recognized under the NAIC SAP.

Subsidiaries and Affiliated Companies

Investments in subsidiaries, controlled and affiliated companies (SCA) are stated in accordance with the Purposes and Procedures Manual of the NAIC SVO, as well as SSAP No. 97 – Investments in Subsidiary, Controlled and Affiliated Entities.

The accounts and operations of the Company’s subsidiaries are not consolidated with the accounts and operations of the Company as would be required under GAAP. Dividends or distributions received from an investee are recognized in investment income when declared to the extent that they are not in excess of the undistributed accumulated earnings attributable to an investee. Changes in investments in SCA’s are recorded as a change to the carrying value of the investment with a corresponding amount recorded directly to unrealized gain/loss (capital and surplus).

Surplus Notes

Surplus notes are reported as surplus rather than as liabilities as would be required under GAAP.

Nonadmitted Assets

Certain assets designated as “nonadmitted”, primarily net deferred tax assets and other assets not specifically identified as an admitted asset within the NAIC SAP, are excluded from the accompanying balance sheets and are charged directly to unassigned surplus. Under GAAP, such assets are included in the balance sheets to the extent that they are not impaired.

Transamerica Life Insurance Company

Notes to Financial Statements – Statutory Basis

(Dollars in Thousands, Except per Share amounts)

Statements of Cash Flow

Cash, cash equivalents and short-term investments in the statements of cash flow represent cash balances and investments with initial maturities of one year or less and money market mutual funds. Under GAAP, the corresponding caption of cash and cash equivalents includes cash balances and investments with initial maturities of three months or less.

3. Accounting Changes and Corrections of Errors

The Company’s policy is to disclose as recent accounting pronouncements the adopted accounting guidance with a current year effective date that has been classified by the NAIC as a substantive change, as well as items classified as nonsubstantive changes that have had a material impact on the financial position or results of operations of the Company.

Recent Accounting Pronouncements

As of July 1, 2019, the Company has received IID approval on an approach for transitioning from a prior permitted practice into full implementation of SSAP No. 108. The approved transition approach will not result in adjustment to the Company’s historical statutory reporting or existing unamortized deferral balances established under the permitted practice at the time of transition. The Company will continue amortizing deferral balances established under the permitted practice according to the amortization schedule previously approved. This amortization will be reported as net realized capital gains (losses) in the Statements of Operations. The net deferral is re-classed from unassigned to special surplus and is presented in the Variable annuity reserve hedge offset deferral financial statement line item on the balance sheets. As of the date of transition, current period fair value fluctuations in the designated derivative instruments offset by the current period Valuation Manual section 21 (VM-21) liability change attributed to the hedged risk (“natural offset”) will be included in net realized capital gains (losses) in the Statements of Operations. As of the date of transition, the Company is fully compliant with the provisions of SSAP 108. The adoption of SSAP 108 and the contemporaneous release of the Permitted Practice will not impact historical statutory reporting or remaining residual balances established under the Permitted Practice and will not have a significantly different impact, in comparison to the Permitted Practice, on the Company’s statutory capital position or RBC ratio. Differences include reporting the natural offset as net realized capital gains/losses in the statements of operations compared to previously being included within the change in unrealized gains/losses with no impact to capital and surplus. Additionally, the deferral amortization under SSAP 108 begins in the subsequent reporting period as opposed to starting in the period it was established, as with the Permitted Practice. The delay in deferral amortization impacts the timing and flow through statutory capital and surplus, but does not create material differences from the Permitted Practice.

Effective January 1, 2019, the NAIC adopted revisions to SSAP No. 30, Unaffiliated Common Stock, which updated the definition of common stock to include SEC registered closed-end funds and unit investment trusts. The adoption of this guidance did not impact the financial position or results of operations of the Company.

Transamerica Life Insurance Company

Notes to Financial Statements – Statutory Basis

(Dollars in Thousands, Except per Share amounts)

Change in Valuation Basis

As of December 31, 2019, the Company has received IID approval on an approach for adoption of the NAIC 2020 VM-21 and related Risk Based Capital C3P2 changes documented in the VM-21 2020 NAIC Valuation Manual: Requirements for Principle-Based Reserves for Variable Annuities. The Company has elected to early adopt the VM-21 requirements for variable annuities effective December 31, 2019. The approved transition approach did not result in an adjustment to the Company’s historical statutory reporting or existing balances at the time of transition. The Company reported the increase to the VM-21 reserve of $1,248,411. As a result, the Company released the voluntary reserve that was recorded to account for the adoption in the amount of $850,000 which was developed considering Q4 2018 balances and factors. The change year-over-year is due to significant market factor changes such as bond yields and treasury rates. As of the date of transition, the Company is fully compliant with the provisions of VM-21.

Transamerica Life Insurance Company

Notes to Financial Statements – Statutory Basis

(Dollars in Thousands, Except per Share amounts)

Revision to Prior Years

During 2019, the Company identified errors in prior year financial statements for which the Company has determined it appropriate to revise. The Company assessed the materiality of these revisions and concluded these revisions are not material to the December 31, 2018 and 2017 financial statements as a whole. The following tables show the impact of the revision after the effect of the TALIC merger as described in Note 1:

	Year Ended December 31, 2018
	As Revised for the Merger	Adjustment	As Revised
Statements of Operations
Revenues
Premiums and other considerations	$11,448,988	$(635,470)	$10,813,518
Fee revenue and other income	1,977,174	(5,700)	1,971,474

Total revenue	$16,077,816	$(641,170)	$15,436,646

Benefits and expenses
Surrender benefits	$15,154,347	$(618,170)	$14,536,177

Total benefits and expenses	16,821,611	(618,170)	16,203,441
Gain (loss) from operations before dividends and federal income taxes	(743,795)	(23,000)	(766,795)

Federal income tax (benefit) expense	(55,012)	(8,050)	(63,062)
Net gain (loss) from operations	(694,736)	(14,950)	(709,686)

Net income (loss)	$(1,408,868)	$(14,950)	$(1,423,818)

Statements of Changes in Capital and Surplus
Balance at December 31, 2017
Net income (loss)	$(1,408,868)	$(14,950)	$(1,423,818)
Other changes—net	(16,325)	14,950	(1,375)

Balance at December 31, 2018	$6,277,435	$—	$6,277,435

Statements of Cash Flows
Operating activities
Premiums and annuity considerations	$11,449,184	$(612,470)	$10,836,714
Other income	2,896,789	(5,700)	2,891,089
Benefit and loss related payments	(18,576,471)	618,170	(17,958,301)

Net cash provided by (used in) operating activities	978,988	—	978,988
Financing and miscellaneous activities
Net deposits (withdrawals) on deposit-type contracts	$(146,883)	$(54,285)	$(201,168)
Other cash (applied) provided	533,298	54,285	587,583

Net cash provided by (used in) financing and miscellaneous activities	(2,173,724)	—	(2,173,724)

Net increase (decrease) in cash, cash equivalents and short-term investments	365,778	—	365,778
Cash, cash equivalents and short-term investments:
Beginning of year	1,965,690	—	1,965,690

End of year	$2,331,468	$—	$2,331,468

Transamerica Life Insurance Company

Notes to Financial Statements – Statutory Basis

(Dollars in Thousands, Except per Share amounts)

	Year Ended December 31, 2017
	As Revised for the Merger	Adjustment	As Revised
Statements of Operations
Revenues
Premiums and other considerations	$(3,098,001)	$(416,167)	$(3,514,168)
Fee revenue and other income	1,997,110	(500)	1,996,610

Total revenue	$1,415,622	$(416,667)	$998,955

Benefits and expenses
Surrender benefits	$13,526,406	$(416,667)	$13,109,739

Total benefits and expenses	1,069,968	(416,667)	653,301
Gain (loss) from operations before dividends and federal income taxes	345,654	—	345,654

Net gain (loss) from operations	1,372,703	—	1,372,703

Net income (loss)	$797,653	$—	$797,653

Statements of Cash Flows
Operating activities
Premiums and annuity considerations	$5,446,470	$(416,167)	$5,030,303
Other income	6,905,908	(500)	6,905,408
Benefit and loss related payments	(16,493,134)	416,667	(16,076,467)

Net cash provided by (used in) operating activities	(331,021)	—	(331,021)
Financing and miscellaneous activities
Net deposits (withdrawals) on deposit-type contracts	$(2,130,022)	$(37,281)	$(2,167,303)
Other cash (applied) provided	60,720	37,281	98,001

Net cash provided by (used in) financing and miscellaneous activities	(1,450,248)	—	(1,450,248)
Net increase (decrease) in cash, cash equivalents and short-term investments	284,184	—	284,184
Cash, cash equivalents and short-term investments:
Beginning of year	1,681,506	—	1,681,506

End of year	$1,965,690	$—	$1,965,690

Management has determined that the amounts primarily relate to misclassifications of balances within the Statements of Operations and Cash Flows for the years ended December 31, 2018 and 2017 related to accounting for retirement plan cash flows and other cash flow presentation reclassifications. This error resulted in offsetting misstatements to premiums and other considerations, fee revenue and other income, and surrender benefits and corresponding offsetting misstatements within the cash provided by (used in) operating activities and cash provided by (used in) financing and miscellaneous activities. The misclassifications had no impact to the Company’s net income or capital and surplus in the prior years.

In addition, Management reclassified certain prior year out of period adjustments from income to capital and surplus per SSAP No. 3, Accounting Changes and Corrections of Errors.

Transamerica Life Insurance Company

Notes to Financial Statements – Statutory Basis

(Dollars in Thousands, Except per Share amounts)

Reclassifications

Certain amounts in prior year financial statement balances and footnote disclosures have been reclassified to conform to the current year presentation.

4. Fair Values of Financial Instruments

The fair value of a financial instrument is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date.

Determination of fair value

The fair values of financial instruments are determined by management after taking into consideration several sources of data. When available, the Company uses quoted market prices in active markets to determine the fair value of its investments. The Company’s valuation policy utilizes a pricing hierarchy which dictates that publicly available prices are initially sought from indices and third-party pricing services. In the event that pricing is not available from these sources, those securities are submitted to brokers to obtain quotes. Lastly, securities are priced using internal cash flow modeling techniques. These valuation methodologies commonly use reported trades, bids, offers, issuer spreads, benchmark yields, estimated prepayment speeds, and/or estimated cash flows.

To understand the valuation methodologies used by third-party pricing services, the Company reviews and monitors their applicable methodology documents. Any changes to their methodologies are noted and reviewed for reasonableness. In addition, the Company performs in-depth reviews of prices received from third-party pricing services on a sample basis. The objective for such reviews is to demonstrate the Company can corroborate detailed information such as assumptions, inputs and methodologies used in pricing individual securities against documented pricing methodologies. Only third-party pricing services and brokers with a substantial presence in the market and with appropriate experience and expertise are used.

Each month, the Company performs an analysis of the information obtained from indices, third-party services, and brokers to ensure the information is reasonable and produces a reasonable estimate of fair value. The Company considers both qualitative and quantitative factors as part of this analysis, including but not limited to, recent transactional activity for similar securities, review of pricing statistics and trends, and consideration of recent relevant market events. Other controls and procedures over pricing received from indices, third-party pricing services, or brokers include validation checks such as exception reports which highlight significant price changes, stale prices or un-priced securities.

Transamerica Life Insurance Company

Notes to Financial Statements – Statutory Basis

(Dollars in Thousands, Except per Share amounts)

Fair value hierarchy

The Company’s financial assets and liabilities carried at fair value are classified, for disclosure purposes, based on a hierarchy defined by SSAP No. 100R, Fair Value. The hierarchy gives the highest ranking to fair values determined using unadjusted quoted prices in active markets for identical assets and liabilities (Level 1), and the lowest ranking to fair values determined using methodologies and models with unobservable inputs (Level 3). An asset’s or a liability’s classification is based on the lowest level input that is significant to its measurement. For example, a Level 3 fair value measurement may include inputs that are both observable (Levels 1 and 2) and unobservable (Level 3). The levels of the fair value hierarchy are as follows:

Level 1 -	Unadjusted quoted prices for identical assets or liabilities in active markets accessible at the measurement date.

Level 2 -	Quoted prices in markets that are not active or inputs that are observable either directly or indirectly for substantially the full term of the asset or liability. Level 2 inputs include the following:

a) Quoted prices for similar assets or liabilities in active markets
b) Quoted prices for identical or similar assets or liabilities in non-active markets
c) Inputs other than quoted market prices that are observable
d) Inputs that are derived principally from or corroborated by observable market data through correlation or other means

Level 3 -	Prices or valuation techniques that require inputs that are both unobservable and significant to the overall fair value measurement. They reflect the Company’s own assumptions about the assumptions a market participant would use in pricing the asset or liability.

The following methods and assumptions were used by the Company in estimating its fair value disclosures for financial instruments:

Cash Equivalents and Short-Term Investments: The carrying amounts reported in the accompanying balance sheets for these financial instruments is either reported at fair value or amortized cost (which approximates fair value). Cash is not included in the below tables.

Short-Term Notes Receivable from Affiliates: The carrying amounts reported in the accompanying balance sheets for these financial instruments approximate their fair value.

Bonds and Stocks: The NAIC allows insurance companies to report the fair value determined by the SVO or to determine the fair value by using a permitted valuation method. The fair values of bonds and stocks are reported or determined using the following pricing sources: indices, third-party pricing services, brokers, external fund managers and internal models.

Fair values for fixed maturity securities (including redeemable preferred stock) actively traded are determined from third-party pricing services, which are determined as discussed above in the description of Level 1 and Level 2 values within the fair value hierarchy. For fixed maturity

Transamerica Life Insurance Company

Notes to Financial Statements – Statutory Basis

(Dollars in Thousands, Except per Share amounts)

securities (including redeemable preferred stock) not actively traded, fair values are estimated using values obtained from third-party pricing services, or are based on non-binding broker quotes or internal models. In the case of private placements, fair values are estimated by discounting the expected future cash flows using current market rates applicable to the coupon rate, credit and maturity of the investments.

Mortgage Loans on Real Estate: The fair values for mortgage loans on real estate are estimated utilizing discounted cash flow analyses, using interest rates reflective of current market conditions and the risk characteristics of the loans.

Real Estate: Real estate held for sale is typically valued utilizing independent external appraisers in conjunction with reviews by qualified internal appraisers. Valuations are primarily based on active market prices, adjusted for any difference in the nature, location or condition of the specific property. If such information is not available, other valuation methods are applied, considering the value that the property’s net earning power will support, the value indicated by recent sales of comparable properties and the current cost of reproducing or replacing the property.

Other Invested Assets: The fair values for other invested assets, which include investments in surplus notes issued by other insurance companies and fixed or variable rate investments with underlying characteristics of bonds were determined primarily by using indices, third-party pricing services and internal models.

Derivative Financial Instruments: The fair value of futures and forwards are based upon the latest quoted market price and spot rates at the balance sheets date. The estimated fair values of equity and interest rate options (calls, puts, caps) are based upon the latest quoted market price at the balance sheets date. The estimated fair values of swaps, including equity, interest rate and currency swaps, are based on pricing models or formulas using current assumptions. The estimated fair values of credit default swaps are based upon active market data, including interest rate quotes, credit spreads, and recovery rates, which are then used to calculate probabilities of default for the fair value calculation. The Company accounts for derivatives that receive and pass hedge accounting in the same manner as the underlying hedged instrument. If that instrument is held at amortized cost, then the derivative is also held at amortized cost.

Policy Loans: The book value of policy loans is considered to approximate the fair value of the loan, which is stated at unpaid principal balance.

Securities Lending Reinvested Collateral: The cash collateral from securities lending is reinvested in various short-term and long-term debt instruments. The fair values of these investments are determined using the methods described above under Cash Equivalents and Short-Term Investments and Bonds and Stocks.

Separate Account Assets and Annuity Liabilities: The fair value of separate account assets are based on quoted market prices when available. When not available, they are primarily valued either using third-party pricing services or are valued in the same manner as the general account assets as further described in this note. However, some separate account assets are valued using non-binding broker quotes, which cannot be corroborated by other market observable data, or

Transamerica Life Insurance Company

Notes to Financial Statements – Statutory Basis

(Dollars in Thousands, Except per Share amounts)

internal modeling which utilizes input that are not market observable. The fair value of separate account annuity liabilities is based on the account value for separate accounts business without guarantees. For separate accounts with guarantees, fair value is based on discounted cash flows.

Investment Contract Liabilities: Fair value for the Company’s liabilities under investment contracts, which include deferred annuities and GICs, are estimated using discounted cash flow calculations. For those liabilities that are short in duration, carrying amount approximates fair value. For investment contracts with no defined maturity, fair value is estimated to be the present surrender value.

Deposit-Type Contracts: The carrying amounts of deposit-type contracts reported in the accompanying balance sheets approximate their fair values. These are included in the Investment Contract Liabilities.

Fair values for the Company’s insurance contracts other than investment-type contracts (including separate account universal life liabilities) are not required to be disclosed. However, the fair values of liabilities under all insurance contracts are taken into consideration in the Company’s overall management of interest rate risk, such that the Company’s exposure to changing interest rates is minimized through the matching of investment maturities with amounts due under insurance contracts.

The Company accounts for its investments in affiliated common stock in accordance with SSAP No. 97, as such, they are not included in the following disclosures.

Transamerica Life Insurance Company

Notes to Financial Statements – Statutory Basis

(Dollars in Thousands, Except per Share amounts)

The following tables set forth a comparison of the estimated fair values and carrying amounts of the Company’s financial instruments, including those not measured at fair value in the balance sheets, as of December 31, 2019 and 2018, respectively:

	December 31, 2019
	Aggregate Fair Value	Admitted Value	(Level 1)	(Level 2)	(Level 3)	Net Asset Value (NAV)	Not Practicable (Carrying Value)
Admitted assets
Cash equivalents and short-term investments, other than affiliates	$1,298,116	$1,298,076	$1,042,719	$255,397	$—	$—	$—
Short-term notes receivable from affiliates	240,300	240,300	—	240,300	—	—	—
Bonds	28,644,195	25,412,467	5,355,305	22,844,657	444,233	—	—
Preferred stocks, other than affiliates	109,845	111,630	—	108,849	996	—	—
Common stocks, other than affiliates	80,789	80,789	10,227	19	70,543	—	—
Mortgage loans on real estate	5,383,132	5,096,613	—	—	5,383,132	—	—
Other invested assets	262,406	218,682	—	243,524	18,882	—	—
Derivative assets:
Options	311,739	311,739	—	311,739	—	—	—
Interest rate swaps	1,363,717	1,363,526	—	1,363,717	—	—	—
Currency swaps	8,929	7,304	—	8,929	—	—	—
Credit default swaps	59,599	34,248	—	59,599	—	—	—
Equity swaps	55	55	—	55	—	—	—
Interest rate futures	467	467	467	—	—	—	—
Equity futures	686	686	686	—	—	—	—
Derivative assets total	1,745,192	1,718,025	1,153	1,744,039	—	—	—
Policy loans	1,099,596	1,099,596	—	1,099,596	—	—	—
Securities lending reinvested collateral	987,763	987,763	96	987,667	—	—	—
Separate account assets	85,275,020	85,209,155	81,391,463	3,878,274	5,283	—	—
Liabilities
Investment contract liabilities	16,687,551	11,934,145	—	218,239	16,469,312	—	—
Derivative liabilities:
Options	151,696	151,696	—	151,696	—	—	—
Interest rate swaps	1,279,477	1,442,132	—	1,279,477	—	—	—
Currency swaps	2,279	4,328	—	2,279	—	—	—
Credit default swaps	(3,740)	13,450	—	(3,740)	—	—	—
Equity swaps	211,606	211,606	—	211,606	—	—	—
Interest rate futures	22,916	22,916	22,916	—	—	—	—
Equity futures	5,673	5,673	5,673	—	—	—	—
Derivative liabilities total	1,669,907	1,851,801	28,589	1,641,318	—	—	—
Dollar repurchase agreements	448,829	448,829	—	448,829	—	—	—
Payable for securities lending	1,246,827	1,246,827	—	1,246,827	—	—	—
Payable for derivative cash collateral	484,637	484,637	—	484,637	—	—	—
Separate account annuity liabilities	78,615,086	78,617,102	2,783	78,565,537	46,766	—	—

Transamerica Life Insurance Company

Notes to Financial Statements – Statutory Basis

(Dollars in Thousands, Except per Share amounts)

	December 31, 2018
	Aggregate Fair Value	Admitted Value	(Level 1)	(Level 2)	(Level 3)	Net Asset Value (NAV)	Not Practicable (Carrying Value)
Admitted assets
Cash equivalents and short-term investments, other than affiliates	$1,966,071	$1,966,071	$1,385,771	$580,300	$—	$—	$—
Short-term notes receivable from affiliates	261,000	261,000	—	261,000	—	—	—
Bonds	28,352,356	27,627,135	7,005,814	20,905,525	441,017	—	—
Preferred stocks, other than affiliates	97,812	104,793	—	94,815	2,997	—	—
Common stocks, other than affiliates	171,979	171,979	15,401	6	156,572	—	—
Mortgage loans on real estate	4,647,770	4,600,493	—	—	4,647,770	—	—
Other invested assets	241,689	214,934	—	229,963	11,726	—	—
Derivative assets:
Options	996,427	996,427	—	996,427	—	—	—
Interest rate swaps	710,817	711,165	—	710,817	—	—	—
Currency swaps	15,288	15,495	—	15,288	—	—	—
Credit default swaps	52,360	52,579	—	52,360	—	—	—
Equity swaps	281,457	281,457	—	281,457	—	—	—
Interest rate futures	20,639	20,639	20,639	—	—	—	—
Equity futures	20,189	20,189	20,189	—	—	—	—
Derivative assets total	2,097,177	2,097,951	40,828	2,056,349	—	—	—
Policy loans	1,139,853	1,139,853	—	1,139,853	—	—	—
Securities lending reinvested collateral	1,660,683	1,660,683	71,045	1,589,638	—	—	—
Separate account assets	76,150,197	76,130,173	72,461,882	3,684,492	3,823	—	—
Liabilities
Investment contract liabilities	13,297,887	12,379,779	—	243,143	13,054,743	—	—
Derivative liabilities:
Options	344,808	344,808	—	344,808	—	—	—
Interest rate swaps	376,095	591,999	—	376,095	—	—	—
Currency swaps	1,706	645	—	1,706	—	—	—
Credit default swaps	(1,309)	13,394	—	(1,309)	—	—	—
Equity swaps	16,890	16,890	—	16,890	—	—	—
Interest rate futures	6,999	6,999	6,999	—	—	—	—
Equity futures	1,239	1,239	1,239	—	—	—	—
Derivative liabilities total	746,428	975,974	8,238	738,190	—	—	—
Dollar repurchase agreements	214,357	214,357	—	214,357	—	—	—
Payable for securities lending	1,835,122	1,835,122	—	1,835,122	—	—	—
Payable for derivative cash collateral	1,245,534	1,245,534	—	1,245,534	—	—	—
Separate account annuity liabilities	69,914,071	69,915,907	3,069	69,874,047	36,955	—	—

Transamerica Life Insurance Company

Notes to Financial Statements – Statutory Basis

(Dollars in Thousands, Except per Share amounts)

The following tables provide information about the Company’s financial assets and liabilities measured at fair value as of December 31, 2019 and 2018:

	2019
	Level 1	Level 2	Level 3	Net Asset Value (NAV)	Total
Assets:
Bonds
Industrial and miscellaneous	$—	$15,615	$4,075	$—	$19,690

Total bonds	—	15,615	4,075	—	19,690

Preferred stock
Industrial and miscellaneous	—	41	996	—	1,037

Total preferred stock	—	41	996	—	1,037

Common stock
Mutual funds	5,049	—	—	—	5,049
Industrial and miscellaneous	5,178	19	70,543	—	75,740

Total common stock	10,227	19	70,543	—	80,789

Cash equivalents and short-term
Money market mutual funds	1,042,719	—	—	—	1,042,719

Total cash equivalents and short-term	1,042,719	—	—	—	1,042,719

Securities lending reinvested collateral	96	—	—	—	96
Derivative assets	1,153	1,671,609	—	—	1,672,762
Separate account assets	81,255,681	3,293,963	4,271	—	84,553,915

Total assets	$82,309,876	$4,981,247	$79,885	$—	$87,371,008

Liabilities:
Derivative liabilities	$28,589	$1,633,210	$—	$—	1,661,799
Separate account liabilities	2,783	—	—	—	2,783

Total liabilities	$31,372	$1,633,210	$—	$—	$1,664,582

	2018
	Level 1	Level 2	Level 3	Net Asset Value (NAV)	Total
Assets:
Bonds
Government	$—	$900	$—	$—	$900
Industrial and miscellaneous	—	26,472	8,205	—	34,677
Hybrid securities	—	2,282	—	—	2,282

Total bonds	—	29,654	8,205	—	37,859

Preferred stock
Industrial and miscellaneous	—	1,601	2,997	—	4,598

Total preferred stock	—	1,601	2,997	—	4,598

Common stock
Mutual funds	12,648	—	—	—	12,648
Industrial and miscellaneous	2,753	6	156,572	—	159,331

Total common stock	15,401	6	156,572	—	171,979

Cash equivalents and short-term
Money market mutual funds	1,385,771	—	—	—	1,385,771

Total cash equivalents and short-term	1,385,771	—	—	—	1,385,771

Securities lending reinvested collateral	71,045	—	—	—	71,045
Derivative assets	40,828	1,995,419	—	—	2,036,247
Separate account assets	72,321,900	3,124,101	3,823	—	75,449,824

Total assets	$73,834,945	$5,150,781	$171,597	$—	$79,157,323

Liabilities:
Derivative liabilities	$8,238	$811,965	$—	$—	$820,203
Separate account liabilities	3,069	—	—	—	3,069

Total liabilities	$11,307	$811,965	$—	$—	$823,272

Transamerica Life Insurance Company

Notes to Financial Statements – Statutory Basis

(Dollars in Thousands, Except per Share amounts)

Bonds classified as Level 3 are primarily those valued using non-binding broker quotes, which cannot be corroborated by other market observable data, or internal modeling which utilize significant inputs that are not market observable.

Preferred stock classified as Level 3 are internally valued using significant unobservable inputs.

Common stock classified as Level 3 are comprised primarily of shares in the FHLB of Des Moines, which are valued at par as a proxy for fair value as a result of restrictions that allow redemptions only by FHLB.

The following tables summarize the changes in assets classified as Level 3 for 2019 and 2018:

	Beginning Balance at January 1, 2019	Transfers in (Level 3)	Transfers out (Level 3)	Total Gains (Losses) Included in Net income (a)	Total Gains (Losses) Included in Surplus (b)
Bonds
RMBS	$—	$5	$—	$—	$(5)
Other	8,206	—	1,829	72	398
Preferred stock	2,997	—	—	—	(2,654)
Common stock	156,572	—	4,197	(5,874)	3,296
Separate account assets	3,824	1,264	807	(3)	(789)

Total	$171,598	$1,269	$6,833	$(5,805)	$246

	Purchases	Issuances	Sales	Settlements	Ending Balance at December 31, 2019
Bonds
RMBS	$—	$—	$—	$—	$—
Other	—	—	—	2,772	4,075
Preferred stock	653	—	—	—	996
Common stock	4,645	6,702	90,600	1	70,543
Separate account assets	848	—	(27)	93	4,271

Total	$6,146	$6,702	$90,573	$2,866	$79,885

(a)	Recorded as a component of Net Realized Capital Gains (Losses) on Investments in the Statements of Operations
(b)	Recorded as a component of Change in Net Unrealized Capital Gains (Losses) in the Statements of Changes in Capital and Surplus

Transamerica Life Insurance Company

Notes to Financial Statements – Statutory Basis

(Dollars in Thousands, Except per Share amounts)

	Beginning Balance at January 1, 2018	Transfers in (Level 3)	Transfers out (Level 3)	Total Gains (Losses) Included in Net income (a)	Total Gains (Losses) Included in Surplus (b)
Bonds
Government	$—	$—	$—	$(3)	$3
RMBS	—	—	—	(26)	26
Other	14,619	—	5,465	108	423
Preferred stock	3,180	—	—	—	(754)
Common stock	197,751	—	270	(2,000)	3,398
Other long term	—	920	1,040	—	(310)
Derivatives	29,230	—	—	(84,445)	(29,230)
Separate account assets	51,040	1,394	249	(43,234)	(77)

Total	$295,820	$2,314	$7,024	$(129,600)	$(26,521)

	Purchases	Issuances	Sales	Settlements	Ending Balance at December 31, 2018
Bonds
Government	$—	$—	$—	$—	$—
RMBS	—	—	—	—	—
Other	—	—	—	1,479	8,206
Preferred stock	828	—	259	—	2,997
Common stock	—	216	42,400	123	156,572
Other long term	430	—	—	—	—
Derivatives	—	—	(3,869)	(80,576)	—
Separate account assets	100	—	3,490	1,660	3,824

Total	$1,358	$216	$42,280	$(77,314)	$171,598

(a)	Recorded as a component of Net Realized Capital Gains (Losses) on Investments in the Statements of Operations
(b)	Recorded as a component of Change in Net Unrealized Capital Gains (Losses) in the Statements of Changes in Capital and Surplus

Transfers between fair value hierarchy levels are recognized at the beginning of the reporting period.

Nonrecurring fair value measurements

As indicated in Note 2, real estate held for sale is measured at the lower of carrying amount or fair value less cost to sell. As of December 31, 2019, the Company held no properties as held-for-sale, where fair value was less than its carrying value. As of December 31, 2019, the Company held one property as held-for sale, where carrying amount of $576 was equal to fair value.

Fair value was determined by utilizing an external appraisal following the sales comparison approach. The fair value measurements are classified as Level 3 as the comparable sales and adjustments for the specific attributes of these properties are not market observable inputs.

Transamerica Life Insurance Company

Notes to Financial Statements – Statutory Basis

(Dollars in Thousands, Except per Share amounts)

5. Investments

Bonds and Stocks

The carrying amounts and estimated fair value of investments in bonds and stocks are as follows:

	Book Adjusted Carrying Value	Gross Unrealized Gains	Gross Unrealized Losses	Estimated Fair Value
December 31, 2019
Bonds:
United States Government and agencies	$4,280,658	$775,293	$372	$5,055,579
State, municipal and other government	1,174,675	125,422	16,509	1,283,588
Hybrid securities	271,982	42,062	1,464	312,580
Industrial and miscellaneous	15,555,330	2,013,749	42,420	17,526,659
Mortgage and other asset-backed securities	4,129,822	351,694	15,727	4,465,789

Total unaffiliated bonds	25,412,467	3,308,220	76,492	28,644,195
Unaffiliated preferred stocks	111,630	6,330	8,115	109,845

	$25,524,097	$3,314,550	$84,607	$28,754,040

	Cost	Gross Unrealized Gains	Gross Unrealized Losses	Estimated Fair Value
Unaffiliated common stocks	$58,311	$22,545	$67	$80,789

	Book Adjusted Carrying Value	Gross Unrealized Gains	Gross Unrealized Losses	Estimated Fair Value
December 31, 2018
Bonds:
United States Government and agencies	$6,578,120	$277,575	$121,838	$6,733,857
State, municipal and other government	761,458	35,634	19,456	777,636
Hybrid securities	260,707	13,182	8,417	265,472
Industrial and miscellaneous	15,824,266	731,481	383,320	16,172,427
Mortgage and other asset-backed securities	4,202,584	265,837	65,457	4,402,964

Total unaffiliated bonds	27,627,135	1,323,709	598,488	28,352,356
Unaffiliated preferred stocks	104,793	3,022	10,003	97,812

	$27,731,928	$1,326,731	$608,491	$28,450,168

	Cost	Gross Unrealized Gains	Gross Unrealized Losses	Estimated Fair Value
Unaffiliated common stocks	$154,552	$18,557	$1,130	$171,979

Transamerica Life Insurance Company

Notes to Financial Statements – Statutory Basis

(Dollars in Thousands, Except per Share amounts)

The carrying amount and estimated fair value of bonds at December 31, 2019, by contractual maturity, are shown below. Expected maturities may differ from contractual maturities because certain borrowers have the right to call or prepay obligations with or without call or prepayment penalties.

	2019
December 31:	Carrying Value	Fair Value
Due in one year or less	$715,115	$721,686
Due after one year through five years	4,446,683	4,713,256
Due after five years through ten years	5,108,090	5,808,153
Due after ten years	11,012,757	12,935,311

	21,282,645	24,178,406
Mortgage and other asset-backed securities	4,129,822	4,465,789

	$25,412,467	$28,644,195

The estimated fair value of bonds, preferred stocks and common stocks with gross unrealized losses at December 31, 2019 and 2018 is as follows:

	2019
	Equal to or Greater than 12 Months		Less than 12 Months
	Estimated Fair Value	Gross Unrealized Losses	Estimated Fair Value	Gross Unrealized Losses
United States Government and agencies	$896	$4	$10,513	$368
State, municipal and other government	37,638	10,695	96,166	5,814
Hybrid securities	18,613	1,464	—	—
Industrial and miscellaneous	349,475	31,808	398,580	10,612
Mortgage and other asset-backed securities	217,019	12,486	503,736	3,241

Total bonds	623,641	56,457	1,008,995	20,035

Preferred stocks-unaffiliated	47,696	8,025	4,511	90
Common stocks-unaffiliated	—	—	739	67

	$671,337	$64,482	$1,014,245	$20,192

Transamerica Life Insurance Company

Notes to Financial Statements – Statutory Basis

(Dollars in Thousands, Except per Share amounts)

	2018
	Equal to or Greater than 12 Months		Less than 12 Months
	Estimated Fair Value	Gross Unrealized Losses	Estimated Fair Value	Gross Unrealized Losses
United States Government and agencies	$415,707	$25,873	$3,771,379	$95,965
State, municipal and other government	84,973	6,723	192,550	12,733
Hybrid securities	13,815	2,063	114,678	6,354
Industrial and miscellaneous	1,584,834	141,445	4,936,668	241,875
Mortgage and other asset-backed securities	796,932	39,004	828,836	26,453

Total bonds	2,896,261	215,108	9,844,111	383,380

Preferred stocks-unaffiliated	23,579	6,575	38,576	3,428
Common stocks-unaffiliated	—	—	11,083	1,130

	$2,919,840	$221,683	$9,893,770	$387,938

During 2019, there were $4,294 of loan-backed or structured securities with a recognized OTTI due to intent to sell or lack of intent and ability to hold for a period of time to recover the amortized cost basis. During 2018 and 2017, there were no loan-backed or structured securities with a recognized OTTI due to intent to sell or lack of intent and ability to hold for a period of time to recover the amortized cost basis.

For loan-backed and structured securities with a recognized OTTI due to the Company’s cash flow analysis, in which the security is written down to estimated future cash flows discounted at the security’s effective yield, in 2019, 2018 and 2017 the Company recognized OTTI of $5,546, $4,339 and $7,960, respectively.

Transamerica Life Insurance Company

Notes to Financial Statements – Statutory Basis

(Dollars in Thousands, Except per Share amounts)

The following loan-backed and structured securities were held at December 31, 2019, for which an OTTI was recognized during the current reporting period:

CUSIP	Amortized Cost Before Current Period OTTI	Present Value of Projected Cash Flows	Recognized OTTI	Amortized Cost After OTTI	Fair Value at Time of OTTI	Date of Financial Statement Where Reported
87266TAJ1	$1,299	$1,056	$243	$1,056	$869	3/31/2019
79548KXQ6	295	271	24	271	228	3/31/2019
14984WAA8	1,399	1,295	104	1,295	1,295	6/30/2019
87266TAJ1	587	484	103	484	387	6/30/2019
79548KXQ6	250	250	—	250	209	6/30/2019
41161PPQ0	19,646	18,718	928	18,718	17,362	9/30/2019
36828QQK5	2,493	2,237	256	2,237	1,754	9/30/2019
79548KXQ6	221	203	18	203	58	9/30/2019
126671ZS8	4	4	—	4	4	9/30/2019
585525ES3	491	480	11	480	424	9/30/2019
15032GAC8	2,245	2,245	—	2,245	2,245	9/30/2019
41161PPQ0	18,422	18,368	54	18,368	16,944	12/31/2019
36828QQK5	2,237	1,134	1,103	1,134	1,751	12/31/2019
52108MDN0	3,049	366	2,683	366	1,870	12/31/2019
22541SGE2	432	417	15	417	426	12/31/2019
585525ES3	428	424	4	424	381	12/31/2019

			$5,546

The unrealized losses of loan-backed and structured securities where fair value is less than cost or amortized cost for which an OTTI has not been recognized in earnings as of December 31, 2019 and 2018 is as follows:

	2019		2018
	Losses 12 Months or More	Losses Less Than 12 Months	Losses 12 Months or More	Losses Less Than 12 Months
Year ended December 31:
The aggregate amount of unrealized losses	$12,486	$15,728	$39,004	$40,117
The aggregate related fair value of securities with unrealized losses	217,019	517,385	796,932	850,568

At December 31, 2019 and 2018, respectively, for bonds and preferred stocks that have been in a continuous loss position for greater than or equal to twelve months, the Company held 199 and 663 securities with a carrying amount of $735,818 and $3,141,523, and an unrealized loss of $64,482 and $221,683. Of this portfolio, 65.2% and 90.7% were investment grade with associated unrealized losses of $19,696 and $165,913, respectively.

At December 31, 2019 and 2018, respectively, for bonds and preferred stocks that have been in a continuous loss position for less than twelve months, the Company held 245 and 1,411 securities with a carrying amount of $1,033,633 and $10,269,495 and an unrealized loss of $20,125 and $386,809. Of this portfolio, 91.1% and 89.7% were investment grade with associated unrealized losses of $11,888 and $302,186, respectively.

Transamerica Life Insurance Company

Notes to Financial Statements – Statutory Basis

(Dollars in Thousands, Except per Share amounts)

At December 31, 2019 and 2018, there were no common stocks that have been in a continuous loss position for greater than or equal to twelve months.

At December 31, 2019 and 2018, respectively, for common stocks that have been in a continuous loss position for less than twelve months, the Company held 7 and 13 securities with a cost of $807 and $12,212 and an unrealized loss of $67 and $1,130.

The following table provides the number of 5GI securities, aggregate book adjusted carrying value and aggregate fair value by investment type:

	Number of 5GI Securities	Book / Adjusted Carrying Value	Fair Value
December 31, 2019
Bond, amortized cost	2	$18,813	$18,169
Loan-backed and structured securities, amortized cost	3	6,719	6,719
Preferred stock, amortized cost	1	996	996

Total	6	$26,528	$25,884

December 31, 2018
Bond, amortized cost	3	$29,647	$29,725
Loan-backed and structured securities, amortized cost	1	8	8
Preferred stock, amortized cost	1	2,996	2,996

Total	5	$32,651	$32,729

The tables below present the Company’s gross and net receivable for securities and borrowed money financial statement line items that were subject to offsetting:

December 31, 2019	Gross Amount Recognized	Amount Offset	Net Amount Presented on Financial Statements
Assets:
Receivables for securities	$120,009	$101,474	$18,535
Liabilities:
Borrowed money	$550,303	$101,474	$448,829

Transamerica Life Insurance Company

Notes to Financial Statements – Statutory Basis

(Dollars in Thousands, Except per Share amounts)

December 31, 2018	Gross Amount Recognized	Amount Offset	Net Amount Presented on Financial Statements
Assets:
Receivables for securities	$273,566	$149,607	$123,959
Liabilities:
Borrowed money	$353,860	$149,607	$204,253

During 2019 and 2018, the Company sold, redeemed or otherwise disposed of 175 and 159 securities as a result of a callable feature which generated investment income of $13,296 and $18,683 as a result of a prepayment penalty and/or acceleration fee.

Proceeds from sales and other disposals of bonds and preferred stock and related gross realized capital gains and losses are reflected in the following table. The amounts exclude maturities and include transfers associated with reinsurance agreements.

	Year Ended December 31
	2019	2018	2017
Proceeds	$13,048,390	$5,928,234	$18,171,710

Gross realized gains	$133,153	$86,626	$2,375,500
Gross realized losses	(37,677)	(209,899)	(151,723)

Net realized capital gains (losses)	$95,476	$(123,273)	$2,223,777

The Company had gross realized losses, which relate to losses recognized on other-than-temporary declines in the fair value of bonds and preferred stocks, for the years ended December 31, 2019, 2018 and 2017 of $30,802, $10,795 and $19,101, respectively.

At December 31, 2019 and 2018, the Company had no investments in restructured securities.

Transamerica Life Insurance Company

Notes to Financial Statements – Statutory Basis

(Dollars in Thousands, Except per Share amounts)

Mortgage Loans

The credit quality of mortgage loans by type of property for the years ended December 31, 2019 and 2018 were as follows:

December 31, 2019
	Farm	Commercial	Total
AAA - AA	$10,519	$3,000,254	$3,010,773
A	31,600	1,812,978	1,844,578
BBB	6,458	217,779	224,237
BB	8,536	4,089	12,625
B	—	4,400	4,400

	$57,113	$5,039,500	$5,096,613

December 31, 2018
	Farm	Commercial	Total
AAA - AA	$219	$2,635,041	$2,635,260
A	42,814	1,745,127	1,787,941
BBB	6,690	157,753	164,443
BB	8,730	4,119	12,849
B	—	—	—

	$58,453	$4,542,040	$4,600,493

The credit quality for commercial and farm mortgage loans was determined based on an internal credit rating model which assigns a letter rating to each mortgage loan in the portfolio as an indicator of the credit quality of the mortgage loan. The internal credit rating model was designed based on rating agency methodology, then modified for credit risk associated with the Company’s mortgage lending process, taking into account such factors as projected future cash flows, net operating income, and collateral value. The model produces a credit rating score and an associated letter rating which is intended to align with S&P ratings as closely as possible. Information supporting the credit risk rating process is updated at least annually.

During 2019, the Company issued mortgage loans with a maximum interest rate of 5.52% and a minimum interest rate of 3.50% for commercial loans. The maximum percentage of any one mortgage loan to the value of the underlying real estate originated or acquired during the year ending December 31, 2019 at the time of origination was 82%. During 2018, the Company issued mortgage loans with a maximum interest rate of 5.57% and a minimum interest rate of 3.95% for commercial loans. The maximum percentage of any one mortgage loan to the value of the underlying real estate originated or acquired during the year ending December 31, 2018 at the time of origination was 69%.

During 2019 and 2018, the Company did not reduce the interest rate on any outstanding mortgage loans.

Transamerica Life Insurance Company

Notes to Financial Statements – Statutory Basis

(Dollars in Thousands, Except per Share amounts)

The age analysis of mortgage loans and identification in which the Company is a participant or co-lender in a mortgage loan agreement is as follows for December 31, 2019 and 2018.

		Commercial
	Farm	All Other	Total
December 31, 2019
Recorded Investment (All)
(a) Current	$57,113	$4,958,605	$5,015,718
(b) 30-59 Days Past Due	—	—	—
(c) 60-89 Days Past Due	—	—	—
(d) 90-179 Days Past Due	—	—	—
(e) 180+ Days Past Due	—	80,895	80,895
Accruing interest 90-179 days past due
(a) Recorded investment	—	—	—
(b) Interest accrued	—	—	—
Participant or Co-lender in Mortgage Loan Agreement
(a) Recorded Investment	$33,658	$1,483,157	$1,516,815

		Commercial
	Farm	All Other	Total
December 31, 2018
Recorded Investment (All)
(a) Current	$50,576	$4,461,023	$4,511,599
(b) 30-59 Days Past Due	—	—	—
(c) 60-89 Days Past Due	—	57,005	57,005
(d) 90-179 Days Past Due	7,875	—	7,875
(e) 180+ Days Past Due	—	24,014	24,014
Accruing interest 90-179 days past due
(a) Recorded investment	7,876	—	7,876
(b) Interest accrued	96	—	96
Participant or Co-lender in Mortgage Loan Agreement
(a) Recorded Investment	$31,524	$1,286,604	$1,318,128

At December 31, 2019 and 2018, respectively, multiple mortgage loans with a carrying value of $80,895 and $24,014 were non-income producing for the previous 180 days. There was no accrued interest related to these mortgage loans at December 31, 2019 and 2018. The Company has a mortgage or deed of trust on the property thereby creating a lien which gives it the right to take possession of the property (among other things) if the borrower fails to perform according to the terms of the loan documents. The Company requires all mortgaged properties to carry fire insurance equal to the value of the underlying property. At December 31, 2019 and 2018, there were no taxes, assessments and other amounts advanced and not included in the mortgage loan total.

At December 31, 2019 and 2018, the Company held no impaired loans with related allowance for credit losses. There were no impaired mortgage loans held without an allowance for credit losses as of December 31, 2019 and 2018, respectively. There were no impaired mortgage loans held without an allowance for credit losses as of December 31, 2019 and 2018, respectively, that were subject to participant or co-lender mortgage loan agreement for which the Company is restricted from unilaterally foreclosing on the mortgage loans. The average recorded investment in impaired loans during 2019 and 2018 was $0 and $49,118, respectively.

Transamerica Life Insurance Company

Notes to Financial Statements – Statutory Basis

(Dollars in Thousands, Except per Share amounts)

The following table provides a reconciliation of the beginning and ending balances for the allowance for credit losses on mortgage loans:

	Year Ended December 31
	2019	2018	2017
Balance at beginning of period	$—	$26,618	$1,421
Additions, net charged to operations	—	—	26,618
Recoveries in amounts previously charged off	—	(26,618)	(1,421)

Balance at end of period	$—	$—	$26,618

As of December 31, 2019 and 2018, the Company had no mortgage loans derecognized as a result of foreclosure.

The Company accrues interest income on impaired loans to the extent deemed collectible (delinquent less than 91 days) and the loan continues to perform under its original or restructured contractual terms. Interest income on nonperforming loans generally is recognized on a cash basis. For the years ended December 31, 2019, 2018 and 2017, respectively, the Company recognized $0, $852 and $5,359 of interest income on impaired loans. Interest income of $0, $860 and $2,806, respectively, was recognized on a cash basis for the years ended December 31, 2019, 2018 and 2017.

At December 31, 2019 and 2018, the Company held a mortgage loan loss reserve in the AVR of $69,202 and $46,436, respectively.

The Company’s mortgage loan portfolio is diversified by geographic region and specific collateral property type as follows:

Geographic Distribution			Property Type Distribution
	December 31			December 31
	2019	2018		2019	2018
Pacific	25%	28%	Apartment	47%	47%
South Atlantic	23	22	Retail	19	21
Middle Atlantic	16	16	Office	15	16
E. North Central	9	8	Industrial	15	12
W. North Central	8	8	Other	2	2
W. South Central	8	7	Agricultural	1	1
Mountain	7	6	Medical	1	1
E. South Central	3	4
New England	1	1

Transamerica Life Insurance Company

Notes to Financial Statements – Statutory Basis

(Dollars in Thousands, Except per Share amounts)

At December 31, 2019, 2018 and 2017, the Company had mortgage loans with a total net admitted asset value of $20,550, $23,144 and $83,445, respectively, which had been restructured in accordance with SSAP No. 36, Troubled Debt Restructuring. There were no realized losses during the years ended December 31, 2019, 2018 and 2017 related to such restructurings. At December 31, 2019 and 2018, there were no commitments to lend additional funds to debtors owing receivables.

Real Estate

The fair value of property is determined based on an appraisal from a third-party appraiser, along with information obtained from discussions with internal asset managers and a listing broker regarding recent comparable sales data and other relevant property information. Impairment losses of $5,078, $26,231 and $4,033 were taken on real estate in 2019, 2018 and 2017, respectively, to write the book value down to the current fair value, and included in net realized capital gains (losses), within the Statements of Operations, for the year ended December 31, 2019.

As of December 31, 2019, there were four properties classified as held for sale. As of December 31, 2018, there were nine properties classified as held for sale. The Company is working with an external commercial real estate advisor firm to actively market the properties and negotiate with potential buyers. During 2019, one property classified as held for sale was disposed of resulting in a net realized gain of $1,788. During 2018, six properties classified as held for sale were disposed of resulting in a net realized gain of $4,579. These gains and losses were included in net realized capital gains (losses) within the Statements of Operations.

The Company also disposed of other properties during 2019 and 2018 resulting in net realized gains of $9,047 and $26,756, respectively.

The carrying value of the Company’s real estate assets at December 31, 2019 and 2018 was as follows:

	2019	2018
Home office properties	$45,831	$52,466
Investment properties	—	18,953
Properties held for sale	5,715	43,027

	$51,546	$114,446

Accumulated depreciation on real estate at December 31, 2019 and 2018, was $47,188 and $72,083, respectively.

Other Invested Assets

During 2019, the Company recorded impairments of $5,488, $3,363, and $13,867 throughout 2019, 2018 and 2017. These impairments were primarily related to private equity funds, except for 2017, which also included an impairment for a tax credit fund. The impairments were taken because the decline in fair value of the funds were deemed to be other than temporary and a recovery in value from the remaining underlying investments in the funds were not anticipated.

Transamerica Life Insurance Company

Notes to Financial Statements – Statutory Basis

(Dollars in Thousands, Except per Share amounts)

These write-downs are included in net realized capital gains (losses) within the Statements of Operations.

During 2017, the Company reassigned its ownership interest in the Prisma Spectrum Fund for an additional interest in the Zero Beta Fund in the amount of $125,036, which resulted in a realized gain of $19,443.

Tax Credits

At December 31, 2019, the Company had ownership interests in forty-six LIHTC investments with a carrying value of $58,163. The remaining years of unexpired tax credits ranged from one to twelve, and the properties were not subject to regulatory review. The length of time remaining for holding periods ranged from one to sixteen years. The amount of contingent equity commitments expected to be paid during the years 2020 to 2029 is $26,728. Tax credits recognized in 2019 were $81,690, and other tax benefits recognized in 2019 were $2,795. There were no impairment losses, write-downs or reclassifications during the year related to any of these credits.

At December 31, 2018, the Company had ownership interests in forty-seven LIHTC investments with a carrying value of $33,212. The remaining years of unexpired tax credits ranged from one to eleven, and the properties were not subject to regulatory review. The length of time remaining for holding periods ranged from one to sixteen years. The amount of contingent equity commitments expected to be paid during the years 2019 to 2029 is $55,107. Tax credits recognized during 2018 was $76,141. There were no impairment losses, write-downs or reclassifications during the year related to any of these credits.

The following tables provide the carrying value of transferable state tax credits gross of any related tax liabilities and total unused transferable tax credits by state and in total as of December 31, 2019 and 2018:

		December 31, 2019
Description of State Transferable and Non- transferable Tax Credits	State	Carrying Value	Unused Amount*
Low-Income Housing Tax Credits	MA	$2,683	$5,024
Economic Redevelopment and Growth Tax Credits	NJ	5,281	20,948

Total		$7,964	$25,972

		December 31, 2018
Description of State Transferable and Non- transferable Tax Credits	State	Carrying Value	Unused Amount
Low-Income Housing Tax Credits	MA	$3,880	$6,220
Economic Redevelopment and Growth Tax Credits	NJ	3,994	20,948

Total		$7,874	$27,168

*	The unused amount reflects credits that the Company deems will be realizable in the period 2019-2030.

The Company did not have any non-transferable state tax credits.

Transamerica Life Insurance Company

Notes to Financial Statements – Statutory Basis

(Dollars in Thousands, Except per Share amounts)

The Company estimated the utilization of the remaining state transferable tax credits by projecting a future tax liability based on projected premium, tax rates and tax credits, and comparing the projected future tax liability to the availability of remaining state transferable tax credits. The Company had no impairment losses related to state transferable tax credits.

Derivatives

Amounts disclosed in this Derivatives section do not include derivatives utilized in the hedging of variable annuity guarantees in accordance with SSAP 108. Please see the subsequent section “Derivatives Hedging Variable Annuity Guarantees” for results associated with those derivatives.

The Company has entered into collateral agreements with certain counterparties wherein the counterparty is required to post assets (cash or securities) on the Company’s behalf in an amount equal to the difference between the net positive fair value of the contracts and an agreed upon threshold based on the credit rating of the counterparty. If the net fair value of all contracts with this counterparty is negative, then the Company is required to post similar assets (cash or securities). Fair value of derivative contracts, aggregated at a counterparty level at December 31, 2019 and 2018 was as follows:

	2019	2018
Fair value - positive	$647,378	$2,285,546
Fair value - negative	(646,157)	(934,798)

At December 31, 2019, 2018 and 2017, the Company has recorded unrealized gains (losses) of ($257,972), $858,229 and ($131,678), respectively, for the component of derivative instruments utilized for hedging purposes that did not qualify for hedge accounting. The Company did not recognize any unrealized gains or losses during 2019, 2018 and 2017 that represented the component of derivative instruments gain or loss that was excluded from the assessment of hedge effectiveness.

The maximum term over which the Company is hedging its exposure to the variability of future cash flows is approximately 24 years for forecasted hedge transactions. At December 31, 2019 and 2018, none of the Company’s cash flow hedges have been discontinued as it was probable that the original forecasted transactions would occur by the end of the originally specified time period documented at inception of the hedging relationship. As of December 31, 2019 and 2018, the Company has accumulated deferred gains in the amount of $2,334 and $0, respectively, related to the termination of swaps that were hedging forecasted transactions. It is expected that these gains will be used as basis adjustments on future asset purchases expected to transpire throughout 2020.

Transamerica Life Insurance Company

Notes to Financial Statements – Statutory Basis

(Dollars in Thousands, Except per Share amounts)

Summary of realized gains (losses) by derivative type for the years ended December 31, 2019, 2018 and 2017:

	2019	2018	2017
Options:
Calls	$(15,424)	$59,693	$2,473
Caps	—	—	(1,203)
Puts	—	(26,491)	(7,634)

Total options	$(15,424)	$33,202	$(6,364)

Swaps:
Interest rate	$95,162	$(299,024)	$307,519
Credit	(3,099)	(14,288)	8,209
Total return	(611,814)	(205,341)	(1,443,432)

Total swaps	$(519,751)	$(518,653)	$(1,127,704)

Futures—net positions	535,875	(310,914)	60,205
Lehman settlements	106	537	1,195

Total realized gains (losses)	$806	$(795,828)	$(1,072,668)

The average estimated fair value of derivatives held for other than hedging purposes is presented in the following table for the years ended December 31, 2019 and 2018:

	Asset(1)		Liability(1)
	2019	2018	2019		2018
Derivative component of RSATs
Credit default swaps	$56,455	$55,387	$(9,504	) $	(6,341)
Interest rate swaps	3,225	1,650	—		8,598

(1)	Asset and liability classification is based on the positive (asset) or negative (liability) book/adjusted carrying value of each derivative.

The estimated fair value of derivatives held for other than hedging purposes is presented in the following table for the years ended December 31, 2019 and 2018:

	Asset(1)		Liability(1)
	2019	2018	2019	2018
Derivative component of RSATs
Credit default swaps	$59,599	$43,455	$(11,589)	$(1,309)
Interest rate swaps	3,972	2,188	—	—

Total	$63,571	$45,643	$(11,589)	$(1,309)

(1)	Asset and liability classification is based on the positive (asset) or negative (liability) book/adjusted carrying value of each derivative.

Transamerica Life Insurance Company

Notes to Financial Statements – Statutory Basis

(Dollars in Thousands, Except per Share amounts)

The net realized gains (losses) on the derivatives held for other than hedging purposes is presented in the following table for the years ended December 31, 2019, 2018 and 2017:

	2019	2018	2017
Derivative component of RSATs
Credit default swaps	$(3,099)	$(4,476)	$8,209
Interest rate swaps	—	(8,207)	(59,357)

Total	$(3,099)	$(12,683)	$(51,148)

As stated in Note 2, the Company replicates investment grade corporate bonds, sovereign debt, or commercial mortgage backed securities by writing credit default swaps. As a writer of credit swaps, the Company actively monitors the underlying asset, being careful to note any events (default or similar credit event) that would require the Company to perform on the credit swap. If such events would take place, a payment equal to the notional amount of the contract, less any potential recoveries as determined by the underlying agreement, will be made by the Company to the counterparty to the swap.

The following tables present the estimated fair value, maximum amount of future payments and weighted average years to maturity of written credit default swaps at December 31, 2019 and 2018:

		2019
Rating Agency Designation of Referenced Credit Obligations (1)	NAIC Designation	Estimated Fair Value of Credit Default Swaps	Maximum Amount of Future Payments under Credit Default Swaps	Weighted Average Years to Maturity (2)
AAA/AA/A	1
Single name credit default swaps (3)		$6,522	$441,000	1.9
Credit default swaps referencing indices		108	10,000	39.9

Subtotal		6,630	451,000	2.7

BBB	2
Single name credit default swaps (3)		41,004	1,781,035	1.8
Credit default swaps referencing indices		23,093	1,192,624	2.9

Subtotal		64,097	2,973,659	2.3

BB	3
Single name credit default swaps (3)		462	50,000	1.2

Subtotal		462	50,000	1.2

Total		$71,189	$3,474,659	2.3

(1)

The rating agency designations are based on availability and the blending of the applicable ratings among Moody’s Investors Service (“Moody’s”), Standard and Poor’s Rating Services (“S&P”), and Fitch Ratings. If no rating is available from a rating agency, then an internally derived rating is used.

(2)	The weighted average years to maturity of the credit default swaps is calculated based on weighted average notional amounts.
(3)	Includes corporate, foreign government and state entities.

Transamerica Life Insurance Company

Notes to Financial Statements – Statutory Basis

(Dollars in Thousands, Except per Share amounts)

		2018
Rating Agency Designation of Referenced Credit Obligations (1)	NAIC Designation	Estimated Fair Value of Credit Default Swaps	Maximum Amount of Future Payments under Credit Default Swaps	Weighted Average Years to Maturity (2)
AAA/AA/A	1
Single name credit default swaps (3)		$5,534	$468,085	2.6
Credit default swaps referencing indices		(109)	10,000	40.9

Subtotal		5,425	478,085	3.4

BBB	2
Single name credit default swaps (3)		32,228	1,905,450	2.7
Credit default swaps referencing indices		7,806	907,000	3.3

Subtotal		40,034	2,812,450	2.9

BB	3
Single name credit default swaps (3)		2,427	145,500	2.7

Subtotal		2,427	145,500	2.7

B	4
Single name credit default swaps (3)		(2,809)	27,000	2.7

Subtotal		(2,809)	27,000	2.7

CCC and lower	5
Single name credit default swaps (3)		(312)	5,000	1.0

Subtotal		(312)	5,000	1.0

Total		$44,765	$3,468,035	2.9

(1)

The rating agency designations are based on availability and the blending of the applicable ratings among Moody’s Investors Service (“Moody’s”), Standard and Poor’s Rating Services (“S&P”), and Fitch Ratings. If no rating is available from a rating agency, then an internally derived rating is used.

(2)	The weighted average years to maturity of the credit default swaps is calculated based on weighted average notional amounts.
(3)	Includes corporate, foreign government and state entities.

The Company may enter into credit default swaps to purchase credit protection on certain of the referenced credit obligations in the table above. At December 31, 2019, the maximum amounts of potential future recoveries available to offset the $3,474,659 from the table above were $0. At December 31, 2018, the maximum amounts of potential future recoveries available to offset the $3,468,035 from the table above were $0.

Transamerica Life Insurance Company

Notes to Financial Statements – Statutory Basis

(Dollars in Thousands, Except per Share amounts)

At December 31, 2019 and 2018, the Company’s outstanding derivative instruments, shown in notional or contract amounts and fair value, are summarized as follows:

	Contract or Notional Amount*		Fair Value
	2019	2018	2019	2018
Derivative assets:
Credit default swaps	$2,402,624	$2,509,467	$59,599	$52,360
Currency swaps	88,501	129,622	8,929	15,288
Equity futures	—	22	686	20,189
Equity swaps	209,341	3,706,430	55	281,457
Interest rate futures	—	38	—	20,639
Interest rate swaps	33,735	24,881,535	5,147	710,817
Options	21,196,796	23,094,442	311,739	996,427
Derivative liabilities:
Credit default swaps	1,446,000	1,318,568	(3,740)	(1,309)
Currency swaps	142,704	18,459	2,279	1,706
Equity futures	(12)	(1)	5,673	1,239
Equity swaps	4,823,034	145,269	211,606	16,890
Interest rate futures	—	(19)	—	6,999
Interest rate swaps	3,366,493	15,261,493	17,420	376,095
Options	(3,676,923)	(3,815,570)	151,696	344,808

*	Futures are presented in contract format. Swaps and options are presented in notional format.

Derivatives Hedging Variable Annuity Guarantees

The hedged obligation consists of guaranteed benefits on variable annuity contracts and resembles a long dated put option where claim payment is made whenever account value is less than a guaranteed amount, adjusted for applicable fees. Changes in interest rates impact the present value of future product cash flows (discount rate) as well as the value of investments comprising the account value to be assessed against the guarantee. Under this VM-21 compliant clearly defined hedging strategy (CDHS), interest rate risk may be hedged by a duration matched portfolio of interest sensitive derivatives such as treasury bond forwards, treasury futures, interest rate swaps, interest rate swaptions or treasury future options. The hedging strategy is unchanged from the prior reporting period, and the total return on the designated portfolio of derivatives has been highly effective in covering the interest rate risk (rho) of the hedged obligation. Hedge effectiveness is measured in accordance with the requirements outlined under SSAP 108 and entails assessment of the total return on the designated portfolio of derivatives against changes in the fair value of the hedged obligation due to interest rate movements on a cumulative basis.

Transamerica Life Insurance Company

Notes to Financial Statements – Statutory Basis

(Dollars in Thousands, Except per Share amounts)

Scheduled amortization for SSAP 108 derivatives as of December 31, 2019 is as follows:

Amortization Year	Deferred Assets	Deferred Liabilities
2020	$68,503	$18,702
2021	60,234	18,702
2022	39,808	18,702
2023	39,808	18,702
2024	39,808	18,702
2025	39,808	18,702
2026	29,176	18,702
2027	22,720	18,702
2028	17,393	18,702
2029	20,155	14,028

Total	$377,413	$182,346

As discussed in Note 2 and 3, the Company elected to adopt SSAP 108 effective July 1, 2019.

The following table is a reconciliation of the total deferred balance of SSAP 108 derivatives from the date of adoption through December 31, 2019. The beginning deferred balance was the deferral under a previous permitted practice described in Note 2.

1.	Total Deferred Balance, July 1, 2019	$189,601
2.	Current Year Amortization	19,002
3.	Current Year Deferred Recognition	(24,468)

4.	Ending Deferred Balance [1-(2+3)]	$195,067

The following tables provide information regarding SSAP 108 hedging instruments:

	12/31/2019	7/1/2019
Amortized cost	$(51)	$(53)
Fair value	$74,063	$447,385

	Net Investment Income	Realized Gain (Loss)	Unrealized Gain (Loss)	Total
Derivative performance	$23,639	$495,410	$(373,324)	$145,725

SSAP 108 Adjustments
Portion of the derivative performance attributed to natural offset	—	(184,385)	14,192	(170,193)
Deferred	(23,639)	(311,025)	359,132	24,468

Transamerica Life Insurance Company

Notes to Financial Statements – Statutory Basis

(Dollars in Thousands, Except per Share amounts)

Prior year fair value of hedged item	$(2,294,125)
Current year fair value of hedged item	(2,573,520)

Change in fair value attributable to interest rates	$(279,395)

Portion of the fair value change attributed to the hedged risk	$(232,394)

Restricted Assets

The following tables show the pledged or restricted assets as of December 31, 2019 and 2018, respectively:

	Gross Restricted (Admitted & Nonadmitted) 2019
Restricted Asset Category	Total General Account (G/A)	G/A Supporting Separate Account (S/A)	Total S/A Restricted Assets	S/A Assets Supporting G/A Activity	Total
Collateral held under security lending agreements	$1,246,827	$—	$—	$—	$1,246,827
Subject to repurchase agreements	113,025	—	—	—	113,025
Subject to dollar repurchase agreements	550,333	—	—	—	550,333
FHLB capital stock	42,800	—	—	—	42,800
On deposit with states	43,813	—	—	—	43,813
Pledged as collateral to FHLB (including assets backing funding agreements)	1,259,059	—	—	—	1,259,059
Pledged as collateral not captured in other categories	736,696	—	—	—	736,696
Other restricted assets	1,170,136	—	—	—	1,170,136

Total restricted assets	$5,162,689	$—	$—	$—	$5,162,689

	Gross (Admitted & Nonadmitted) Restricted				Percentage
Restricted Asset Category	Total From Prior Year (2018)	Increase/ (Decrease)	Total Nonadmitted Restricted	Total Admitted Restricted	Gross (Admitted & Nonadmitted) Restricted to Total Assets	Admitted Restricted to Total Admitted Assets
Collateral held under security lending agreements	$1,842,557	$(595,730)	$—	$1,246,827	0.96%	0.96%
Subject to repurchase agreements	205,405	(92,380)	—	113,025	0.09%	0.09%
Subject to dollar repurchase agreements	371,260	179,073	—	550,333	0.42%	0.42%
FHLB capital stock	133,400	(90,600)	—	42,800	0.03%	0.03%
On deposit with states	43,908	(95)	—	43,813	0.03%	0.03%
Pledged as collateral to FHLB (including assets backing funding agreements)	4,405,503	(3,146,444)	—	1,259,059	0.97%	0.97%
Pledged as collateral not captured in other categories	687,891	48,805	—	736,696	0.56%	0.56%
Other restricted assets	1,172,934	(2,798)	—	1,170,136	0.90%	0.90%

Total restricted assets	$8,862,858	$(3,700,169)	$—	$5,162,689	3.96%	3.96%

The amounts reported as other restricted assets in the table above represent assets held in trust related to reinsurance.

Transamerica Life Insurance Company

Notes to Financial Statements – Statutory Basis

(Dollars in Thousands, Except per Share amounts)

The following tables show the pledged or restricted assets in other categories as of December 31, 2019 and 2018, respectively:

	Gross (Admitted & Nonadmitted) Restricted 2019
Description of Assets	Total General Account (G/A)	G/A Supporting S/A Activity	Total Separate Account (S/A) Restricted Assets	S/A Assets Supporting G/A Activity	Total
Derivatives	$728,018	$—	$—	$—	$728,018
Secured funding agreements	6,357	—	—	—	6,357
AMBAC	2,321	—	—	—	2,321

Total	$736,696	$—	$—	$—	$736,696

	Gross (Admitted & Nonadmitted) Restricted			Percentage
Description of Assets	Total From Prior Year (2018)	Increase/ (Decrease)	Total Current Year Admitted Restricted	Gross (Admitted & Nonadmitted) Restricted to Total Assets	Admitted Restricted to Total Admitted Assets
Derivatives	$638,025	$89,993	$728,018	0.56%	0.56%
Secured funding agreements	46,723	(40,366)	6,357	0.00%	0.00%
AMBAC	3,143	(822)	2,321	0.00%	0.00%

Total	$687,891	$48,805	$736,696	0.56%	0.56%

The following tables show the collateral received and reflected as assets within the financial statements as of December 31, 2019 and 2018:

2019
Collateral Assets	Carrying Value	Fair Value	Total Assets (Admitted and Nonadmitted)	% of CV to Total Admitted Assets
Cash	$898,267	$898,267	2.02%	2.02%
Securities lending collateral assets	1,246,827	1,246,827	2.80	2.80
Other	35,199	35,199	0.08	0.08

Total collateral assets	$2,180,293	$2,180,293	4.90%	4.90%

	Amount	% of Liability to Total Liabilities
Recognized obligation to return collateral asset	$2,181,672	5.75%

Transamerica Life Insurance Company

Notes to Financial Statements – Statutory Basis

(Dollars in Thousands, Except per Share amounts)

2018
Collateral Assets	Carrying Value	Fair Value	Total Assets (Admitted and Nonadmitted)	% of CV to Total Admitted Assets
Cash	$1,453,892	$1,453,892	3.05%	3.06%
Securities lending collateral assets	1,835,122	1,835,122	3.85	3.87
Other	5,999	5,999	0.01	0.01

Total collateral assets	$3,295,013	$3,295,013	6.91%	6.94%

	Amount	% of Liability to Total Liabilities
Recognized obligation to return collateral asset	$3,296,139	8.01%

Net Investment Income

Detail of net investment income is presented below:

	Year Ended December 31
	2019	2018	2017
Income:
Bonds	$1,185,232	$1,276,258	$1,660,465
Preferred stocks	6,230	8,251	6,160
Common stocks	143,184	100,616	214,463
Mortgage loans on real estate	226,766	204,434	245,562
Real estate	21,899	20,190	20,862
Policy loans	67,366	69,773	72,733
Cash, cash equivalents and short-term investments	59,292	39,557	24,772
Derivatives	16,562	32,673	82,507
Other invested assets	49,846	73,164	295,840

Gross investment income	1,776,377	1,824,916	2,623,364
Less: investment expenses	171,238	205,794	172,388

Net investment income before amortization of IMR	1,605,139	1,619,122	2,450,976
Amortization of IMR	39,186	48,050	65,306

Net investment income	$1,644,325	$1,667,172	$2,516,282

Transamerica Life Insurance Company

Notes to Financial Statements – Statutory Basis

(Dollars in Thousands, Except per Share amounts)

Realized Capital Gains (Losses)

Net realized capital gains (losses) on investments, including OTTI, are summarized below:

		Realized
	Year Ended December 31
	2019	2018	2017
Bonds	$62,739	$(135,605)	$2,204,142
Preferred stocks	1,933	1,539	535
Common stocks	25,384	(3,690)	(1,978)
Mortgage loans on real estate	388	(25,696)	93,149
Real estate	5,756	5,104	(4,101)
Cash, cash equivalents and short-term investments	239	(51)	(202)
Derivatives	311,724	(796,365)	(1,073,863)
Variable annuity reserve hedge offset	(159,833)	—	—
Other invested assets	82,951	113,854	118,984

Change in realized capital gains (losses), before taxes	331,281	(840,910)	1,336,666
Federal income tax effect	(43,047)	4,006	(197,937)
Transfer from (to) interest maintenance reserve	(47,710)	122,772	(1,713,779)

Net realized capital gains (losses) on investments	$240,524	$(714,132)	$(575,050)

Unrealized Capital Gains (Losses)

The changes in net unrealized capital gains and losses on investments, including the changes in net unrealized foreign capital gains and losses were as follows:

	Change in Unrealized
	Year Ended December 31
	2019	2018	2017
Bonds	$48,719	$34,184	$65,937
Preferred stocks	(2,504)	(859)	(564)
Common stocks	5,052	1,874	1,468
Affiliated entities	447,273	157,530	398,521
Mortgage loans on real estate	—	26,618	(25,197)
Cash equivalents and short-term investments	(31)	145	6
Derivatives	(761,219)	1,093,543	(66,675)
Other invested assets	18,228	32,164	182,596

Change in unrealized capital gains (losses), before taxes	(244,482)	1,345,199	556,092
Taxes on unrealized capital gains (losses)	(82,980)	(54,824)	123,327

Change in unrealized capital gains (losses), net of tax	$(327,462)	$1,290,375	$679,419

Transamerica Life Insurance Company

Notes to Financial Statements – Statutory Basis

(Dollars in Thousands, Except per Share amounts)

6. Premium and Annuity Considerations Deferred and Uncollected

Deferred and uncollected life premium and annuity considerations, net of reinsurance, at December 31, 2019 and 2018 were as follows:

	2019		2018
	Gross	Net of Loading	Gross	Net of Loading
Life and annuity:
Ordinary first-year business	$1,003	$168	$1,077	$173
Ordinary renewal business	278,922	256,376	94,286	84,273
Group life direct business	17,843	9,477	16,474	7,911
Credit direct business	9	9	13	13

	$297,777	$266,030	$111,850	$92,370

7. Policy and Contract Attributes

Insurance Liabilities

Policy reserves, deposit-type contracts and policy claims at December 31, 2019 and 2018 were as follows:

	Year Ended December 31
	2019	2018
Life insurance reserves	$11,472,311	$12,368,680
Annuity reserves and supplementary contracts with life contingencies	14,094,715	14,244,431
Accident and health reserves (including long term care)	670,910	681,838

Total policy reserves	$26,237,936	$27,294,949
Deposit-type contracts	591,570	967,757
Policy claims	479,226	527,901

Total policy reserves, deposit-type contracts and claim liabilities	$27,308,732	$28,790,607

Life Insurance Reserves

The aggregate policy reserves for life insurance policies are based upon the 1941, 1958, 1980, 2001 and 2017 Commissioner’s Standard Ordinary Mortality and American Experience Mortality Tables. The reserves are calculated using interest rates ranging from 2.00 to 6.00 percent and are computed principally on the Net Level Premium Valuation and the Commissioner’s Reserve Valuation Method. Reserves for universal life policies are based on account balances adjusted for the Commissioner’s Reserve Valuation Method or Actuarial Guideline XXXVIII. Effective July 1, 2017, term insurance issued follows Valuation Manual section 20 (VM-20) reserve requirements.

Tabular interest, tabular less actual reserves released and tabular cost have been determined by formula.

Transamerica Life Insurance Company

Notes to Financial Statements – Statutory Basis

(Dollars in Thousands, Except per Share amounts)

The Company waives deduction of deferred fractional premiums upon death of the insured and returns any portion of the final premium for periods beyond the date of death. Additional premiums are charged or additional mortality charges are assessed for policies issued on substandard lives according to underwriting classification. Effective July 1, 2017, for substandard term insurance policies, per VM-20 requirements, the substandard rating is applied to the reserve mortality. For certain flexible premium and fixed premium universal life insurance products, reserves are calculated utilizing the Commissioner’s Reserve Valuation Method for universal life policies and recognizing any substandard ratings.

As of December 31, 2019 and 2018, the Company had insurance in force aggregating $59,712,049 and $78,179,488, respectively, in which the gross premiums are less than the net premiums required by the valuation standards established by the IID. The Company established policy reserves of $1,608,260 and $1,667,131 to cover these deficiencies as of December 31, 2019 and 2018, respectively.

Participating life insurance policies were issued by the Company in prior years which entitle policyholders to a share in the earnings of the participating policies, provided that a dividend distribution, which is determined annually based on mortality and persistency experience of the participating policies, is authorized by the Company. Participating insurance constituted less than 0.05% of ordinary life insurance in force at December 31, 2019 and 2018.

Annuity Reserves and Supplementary Contracts Involving Life Contingencies

Deferred annuity reserves are calculated according to the Commissioner’s Annuity Reserve Valuation Method including excess interest reserves to cover situations where the future interest guarantees plus the decrease in surrender charges are in excess of the maximum valuation rates of interest.

Reserves for immediate annuities and supplementary contracts with and without life contingencies are equal to the present value of future payments assuming interest rates ranging from 2.25 to 11.25 percent and mortality rates, where appropriate, from a variety of tables.

Annuity reserves also include GICs and funding agreements classified as life-type contracts as defined in SSAP No. 50, Classifications of Insurance or Managed Care Contracts. These liabilities have annuitization options at guaranteed rates and consist of floating interest rate and fixed interest rate contracts. The contract reserves are carried at the greater of the account balance or the value as determined for an annuity with cash settlement option, on a change in fund basis, according to the Commissioner’s Annuity Reserve Valuation Method.

For variable annuities with guaranteed living benefits and variable annuities with minimum guaranteed death benefits the Company complies with VM-21. VM-21 specifies statutory reserve requirements for variable annuity contracts with benefit guarantees (VACARVM) and without benefit guarantees and related products. The VM-21 reserve calculation covers all variable annuity products. Examples of covered guaranteed benefits include guaranteed minimum accumulation benefits, return of premium death benefits, guaranteed minimum income benefits, guaranteed minimum withdrawal benefits and guaranteed payout annuity floors. The aggregate reserve for contracts falling within the scope of VM-21 is equal to the stochastic reserves plus the additional standard projection amount.

Transamerica Life Insurance Company

Notes to Financial Statements – Statutory Basis

(Dollars in Thousands, Except per Share amounts)

Both the stochastic reserves and the standard projection are determined as the conditional tail expectation (CTE)-70 of the scenario reserves. To determine the CTE-70 values, the Company used 1,000 of the pre-packaged scenarios developed by the American Academy of Actuaries (AAA) and Society of Actuaries. The stochastic reserves uses prudent estimate assumptions based on Company experience, while the standard projection uses the assumptions prescribed in VM-21 for determining the additional standard projection amount.

Accident and Health Liabilities

Accident and health policy reserves are equal to the greater of the gross unearned premiums or any required mid-terminal reserves plus net unearned premiums and the present value of amounts not yet due on both reported and unreported claims.

At December 31, 2019 and 2018, the Company had no premium deficiency reserve related to accident and health policies.

For indeterminate premium products, a full schedule of current and anticipated premium rates is developed at the point of issue. Premium rate adjustments are considered when anticipated future experience foretells deviations from the original profit standards. The source of deviation (mortality, persistency, expense, etc.) is an important consideration in the re-rating decision as well as the potential effect of a rate change on the future experience of the existing block of business.

Liabilities for losses and loss/claim adjustment expenses for accident and health contracts are estimated using statistical claim development models to develop best estimates of liabilities for medical expense business and using tabular reserves employing mortality/morbidity tables and discount rates meeting minimum regulatory requirements for other business. Unpaid claims include amounts for losses and related adjustment expenses and are estimates of the ultimate net costs of all losses, reported and unreported. These estimates are subject to the impact of future changes in claim severity, frequency and other factors.

Transamerica Life Insurance Company

Notes to Financial Statements – Statutory Basis

(Dollars in Thousands, Except per Share amounts)

Activity in the liability for unpaid claims and related processing costs net of reinsurance is summarized as follows:

	Unpaid Claims Liability Beginning of Year	Claims Incurred	Claims Paid	Unpaid Claims Liability End of Year
Year ended December 31, 2019
2019	$—	$276,850	$201,741	$75,109
2018 and prior	135,241	2,690	86,381	51,550

	135,241	$279,540	$288,122	126,659

Active life reserve	$632,180			$623,147

Total accident and health reserves	$767,421			$749,806

	Unpaid Claims Liability Beginning of Year	Claims Incurred	Claims Paid	Unpaid Claims Liability End of Year
Year ended December 31, 2018
2018	$—	$308,983	$225,500	$83,483
2017 and prior	157,201	(21,859)	83,584	51,758

	157,201	$287,124	$309,084	135,241

Active life reserve	$657,543			$632,180

Total accident and health reserves	$814,744			$767,421

The change in the Company’s unpaid claims reserve was $2,690 and ($21,859) for the years ended December 31, 2019 and 2018, respectively, for health claims that were incurred prior to those balance sheets dates. The change in 2019 was in normal range. The change in 2018 resulted primarily from variances in the estimated frequency of claims and claim severity.

Activity in the liability for unpaid claims adjustment expense is summarized as follows:

	Liability Beginning of Year	Incurred	Paid	Liability End of Year
Year ended December 31, 2019
2019	$—	$17,934	$17,219	$715
2018 and prior	3,091	(1,017)	1,584	490

	$3,091	$16,917	$18,803	$1,205

Year ended December 31, 2018
2018	$—	$16,859	$14,951	$1,908
2017 and prior	3,279	(325)	1,771	1,183

	$ 3,279	$16,534	$ 16,722	$ 3,091

Transamerica Life Insurance Company

Notes to Financial Statements – Statutory Basis

(Dollars in Thousands, Except per Share amounts)

The Company did not increase or decrease the claim adjustment expense provision for insured events of prior years during 2019.

Deposit-type Contracts

Tabular interest on funds not involving life contingencies has been determined primarily by formula.

The Company issues certain funding agreements with well-defined class-based annuity purchase rates defining either specific or maximum purchase rate guarantees. However, these funding agreements are not issued to or for the benefit of an identifiable individual or group of individuals. These contracts are classified as deposit-type contracts in accordance with SSAP No. 50.

Withdrawal Characteristics of Annuity Reserves and Deposit Funds

A portion of the Company’s policy reserves and other policyholders’ funds (including separate account liabilities) relates to liabilities established on a variety of the Company’s annuity, deposit fund and life products. There may be certain restrictions placed upon the amount of funds that can be withdrawn without penalty. The amount of reserves on annuity and deposit fund products, by withdrawal characteristics, is summarized as follows:

	December 31 2019
Individual Annuities:	General Account	Separate Account with Guarantees	Separate Account Non- Guaranteed	Total	Percent
Subject to discretionary withdrawal with adjustment:
With fair value adjustment	$541,753	$561	$—	$542,314	1%
At book value less surrender charge of 5% or more	907,255	—	—	907,255	1
At fair value	3,842	—	49,151,231	49,155,073	80

Total with adjustment or at fair value	1,452,850	561	49,151,231	50,604,642	82
At book value without adjustment (minimal or no charge or adjustment)	7,800,086	—	—	7,800,086	13
Not subject to discretionary withdrawal provision	2,498,084	—	264,646	2,762,730	5

Total individual annuity reserves	11,751,020	561	49,415,877	61,167,458	100%

Less reinsurance ceded	2,833,026	—	—	2,833,026

Net individual annuities reserves	$8,917,994	$561	$49,415,877	$58,334,432

Amount included in book value less surrender charge above that will move to book value without adjustment in the year after the statement date	8	—	—	8

Transamerica Life Insurance Company

Notes to Financial Statements – Statutory Basis

(Dollars in Thousands, Except per Share amounts)

	December 31 2019
Group Annuities:	General Account	Separate Account with Guarantees	Separate Account Non- Guaranteed	Total	Percent
Subject to discretionary withdrawal with adjustment:
With fair value adjustment	$1,107,433	$18,568	$—	$1,126,001	3%
At book value less surrender charge of 5% or more	235	—	—	235	—
At fair value	—	—	29,101,801	29,101,801	84

Total with adjustment or at fair value	1,107,668	18,568	29,101,801	30,228,037	87
At book value without adjustment (minimal or no charge or adjustment)	2,475,633	—	—	2,475,633	7
Not subject to discretionary withdrawal provision	2,189,501	—	38,174	2,227,675	6

Total group annuities reserves	5,772,802	18,568	29,139,975	34,931,345	100%

Less reinsurance ceded	377,165	—	—	377,165

Net group annuities reserves	$5,395,637	$18,568	$29,139,975	$34,554,180

Amount included in book value less surrender charge above that will move to book value without adjustment in the year after the statement date	—	—	—	—

	December 31 2019
Deposit-type contracts (no life contingencies):	General Account	Separate Account with Guarantees	Separate Account Non- Guaranteed	Total	Percent
Subject to discretionary withdrawal with adjustment:
With fair value adjustment	$4,789	$—	$—	$4,789	1%
At book value less surrender charge of 5% or more	—	—	—	—	—
At fair value	—	—	—	—	—

Total with adjustment or at fair value	4,789	—	—	4,789	1
At book value without adjustment (minimal or no charge or adjustment)	775	—	—	775	—
Not subject to discretionary withdrawal provision	375,756	48,782	9,686	434,224	99

Total deposit-type contracts	381,320	48,782	9,686	439,788	100%

Less reinsurance ceded	8,666	—	—	8,666

Net deposit-type contracts	$372,654	$48,782	$9,686	$431,122

Amount included in book value less surrender charge above that will move to book value without adjustment in the year after the statement date	—	—	—	—

Transamerica Life Insurance Company

Notes to Financial Statements – Statutory Basis

(Dollars in Thousands, Except per Share amounts)

Reconcililation to the Annual Statement:	Amount
Life & Accident & Health Annual Statement:
Exhibit 5, Annuities section, total (net)	$13,457,795
Exhibit 5, Supp contracts with life contingencies section, total (net)	636,920
Exhibit 7, Deposit-type contracts, net balance at the end of the current year after reinsurance	591,570

Subtotal	14,686,285
Separate Accounts Annual Statement:
Exhibit 3, Annuities section, total	78,311,341
Exhibit 3, Supp contracts with life contingencies section, total	263,640
Other contract deposit funds	58,468

Subtotal	78,633,449

Combined total	$93,319,734

	December 31 2018
Individual Annuities:	General Account	Separate Account with Guarantees	Separate Account Non- Guaranteed	Total	Percent
Subject to discretionary withdrawal with adjustment:
With fair value adjustment	$528,969	$1,279	$—	$530,248	1%
At book value less surrender charge of 5% or more	501,977	—	—	501,977	1
At fair value	97,877	—	44,202,566	44,300,443	77

Total with adjustment or at fair value	1,128,823	1,279	44,202,566	45,332,668	79
At book value without adjustment (minimal or no charge or adjustment)	8,701,240	—	—	8,701,240	15
Not subject to discretionary withdrawal provision	3,209,969	—	214,506	3,424,475	6

Total individual annuity reserves	13,040,032	1,279	44,417,072	57,458,383	100%

Less reinsurance ceded	2,819,439	—	—	2,819,439

Net individual annuity reserves	$10,220,593	$1,279	$44,417,072	$54,638,944

Amount included in book value less surrender charge above that will move to book value without adjustment in the year after the statement date	—	—	—	—

Transamerica Life Insurance Company

Notes to Financial Statements – Statutory Basis

(Dollars in Thousands, Except per Share amounts)

	December 31 2018
Group Annuities:	General Account	Separate Account with Guarantees	Separate Account Non- Guaranteed	Total	Percent
Subject to discretionary withdrawal with adjustment:
With fair value adjustment	$653,206	$25,742	$—	$678,948	2%
At book value less surrender charge of 5% or more	127	—	—	127	—
At fair value	—	—	25,390,084	25,390,084	82

Total with adjustment or at fair value	653,333	25,742	25,390,084	26,069,159	84
At book value without adjustment (minimal or no charge or adjustment)	2,543,431	—	—	2,543,431	8
Not subject to discretionary withdrawal provision	2,273,676	—	31,585	2,305,261	8

Total group annuity reserves	5,470,440	25,742	25,421,669	30,917,851	100%

Less reinsurance ceded	398,265	—	—	398,265

Net group annuity reserves	$5,072,175	$25,742	$25,421,669	$30,519,586

Amount included in book value less surrender charge above that will move to book value without adjustment in the year after the statement date	—	—	—	—

	December 31 2018
Deposit-type contracts (no life contingencies):	General Account	Separate Account with Guarantees	Separate Account Non- Guaranteed	Total	Percent
Subject to discretionary withdrawal with adjustment:
With fair value adjustment	$4,718	$—	$—	$4,718	1%
At book value less surrender charge of 5% or more	—	—	—	—	—
At fair value	—	—	—	—	—

Total with adjustment or at fair value	4,718	—	—	4,718	1
At book value without adjustment (minimal or no charge or adjustment)	761	—	—	761	—
Not subject to discretionary withdrawal provision	731,816	38,792	8,286	778,894	99

Total deposit-type contracts	737,295	38,792	8,286	784,373	100%

Less reinsurance ceded	8,174	—	—	8,174

Net deposit-type contracts	$729,121	$38,792	$8,286	$776,199

Amount included in book value less surrender charge above that will move to book value without adjustment in the year after the statement date	—	—	—	—

Transamerica Life Insurance Company

Notes to Financial Statements – Statutory Basis

(Dollars in Thousands, Except per Share amounts)

Amount
Reconcililation to the Annual Statement:
Life & Accident & Health Annual Statement:
Exhibit 5, Annuities section, total (net)	$14,401,938
Exhibit 5, Supp contracts with life contingencies section, total (net)	652,194
Exhibit 7, Deposit-type contracts, net balance at the end of the current year after reinsurance	967,757

Subtotal	16,021,889
Separate Accounts Annual Statement:
Exhibit 3, Annuities section, total	69,652,375
Exhibit 3, Supp contracts with life contingencies section, total	213,387
Other contract deposit funds	47,078

Subtotal	69,912,840

Combined total	$85,934,729

The amount of reserves on life products, by withdrawal characteristics, is summarized as follows:

	December 31 2019
	General Account			Separate Account—Guaranteed and Nonguaranteed
	Account Value	Cash Value	Reserve	Account Value	Cash Value	Reserve
Subject to discretionary withdrawal, surrender values, or policy loans:
Term policies with cash value	$127,240	$174,114	$294,514	$—	$—	$—
Universal life	8,928,502	8,652,284	12,290,308	—	—	—
Universal life with secondary guarantees	3,583,462	3,496,533	8,994,292	—	—	—
Indexed universal life with secondary guarantees	138,016	98,875	127,312	—	—	—
Other permanent cash value life insurance	272,553	1,009,143	1,542,059	—	—	—
Variable universal life	42,258	41,415	924,560	4,151,215	4,149,688	5,473,280
Not subject to discretionary withdrawal or no cash values
Term policies without cash value	—	—	7,946,544	—	—	—
Accidental death benefits	—	—	36,530	—	—	—
Disability- active lives	—	—	31,521	—	—	—
Disability- disabled lives	—	—	55,431	—	—	—
Miscellaneous reserves	—	—	2,244,758	—	—	—

Total (gross)	13,092,031	13,472,364	34,487,829	4,151,215	4,149,688	5,473,280
Reinsurance ceded	4,155,647	4,155,691	23,015,518	—	—	—

Total (net)	$8,936,384	$9,316,673	$11,472,311	$4,151,215	$4,149,688	$5,473,280

Reconcililation to the Annual Statement:	Amount
Life & Accident & Health Annual Statement:
Exhibit 5, Life insurance section, total (net)	$10,549,729
Exhibit 5, Accidental death benefits section total (net)	8,050
Exhibit 5, Disability—active lives section, total (net)	7,441
Exhibit 5, Disability—disabled lives section, total (net)	38,391
Exhibit 5, Miscellaneous reserves section, total (net)	868,700

Subtotal	11,472,311
Separate Accounts Annual Statement:
Exhibit 3, Life insurance section, total	5,473,280

Subtotal	5,473,280

Combined total	$16,945,591

Transamerica Life Insurance Company

Notes to Financial Statements – Statutory Basis

(Dollars in Thousands, Except per Share amounts)

	December 31 2018
	General Account			Separate Account—Guaranteed and Nonguaranteed
	Account Value	Cash Value	Reserve	Account Value	Cash Value	Reserve
Subject to discretionary withdrawal, surrender values, or policy loans:
Term policies with cash value	$119,933	$164,337	$278,907	$—	$—	$—
Universal life	8,754,568	8,450,724	12,226,647	—	—	—
Universal life with secondary guarantees	3,675,642	3,595,227	8,938,774	—	—	—
Indexed universal life with secondary guarantees	128,144	83,151	117,301	—	—	—
Other permanent cash value life insurance	262,629	1,033,222	1,574,909	—	—	—
Variable universal life	46,724	45,526	983,103	3,882,674	3,880,143	5,068,091
Not subject to discretionary withdrawal or no cash values
Term policies without cash value	—	—	7,708,101	—	—	—
Accidental death benefits	—	—	37,849	—	—	—
Disability- active lives	—	—	32,726	—	—	—
Disability- disabled lives	—	—	57,672	—	—	—
Miscellaneous reserves	—	—	2,139,264	—	—	—

Total (gross)	12,987,640	13,372,187	34,095,253	3,882,674	3,880,143	5,068,091
Reinsurance ceded	4,106,880	4,106,881	22,536,273	—	—	—

Total (net)	$8,880,760	$9,265,306	$11,558,980	$3,882,674	$3,880,143	$5,068,091

Reconcililation to the Annual Statement:	Amount
Life & Accident & Health Annual Statement:
Exhibit 5, Life insurance section, total (net)	$10,812,154
Exhibit 5, Accidental death benefits section total (net)	7,954
Exhibit 5, Disability—active lives section, total (net)	8,226
Exhibit 5, Disability—disabled lives section, total (net)	40,261
Exhibit 5, Miscellaneous reserves section, total (net)	1,500,085

Subtotal	12,368,680
Separate Accounts Annual Statement:
Exhibit 3, Life insurance section, total	5,068,091

Subtotal	5,068,091

Combined total	$17,436,771

Separate Accounts

Certain separate and variable accounts held by the Company relate to individual variable life insurance policies. The benefits provided on the policies are determined by the performance and/or fair value of the investments held in the separate account. The net investment experience of the separate account is credited directly to the policyholder and can be positive or negative. The assets of these separate accounts are carried at fair value. The life insurance policies typically provide a guaranteed minimum death benefit.

Certain separate accounts held by the Company represent funds which are administered for pension plans. The assets consist primarily of fixed maturities and equity securities and are carried at fair value. The Company provides a minimum guaranteed return to policyholders of certain separate accounts. Certain other separate accounts do not have any minimum guarantees and the investment risks associated with fair value changes are borne entirely by the policyholder.

Transamerica Life Insurance Company

Notes to Financial Statements – Statutory Basis

(Dollars in Thousands, Except per Share amounts)

Information regarding the separate accounts of the Company as of and for the years ended December 31, 2019, 2018 and 2017 is as follows:

	Guaranteed Indexed	Nonindexed Guarantee Less Than or Equal to 4%	Nonindexed Guarantee Greater Than 4%	Nonguaranteed Separate Accounts	Total
Premiums, deposits and other considerations for the year ended December 31, 2019	$—	$—	$11,868	$8,778,459	$8,790,327

Reserves for separate accounts as of December 31, 2019 with assets at:
Fair value	$—	$49,425	$18,485	$83,386,230	$83,454,140
Amortized cost	—	652,587	—	—	652,587

Total as of December 31, 2019	$—	$702,012	$18,485	$83,386,230	$84,106,727

Reserves for separate accounts by withdrawal characteristics as of
December 31, 2019:
With fair value adjustment	$—	$19,128	$—	$—	$19,128
At fair value	—	—	—	83,073,724	83,073,724
At book value without fair value adjustment and with current surrender charge of less than 5%	—	652,587	—	—	652,587

Subtotal	—	671,715	—	83,073,724	83,745,439
Not subject to discretionary withdrawal	—	30,297	18,485	312,506	361,288

Total separate account reserve liabilities at December 31, 2019	$—	$702,012	$18,485	$83,386,230	$84,106,727

	Guaranteed Indexed	Nonindexed Guarantee Less Than or Equal to 4%	Nonindexed Guarantee Greater Than 4%	Nonguaranteed Separate Accounts	Total
Premiums, deposits and other considerations for the year ended December 31, 2018	$—	$—	$11,732	$8,859,114	$8,870,846

Reserves for separate accounts as of December 31, 2018 with assets at:
Fair value	$—	$51,005	$14,808	$74,268,245	$74,334,058
Amortized cost	—	646,872	—	—	646,872

Total as of December 31, 2018	$—	$697,877	$14,808	$74,268,245	$74,980,930

By withdrawal characteristics:
Reserves for separate accounts by withdrawal characteristics as of
December 31, 2018:
With fair value adjustment	$—	$27,021	$—	$—	$27,021
At fair value	—	—	—	74,013,868	74,013,868
At book value without fair value adjustment and with current surrender charge of less than 5%	—	646,872	—	—	646,872

Subtotal	—	673,893	—	74,013,868	74,687,761
Not subject to discretionary withdrawal	—	23,984	14,808	254,377	293,169

Total separate account reserve liabilities at December 31, 2018	$—	$697,877	$14,808	$74,268,245	$74,980,930

Transamerica Life Insurance Company

Notes to Financial Statements – Statutory Basis

(Dollars in Thousands, Except per Share amounts)

	Guaranteed Indexed	Nonindexed Guarantee Less Than or Equal to 4%	Nonindexed Guarantee Greater Than 4%	Nonguaranteed Separate Accounts	Total
Premiums, deposits and other considerations for the year ended December 31, 2017	$—	$80	$10,782	$8,536,011	$8,546,873

Reserves for separate accounts as of December 31, 2017 with assets at:
Fair value	$—	$57,965	$19,569	$83,794,485	$83,872,019
Amortized cost	—	633,003	—	—	633,003

Total as of December 31, 2017	$—	$690,968	$19,569	$83,794,485	$84,505,022

Reserves for separate accounts by withdrawal characteristics as of December 31, 2017:
With fair value adjustment	$—	$32,619$	—	$—	$32,619
At fair value	—	—	—	83,719,277	83,719,277
At book value without fair value adjustment and with current surrender charge of less than 5%	—	633,003	—	—	633,003

Subtotal	—	665,622	—	83,719,277	84,384,899
Not subject to discretionary withdrawal	—	25,346	19,569	75,208	120,123

Total separate account reserve liabilities at December 31, 2017	$—	$690,968	$19,569	$83,794,485	$84,505,022

A reconciliation of the amounts transferred to and from the Company’s separate accounts is presented below:

	Year Ended December 31
	2019	2018	2017
Transfer as reported in the summary of operations of the separate accounts statement:
Transfers to separate accounts	$9,249,559	$9,208,119	$8,751,721
Transfers from separate accounts	(12,987,554)	(13,130,804)	(11,815,503)

Net transfers from separate accounts	(3,737,995)	(3,922,685)	(3,063,782)
Miscellaneous reconciling adjustments	(130,622)	(152,560)	444,099

Net transfers as reported in the summary of operations of the life, accident and health annual statement	$(3,868,617)	$(4,075,245)	$(2,619,683)

Transamerica Life Insurance Company

Notes to Financial Statements – Statutory Basis

(Dollars in Thousands, Except per Share amounts)

The legal insulation of separate account assets prevents such assets from being generally available to satisfy claims resulting from the general account. At December 31, 2019 and 2018, the Company’s separate account statement included legally insulated assets of $85,698,798 and $76,754,148, respectively. The assets legally insulated from general account claims at December 31, 2019 and 2018 are attributed to the following products:

	2019	2018
Group annuities	$27,466,046	$23,941,313
Variable annuities	52,062,801	46,955,172
Fixed universal life	684,149	695,569
Variable universal life	4,124,798	3,737,005
Variable life	1,338,413	1,409,360
Modified separate accounts	9,646	4,813
Registered market value annuity product—SPL	12,945	10,916

Total separate account assets	$85,698,798	$76,754,148

At December 31, 2019 and 2018, the Company held separate account assets not legally insulated from the general account in the amount of $21,891 and $29,244, respectively, related to variable annuity products.

Some separate account liabilities are guaranteed by the general account. In accordance with the guarantees provided, if the investment proceeds are insufficient to cover the rate of return guaranteed for the product, the policyholder proceeds will be remitted by the general account. To compensate the general account for the risk taken, the separate account paid risk charges of $542,322, $538,628, $525,773, $504,689, and $456,558, to the general account in 2019, 2018, 2017, 2016, and 2015, respectively. During the years ended December 31, 2019, 2018, 2017, 2016, and 2015 the general account of the Company had paid $73,992, $68,367, $69,207, $103,800, and $250,471 respectively, toward separate account guarantees.

At December 31, 2019 and 2018, the Company reported guaranteed separate account assets at amortized cost in the amount of $653,181 and $643,109, respectively, based upon the prescribed practice granted by the State of Iowa as described in Note 2. These assets had a fair value of $719,048 and $679,964 at December 31, 2019 and 2018, respectively, which would have resulted in an unrealized gain of $65,867 and $36,855, respectively, had these assets been reported at fair value.

The Company does not participate in securities lending transactions within the separate account.

8. Reinsurance

Certain premiums and benefits are assumed from and ceded to other insurance companies under various reinsurance agreements. The Company reinsures portions of the risk on certain insurance policies which exceed its established limits, thereby providing a greater diversification of risk and minimizing exposure on larger risks. The Company remains contingently liable with respect to any insurance ceded, and this would become an actual liability in the event that the assuming insurance company became unable to meet its obligation under the reinsurance treaty.

Transamerica Life Insurance Company

Notes to Financial Statements – Statutory Basis

(Dollars in Thousands, Except per Share amounts)

Premiums earned reflect the following reinsurance amounts:

	Year Ended December 31
	2019	2018	2017
Direct premiums	$14,573,402	$13,848,720	$13,209,093
Reinsurance assumed—non affiliates	1,225,065	1,268,615	1,351,628
Reinsurance assumed—affiliates	106,627	125,367	325,332
Reinsurance ceded—non affiliates	(2,436,179)	(3,044,184)	(15,104,247)
Reinsurance ceded—affiliates	(1,322,809)	(1,385,000)	(3,295,974)

Net premiums earned	$12,146,106	$10,813,518	$(3,514,168)

The Company received reinsurance recoveries in the amount of $3,943,015, $3,729,097 and $3,736,461, during 2019, 2018 and 2017, respectively. At December 31, 2019 and 2018, estimated amounts recoverable from reinsurers that have been deducted from policy and contract claim reserves totaled $1,146,686 and $1,061,987. The aggregate reserves for policies and contracts were reduced for reserve credits for reinsurance ceded at December 31, 2019 and 2018 of $42,515,411 and $42,224,573, respectively, of which $21,356,465 and $20,685,636 were ceded to affiliates.

During 2019, 2018 and 2017, amortization of deferred gains associated with previously transacted reinsurance agreements was released into income in the amount of $219,496 ($142,972 after tax), $514,911 ($335,855 after tax) and $90,556 ($62,716 after tax), respectively.

During 2019, 2018 and 2017, the Company obtained letters of credit of $26,675, $56,994 and $55,017, respectively, for the benefit of affiliated and nonaffiliated companies that have reinsured business to the Company where the ceding company’s state of domicile does not recognize the Company as an authorized reinsurer.

Effective January 1, 2019, the Company recaptured term insurance business of a reinsurance treaty with an affiliate, LIICA Re II, Inc. The universal life with secondary guarantees remained reinsured under the treaty. The Company received cash of $15,079, recaptured $67,590 in policyholder reserves, $371 of claim reserves, and net due, deferred and advance premiums of $2,279. The transaction resulted in a pre-tax loss of $50,603, which has been included in the Statements of Operations. In addition, the Company released into income a previously deferred unamortized gain resulting from the original cession of this business to LIICA Re II in the amount of $13,826 with a corresponding charge to unassigned surplus.

In January 2018, Scottish Re Group (SRUS) announced a sale and restructuring plan and commenced Chapter 11 (reorganization) procedures for some of its subsidiaries. In December 2018, the Delaware Department of Insurance began oversight procedures of Scottish Re (U.S.), Inc. (SRUS), with whom the Company is a counterparty for some of its reinsurance activities. SRUS was ordered into receivership for the purposes of rehabilitation on March 6, 2019. The IID suspended the certificate of authority for SRUS on May 16, 2019. The IID has continued to allow reinsurance credit for contracts in force as of May 16, 2019. At December 31, 2019, the Company’s reserves ceded to Scottish Re Group were $102,181. The receiver currently has committed to the court it will provide a rehabilitation plan or a recommendation to move to liquidation in 2020.

Transamerica Life Insurance Company

Notes to Financial Statements – Statutory Basis

(Dollars in Thousands, Except per Share amounts)

Effective October 1, 2018, the Company recaptured credit insurance business from an affiliate, Ironwood Re Corp. The Company released $1,812 in funds withheld liability, recaptured $2,430 of policyholder reserves and $426 of claim reserves. The transaction resulted in a pre-tax loss of $1,044 which has been included in the Statements of Operations. In addition, the Company released into income a previously deferred unamortized gain resulting from the original cession of this business to Ironwood in the amount of $1,262 ($821 after-tax) with a corresponding charge to unassigned surplus.

Effective October 1, 2018, an affiliate, Transamerica Premier Life Insurance Company (TPLIC) recaptured group health insurance business from the Company. The Company paid consideration of $33,799 and released $13,767 of policyholder reserves, $980 of unearned premium reserve and $7,366 of claim reserves. The transaction resulted in a pre-tax loss of $11,686 which has been included in the Statements of Operations.

Effective July 1, 2018, the Company recaptured term insurance business from an affiliate, Stonebridge Reinsurance Company. The Company received cash of $137,447, recaptured $680,477 in policyholder reserves, $28,815 in claim reserves, net due premiums and commissions of $11,764 and $10,560 in interest maintenance reserve liability. The transaction resulted in a pre-tax loss of $570,641 which was included in the Statements of Operations. In addition, as a result of this transaction, amounts previously deferred to surplus under SSAP No. 61R, were released resulting in an increase to earnings, net of tax, of $184,144.

Effective July 1, 2018, the Company entered into a reinsurance agreement to cede an in force block of term insurance business to SCOR Global Life Americas. The Company paid consideration of $260,000, ceded $674,799 in policyholder reserves, $27,884 in claim reserves, $8,289 in due premium (net of commissions), and $13,229 in interest maintenance reserves liability. The transaction resulted in a pre-tax gain of $447,623 which will be identified separately on the insurer’s statutory financial statement as a surplus item. Recognition of the surplus increase as income shall be reflected on a net of tax basis as earnings emerge from the business reinsured.

Effective June 29, 2018, the Company and Wilton Re U. S. Holdings, Inc. (Wilton Re) entered into an agreement as to the “Final Net Settlement Statements and Other Matters” (NSS) associated with the reinsurance agreement between the two companies that was effective April 1, 2017. This agreement related to the reinsurance of the payout annuity and BOLI/COLI business to Wilton Re. As a result of the mutual concessions between the parties, Wilton Re will pay the Company $47,221. In addition, the Company released a reinsurance receivable in the amount of $3,234 related to the initial proposed final NSS that was used for closing. The net pretax impact to Capital and Surplus of these adjustments was $43,986.

Effective June 29, 2018, the Company and Wilton Re agreed to Amendment No. 1 to the Reinsurance Agreement dated June 28, 2017. This amendment converted risks that were ceded on a modified coinsurance basis to a coinsurance basis by reducing the amount of reinsurance ceded in the NSS and reducing the modco reserves ceded. At the close of the original transaction,

Transamerica Life Insurance Company

Notes to Financial Statements – Statutory Basis

(Dollars in Thousands, Except per Share amounts)

the Company offset the reserve ceded related to a modified separate account contract. Within the amendment to the Master Transaction Agreement, the Company agrees to pay Wilton Re an amount in cash equal to $95,386, which will be offset in full against an equivalent balance of other amounts due and payable to the Company, such that no cash or other assets shall be required to be transferred by the Parties.

Effective December 1, 2017, the Company entered into an agreement with TPLIC, an affiliate, to convert the modified coinsurance agreement to coinsurance and funds withheld. As a result, TLIC transferred cash and invested assets to TPLIC. Assets that were not able to be transferred were retained in a FWH portfolio by TLIC until they mature, are sold or can be transferred. The Company transferred cash and invested assets with a market value of $6,487,360 to TPLIC. The reserves of $4,543,045 and claim reserves of $199,940 net of due and advance premium of $5,815 previously held on a modco basis were transferred to TPLIC. As a result of the transaction $18,642 existing IMR and $1,125,506 newly created IMR ($1,731,547 pre-tax gains) was released and transferred to TPLIC. The transaction results in a pre-tax loss of $606,042 which has been included in the Statements of Operations. Realized gains on the sale of assets supporting the business resulted in gains that offset the impact of the pre-tax loss related to the transaction. The Company ceded modified coinsurance reserves of $4,536,010 as of December 31, 2016 for certain stand-alone long-term care policies under the indemnity reinsurance agreement with TPLIC.

Effective October 1, 2017, the Company recaptured credit life business from an affiliate, Southwest Equity Life Insurance Company. Subsequently, the mortgage life and disability insurance business was recaptured from the Company by TPLIC.

Effective October 1, 2017, the Company recaptured term insurance business from an affiliate, Transamerica International Reinsurance (Bermuda) Ltd. The Company received cash of $346,458, recaptured $1,260,767 in policyholder reserves, $35,798 claim reserves, $3,502 commissions payable and $26,595 due premium. The transaction results in a pre-tax loss of $927,014 which has been included in the Statements of Operations. The Company subsequently entered into an agreement with SCOR Global Life Americas to assume business related to this recapture at the same consideration. The gain related to this reinsurance agreement was deferred to surplus. The combination of the transaction results in no impact to the surplus of the Company.

Effective October 1, 2017, the Company recaptured term insurance business from an affiliate, LIICA Re I. The Company received cash of $113,953, recaptured $724,596 in policyholder reserves, $19,768 claim reserves and $11,124 in interest maintenance reserve liability. The transaction results in a pre-tax loss of $641,535 which has been included in the Statements of Operations. The Company subsequently entered into an agreement with SCOR Global Life Americas to assume business related to this recapture.

Effective October 1, 2017, the Company recaptured certain term insurance business from an affiliate, Transamerica Pacific Insurance Company (TPIC). The Company received cash of $1,902 and recaptured $17,310 in policyholder reserves, $2,897 claim reserves and $325 due premium (net of commission). The transaction results in a pre-tax loss of $17,980 which has been included in the Statements of Operations. The Company subsequently entered into an agreement with SCOR Global Life Americas to assume business related to this recapture.

Transamerica Life Insurance Company

Notes to Financial Statements – Statutory Basis

(Dollars in Thousands, Except per Share amounts)

Effective October 1, 2017, the Company novated the reinsurance agreement between TPIC and Transamerica International Re (Bermuda) Ltd. No cash or invested asset or net reserves were transferred as a result of this novation. The transaction results in no pre-tax gain or loss.

Subsequently effective October 1, 2017, the Company entered into a reinsurance agreement to cede an in force block of term insurance business to SCOR Global Life Americas. The Company accrued to a funds withheld payable of $314,000 ceding $737,678 in policyholder reserves, $21,886 claim reserves, $10,958 due premium (net of commissions), offset by a reinsurance recoverable of $6,000 receivable and $11,124 in interest maintenance reserves liability. The transaction results in a pre-tax gain of $451,730 which has been identified separately on the insurer’s statutory financial statement as a surplus item and recognition of the surplus increase as income shall be reflected on a net of tax basis as earnings emerge from the business reinsured. The funds withheld balance was paid to SCOR Global Life Americas on December 29, 2017.

On June 28, 2017, Transamerica completed a transaction to reinsure its payout annuity business and Bank Owned Life Insurance/Corporate Owned Life Insurance business (BOLI/COLI). Under the terms of the Master Agreement, the Company entered into a 100% coinsurance (general account liabilities)/100% modified coinsurance (separate account liabilities) reinsurance agreement with Wilton Reassurance Company, with an effective date of April 1, 2017. The Company transferred assets in the amount of $8,312,263, which included a negative ceding commission of $112,183, and released policy and deposit-type reserves of $7,186,330 and reinsurance deposit, policy loans and other balances related to the business of $191,144. Modified coinsurance separate account reserves of $3,695,331 were retained by the Company. As a part of the transaction, the Company realized $972,360 in net gains on the assets that were transferred of which $627,872 were deferred to IMR. The IMR liability simultaneously was released along with historical deferrals associated with the blocks of business in the amount of $921,322, resulting in a pretax loss of $51,266, which has been included in the Statements of Operations.

Effective January 1, 2017, three affiliated reinsurance treaties with TLB were amended to include the cession of all business with secondary guarantee universal life (SGUL) issued or novated by the Company. The Company increased cessions from 80 to 100% coinsurance and increased the expense allowance by fifteen basis points of account value on all business ceded based on the end of the period account value. As consideration for the cessions, the Company received cash and invested assets of $206,742, equal to the additional U.S. statutory reserves, resulting in no gain or loss on the transaction.

Transamerica Life Insurance Company

Notes to Financial Statements – Statutory Basis

(Dollars in Thousands, Except per Share amounts)

9. Income Taxes

The net deferred income tax asset at December 31, 2019 and 2018 and the change from the prior year are comprised of the following components:

	December 31, 2019
	Ordinary	Capital	Total
Gross Deferred Tax Assets	$1,422,652	$101,290	$1,523,942
Statutory Valuation Allowance Adjustment	13,747	—	13,747

Adjusted Gross Deferred Tax Assets	1,408,905	101,290	1,510,195
Deferred Tax Assets Nonadmitted	—	—	—

Subtotal (Net Deferred Tax Assets)	1,408,905	101,290	1,510,195
Deferred Tax Liabilities	843,226	191,611	1,034,837

Net Admitted Deferred Tax Assets	$565,679	$(90,321)	$475,358

	December 31, 2018
	Ordinary	Capital	Total
Gross Deferred Tax Assets	$1,618,151	$132,884	$1,751,035
Statutory Valuation Allowance Adjustment	—	—	—

Adjusted Gross Deferred Tax Assets	1,618,151	132,884	1,751,035
Deferred Tax Assets Nonadmitted	96,652	—	96,652

Subtotal (Net Deferred Tax Assets)	1,521,499	132,884	1,654,383
Deferred Tax Liabilities	816,662	210,082	1,026,744

Net Admitted Deferred Tax Assets	$704,837	$(77,198)	$627,639

	Change
	Ordinary	Capital	Total
Gross Deferred Tax Assets	$(195,499)	$(31,594)	$(227,093)
Statutory Valuation Allowance Adjustment	13,747	—	13,747

Adjusted Gross Deferred Tax Assets	(209,246)	(31,594)	(240,840)
Deferred Tax Assets Nonadmitted	(96,652)	—	(96,652)

Subtotal (Net Deferred Tax Assets)	(112,594)	(31,594)	(144,188)
Deferred Tax Liabilities	26,564	(18,471)	8,093

Net Admitted Deferred Tax Assets	$(139,158)	$(13,123)	$(152,281)

Transamerica Life Insurance Company

Notes to Financial Statements – Statutory Basis

(Dollars in Thousands, Except per Share amounts)

The main components of deferred income tax amounts are as follows:

	Year Ended December 31
	2019	2018	Change
Deferred Tax Assets:
Ordinary
Policyholder reserves	$486,010	$601,605	$(115,595)
Investments	328,516	295,047	33,469
Deferred acquisition costs	255,732	225,485	30,247
Policyholder dividends accrual	1,914	1,232	682
Fixed assets	4,933	17,844	(12,911)
Compensation and benefits accrual	19,346	21,148	(1,802)
Receivables—nonadmitted	11,594	13,038	(1,444)
Tax credit carry-forward	259,638	349,547	(89,909)
Other (including items <5% of total ordinary tax assets)	54,969	93,205	(38,236)

Subtotal	1,422,652	1,618,151	(195,499)
Statutory valuation allowance adjustment	13,747	—	13,747
Nonadmitted	—	96,652	(96,652)

Admitted ordinary deferred tax assets	1,408,905	1,521,499	(112,594)
Capital:
Investments	101,290	132,884	(31,594)

Subtotal	101,290	132,884	(31,594)
Statutory valuation allowance adjustment	—	—	—
Nonadmitted	—	—	—

Admitted capital deferred tax assets	101,290	132,884	(31,594)

Admitted deferred tax assets	$1,510,195	$1,654,383	$(144,188)

	Year Ended December 31
	2019	2018	Change
Deferred Tax Liabilities:
Ordinary
Investments	$657,801	$602,167	$55,634
Policyholder reserves	185,248	177,087	8,161
Other (including items <5% of total ordinary tax liabilities)	177	37,408	(37,231)
Subtotal	843,226	816,662	26,564

Capital
Investments	191,611	210,082	(18,471)

Subtotal	191,611	210,082	(18,471)

Deferred tax liabilities	1,034,837	1,026,744	8,093

Net deferred tax assets/liabilities	$475,358	$627,639	$(152,281)

As a result of the 2017 Tax Cuts and Jobs Act (TCJA), the Company’s tax reserve deductible temporary difference increased by $49,757. This change results in an offsetting ($49,757) taxable temporary difference that will be amortized into taxable income evenly over the eight years subsequent to 2017. The remaining amortizable balance is included within the Policyholder Reserves line items above.

Transamerica Life Insurance Company

Notes to Financial Statements – Statutory Basis

(Dollars in Thousands, Except per Share amounts)

At December 31, 2019, the Company recorded a tax valuation allowance of $13,747 for deferred tax assets related to its foreign tax credit carryover. Due to the TCJA reduction in the U.S. Federal tax rate, Management no longer believes it is more likely than not that the Company will realize the benefit of its foreign tax credit carryover. The ultimate realization of this deferred tax asset depends on generation of sufficient future foreign source taxable income before the foreign tax credit carryover expires in 2027. Management considers the projected foreign source taxable income, credit expirations and tax planning strategies in making the assessment.

As discussed in Note 2, for the years ended December 31, 2019 and 2018 the Company admits deferred income tax assets pursuant to SSAP No. 101. The amount of admitted adjusted gross deferred income tax assets under each component of SSAP No. 101 is as follows:

			December 31, 2019
		Ordinary	Capital	Total
Admission Calculation Components SSAP No. 101
2(a)	Federal Income Taxes Paid in Prior Years Recoverable Through Loss Carrybacks	$—	$—	$—
2(b)	Adjusted Gross Deferred Tax Assets Expected to be Realized (Excluding The Amount of Deferred Tax Assets From 2(a) above) After Application of the Threshold Limitation (the Lesser of 2(b)1 and 2(b)2 below)	557,252	31,779	589,031
	1. Adjusted Gross Deferred Tax Assets Expected to be Realized Following the Balance Sheet Date	557,252	31,779	589,031
	2. Adjusted Gross Deferred Tax Assets Allowed per Limitation Threshold	XXX	XXX	907,922
2(c)	Adjusted Gross Deferred Tax Assets (Excluding The Amount Of Deferred Tax Assets From 2(a) and 2(b) above) Offset by Gross Deferred Tax Liabilities	851,653	69,511	921,164

2(d)	Deferred Tax Assets Admitted as the result of application of SSAP No. 101, Total (2(a) + 2(b) + 2(c))	$1,408,905	$101,290	$1,510,195

Transamerica Life Insurance Company

Notes to Financial Statements – Statutory Basis

(Dollars in Thousands, Except per Share amounts)

		December 31, 2018
		Ordinary	Capital	Total
Admission Calculation Components SSAP No. 101
2(a)	Federal Income Taxes Paid in Prior Years Recoverable Through Loss Carrybacks	$—	$—	$—
2(b)	Adjusted Gross Deferred Tax Assets Expected to be Realized (Excluding The Amount of Deferred Tax Assets From 2(a) above) After Application of the Threshold Limitation (the Lesser of 2(b)1 and 2(b)2 below)	596,212	34,054	630,266
	1. Adjusted Gross Deferred Tax Assets Expected to be Realized Following the Balance Sheet Date	596,212	34,054	630,266
	2. Adjusted Gross Deferred Tax Assets Allowed per Limitation Threshold	XXX	XXX	847,469
2(c)	Adjusted Gross Deferred Tax Assets (Excluding The Amount Of Deferred Tax Assets From 2(a) and 2(b) above) Offset by Gross Deferred Tax Liabilities	925,287	98,830	1,024,117

2(d)	Deferred Tax Assets Admitted as the result of application of SSAP No. 101, Total (2(a) + 2(b) + 2(c))	$1,521,499	$132,884	$1,654,383

		Change
		Ordinary	Capital	Total
Admission Calculation Components SSAP No. 101
2(a)	Federal Income Taxes Paid in Prior Years Recoverable Through Loss Carrybacks	$—	$—	$—
2(b)	Adjusted Gross Deferred Tax Assets Expected to be Realized (Excluding The Amount of Deferred Tax Assets From 2(a) above) After Application of the Threshold Limitation (the Lesser of 2(b)1 and 2(b)2 below)	(38,960)	(2,275)	(41,235)
	1. Adjusted Gross Deferred Tax Assets Expected to be Realized Following the Balance Sheet Date	(38,960)	(2,275)	(41,235)
	2. Adjusted Gross Deferred Tax Assets Allowed per Limitation Threshold	XXX	XXX	60,453
2(c)	Adjusted Gross Deferred Tax Assets (Excluding The Amount Of Deferred Tax Assets From 2(a) and 2(b) above) Offset by Gross Deferred Tax Liabilities	(73,634)	(29,319)	(102,953)

2(d)	Deferred Tax Assets Admitted as the result of application of SSAP No. 101, Total (2(a) + 2(b) + 2(c))	$(112,594)	$(31,594)	$(144,188)

	December 31
	2019	2018	Change
Ratio Percentage Used To Determine Recovery Period and Threshold Limitation Amount	848%	818%	30%

Amount of Adjusted Capital and Surplus Used To Determine Recovery Period and Threshold Limitation in 2(b)2 Above	$6,052,812	$5,649,795	$403,017

Transamerica Life Insurance Company

Notes to Financial Statements – Statutory Basis

(Dollars in Thousands, Except per Share amounts)

The impact of tax planning strategies at December 31, 2019 and 2018 was as follows:

	December 31, 2019
	Ordinary Percent	Capital Percent	Total Percent
Impact of Tax Planning Strategies:
(% of Total Adjusted Gross DTAs)	0%	0%	0%

(% of Total Net Admitted Adjusted Gross DTAs)	1%	0%	1%

	December 31, 2018
	Ordinary Percent	Capital Percent	Total Percent
Impact of Tax Planning Strategies:
(% of Total Adjusted Gross DTAs)	0%	0%	0%

(% of Total Net Admitted Adjusted Gross DTAs)	2%	24%	4%

The Company’s tax planning strategies do not include the use of reinsurance-related tax planning strategies.

Current income taxes incurred consist of the following major components:

	Year Ended December 31
	2019	2018	Change
Current Income Tax
Federal	$(77,933)	$(63,062)	$(14,871)
Foreign	—	—	—

Subtotal	(77,933)	(63,062)	(14,871)
Federal income tax on net capital gains	43,047	(4,006)	47,053

Federal and foreign income taxes incurred	$(34,886)	$(67,068)	$32,182

	Year Ended December 31
	2018	2017	Change
Current Income Tax
Federal	$(63,062)	$(1,035,137)	$972,075
Foreign	—	31	(31)

Subtotal	(63,062)	(1,035,106)	972,044
Federal income tax on net capital gains	(4,006)	197,937	(201,943)

Federal and foreign income taxes incurred	$(67,068)	$(837,169)	$770,101

Transamerica Life Insurance Company

Notes to Financial Statements – Statutory Basis

(Dollars in Thousands, Except per Share amounts)

The Company’s current income tax incurred and change in deferred income tax differs from the amount obtained by applying the federal statutory rate to income before tax as follows:

	Year Ended December 31
	2019	2018	2017
Current income taxes incurred	$(34,886)	$(67,068)	$(837,169)
Change in deferred income taxes (without tax on unrealized gains and losses)	164,812	(164,466)	956,486

Total income tax reported	$129,926	$(231,534)	$119,317

Income before taxes	$3,306,846	$(1,613,658)	$1,674,439
	21.00%	21.00%	35.00%

Expected income tax expense (benefit) at statutory rate	$694,438	$(338,868)	$586,054
Increase (decrease) in actual tax reported resulting from:
Pre-tax income of disregarded subsidiaries	$22,600	$13,405	$343,013
Dividends received deduction	(58,418)	(51,477)	(233,578)
Tax-exempt income	(9,681)	(2,455)	(3,063)
Nondeductible expenses	5,058	5,176	64,514
Pre-tax items reported net of tax	(39,457)	(9,892)	(712,769)
Tax credits	(29,037)	(52,239)	(54,076)
Prior period tax return adjustment	10,746	10,586	(5,969)
Change in statutory valuation allowance	13,747	(2,432)	(11,576)
Change in tax rates	—	—	18,760
Change in uncertain tax positions	(241)	3,104	3,668
Deferred tax change on other items in surplus	(480,743)	207,024	140,162
Other	914	(13,466)	(15,823)

Total income tax reported	$129,926	$(231,534)	$119,317

On December 22, 2017, the TCJA reduced the federal tax rate to 21%. As a result, the Company reduced its net deferred tax asset balance by $18,760, excluding $42,500 of net deferred tax asset reduction on unrealized gains (losses) in the 2017 financial statements.

The effects of the U.S. tax reform were reflected in the 2017 financial statements as determined or as reasonably estimated provisional amounts based on available information subject to interpretation in accordance with the SEC’s Staff Accounting Bulletin No. 118 (SAB 118), as adopted by NAIC SAPWG INT 18-01. SAB 118 provides guidance on accounting for the effects of U.S. tax reform where the Company’s determinations are incomplete but the Company can determine a reasonable estimate. The TCJA related disclosures and figures in the 2018 financials represent final impacts with no estimated figures remaining.

The Company’s federal income tax return is consolidated with other included affiliated companies. Please see the listing of companies in Appendix A. The method of allocation between the companies is subject to a written tax allocation agreement. Under the terms of the tax allocation agreement, allocations are based on separate income tax return calculations. The Company is entitled to recoup federal income taxes paid in the event the future losses and credits reduce the greater of the Company’s separately computed income tax liability or the consolidated

Transamerica Life Insurance Company

Notes to Financial Statements – Statutory Basis

(Dollars in Thousands, Except per Share amounts)

group’s income tax liability in the year generated. The Company is also entitled to recoup federal income taxes paid in the event the losses and credits reduce the greater of the Company’s separately computed income tax liability or the consolidated group’s income tax liability in any carryback or carryforward year when so applied. Intercompany income tax balances are settled within thirty days of payment to or filing with the Internal Revenue Service. A tax return has not been filed for 2019.

The amounts, origination dates and expiration dates of operating loss and tax credit carryforwards available for tax purposes:

Description	Amounts	Origination Dates	Expiration Dates
Foreign Tax Credit	$13,747	12/31/2017	12/31/2027

Foreign Tax Credit Total	$13,747

General Business Credit	$29,094	12/31/2009	12/31/2029
General Business Credit	51,443	12/31/2010	12/31/2030
General Business Credit	46,730	12/31/2011	12/31/2031
General Business Credit	30,962	12/31/2012	12/31/2032
General Business Credit	24,765	12/31/2013	12/31/2033
General Business Credit	20,930	12/31/2014	12/31/2034
General Business Credit	18,131	12/31/2015	12/31/2035
General Business Credit	2,935	12/31/2016	12/31/2036
General Business Credit	5,189	12/31/2017	12/31/2037
General Business Credit	5,280	12/31/2018	12/31/2038
General Business Credit	10,431	12/31/2019	12/31/2039

General Business Credit Total	$245,890

Gross AMT Credit Recognized as:

(1) Gross AMT credit recognized as:
a. Current year recoverable	$14,515
b. Deferred tax asset (DTA)	—
(2) Beginning balance of AMT credit carryforward	14,515
(3) Amounts recovered	14,515
(4) Adjustments	—

(5) Ending balance of AMT credit carryforward (5=2-3-4)	—
(6) Reduction for sequestration	—
(7) Nonadmitted by reporting entity	—

(8) Reporting entity ending balance (8=5-6-7)	$—

The Company elected to account for its alternative minimum tax credit carryforward as a deferred tax asset.

Transamerica Life Insurance Company

Notes to Financial Statements – Statutory Basis

(Dollars in Thousands, Except per Share amounts)

The total amount of the unrecognized tax benefits that if recognized, would affect the effective income tax rate:

Unrecognized Tax Benefits
Balance at January 1, 2018	$15,486
Tax positions taken during prior period	3,105

Balance at December 31, 2018	$18,591
Tax positions taken during prior period	(241)

Balance at December 31, 2019	$18,350

The Company classifies interest and penalties related to income taxes as income tax expense. The amount of interest and penalties accrued on the balance sheets as income taxes includes the following:

			Total payable
	Interest	Penalties	(receivable)
Balance at January 1, 2017	$11,926	$—	$11,926
Interest expense (benefit)	(5,815)	—	(5,815)
Cash received (paid)	(9,212)	—	(9,212)

Balance at December 31, 2017	$(3,101)	$—	$(3,101)
Interest expense (benefit)	2,727	—	2,727
Cash received (paid)	1,810	—	1,810

Balance at December 31, 2018	$1,436	$—	$1,436
Interest expense (benefit)	5,709	—	5,709

Balance at December 31, 2019	$7,145	$—	$7,145

The Company has no federal income tax returns currently under examination. The Internal Revenue Service completed its examination for years 2009 through 2013 resulting in tax return adjustments for which an appeals conference was requested. Federal income tax returns filed in 2014 through 2018 remain open, subject to potential future examination. The Company believes that there are adequate defenses against or sufficient provisions established related to any open or contested tax positions.

10. Capital and Surplus

The Company had authorized 1,000,000 common stock shares at $10 per share par value of which 676,190 shares were issued and outstanding at December 31, 2019 and 2018.

The Company has 42,500 Series A preferred shares authorized, 0 shares issued and outstanding. On December 26, 2006, the Company repurchased its Series A preferred shares for $58,000. The Company previously reported 42,500 shares of Series A preferred stock outstanding at $10 par, carried as treasury stock. It has been determined that these shares were cancelled by operation of law as they were not stipulated by the Board of Directors to be treasury shares at the time they were repurchased. The cancellation and removal of the preferred stock had no impact to Capital and Surplus of the Company. The Company also has 250,000 Series B preferred non-voting shares authorized at $10 per share par value, of which 0 shares were issued and outstanding at December 31, 2019. The Company paid its parent company to redeem the Series B non-voting preferred stock at par value on the following dates: December 13, 2018: 55,930 shares for $559; December 27, 2017: 29,787 shares for $297 and December 22, 2016: 31,437 shares for $314.

Transamerica Life Insurance Company

Notes to Financial Statements – Statutory Basis

(Dollars in Thousands, Except per Share amounts)

The Company is subject to limitations, imposed by the State of Iowa, on the payment of dividends to its stockholders. Generally, dividends during any twelve-month period may not be paid, without prior regulatory approval, in excess of the greater of (a) 10 percent of the Company’s statutory surplus as of the preceding December 31, or (b) the Company’s statutory gain from operations before net realized capital gains (losses) on investments for the preceding year. Subject to the availability of unassigned surplus at the time of such dividend, the maximum payment which may be made in 2020, without the prior approval of insurance regulatory authorities, is $3,053,498.

On December 20, 2019, the Company paid extraordinary common stock dividends of $725,000 to its parent company.

On June 21, 2019, the Company paid an extraordinary dividend of $400,000 split between a return of capital of $250,000 to its parent company and paid off the remaining balance of a surplus note of $150,000 to Transamerica Corporation (TA Corp).

On December 31, 2018, the Company provided a non-cash distribution of the Pension Plan for U.S. Agents of TLIC asset valued at $60,347 to its parent company in order to facilitate the approved plan merger of the Pension Plan for U.S. Agents of TLIC maintained by the Company into the Transamerica Employee Pension Plan maintained by TA Corp.

The Company paid an extraordinary preferred stock dividend and an extraordinary common stock dividend of $16,732 and $47,488, respectively, to its parent company on December 13, 2018.

The Company provided cash returns of capital to its parent company in the amount of $558,740 on December 13, 2018.

The Company paid an ordinary preferred stock dividend and an ordinary common stock dividend of $16,920 and $283,080, respectively, to its parent company on June 29, 2018.

Prior to the merger, TALIC paid an ordinary dividend of $200,000 to its parent company, TA Corp, on April 20, 2018.

On December 31, 2019, the Company received ordinary common stock dividends of $100,000 from TLIC Oakbrook Reinsurance, Inc. (TORI).

On December 20, 2019, the Company received $99,982 from Transamerica Financial Life Insurance Company (TFLIC) as consideration for repurchase of 821 of the Company’s common stock shares in TFLIC at $125 par value. These shares were subsequently cancelled by operation of law.

On December 17, 2019, the Company received a $28,220 common stock dividend from Transamerica Life (Bermuda) Ltd. (TLB).

Transamerica Life Insurance Company

Notes to Financial Statements – Statutory Basis

(Dollars in Thousands, Except per Share amounts)

On June 21, 2019, the Company received an ordinary common stock dividend of $9,075 from its affiliate, TFLIC.

On March 29, 2019, the Company received ordinary common stock dividend of $60,000 from LIICA Re II, Inc.

The Company received ordinary common stock dividends from TFLIC in the amount of $12,105 on June 29, 2018. On December 13, 2018, the Company received preferred stock dividends of $430 from TFLIC.

On December 18, 2018, the Company received common stock dividends of $23,520 from its subsidiary TLB.

On December 13, 2018, the Company received $7,162 from TFLIC as a redemption of preferred stock.

On August 6, 2018, the Company received a common stock dividend in the amount of $140,000 from Stonebridge Reinsurance Company (SRC) prior to its merger with LIICA Re II, Inc.

On December 31, 2018, the Company made a non-cash capital contribution in the amount of $1,971 to REAP 3A.

Life and health insurance companies are subject to certain RBC requirements as specified by the NAIC. Under those requirements, the amount of capital and surplus maintained by a life or health insurance company is to be determined based on various risk factors. At December 31, 2019, the Company meets the minimum RBC requirements.

The Company’s surplus notes are held by TA Corp. These notes are due 20 years from the date of issuance at an interest rate of 6%, and are subordinate and junior in right of payment to all obligations and liabilities of the Company. In the event of liquidation of the Company, the holders of the issued and outstanding preferred stock shall be entitled to priority only with respect to accumulated but unpaid dividends before the holder of the surplus notes and full payment of the surplus notes shall be made before the holders of common stock become entitled to any distribution of the remaining assets of the Company. The Company received approval from the IID prior to paying quarterly interest payments.

On June 21, 2019, the Company repaid in full its $150,000 surplus note with TA Corp. The Company received approval from the IID prior to its repayment of the surplus note as well as prior to making quarterly interest payments.

Additional information related to the outstanding surplus notes at December 31, 2019 and 2018 is as follows:

For Year Ending	Balance Outstanding	Interest Paid Current Year	Cumulative Interest Paid	Accrued Interest
2019	$—	$4,275	$148,275	$—
2018	$150,000	$9,000	$144,000	$2,250

Transamerica Life Insurance Company

Notes to Financial Statements – Statutory Basis

(Dollars in Thousands, Except per Share amounts)

11. Securities Lending

The Company participates in an agent-managed securities lending program in which the Company primarily loans out US Treasuries and other bonds. The Company receives collateral equal to 102% of the fair value of the loaned government or other domestic securities as of the transaction date. If the fair value of the collateral is at any time less than 102% of the fair value of the loaned securities, the counterparty is mandated to deliver additional collateral, the fair value of which, together with the collateral already held in connection with the lending transaction, is at least equal to 102% of the fair value of the loaned government or other domestic securities. In the event the Company loans a foreign security and the denomination of the currency of the collateral is other than the denomination of the currency of the loaned foreign security, the Company receives and maintains collateral equal to 105% of the fair value of the loaned security.

At December 31, 2019 and 2018, respectively, securities with a fair value of $1,121,274 and $1,791,674 were on loan under securities lending agreements. At December 31, 2019 and 2018, the collateral the Company received from securities lending activities was in the form of cash and on open terms. This cash collateral is reinvested and is not available for general corporate purposes. The reinvested cash collateral has a fair value of $1,246,827 and $1,835,122 at December 31, 2019 and 2018, respectively.

The contractual maturities of the securities lending collateral positions are as follows:

	Fair Value
	2019	2018
Open	$1,246,827	$1,842,557

Total	1,246,827	1,842,557
Securities received	—	—

Total collateral received	$1,246,827	$1,842,557

The Company receives primarily cash collateral in an amount in excess of the fair value of the securities lent. The Company reinvests the cash collateral into higher yielding securities than the securities which the Company has lent to other entities under the arrangement.

Transamerica Life Insurance Company

Notes to Financial Statements – Statutory Basis

(Dollars in Thousands, Except per Share amounts)

The maturity dates of the reinvested securities lending collateral are as follows:

	2019		2018
	Amortized Cost	Fair Value	Amortized Cost	Fair Value
Open	$43,483	$43,483	$245,460	$245,460
30 days or less	342,947	342,947	478,305	478,305
31 to 60 days	509,716	509,716	335,517	335,517
61 to 90 days	124,351	124,351	190,847	190,847
91 to 120 days	121,552	121,552	329,816	329,816
121 to 180 days	104,778	104,778	251,440	251,440
1 to 2 years	—	—	417	417
2 to 3 years	—	—	935	935
Greater than 3 years	—	—	2,385	2,385

Total	1,246,827	1,246,827	1,835,122	1,835,122
Securities received	—	—	—	—

Total collateral reinvested	$1,246,827	$1,246,827	$1,835,122	$1,835,122

Collateral for securities lending transactions that extend beyond one year from the report date is as follows:

Description of collateral	2019	2018
ABS Autos	$—	$1,352
ABS Credit Cards	—	2,385

Total collateral extending beyond one year of the reporting date	$—	$3,737

For securities lending, the Company’s source of cash used to return the cash collateral is dependent upon the liquidity of the current market conditions. Under current conditions, the Company has securities with a par value of $1,248,011 (fair value of $1,246,827) that are currently tradable securities that could be sold and used to pay for the $1,246,827 in collateral calls that could come due under a worst-case scenario.

12. Retirement and Compensation Plans

Defined Contribution Plans

The Company’s employees participate in a contributory defined contribution plan sponsored by TA Corp which is qualified under Section 401(k) of the Internal Revenue Code (IRC). Generally, employees of the Company who customarily work at least 20 hours per week and meet the other eligibility requirements are participants of the plan. Participants may elect to contribute up to 100% of eligible earnings, subject to government or other plan restrictions for certain key employees. The Company will match an amount up to three percent of the participant’s eligible earnings. Participants may direct all of their contributions and plan balances to be invested in a variety of investment options. The plan is subject to the reporting and disclosure requirements of the Employee Retirement Income Security Act of 1974, as amended (ERISA). Benefits expense of $11,926, $12,769 and $13,133 was allocated to the Company for the years ended December 31, 2019, 2018 and 2017 respectively.

Transamerica Life Insurance Company

Notes to Financial Statements – Statutory Basis

(Dollars in Thousands, Except per Share amounts)

Defined Benefit Plans

The Company’s employees participate in a qualified defined benefit pension plan sponsored by TA Corp. Generally, employees of the Company who customarily work at least 20 hours per week and complete six months of continuous service and meet the other eligibility requirements are participants of the plan. The Company has no legal obligation for the plan. The benefits are based on years of service and the employee’s eligible compensation. The plan provides benefits based on a traditional final average formula or a cash balance formula. The plan is subject to the reporting and disclosure requirements of ERISA.

TA Corp sponsors supplemental retirement plans to provide the Company’s senior management with benefits in excess of normal pension benefits. The Company has no legal obligation for the plan. The plans are noncontributory and benefits are based on years of service and the employee’s eligible compensation. The plan provides benefits based on a traditional final average formula or cash balance formula. The plans are unfunded and nonqualified under the IRC.

The Company recognizes pension expense equal to its allocation from TA Corp. The pension expense related to both the qualified defined pension plan and the supplemental retirement plans is allocated among the participating companies based on International Accounting Standards 19 (IAS 19), Accounting for Employee Benefits, and based upon actuarial participant benefit calculations, which is within the guidelines of SSAP No. 102, Pensions. Pension expenses were $23,904, $23,481 and $30,676 for the years ended December 31, 2019, 2018 and 2017, respectively.

In addition to pension benefits, TA Corp sponsors unfunded plans that provide health care and life insurance benefits to retired Company employees meeting certain eligibility requirements. The Company has no legal obligation for the plan. Portions of the medical and dental plans are contributory. The expenses of the postretirement plans are allocated among the participating companies based on IAS 19 and based upon actuarial participant benefit calculations which is within the guidelines of SSAP No. 92, Postretirement Benefits Other Than Pensions. The Company’s allocation of postretirement expenses was $5,037, $5,027 and $7,332 for the years ended December 31, 2019, 2018 and 2017, respectively.

Other Plans

TA Corp has established deferred compensation plans for certain key employees of the Company. The Company’s allocation of expense for these plans for each of the years ended December 31, 2019, 2018 and 2017 was insignificant.

Transamerica Life Insurance Company

Notes to Financial Statements – Statutory Basis

(Dollars in Thousands, Except per Share amounts)

13. Related Party Transactions

The Company shares certain officers, employees and general expenses with affiliated companies.

The Company is party to a shared services and cost sharing agreement among and between the Transamerica companies, under which various affiliated companies may perform specified administrative functions in connection with the operation of the Company, in consideration of reimbursement of actual costs of services rendered. The Company is also party to a service agreement with TFLIC, in which the Company provides services, including accounting, data processing and other professional services, in consideration of reimbursement of the actual costs of services rendered. The Company is also a party to a Management and Administrative and Advisory agreement with AEGON USA Realty Advisors, LLC whereby the advisor serves as the administrator and advisor for the Company’s mortgage loan operations. AEGON USA Investment Management, LLC acts as a discretionary investment manager under an Investment Management Agreement with the Company. The amount received by the Company as a result of being a party to these agreements was $920,368, $894,440 and $1,117,864 during 2019, 2018 and 2017, respectively. The amount paid as a result of being a party to these agreements was $559,946, $596,861 and $826,172 during 2019, 2018 and 2017, respectively. Fees charged between affiliates approximate their cost. The Company has an administration service agreement with Transamerica Asset Management, Inc. to provide administrative services to the Transamerica Series Trust. The Company received $130,182, $138,490 and $150,063 for these services during 2019, 2018 and 2017, respectively.

Transamerica Capital, Inc. provides wholesaling distribution services for the Company under a distribution agreement. The Company incurred expenses under this agreement of $50,537, $40,865 and $37,060 for the years ended December 31, 2019, 2018 and 2017, respectively.

Receivables from and payables to affiliates bear interest at the thirty-day commercial paper rate. During 2019, 2018 and 2017, the Company received (paid) net interest of ($1,760), ($476) and ($869) from (to) affiliates, respectively. At December 31, 2019 and 2018, respectively, the Company reported net payables from affiliates of $29,972 and $44,462. Terms of settlement require that these amounts are settled within 60 days.

At December 31, 2019, the Company had short-term intercompany notes receivable of $240,300 as follows. In accordance with SSAP No. 25, Affiliates and Other Related Parties, these notes are reported as short-term investments.

Receivable from	Amount	Due By	Interest Rate
TA Corp	$77,700	September 4, 2020	2.04%
TA Corp	1,400	September 5, 2020	2.04%
TA Corp	43,700	September 19, 2020	2.04%
TA Corp	49,000	October 21, 2020	1.92%
TA Corp	43,500	December 26, 2020	1.61%
TA Corp	25,000	December 29, 2020	1.61%

Transamerica Life Insurance Company

Notes to Financial Statements – Statutory Basis

(Dollars in Thousands, Except per Share amounts)

At December 31, 2018, the Company had short-term intercompany notes receivable of $261,000.

Receivable from	Amount	Due By	Interest Rate
TA Corp	$220,500	December 13, 2019	2.31%
TA Corp	40,500	December 21, 2019	2.31%

In prior years, the Company purchased life insurance policies covering the lives of certain employees of the Company from an affiliate, TPLIC. At December 31, 2019 and 2018, the cash surrender value of these policies was $182,753 and $179,004, respectively, and is included in Other assets on the balance sheets. In addition, the Company also issued life insurance policies to an affiliate, TPLIC, covering the lives of certain employees of that affiliate. Aggregate reserves for policies and contracts related to these policies are $170,124 and $167,126 at December 31, 2019 and 2018, respectively, and is included in Aggregate reserves for policies and contracts on the Balance Sheets.

The Company utilizes the look-through approach in valuing its investment in the following entities.

Real Estate Alternatives Portfolio 2, LLC	$22,345
Real Estate Alternatives Portfolio 3, LLC	$18,419
Real Estate Alternatives Portfolio 4 HR, LLC	$95,091
Real Estate Alternatives Portfolio 4 MR, LLC	$6,085
Aegon Multi-Family Equity Fund, LLC	$55,911
Aegon Workforce Housing Fund 2, L.P.	$154,601
Aegon Workforce Housing Fund 3, L.P.	$12,477
Natural Resources Alternatives Portfolio I, LLC	$170,193
Natural Resources Alternatives Portfolio II, LLC	$1
Natural Resources Alternatives Portfolio 3, LLC	$125,161
Zero Beta Fund, LLC	$257,897

These entity’s financial statements are not audited and the Company has limited the value of its investment in these entities to the value contained in the audited financial statements of the underlying LP/LLC investments, including adjustments required by SSAP No. 97 entities and/or non-SCA SSAP No. 48, Joint Ventures, Partnerships and Limited Liability Companies, entities owned by these entities. All liabilities, commitments, contingencies, guarantees or obligations of these entities which are required to be recorded as liabilities, commitments, contingencies, guarantees or obligations under applicable accounting guidance, are reflected in the Company’s determination of the carrying value of the investment in these entities.

Effective December 31, 2017, the Company received a liquidating distribution from Investors Warranty of America, LLC (IWA), a wholly owned limited liability company reported using the equity method outlined in SSAP No. 48, fully redeeming the Company’s membership interest therein. The Company received $176,999 cash, $57,050 directly held real estate, $17,602 real estate LLC membership, $4,328 intercompany receivable, and $2,684 tax refund receivable in redemption of the Company’s equity method basis in IWA. The transaction resulted in a pre-tax realized loss of $39,953 reported on the Statements of Operations which is offset by a pre-tax $40,097 unrealized loss reduction that is reported on the Statement of Changes in Capital and Surplus.

Transamerica Life Insurance Company

Notes to Financial Statements – Statutory Basis

(Dollars in Thousands, Except per Share amounts)

The following tables shows the disclosures for all SCA investments, except 8bi entities, and balance sheet value (admitted and nonadmitted) as of December 31, 2019 and 2018:

December 31, 2019
SCA Entity	Percentage of SCA Ownership	Gross Amount	Admitted Amount	Nonadmitted Amount
SSAP No. 97 8a Entities
None	—%	$—	$—	$—

Total SSAP No. 97 8a Entities	XXX	$—	$—	$—

SSAP No. 97 8b(ii) Entities
None	—%	$—	$—	$—

Total SSAP No. 97 8b(ii) Entities	XXX	$—	$—	$—

SSAP No. 97 8b(iii) Entities
REAL ESTATE ALTERN PORT 3A INC	54%	$12,963	$12,963	$—
GARNET ASSURANCE CORP	100	—	—	—
LIFE INVESTORS ALLIANCE LLC	100	—	—	—
ASIA INVESTMENT HOLDING LTD	100	—	—	—
AEGON FINANCIAL SERVICES GROUP	100	—	—	—
GARNET ASSURANCE CORP III	100	—	—	—

Total SSAP No. 97 8b(iii) Entities	XXX	$12,963	$12,963	$—

SSAP No. 97 8b(iv) Entities
TRANSAMERICA LIFE (BERMUDA) LTD	94%	$1,261,461	$1,261,461	$—

Total SSAP No. 97 8b(iv) Entities	XXX	$1,261,461	$1,261,461	$—

Total SSAP No. 97 8b Entities (except 8bi entities)	XXX	$1,274,424	$1,274,424	$—

Aggregate Total	XXX	$1,274,424	$1,274,424	$—

December 31, 2018
SCA Entity	Percentage of SCA Ownership	Gross Amount	Admitted Amount	Nonadmitted Amount
SSAP No. 97 8a Entities
None	—%	$—	$—	$—

Total SSAP No. 97 8a Entities	XXX	$—	$—	$—

SSAP No. 97 8b(ii) Entities
None	—%	$—	$—	$—

Total SSAP No. 97 8b(ii) Entities	XXX	$—	$—	$—

SSAP No. 97 8b(iii) Entities
REAL ESTATE ALTERN PORT 3A INC	54%	$22,419	$22,419	$—
GARNET ASSURANCE CORP	100	—	—	—
LIFE INVESTORS ALLIANCE LLC	100	—	—	—
AEGON FINANCIAL SERVICES GROUP	100	—	—	—
GARNET ASSURANCE CORP III	100	—	—	—

Total SSAP No. 97 8b(iii) Entities	XXX	$22,419	$22,419	$—

SSAP No. 97 8b(iv) Entities
TRANSAMERICA LIFE (BERMUDA) LTD	94%	$1,000,646	$1,000,646	$—

Total SSAP No. 97 8b(iv) Entities	XXX	$1,000,646	$1,000,646	$—

Total SSAP No. 97 8b Entities (except 8bi entities)	XXX	$1,023,065	$1,023,065	$—

Aggregate Total	XXX	$1,023,065	$1,023,065	$—

Transamerica Life Insurance Company

Notes to Financial Statements – Statutory Basis

(Dollars in Thousands, Except per Share amounts)

The following table shows the NAIC responses for the SCA filings (except 8bi entities):

December 31, 2019
SCA Entity	Type of NAIC Filing*	Date of Filing to the NAIC	NAIC Valuation Amount	NAIC Response Received Y/N	NAIC Disallowed Entities Valuation Method, Submission Required Y/N	Code**
SSAP No. 97 8a Entities
None			$—

Total SSAP No. 97 8a Entities	—	—	$—	—	—	—

SSAP No. 97 8b(ii) Entities
None			$—

Total SSAP No. 97 8b(ii) Entities	—	—	$—	—	—	—

SSAP No. 97 8b(iii) Entities
REAL ESTATE ALTERN PORT 3A INC	S2	10/31/2019	$20,940	Y	N	I
GARNET ASSURANCE CORP	NA	—	—	—	—	I
LIFE INVESTORS ALLIANCE LLC	NA	—	—	—	—	I
ASIA INVESTMENT HOLDING LTD	NA	—	—	—	—	I
AEGON FINANCIAL SERVICES GROUP	NA	—	—	—	—	I
GARNET ASSURANCE CORP III	NA	—	—	—	—	I

Total SSAP No. 97 8b(iii) Entities	—	—	$20,940	—	—	—

SSAP No. 97 8b(iv) Entities
TRANSAMERICA LIFE (BERMUDA) LTD	S2	1/21/2020	$608,633	Y	N	I

Total SSAP No. 97 8b(iv) Entities	—	—	$608,633	—	—	—

Total SSAP No. 97 8b Entities (except 8bi entities)	—	—	$629,573	—	—	—

Aggregate Total	—	—	$629,573	—	—	—

*	S1 – Sub1, S2 – Sub2 or RDF – Resubmission of Disallowed Filing
**	I – Immaterial or M – Material
(1)	NAIC Valuation Amount is as of the Filing Date to the NAIC

Transamerica Life Insurance Company

Notes to Financial Statements – Statutory Basis

(Dollars in Thousands, Except per Share amounts)

December 31, 2018
SCA Entity	Type of NAIC Filing*	Date of Filing to the NAIC	NAIC Valuation Amount	NAIC Response Received Y/N	NAIC Disallowed Entities Valuation Method, Submission Required Y/N	Code**
SSAP No. 97 8a Entities
None			$—

Total SSAP No. 97 8a Entities	—	—	$—	—	—	—

SSAP No. 97 8b(ii) Entities
None			$—

Total SSAP No. 97 8b(ii) Entities	—	—	$—	—	—	—

SSAP No. 97 8b(iii) Entities
REAL ESTATE ALTERN PORT 3A INC	S2	12/21/2018	$16,471	Y	N	I
GARNET ASSURANCE CORP	NA	—	—	Y	N	I
LIFE INVESTORS ALLIANCE LLC	NA	—	—	Y	N	I
AEGON FINANCIAL SERVICES GROUP	NA	—	—	Y	N	I
GARNET ASSURANCE CORP III	NA	—	—	N	N	I

Total SSAP No. 97 8b(iii) Entities	—	—	$16,471	—	—	—

SSAP No. 97 8b(iv) Entities
TRANSAMERICA LIFE (BERMUDA) LTD	S2	10/8/2018	$815,587	N	N	I

Total SSAP No. 97 8b(iv) Entities	—	—	$815,587	—	—	—

Total SSAP No. 97 8b Entities (except 8bi entities)	—	—	$832,058	—	—	—

Aggregate Total	—	—	$832,058	—	—	—

*	S1 – Sub1, S2 – Sub2 or RDF – Resubmission of Disallowed Filing
**	I – Immaterial or M – Material
(1)	NAIC Valuation Amount is as of the Filing Date to the NAIC

The Company reports an investment in the following insurance SCAs for which the reported statutory equity reflects a departure from NAIC SAP. Each of the insurance SCAs listed in the table below reflects an admitted asset, equal to the value of the letter of credit provided by an unaffiliated company, whereas this would not be an admitted asset recognized by SSAP No. 4, Assets and Non Admitted Assets.

LIICA Re II, Inc.	Excess of loss reinsurance asset
Pine Falls Re (PFRe)	Letter of credit
MLIC Re I, Inc. (MLIC Re)	Letter of credit

Transamerica Life Insurance Company

Notes to Financial Statements – Statutory Basis

(Dollars in Thousands, Except per Share amounts)

The Company has two Limited Purpose Subsidiaries (LPS) with prescribed practices whereby under Iowa Administrative Code 191-99.11(3), the LPS are entitled to admit the following assets that would not be admissible under the NAIC SAP:

TLIC Oakbrook Reinsurance, Inc. (TORI)	Credit linked note
TLIC Watertree Reinsurance, Inc. (TWRI)	Excess of loss reinsurance asset

The monetary effect on net income and surplus as a result of using an accounting practice that differed from NAIC SAP, the amount of the investment in the insurance SCA per reported statutory equity, and amount of the investment if the insurance SCA has completed statutory financial statements in accordance with the NAIC SAP. The SCAs are valued in the Company’s financial statements at zero in accordance with SSAP No. 97.

	Monetary Effect on NAIC SAP		Amount of Investment
SCA Entity (Investments in Insurance SCA Entities)	Net Income Increase (Decrease)	Surplus Increase (Decrease)	Per Reported Statutory Equity	If the Insurance SCA Had Completed Statutory Financial Statements*
LIICA Re II**	$—	$(2,298,765)	$—	$—
Pine Falls Re**	—	(1,100,000)	—	—
MLIC Re**	—	(770,000)	—	—
TLIC Oakbrook Reinsurance, Inc.	—	(3,383,614)	1,238,107	—
TLIC Watertree Reinsurance, Inc.	—	(858,258)	544,597	—

*	Per AP&P Manual (without permitted or prescribed practices)
**	The SCA is valued at zero in the Company’s financial statements

Had the above SCA entities not been permitted to recognize the letters of credit, excess of loss reinsurance assets, or the credit linked note as admitted assets in the financial statements, the risk-based capital would have been below the mandatory control level which would have triggered a regulatory event.

Information regarding the Company’s affiliated reinsurance transactions is available in Note 8. Reinsurance.

Information regarding the Company’s affiliated guarantees is available in Note 14. Commitments and Contingencies.

14. Commitments and Contingencies

At December 31, 2019 and 2018, the Company has mortgage loan commitments of $177,098 and $238,370, respectively.

The Company has contingent commitments of $732,478 and $718,870 as of December 31, 2019 and 2018, respectively, to provide additional funding for various joint ventures, partnerships, and limited liability companies, which includes LIHTC commitments of $26,728 and $55,107, respectively.

Transamerica Life Insurance Company

Notes to Financial Statements – Statutory Basis

(Dollars in Thousands, Except per Share amounts)

The Company leases office buildings and equipment under various non-cancelable operating lease agreements. Rental expense for the years 2019 and 2018 was $12,478 and $11,086, respectively.

Private placement commitments outstanding as of December 31, 2019 and 2018 were $81,493 and $78,516, respectively.

The Company sold $101,473 and $1,658 of “to-be-announced” (TBA) securities as of December 31, 2019 and 2018, respectively. Due to different counterparties, the receivable related to these TBAs was not reclassed.

The Company may pledge cash as collateral for derivative transactions. When cash is pledged as collateral, it is derecognized and a receivable is recorded to reflect the eventual return of that cash by the counterparty. The amount of cash collateral pledged by the Company as of December 31, 2019 and 2018, respectively, was $80,993 and $6,782.

At December 31, 2019 and 2018, securities in the amount of $46,975 and $254,930, respectively, were posted to the Company as collateral from derivative counterparties. The securities were not included on the Company’s balance sheets as the Company does not have the ability to sell or repledge the collateral.

The Company has provided back-stop guarantees for the performance of non-insurance affiliates or subsidiaries that are involved in the guaranteed sale of investments in low-income housing tax credit partnerships. The nature of the obligation is to provide third party investors with a minimum guaranteed annual and cumulative return on their contributed capital which is based on tax credits and tax losses generated from the low income housing tax credit partnerships. Guarantee payments arise if low income housing tax credit partnerships experience unexpected significant decreases in tax credits and tax losses or there are compliance issues with the partnerships. A significant portion of the remaining term of the guarantees is between 13-18 years. In the event the Company is required to make a payment under this guarantee, the payment would be reflected in the Company’s financial statements as a decrease in net investment income. No payments are required as of December 31, 2019. The current assessment of risk of making payments under these guarantees is remote.

The Company has guaranteed to the Monetary Authority of Singapore (MAS) that it will provide adequate funds to make up for any liquidity shortfall in its wholly-owned foreign life insurance subsidiary, Transamerica Life Bermuda LTD (TLB) (Singapore Branch), and continue to meet, pay and settle all present and future obligations of TLB. As of December 31, 2019, there is no payment or performance risk because TLB has adequate liquidity as of this date.

The Company has guaranteed to the Hong Kong Insurance Authority that it will provide the financial support to TLB for maintaining TLB’s solvency at all times so as to enable TLB to promptly meet its obligations and liabilities. If at any time the value of TLB’s assets do not exceed its liabilities by the prevailing acceptable level of solvency, the Company will increase the

Transamerica Life Insurance Company

Notes to Financial Statements – Statutory Basis

(Dollars in Thousands, Except per Share amounts)

paid up share capital of TLB or provide financial assistance to TLB to maintain the acceptable level of solvency. An acceptable level of solvency is net assets at one hundred and fifty percent of the required margin of solvency as stipulated under the Insurance Companies (Margin of Solvency) Regulation. As of December 31, 2019, there is no payment or performance risk because TLB is able to meet its obligations and has assets in excess of its liabilities by the prevailing level of solvency as of this date.

The Company has guaranteed that TLB will (1) maintain tangible net worth of at least equal to the greater of 165% of Standard & Poor’s Risk-Based Capital and the minimum required by regulatory authorities in all jurisdictions in which TLB operates, (2) have, at all times, sufficient cash to pay all contractual obligations in a timely manner and (3) have a maximum operating leverage ratio of 20 times. TLIC can terminate this agreement upon thirty days written notice, but not until TLB attains a rating from Standard & Poor’s the same as without the support from this agreement, or the entire book of TLB business is transferred provided that it is transferred to an entity with a rating from S&P that is the same as or better than TLIC’s then current rating or AA, whichever is lower. As of December 31, 2019, there is no payment or performance risk because TLB has adequate tangible net worth, sufficient cash to meet its obligations and an operating leverage ratio not in excess of 20 times as of this date.

The Company is not able to estimate the financial statement impact or the maximum potential amount of future payments it could be required to make under these three guarantees as they are considered to be unlimited under the provisions of SSAP No. 5R.

The Company has provided a guarantee to TLB’s (Singapore Branch) policyholders. If TLB fails to pay a valid claim solely by reason of it becoming insolvent as defined by Bermuda law, then the Company shall pay directly to the policy owner or named beneficiary the amount of the valid claim. At December 31, 2019 and 2018, TLB holds related statutory-basis policy and claim reserves of $2,334,649 and $2,212,527, respectively, which would be the maximum potential amount of future payments the Company could be required to make under this guarantee. In the event the Company is required to make a payment under this guarantee, the payment would be reflected in the Company’s financial statements as an increase to incurred claims. As of December 31, 2019, there is no payment or performance risk because TLB is not insolvent as of this date.

The Company has provided a guarantee to TLB’s (Hong Kong Branch) policyholders. If TLB fails to pay a valid claim solely by reason of it becoming insolvent as defined by Bermuda law, then the Company shall pay directly to the policy owner or named beneficiary the amount of the valid claim. At December 31, 2019 and 2018, TLB policies covered by this guarantee would have resulted in US statutory policy and claim reserves of $3,585,273 and $3,458,012, respectively, which would represent a fair measure of the maximum potential amount of future payments the Company under this guarantee based on the US statutory reserve requirements. TLB is a subsidiary of the Company and TLB has invested assets supporting these policies which mitigates this risk. In the event the Company is required to make a payment under this guarantee, the payment would be reflected in the Company’s financial statements as an increase to incurred claims. As of December 31, 2019, there is no payment or performance risk because TLB is not insolvent as of this date.

Transamerica Life Insurance Company

Notes to Financial Statements – Statutory Basis

(Dollars in Thousands, Except per Share amounts)

The Company did not recognize a liability for any of the TLB guarantees due to the adoption of SSAP No. 5R, as a liability is not required for guarantees to or on behalf of a wholly-owned subsidiary. Management monitors TLB’s financial condition, and there are no indications that TLB will become insolvent. As such, management feels the risk of payment under these guarantees on behalf of TLB is remote.

The Company is a party to a fee agreement with TLB whereby the Company continues to provide the guarantees with respect to TLB described in the paragraphs above. The Company received $577 and $587 under this agreement in 2019 and 2018, respectively.

The Company has provided guarantees for the obligations of noninsurance affiliates who have accepted assignments of structured settlement payment obligations from other insurers and purchase structured settlement insurance policies from subsidiaries of the Company that match those obligations. The guarantees made by the Company are specific to each structured settlement contract and vary in date and duration of the obligation. These are numerous and are backed by the reserves established by the Company to represent the present value of the future payments for those contracts. The direct statutory reserve established at December 31, 2019 and 2018 for the total payout block is $3,154,349 and $3,235,571, respectively. As this reserve is already recorded on the balance sheets of the Company, there was no additional liability recorded due to the adoption of SSAP No. 5R.

During 2019, the Company entered into an agreement with Aegon USA Realty Advisors, LLC to commit to purchase certain tax credit investments up to a maximum of $100,000. Under the terms of the agreement, the Company provides certain commitments to purchase tax credit investments that are part of tax credit funds in the event certain conditions are met. The Company did not acquire any tax credit investments during 2019 under this agreement. As of December 31, 2019, the commit to purchase amount is $47,890.

The following table provides an aggregate compilation of guarantee obligations as of December 31, 2019 and 2018:

	December 31
	2019	2018
Aggregate maximum potential of future payments of all guarantees (undiscounted)	$5,919,933	$5,670,570

Current liability recognized in financial statements:
Noncontingent liabilities	—	—

Contingent liabilities	—	—

Ultimate financial statement impact if action required:
Incurred claims	5,919,922	5,670,539
Other	11	31

Total impact if action required	$5,919,933	$5,670,570

Transamerica Life Insurance Company

Notes to Financial Statements – Statutory Basis

(Dollars in Thousands, Except per Share amounts)

The Company is a member of the FHLB of Des Moines. Through its membership, the Company has conducted business activity (borrowings) with the FHLB. It is part of the Company’s strategy to utilize these funds for asset and liability management and spread lending purposes. The Company has determined the actual/estimated long-term maximum borrowing capacity as $3,472,120. The Company calculated this amount in accordance with the terms and conditions of agreement with FHLB of Des Moines.

At December 31, 2019 and 2018, the Company purchased/owned the following FHLB stock as part of the agreement:

	Year Ended December 31
	2019	2018
Membership Stock:
Class A	$—	$—
Class B	10,000	10,000
Activity Stock	32,800	123,400
Excess Stock	—	—

Total	$42,800	$133,400

At December 31, 2019 and 2018, Membership Stock (Class A and B) Eligible for Redemption and the anticipated timeframe for redemption was as follows:

	Less Than 6 Months	6 Months to Less Than 1 Year	1 to Less Than 3 Years	3 to 5 Years
December 31, 2019
Membership Stock
Class A	$—	$—	$—	$—
Class B	—	—	—	10,000

Total	$—	$—	$—	$10,000

	Less Than 6 Months	6 Months to Less Than 1 Year	1 to Less Than 3 Years	3 to 5 Years
December 31, 2018
Membership Stock
Class A	$—	$—	$—	$—
Class B	—	—	—	10,000

Total	$—	$—	$—	$10,000

Transamerica Life Insurance Company

Notes to Financial Statements – Statutory Basis

(Dollars in Thousands, Except per Share amounts)

At December 31, 2019 and 2018, the amount of collateral pledged and the maximum amount pledged to the FHLB was as follows:

	Fair Value	Carry Value
December 31, 2019
Total Collateral Pledged	$1,334,507	$1,259,059
Maximum Collateral Pledged	4,031,902	4,029,873

	Fair Value	Carry Value
December 31, 2018
Total Collateral Pledged	$4,379,240	$4,405,503
Maximum Collateral Pledged	5,176,835	5,131,250

At December 31, 2019 and 2018, the borrowings from the FHLB were as follows:

	December 31, 2019		December 31, 2018
	General Account	Funding Agreements Reserves Established	General Account	Funding Agreements Reserves Established
Debt[1]	$820,000	$—	$2,820,000	$—
Funding agreements[2]	—	—	265,000	266,742

Total	$820,000	$—	$3,085,000	$266,742

1 The maximum amount of borrowing during 2019 was $2,695,000

2 The maximum amount of borrowing during 2019 was $0

As of December 31, 2019, the weighted average interest rate on FHLB advances was 2.183% with a weighted average term of 2.3 years. As of December 31, 2018, the weighted average interest rate on FHLB advances was 2.602% with a weighted average term of 4.3 years.

At December 31, 2019, the borrowings from the FHLB were not subject to prepayment penalties.

The Company has issued synthetic GIC contracts to benefit plan sponsors totaling $1,953,828 and $1,905,244 as of December 31, 2019 and 2018, respectively. A synthetic GIC is an off-balance sheet fee-based product sold primarily to tax qualified plans, where the plan sponsor retains ownership and control of the related plan assets and the Company provides book value benefit responsiveness to qualified participant withdrawals, in the event withdrawals requested exceeds plan cash flows. In certain contracts, the Company agrees to make advances to meet benefit withdrawal needs and earns a market interest rate on these advances. A periodically adjusted contract-crediting rate is a means by which investment and benefit responsiveness experience is passed through to participants. In return for the book value benefit responsiveness guarantee, the Company receives a premium that varies based on such elements as benefit responsiveness exposure and contract size. The Company underwrites the plans for the possibility of having to make benefit payments and also must agree to the investment guidelines ensuring the appropriate credit quality and cash flow. Funding requirements to date have been minimal and management does not anticipate any future material funding requirements to have a material impact on the reported financial results. In compliance with statutory guidelines, no reserves were recorded at December 31, 2019.

Transamerica Life Insurance Company

Notes to Financial Statements – Statutory Basis

(Dollars in Thousands, Except per Share amounts)

The Company is party to legal proceedings involving a variety of issues incidental to its business, including class action lawsuits. Lawsuits may be brought in any federal or state court in the United States or in an arbitral forum. In addition, there continues to be significant federal and state regulatory activity relating to financial services companies. The Company’s legal proceedings are subject to many variables, and given their complexity and scope, outcomes cannot be predicted with certainty. Although legal proceedings sometimes includes substantial demands for compensatory and punitive damages, and injunctive relief, damages arising from such demands are typically not to be material to the Company’s financial position.

The Company has been named in class actions and individual lawsuits relating to increases in monthly deduction rates (MDR) on universal life products. The Company continues to defend against various lawsuits initiated by opt outs of one federal class action filed in the Central District of California that was settled in 2018 and approved in 2019. While the settlement has been administered for participating class members, the Company continues to hold a provision for opt out policyholder litigation. The Company also continues to defend other class actions and individual actions relating to MDR increases on different blocks of universal life insurance policies.

The Company is subject to insurance guaranty laws in the states in which it writes business. These laws provide for assessments against insurance companies for the benefit of policyholders and claimants in the event of insolvency of other insurance companies. Assessments are charged to operations when received by the Company, except where right of offset against other taxes paid is allowed by law. Amounts available for future offsets are recorded as an asset on the Company’s balance sheets. The future obligation for known insolvencies has been accrued based on the most recent information available from the National Organization of Life and Health Insurance Guaranty Associations. Potential future obligations for unknown insolvencies are not determinable by the Company and are not required to be accrued for financial reporting purposes. The Company has established a reserve of $7,066 and $7,893 and an offsetting premium tax benefit $5,402 and $6,198 at December 31, 2019 and 2018, respectively, for its estimated share of future guaranty fund assessments related to several major insurer insolvencies. The guaranty fund (benefit) expense was $2,296, $400 and $216, for the years ended December 31, 2019, 2018 and 2017, respectively.

15. Sales, Transfer, and Servicing of Financial Assets and Extinguishments of Liabilities

The Company is party to municipal repurchase agreements which were established via bilateral trades and accounted for as secured borrowings. For municipal repurchase agreements, the Company rigorously manages asset/liability risks via an integrated risk management framework. The Company’s liquidity position is monitored constantly, and factors heavily in the management of the asset portfolio. Projections comparing liquidity needs to available resources in both adverse and routine scenarios are refreshed monthly. The results of these projections on time horizons ranging from 16 months to 24 months are the basis for the near-term liquidity planning. This liquidity model excludes new business (non applicable for the spread business), renewals and other sources of cash and assumes all liabilities are paid off on the earliest dates required. Interest rate risk is carefully managed, in part through rigorously defined and monitored derivatives programs.

Transamerica Life Insurance Company

Notes to Financial Statements – Statutory Basis

(Dollars in Thousands, Except per Share amounts)

The following tables provide information on the securities sold under the municipal repurchase agreements for four quarters of 2019 and 2018:

December 31, 2019
	First Quarter	Second Quarter	Third Quarter	Fourth Quarter
Maximum Amount
BACV	XXX	XXX	XXX	$113,025
Fair Value	$218,538	$207,007	$231,989	$125,603
Ending Balance
BACV	XXX	XXX	XXX	$113,025
Fair Value	$170,891	$207,007	$231,989	$125,603

December 31, 2018
	First Quarter	Second Quarter	Third Quarter	Fourth Quarter
Maximum Amount
BACV	XXX	XXX	XXX	$215,269
Fair Value	$171,138	$190,768	$225,811	$225,409
Ending Balance
BACV	XXX	XXX	XXX	$205,405
Fair Value	$171,138	$188,120	$225,811	$217,575

	2019			2018
	NAIC 1	NAIC 2	Total	NAIC 1	NAIC 2	Total
Bonds—BACV	$111,825	$1,200	$113,025	$193,398	$12,007	$205,405
Bonds—FV	124,403	1,200	125,603	205,526	12,049	217,575

These securities have maturity dates that range from 2020 to 2097.

Transamerica Life Insurance Company

Notes to Financial Statements – Statutory Basis

(Dollars in Thousands, Except per Share amounts)

The following table provides information on the cash collateral received and liability to return collateral under the municipal repurchase agreements for four quarters of 2019 and 2018:

December 31, 2019
	First Quarter	Second Quarter	Third Quarter	Fourth Quarter
Maximum Amount
Cash	$125,952	$157,496	$174,120	$99,794
Ending Balance (1)
Cash	$125,952	$154,345	$78,286	$97,858

(1)	The remaining collateral held was greater than 90 days from contractual maturity.

December 31, 2018
	First Quarter	Second Quarter	Third Quarter	Fourth Quarter
Maximum Amount
Cash	$122,018	$152,634	$167,228	$98,835
Ending Balance
Cash	$121,892	$148,082	$78,013	$95,515

The Company enters into dollar repurchase agreements in which securities are delivered to the counterparty once adequate collateral has been received. At December 31, 2019 and 2018, the Company had dollar repurchase agreements outstanding in the amount of $450,208 and $215,483, respectively, which is included in borrowed money on the balance sheets. Those amounts include accrued interest of $1,379 and $1,125, at December 31, 2019 and 2018, respectively. At December 31, 2019, securities with a book value of $550,333 and a fair value of $551,504 were subject to dollar repurchase agreements. These securities have maturity dates that range from October 1, 2034 to October 1, 2049. At December 31, 2018, securities with a book value of $371,260 and a fair value of $368,256 were subject to dollar repurchase agreements. The Company does not have the legal right to recall or substitute the underlying assets prior to the transaction’s scheduled termination. Upon scheduled termination, the counterparty is obligated to return substantially similar assets.

The contractual maturities of the dollar repurchase agreement positions are as follows:

	Fair Value
	2019	2018
Open	$448,829	$214,357

Total	448,829	214,357
Securities received	—	—

Total collateral received	$448,829	$214,357

Transamerica Life Insurance Company

Notes to Financial Statements – Statutory Basis

(Dollars in Thousands, Except per Share amounts)

In the course of the Company’s asset management, securities are sold and reacquired within 30 days of the sale date to enhance the Company’s yield on its investment portfolio. The details by NAIC designation 3 or below of securities sold during 2019 and reacquired within 30 days of the sale date are:

	Number of Transactions	Book Value of Securities Sold	Cost of Securities Repurchased	Gains (Losses)
Common stocks	6	$26	$12	$17

16. Reconciliation to Statutory Statement

The following is a reconciliation of amounts previously reported to the Iowa Department of Financial Regulation in the 2019 Annual Statement, to those reported in the accompanying statutory-basis financial statements:

	December 31
	2019	2018
Balance Sheets
Total assets as reported in the Company’s Annual Statement	$130,191,350	$124,175,952
Increase in other assets	23,416	—
Increase in net deferred income tax asset	8,660	—

Total assets as reported in the accompanying audited statutory basis balance sheet	$130,223,426	$124,175,952

Total liabilities as reported in the Company’s Annual Statement	$123,630,600	$117,898,517
Increase in other liabilities	23,416	—
Increase in aggregate reserves for policies and contracts	41,240	—

Total liabilities as reported in the accompanying audited statutory basis balance sheet	$123,695,256	$117,898,517

Total capital and surplus as reported in the Company’s Annual Statement	$6,560,750	$6,277,435
Decrease in premiums	—	(14,950)
Increase in change in aggregate reserves	(41,240)	—
Increase in change in net deferred income tax asset	8,660	—
Increase in other changes—net	—	14,950

Total capital and surplus as reported in the accompanying audited statutory basis balance sheet	$6,528,170	$6,277,435

Statements of Operations
Statutory net income as reported in the Company’s Annual Statement	$3,335,262	$(1,408,868)
Decrease in premiums and other considerations	(653,203)	(635,470)
Decrease in fee revenue and other income	—	(5,700)
Decrease in surrender benefits	653,203	618,170
Increase in change in aggregate reserves	(41,240)	—
Increase in federal income tax (benefit) expense	—	(8,050)

Total net income as reported in the accompanying audited statutory basis statement of operations	$3,294,022	$(1,423,818)

The reconciling differences to the Annual Statement is driven by Management’s decision to revise prior year amounts. Please refer to Revision to Prior Years in Note 3 for further details.

Transamerica Life Insurance Company

Notes to Financial Statements – Statutory Basis

(Dollars in Thousands, Except per Share amounts)

Other adjustments relate to actuarial modeling errors and reclassification errors. The Company considered the impacts of each of these errors to be not material both individually and in the aggregate and concluded that none were significant for individual categorization herein.

17. Subsequent Events

The financial statements are adjusted to reflect events that occurred between the balance sheets date and the date when the financial statements are available to be issued, provided they give evidence of conditions that existed at the balance sheets date (Type I). The Company has not identified any Type I subsequent events for the year ended December 31, 2019 through April 27, 2020.

Events that are indicative of conditions that arose after the balance sheets date are disclosed, but do not result in an adjustment of the financial statements themselves (Type II). The Company has identified Type II subsequent events for the year ended December 31, 2019.

Since January 2020, the Coronavirus disease (COVID-19) outbreak is causing disruption to business, markets, and industry. The Company is continuously monitoring the market, and the economic factors that impact the Company, to proactively manage the associated risks. At this point, management believes that the most significant risks the Company faces are related to financial markets (particularly credit, equity, and interest rates risks), and underwriting risks (particularly related to mortality, morbidity and policyholder behavior). As of the audit report release date, the Company continues to monitor and evaluate the impacts of the COVID-19 crisis on the Company’s 2020 results through the use of sensitivities and stress testing. While it is too early to provide long-term impacts, if any, management has determined the Company remains strongly capitalized with RBC remaining within target limits set by the capital management policy.

The Company is defending a class action lawsuit and individual lawsuits relating to increases in MDR on universal life products. A settlement announced in the class action lawsuit in early April 2020 will result in the establishment of an estimated $94,000 reserve, which will be reflected in the Company’s first quarter of 2020 results. If the settlement is ultimately approved by the court, the Company expects to fund the settlement in third or fourth quarter of 2020.

Transamerica Life Insurance Company

Appendix A – Listing of Affiliated Companies

Transamerica Corporation

EIN: 42-1484983

AFFILIATIONS SCHEDULE

YEAR ENDED DECEMBER 31, 2019

Attachment to Note 9

Entity Name	FEIN
Transamerica Corporation	42-1484983
Aegon Asset Management Services Inc	39-1884868
Aegon Direct Marketing Services Inc	42-1470697
Aegon Financial Services Group Inc	41-1479568
Aegon Institutional Markets Inc	61-1085329
Aegon Management Company	35-1113520
Aegon USA Real Estate Services Inc	61-1098396
Aegon USA Realty Advisors of CA	20-5023693
AFSG Securities Corporation	23-2421076
AUSA Properties Inc	27-1275705
Commonwealth General Corporation	51-0108922
Creditor Resources Inc	42-1079584
CRI Solutions Inc	52-1363611
Financial Planning Services Inc	23-2130174
Garnet Assurance Corporation	11-3674132
Garnet Assurance Corporation II	14-1893533
Garnet Assurance Corporation III	01-0947856
Intersecurities Ins Agency	42-1517005
LIICA RE II	20-5927773
Massachusetts Fidelity Trust	42-0947998
MLIC RE I Inc	01-0930908
Money Services Inc	42-1079580
Monumental General Administrators Inc	52-1243288
Pearl Holdings Inc I	20-1063558
Pearl Holdings Inc II	20-1063571
Pine Falls Re Inc	26-1552330
Real Estate Alternatives Portfolio 3A Inc	20-1627078
River Ridge Insurance Company	20-0877184
Short Hills Management	42-1338496
Stonebridge Benefit Services Inc	75-2548428
Stonebridge Reinsurance Company	61-1497252
TCF Asset Management Corp	84-0642550

Transamerica Life Insurance Company

Appendix A – Listing of Affiliated Companies (continued)

Transamerica Corporation

EIN: 42-1484983

AFFILIATIONS SCHEDULE

YEAR ENDED DECEMBER 31, 2019

Attachment to Note 9

Entity Name	FEIN
TCFC Air Holdings Inc	32-0092333
TCFC Asset Holdings Inc	32-0092334
TLIC Oakbrook Reinsurance Inc.	47-1026613
TLIC Riverwood Reinsurance Inc	45-3193055
TLIC Watertree Reinsurance, Inc.	81-3715574
Tranasmerica Advisors Life Insurance Company	91-1325756
Transamerica Accounts Holding Corp	36-4162154
Transamerica Affinity Services Inc	42-1523438
Transamerica Affordable Housing Inc	94-3252196
Transamerica Agency Network Inc	61-1513662
Transamerica Asset Management	59-3403585
Transamerica Capital Inc	95-3141953
Transamerica Casualty Insurance Company	31-4423946
Transamerica Commercial Finance Corp I	94-3054228
Transamerica Consumer Finance Holding Company	95-4631538
Transamerica Corporation (OREGON)	98-6021219
Transamerica Distribution Finance Overseas Inc	36-4254366
Transamerica Finance Corporation	95-1077235
Transamerica Financial Advisors	59-2476008
Transamerica Financial Life Insurance Company	36-6071399
Transamerica Fund Services Inc	59-3403587
Transamerica Home Loan	95-4390993
Transamerica International Re (Bermuda) Ltd	98-0199561
Transamerica Investors Securities Corp	13-3696753
Transamerica Leasing Holdings Inc	13-3452993
Transamerica Life Insurance Company	39-0989781
Transamerica Pacific Insurance Co Ltd	94-3304740
Transamerica Premier Life Insurance Company	52-0419790
Transamerica Resources Inc	52-1525601
Transamerica Small Business Capital Inc	36-4251204
Transamerica Stable Value Solutions Inc	27-0648897
Transamerica Vendor Financial Services Corporation	36-4134790

Transamerica Life Insurance Company

Appendix A – Listing of Affiliated Companies (continued)

Transamerica Corporation

EIN: 42-1484983

AFFILIATIONS SCHEDULE

YEAR ENDED DECEMBER 31, 2019

Attachment to Note 9

Entity Name	FEIN
United Financial Services Inc	52-1263786
WFG China Holdings Inc	20-2541057
World Fin Group Ins Agency of Massachusetts Inc	04-3182849
World Financial Group Inc	42-1518386
World Financial Group Ins Agency of Hawaii Inc	99-0277127
World Financial Group Insurance Agency of WY Inc	42-1519076
World Financial Group Insurance Agency	95-3809372
Zahorik Company Inc	95-2775959
Zero Beta Fund LLC	26-1298094

Statutory-Basis Financial

Statement Schedules

Transamerica Life Insurance Company

Summary of Investments – Other Than

Investments in Related Parties

(Dollars in Thousands)

December 31, 2019

SCHEDULE I

Type of Investment	Cost (1)	Fair Value	Amount at Which Shown in the Balance Sheet (2)
Fixed maturities
Bonds:
United States government and government agencies and authorities	$4,124,054	$5,081,559	$4,306,199
States, municipalities and political subdivisions	1,315,704	1,407,331	1,315,705
Foreign governments	349,796	369,821	349,796
Hybrid securities	396,942	440,640	396,942
All other corporate bonds	19,066,967	21,344,844	19,043,825
Preferred stocks	115,659	109,845	111,630

Total fixed maturities	25,369,122	28,754,040	25,524,097
Equity securities
Common stocks:
Industrial, miscellaneous and all other	58,311	80,789	80,789

Total equity securities	58,311	80,789	80,789
Mortgage loans on real estate	5,096,613		5,096,613
Real estate	51,546		51,546
Policy loans	1,099,596		1,099,596
Other long-term investments	1,072,720		1,072,720
Receivable for securities	18,535		18,535
Securities lending	1,246,827		1,246,827
Cash, cash equivalents and short-term investments	1,453,503		1,453,503

Total investments	$35,466,773		$35,644,226

(1)	Equity securities are reported at original cost. Fixed maturities are reported at original cost reduced by repayments and adjusted for amortization of premiums and accrual of discounts.
(2)

United States government and corporate bonds of $19,690 are held at fair value rather than amortized cost due to having an NAIC 6 rating. Two preferred stock securities are held at fair value of $1,037 due to having an NAIC 4 and 5 ratings.

Transamerica Life Insurance Company

Supplementary Insurance Information

(Dollars in Thousands)

SCHEDULE III

	Future Policy Benefits and Expenses	Unearned Premiums	Policy and Contract Liabilities	Premium Revenue	Net Investment Income*	Benefits, Claims Losses and Settlement Expenses	Other Operating Expenses*
Year ended December 31, 2019
Individual life	$10,421,944	$—	$341,604	$1,006,977	$642,673	$1,171,877	$422,774
Individual health	80,537	92,813	27,401	100,145	10,837	55,956	229,548
Group life and health	1,527,571	20,356	76,891	595,324	94,785	202,901	212,660
Annuity	14,094,715	—	33,330	10,443,660	896,030	13,853,202	(2,991,668)

	$26,124,767	$113,169	$479,226	$12,146,106	$1,644,325	$15,283,936	$(2,126,686)

Year ended December 31, 2018
Individual life	$11,337,912	$—	$378,855	$87,370	$746,129	$1,605,665	$803,671
Individual health	86,822	92,364	30,578	106,230	25,370	65,813	193,680
Group life and health	1,512,345	21,075	81,403	638,938	95,911	306,199	276,705
Annuity	14,244,431	—	37,065	9,980,980	658,084	16,182,017	(3,230,310)
Other	—	—	—	—	141,678	—	—

	$27,181,510	$113,439	$527,901	$10,813,518	$1,667,172	$18,159,694	$(1,956,254)

Year ended December 31, 2017
Individual life	$10,967,747	$—	$279,234	$(7,804,573)	$(1,001,846)	$(1,700,459)	$519,906
Individual health	100,420	91,784	27,176	(1,489,124)	1,344,780	(4,084,846)	(885,516)
Group life and health	1,528,445	23,229	100,510	508,023	238,217	(36,386)	186,023
Annuity	14,355,269	—	27,887	5,271,506	1,497,683	9,199,357	(2,544,778)
Other	—	—	—	—	437,448	—	—

	$26,951,881	$115,013	$434,807	$(3,514,168)	$2,516,282	$3,377,666	$(2,724,365)

*	Allocations of net investment income and other operating expenses are based on a number of assumptions and estimates, and the results would change if different methods were applied.

Transamerica Life Insurance Company

Reinsurance

(Dollars in Thousands)

SCHEDULE IV

	Gross Amount	Ceded to Other Companies	Assumed From Other Companies	Net Amount	Percentage of Amount Assumed to Net
Year ended December 31, 2019
Life insurance in force	$503,852,244	$774,726,771	$421,298,647	$150,424,120	280%

Premiums:
Individual life	$2,582,854	$2,821,951	$1,246,074	$1,006,977	124%
Individual health	529,850	432,873	3,168	100,145	3%
Group life and health	704,156	109,598	766	595,324	0%
Annuity	10,756,542	394,566	81,684	10,443,660	1%

	$14,573,402	$3,758,988	$1,331,692	$12,146,106	11%

Year ended December 31, 2018
Life insurance in force	$976,929,481	$831,268,672	$1,204	$145,662,013	0%

Premiums:
Individual life	$2,460,547	$3,668,683	$1,295,506	$87,370	1483%
Individual health	532,131	429,165	3,264	106,230	3%
Group life and health	753,426	131,816	17,328	638,938	3%
Annuity	10,102,616	199,520	77,884	9,980,980	1%

	$13,848,720	$4,429,184	$1,393,982	$10,813,518	13%

Year ended December 31, 2017
Life insurance in force	$537,551,597	$887,853,357	$484,570,357	$134,268,597	361%

Premiums:
Individual life	$2,452,523	$11,837,526	$1,580,429	$(7,804,574)	-20%
Individual health	530,052	2,022,968	3,792	(1,489,124)	0%
Group life and health	802,090	321,533	27,466	508,023	5%
Annuity	9,424,428	4,218,194	65,273	5,271,507	1%

	$13,209,093	$18,400,221	$1,676,960	$(3,514,168)	-48%

18. Subsequent Events (Unaudited)

Additional subsequent events have been evaluated for disclosure through September 28, 2020.

On May 15, 2020, TPLIC paid a dividend to its parent company, CGC, in the amount of $700,000. CGC then contributed this amount to TLIC. The dividend and contribution included $76,604 in cash and $623,396 in securities.

On June 30, 2020, the Company received $96,035 from TFLIC as consideration for TFLIC’s repurchase of its remaining 1,254 common stock shares held by the Company. The shares were redeemed at par of $125 per share with total par value of $157 and paid-in surplus of $95,878.

On June 30, 2020, the Company, Transamerica Pacific Re, Inc. (TPRe), a newly formed AXXX captive and affiliate, and TPIC entered into a novation agreement whereby the Company consented to the assignment, transfer and novation of TPIC’s obligations under the TLIC/TPIC universal life coinsurance agreements to TPRe. The novation resulted in no gain or loss. The Company then entered into a recapture agreement with TPRe to recapture universal life insurance risks for consideration of $2,124,341 equal to the statutory reserves recaptured resulting in no gain or loss. With approval from the IID, subsequent to the novation and the recapture on June 30, 2020, the Company and TPRe amended the agreements whereby the secondary guarantee is retained by TPRe.

Effective July 1, 2020, the Company entered into a reinsurance agreement with Wilton Reassurance Company to novate corporate owned life insurance policies previously issued by the company to TPLIC. The company novated $173,052 of reserves and claim reserves and paid a ceding commission of $7,400. The transaction resulted in a pre-tax loss of $7,400 which has been included in the Statements of Operations.

Effective October 1, 2020, the Company will merger with TPLIC, an Iowa domiciled affiliate, and MLIC Re, a Vermont domiciled affiliate, with the Company emerging as the surviving entity per the Plan of Merger which was approved by the Iowa Insurance Department and the Department of Financial Regulation of Vermont.

FINANCIAL STATEMENTS – STATUTORY BASIS

AND SUPPLEMENTARY INFORMATION

Transamerica Premier Life Insurance Company

Years Ended December 31, 2019, 2018 and 2017

Transamerica Premier Life Insurance Company

Financial Statements – Statutory Basis

and Supplementary Information

Years Ended December 31, 2019, 2018 and 2017

2

Report of Independent Auditors

To the Board of Directors of

Transamerica Premier Life Insurance Company

We have audited the accompanying statutory-basis financial statements of Transamerica Premier Life Insurance Company (the “Company”), which comprise the balance sheets – statutory basis as of December 31, 2019 and 2018, and the related statements of operations – statutory basis, of changes in capital and surplus – statutory basis, and of cash flow – statutory basis for each of the three years in the period ended December 31, 2019.

Management’s Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of the financial statements in accordance with the accounting practices prescribed or permitted by the Iowa Insurance Division. Management is also responsible for the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditors’ Responsibility

Our responsibility is to express an opinion on the financial statements based on our audits. We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on our judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, we consider internal control relevant to the Company’s preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Basis for Adverse Opinion on U.S. Generally Accepted Accounting Principles

As described in Note 2 to the financial statements, the financial statements are prepared by the Company on the basis of the accounting practices prescribed or permitted by the Iowa Insurance Division, which is a basis of accounting other than accounting principles generally accepted in the United States of America.

The effects on the financial statements of the variances between the statutory basis of accounting described in Note 2 and accounting principles generally accepted in the United States of America, although not reasonably determinable, are presumed to be material.

Adverse Opinion on U.S. Generally Accepted Accounting Principles

In our opinion, because of the significance of the matter discussed in the “Basis for Adverse Opinion on U.S. Generally Accepted Accounting Principles” paragraph, the financial statements referred to above do not present fairly, in accordance with accounting principles generally accepted in the United States of America, the financial position of the Company as of December 31, 2019 and 2018 or the results of its operations or its cash flows for each of the three years in the period ended December 31, 2019.

Opinion on Statutory Basis of Accounting

In our opinion, the financial statements referred to above present fairly, in all material respects, the admitted assets, liabilities and surplus of the Company as of December 31, 2019 and 2018 and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2019, in accordance with the accounting practices prescribed or permitted by the Iowa Insurance Division described in Note 2.

Other Matter

Our audit was conducted for the purpose of forming an opinion on the statutory basis financial statements taken as a whole. The Supplemental Schedule of Selected Statutory - Basis Financial Data, Supplemental Schedule of Investment Risks Interrogatories – Statutory Basis, and Summary Investment Schedule – Statutory Basis (collectively, the “supplemental schedules”) of the Company as of December 31, 2019 and for the year then ended are presented to comply with the National Association of Insurance Commissioners’ Annual Statement Instructions and Accounting Practices and Procedures Manual and for purposes of additional analysis and are not a required part of the statutory-basis financial statements. The supplemental schedules are the responsibility of management and were derived from and relate directly to the underlying accounting and other records used to prepare the statutory-basis financial statements. The supplemental schedules have been subjected to the auditing procedures applied in the audit of the statutory-basis financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the statutory-basis financial statements or to the statutory-basis financial statements themselves and other additional procedures, in accordance with auditing standards generally accepted in the United States of America. In our opinion, the supplemental schedules are fairly stated, in all material respects, in relation to the statutory-basis financial statements taken as a whole.

/s/PricewaterhouseCoopers LLP

Chicago, Illinois

April 20, 2020

2

Transamerica Premier Life Insurance Company

Balance Sheets – Statutory Basis

(Dollars in Thousands)

	December 31
	2019	2018
Admitted assets
Cash, cash equivalents and short-term investments	$728,220	$902,074
Bonds	17,877,965	16,814,750
Preferred stocks	4,955	9,958
Common stocks	158,426	150,617
Mortgage loans on real estate	2,737,109	2,436,202
Real estate	187,639	217,646
Policy loans	962,408	936,884
Securities lending reinvested collateral assets	757,186	575,155
Derivatives	25,531	34,933
Other invested assets	1,039,664	808,423

Total cash and invested assets	24,479,103	22,886,642

Accrued investment income	226,564	219,256
Premiums deferred and uncollected	151,139	176,727
Funds held by reinsurer	524,067	453,319
Net deferred income tax asset	231,249	238,949
Other assets	396,237	365,474
Separate account assets	26,508,334	23,296,139

Total admitted assets	$52,516,693	$47,636,506

Liabilities and capital and surplus
Aggregate reserves for policies and contracts	$17,894,601	$16,965,724
Policy and contract claim reserves	463,716	434,245
Liability for deposit-type contracts	356,309	584,693
Other policyholders’ funds	9,790	11,304
Transfers from separate accounts due or accrued	(26,478)	(41,964)
Funds held under reinsurance treaties	641,858	689,145
Asset valuation reserve	384,650	317,840
Interest maintenance reserve	1,039,810	1,110,342
Derivatives	81,072	61,290
Payable for collateral under securitites loaned and other transactions	959,484	695,892
Borrowed money	1,434,416	1,290,299
Other liabilities	468,195	256,398
Separate account liabilities	26,508,334	23,296,139

Total liabilities	50,215,757	45,671,347

Capital and surplus
Common stock	10,137	10,137
Preferred stock	—	—
Treasury stock	—	—
Surplus notes	60,000	160,000
Paid-in surplus	1,057,861	1,057,857
Special surplus funds	1,334	—
Unassigned surplus	1,171,604	737,165

Total capital and surplus	2,300,936	1,965,159

Total liabilities and capital and surplus	$52,516,693	$47,636,506

See accompanying notes.

3

Transamerica Premier Life Insurance Company

Statements of Operations – Statutory Basis

(Dollars in Thousands)

	Year Ended December 31
	2019	2018	2017
Revenues
Premiums and annuity considerations	$3,347,881	$3,550,022	$2,296,304
Net investment income	1,094,859	1,050,408	879,492
Commissions, expense allowances, and reserve adjustments on reinsurance ceded	(170,748)	(144,423)	239,322
Fee revenue and other income	362,101	417,003	335,473

Total revenue	4,634,093	4,873,010	3,750,591

Benefits and expenses
Death benefits	384,956	376,460	339,863
Accident and health benefits	831,058	828,511	1,049,960
Annuity benefits	318,391	258,654	289,541
Surrender benefits	1,939,577	1,176,594	1,071,731
Other benefits	60,302	67,143	68,312
Net increase (decrease) in reserves	961,715	790,001	3,400,067
Commissions	512,527	628,139	1,210,260
Net transfers to (from) separate accounts	(1,261,078)	(332,080)	(161,346)
Modified coinsurance reserve adjustment assumed	(7,160)	(13,365)	(4,855,921)
IMR adjustment due to reinsurance	—	—	714,351
General insurance expenses and other	510,442	453,327	453,186

Total benefits and expenses	4,250,730	4,233,384	3,580,004

Gain (loss) from operations before dividends and federal income taxes	383,363	639,626	170,587

Dividends to policyholders	1,030	1,025	1,081

Gain (loss) from operations before federal income taxes	382,333	638,601	169,506
Federal income tax (benefit) expense	39,259	30,372	903,151

Net gain (loss) from operations	343,074	608,229	(733,645)
Net realized capital gains (losses), after tax and amounts transferred to interest maintenance reserve	229,130	(71,838)	411,452

Net income (loss)	$572,204	$536,391	$(322,193)

See accompanying notes.

4

Transamerica Premier Life Insurance Company

Statements of Changes in Capital and Surplus – Statutory Basis

(Dollars in Thousands)

	Class A Common Stock	Class B Common Stock	Surplus Notes	Paid-in Surplus	Special Surplus Funds	Unassigned Surplus	Total Capital and Surplus
Balance at January 1, 2017	$7,364	$2,773	$160,000	$710,131	$2,105	$795,304	$1,677,677
Net income (loss)	—	—	—	—	—	(322,193)	(322,193)
Change in net unrealized capital gains/losses, net of taxes	—	—	—	—	—	(23,101)	(23,101)
Change in net deferred income tax asset	—	—	—	—	—	(39,231)	(39,231)
Change in nonadmitted assets	—	—	—	—	—	(16,230)	(16,230)
Change in reserve on account of change in valuation basis	—	—	—	—	—	42,157	42,157
Change in asset valuation reserve	—	—	—	—	—	(64,645)	(64,645)
Change in surplus as a result of reinsurance	—	—	—	—	—	322,858	322,858
Dividends to stockholders	—	—	—	—	—	(350,000)	(350,000)
Capital Contribution	—	—	—	350,000	—	—	350,000
Other changes - net	—		—	(2,221)	1,580	2,416	1,775

Balance at December 31, 2017	7,364	2,773	160,000	1,057,910	3,685	347,335	1,579,067
Net income (loss)	—	—	—	—	—	536,391	536,391
Change in net unrealized capital gains/losses, net of taxes	—	—	—	—	—	36,958	36,958
Change in net deferred income tax asset	—	—	—	—	—	7,833	7,833
Change in nonadmitted assets	—	—	—	—	—	20,283	20,283
Change in reserve on account of change in valuation basis	—	—	—	—	—	(7,030)	(7,030)
Change in asset valuation reserve	—	—	—	—	—	(27,727)	(27,727)
Change in surplus as a result of reinsurance	—	—	—	—	—	(179,574)	(179,574)
Other changes - net	—	—	—	(53)	(3,685)	2,696	(1,042)

Balance at December 31, 2018	$7,364	$2,773	$160,000	$1,057,857	$—	$737,165	$1,965,159

5

Transamerica Premier Life Insurance Company

Statements of Changes in Capital and Surplus – Statutory Basis (continued)

(Dollars in Thousands)

	Class A Common Stock	Class B Common Stock	Surplus Notes	Paid-in Surplus	Special Surplus Funds	Unassigned Surplus	Total Capital and Surplus
Balance at December 31, 2018	$7,364	$2,773	$160,000	$1,057,857	$—	$737,165	$1,965,159
Net income (loss)	—	—	—	—	—	572,204	572,204
Change in net unrealized capital gains/losses, net of tax	—	—	—	—	—	51,698	51,698
Change in net deferred income tax asset	—	—	—	—	—	10,084	10,084
Change in nonadmitted assets	—	—	—	—	—	14,015	14,015
Change in reserve on account of change in valuation basis	—	—	—	—	—	30,452	30,452
Change in asset valuation reserve	—	—	—	—	—	(66,810)	(66,810)
Change in surplus as a result of reinsurance	—	—	—	—	—	(181,854)	(181,854)
Change in surplus notes	—		(100,000)	—			(100,000)
Dividends to stockholders	—		—	—	—	(8,444)	(8,444)
Other changes - net	—	—	—	4	1,334	13,094	14,432

Balance at December 31, 2019	$7,364	$2,773	$60,000	$1,057,861	$1,334	$1,171,604	$2,300,936

See accompanying notes.

6

Transamerica Premier Life Insurance Company

Statements of Cash Flow – Statutory Basis

(Dollars in Thousands)

	Year Ended December 31
	2019	2018	2017
Operating activities
Premiums and annuity considerations	$3,374,817	$3,573,062	$3,605,127
Net investment income	1,049,463	988,075	719,246
Other income	119,112	184,835	208,482
Benefit and loss related payments	(3,470,951)	(2,617,277)	(2,662,734)
Net transfers from separate accounts	1,276,609	344,666	180,649
Commissions and operating expenses	(1,151,522)	(1,242,500)	(1,119,469)
Dividends paid to policyholders	(1,091)	—	—
Federal income taxes (paid) received	(25,440)	(1,009,824)	(14,189)

Net cash provided by operating activities	1,170,997	221,037	917,112

Investing activities
Proceeds from investments sold, matured or repaid	3,850,764	4,220,254	3,939,238
Costs of investments acquired	(5,233,742)	(4,906,476)	(4,461,555)
Net increase (decrease) in policy loans	(25,524)	(11,481)	997

Net cost of investments acquired	(5,259,266)	(9,346,512)	(4,460,558)

Net cash provided by (used in) investing activities	(1,408,502)	(697,703)	(521,320)

Financing and miscellaneous activities
Capital and paid in surplus, less treasury stock	$(100,000)	$—	$—
Capital contribution received (returned)	4	149,947	200,000
Dividends to stockholders	—	—	(350,000)
Net deposits (withdrawals) on deposit-type contracts	(237,635)	(155,020)	(138,376)
Net change in borrowed money	144,774	(188,058)	127,948
Net change in payable for collateral under securities lending and other transactions	182,031	146,987	(130,411)
Other cash (applied) provided	74,478	(56,482)	168,040

Net cash provided by (used in) financing and miscellaneous activities	63,651	(102,626)	(122,799)

Net increase (decrease) in cash, cash equivalents and short-term investments	(173,854)	(579,292)	272,993
Cash, cash equivalents and short-term investments:
Beginning of year	902,074	1,481,366	1,208,373

End of year	$728,220	$902,074	$1,481,366

See accompanying notes.

7

Transamerica Premier Life Insurance Company

Statements of Cash Flow (supplemental) – Statutory Basis

(Dollars in Thousands)

	Year Ended December 31
	2019	2018	2017
Supplemental disclosures of cash flow information
Significant non-cash activities during the year not included in the Statutory Statements of Cash Flow
Transfer of bonds and mortgage loans related to reinsurance agreement with third party	$—	$—	$2,593,112
Receipt of bonds, mortgage loans, and derivatives related to affiliated reinsurance amendment	—	—	5,650,741
Tranfer of bonds to settle reinsurance obligations	—	—	22,479
Dividend received from subsidiary	11,270	30,000	100,000
Contribution receivable from parent	—	—	150,000
Asset transfer of ownership between hedge funds	—	—	88,481
Release of funds withheld related to affiliated reinsurance recapture	—	—	—
Investments received for insured securities losses	—	30,032	—
Noncash contribution (distribution) to affiliate	(8,444)	1,360	—
Noncash return of capital from affiliate	—	5,912	—
Noncash transaction on sale of real estate	(540)	—	—

8

Transamerica Premier Life Insurance Company

Notes to Financial Statements – Statutory Basis

(Dollars in Thousands, Except per Share amounts)

December  31, 2019

1. Organization and Nature of Business

Transamerica Premier Life Insurance Company (the Company, formerly known as Monumental Life Insurance Company) is a stock life insurance company owned by Commonwealth General Corporation (CGC). CGC is an indirect, wholly-owned subsidiary of AEGON N.V., a holding company organized under the laws of The Netherlands.

The Company sells a full line of insurance products, including individual, credit, group, indexed universal life, variable universal life and variable annuities, annuity, long term care insurance, and accident and health policies as well as investment products, including guaranteed investment contracts. The Company is licensed in 49 states, the District of Columbia, Guam, and Puerto Rico. Sales of the Company’s products are through agents, brokers, financial planners, independent representatives, financial institutions, stockbrokers and direct response methods. The majority of the Company’s new life insurance, and a portion of new annuities, are written through an affiliated marketing organization.

2. Basis of Presentation and Summary of Significant Accounting Policies

The accompanying financial statements have been prepared in conformity with accounting practices prescribed or permitted by the Iowa Insurance Division (IID), which practices differ from accounting principles generally accepted in the United States of America (GAAP).

Use of Estimates

The preparation of financial statements of insurance companies requires management to make estimates and assumptions that affect amounts reported in the financial statements and accompanying notes. Such estimates and assumptions could change in the future as more information becomes known, which could impact the amounts reported and disclosed herein.

The effects of the following variances from GAAP on the accompanying statutory-basis financial statements have not been determined by the Company, but are presumed to be material. Significant accounting policies and variances from GAAP are as follows:

Investments

Investments in bonds, except those to which the Securities Valuation Office (SVO) of the NAIC has ascribed a NAIC designation of 6, are reported at amortized cost using the interest method. Bonds containing call provisions, except make-whole call provisions, are amortized to the call or maturity value/date which produces the lowest asset value, often referred to as yield-to-worst method. Bonds ascribed a NAIC designation of 6 are reported at the lower of amortized cost or fair value with unrealized gains and losses reported in changes in capital and surplus. Prepayment penalty or acceleration fees received in the event a bond is liquidated prior to its scheduled termination date are reported as investment income.

9

Transamerica Premier Life Insurance Company

Notes to Financial Statements – Statutory Basis

(Dollars in Thousands, Except per Share amounts)

Hybrid securities, as defined by the NAIC, are securities designed with characteristics of both debt and equity and provide protection to the issuer’s senior note holders. These securities meet the definition of a bond, in accordance with SSAP No. 26R, Bonds, and therefore, are reported at amortized cost or fair value based upon their NAIC rating.

For GAAP, such fixed maturity investments would be designated at purchase as held-to-maturity, trading or available-for-sale. Held-to-maturity fixed investments would be reported at amortized cost, and the remaining fixed maturity investments would be reported at fair value with unrealized holding gains and losses reported in earnings for those designated as trading and as a separate component of other comprehensive income (OCI) for those designated as available-for-sale.

Single class and multi-class mortgage-backed/asset-backed securities are valued at amortized cost using the interest method, including anticipated prepayments, except for those with an initial NAIC designation of 6, which are valued at the lower of amortized cost or fair value. These securities are adjusted for the effects of changes in prepayment assumptions on the related accretion of discount or amortization of premium using either the retrospective or prospective methods. Prepayment assumptions are obtained from dealer surveys or internal estimates and are based on the current interest rate and economic environment. For statutory reporting, the retrospective adjustment method is used to value all such securities, except principal-only and interest-only securities, which are valued using the prospective method.

For GAAP, all securities purchased or retained that represent beneficial interests in securitized assets, other than high credit quality securities, are adjusted using the prospective method when there is a change in estimated future cash flows. If high credit quality securities are adjusted, the retrospective method is used.

The Company closely monitors below investment grade holdings and investment grade issuers where the Company has concerns to determine if an other-than-temporary impairment (OTTI) has occurred. The Company also regularly monitors industry sectors. The Company considers relevant facts and circumstances in evaluating whether the impairment is other-than-temporary including: (1) the probability of the Company collecting all amounts due according to the contractual terms of the security in effect at the date of acquisition; (2) the Company’s decision to sell a security prior to its maturity at an amount below its carrying amount; and (3) the Company’s ability to hold a structured security for a period of time to allow for recovery of the value to its carrying amount. Additionally, financial condition, near term prospects of the issuer and nationally recognized credit rating changes are monitored. Non-structured securities in unrealized loss positions that are considered other-than-temporary are written down to fair value. The Company will record a charge to the statements of operations for the amount of the impairment.

For structured securities, cash flow trends and underlying levels of collateral are monitored. An OTTI is considered to have occurred if the fair value of the structured security is less than its amortized cost basis and the entity intends to sell the security or the entity does not have the intent and ability to hold the security for a period of time sufficient to recover the amortized cost basis. An OTTI is also considered to have occurred if the discounted estimated future cash flows are less than the amortized cost basis of the security and the security is in an unrealized loss position. Structured securities considered other-than-

10

Transamerica Premier Life Insurance Company

Notes to Financial Statements – Statutory Basis

(Dollars in Thousands, Except per Share amounts)

temporarily impaired are written down to discounted estimated cash flows if the impairment is the result of cash flow analysis. If the Company has an intent to sell or lack of ability to hold a structured security, it is written down to fair value. The Company will record a charge to the statements of operations for the amount of the impairments.

For GAAP, if it is determined that a decline in fair value is other-than-temporary and the entity intends to sell the security or more likely than not will be required to sell the security before recovery of its amortized cost basis less any current period credit loss, the OTTI is recognized in earnings equal to the entire difference between the amortized cost basis and its fair value at the impairment date. If the entity does not intend to sell the security or the entity will likely not be required to sell the security before recovery, the OTTI should be separated into a) the amount representing the credit loss, which is recognized in earnings, and b) the amount related to all other factors, which is recognized in OCI, net of applicable taxes.

Investments in both affiliated and unaffiliated preferred stocks in good standing (those with NAIC designations RP1 to RP3 and P1 to P3), are reported at cost or amortized cost, depending on the characteristics of the securities. Investments in preferred stocks not in good standing (those with NAIC designations RP4 to RP6 and P4 to P6), are reported at the lower of cost, amortized cost, or fair value, depending on the characteristics of the securities. The related net unrealized capital gains and losses for all NAIC designations are reported in changes in capital and surplus.

Common stocks of affiliated noninsurance subsidiaries are reported based on underlying audited GAAP equity. The net change in the subsidiaries’ equity is included in net unrealized capital gains or losses and are reported in changes in capital and surplus.

Common stocks of unaffiliated companies, which include shares of mutual funds, are reported at fair value and the related net unrealized capital gains or losses are reported in changes in capital and surplus.

The Company owns stock issued by the Federal Home Loan Bank (FHLB), which is only redeemable at par, and its fair value is presumed to be par, unless other-than-temporarily impaired.

If the Company determines that a decline in the fair value of a common stock or a preferred stock is other-than-temporary, the Company writes it down to fair value as the new cost basis and the amount of the write down is accounted for as a realized loss in the statements of operations. The Company considers the following factors in determining whether a decline in value is other-than-temporary: (a) the financial condition and prospects of the issuer; (b) whether or not the Company has made a decision to sell the investment; and (c) the length of time and extent to which the value has been below cost.

Mortgage loans are reported at unpaid principal balances, less an allowance for impairment. A mortgage loan is considered to be impaired when it is probable that the Company will be unable to collect all principal and interest amounts due according to the contractual terms of the mortgage agreement. When management determines the impairment is other-than-temporary, the mortgage loan is written down to realizable value and a realized loss is recognized. Prepayment penalty or acceleration fees received in the event a loan is liquidated prior to its scheduled termination date are reported as investment income.

11

Transamerica Premier Life Insurance Company

Notes to Financial Statements – Statutory Basis

(Dollars in Thousands, Except per Share amounts)

Valuation allowances are established for mortgage loans, if necessary, based on the difference between the net value of the collateral, determined as the fair value of the collateral less estimated costs to obtain and sell, and the recorded investment in the mortgage loan. Under GAAP, such allowances are based on the present value of expected future cash flows discounted at the loan’s effective interest rate or, if foreclosure is probable, on the estimated fair value of the collateral.

The initial valuation allowance and subsequent changes in the allowance for mortgage loans are charged or credited directly to unassigned surplus as part of the change in asset valuation reserve (AVR), rather than being included as a component of earnings as would be required under GAAP.

Land is reported at cost. Real estate occupied by the Company is reported at depreciated cost net of encumbrances. Real estate held for the production of income is reported at depreciated cost net of related obligations. Real estate the Company classifies as held for sale is measured at lower of carrying amount or fair value less cost to sell. Depreciation is calculated on a straight-line basis over the estimated useful lives of the properties. The Company recognizes an impairment loss if the Company determines that the carrying amount of the real estate is not recoverable and exceeds its fair value. The Company deems that the carrying amount of the asset is not recoverable if the carrying amount exceeds the sum of undiscounted cash flows expected to result from the use and disposition. The impairment loss is measured as the amount by which the asset’s carrying value exceeds its fair value.

Investments in real estate are reported net of related obligations rather than on a gross basis as for GAAP. Real estate owned and occupied by the Company is included in investments rather than reported as an operating asset as under GAAP, and investment income and operating expenses for statutory reporting include rent for the Company’s occupancy of those properties. Changes between depreciated cost and admitted amounts are credited or charged directly to unassigned surplus rather than to income as would be required under GAAP.

The Company has interests in joint ventures and limited partnerships. The Company carries these investments based on its interest in the underlying audited GAAP equity of the investee.

For a decline in the fair value of an investment in a joint venture or limited partnership which is determined to be other-than-temporary, the Company writes it down to fair value as the new cost basis and the amount of the write down is accounted for as a realized loss in the statements of operations. The Company considers an impairment to have occurred if it is probable that the Company will be unable to recover the carrying amount of the investment or if there is evidence indicating inability of the investee to sustain earnings which would justify the carrying amount of the investment.

The Company’s investment in reverse mortgages is recorded net of an appropriate actuarial reserve. The actuarial reserve is calculated using the projected cash flows from the reverse mortgage product. Assumptions used in the actuarial model include an estimate of current home values, projected cash flows from the realization of the appreciated value of the property from its eventual sale (subject to certain limitations in the contract), mortality and termination rates based on group annuity mortality tables adjusted for the Company’s experience and a constant interest rate environment.

12

Transamerica Premier Life Insurance Company

Notes to Financial Statements – Statutory Basis

(Dollars in Thousands, Except per Share amounts)

Investments in Low Income Housing Tax Credit (LIHTC) properties are valued at amortized cost. Tax credits are recognized in operations in the tax reporting year in which the tax credit is utilized by the Company. The carrying value is amortized over the life of the investment. Amortization is calculated as a ratio of the current year tax credits and tax benefits compared to the total expected tax credits and tax benefits over the life of the investment.

Cash equivalents are short-term highly liquid investments with original maturities of three months or less (principally stated at amortized cost) or money market mutual funds which are reported at fair value.

Short-term investments include investments with remaining maturities of one year or less at the time of acquisition and are principally stated at amortized cost.

Policy loans are reported at unpaid principal balances.

Realized capital gains and losses are determined using the specific identification method and are recorded net of related federal income taxes. Changes in admitted asset carrying amounts of bonds, mortgage loans, common and preferred stocks are credited or charged directly to unassigned surplus.

Interest income is recognized on an accrual basis. The Company does not accrue income on bonds in default, mortgage loans on real estate in default and/or foreclosure or which are delinquent more than twelve months, or real estate where rent is in arrears for more than three months. Income is also not accrued when collection is uncertain. Due and accrued amounts determined to be uncollectible are written off through the statements of operations.

Valuation Reserve

Under a formula prescribed by the NAIC, the Company defers the portion of realized capital gains and losses on sales of fixed income investments, principally bonds and mortgage loans, attributable to changes in the general level of interest rates and amortizes those deferrals into net investment income over the remaining period to maturity of the bond or mortgage loan based on groupings of individual securities sold in five year bands. The net deferral is reported as the interest maintenance reserve (IMR) in the accompanying balance sheets. Realized capital gains and losses are reported in income net of federal income tax and transfers to the IMR. Under GAAP, realized capital gains and losses are reported in the statements of operations on a pre-tax basis in the period that the assets giving rise to the gains or losses are sold.

The AVR provides a valuation allowance for invested assets. The AVR is determined by an NAIC prescribed formula with changes reflected directly in unassigned surplus; AVR is not recognized for GAAP.

In 2019, the NAIC revised the AVR Factors (basic contribution, reserve objective and maximum reserve) to be consistent with the Risk Based Capital (RBC) after-tax factors, which were amended in 2018 as a result of federal tax reform. The AVR factor changes are effective for year-end 2019. As of December 31, 2019, the factor changes decreased Capital and Surplus by $54,607. The changes were recorded to the Change in Asset Valuation Reserve line of the Statements of Changes in Capital and Surplus.

13

Transamerica Premier Life Insurance Company

Notes to Financial Statements – Statutory Basis

(Dollars in Thousands, Except per Share amounts)

Derivative Instruments

Overview: The Company may use various derivative instruments (swaps and futures) to manage risks related to its ongoing business operations. On the transaction date of the derivative instrument, the Company designates the derivative as either (A) hedging (fair value, foreign currency fair value, cash flow, foreign currency cash flow, forecasted transactions, or net investment in a foreign operation), (B) replication, (C) income generation, or (D) held for other investment/risk management activities, which do not qualify for hedge accounting under SSAP No. 86 - Derivatives.

(A)

Derivative instruments used in hedging transactions that meet the criteria of an effective hedge are valued and reported in a manner that is consistent with the hedged asset or liability (amortized cost or fair value). Embedded derivatives are not accounted for separately from the host contract. Derivative instruments used in hedging transactions that do not meet or no longer meet the criteria of an effective hedge are accounted for at fair value, and the changes in the fair value are recorded in unassigned surplus as unrealized gains or losses. Under GAAP, the effective and ineffective portions of a single hedge are accounted for separately, and the change in fair value for cash flow hedges is credited or charged directly to a separate component of OCI rather than to income as required for fair value hedges, and an embedded derivative within a contract that is not clearly and closely related to the economic characteristics and the risk of the host contract is accounted for separately from the host contract and valued and reported at fair value.

(B)

Derivative instruments are also used in replication (synthetic asset) transactions. A replication transaction is a derivative transaction entered into conjunction with a cash instrument to reproduce the investment characteristics of an otherwise permissible investment. In these transactions, the derivative is accounted for in a manner consistent with the cash instrument and replicated asset. For GAAP, the derivative is reported at fair value, with the changes in fair value reported in income.

(C)

Derivative instruments used in income generation relationships are accounted for on a basis that is consistent with the associated covered asset or underlying interest to which the derivative relates (amortized cost or fair value).

(D)	Derivative instruments held for other investment/risk management activities are measured at fair value with value adjustments recorded in unassigned surplus.

Derivative instruments are subject to market risk, which is the possibility that future changes in market prices may make the instruments less valuable. The Company uses derivatives as hedges; consequently, when the value of the hedged asset or liability changes, the value of the hedging derivative is expected to move in the opposite direction. Market risk is a consideration when changes in the value of the derivative and the hedged item do not completely offset (correlation or basis risk) which is mitigated by active measuring and monitoring.

The Company is exposed to credit-related losses in the event of non-performance by counterparties to derivative instruments, but it does not expect any counterparties to fail to meet their obligations given

14

Transamerica Premier Life Insurance Company

Notes to Financial Statements – Statutory Basis

(Dollars in Thousands, Except per Share amounts)

their high credit rating of ‘BBB’ or better. The credit exposure of interest rate swaps and currency swaps is represented by the fair value of contracts, aggregated at a counterparty level, with a positive fair value at the reporting date. The Company has entered into collateral agreements with certain counterparties wherein the counterparty is required to post assets on the Company’s behalf. The posted amount is equal to the difference between the net positive fair value of the contracts and an agreed upon threshold that is based on the credit rating of the counterparty. Inversely, if the net fair value of all contracts with this counterparty is negative, then the Company is required to post assets instead.

Instruments:

Interest rate swaps are the primary derivative financial instruments used in the overall asset/liability management process to modify the interest rate characteristics of the underlying asset or liability. These interest rate swaps generally provide for the exchange of the difference between fixed and floating rate amounts based on an underlying notional amount. Typically, no cash is exchanged at the outset of the swap contract and a single net payment is exchanged each due date. Swaps that meet hedge accounting rules are carried in a manner consistent with the hedged item, generally at amortized cost, on the financial statements. If the swap is terminated prior to maturity, proceeds are exchanged equal to the fair value of the contract. These gains and losses may be included in IMR or AVR if the underlying instrument receives that treatment. Swaps not meeting hedge accounting rules are carried at fair value with fair value adjustments recorded in unassigned surplus.

Interest rate basis swaps are used in the overall asset/liability management process to modify the interest rate characteristics of the underlying liability to mitigate the basis risk of assets and liabilities resetting on different indices. These interest rate swaps generally provide for the exchange of the difference between a floating rate on one index to a floating rate of another index, based upon an underlying notional amount. Typically, no cash is exchanged at the outset of the swap contract and a single net payment is exchanged at each due date. Swaps meeting hedge accounting rules are carried in a manner consistent with the hedged item, generally at amortized cost, in the financial statements. If the swap is terminated prior to maturity, proceeds are exchanged equal to the fair value of the contract. These gains and losses may be included in IMR or AVR if the underlying instrument receives that treatment. Swaps not meeting hedge accounting rules are carried at fair value with fair value adjustments recorded in unassigned surplus.

Cross currency swaps are utilized to mitigate risks when the Company holds foreign denominated assets or liabilities; therefore, converting the asset or liability to a U.S. dollar denominated security. These cross currency swap agreements involve the exchange of two principal amounts in two different currencies at the prevailing currency rate at contract inception. During the life of the swap, the counterparties exchange fixed or floating rate interest payments in the swapped currencies. At maturity, the principal amounts are again swapped at a pre-determined rate of exchange. Each asset or liability is hedged individually where the terms of the swap must meet the terms of the hedged instrument. For swaps qualifying for hedge accounting, the premium or discount is amortized into income over the life of the contract, and the foreign currency translation adjustment is recorded as unrealized gain/loss in capital and surplus. Swaps not meeting hedge accounting rules are carried at fair value with fair value adjustments recorded in capital and surplus. If a swap is terminated prior to maturity, proceeds are exchanged equal to the fair value of the contract. These gains and losses may be included in IMR or AVR if the hedged instrument receives that treatment.

15

Transamerica Premier Life Insurance Company

Notes to Financial Statements – Statutory Basis

(Dollars in Thousands, Except per Share amounts)

Total return swaps are used in the asset/liability management process to mitigate the market risk on minimum guarantee insurance contracts linked to an index. These total return swaps generally provide for the exchange of the difference between fixed leg (tied to the Standard & Poor’s (S&P) or other global market financial index) and floating leg (tied to the London Interbank Offered Rate (LIBOR)) amounts based on an underlying notional amount (also tied to the underlying index). Typically, no cash is exchanged at the outset of the swap contract and a single net payment is exchanged each due date. Swaps that meet hedge accounting rules are carried in a manner consistent with the hedged item, generally at amortized cost, in the financial statements. If the swap is terminated prior to maturity, proceeds are exchanged equal to the fair value of the contract. These gains and losses may be included in IMR or AVR if the underlying instrument receives that treatment. Swaps not meeting hedge accounting rules are carried at fair value with fair value adjustments recorded in capital and surplus.

Variance swaps are used in the asset/liability management process to mitigate the gamma risk created when the Company has issued minimum guarantee insurance contracts linked to an index. These variance swaps are similar to volatility options where the underlying index provides for the market value movements. Variance swaps do not accrue interest. Typically, no cash is exchanged at the outset of initiating the variance swap, and a single receipt or payment occurs at the maturity or termination of the contract. Variance swaps that meet hedge accounting rules are carried in a manner consistent with the hedged item, generally at amortized cost, on the financial statements. If terminated prior to maturity, proceeds are exchanged equal to the fair value of the contract. These gains and losses may be included in IMR or AVR if the underlying instrument receives that treatment. Swaps not meeting hedge accounting rules are carried at fair value with fair value adjustments recorded in capital and surplus.

Futures contracts are used to hedge the liability risk when the Company issues products providing the customer a return based on various global market indices. Futures are marked to market on a daily basis whereby a cash payment is made or received by the Company. These payments are recognized as realized gains or losses in the financial statements.

The Company may sell products with expected benefit payments extending beyond investment assets currently available in the market. Because assets will have to be purchased in the future to fund future liability cash flows, the Company is exposed to the risk of future investments made at lower yields than what is assumed at the time of pricing. Forward-starting interest rate swaps are utilized to lock-in the current forward rate. The accrual of income begins at the forward date, rather than at the inception date. These forward-starting swaps meet hedge accounting rules and are carried at cost in the financial statements. Gains and losses realized upon termination of the forward-starting swap are deferred and used to adjust the basis of the asset purchased in the hedged forecasted period. The basis adjustment is then amortized into income as a yield adjustment to the asset over its life.

The Company replicates investment grade corporate bonds or sovereign debt by combining a highly rated security as a cash component with a written credit default swap which, in effect, converts the high quality asset into an investment grade corporate asset or a sovereign debt. The benefits of using the swap market to replicate credit include possible enhanced relative values as well as ease of executing larger transactions in a shortened time frame. Generally, a premium is received by the Company on a periodic basis and recognized in investment income. In the event the representative issuer defaults on its debt obligation referenced in the contract, a payment equal to the notional amount of the contract will be made by the Company and recognized as a capital loss.

16

Transamerica Premier Life Insurance Company

Notes to Financial Statements – Statutory Basis

(Dollars in Thousands, Except per Share amounts)

Securities Lending Assets and Liabilities

The Company loans securities to third parties under agent-managed securities lending programs accounted for as secured borrowings. Cash collateral received which may be sold or repledged by the Company is reflected as a one-line entry on the balance sheet (securities lending reinvested collateral assets) and a corresponding liability is established to record the obligation to return the cash collateral. Non-cash collateral received which may not be sold or repledged is not recorded on the Company’s balance sheet. Under GAAP, the reinvested collateral is included within invested assets (i.e. it is not one-line reported).

Repurchase Agreements

For dollar repurchase agreements accounted for as secured borrowings, the Company receives cash collateral in an amount at least equal to the fair value of the securities transferred by the Company in the transaction as of the transaction date. The securities transferred are not removed from the balance sheet, and the cash received as collateral is invested as needed or used for general corporate purposes of the Company. A liability is established to record the obligation to return the cash collateral and included in Borrowed Money on the Balance Sheets.

Other Assets and Other Liabilities

Other assets consist primarily of general insurance accounts receivable, reinsurance receivable, and company owned life insurance. Other “admitted assets” are valued principally at cost, as required or permitted by Iowa Insurance Laws.

Other liabilities consist primarily of amounts withheld by the Company, payables for securities, and reinsurance payable.

Separate Accounts

The majority of the separate accounts held by the Company, primarily for individual policyholders, do not have minimum guarantees and the investment risks associated with the fair value changes are borne by the policyholder. Assets held in trust for purchases of variable universal life and variable annuity contracts and the Company’s corresponding obligation to the contract owners are shown separately in the balance sheet. The assets in the accounts, carried at estimated fair value, consist of underlying mutual fund shares, common stocks, long-term bonds and short-term investments. All variable account contracts are subject to discretionary withdrawal by the policyholder at the fair value of the underlying assets less the current surrender charge. Separate account contract holders have no claim against the assets of the general account.

Some of the Company’s separate accounts provide policyholders with a guaranteed return. In accordance with the guarantees provided, if the investment proceeds are insufficient to cover the rate of return guaranteed for the product, the policyholder proceeds will be remitted by the general account. These separate accounts are included in the general account due to the nature of the guaranteed return.

17

Transamerica Premier Life Insurance Company

Notes to Financial Statements – Statutory Basis

(Dollars in Thousands, Except per Share amounts)

Income and gains and losses with respect to the assets in the separate accounts accrue to the benefit of the contract owners and, accordingly, the operations of the separate accounts are not included in the accompanying financial statements.

Aggregate Reserves for Policies and Contracts

Life, annuity and accident and health benefit reserves are calculated by actuarial methods and are determined based on published tables using statutorily specified interest rates and valuation methods that will provide, in the aggregate, reserves that are greater than or equal to the minimum or guaranteed cash value, or the amount required by law. For direct business issued after October 1964, the Company waives deduction of deferred fractional premiums upon death of the insured and returns any portion of the final premium for periods beyond the month of death. For policies assumed during 1992 from former affiliates, Monumental General Insurance Company and Monumental Life Insurance Group, Inc., and for all business from company mergers occurring in 1998, the Company waives deduction of deferred fractional premium upon death of the insured and returns any portion of the final premium paid beyond the month of death. For fixed premium life insurance business resulting from company mergers occurring in 2004 and 2007, the Company waives deduction of deferred fractional premiums upon death of the insured and refunds portions of premiums unearned after the date of death. Where appropriate, the Company holds a non-deduction and/or refund reserve. The reserve for these benefits is computed using aggregate methods. The reserves are equal to the greater of the cash surrender value and the legally computed reserve.

In accordance with SSAP No. 51R, Life Contracts, and No. 54R, Individual and Group Accident and Health Contracts, the Company reports the amount of insurance, if any, for which the gross premiums are less than the net premiums according to the valuation standards and any related premium deficiency reserve established. Anticipated investment income is included as a factor in the health contract premium deficiency calculation.

For GAAP, policy reserves are calculated based on estimated expected experience or actual account balances.

Policy and Contract Claim Reserves

Claim reserves represent the estimated accrued liability for claims reported to the Company and claims incurred but not yet reported through the balance sheet date. These reserves are estimated using either individual case-basis valuations or statistical analysis techniques. These estimates are subject to the effects of trends in claim severity and frequency. The estimates are continually reviewed and adjusted as necessary as experience develops or new information becomes available.

18

Transamerica Premier Life Insurance Company

Notes to Financial Statements – Statutory Basis

(Dollars in Thousands, Except per Share amounts)

Deposit-Type Contracts

Deposit-type contracts do not incorporate risk from the death or disability of policyholders. These types of contracts may include guaranteed investment contracts (GICs), funding agreements, supplemental contracts and certain annuity contracts. Deposits and withdrawals on these contracts are recorded as a direct increase or decrease, respectively, to the liability balance and are not reported as premiums, benefits or changes in reserves in the statements of operations. Interest on these policies is reflected in other benefits.

Premiums and Annuity Considerations

Revenues for life and annuity policies with mortality or morbidity risk (including annuities with purchase rate guarantees) consist of the entire premium received. Benefits incurred represent surrenders and death benefits paid and the change in policy reserves. Under GAAP, for universal life policies, premiums received in excess of policy charges would not be recognized as premium revenue and benefits would represent interest credited to the account values and the excess of benefits paid over the policy account value. Under GAAP, for all annuity policies without significant mortality risk, premiums received and benefits paid would be recorded directly to the reserve liability using deposit accounting.

Policyholder Dividends

Policyholder dividends are recognized when declared rather than over the term of the related policies as would be required under GAAP.

Reinsurance

Reinsurance premiums, commissions, expense reimbursements and reserves related to reinsured business are accounted for on bases consistent with those used in accounting for the original policies and the terms of the reinsurance contracts. Gains associated with reinsurance of in force blocks of business are included in unassigned surplus and amortized into income as earnings emerge on the reinsured block of business. Premiums ceded and recoverable losses have been reported as a reduction of premium income and benefits, respectively. Policy liabilities and accruals are reported in the accompanying financial statements net of reinsurance ceded.

Any reinsurance amounts deemed to be uncollectible have been written off through a charge to operations. In addition, a liability for reinsurance balances would be established for unsecured policy reserves ceded to reinsurers not authorized to assume such business. Changes to the liability are credited or charged directly to unassigned surplus. Under GAAP, an allowance for amounts deemed uncollectible would be established through a charge to earnings.

Losses associated with an indemnity reinsurance transaction are reported within income when incurred rather than being deferred and amortized over the remaining life of the underlying reinsured contracts as would be required under GAAP.

19

Transamerica Premier Life Insurance Company

Notes to Financial Statements – Statutory Basis

(Dollars in Thousands, Except per Share amounts)

Policy and contract liabilities ceded to reinsurers have been reported as reductions of the related reserves rather than as assets as would be required under GAAP.

Commissions allowed by reinsurers on business ceded are reported as income when incurred rather than being deferred and amortized with deferred policy acquisition costs as required under GAAP.

Under GAAP, for certain reinsurance agreements whereby assets are retained by the ceding insurer (such as funds withheld or modified coinsurance) and a return is paid based on the performance of underlying investments, the assets and liabilities for these reinsurance arrangements must be adjusted to reflect the fair value of the invested assets. The NAIC SAP does not contain a similar requirement.

Deferred Income Taxes

The Company computes deferred income taxes in accordance with SSAP No. 101, Income Taxes. Unlike GAAP, SSAP 101 does not consider state income taxes in the measurement of deferred taxes. SSAP 101 also requires additional testing to measure gross deferred tax assets. The additional testing limits gross deferred tax asset admission to 1) the amount of federal income taxes paid in prior years recoverable through hypothetical loss carrybacks of existing temporary differences expected to reverse during a timeframe corresponding with the Internal Revenue Service tax loss carryback provisions, not to exceed three years, plus 2) the amount of remaining gross deferred tax assets expected to be realized within three years limited to an amount that is no greater than 15% of current period’s adjusted statutory capital and surplus, plus 3) the amount of remaining gross deferred tax assets that can be offset against existing gross deferred tax liabilities after considering character (i.e. ordinary versus capital) and reversal patterns. The Company’s reported deferred tax asset or liability is the sum of gross deferred tax assets admitted through this three part test plus the sum of all deferred tax liabilities.

Policy Acquisition Costs

The costs of acquiring and renewing business are expensed when incurred. Under GAAP, incremental costs directly related to the successful acquisition of insurance and investment contracts are deferred. For traditional life insurance and certain long-duration accident and health insurance, to the extent recoverable from future policy revenues, acquisition costs are deferred and amortized over the premium-paying period of the related policies using assumptions consistent with those used in computing policy benefit reserves. For universal life insurance and investment products, to the extent recoverable from future gross profits, deferred policy acquisition costs are amortized generally in proportion to the present value of expected gross profits from surrender charges and investment, mortality and expense margins.

Value of Business Acquired

Under GAAP, value of business acquired (VOBA) is an intangible asset resulting from a business combination that represents that excess of book value over the estimated fair value of acquired insurance, annuity, and investment-type contracts in-force at the acquisition date. The estimated fair value of the acquired liabilities is based on projections, by each block of business, of future contracts and contract changes, premiums, mortality and morbidity, separate account performance, surrenders, operation expenses, investment returns, nonperformance risk adjustment and other factors. VOBA is not recognized under the NAIC Accounting Practices and Procedures Manual (NAIC SAP).

20

Transamerica Premier Life Insurance Company

Notes to Financial Statements – Statutory Basis

(Dollars in Thousands, Except per Share amounts)

Goodwill

Goodwill is measured as the difference between the cost of acquiring the entity and the reporting entity’s share of the book value of the acquired entity. Goodwill is admitted subject to an aggregate limitation of ten percent of the capital and surplus in the most recently filed annual statement excluding electronic data processing equipment, operating system software, net deferred income tax assets and net positive goodwill. Excess goodwill is nonadmitted. Goodwill is amortized over ten years. Under GAAP, goodwill is measured as the excess of the consideration transferred plus the fair value of any noncontrolling interest in the acquiree at the acquisition date as compared to the fair values of the identifiable net assets acquired. Goodwill is not amortized but is assessed for impairment on an annual basis, or more frequently if circumstances indicate that a possible impairment has occurred.

Subsidiaries and Affiliated Companies

Investments in subsidiaries, controlled and affiliated companies (SCA) are stated in accordance with the Purposes and Procedures Manual of the NAIC SVO, as well as SSAP No. 97, Investments in Subsidiary, Controlled and Affiliated Entities.

The accounts and operations of the Company’s subsidiaries are not consolidated with the accounts and operations of the Company as would be required under GAAP. Dividends or distributions received from an investee are recognized in investment income when declared to the extent that they are not in excess of the undistributed accumulated earnings attributable to an investee. Changes in investments in SCA’s are recorded as a change to the carrying value of the investment with a corresponding amount recorded directly to unrealized gain/loss (capital and surplus).

Surplus Notes

Surplus notes are reported as surplus rather than as liabilities as would be required under GAAP.

Nonadmitted Assets

Certain assets designated as “nonadmitted”, primarily net deferred tax assets and other assets not specifically identified as an admitted asset within the NAIC SAP, are excluded from the accompanying balance sheets and are charged directly to unassigned surplus. Under GAAP, such assets are included in the balance sheet to the extent that they are not impaired.

Statements of Cash Flow

Cash, cash equivalents and short-term investments in the statements of cash flow represent cash balances and investments with initial maturities of one year or less and money market mutual funds. Under GAAP, the corresponding caption of cash and cash equivalents includes cash balances and investments with initial maturities of three months or less.

21

Transamerica Premier Life Insurance Company

Notes to Financial Statements – Statutory Basis

(Dollars in Thousands, Except per Share amounts)

3. Accounting Changes

The Company’s policy is to disclose as recent accounting pronouncements the adopted accounting guidance with a current year effective date that has been classified by the NAIC as a substantive change, as well as items classified as nonsubstantive changes that have had a material impact on the financial position or results of operations of the Company.

Recent Accounting Pronouncements

Effective January 1, 2019, the NAIC adopted revisions to SSAP No. 30, Unaffiliated Common Stock, which updated the definition of common stock to include SEC registered closed-end funds and unit investment trusts. The adoption of this guidance did not impact the financial position or results of operations of the Company.

Change in Valuation Basis

As of December 31, 2019, the Company has received IID approval on an approach for adoption of the NAIC 2020 Valuation Manual section 21 (VM-21) and related Risk Based Capital C3P2 changes documented in the VM-21 2020 NAIC Valuation Manual: Requirements for Principle-Based Reserves for Variable Annuities. The Company has elected to early adopt the VM-21 requirements for variable annuities effective December 31, 2019. The approved transition approach did not result in an adjustment to the Company’s historical statutory reporting or existing balances at the time of transition. The Company reported the decrease to the VM-21 reserve of $30,452. As of the date of transition, the Company is fully compliant with the provisions of VM-21.

Reclassifications

Certain amounts in prior year financial statement balances and footnote disclosures have been reclassified to conform to the current year presentation.

4. Fair Values of Financial Instruments

The fair value of a financial instrument is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date.

Determination of fair value

The fair values of financial instruments are determined by management after taking into consideration several sources of data. When available, the Company uses quoted market prices in active markets to determine the fair value of its investments. The Company’s valuation policy utilizes a pricing hierarchy which dictates that publicly available prices are initially sought from indices and third-party pricing services. In the event that pricing is not available from these sources, those securities are submitted to brokers to obtain quotes. Lastly, securities are priced using internal cash flow modeling techniques. These valuation methodologies commonly use reported trades, bids, offers, issuer spreads, benchmark yields, estimated prepayment speeds, and/or estimated cash flows.

22

Transamerica Premier Life Insurance Company

Notes to Financial Statements – Statutory Basis

(Dollars in Thousands, Except per Share amounts)

To understand the valuation methodologies used by third-party pricing services, the Company reviews and monitors their applicable methodology documents. Any changes to their methodologies are noted and reviewed for reasonableness. In addition, the Company performs in-depth reviews of prices received from third-party pricing services on a sample basis. The objective for such reviews is to demonstrate the Company can corroborate detailed information such as assumptions, inputs and methodologies used in pricing individual securities against documented pricing methodologies. Only third-party pricing services and brokers with a substantial presence in the market and with appropriate experience and expertise are used.

Each month, the Company performs an analysis of the information obtained from indices, third-party services, and brokers to ensure the information is reasonable and produces a reasonable estimate of fair value. The Company considers both qualitative and quantitative factors as part of this analysis, including but not limited to, recent transactional activity for similar securities, review of pricing statistics and trends, and consideration of recent relevant market events. Other controls and procedures over pricing received from indices, third-party pricing services, or brokers include validation checks such as exception reports which highlight significant price changes, stale prices or un-priced securities.

Fair value hierarchy

The Company’s financial assets and liabilities carried at fair value are classified, for disclosure purposes, based on a hierarchy defined by SSAP No. 100R, Fair Value. The hierarchy gives the highest ranking to fair values determined using unadjusted quoted prices in active markets for identical assets and liabilities (Level 1), and the lowest ranking to fair values determined using methodologies and models with unobservable inputs (Level 3). An asset’s or a liability’s classification is based on the lowest level input that is significant to its measurement. For example, a Level 3 fair value measurement may include inputs that are both observable (Levels 1 and 2) and unobservable (Level 3). The levels of the fair value hierarchy are as follows:

Level 1	-	Unadjusted quoted prices for identical assets or liabilities in active markets accessible at the measurement date.

Level 2	-	Quoted prices in markets that are not active or inputs that are observable either directly or indirectly for substantially the full term of the asset or liability. Level 2 inputs include the following:

a)	Quoted prices for similar assets or liabilities in active markets

b)	Quoted prices for identical or similar assets or liabilities in non-active markets

c)	Inputs other than quoted market prices that are observable

d)	Inputs that are derived principally from or corroborated by observable market data through correlation or other means

Level 3	-	Prices or valuation techniques that require inputs that are both unobservable and significant to the overall fair value measurement. They reflect the Company’s own assumptions about the assumptions a market participant would use in pricing the asset or liability.

23

Transamerica Premier Life Insurance Company

Notes to Financial Statements – Statutory Basis

(Dollars in Thousands, Except per Share amounts)

The following methods and assumptions were used by the Company in estimating its fair value disclosures for financial instruments:

Cash Equivalents and Short-Term Investments: The carrying amounts reported in the accompanying balance sheets for these financial instruments is either reported at fair value or amortized cost (which approximates fair value). Cash is not included in the below tables.

Short-Term Notes Receivable from Affiliates: The carrying amounts reported in the accompanying balance sheets for these financial instruments approximate their fair value.

Bonds and Stocks: The NAIC allows insurance companies to report the fair value determined by the SVO or to determine the fair value by using a permitted valuation method. The fair values of bonds and stocks are reported or determined using the following pricing sources: indices, third-party pricing services, brokers, external fund managers and internal models.

Fair values for fixed maturity securities (including redeemable preferred stock) actively traded are determined from third-party pricing services, which are determined as discussed above in the description of Level 1 and Level 2 values within the fair value hierarchy. For fixed maturity securities (including redeemable preferred stock) not actively traded, fair values are estimated using values obtained from third-party pricing services, or are based on non-binding broker quotes or internal models. In the case of private placements, fair values are estimated by discounting the expected future cash flows using current market rates applicable to the coupon rate, credit and maturity of the investments.

Mortgage Loans on Real Estate: The fair values for mortgage loans on real estate are estimated utilizing discounted cash flow analyses, using interest rates reflective of current market conditions and the risk characteristics of the loans.

Real Estate: Real estate held for sale is typically valued utilizing independent external appraisers in conjunction with reviews by qualified internal appraisers. Valuations are primarily based on active market prices, adjusted for any difference in the nature, location or condition of the specific property. If such information is not available, other valuation methods are applied, considering the value that the property’s net earning power will support, the value indicated by recent sales of comparable properties and the current cost of reproducing or replacing the property.

Other Invested Assets: The fair values for other invested assets, which include investments in surplus notes issued by other insurance companies and fixed or variable rate investments with underlying characteristics of bonds were determined primarily by using indices, third-party pricing services and internal models.

24

Transamerica Premier Life Insurance Company

Notes to Financial Statements – Statutory Basis

(Dollars in Thousands, Except per Share amounts)

Derivative Financial Instruments: The fair value of futures and forwards are based upon the latest quoted market price and spot rates at the balance sheet date. The estimated fair values of equity and interest rate options (calls, puts, caps) are based upon the latest quoted market price at the balance sheet date. The estimated fair values of swaps, including equity, interest rate and currency swaps, are based on pricing models or formulas using current assumptions. The estimated fair values of credit default swaps are based upon active market data, including interest rate quotes, credit spreads, and recovery rates, which are then used to calculate probabilities of default for the fair value calculation. The Company accounts for derivatives that receive and pass hedge accounting in the same manner as the underlying hedged instrument. If that instrument is held at amortized cost, then the derivative is also held at amortized cost.

Policy Loans: The book value of policy loans is considered to approximate the fair value of the loan, which is stated at unpaid principal balance.

Securities Lending Reinvested Collateral: The cash collateral from securities lending is reinvested in various short-term and long-term debt instruments. The fair values of these investments are determined using the methods described above under Cash, Cash Equivalents and Short-Term Investments and Bonds and Stocks.

Separate Account Assets and Annuity Liabilities: The fair value of separate account assets are based on quoted market prices when available. When not available, they are primarily valued either using third-party pricing services or are valued in the same manner as the general account assets as further described in this note. However, some separate account assets are valued using non-binding broker quotes, which cannot be corroborated by other market observable data, or internal modeling which utilizes input that are not market observable. The fair value of separate account annuity liabilities is based on the account value for separate accounts business without guarantees. For separate accounts with guarantees, fair value is based on discounted cash flows.

Investment Contract Liabilities: Fair value for the Company’s liabilities under investment contracts, which include deferred annuities, GICs and funding agreements, are estimated using discounted cash flow calculations. For those liabilities that are short in duration, carrying amount approximates fair value. For investment contracts with no defined maturity, fair value is estimated to be the present surrender value.

Deposit-Type Contracts: The carrying amounts of deposit-type contracts reported in the accompanying balance sheets approximate their fair values. These are included in the Investment Contract Liabilities.

The Company accounts for its investments in affiliated common stock in accordance with SSAP No. 97, as such, they are not included in the following disclosures.

Fair values for the Company’s insurance contracts other than investment-type contracts (including separate account universal life liabilities) are not required to be disclosed. However, the fair values of liabilities under all insurance contracts are taken into consideration in the Company’s overall management of interest rate risk, such that the Company’s exposure to changing interest rates is minimized through the matching of investment maturities with amounts due under insurance contracts.

25

Transamerica Premier Life Insurance Company

Notes to Financial Statements – Statutory Basis

(Dollars in Thousands, Except per Share amounts)

The following tables set forth a comparison of the estimated fair values and carrying amounts of the Company’s financial instruments, including those not measured at fair value in the balance sheets, as of December 31, 2019 and 2018, respectively:

	December 31, 2019
	Aggregate Fair Value	Admitted Value	(Level 1)	(Level 2)	(Level 3)	Net Asset Value (NAV)	Not Practicable (Carrying Value)
Admitted assets
Cash equivalents and short-term investments, other than affiliates	$631,215	$631,185	$441,346	$189,869	$—	$—	$—
Short-term notes receivable from affiliates	102,900	102,900	—	102,900	—	—	—
Bonds	19,995,877	17,877,965	2,000,037	17,791,417	204,423	—	—
Preferred stocks, other than affiliates	4,361	4,955	—	2,089	2,272	—	—
Common stocks, other than affiliates	59,057	59,057	1,872	—	57,185	—	—
Mortgage loans on real estate	2,876,259	2,737,109	—	—	2,876,259	—	—
Other invested assets	190,192	172,968	—	189,214	978	—	—
Derivative assets:
Interest rate swaps	11,171	8,635	—	11,171	—	—	—
Currency swaps	13,458	4,365	—	13,458	—	—	—
Credit default swaps	19,459	10,576	—	19,459	—	—	—
Interest rate futures	7	7	7	—	—	—	—
Equity futures	1,948	1,948	1,948	—	—	—	—
Derivative assets total	46,043	25,531	1,955	44,088	—	—	—
Policy loans	962,408	962,408	—	962,408	—	—	—
Securities lending reinvested collateral	599,859	599,859	58	599,801	—	—	—
Separate account assets	25,337,229	25,337,230	23,358,660	1,978,570	—	—	—

Liabilities
Investment contract liabilities	2,272,404	1,461,721	—	45,313	2,227,090	—	—
Derivative liabilities:
Interest rate swaps	(75,597)	58,916	—	(75,597)	—	—	—
Currency swaps	17,050	14,733	—	17,050	—	—	—
Credit default swaps	(2,855)	1,169	—	(2,855)	—	—	—
Equity swaps	4,361	4,361	—	4,361	—	—	—
Interest rate futures	544	544	544	—	—	—	—
Equity futures	1,349	1,349	1,349	—	—	—	—
Derivative liabilities total	(55,148)	81,072	1,893	(57,041)	—	—	—
Dollar repurchase agreements	254,814	254,814	—	254,814	—	—	—
Payable for securities lending	757,186	757,186	—	757,186	—	—	—
Payable for derivative cash collateral	202,298	202,298	—	202,298	—	—	—
Separate account annuity liabilities	22,578,162	22,578,162	13	22,578,149	—	—	—

26

Transamerica Premier Life Insurance Company

Notes to Financial Statements – Statutory Basis

(Dollars in Thousands, Except per Share amounts)

	December 31, 2018
	Aggregate Fair Value	Admitted Value	(Level 1)	(Level 2)	(Level 3)	Net Asset Value (NAV)	Not Practicable (Carrying Value)
Admitted assets
Cash equivalents and short-term investments, other than affiliates	$718,998	$718,998	$656,505	$62,493	$—	$—	$—
Short-term notes receivable from affiliates	194,600	194,600	—	194,600	—	—	—
Bonds	16,943,037	16,814,750	1,833,213	14,958,270	151,554	—	—
Preferred stocks, other than affiliates	9,214	9,958	—	2,380	6,834	—	—
Common stocks, other than affiliates	67,063	67,063	134	—	66,929	—	—
Mortgage loans on real estate	2,433,036	2,436,202	—	—	2,433,036	—	—
Other invested assets	178,709	174,272	—	177,480	1,229	—	—
Derivative assets:
Interest rate swaps	9,174	4,634	—	9,174	—	—	—
Currency swaps	14,877	7,633	—	14,877	—	—	—
Credit default swaps	13,304	15,582	—	13,304	—	—	—
Equity swaps	4,589	4,589	—	4,589	—	—	—
Interest rate futures	213	213	213	—	—	—	—
Equity futures	2,282	2,282	2,282	—	—	—	—
Derivative assets total	44,439	34,933	2,495	41,944	—	—	—
Policy loans	936,884	936,884	—	936,884	—	—	—
Securities lending reinvested collateral	518,646	518,646	24,677	493,969	—	—	—
Separate account assets	22,017,523	22,017,523	19,752,326	2,265,141	56	—	—

Liabilities
Investment contract liabilities	1,919,385	1,799,337	—	45,337	1,874,048	—	—
Derivative liabilities:
Interest rate swaps	(44,671)	49,173	—	(44,671)	—	—	—
Currency swaps	15,155	9,391	—	15,155	—	—	—
Credit default swaps	(1,148)	2,352	—	(1,148)	—	—	—
Equity swaps	208	208	—	208	—	—	—
Interest rate futures	39	39	39	—	—	—	—
Equity futures	127	127	127	—	—	—	—
Derivative liabilities total	(30,290)	61,290	166	(30,456)	—	—	—
Dollar repurchase agreements	110,040	110,040	—	110,040	—	—	—
Payable for securities lending	575,155	575,155	—	575,155	—	—	—
Payable for derivative cash collateral	120,737	120,737	—	120,737	—	—	—
Separate account annuity liabilities	20,027,327	20,027,327	3,278	20,024,049	—	—	—

27

Transamerica Premier Life Insurance Company

Notes to Financial Statements – Statutory Basis

(Dollars in Thousands, Except per Share amounts)

The following tables provide information about the Company’s financial assets and liabilities measured at fair value as of December 31, 2019 and 2018:

	2019
	Level 1	Level 2	Level 3	Net Asset Value (NAV)	Total
Assets:
Bonds
Government	$—	$129	$—	$—	$129
Industrial and miscellaneous	—	336	2,791	—	3,127

Total bonds	—	465	2,791	—	3,256

Preferred stock
Industrial and miscellaneous	—	—	2,272	—	2,272

Total preferred stock	—	—	2,272	—	2,272

Common stock
Industrial and miscellaneous	1,872	—	57,185	—	59,057

Total common stock	1,872	—	57,185	—	59,057

Cash equivalents and short-term
Money market mutual funds	441,346	—	—	—	441,346

Total cash equivalents and short-term	441,346	—	—	—	441,346

Securities lending reinvested collateral	58	—	—	—	58
Derivative assets	1,955	8,556	—	—	10,511
Separate account assets	23,358,660	1,978,570	—	—	25,337,230

Total assets	$23,803,891	$1,987,591	$62,248	$—	$25,853,730

Liabilities:
Derivative liabilities	$1,893	$16,699	$—	$—	$18,592
Separate account liabilities	13	—	—	—	13

Total liabilities	$1,906	$16,699	$—	$—	$18,605

	2018
	Level 1	Level 2	Level 3	Net Asset Value (NAV)	Total
Assets:
Bonds
Industrial and miscellaneous	$—	$30,077	$4,858	$—	$34,935
Hybrid securities	—	16,037	—	—	16,037

Total bonds	—	46,114	4,858	—	50,972

Preferred stock
Industrial and miscellaneous	—	—	6,834	—	6,834

Total preferred stock	—	—	6,834	—	6,834

Common stock
Industrial and miscellaneous	134	—	66,929	—	67,063

Total common stock	134	—	66,929	—	67,063

Cash equivalents and short-term
Money market mutual funds	656,505	—	—	—	656,505

Total cash equivalents and short-term	656,505	—	—	—	656,505

Securities lending reinvested collateral	24,677	—	—	—	24,677
Derivative assets	2,495	9,144	—	—	11,639
Separate account assets	19,752,326	2,265,141	56	—	22,017,523

Total assets	$20,436,137	$2,320,399	$78,677	$—	$22,835,213

Liabilities:
Derivative liabilities	$166	$10,091	$—	$—	$10,257
Separate account liabilities	3,278	—	—	—	3,278

Total liabilities	$3,444	$10,091	$—	$—	$13,535

Bonds classified as Level 3 are primarily those valued using non-binding broker quotes, which cannot be corroborated by other market observable data, or internal modeling which utilize significant inputs that are not market observable.

Preferred stock classified as Level 3 is internally valued using significant unobservable inputs.

28

Transamerica Premier Life Insurance Company

Notes to Financial Statements – Statutory Basis

(Dollars in Thousands, Except per Share amounts)

Common stocks classified as Level 3 are comprised primarily of shares in the FHLB of Des Moines, which are valued at par as a proxy for fair value as a result of restrictions that allow redemptions only by FHLB.

The following tables summarize the changes in assets classified as Level 3 for 2019 and 2018.

	Beginning Balance at January 1, 2019	Transfers in (Level 3)	Transfers out (Level 3)	Total Gains (Losses) Included in Net income (a)	Total Gains (Losses) Included in Surplus (b)
Bonds
Other	$4,858	$—	$622	$44	$247
Preferred stock	6,834	—	—	—	(6,052)
Common stock	66,929	—	1,700	(553)	(28)
Separate account assets	56	—	53	—	—

Total	$78,677	$—	$2,375	$(509)	$(5,833)

	Purchases	Issuances	Sales	Settlements	Ending Balance at December 31, 2019
Bonds
Other	$—	$—	$—	$1,736	$2,791
Preferred stock	1,490	—	—	—	2,272
Common stock	811	1,526	9,800	—	57,185
Separate account assets	—	—	—	3	—

Total	$2,301	$1,526	$9,800	$1,739	$62,248

(a)	Recorded as a component of Net Realized Capital Gains (Losses) on Investments in the Statements of Operations
(b)	Recorded as a component of Change in Net Unrealized Capital Gains (Losses) in the Statements of Changes in Capital and Surplus

29

Transamerica Premier Life Insurance Company

Notes to Financial Statements – Statutory Basis

(Dollars in Thousands, Except per Share amounts)

	Beginning Balance at January 1, 2018	Transfers in (Level 3)	Transfers out (Level 3)	Total Gains (Losses) Included in Net income (a)	Total Gains (Losses) Included in Surplus (b)
Bonds
Other	$4,974	$287	$—	$78	$(26)
Preferred stock	7,390	—	—	—	(1,856)
Common stock	70,335	—	34	(27)	(1,173)
Separate account assets	67	—	—	1	(1)

Total	$82,766	$287	$34	$52	$(3,056)

	Purchases	Issuances	Sales	Settlements	Ending Balance at December 31, 2018
Bonds
Other	$—	$—	$—	$455	$4,858
Preferred stock	1,888	—	588	—	6,834
Common stock	—	28	2,200	—	66,929
Separate account assets	—	—	—	11	56

Total	$1,888	$28	$2,788	$466	$78,677

(a)	Recorded as a component of Net Realized Capital Gains (Losses) on Investments in the Statements of Operations
(b)	Recorded as a component of Change in Net Unrealized Capital Gains (Losses) in the Statements of Changes in Capital and Surplus

Nonrecurring fair value measurements

As indicated in Note 2, real estate held for sale is measured at the lower of carrying amount or fair value less cost to sell. As of December 31, 2019 the Company has 1 property that is held for sale. This property is carried at fair value less cost to sell, which amounts to $745.

The Company also had three properties that were held for sale as of December 31, 2018. The carrying amount for each of these properties was less than their fair value and, therefore, they are not measured at fair value.

Fair value was determined by utilizing an external appraisal following the sales comparison approach. The fair value measurements are classified as Level 3 as the comparable sales and adjustments for the specific attributes of these properties are not market observable inputs.

30

Transamerica Premier Life Insurance Company

Notes to Financial Statements – Statutory Basis

(Dollars in Thousands, Except per Share amounts)

5. Investments

Bonds and Stocks

The carrying amounts and estimated fair values of investments in bonds and stocks are as follows:

	Book Adjusted Carrying Value	Gross Unrealized Gains	Gross Unrealized Losses	Estimated Fair Value
December 31, 2019
Unaffiliated bonds:
United States Government and agencies	$1,601,214	$247,311	$357	$1,848,168
State, municipal and other government	699,845	36,231	8,841	727,235
Hybrid securities	139,964	18,294	2,490	155,768
Industrial and miscellaneous	13,440,685	1,677,600	43,652	15,074,633
Mortgage and other asset-backed securities	1,996,257	199,752	5,936	2,190,073

Total unaffiliated bonds	17,877,965	2,179,188	61,276	19,995,877
Unaffiliated preferred stocks	4,955	66	660	4,361

	$17,882,920	$2,179,254	$61,936	$20,000,238

	Cost	Gross Unrealized Gains	Gross Unrealized Losses	Estimated Fair Value
Unaffiliated common stocks	58,999	111	53	59,057

	Book Adjusted Carrying Value	Gross Unrealized Gains	Gross Unrealized Losses	Estimated Fair Value
December 31, 2018
Unaffiliated bonds:
United States Government and agencies	$1,645,120	$69,542	$33,955	$1,680,707
State, municipal and other government	416,752	12,733	13,939	415,546
Hybrid securities	145,271	9,152	7,013	147,410
Industrial and miscellaneous	12,911,155	528,970	550,783	12,889,342
Mortgage and other asset-backed securities	1,696,452	134,037	20,457	1,810,032

Total unaffiliated bonds	16,814,750	754,434	626,147	16,943,037
Unaffiliated preferred stocks	9,958	56	800	9,214

	$16,824,708	$754,490	$626,947	$16,952,251

	Cost	Gross Unrealized Gains	Gross Unrealized Losses	Estimated Fair Value
Unaffiliated common stocks	67,017	67	21	67,063

31

Transamerica Premier Life Insurance Company

Notes to Financial Statements – Statutory Basis

(Dollars in Thousands, Except per Share amounts)

The carrying amount and estimated fair value of bonds at December 31, 2019, by contractual maturity, are shown below. Expected maturities may differ from contractual maturities because certain borrowers have the right to call or prepay obligations with or without call or prepayment penalties.

	2019
December 31:	Carrying Value	Fair Value
Due in one year or less	$330,436	$332,890
Due after one year through five years	2,673,811	2,820,295
Due after five years through ten years	3,000,633	3,362,510
Due after ten years	9,876,828	11,290,108

	15,881,708	17,805,803
Mortgage and other asset-backed securities	1,996,257	2,190,074

Total	$17,877,965	$19,995,877

The estimated fair value of bonds, preferred stocks and common stocks with gross unrealized losses at December 31, 2019 and 2018 is as follows:

	2019
	Equal to or Greater than 12 Months		Less than 12 Months
	Estimated Fair Value	Gross Unrealized Losses	Estimated Fair Value	Gross Unrealized Losses
United States Government and agencies	$—	$—	$11,224	$357
State, municipal and other government	17,582	2,010	232,694	6,831
Hybrid securities	26,780	2,475	3,302	15
Industrial and miscellaneous	262,510	29,928	387,345	13,724
Mortgage and other asset-backed securities	60,442	2,868	369,603	3,067

Total bonds	367,314	37,281	1,004,168	23,994

Preferred stocks-unaffiliated	1,340	660	—	—
Common stocks-unaffiliated	—	—	609	53

Total	$368,654	$37,941	$1,004,777	$24,047

32

Transamerica Premier Life Insurance Company

Notes to Financial Statements – Statutory Basis

(Dollars in Thousands, Except per Share amounts)

	2018
	Equal to or Greater than 12 Months		Less than 12 Months
	Estimated Fair Value	Gross Unrealized Losses	Estimated Fair Value	Gross Unrealized Losses
United States Government and agencies	$63,881	$4,817	$707,210	$29,138
State, municipal and other government	33,780	2,461	158,447	11,478
Hybrid securities	12,595	1,893	44,591	5,120
Industrial and miscellaneous	1,180,161	67,218	6,509,117	483,565
Mortgage and other asset-backed securities	213,966	10,505	418,923	9,952

Total bonds	1,504,383	86,894	7,838,288	539,253

Preferred stocks-unaffiliated	1,200	800	—	—
Common stocks-unaffiliated	—	—	165	21

Total	$1,505,583	$87,694	$7,838,453	$539,274

During 2019, 2018, and 2017, respectively, there were $2,799, $99,187 and $0 of loan-backed and structured securities with a recognized OTTI due to intent to sell or lack of intent and ability to hold.

For loan-backed and structured securities with a recognized OTTI due to the Company’s cash flow analysis, in which the security is written down to estimated future cash flows discounted at the security’s effective yield, in 2019, 2018 and 2017 the Company recognized OTTI of $503, $6,003, and $2,512, respectively.

The following loan-backed and structured securities were held at December 31, 2019, for which an OTTI was recognized during the current reporting period:

CUSIP	Amortized Cost Before Current Period OTTI	Present Value of Projected Cash Flows	Recognized OTTI	Amortized Cost After OTTI	Fair Value at Time of OTTI	Date of Financial Statement Where Reported
87266TAJ1	$170	$163	$7	$163	$114	03/31/2019
79548KXQ6	189	173	16	173	154	03/31/2019
14984WAA8	2,799	2,591	208	2,591	2,591	6/30/2019
87266TAJ1	154	127	27	127	102	6/30/2019
79548KXQ6	159	79	80	80	142	6/30/2019
36828QQK5	277	249	28	249	195	9/30/2019
026935AC0	2,080	2,066	14	2,066	1,968	12/31/2019
36828QQK5	249	126	123	126	195	12/31/2019

			$503

33

Transamerica Premier Life Insurance Company

Notes to Financial Statements – Statutory Basis

(Dollars in Thousands, Except per Share amounts)

The unrealized losses of loan-backed and structured securities where fair value is less than cost or amortized cost for which an OTTI has not been recognized in earnings as of December 31, 2019 and 2018 is as follows:

	2019		2018
	Losses 12 Months or More	Losses Less Than 12 Months	Losses 12 Months or More	Losses Less Than 12 Months
Year ended December 31:
The aggregate amount of unrealized losses	$2,868	$3,417	$10,505	$17,168
The aggregate related fair value of securities with unrealized losses	60,442	372,394	213,966	465,773
At December 31, 2019 and 2018, respectively, for bonds and preferred stocks that have been in a continuous loss position for greater than or equal to twelve months, the Company held 104 and 374 securities with a carrying amount of $406,595 and $1,593,276 and an unrealized loss of $37,941 and $87,694. Of this portfolio, 66.8% and 88.0% were investment grade with associated unrealized losses of $10,107 and $62,824, respectively.

At December 31, 2019 and 2018, respectively, for bonds and preferred stocks that have been in a continuous loss position for less than twelve months, the Company held 214 and 1209 securities with a carrying amount of $1,028,162 and $8,377,542 and an unrealized loss of $23,994 and $539,253. Of this portfolio, 95.6% and 92.8% were investment grade with associated unrealized losses of $21,691 and $476,336, respectively.

At December 31, 2019 and 2018, respectively, there were no common stocks that have been in a continuous loss position for greater than or equal to twelve months.

At December 31, 2019 and 2018, respectively, for common stocks that have been in a continuous loss position for less than twelve months, the Company held 5 and 6 securities with a cost of $661 and $186 and an unrealized loss of $53 and $21.

The following table provides the number of 5GI securities, aggregate book adjusted carrying value and aggregate fair value by investment type:

	Number of 5GI Securities	Book / Adjusted Carrying Value	Fair Value
December 31, 2019
Bond, amortized cost	3	$5,561	$5,401
Loan-backed and structured securities, amortized cost	1	3,138	3,138
Preferred stock, amortized cost	1	2,272	2,272

Total	5	$10,971	$10,811

December 31, 2018
Bond, amortized cost	3	$6,034	$6,010
Preferred stock, amortized cost	1	6,835	6,834

Total	4	$12,869	$12,844

34

Transamerica Premier Life Insurance Company

Notes to Financial Statements – Statutory Basis

(Dollars in Thousands, Except per Share amounts)

During 2019 and 2018, the Company sold, redeemed or otherwise disposed of 75 and 57 securities as a result of a callable feature which generated investment income of $5,927 and $16,484, as a result of prepayment penalty and/or acceleration fee.

Proceeds from sales and other disposals of bonds and preferred stock and related gross realized capital gains and losses are reflected in the following table. The amounts exclude maturities and include transfers associated with reinsurance agreements.

	Year Ended December 31
	2019	2018	2017
Proceeds	$2,953,444	$3,505,561	$5,152,507

Gross realized gains	$24,798	$23,436	$574,671
Gross realized losses	(18,768)	(168,483)	(12,699)

Net realized capital gains (losses)	$6,030	$(145,047)	$561,972

The Company had gross realized losses which relate to losses recognized on other-than-temporary declines in the fair value of bonds and preferred stocks for the years ended December 31, 2019, 2018 and 2017 of $8,476, $25,453 and $2,992, respectively.

At December 31, 2019, and 2018, the Company had no investments in restructured securities.

Mortgage Loans

The credit quality of mortgage loans by type of property for the years ended December 31, 2019 and 2018 were as follows:

December 31, 2019	Farm	Commercial	Total
AAA - AA	$—	$1,372,173	$1,372,173
A	9,890	1,254,899	1,264,789
BBB	—	98,796	98,796

	$9,890	$2,725,868	$2,735,758

December 31, 2018	Farm	Commercial	Total
AAA - AA	$—	$1,048,151	$1,048,151
A	10,000	1,304,089	1,314,089
BBB	—	72,347	72,347

	$10,000	$2,424,587	$2,434,587

The above tables exclude residential mortgage loans

35

Transamerica Premier Life Insurance Company

Notes to Financial Statements – Statutory Basis

(Dollars in Thousands, Except per Share amounts)

The credit quality for commercial and farm mortgage loans was determined based on an internal credit rating model which assigns a letter rating to each mortgage loan in the portfolio as an indicator of the credit quality of the mortgage loan. The internal credit rating model was designed based on rating agency methodology, then modified for credit risk associated with the Company’s mortgage lending process, taking into account such factors as projected future cash flows, net operating income, and collateral value. The model produces a credit rating score and an associated letter rating which is intended to align with S&P ratings as closely as possible. Information supporting the credit risk rating process is updated at least annually.

During 2019, the Company issued mortgage loans with a maximum interest rate of 5.57% and a minimum interest rate of 3.50% for commercial loans. The maximum percentage of any one mortgage loan to the value of the underlying real estate originated or acquired during the year ending December 31, 2019 at the time of origination was 70%. During 2018, the Company issued mortgage loans with a maximum interest rate of 5.23% and a minimum interest rate of 3.78% for commercial loans. The maximum percentage of any one mortgage loan to the value of the underlying real estate originated or acquired during the year ending December 31, 2018 at the time of origination was 74%.

The age analysis of mortgage loans and identification in which the Company is a participant or co-lender in a mortgage loan agreement is as follows for December 31, 2019 and 2018.

		Residential	Commercial
	Farm	All Other	All Other	Total
December 31, 2019
Recorded Investment (All)
(a) Current	$9,890	$303	$2,700,403	$2,710,596
(b) 30-59 Days Past Due	—	886	—	886
(c) 60-89 Days Past Due	—	131	—	131
(d) 90-179 Days Past Due	—	25	3,500	3,525
(e) 180+ Days Past Due	—	6	21,965	21,971

Accruing interest 90-179 days past due
(a) Recorded investment	—	25	—	25
(b) Interest accrued	—	—	—	—

Participant or Co-lender in
Mortgage Loan Agreement
(a) Recorded Investment	$9,890	$—	$1,046,933	$1,056,823

36

Transamerica Premier Life Insurance Company

Notes to Financial Statements – Statutory Basis

(Dollars in Thousands, Except per Share amounts)

		Residential	Commercial
	Farm	All Other	All Other	Total
December 31, 2018
Recorded Investment (All)
(a) Current	$10,000	$431	$2,399,122	$2,409,553
(b) 30-59 Days Past Due	—	1,045	—	1,045
(c) 60-89 Days Past Due	—	40	25,465	25,505
(d) 90-179 Days Past Due	—	93	—	93
(e) 180+ Days Past Due	—	7	—	7

Accruing interest 90-179 days past due
(a) Recorded investment	—	93	—	93
(b) Interest accrued	—	—	—	—

Participant or Co-lender in
Mortgage Loan Agreement
(a) Recorded Investment	$10,000	$—	$832,611	$842,611

At December 31, 2019 and 2018, there were no recorded investments in impaired loans with a related allowance for credit losses. The Company held no allowances for credit losses on mortgage loans at December 31, 2019 or December 31, 2018. There was no average recorded investment in impaired loans during 2019 or 2018. There were no impaired mortgage loans held without an allowance for credit losses as of December 31, 2019 and 2018, respectively, that were subject to participant or co-lender mortgage loan agreement for which the Company is restricted from unilaterally foreclosing on the mortgage loans.

As of December 31, 2019 and 2018, the Company had no mortgage loans derecognized as a result of foreclosure.

The Company accrues interest income on impaired loans to the extent deemed collectible (delinquent less than 91 days) and the loan continues to perform under its original or restructured contractual terms. Interest income on non-performing loans generally is recognized on a cash basis. The Company recognized no interest income on impaired loans for the years ended December 31, 2019, 2018 and 2017, respectively. The Company recognized no interest income on a cash basis for the years ended December 31, 2019, 2018 and 2017, respectively.

At December 31, 2019 and 2018, the Company held a mortgage loan loss reserve in the AVR of $36,207 and $25,537, respectively.

37

Transamerica Premier Life Insurance Company

Notes to Financial Statements – Statutory Basis

(Dollars in Thousands, Except per Share amounts)

The Company’s mortgage loan portfolio is diversified by geographic region and specific collateral property type as follows:

Geographic Distribution			Property Type Distribution
	December 31			December 31
	2019	2018		2019	2018
South Atlantic	27%	28%	Apartment	53%	55%
Pacific	25	22	Retail	14	14
Middle Atlantic	10	10	Industrial	14	12
E. North Central	8	9	Office	11	9
Mountain	8	9	Other	6	7
W. South Central	8	8	Medical	2	2
W. North Central	7	7	Agricultural	—	1
E. South Central	4	4
New England	3	3

At December 31, 2019, 2018 and 2017, the Company held mortgage loans with a total net admitted asset value of $208, $239, and $268, respectively, which had been restructured in accordance with SSAP No. 36, Troubled Debt Restructuring. There were no realized losses during the years ended December 31, 2019, 2018 and 2017 related to such restructurings. There were no unfunded commitments to existing borrowers whose debt had been restructured at December 31, 2019, 2018 and 2017.

Real Estate

The fair value of property is determined based on an appraisal from a third-party appraiser, along with information obtained from discussions with internal asset managers and a listing broker regarding recent comparable sales data and other relevant property information.

The carrying value of the Company’s real estate assets at December 31, 2019 and 2018 was as follows:

	2019	2018
Investment properties	$186,894	$187,420
Properties held for sale	745	30,226

	$187,639	$217,646

As of December 31, 2019, there was one property classified as held-for-sale. As of December 31, 2018, there were three properties held-for-sale. The Company is working with an external commercial real estate advisor firm to actively market the property and negotiate with potential buyers. During 2019, the Company disposed of three properties throughout 2019, resulting in a net realized gains of $24,201. During 2018, one property classified as held-for-sale was disposed of resulting in a net realized loss of $8.

The Company disposed of one other property throughout 2019, resulting in a net realized loss of $57.

The Company does not engage in retail land sales operations.

38

Transamerica Premier Life Insurance Company

Notes to Financial Statements – Statutory Basis

(Dollars in Thousands, Except per Share amounts)

The Company does not hold any real estate investments with participating mortgage loans.

Accumulated depreciation on real estate at December 31, 2019 and 2018, was $58,540 and $63,664, respectively.

There were no impairment losses taken on real estate in 2019 and 2018. Impairment losses of $696 were taken on real estate in 2017 to write the book value down to the current fair value, and were reflected as net realized losses in the statements of operations.

Reverse Mortgages

The company has reverse mortgages, which are reported as Other Invested Assets on the balance sheet. The carrying amount of the investment in reverse mortgages of $6,920 and $11,118 at December 31, 2019 and 2018, respectively, is net of the reserve of $2,891 and $4,197, respectively. Interest income of $523 and $814 was recognized for the years ended December 31, 2019 and 2018 respectively. The Company’s commitment includes making advances to the borrower until termination of the contract. The contract is terminated at the time the borrower moves, sells the property, dies, repays the loan balance or violates the provisions of the loan contract.

During 2019 and 2018, respectively, reverse mortgages of $1,584 and $0 were foreclosed or acquired by deed and transferred to real estate.

Other Invested Assets

During 2019, 2018 and 2017, the Company did not recognize any impairment write down for its investments in joint ventures, partnerships or limited liability companies.

During 2017, the Company reassigned its ownership interest in the Prisma Spectrum Fund for an additional interest in the Zero Beta Fund in the amount of $88,481, which resulted in a realized gain of $43,498.

Tax Credits

For the year ending December 31, 2019, the Company had ownership interests in twenty-nine LIHTC properties with a carrying value of . The remaining years of unexpired tax credits ranged from one to twelve and the properties were not subject to regulatory review. The length of time remaining for holding periods ranged from one to seventeen years. The amount of contingent equity commitments expected to be paid during the years 2020 to 2029 is $66,571. Tax credits recognized in 2019 were $12,733, and other tax benefits recognized in 2019 were $1,546. There were no impairment losses, write-downs or reclassifications during the year related to any of these credits.

For the year ending December 31, 2018, the Company had ownership interests in twenty-seven LIHTC properties with a carrying value of $35,907. The remaining years of unexpired tax credits ranged from two to twelve and the properties were not subject to regulatory review. The length of time remaining for holding periods ranged from one to seventeen years. The amount of contingent equity commitments

39

Transamerica Premier Life Insurance Company

Notes to Financial Statements – Statutory Basis

(Dollars in Thousands, Except per Share amounts)

expected to be paid during the years 2019 to 2029 is $77,186. Tax credits recognized in 2018 were $7,866, and other tax benefits recognized in 2018 were $2,964. There were no impairment losses, write-downs or reclassifications during the year related to any of these credits.

The following tables provide the carrying value of state transferable tax credits gross of any related tax liabilities and total unused transferable tax credits by state and in total as of December 31, 2019 and 2018:

	December 31, 2019
Description of State Transferable and Non- transferable Tax Credits	State	Carrying Value	Unused Amount*
Low-Income Housing Tax Credits	MA	$568	$1,478
Economic Redevelopment and Growth Tax Credits	NJ	—	18,700

Total		$568	$20,178

	December 31, 2018
Description of State Transferable and Non- transferable Tax Credits	State	Carrying Value	Unused Amount
Low-Income Housing Tax Credits	MA	$1,268	$2,178
Economic Redevelopment and Growth Tax Credits	NJ	—	18,700

Total		$1,268	$20,878

*	The unused amount reflects credits that the Company deems will be realizable in the period 2019-2029.

The Company did not have any non-transferable state tax credits.

The Company estimated the utilization of the remaining state transferable tax credits by projecting a future tax liability based on projected premium, tax rates and tax credits, and comparing the projected future tax liability to the availability of remaining state transferable tax credits. The Company had no impairment losses related to state transferable tax credits as of December 31, 2019, 2018 and 2017.

Derivatives

The Company has entered into collateral agreements with certain counterparties wherein the counterparty is required to post assets (cash or securities) on the Company’s behalf in an amount equal to the difference between the net positive fair value of the contracts and an agreed upon threshold based on the credit rating of the counterparty. If the net fair value of all contracts with this counterparty is negative, then the Company is required to post similar assets (cash or securities). Fair value of derivative contracts, aggregated at a counterparty level at December 31, 2019 and 2018, was as follows:

	2019	2018
Fair value - positive	$218,361	$168,821
Fair value - negative	(117,169)	(94,091)

40

Transamerica Premier Life Insurance Company

Notes to Financial Statements – Statutory Basis

(Dollars in Thousands, Except per Share amounts)

For the years ended December 31, 2019, 2018 and 2017, the Company has recorded ($7,547), $2,406 and ($3,602), respectively, for the component of derivative instruments utilized for hedging purposes that did not qualify for hedge accounting. This has been recorded directly to unassigned surplus as an unrealized gain (loss). The Company did not recognize any unrealized gains or losses during 2019, 2018, or 2017 that represented the component of derivative instruments gain or loss that was excluded from the assessment of hedge effectiveness.

The maximum term over which the Company is hedging its exposure to the variability of future cash flows is approximately 13 years for forecasted hedge transactions. For the years ended December 31, 2019, 2018 and 2017 none of the Company’s cash flow hedges have been discontinued as it was probable that the original forecasted transactions would occur by the end of the originally specified time period documented at inception of the hedging relationship. As of December 31, 2019 and 2018, the Company has accumulated deferred gains in the amount of $1,186 and $1,186, respectively, related to the termination of swaps that were hedging forecasted transactions. It is expected that these gains will be used as basis adjustments on futures asset purchases expected to transpire throughout 2026.

Summary of realized gains (losses) by derivative type for the years ended December 31, 2019, 2018 and 2017:

	2019	2018	2017
Options:
Calls	$—	$—	$67
Caps	—	—	(45,848)
Puts	—	—	—

Total options	$—	$—	$(45,781)

Swaps:
Interest rate	$293	$(1,105)	$102,724
Credit	(279)	(2,444)	—
Total return	(9,112)	(4,853)	(26,122)

Total swaps	$(9,098)	$(8,402)	$76,602

Futures - net positions	216,114	(81,504)	167,302
Lehman settlements	14	55	122

Total realized gains (losses)	$207,030	$(89,851)	$198,245

The average estimated fair value of derivatives held for other than hedging purposes is presented in the following table for the years ended December 31, 2019 and 2018:

	Asset(1)		Liability(1)
	2019	2018	2019	2018
Derivative component of RSATs
Credit default swaps	$18,303	$16,608	$(2,535)	$(1,212)
Interest rate swaps	—	—	—	751

(1)	Asset and liability classification is based on the positive (asset) or negative (liability) book/adjusted carrying value of each derivative.

41

Transamerica Premier Life Insurance Company

Notes to Financial Statements – Statutory Basis

(Dollars in Thousands, Except per Share amounts)

The estimated fair value of derivatives held for other than hedging purposes is presented in the following table for the years ended December 31, 2019 and 2018:

	Asset(1)		Liability(1)
	2019	2018	2019	2018
Derivative component of RSATs
Credit default swaps	$19,459	$13,304	$(2,855)	$(1,148)
Interest rate swaps	—	—	—	—

Total	$19,459	$13,304	$(2,855)	$(1,148)

(1)	Asset and liability classification is based on the positive (asset) or negative (liability) book/adjusted carrying value of each derivative.

The net realized gains (losses) on the derivatives held for other than hedging purposes is presented in the following table for the years ended December 31, 2019, 2018, and 2017:

	2019	2018	2017
Derivative component of RSATs
Credit default swaps	$(279)	$(2,444)	$—
Interest rate swaps	—	(616)	—

Total	$(279)	$(3,060)	$—

As stated in Note 2, the Company replicates investment grade corporate bonds or sovereign debt by writing credit default swaps. As a writer of credit swaps, the Company actively monitors the underlying asset, being careful to note any events (default or similar credit event) that would require the Company to perform on the credit swap. If such events would take place, a payment equal to the notional amount of the contract, less any potential recoveries as determined by the underlying agreement, will be made by the Company to the counterparty to the swap.

42

Transamerica Premier Life Insurance Company

Notes to Financial Statements – Statutory Basis

(Dollars in Thousands, Except per Share amounts)

The following tables present the estimated fair value, maximum amount of future payments and weighted average years to maturity of written credit default swaps at December 31, 2019 and 2018:

	2019
Rating Agency Designation of Referenced Credit Obligations (1)	NAIC Designation	Estimated Fair Value of Credit Default Swaps	Maximum Amount of Future Payments under Credit Default Swaps	Weighted Average Years to Maturity (2)
AAA/AA/A	1
Single name credit default swaps (3)		$3,915	$273,200	1.7
Credit default swaps referencing indices		7	10,000	41.7

Subtotal		3,922	283,200	3.1

BBB	2
Single name credit default swaps (3)		9,747	560,760	2.0
Credit default swaps referencing indices		5,721	315,700	2.6

Subtotal		15,468	876,460	2.2

BB	3
Single name credit default swaps (3)		2,924	28,350	2.3
Credit default swaps referencing indices		—	—	—

Subtotal		2,924	28,350	2.3

Total		$22,314	$1,188,010	2.4

(1)

The rating agency designations are based on availability and the blending of the applicable ratings among Moody’s Investors Service (“Moody’s”), Standard and Poor’s Rating Services (“S&P”), and Fitch Ratings. If no rating is available from a rating agency, then an internally derived rating is used.

(2)	The weighted average years to maturity of the credit default swaps is calculated based on weighted average notional amounts.
(3)	Includes corporate, foreign government and state entities.

43

Transamerica Premier Life Insurance Company

Notes to Financial Statements – Statutory Basis

(Dollars in Thousands, Except per Share amounts)

	2018
Rating Agency Designation of Referenced Credit Obligations (1)	NAIC Designation	Estimated Fair Value of Credit Default Swaps	Maximum Amount of Future Payments under Credit Default Swaps	Weighted Average Years to Maturity (2)
AAA/AA/A	1
Single name credit default swaps (3)		$3,556	$259,450	2.6
Credit default swaps referencing indices		—	—	—

Subtotal		3,556	259,450	2.6

BBB	2
Single name credit default swaps (3)		5,635	590,510	3.0
Credit default swaps referencing indices		2,588	291,500	3.4

Subtotal		8,223	882,010	3.1

BB	3
Single name credit default swaps (3)		2,674	28,350	3.3
Credit default swaps referencing indices		—	—	—

Subtotal		2,674	28,350	3.3

Total		$14,453	$1,169,810	3.0

(1)

The rating agency designations are based on availability and the blending of the applicable ratings among Moody’s Investors Service (“Moody’s”), Standard and Poor’s Rating Services (“S&P”), and Fitch Ratings. If no rating is available from a rating agency, then an internally derived rating is used.

(2)	The weighted average years to maturity of the credit default swaps is calculated based on weighted average notional amounts.
(3)	Includes corporate, foreign government and state entities.

44

Transamerica Premier Life Insurance Company

Notes to Financial Statements – Statutory Basis

(Dollars in Thousands, Except per Share amounts)

At December 31, 2019 and 2018, the Company’s outstanding derivative instruments, shown in notional or contract amounts and fair value, are summarized as follows:

	Contract or Notional Amount*		Fair Value
	2019	2018	2019	2018
Derivative assets:
Credit default swaps	$900,200	$886,000	$19,459	$13,304
Currency swaps	51,684	73,235	13,458	14,877
Equity futures	5	2	1,948	2,282
Equity swaps	—	61,739	—	4,589
Interest rate futures	—	—	7	213
Interest rate swaps	365,450	247,450	11,171	9,174
Derivative liabilities:
Credit default swaps	287,810	283,810	(2,855)	(1,148)
Currency swaps	257,493	180,599	17,050	15,155
Equity futures	12	3	1,349	127
Equity swaps	78,802	100	4,361	208
Interest rate futures	1	—	544	39
Interest rate swaps	2,131,433	2,579,033	(75,597)	(44,671)

*	Futures are presented in contract format. Swaps and options are presented in notional format.

Restricted Assets

The following tables show the pledged or restricted assets as of December 31, 2019 and 2018, respectively:

	Gross Restricted (Admitted & Nonadmitted) 2019
Restricted Asset Category	Total General Account (G/A)	G/A Supporting Separate Account (S/A) Activity	Total S/A Restricted Assets	S/A Assets Supporting G/A Activity	Total
Collateral held under security lending agreements	$757,186	$—	$—	$—	$757,186
Subject to dollar repurchase agreements	254,966	—	—	—	254,966
FHLB capital stock	57,000	—	—	—	57,000
On deposit with states	4,180	—	—	—	4,180
Pledged as collateral to FHLB (including assets backing funding agreements)	1,829,750	—	—	—	1,829,750
Pledged as collateral not captured in other categories	249,326	—	—	—	249,326
Other restricted assets	182,479	—	—	—	182,479

Total Restricted Assets	$3,334,887	$—	$—	$—	$3,334,887

45

Transamerica Premier Life Insurance Company

Notes to Financial Statements – Statutory Basis

(Dollars in Thousands, Except per Share amounts)

	Gross (Admitted & Nonadmitted) Restricted				Percentage
Restricted Asset Category	Total From Prior Year (2018)	Increase/ (Decrease)	Total Nonadmitted Restricted	Total Admitted Restricted (5 minus 8)	Gross (Admitted & Nonadmitted) Restricted to Total Assets	Admitted Restricted to Total Admitted Assets
Collateral held under security lending agreements	$574,886	$182,300	$—	$757,186	1.43%	1.44%
Subject to dollar repurchase agreements	109,657	145,309	—	254,966	0.48%	0.49%
FHLB capital stock	66,800	(9,800)	—	57,000	0.11%	0.11%
On deposit with states	4,730	(550)	—	4,180	0.01%	0.01%
Pledged as collateral to FHLB (including assets backing funding agreements)	2,086,543	(256,793)	—	1,829,750	3.46%	3.48%
Pledged as collateral not captured in other categories	266,068	(16,742)	—	249,326	0.47%	0.47%
Other restricted assets	195,728	(13,249)	—	182,479	0.34%	0.35%

Total Restricted Assets	$3,304,412	$30,475	$—	$3,334,887	6.30%	6.35%

The following tables show the pledged or restricted assets in other categories as of December 31, 2019 and 2018, respectively:

	Gross (Admitted & Nonadmitted) Restricted 2019
Description of Assets	Total General Account (G/A)	G/A Supporting S/A Activity	Total Separate Account (S/A) Restricted Assets	S/A Assets Supporting G/A Activity	Total
Derivatives	$249,326	$—	$—	$—	$249,326

Total	$249,326	$—	$—	$—	$249,326

	Gross (Admitted & Nonadmitted) Restricted			Percentage
Description of Assets	Total From Prior Year (2018)	Increase/ (Decrease)	Total Current Year Admitted Restricted	Gross (Admitted & Nonadmitted) Restricted to Total Assets	Admitted Restricted to Total Admitted Assets
Derivatives	$266,068	$(16,742)	$249,326	0.47%	0.47%

Total	$266,068	$(16,742)	$249,326	0.47%	0.47%

46

Transamerica Premier Life Insurance Company

Notes to Financial Statements – Statutory Basis

(Dollars in Thousands, Except per Share amounts)

The following table shows the collateral received and reflected as assets within the financial statements as of December 31, 2019 and 2018.

2019
Collateral Assets	Carrying Value	Fair Value	% of CV to Total Assets (Admitted and Nonadmitted)	% of CV to Total Admitted Assets
Cash	$456,116	$456,116	1.72%	1.75%
Securities lending collateral assets	757,186	757,186	2.86	2.91
Other	997	997	—	—

Total collateral assets	$1,214,299	$1,214,299	4.58%	4.66%

	Amount	% of Liability to Total Liabilities
Recognized obligation to return collateral asset	$1,214,975	5.13%

2018
Collateral Assets	Carrying Value	Fair Value	% of CV to Total Assets (Admitted and Nonadmitted)	% of CV to Total Admitted Assets
Cash	$229,777	$229,777	0.93%	0.94%
Securities lending collateral assets	575,155	575,155	2.32	2.36
Other	1,000	1,000	—	—

Total collateral assets	$805,932	$805,932	3.25%	3.30%

	Amount	% of Liability to Total Liabilities
Recognized obligation to return collateral asset	$806,292	3.60%

47

Transamerica Premier Life Insurance Company

Notes to Financial Statements – Statutory Basis

(Dollars in Thousands, Except per Share amounts)

Net Investment Income

Detail of net investment income is presented below:

	Year Ended December 31
	2019	2018	2017
Income:
Bonds	$780,857	$763,422	$579,022
Preferred stocks	1,617	1,441	1,364
Common stocks	91,649	63,241	102,361
Mortgage loans on real estate	119,009	104,675	72,505
Real estate	33,040	35,371	35,366
Policy loans	49,354	49,379	49,680
Cash, cash equivalents and short-term investments	20,104	13,218	10,218
Derivatives	25,690	26,047	23,631
Other invested assets	14,736	11,521	33,533

Gross investment income	1,136,056	1,068,315	907,680
Less: investment expenses	110,855	97,376	81,193

Net investment income before amortization of IMR	$1,025,201	$970,939	$826,487
Amortization of IMR	69,658	79,469	53,005

Net investment income, including IMR	$1,094,859	$1,050,408	$879,492

Realized Capital Gains (Losses)

Net realized capital gains (losses) on investments, including OTTI, are summarized below:

	Realized Year Ended December 31
	2019	2018	2017
Bonds	$(5,516)	$(170,936)	$559,366
Preferred stocks	78	—	—
Common stocks	(590)	1,051	39,352
Mortgage loans on real estate	(582)	(1,394)	10,955
Real estate	24,177	(8)	(663)
Cash, cash equivalents and short-term investments	45	(17)	19
Derivatives	207,015	(89,906)	198,123
Other invested assets	12,226	23,531	67,295

Change in realized capital gains (losses), before taxes	236,853	(237,679)	874,447
Federal income tax effect	(8,597)	47,135	(94,516)
Transfer from (to) interest maintenance reserve	874	118,706	(368,479)

Net realized capital gains (losses) on investments	$229,130	$(71,838)	$411,452

48

Transamerica Premier Life Insurance Company

Notes to Financial Statements – Statutory Basis

(Dollars in Thousands, Except per Share amounts)

Unrealized Capital Gains (Losses)

The changes in net unrealized capital gains and losses on investments, including the changes in net unrealized foreign capital gains and losses were as follows:

	Change in Unrealized
	Year Ended December 31
	2019	2018	2017
Bonds	$25,237	$8,468	$32,575
Preferred stocks	(6,052)	(1,856)	(1,182)
Common stocks	12	(1,197)	(37,604)
Affiliated entities	19,774	29,355	10,774
Cash equivalents and short-term investments	(13)	29	35
Derivatives	(25,855)	(4,952)	36,372
Other invested assets	48,659	10,159	(49,430)

Change in unrealized capital gains (losses), before taxes	61,762	40,006	(8,460)
Taxes on unrealized capital gains (losses)	(10,064)	(3,048)	(13,166)

Change in unrealized capital gains (losses), net of tax	$51,698	$36,958	$(21,626)

6. Premium and Annuity Considerations Deferred and Uncollected

Deferred and uncollected life premium and annuity considerations, net of reinsurance, at December 31, 2019 and 2018 were as follows:

	2019		2018
	Gross	Net of Loading	Gross	Net of Loading
Life and annuity:
Ordinary first-year business	$8,311	$1,553	$9,413	$1,652
Ordinary renewal business	143,173	113,543	149,737	117,652
Group life direct business	5,805	4,051	6,768	4,753
Credit direct business	22	22	86	86

	$157,311	$119,169	$166,004	$124,143

49

Transamerica Premier Life Insurance Company

Notes to Financial Statements – Statutory Basis

(Dollars in Thousands, Except per Share amounts)

7. Policy and Contract Attributes

Insurance Liabilities

Policy reserves, deposit-type contracts and policy claims at December 31, 2019 and 2018 were as follows:

	Year Ended December 31
	2019	2018
Life insurance reserves	$10,444,776	$9,567,419
Annuity reserves and supplementary contracts with life contingencies	1,383,733	1,466,569
Accident and health reserves (including long term care)	6,066,092	5,931,736

Total policy reserves	$17,894,601	16,965,724

Deposit-type contracts	356,309	584,693
Policy claims	463,716	434,245

Total policy reserves, deposit-type contracts and claim liabilities	$18,714,626	$17,984,662

Life Insurance Reserves

The aggregate policy reserves for life insurance policies are based upon the 1941, 1958, 1980, 2001 and 2017 Commissioner’s Standard Ordinary Mortality Tables, the 1912, 1941 and 1961 Standard Industrial Mortality Tables, the 1960 Commissioner’s Standard Group Mortality Table, and the American Men, Actuaries and American Experience Mortality Tables. The reserves are calculated using interest rates ranging from 2.00 to 6.50 percent and are computed principally on the Net Level Premium Valuation and the Commissioner’s Reserve Valuation Method. Reserves for universal life policies are based on account balances adjusted for the Commissioner’s Reserve Valuation Method.

Tabular interest, tabular less actual reserves released and tabular cost have been determined by formula.

The Company waives deduction of deferred fractional premiums upon death of the insured and returns any portion of the final premium for periods beyond the date of death. Additional premiums are charged or additional mortality charges are assessed for policies issued on substandard lives according to underwriting classification. Generally, mean reserves are determined by computing the regular mean reserve for the plan at the true age and holding, in addition, one-half (1/2) of the extra premium charge for the year. For certain flexible premium and fixed premium universal life insurance products, reserves are calculated utilizing the Commissioner’s Reserve Valuation Method for universal life policies and recognizing any substandard ratings.

At December 31, 2019 and 2018, the Company had insurance in force aggregating $3,797,278 and $4,392,920 respectively, in which the gross premiums are less than the net premiums required by the valuation standards established by the Iowa Insurance Division. The Company established policy reserves of $44,585 and $49,923 to cover these deficiencies at December 31, 2019 and 2018, respectively.

50

Transamerica Premier Life Insurance Company

Notes to Financial Statements – Statutory Basis

(Dollars in Thousands, Except per Share amounts)

Participating life insurance policies were issued by the Company which entitle policyholders to a share in the earnings of the participating policies, provided that a dividend distribution, which is determined annually based on mortality and persistency experience of the participating policies, is authorized by the Company. Participating insurance constituted less than 1% of ordinary life insurance in force at December 31, 2019 and 2018.

For the years ended December 31, 2019, 2018 and 2017, premiums for participating life insurance policies were $920, $963 and $1,003, respectively. The Company accounts for its policyholder dividends based on dividend scales and experience of the policies. The Company paid dividends in the amount of $1,030, $1,025 and $1,081 to policyholders during 2019, 2018 and 2017, respectively, and did not allocate any additional income to such policyholders.

Annuity Reserves and Supplementary Contracts Involving Life Contingencies

Deferred annuity reserves are calculated according to the Commissioner’s Annuity Reserve Valuation Method including excess interest reserves to cover situations where the future interest guarantees plus the decrease in surrender charges are in excess of the maximum valuation rates of interest. Reserves for immediate annuities and supplementary contracts with and without life contingencies are equal to the present value of future payments assuming interest rates ranging from 1.25 to 11.25 percent and mortality rates, where appropriate, from a variety of tables.

Annuity reserves also include GICs and funding agreements classified as life-type contracts as defined in SSAP No. 50, Classifications of Insurance or Managed Care Contracts. These liabilities have annuitization options at guaranteed rates and consist of floating interest rate and fixed interest rate contracts. The contract reserves are carried at the greater of the account balance or the value as determined for an annuity with cash settlement option, on a change in fund basis, according to the Commissioner’s Annuity Reserve Valuation Method.

The liabilities related to guaranteed investment contracts and policyholder funds left on deposit with the Company generally are equal to fund balances less applicable surrender charges.

For variable annuities with guaranteed living benefits and variable annuities with minimum guaranteed death benefits the Company complies with VM-21. VM-21 specifies statutory reserve requirements for variable annuity contracts with benefit guarantees (VACARVM) and without benefit guarantees and related products. The VM-21 reserve calculation covers all variable annuity products. Examples of covered guaranteed benefits include guaranteed minimum accumulation benefits, guaranteed minimum death benefits, guaranteed minimum withdrawal benefits, guaranteed minimum income benefits, and variable payout annuity with guaranteed floors. The aggregate reserve for contracts falling within the scope of VM-21 is equal to the stochastic reserves plus the additional standard projection amount.

Both the stochastic reserves and the standard projection are determined as the CTE70 of the scenario reserves. To determine the CTE70 values, the Company used 1,000 of the pre-packaged scenarios developed by the American Academy of Actuaries (AAA) and the Society of Actuaries. The stochastic reserves use and prudent estimate assumptions based on company experience, while the standard projection uses the assumptions prescribed in VM-21 for determining the additional standard projection amount.

51

Transamerica Premier Life Insurance Company

Notes to Financial Statements – Statutory Basis

(Dollars in Thousands, Except per Share amounts)

Accident and Health Liabilities

Accident and health policy reserves are equal to the greater of the gross unearned premiums or any required mid-terminal reserves plus net unearned premiums and the present value of amounts not yet due on both reported and unreported claims.

At December 31, 2019 and 2018, the Company had no premium deficiency reserve related to accident and health policies.

The Company’s primary method utilized to estimate premium adjustments for contracts subject to redetermination is to review experience periodically and to adjust premiums for differences between the experience anticipated at the time of redetermination and that underlying the original premiums. The Company has not limited its degree of discretion contractually; however, in some states it has agreed not to raise premiums in order to recoup past losses. The Company forgoes premium changes on existing policies at its option if the administrative cost and other business issues associated with the change outweigh the direct financial impact of the change. Also, the Company has extra-contractually guaranteed the current premium scale for certain policies.

Liabilities for losses and loss/claim adjustment expenses for accident and health contracts are estimated using statistical claim development models to develop best estimates of liabilities for medical expense business and using tabular reserves employing mortality/morbidity tables and discount rates meeting minimum regulatory requirements for other business.

The Company does not write any accident and health business that is subject to the Affordable Care Act risk sharing provisions.

Liabilities for losses and loss/claim adjustment expenses for accident and health contracts are estimated using statistical claim development models to develop best estimates of liabilities for medical expense business and using tabular reserves employing mortality/morbidity tables and discount rates meeting minimum regulatory requirements for other business. Unpaid claims include amounts for losses and related adjustment expenses and are estimates of the ultimate net costs of all losses, reported and unreported. These estimates are subject to the impact of future changes in claim severity, frequency and other factors.

52

Transamerica Premier Life Insurance Company

Notes to Financial Statements – Statutory Basis

(Dollars in Thousands, Except per Share amounts)

Activity in the liability for unpaid claims and related processing costs net of reinsurance is summarized as follows:

	Unpaid Claims Liability Beginning of Year	Claims Incurred	Claims Paid	Unpaid Claims Liability End of Year
Year ended December 31, 2019
2019	$—	$864,693	$266,218	$598,474
2018 and prior	1,860,793	(18,289)	558,704	1,283,801

	1,860,793	$846,404	$824,922	1,882,276

Active life reserve	$4,390,665			$4,512,675

Total accident and health reserves	$6,251,458			$6,394,951

	Unpaid Claims Liability Beginning of Year	Claims Incurred	Claims Paid	Unpaid Claims Liability End of Year
Year ended December 31, 2018
2018	$—	$954,895	$294,034	$660,861
2017 and prior	1,751,452	(12,178)	539,342	1,199,932

	1,751,452	$942,717	$833,376	1,860,793

Active life reserve	$4,238,123			$4,390,665

Total accident and health reserves	$5,989,575			$6,251,458

The Company’s unpaid claims reserve was increased (decreased) by $(18,289) and $(12,178) for the years ended December 31, 2019 and 2018, respectively, for health claims that were incurred prior to those balance sheet dates. The change in 2019 and 2018 resulted primarily from variances in the estimated frequency of claims and claim severity.

53

Transamerica Premier Life Insurance Company

Notes to Financial Statements – Statutory Basis

(Dollars in Thousands, Except per Share amounts)

Activity in the liability for unpaid claims adjustment expense is summarized as follows:

	Liability Beginning of Year	Incurred	Paid	Liability End of Year
Year ended December 31, 2019
2019	$—	$15,113	$1,428	$13,685
2018 and prior	46,226	(14,407)	2,464	29,355

	$46,226	$706	$3,892	$43,040

Year ended December 31, 2018
2018	$—	$19,236	$2,819	$16,417
2017 and prior	43,512	(11,813)	1,890	29,809

	$43,512	$7,423	$4,709	$46,226

The Company did not increase or decrease the claim adjustment expense provision for insured events of prior years during 2019 or 2018.

Deposit-type Contracts

Tabular interest on funds not involving life contingencies has been determined primarily by formula.

The Company issues certain funding agreements with well-defined class-based annuity purchase rates defining either specific or maximum purchase rate guarantees. However, these funding agreements are not issued to or for the benefit of an identifiable individual or group of individuals. These contracts are classified as deposit-type contracts in accordance with SSAP No. 50.

Included in the liability for deposit-type contracts at December 31, 2019 and 2018 are approximately $11,288 and $11,543, respectively, of funding agreements issued to special purpose entities in conjunction with non-recourse medium-term note programs. Under these programs, the proceeds from each note series issuance are used to purchase a funding agreement from the Company which secures that particular series of notes. In general, the payment terms of the note series match the payment terms of the funding agreement that secures that series. Claims for the principal and interest for these funding agreements are afforded equal priority as other policyholders.

54

Transamerica Premier Life Insurance Company

Notes to Financial Statements – Statutory Basis

(Dollars in Thousands, Except per Share amounts)

Withdrawal Characteristics of Annuity Reserves and Deposit Funds

A portion of the Company’s policy reserves and other policyholders’ funds (including separate account liabilities) relates to liabilities established on a variety of the Company’s annuity, deposit fund and life products. There may be certain restrictions placed upon the amount of funds that can be withdrawn without penalty. The amount of reserves on annuity and deposit fund products, by withdrawal characteristics, is summarized as follows:

	December 31 2019
	General Account	Separate Account with Guarantees	Separate Account Non- Guaranteed	Total	Percent
Individual Annuities:
Subject to discretionary withdrawal with adjustment:
With fair value adjustment	$7,602	$6,629	$—	$14,230	0%
At book value less surrender charge of 5% or more	2,535	—	—	2,535	0
At fair value	85	—	20,282,900	20,282,984	93

Total with adjustment or at fair value	10,221	6,629	20,282,900	20,299,749	93
At book value without adjustment (minimal or no charge or adjustment)	963,508	—	—	963,508	4
Not subject to discretionary withdrawal provision	321,922	—	134,490	456,411	2

Total individual annuity reserves	1,295,651	6,629	20,417,389	21,719,669	100%

Less reinsurance ceded	210,156	—	—	210,156

Net individual annuity reserves	$1,085,496	$6,629	$20,417,389	$21,509,514

	December 31 2019
	General Account	Separate Account with Guarantees	Separate Account Non- Guaranteed	Total	Percent
Group Annuities
Subject to discretionary withdrawal with adjustment:
With fair value adjustment	$711	$8,844	$—	$9,555	0%
At fair value	—	—	2,142,869	2,142,869	86

Total with adjustment or at fair value	711	8,844	2,142,869	2,152,424	86
At book value without adjustment (minimal or no charge or adjustment)	318,578	—	—	318,578	13
Not subject to discretionary withdrawal provision	29,631	—	—	29,631	1

Total group annuity reserves	348,920	8,844	2,142,869	2,500,633	100%

Less reinsurance ceded	—	—	—	—

Net group annuity reserves	$348,920	$8,844	$2,142,869	$2,500,633

55

Transamerica Premier Life Insurance Company

Notes to Financial Statements – Statutory Basis

(Dollars in Thousands, Except per Share amounts)

	December 31 2019
	General Account	Separate Account with Guarantees	Separate Account Non- Guaranteed	Total	Percent
Deposit-type contracts (no life contingencies):
Not subject to discretionary withdrawal provision	$320,770	$—	$2,417	$323,187	100%

Total deposit-type contracts	320,770	—	2,417	323,187	100%

Less reinsurance ceded	15,143	—	—	15,143

Net deposit- type contracts	$305,627	$—	$2,417	$308,044

Amount
Reconcililation to the Annual Statement:
Life & Accident & Health Annual Statement:
Exhibit 5, Annuities section, total (net)	$1,145,835
Exhibit 5, Supp contracts with life contingencies section, total (net)	237,898
Exhibit 7, Deposit-type contracts, net balance at the end of the current year after reinsurance	356,309

Subtotal	1,740,042
Separate Accounts Annual Statement:
Exhibit 3, Annuities section, total	22,441,205
Exhibit 3, Supp contracts with life contingencies section, total	134,526
Other contract deposit funds	2,417

Subtotal	22,578,149

Combined total	$24,318,191

	December 31 2018
	General Account	Separate Account with Guarantees	Separate Account Non- Guaranteed	Total	Percent
Individal Annuities:
Subject to discretionary withdrawal with adjustment:
With fair value adjustment	$7,885	$6,677	$—	$14,562	0%
At book value less surrender charge of 5% or more	3,458	—	—	3,458	0
At fair value	3,038	—	17,464,766	17,467,804	92

Total with adjustment or at fair value	14,380	6,677	17,464,766	17,485,824	92
At book value without adjustment (minimal or no charge or adjustment)	1,011,556	—	—	1,011,556	5
Not subject to discretionary withdrawal provision	405,171	—	103,186	508,357	3

Total individual annuity reserves	1,431,107	6,677	17,567,953	19,005,737	100%

Less reinsurance ceded	287,593	—	—	287,593

Net individual annuities reserves	$1,143,514	$6,677	$17,567,953	$18,718,144

56

Transamerica Premier Life Insurance Company

Notes to Financial Statements – Statutory Basis

(Dollars in Thousands, Except per Share amounts)

	December 31 2018
	General Account	Separate Account with Guarantees	Separate Account Non- Guaranteed	Total	Percent
Group Annuities:
Subject to discretionary withdrawal with adjustment:
With fair value adjustment	$648	$9,780	$—	$10,427	0%
At fair value	—	—	2,437,946	2,437,946	86

Total with adjustment or at fair value	648	9,780	2,437,946	2,448,373	87
At book value without adjustment (minimal or no charge or adjustment)	343,252	—	—	343,252	12
Not subject to discretionary withdrawal provision	30,091	—	—	30,091	1

Total group annuities reserves	373,991	9,780	2,437,946	2,821,716	100%

Less reinsurance ceded	—	—	—	—

Net group annuities reserves	$373,991	$9,780	$2,437,946	$2,821,716

	December 31 2018
	General Account	Separate Account with Guarantees	Separate Account Non- Guaranteed	Total	Percent
Deposit-type contracts (no life contingencies):
provision	$549,673	$—	$1,693	$551,366	100%

Total deposit-type contracts	549,673	—	1,693	551,366	100%

Less reinsurance ceded	15,916	—	—	15,916

Net deposit-type contracts	$533,756	$—	$1,693	$535,450

Amount
Reconcililation to the Annual Statement:
Life & Accident & Health Annual Statement:
Exhibit 5, Annuities section, total (net)	$1,252,507
Exhibit 5, Supp contracts with life contingencies section, total (net)	214,062
Exhibit 7, Deposit-type contracts, net balance at the end of the current year after reinsurance	584,693

Subtotal	2,051,261
Separate Accounts Annual Statement:
Exhibit 3, Annuities section, total	19,919,133
Exhibit 3, Supp contracts with life contingencies section, total	103,223
Other contract deposit funds	1,693

Subtotal	20,024,049

Combined total	$22,075,310

57

Transamerica Premier Life Insurance Company

Notes to Financial Statements – Statutory Basis

(Dollars in Thousands, Except per Share amounts)

The Amount of reserves on life products, by withdrawal characteristics, is summarized as follow:

	December 31 2019
	General Account			Separate Account - Guaranteed and Nonguaranteed
	Account Value	Cash Value	Reserve	Account Value	Cash Value	Reserve
Subject to discretionary withdrawal, surrender values, or policy loans:
Term policies with cash value	$46,855	$49,165	$82,395	$—	$—	$—
Universal life	1,465,607	1,286,331	1,547,962	—	—	—
Universal life with secondary guarantees	2,375	2,338	2,391	—	—	—
Indexed universal life with secondary guarantees	3,825,616	2,436,729	3,500,501	—	—	—
Other permanent cash value life Insurance	3,299,189	3,513,583	5,450,095	—	—	—
Variable universal life	604,929	592,688	635,586	3,909,192	3,878,306	3,884,304
Not subject to discretionary withdrawal or no cash values
Term policies without cash value	—	—	498,864	—	—	—
Accidental death benefits	—	—	15,453	—	—	—
Disability- active lives	—	—	35,660	—	—	—
Disability- disabled lives	—	—	116,543	—	—	—
Miscellaneous reserves	—	—	360,709	—	—	—

Total (gross)	9,244,572	7,880,834	12,246,159	3,909,192	3,878,306	3,884,304
Reinsurance ceded	179	179	1,801,384	—	—	—

Total (net)	$9,244,394	$7,880,656	$10,444,776	$3,909,192	$3,878,306	$3,884,304

Amount
Reconciliation to the Annual Statement:
Life & Accident & Health Annual Statement:
Exhibit 5, Life insurance section, total (net)	$9,935,044
Exhibit 5, Accidental death benefits section total (net)	15,453
Exhibit 5, Disability - active lives section, total (net)	32,467
Exhibit 5, Disability - disabled lives section, total (net)	115,629
Exhibit 5, Miscellaneous reserves section, total (net)	346,182

Subtotal	10,444,776
Separate Accounts Annual Statement:
Exhibit 3, Life insurance section, total	3,884,304

Subtotal	3,884,304

Combined total	$14,329,079

58

Transamerica Premier Life Insurance Company

Notes to Financial Statements – Statutory Basis

(Dollars in Thousands, Except per Share amounts)

	December 31 2018
	General Account			Separate Account - Guaranteed and Nonguaranteed
	Account Value	Cash Value	Reserve	Account Value	Cash Value	Reserve
Subject to discretionary withdrawal, surrender values, or policy loans:
Term policies with cash value	$43,796	$46,558	$81,109	$—	$—	$—
Universal life	1,225,940	1,112,843	1,614,862	—	—	—
Universal life with secondary guarantees	2,429	2,366	2,432	—	—	—
Indexed universal life with secondary guarantees	3,204,343	1,978,577	2,888,016	—	—	—
Other permanent cash value life Insurance	3,914,841	4,136,607	5,386,907	—	—	—
Variable universal life	596,517	576,230	631,725	3,244,160	3,208,949	3,208,268
Not subject to discretionary withdrawal or no cash values
Term policies without cash value	—	—	503,026	—	—	—
Accidental death benefits	—	—	16,248	—	—	—
Disability- active lives	—	—	34,741	—	—	—
Disability- disabled lives	—	—	119,414	—	—	—
Miscellaneous reserves	—	—	117,498	—	—	—

Total (gross)	8,987,866	7,853,181	11,395,979	3,244,160	3,208,949	3,208,268
Reinsurance ceded	5,974	5,974	1,828,560	—	—	—

Total (net)	$8,981,892	$7,847,206	$9,567,419	$3,244,160	$3,208,949	$3,208,268

Amount
Reconciliation to the Annual Statement:
Life & Accident & Health Annual Statement:
Exhibit 5, Life insurance section, total (net)	$9,299,306
Exhibit 5, Accidental death benefits section total (net)	16,248
Exhibit 5, Disability - active lives section, total (net)	31,530
Exhibit 5, Disability - disabled lives section, total (net)	118,484
Exhibit 5, Miscellaneous reserves section, total (net)	101,851

Subtotal	9,567,419
Separate Accounts Annual Statement:	—
Exhibit 3, Life insurance section, total	3,208,268

Subtotal	3,208,268

Combined total	$12,775,687

Separate Accounts

Certain separate and variable accounts held by the Company represent funds for which the benefit is determined by the performance and/or fair value of the investments held in the separate account. The assets of these are carried at fair value. These variable annuities generally provide an additional minimum guaranteed death benefit. Some variable annuities also provide a minimum guaranteed income benefit. The Company’s Guaranteed Indexed separate accounts provide customers a return based on the total performance of a specified financial index plus an enhancement. Hedging instruments that return the chosen index are purchased by the Company and held within the separate account. The assets in the accounts, carried at fair value, consist primarily of long-term bonds.

59

Transamerica Premier Life Insurance Company

Notes to Financial Statements – Statutory Basis

(Dollars in Thousands, Except per Share amounts)

Information regarding the separate accounts of the Company as of and for the year ended December 31, 2019, 2018 and 2017 is as follows:

	Nonindexed Guarantee Less Than or Equal to 4%	Nonguaranteed Separate Accounts	Total
Premiums, deposits and other considerations for the year ended December 31, 2019	$47	$844,837	$844,884

Reserves for separate accounts as of December 31, 2019 with assets at:
Fair value	$15,473	$26,446,979	$26,462,452

Total as of December 31, 2019	$15,473	$26,446,979	$26,462,452

Reserves for separate accounts by withdrawal characteristics as of December 31, 2019:
With fair value adjustment	$15,473	$—	$15,473
At fair value	—	26,310,072	26,310,072

Subtotal	$15,473	$26,310,072	$26,325,545
Not subject to discretionary withdrawal	—	136,907	136,907

Total separate account reserve liabilities at December 31, 2019	$15,473	$26,446,979	$26,462,452

60

Transamerica Premier Life Insurance Company

Notes to Financial Statements – Statutory Basis

(Dollars in Thousands, Except per Share amounts)

	Nonindexed Guarantee Less Than or Equal to 4%	Nonguaranteed Separate Accounts	Total
Premiums, deposits and other considerations for the year ended December 31, 2018	$166	$995,559	$995,725

Reserves for separate accounts as of December 31, 2018 with assets at:
Fair value	$16,457	$23,215,860	$23,232,317

Total as of December 31, 2018	$16,457	$23,215,860	$23,232,317

Reserves for separate accounts by withdrawal characteristics as of December 31, 2018:
With fair value adjustment	$16,457	$—	$16,457
At fair value	—	23,110,980	23,110,980

Subtotal	$16,457	$23,110,980	$23,127,437
Not subject to discretionary withdrawal	—	104,880	104,880

Total separate account reserve liabilities at December 31, 2018	$16,457	$23,215,860	$23,232,317

61

Transamerica Premier Life Insurance Company

Notes to Financial Statements – Statutory Basis

(Dollars in Thousands, Except per Share amounts)

	Nonindexed Guarantee Less Than or Equal to 4%	Nonguaranteed Separate Accounts	Total
Premiums, deposits and other considerations for the year ended December 31, 2017	$128	$1,005,564	$1,005,692

Reserves for separate accounts as of December 31, 2017 with assets at:
Fair value	$17,955	$24,836,712	$24,854,667

Total as of December 31, 2017	$17,955	$24,836,712	$24,854,667

Reserves for separate accounts by withdrawal characteristics as of December 31, 2017:
With fair value adjustment	$17,955	$—	$17,955
At fair value	—	24,725,399	24,725,399

Subtotal	$17,955	$24,725,399	$24,743,354
Not subject to discretionary withdrawal	—	111,313	111,313

Total separate account reserve liabilities at December 31, 2017	$17,955	$24,836,712	$24,854,667

A reconciliation of the amounts transferred to and from the Company’s separate accounts is presented below:

	2019	2018	2017
Transfer as reported in the summary of operations of the separate accounts statement:
Transfers to separate accounts	$866,291	$1,010,534	$1,024,418
Transfers from separate accounts	(2,228,421)	(1,460,192)	(1,290,485)

Net transfers from separate accounts	(1,362,130)	(449,658)	(266,067)
Miscellaneous reconciling adjustments	101,052	117,578	104,721

Net transfers as reported in the summary of operations of the life, accident and health annual statement	$(1,261,078)	$(332,080)	$(161,346)

62

Transamerica Premier Life Insurance Company

Notes to Financial Statements – Statutory Basis

(Dollars in Thousands, Except per Share amounts)

The legal insulation of separate account assets prevents such assets from being generally available to satisfy claims resulting from the general account. The assets legally insulated from general account claims at December 31, 2019 and 2018 are attributed to the following products:

	2019	2018
Group annuities	$2,146,648	$2,446,903
Variable annuities	20,425,457	17,578,936
Variable universal life	3,909,194	3,244,160
Modified separate account	17,709	17,970
WRL asset accumulator	9,326	8,170

Total separate account assets	$26,508,334	$23,296,139

To compensate the general account for the risk taken, the separate account paid risk charges of $9,441, $11,344, $12,133, $11,993, and $12,368 to the general account in 2019, 2018, 2017, 2016 and 2015, respectively. During the years ended December 31, 2019, 2018, 2017, 2016 and 2015, the general account of the Company had paid $540, $480, $750, $15,371, and $43,256, respectively, toward separate account guarantees.

The Company does not participate in securities lending transactions within the separate account.

8. Reinsurance

Certain premiums and benefits are assumed from and ceded to other insurance companies under various reinsurance agreements. The Company reinsures portions of the risk on certain insurance policies which exceed its established limits, thereby providing a greater diversification of risk and minimizing exposure on larger risks. The Company remains contingently liable with respect to any insurance ceded, and this would become an actual liability in the event that the assuming insurance company became unable to meet its obligation under the reinsurance treaty.

Premiums and annuity considerations earned reflect the following reinsurance amounts:

	Year Ended December 31
	2019	2018	2017
Direct premiums	$3,348,455	$3,578,753	$3,656,349
Reinsurance assumed - non affiliates	54,209	68,724	76,854
Reinsurance assumed - affiliates	414,063	405,528	2,153,409
Reinsurance ceded - non affiliates	(103,725)	(75,864)	(3,181,521)
Reinsurance ceded - affiliates	(365,122)	(427,119)	(408,787)

Net premiums earned	$3,347,881	$3,550,022	$2,296,304

The Company received reinsurance recoveries in the amount of $587,197, $591,703 and $558,976 during 2019, 2018 and 2017, respectively. At December 31, 2019 and 2018, estimated amounts recoverable from

63

Transamerica Premier Life Insurance Company

Notes to Financial Statements – Statutory Basis

(Dollars in Thousands, Except per Share amounts)

reinsurers that have been deducted from policy and contract claim reserves totaled $31,033 and $29,604. The aggregate reserves for policies and contracts were reduced for reserve credits for reinsurance ceded at December 31, 2019 and 2018 of $4,161,453 and $4,320,660, respectively, of which $1,920,004 and $2,016,383 were ceded to affiliates.

During 2019, 2018 and 2017, amortization of deferred gains associated with previously transacted reinsurance agreements was released into income in the amount of $279,776 ($181,854 after tax), $276,268 ($179,574 after tax) and $109,601 ($71,241 after tax), respectively, into earnings on a net of tax basis with a corresponding charge to unassigned surplus.

Letters of credit held for all unauthorized reinsurers as of December 31, 2019, 2018 and 2017 were $1,235,644, $1,285,244 and $1,330,944 respectively.

Effective July 1, 2019, the Company recaptured indexed universal life and variable universal life insurance business from an affiliate, WFG Reinsurance Limited. The Company paid cash of $39,039, recaptured $1,725 in policyholder reserves, $488 in claim reserves and policy loans of $1,176. The transaction resulted in a pre-tax loss of $40,076 which was partially offset by a commission expense allowance of $6,472 as unamortized amounts previously deferred to unassigned surplus related to the original inforce reinsurance transactions were released.

Effective October 1, 2018, the Company recaptured credit insurance business from an affiliate, Ironwood Re Corp. The Company released $248 of funds withheld liability, recaptured $335 of policyholder reserves and $68 of claim reserves. The transaction resulted in a pre-tax loss of $155 which has been included in the Statements of Operations. In addition, the Company released into income a previously deferred unamortized gain resulting from the original cession of this business to Ironwood in the amount of $309 ($201 after-tax) with a corresponding charge to unassigned surplus.

Effective October 1, 2018, the Company recaptured insurance business from an affiliate, Harbor View Re Corp. The Company paid cash of $1,400, released a funds withheld liability of $9,750 and assumed $10,387 of policyholder reserves, $144 of claim reserves and net due premiums and commissions of $781. The transaction resulted in a pre-tax loss of $1,400 which has been included in the Statements of Operations.

Effective October 1, 2018, the Company recaptured group health insurance business from Transamerica Life Insurance Company (TLIC), an affiliate. The Company received cash of $33,799, recaptured $13,767 of policyholder reserves, $980 of unearned premium reserve and $7,366 of claim reserves. The transaction resulted in a pre-tax gain of $11,686 which has been included in the Statements of Operations. In addition, the Company released into income a previously deferred unamortized gain resulting from the original transaction in the amount of $2,191 ($1,424 after-tax) with a corresponding charge to unassigned surplus.

Effective June 29th, 2018, the Company and Wilton Re U. S. Holdings, Inc. (Wilton Re) entered into an agreement as to the “Final Net Settlement Statements and Other Matters” (NSS) associated with the reinsurance agreement between the two companies that was effective April 1, 2017. This agreement related to the reinsurance of the payout annuity and BOLI/COLI business to Wilton Re. As a result of the

64

Transamerica Premier Life Insurance Company

Notes to Financial Statements – Statutory Basis

(Dollars in Thousands, Except per Share amounts)

mutual concessions between the parties, Wilton Re paid the Company $19,084. In addition, the Company released a reinsurance receivable in the amount of $8,428 related to the initial proposed NSS used for closing. The net pretax impact to capital and surplus of these adjustments was $10,656.

Effective December 1, 2017, the Company entered into an agreement with TLIC to convert the modified coinsurance agreement to coinsurance and funds withheld. As a result, TLIC transferred cash and invested assets to the Company. Assets that were not able to be transferred were retained in a FWH portfolio by TLIC until they mature, are sold or can be transferred. The company received cash and invested assets with a market value of $6,487,360 along with policy reserves of $4,543,045 and claim reserves of $199,940 net of due an advance premium of $5,815 from TLIC (which the Company previously assumed on a modco basis). As a result of the transaction $1,144,148 of IMR were released from TLIC and transferred to the Company. The transaction results in a pre-tax gain of $606,041 ($393,926 net of tax) which has been reported in surplus. Recognition of the surplus increase as income shall be reflected on a net of tax basis as earnings emerge from the business reinsured.

On June 28, 2017, Transamerica completed a transaction to reinsure its payout annuity business and Bank Owned Life Insurance/ Corporate Owned Life Insurance business (BOLI/COLI). Under the terms of the Master Agreement, the Company entered into a 100% coinsurance (general account liabilities)/modified coinsurance (separate account liabilities) reinsurance agreement with Wilton Reassurance Company, with an effective date of April 1, 2017. The Company transferred assets in the amount of $3,063,865, which included a ceding commission of $135,819, and released policy and deposit-type reserves of $2,264,229 and policy loans of $7,545 related to the business. Modified coinsurance separate account reserves of $401,609 were retained by the company. As a part of the transaction, the company realized $568,029 in net gains on the assets that were transferred of which $363,243 were deferred to IMR. The IMR liability simultaneously was released along with historical deferrals associated with the blocks of business in the amount of $429,415, resulting in a pretax loss of $172,980, which has been included in the Statements of Operations.

Effective January 1, 2017, the Company entered into a coinsurance retrocession agreement with TLIC Watertree Reinsurance, Inc. (TWRI), an affiliate, under which TWRI coinsures to the Company accelerated death benefits on a product ceded from Transamerica Life Insurance Company to TWRI.

Effective April 14, 2015, the reinsurance agreement dated December 31, 2008 reinsuring variable annuity reinsurance between the Company and Transamerica International Re (Bermuda) Ltd (TIRe), an affiliate, was novated to Firebird Re Corp. (FReC), also an affiliate. Subsequent to the novation, the Companies entered into an amended and restated reinsurance agreement related to the block of business. The modified coinsurance reinsurance reserves were converted to coinsurance reserves and a general account funds withheld was established. During 2017, the Company received invested assets in the amount of $22,479 from FReC as settlement of reinsurance receivables. FReC merged into TLIC, an affiliate, effective October 1, 2018, so the reinsurance agreement is now with TLIC. In 2018, all reinsurance between the Company and TLIC (FReC) was settled in cash.

65

Transamerica Premier Life Insurance Company

Notes to Financial Statements – Statutory Basis

(Dollars in Thousands, Except per Share amounts)

9. Income Taxes

The net deferred income tax asset at December 31, 2019 and 2018 and the change from the prior year are comprised of the following components:

	Ordinary	December 31, 2019 Capital	Total
Gross Deferred Tax Assets	$708,175	$31,638	$739,813
Statutory Valuation Allowance Adjustment	—	—	—

Adjusted Gross Deferred Tax Assets	708,175	31,638	739,813
Deferred Tax Assets Nonadmitted	334,893	—	334,893

Subtotal (Net Deferred Tax Assets)	373,282	31,638	404,920
Deferred Tax Liabilities	129,055	44,616	173,671

Net Admitted Deferred Tax Assets	$244,227	$(12,978)	$231,249

		December 31, 2018
	Ordinary	Capital	Total
Gross Deferred Tax Assets	$693,441	$51,157	$744,598
Statutory Valuation Allowance Adjustment	—	—	—

Adjusted Gross Deferred Tax Assets	693,441	51,157	744,598
Deferred Tax Assets Nonadmitted	335,913	—	335,913

Subtotal (Net Deferred Tax Assets)	357,528	51,157	408,685
Deferred Tax Liabilities	123,272	46,464	169,736

Net Admitted Deferred Tax Assets	$234,256	$4,693	$238,949

	Ordinary	Change Capital	Total
Gross Deferred Tax Assets	$14,734	$(19,519)	$(4,785)
Statutory Valuation Allowance Adjustment	—	—	—

Adjusted Gross Deferred Tax Assets	14,734	(19,519)	(4,785)
Deferred Tax Assets Nonadmitted	(1,020)	—	(1,020)

Subtotal (Net Deferred Tax Assets)	15,754	(19,519)	(3,765)
Deferred Tax Liabilities	5,783	(1,848)	3,935

Net Admitted Deferred Tax Assets	$9,971	$(17,671)	$(7,700)

66

Transamerica Premier Life Insurance Company

Notes to Financial Statements – Statutory Basis

(Dollars in Thousands, Except per Share amounts)

The main components of deferred income tax amounts are as follows:

	Year Ended December 31
	2019	2018	Change
Deferred Tax Assets:
Ordinary
Policyholder reserves	$364,402	$361,776	$2,626
Investments	74,613	68,973	5,640
Deferred acquisition costs	237,251	227,453	9,798
Policyholder dividends accrual	196	210	(14)
Fixed assets	1,590	420	1,170
Compensation and benefits accrual	383	358	25
Receivables - nonadmitted	19,999	23,535	(3,536)
Other (including items <5% of total ordinary tax assets)	9,741	10,716	(975)

Subtotal	708,175	693,441	14,734

Nonadmitted	334,893	335,913	(1,020)

Admitted ordinary deferred tax assets	373,282	357,528	15,754

Capital:
Investments	31,638	51,157	(19,519)
Subtotal	31,638	51,157	(19,519)
Admitted capital deferred tax assets	31,638	51,157	(19,519)

Admitted deferred tax assets	$404,920	$408,685	$(3,765)

	Year Ended December 31
	2019	2018	Change
Deferred Tax Liabilities:
Ordinary
Investments	$72,740	$66,130	$6,610
Policyholder reserves	53,123	53,653	(530)
Other (including items <5% of total ordinary tax liabilities)	3,191	3,489	(298)

Subtotal	129,054	123,272	5,782
Capital
Investments	44,617	46,464	(1,847)
Subtotal	44,617	46,464	(1,847)

Deferred tax liabilities	173,671	169,736	3,935

Net deferred tax assets/liabilities	$231,249	$238,949	$(7,700)

As a result of the 2017 Tax Cuts and Jobs Act (TCJA), the Company’s tax reserve deductible temporary difference decreased by ($400,000). This change results in an offsetting $400,000 deductible temporary difference that will be amortized into taxable income evenly over the eight years subsequent to 2017. The remaining amortizable balance is included within the Policyholder Reserves line items above.

67

Transamerica Premier Life Insurance Company

Notes to Financial Statements – Statutory Basis

(Dollars in Thousands, Except per Share amounts)

As discussed in Note 2, for the years ended December 31, 2019 and 2018 the Company admits deferred income tax assets pursuant to SSAP No. 101. The amount of admitted adjusted gross deferred income tax assets under each component of SSAP No. 101 is as follows:

				December 31, 2019
			Ordinary	Capital	Total
Admission Calculation Components SSAP No. 101
2(a)	Federal Income Taxes Paid in Prior Years Recoverable Through Loss Carrybacks		$—	$11,238	$11,238
2(b)	Adjusted Gross Deferred Tax Assets Expected to be Realized (Excluding The Amount of Deferred Tax Assets From 2(a) above) After Application of the Threshold Limitation (the Lesser of 2(b)1 and 2(b)2 below)		220,011	—	220,011
	1.	Adjusted Gross Deferred Tax Assets Expected to be Realized Following the Balance Sheet Date	220,011	—	220,011
	2.	Adjusted Gross Deferred Tax Assets Allowed per Limitation Threshold	XXX	XXX	310,453
2(c)	Adjusted Gross Deferred Tax Assets (Excluding The Amount Of Deferred Tax Assets From 2(a)and 2(b) above) Offset by Gross Deferred Tax Liabilities		153,271	20,400	173,671

2(d)	Deferred Tax Assets Admitted as the result of application of SSAP No. 101, Total (2(a) + 2(b) + 2(c))		$373,282	$31,638	$404,920

			Ordinary	December 31, 2018 Capital	Total
Admission Calculation Components SSAP No. 101
2(a)	Federal Income Taxes Paid in Prior Years Recoverable Through Loss Carrybacks		$—	$17,086	$17,086
2(b)	Adjusted Gross Deferred Tax Assets Expected to be Realized (Excluding The Amount of Deferred Tax Assets From 2(a) above) After Application of the Threshold Limitation (the Lesser of 2(b)1 and 2(b)2 below)		221,863	—	221,863
	1.	Adjusted Gross Deferred Tax Assets Expected to be Realized Following the Balance Sheet Date	221,863	—	221,863
	2.	Adjusted Gross Deferred Tax Assets Allowed per Limitation Threshold	XXX	XXX	258,932
2(c)	Adjusted Gross Deferred Tax Assets (Excluding The Amount Of Deferred Tax Assets From 2(a)and 2(b) above) Offset by Gross Deferred Tax Liabilities		135,665	34,071	169,736

2(d)	Deferred Tax Assets Admitted as the result of application of SSAP No. 101, Total (2(a) + 2(b) + 2(c))		$357,528	$51,157	$408,685

68

Transamerica Premier Life Insurance Company

Notes to Financial Statements – Statutory Basis

(Dollars in Thousands, Except per Share amounts)

			Ordinary	Change Capital	Total
Admission Calculation Components SSAP No. 101
2(a)	Federal Income Taxes Paid in Prior Years Recoverable Through Loss Carrybacks		$—	$(5,848)	$(5,848)
2(b)	Adjusted Gross Deferred Tax Assets Expected to be Realized (Excluding The Amount of Deferred Tax Assets From 2(a) above) After Application of the Threshold Limitation (the Lesser of 2(b)1 and 2(b)2 below)		(1,852)	—	(1,852)
	1.	Adjusted Gross Deferred Tax Assets Expected to be Realized Following the Balance Sheet Date	(1,852)	—	(1,852)
	2.	Adjusted Gross Deferred Tax Assets Allowed per Limitation Threshold	XXX	XXX	51,521
2(c)	Adjusted Gross Deferred Tax Assets (Excluding The Amount Of Deferred Tax Assets From 2(a) and 2(b) above) Offset by Gross Deferred Tax Liabilities		17,606	(13,671)	3,935

2(d)	Deferred Tax Assets Admitted as the result of application of SSAP No. 101, Total (2(a) + 2(b) + 2(c))		$15,754	$(19,519)	$(3,765)

			December 31
			2019	2018	Change
Ratio Percentage Used To Determine Recovery Period and Threshold Limitation Amount			877%	758%	119%

Amount of Adjusted Capital and Surplus Used To Determine Recovery Period and Threshold Limitation in 2(b)2 Above			$2,069,687	$1,726,211	$343,476

69

Transamerica Premier Life Insurance Company

Notes to Financial Statements – Statutory Basis

(Dollars in Thousands, Except per Share amounts)

The impact of tax planning strategies at December 31, 2019 and 2018 was as follows:

		December 31, 2019
	Ordinary Percent	Capital Percent	Total Percent
Impact of Tax Planning Strategies:
(% of Total Adjusted Gross DTAs)	0%	0%	0%

(% of Total Net Admitted Adjusted Gross DTAs)	2%	0%	2%

		December 31, 2018
	Ordinary Percent	Capital Percent	Total Percent
Impact of Tax Planning Strategies:
(% of Total Adjusted Gross DTAs)	0%	0%	0%

(% of Total Net Admitted Adjusted Gross DTAs)	0%	30%	4%

The Company’s tax planning strategies do not include the use of reinsurance-related tax planning strategies.

Current income taxes incurred consist of the following major components:

	Year Ended December 31
	2019	2018	Change
Current Income Tax
Federal	$39,259	$30,372	$8,887

Subtotal	39,259	30,372	8,887
Federal income tax on net capital gains	8,597	(47,135)	55,732

Federal and foreign income taxes incurred	$47,856	$(16,763)	$64,619

	Year Ended December 31
	2018	2017	Change
Current Income Tax
Federal	$30,372	$903,151	$(872,779)

Subtotal	30,372	903,151	(872,779)
Federal income tax on net capital gains	(47,135)	94,516	(141,651)

Federal and foreign income taxes incurred	$(16,763)	$997,667	$(1,014,430)

70

Transamerica Premier Life Insurance Company

Notes to Financial Statements – Statutory Basis

(Dollars in Thousands, Except per Share amounts)

The Company’s current income tax incurred and change in deferred income tax differs from the amount obtained by applying the federal statutory rate to income before tax as follows:

	Year Ended December 31
	2019	2018	2017
Current income taxes incurred	$47,856	$(16,763)	$997,667
Change in deferred income taxes (without tax on unrealized gains and losses)	(10,084)	(7,833)	39,231

Total income tax reported	$37,772	$(24,596)	$1,036,898

Income before taxes	$619,186	$400,924	$1,058,153
	21.00%	21.00%	35.00%

Expected income tax expense (benefit) at statutory rate	$130,029	$84,194	$370,354

Increase (decrease) in actual tax reported resulting from:

Pre-tax income of disregarded subsidiaries	$(2,007)	$(2,411)	$(1,074)
Dividends received deduction	(31,895)	(25,962)	(46,859)
Tax-exempt income	(861)	(1,102)	(1,663)
Nondeductible expenses	252	604	304
Pre-tax items reported net of tax	(52,817)	(54,399)	344,472
Tax credits	(13,951)	(9,199)	(6,892)
Prior period tax return adjustment	4,028	(21,398)	4,029
Change in tax rates	—	—	357,034
Change in uncertain tax positions	—	948	(3,844)
Deferred tax expense on other items in surplus	4,916	3,900	20,986
Other	78	229	51

Total income tax reported	$37,772	$(24,596)	$1,036,898

On December 22, 2017, the TCJA reduced the federal tax rate to 21%. As a result, the Company reduced its net deferred tax asset balance by $357,034, excluding $23,017 of net deferred tax asset reduction on unrealized gains/(losses) in the 2017 financial statements.

The effects of the U.S. tax reform were reflected in the 2017 financial statements as determined or as reasonably estimated provisional amounts based on available information subject to interpretation in accordance with the SEC’s Staff Accounting Bulletin No. 118 (SAB 118), as adopted by NAIC SAPWG INT 18-01. SAB 118 provides guidance on accounting for the effects of U.S. tax reform where the Company’s determinations are incomplete but the Company can determine a reasonable estimate. The TCJA related disclosures and figures in the 2018 financials represent final impacts with no estimated figures remaining.

The Company’s federal income tax return is consolidated with other included affiliated companies. Please see the listing of companies in Appendix A. The method of allocation between the companies is subject to a written tax allocation agreement. Under the terms of the tax allocation agreement, allocations are based

71

Transamerica Premier Life Insurance Company

Notes to Financial Statements – Statutory Basis

(Dollars in Thousands, Except per Share amounts)

on separate income tax return calculations. The Company is entitled to recoup federal income taxes paid in the event the future losses and credits reduce the greater of the Company’s separately computed income tax liability or the consolidated group’s income tax liability in the year generated. The Company is also entitled to recoup federal income taxes paid in the event the losses and credits reduce the greater of the Company’s separately computed income tax liability or the consolidated group’s income tax liability in any carryback or carryforward year when so applied. Intercompany income tax balances are settled within thirty days of payment to or filing with the Internal Revenue Service. A tax return has not been filed for 2019.

The following is income tax expense for current year and preceding years that is available for recoupment in the event of future losses:

Total
2019	$7,361
2018	$—
2017	$72,284

The total amount of the unrecognized tax benefits that, if recognized, would affect the effective income tax rate:

Unrecognized Tax Benefits
Balance at January 1, 2018	$1,804
Tax positions taken during prior period	948

Balance at December 31, 2018	$2,752

Balance at December 31, 2019	$2,752

The Company classifies interest and penalties related to income taxes as income tax expense. The amount of interest and penalties accrued on the balance sheet as income taxes includes the following:

	Interest	Penalties	Total payable (receivable)
Balance at January 1, 2017	$236	$—	$236
Interest expense (benefit)	(20)	—	(20)
Penalties expense (benefit)	—	—	—
Cash (paid) received	—	—	—

Balance at December 31, 2017	$216	$—	$216
Interest expense (benefit)	419	—	419
Penalties expense (benefit)	—	—	—
Cash (paid) received	—	—	—

Balance at December 31, 2018	$635	$—	$635
Interest expense (benefit)	264	—	264
Penalties expense (benefit)	—	—	—
Cash (paid) received	—	—	—

Balance at December 31, 2019	$899	$—	$899

72

Transamerica Premier Life Insurance Company

Notes to Financial Statements – Statutory Basis

(Dollars in Thousands, Except per Share amounts)

The Company has no federal income tax returns currently under examination. The Internal Revenue Service completed its examination for years 2009 through 2013 resulting in tax return adjustments for which an appeals conference was requested. Federal income tax returns filed in 2014 through 2018 remain open, subject to potential future examination. The Company believes that there are adequate defenses against or sufficient provisions established related to any open or contested tax positions.

10. Capital and Surplus

The Company has two classes of common stock, Class A and Class B. Each outstanding share of Class A is entitled to four votes for any matter submitted to a vote at a meeting of stockholders, whereas each outstanding share of Class B is entitled to one such vote. The Company has 10,000 shares of Class A and 10,000 shares of Class B common shares authorized at $750 per share par value of which, 9,819 of Class A and 3,697 of Class B were issued and outstanding at December 31, 2019 and 2018.

The Company has no preferred stock authorized.

The Company is subject to limitations, imposed by the State of Iowa, on the payment of dividends to its stockholders. Generally, dividends during any twelve-month period may not be paid, without prior regulatory approval, in excess of the greater of (a) 10 percent of the Company’s statutory surplus as of the preceding December 31, or (b) the Company’s statutory gain from operations before net realized capital gains (losses) on investments for the preceding year. Subject to the availability of unassigned surplus at the time of such dividend, the maximum payment which may be made in 2019, without the prior approval of insurance regulatory authorities, is $349,625.

On February 1, 2019, the Company paid ordinary common stock dividends of $8,444 to Commonwealth General Corporation.

The Company received ordinary common stock dividends of $30,000, $20,000, $15,000, and $15,000 from World Financial Group Insurance Agency, Inc. on March 29, 2019, June 21, 2019, September 30, 2019, and December 20, 2019, respectively.

On December 20, 2019, Transamerica Realty paid ordinary common stock dividends of $2,826 to the Company.

The Company reported a contribution receivable from parent of $150,000 at December 31, 2017. The contribution was received on February 1, 2018.

On December 31, 2018 the Company received a $6 contribution from its subsidiary Transamerica Asset Management, Inc. On December 31, 2018, the Company paid a $1,360 non-cash contribution to its subsidiary, Real Estate Alternatives Portfolio 3A, Inc. (REAP 3A). On December 19, 2018, the Company received a common stock dividend from its subsidiary, World Financial Group Insurance Agency, Inc. in the amount of $30,000. On September 27, 2018, the Company received a non-cash common stock dividend from its subsidiary, World Financial Group Insurance Agency, Inc. in the amount of $30,000.

73

Transamerica Premier Life Insurance Company

Notes to Financial Statements – Statutory Basis

(Dollars in Thousands, Except per Share amounts)

Life and health insurance companies are subject to certain RBC requirements as specified by the NAIC. Under those requirements, the amount of capital and surplus maintained by a life or health insurance company is to be determined based on the various risk factors related to it. At December 31, 2019, the Company meets the minimum RBC requirements.

The Company’s surplus notes are held by CGC and Transamerica Corporation (TA Corp). These notes are due 20 years from the date of issuance at an interest rate of 6% and are subordinate and junior in right of payment to all obligations and liabilities of the Company. In the event of liquidation of the Company, full payment of the surplus notes shall be made before the holders of common stock become entitled to any distribution of the remaining assets of the Company. The Company received approval from the Iowa Insurance Division prior to paying quarterly interest payments.

On December 20, 2019, the Company repaid in full its $57,266 surplus note with Transamerica Corporation and made a partial repayment of $42,734 on its surplus note with Commonwealth General Corporation. The Company received IID approval for this transaction. Additional information related to the outstanding surplus notes at December 31, 2019 and 2018 is as follows:

For Year Ending	Balance Outstanding	Interest Paid Current Year	Cumulative Interest Paid	Accrued Interest
2019
CGC	$60,000	$6,306	$98,822	$300
TA Corp	—	3,627	45,724	—

Total	$60,000	$9,933	$144,546	$300

2018
CGC	$102,734	$6,164	$92,515	$514
TA Corp	57,266	3,436	42,097	286

Total	$160,000	$9,600	$134,612	$800

74

Transamerica Premier Life Insurance Company

Notes to Financial Statements – Statutory Basis

(Dollars in Thousands, Except per Share amounts)

11. Securities Lending

The Company participates in an agent-managed securities lending program in which the Company primarily loans out US Treasuries and other bonds. The Company receives collateral equal to 102% of the fair value of the loaned government or other domestic securities as of the transaction date. If the fair value of the collateral is at any time less than 102% of the fair value of the loaned securities, the counterparty is mandated to deliver additional collateral, the fair value of which, together with the collateral already held in connection with the lending transaction, is at least equal to 102% of the fair value of the loaned government or other domestic securities. In the event the Company loans a foreign security and the denomination of the currency of the collateral is other than the denomination of the currency of the loaned foreign security, the Company receives and maintains collateral equal to 105% of the fair value of the loaned security.

At December 31, 2019 and 2018, respectively, securities with a fair value of $716,001 and $555,825 were on loan under securities lending agreements as part of this program. At December 31, 2019 and 2018, the collateral the Company received from securities lending activities was in the form of cash and on open terms. This cash collateral is reinvested and is not available for general corporate purposes. The reinvested cash collateral has a fair value of $757,186 and $575,155 at December 31, 2019 and 2018, respectively.

The contractual maturities of the securities lending collateral positions are as follows:

	Fair Value
	2019	2018
Open	$757,186	$574,886

Total	757,186	574,886

Securities received	—	—

Total collateral received	$757,186	$574,886

The Company receives primarily cash collateral in an amount in excess of the fair value of the securities lent. The Company reinvests the cash collateral into higher yielding securities than the securities which the Company has lent to other entities under the arrangement.

75

Transamerica Premier Life Insurance Company

Notes to Financial Statements – Statutory Basis

(Dollars in Thousands, Except per Share amounts)

The maturity dates of the reinvested securities lending collateral are as follows:

	2019		2018
	Amortized Cost	Fair Value	Amortized Cost	Fair Value
Open	$26,407	$26,407	$85,260	$85,260
30 days or less	208,268	208,268	140,236	140,236
31 to 60 days	309,546	309,546	104,248	104,249
61 to 90 days	75,517	75,517	60,156	60,155
91 to 120 days	73,818	73,818	104,653	104,653
121 to 180 days	63,630	63,630	80,602	80,602

Total	757,186	757,186	575,155	575,155

Securities received	—	—	—	—

Total collateral reinvested	$757,186	$757,186	$575,155	$575,155

For securities lending, the Company’s source of cash used to return the cash collateral is dependent upon the liquidity of the current market conditions. Under current conditions, the Company has securities with a par value of $757,905 (fair value of $757,186) that are currently tradable securities that could be sold and used to pay for the $757,186 in collateral calls that could come due under a worst-case scenario.

12. Retirement and Compensation Plans

Defined Contribution Plans

The Company’s employees participate in a contributory defined contribution plan sponsored by TA Corp which is qualified under Section 401(k) of the Internal Revenue Code. Generally, employees of the Company who customarily work at least 20 hours per week and meet the other eligibility requirements are participants of the plan. Participants may elect to contribute up to 100% of eligible earnings, subject to government or other plan restrictions for certain key employees. The Company will match an amount up to three percent of the participant’s eligible earnings. Participants may direct all of their contributions and plan balances to be invested in a variety of investment options. The plan is subject to the reporting and disclosure requirements of the Employee Retirement Income Security Act of 1974, as amended (ERISA). Benefits expense was $1,746, $1,767 and $1,805 was allocated to the Company for the years ended December 31, 2019, 2018 and 2017, respectively.

Defined Benefit Plans

The Company’s employees participate in a qualified defined benefit pension plan sponsored by TA Corp. Generally, employees of the Company who customarily work at least 20 hours per week and complete six months of continuous service and meet the other eligibility requirements are participants of the plan. The Company has no legal obligation for the plan. The benefits are based on years of service and the employee’s eligible compensation. The plan provides benefits based on a traditional final average formula or a cash balance formula. The plan is subject to the reporting and disclosure requirements of the ERISA.

76

Transamerica Premier Life Insurance Company

Notes to Financial Statements – Statutory Basis

(Dollars in Thousands, Except per Share amounts)

TA Corp sponsors supplemental retirement plans to provide the Company’s senior management with benefits in excess of normal pension benefits. The Company has no legal obligation for the plan. The plans are noncontributory and benefits are based on years of service and the employee’s eligible compensation. The plan provides benefits based on a traditional final average formula or cash balance formula. The plans are unfunded and nonqualified under the Internal Revenue Service Code.

The Company recognizes pension expense equal to its allocation from TA Corp. The pension expense related to both the defined pension plan and the supplemental retirement plans is allocated among the participating companies based on International Accounting Standards 19 (IAS 19), Accounting for Employee Benefits, and based upon actuarial participant benefit calculations, which is within the guidelines of SSAP No. 102, Pensions. Pension expenses were $3,889, $3,832 and $4,166, for the years ended December 31, 2019, 2018 and 2017, respectively.

In addition to pension benefits, TA Corp sponsors unfunded plans that provide health care and life insurance benefits to retired Company employees meeting certain eligibility requirements. The Company has no legal obligation for the plan. Portions of the medical and dental plans are contributory. The expenses of the postretirement plans are allocated among the participating companies based on IAS 19 and based upon actuarial participant benefit calculations which is within the guidelines of SSAP No. 92, Postretirement Benefits Other Than Pensions. The Company expensed $585, $710 and $769 related to these plans for the years ended December 31, 2019, 2018 and 2017, respectively.

Other Plans

TA Corp has established deferred compensation plans for certain key employees of the Company. The Company’s allocation of expense for these plans for each of the years ended December 31, 2019, 2018 and 2017 was insignificant.

13. Related Party Transactions

The Company shares certain officers, employees and general expenses with affiliated companies.

The Company is party to a shared services and cost sharing agreement among and between the Transamerica companies, under which various affiliated companies may perform specified administrative functions in connection with the operation of the Company, in consideration of reimbursement of actual costs of services rendered. The Company is also a party to a Management and Administrative and Advisory agreement with AEGON USA Realty Advisors, LLC. whereby the advisor serves as the administrator and advisor for the Company’s mortgage loan operations. AEGON USA Investment Management, LLC acts as a discretionary investment manager under an Investment Management Agreement with the Company. The Company provides office space, marketing and administrative services to certain affiliates. The amount received by the Company as a result of being a party to these agreements was $121,914, $101,998 and $50,807 during 2019, 2018 and 2017, respectively. The amount paid as a result of being a party to these agreements was $449,378, $477,650 and $328,319 during 2019, 2018 and 2017, respectively.

77

Transamerica Premier Life Insurance Company

Notes to Financial Statements – Statutory Basis

(Dollars in Thousands, Except per Share amounts)

Transamerica Capital, Inc. provides wholesaling distribution services for the Company under a distribution agreement. The Company incurred expenses under this agreement of $19, $24 and $41 for the years ended December 31, 2019, 2018 and 2017, respectively.

At December 31, 2019 and 2018, the Company reported a net amount of $28,746 and ($12,506) (payable to)/receivable from parent, subsidiary and affiliated companies, respectively. Terms of settlement require that these amounts be settled within 90 days. Receivables from and payables to affiliates bear interest at the thirty-day commercial paper rate.

During 2019, 2018 and 2017, the Company (paid)/received net interest of ($37), ($582) and ($75), respectively, to affiliates.

The Company has an administration service agreement with Transamerica Asset Management, Inc. to provide administrative services to the Transamerica Series Trust. The Company received $20,792, $21,516 and $22,070 for these services during 2019, 2018 and 2017, respectively.

At December 31, 2019, the Company had short-term intercompany notes receivable of $102,900 as follows. In accordance with SSAP No. 25, Affiliates and Other Related Parties, these notes are reported as short-term investments.

Receivable from	Amount	Due By	Interest Rate
Transamerica Corporation	$8,600	December 18, 2020	1.61%

Transamerica Corporation	94,300	December 30, 2020	1.61%

At December 31, 2018, the Company had short-term intercompany notes receivable of $194,600 as follows.

Receivable from	Amount	Due By	Interest Rate
Transamerica Corporation	$24,100	September 21, 2019	1.99%

Transamerica Corporation	22,500	October 3, 2019	2.15%

Transamerica Corporation	12,800	October 5, 2019	2.15%

Transamerica Corporation	29,200	October 26, 2019	2.15%

Transamerica Corporation	106,000	December 14, 2019	2.31%

In prior years, the Company purchased life insurance policies covering the lives of certain employees of the Company from an affiliate, TLIC. At December 31, 2019 and 2018, the cash surrender value of these policies was $170,124 and $167,126, respectively.

During 1998, TLIC issued life insurance policies to LIICA, covering the lives of certain LIICA employees. The Company entered into an assumption reinsurance transaction with TLIC effective September 30, 2008, resulting in the Company assuming all liabilities of TLIC arising under these policies. Accordingly, the Company held aggregate reserves for policies and contracts related to these policies of $181,648 and $179,004 at December 31, 2019 and 2018, respectively.

78

Transamerica Premier Life Insurance Company

Notes to Financial Statements – Statutory Basis

(Dollars in Thousands, Except per Share amounts)

Information regarding the Company’s affiliated reinsurance transactions is available in Note 8. Reinsurance.

Information regarding the Company’s affiliated guarantees is available in Note 15. Commitments and Contingencies.

The Company utilizes the look-through approach in valuing its investment in the following ten entities.

Real Estate Alternatives Portfolio 3, LLC	$6,338
Real Estate Alternatives Portfolio 4 HR, LLC	$47,545
Real Estate Alternatives Portfolio 4 MR, LLC	$3,043
Aegon Multi-Family Equity Fund, LLC	$14,713
Aegon Workforce Housing Fund 2, L.P.	$40,684
Aegon Workforce Housing Fund 3, L.P.	$6,238
Natural Resources Alternatives Portfolio I, LLC	$85,097
Natural Resources Alternatives Portfolio II, LLC	$2
Natural Resources Alternatives Portfolio 3, LLC	$79,648
Zero Beta Fund, LLC	$283,925

These entity’s financial statements are not audited and the Company has limited the value of its investment in these entities to the value contained in the audited financial statements of the underlying LP/LLC investments, including adjustments required by SSAP No. 97 entities and/or non-SCA SSAP No. 48, Joint Ventures, Partnerships and Limited Liability Companies, entities owned by these entities. All liabilities, commitments, contingencies, guarantees or obligations of these entities which are required to be recorded as liabilities, commitments, contingencies, guarantees or obligations under applicable accounting guidance, are reflected in the Company’s determination of the carrying value of the investment in these entities.

79

Transamerica Premier Life Insurance Company

Notes to Financial Statements – Statutory Basis

(Dollars in Thousands, Except per Share amounts)

The following tables shows the disclosures for all SCA investments, except 8bi entities, and balance sheet value (admitted and nonadmitted) as of December 31, 2019 and 2018:

December 31, 2019

SCA Entity	Percentage of SCA Ownership	Gross Amount	Admitted Amount	Nonadmitted Amount
SSAP No. 97 8a Entities
	—%	$—	$—	$—

Total SSAP No. 97 8a Entities	XXX	$—	$—	$—

SSAP No. 97 8b(ii) Entities
	—%	$—	$—	$—

Total SSAP No. 97 8b(ii) Entities	XXX	$—	$—	$—

SSAP No. 97 8b(iii) Entities
REAL ESTATE ALTERN PORT 3A INC	37%	$8,949	$8,949	$—
INTERSECURITIES INS AGENCY INC	100	—	—	—
TRANSAMERICA ASSET MANAGEMENT INC	77	90,420	90,420	—
TRANSAMERICA FUND SERVICES INC	44	—	—	—
WORLD FIN GRP INSURANCE AGENCY INC	100	—	—	—
AEGON DIRECT MARKETING SVC INC	73	—	—	—

Total SSAP No. 97 8b(iii) Entities	XXX	$99,369	$99,369	$—

SSAP No. 97 8b(iv) Entities
0	—%	$—	$—	$—

Total SSAP No. 97 8b(iv) Entities	XXX	$—	$—	$—

Total SSAP No. 97 8b Entities (except 8bi entities)	XXX	$99,369	$99,369	$—

Aggregate Total	XXX	$99,369	$99,369	$—

80

Transamerica Premier Life Insurance Company

Notes to Financial Statements – Statutory Basis

(Dollars in Thousands, Except per Share amounts)

December 31, 2018

SCA Entity	Percentage of SCA Ownership	Gross Amount	Admitted Amount	Nonadmitted Amount
SSAP No. 97 8a Entities
None	—%	$—	$—	$—

Total SSAP No. 97 8a Entities	XXX	$—	$—	$—

SSAP No. 97 8b(ii) Entities
None	—%	$—	$—	$—

Total SSAP No. 97 8b(ii) Entities	XXX	$—	$—	$—

SSAP No. 97 8b(iii) Entities
REAL ESTATE ALTERN PORT 3A INC	37%	$15,475	$15,475	$—
INTERSECURITIES INS AGENCY INC	100	—	—	—
TRANSAMERICA ASSET MANAGEMENT INC	77	68,079	68,079	—
TRANSAMERICA FUND SERVICES INC	44	—	—	—
WORLD FIN GRP INSURANCE AGENCY INC	100	—	—	—
AEGON DIRECT MARKETING SVC INC	74	—	—	—

Total SSAP No. 97 8b(iii) Entities	XXX	$83,554	$83,554	$—

SSAP No. 97 8b(iv) Entities
None	—%	$—	$—	$—

Total SSAP No. 97 8b(iv) Entities	XXX	$—	$—	$—

Total SSAP No. 97 8b Entities (except 8bi entities)	XXX	$83,554	$83,554	$—

Aggregate Total	XXX	$83,554	$83,554	$—

81

Transamerica Premier Life Insurance Company

Notes to Financial Statements – Statutory Basis

(Dollars in Thousands, Except per Share amounts)

The following table shows the NAIC responses for the SCA filings (except 8bi entities) as of December 31, 2019 and 2018:

December 31, 2019

SCA Entity	Type of NAIC Filing*	Date of Filing to the NAIC	NAIC Valuation Amount	NAIC Response Received Y/N	NAIC Disallowed Entities Valuation Method, Submission Required Y/N	Code**
SSAP No. 97 8a Entities
			$—

Total SSAP No. 97 8a Entities	—	—	—	—	—	—

SSAP No. 97 8b(ii) Entities
			$—

Total SSAP No. 97 8b(ii) Entities	—	—	$—	—	—	—

SSAP No. 97 8b(iii) Entities
REAL ESTATE ALTERN PORT 3A INC	S2	1/6/2020	$14,455	Y	N	I
INTERSECURITIES INS AGENCY INC	NA		—	—	—	I
TRANSAMERICA ASSET MANAGEMENT INC	S2	8/30/2019	66,705	Y	N	I
TRANSAMERICA FUND SERVICES INC	NA		—	—	—	I
WORLD FIN GRP INSURANCE AGENCY INC	NA		—	—	—	I
AEGON DIRECT MARKETING SVC INC	NA		—	—	—	I

Total SSAP No. 97 8b(iii) Entities	—	—	$81,160	—	—	—

SSAP No. 97 8b(iv) Entities
			$—

Total SSAP No. 97 8b(iv) Entities	—	—	$—	—	—	—

Total SSAP No. 97 8b Entities (except 8bi entities)	—	—	$81,160	—	—	—

Aggregate Total	—	—	$81,160	—	—	—

*	S1 – Sub1, S2 – Sub2 or RDF – Resubmission of Disallowed Filing
**	I – Immaterial or M – Material
(1)	NAIC Valuation Amount is as of the Filing Date to the NAIC

82

Transamerica Premier Life Insurance Company

Notes to Financial Statements – Statutory Basis

(Dollars in Thousands, Except per Share amounts)

December 31, 2018

SCA Entity	Type of NAIC Filing*	Date of Filing to the NAIC	NAIC Valuation Amount	NAIC Response Received Y/N	NAIC Disallowed Entities Valuation Method, Submission Required Y/N	Code**
SSAP No. 97 8a Entities
None	—		$—	—	—	—

Total SSAP No. 97 8a Entities	—	—	$—	—	—	—

SSAP No. 97 8b(ii) Entities
None	—		$—	—	—	—

Total SSAP No. 97 8b(ii) Entities	—	—	$—	—	—	—

SSAP No. 97 8b(iii) Entities
REAL ESTATE ALTERN PORT 3A INC	S2	12/21/2018	$11,370	Y	N	I
INTERSECURITIES INS AGENCY INC	NA		—	—	—	I
TRANSAMERICA ASSET MANAGEMENT INC	S2	2/19/2019	39,532	Y	N	I
TRANSAMERICA FUND SERVICES INC	NA		—	—	—	I
WORLD FIN GRP INSURANCE AGENCY INC	NA		—	—	—	I
AEGON DIRECT MARKETING SVC INC	NA		—	—	—	I

Total SSAP No. 97 8b(iii) Entities	—	—	$50,902	—	—	—

SSAP No. 97 8b(iv) Entities
None	—		$—	—	—	—

Total SSAP No. 97 8b(iv) Entities	—	—	$—	—	—	—

Total SSAP No. 97 8b Entities (except 8bi entities)	—	—	$50,902	—	—	—

Aggregate Total	—	—	$50,902	—	—	—

*	S1 – Sub1, S2 – Sub2 or RDF – Resubmission of Disallowed Filing
**	I – Immaterial or M – Material
(1)	NAIC Valuation Amount is as of the Filing Date to the NAIC

83

Transamerica Premier Life Insurance Company

Notes to Financial Statements – Statutory Basis

(Dollars in Thousands, Except per Share amounts)

14. Managing General Agents

The Company utilizes managing general agents (MGA) and third-party administrators (TPA) in its operation. Information regarding these entities for the year ended December 31, 2019 is as follows:

Name and Address of Managing General Agent or Third-Party Administrator	FEIN	Exclusive Contract	Types of Business Written	Types of Authority Granted	Total Direct Premiums Written/ Produced By
The Vanguard Group, Inc., 100 Vanguard Blvd., Malvern, PA 19355	23-1945930	NO	Deferred and Income Annuities	C,B,P,U	$631,289

Total					$631,289

C-	Claims Payment
B-	Binding Authority1%
P-	Premium Collection
U-	Underwriting

For the years ended December 31, 2019, 2018 and 2017, respectively, direct premiums of $631,289, $783,938 and $928,060 were written by MGA’s and TPA’s.

15. Commitments and Contingencies

The Company has issued synthetic GIC contracts to benefit plan sponsors on assets totaling $50,276,331 and $52,252,582 as of December 31, 2019 and 2018, respectively. A synthetic GIC is an off-balance sheet fee-based product sold primarily to tax qualified plans. The plan sponsor retains ownership and control of the related plan assets. The Company provides book value benefit responsiveness in the event that qualified plan benefit requests exceed plan cash flows. In certain contracts, the Company agrees to make advances to meet benefit payment needs and earns a market interest rate on these advances. The periodically adjusted contract-crediting rate is the means by which investment and benefit responsive experience is passed through to participants. In return for the book value benefit responsive guarantee, the Company receives a premium that varies based on such elements as benefit responsive exposure and contract size. The Company underwrites the plans for the possibility of having to make benefit payments and also must agree to the investment guidelines to ensure appropriate credit quality and cash flow. There has been no contract reserve established for the possibility of unexpected benefit payments at below market interest rates at December 31, 2019 and 2018, respectively. Effective July 1, 2017, the Company entered into a coinsurance agreement under which the Company cedes 50% of its outstanding synthetic GIC notional.

At December 31, 2019 and 2018, the Company has mortgage loan commitments of $205,984 and $166,585, respectively.

84

Transamerica Premier Life Insurance Company

Notes to Financial Statements – Statutory Basis

(Dollars in Thousands, Except per Share amounts)

The Company has contingent commitments of $457,896 and $311,089 at December 31, 2019 and 2018, respectively, to provide additional funding for various joint ventures, partnerships and limited liability companies, which includes LIHTC commitments of $66,571 and $77,186.

Private placement commitments outstanding as of December 31, 2019 were $73,260. Private placement commitments outstanding as of December 31, 2018 were and $34,030.

There were no securities acquired (sold) on a TBA basis as of December 31, 2019 and 2018, respectively.

The Company may pledge cash as collateral for derivative transactions. When cash is pledged as collateral, it is derecognized and a receivable is recorded to reflect the eventual return of that cash by the counterparty. The amount of cash collateral pledged by the Company as of December 31, 2019 and 2018, respectively, was $0 and $11,500.

At December 31, 2019 and 2018, securities in the amount of $0 and $1,777, respectively, were posted to the Company as collateral from derivative counterparties. The securities were not included on the Company’s balance sheet as the Company does not have the ability to sell or repledge the collateral.

The Company is a member of the FHLB of Des Moines. Through its membership, the Company has conducted business activity (borrowings) with the FHLB. It is part of the Company’s strategy to utilize these funds to improve spread lending liquidity. The Company has determined the actual/estimated maximum borrowing capacity as $1,866,170. The Company calculated this amount in accordance with the terms and conditions of agreement with FHLB of Des Moines.

At December 31, 2019 and 2018, the Company purchased/owned the following FHLB stock as part of the agreement:

	Year Ended December 31
	2019	2018
Membership Stock:
Class A	$—	$—
Class B	10,000	10,000
Activity Stock	47,000	56,800
Excess Stock	—	—

Total	$57,000	$66,800

85

Transamerica Premier Life Insurance Company

Notes to Financial Statements – Statutory Basis

(Dollars in Thousands, Except per Share amounts)

At December 31, 2019, Membership Stock (Class A and B) Eligible for Redemption and the anticipated timeframe for redemption was as follows:

	Less Than 6 Months	6 Months to Less Than 1 Year	1 to Less Than 3 Years	3 to 5 Years
Membership Stock
Class A	$—	$—	$—	$—
Class B	—	—	—	10,000

Total	$—	$—	$—	$10,000

At December 31, 2019 and 2018, the amount of collateral pledged and the maximum amount pledged to the FHLB during the reporting period was as follows:

	Fair Value	Carry Value
December 31, 2019
Total Collateral Pledged	$1,928,082	$1,829,749
Maximum Collateral Pledged	1,918,144	1,872,037

	Fair Value	Carry Value
Decemeber 31, 2018
Total Collateral Pledged	$2,063,593	$2,086,543
Maximum Collateral Pledged	2,066,367	2,135,128

At December 31, 2019 and 2018, the borrowings from the FHLB were as follows:

	December 31, 2019		December 31, 2018
	General Account	Funding Agreements Reserves Established	General Account	Funding Agreements Reserves Established
Debt[1]	$1,175,000	$—	$1,175,000	$—
Funding agreements[2]	—	—	245,000	246,610
Other	—	—	—	—

Total	$1,175,000	$—	$1,420,000	$246,610

[1]	The maximum amount of borrowing during 2019 was $1,175,000
[2]	The maximum amount of borrowing during 2019 was $0

86

Transamerica Premier Life Insurance Company

Notes to Financial Statements – Statutory Basis

(Dollars in Thousands, Except per Share amounts)

As of December 31, 2019 , the weighted average interest rate on FHLB advances was 2.120% with a weighted average term of 0.8 years. During 2018, the weighted average interest rate on FHLB advances was 2.738% with a weighted average term of 2.1 years.

At December 31, 2019, the borrowings from the FHLB were not subject to prepayment penalties.

The Company has provided guarantees for the obligations of noninsurance affiliates who have accepted assignments of structured settlement payment obligations from other insurers and purchase structured settlement insurance policies from subsidiaries of the Company that match those obligations. The guarantees made by the Company are specific to each structured settlement contract and vary in date and duration of the obligation. These are numerous and are backed by the reserves established by the Company to represent the present value of the future payments for those contracts. The statutory reserve established at December 31, 2019 for the total payout block is $2,124,229. As this reserve is already recorded on the balance sheet of the Company, there was no additional liability recorded due to the adoption of SSAP No. 5R.

The Company is a party to legal proceedings involving a variety of issues incidental to its business, including class actions lawsuits. Lawsuits may be brought in nearly any federal or state court in the United States or in an arbitral forum. In addition, there continues to be significant federal and state regulatory activity relating to financial services companies. The Company’s legal proceedings are subject to many variables, and given its complexity and scope, outcomes cannot be predicted with certainty. Although legal proceedings sometimes include substantial demands for compensatory and punitive damages, and injunctive relief, it is management’s opinion that damages arising from such demands will not be material to the Company’s financial position.

In addition, the insurance industry has increasingly and routinely been the subject of litigation, investigations, regulatory activity and challenges by various governmental and enforcement authorities and policyholder advocate groups concerning certain practices. For example, unclaimed property administrators and state insurance regulators are performing unclaimed property examinations of the life insurance industry in the U.S., including the Company. These are in some cases multi-state examinations that include the collective action of many of the states. Additionally, some states are conducting separate examinations or instituting separate enforcement actions in regard to unclaimed property laws and related claims practices. As other insurers in the United States have done, the Company identified certain additional internal processes that it has implemented or is in the process of implementing. As of December 31, 2019 and 2018, the Company’s reserves related to this matter were not material to the Company’s financial position.

The Company is subject to insurance guaranty laws in the states in which it writes business. These laws provide for assessments against insurance companies for the benefit of policyholders and claimants in the event of insolvency of other insurance companies. Assessments are charged to operations when received by the Company, except where right of offset against other taxes paid is allowed by law. Amounts available for future offsets are recorded as an asset on the Company’s balance sheet. The future obligation for known insolvencies has been accrued based on the most recent information available from the National Organization of Life and Health Insurance Guaranty Associations. Potential future obligations for unknown insolvencies are not determinable by the Company and are not required to be accrued for

87

Transamerica Premier Life Insurance Company

Notes to Financial Statements – Statutory Basis

(Dollars in Thousands, Except per Share amounts)

financial reporting purposes. The Company has established a reserve of $2,780 and $3,122, and an offsetting premium tax benefit of $2,125 and $2,456 at December 31, 2019 and 2018, respectively, for its estimated share of future guaranty fund assessments related to several major insurer insolvencies. The guaranty fund (benefit) expense was $1,122, $386 and $1,193 for the years ended December 31, 2019, 2018 and 2017.

16. Sales, Transfer, and Servicing of Financial Assets and Extinguishments of Liabilities

The Company enters into dollar repurchase agreements in which securities are delivered to the counterparty once adequate collateral has been received. At December 31, 2019 and 2018, the Company had dollar repurchase agreements outstanding in the amount of $255,491 and $110,400, respectively, which is included in borrowed money on the balance sheets. Those amounts include accrued interest of $677 and $360, at December 31, 2019 and 2018, respectively. At December 31, 2019, securities with a book value of $254,966 and a fair value of $255,467 were subject to dollar repurchase agreements. These securities have maturity dates that range from January 1, 2033 to November 1, 2049. At December 31, 2018, securities with a book value of $109,657 and a fair value of $111,051 were subject to dollar repurchase agreements. The Company does not have the legal right to recall or substitute the underlying assets prior to the transaction’s scheduled termination. Upon scheduled termination, the counterparty is obligated to return substantially similar assets.

The contractual maturities of dollar repurchase agreements are as follows:

	Fair Value
	2019	2018
Open	$254,814	$110,040
30 days or less	—	—
31 to 60 days	—	—
61 to 90 days	—	—
Greater than 90 days	—	—

Total	254,814	110,040

Securities received	—	—

Total collateral received	$254,814	$110,040

In the course of the Company’s asset management, securities are sold and reacquired within 30 days of the sale date to enhance the Company’s yield on its investment portfolio. There were no securities of NAIC designation 3 or below sold during 2019 and reacquired within 30 days of the sale date.

88

Transamerica Premier Life Insurance Company

Notes to Financial Statements – Statutory Basis

(Dollars in Thousands, Except per Share amounts)

17. Reconciliation to Statutory Statement

The following is a reconciliation of amounts previously reported to the Iowa Department of Financial Regulation in the 2019 Annual Statement, to those reported in the accompanying statutory-basis financial statements:

December 31 2019
Balance Sheets
Total assets as reported in the Company’s Annual Statement	$52,514,952
Increase in other assets	1,741

Total assets as reported in the accompanying audited statutory basis balance sheet	$52,516,693

Total liabilities as reported in the Company’s Annual Statement	$50,207,465
Increase in policy and contract claim reserves	8,292

Total liabilities as reported in the accompanying audited statutory basis balance sheet	$50,215,757

Total capital and surplus as reported in the Company’s Annual Statement	$2,307,487
Decrease in net income	(6,551)

Total capital and surplus as reported in the accompanying audited statutory basis balance sheet	$2,300,936

Statements of Operations
Statutory net income as reported in the Company’s Annual Statement	$578,755
Decrease in federal income tax (benefit) expense	1,741
Increase in death benefits	(8,292)

Total net income as reported in the accompanying audited statutory basis statement of operations	$572,204

The reconciling differences to the Annual Statement are driven by Management’s decision to record a current year adjustment identified after annual statement reporting.

18. Subsequent Events

The financial statements are adjusted to reflect events that occurred between the balance sheet date and the date when the financial statements are available to be issued, provided they give evidence of conditions that existed at the balance sheet date (Type I). The Company has not identified any Type I subsequent events for the year ended December 31, 2019 through April 20, 2020.

Events that are indicative of conditions that arose after the balance sheet date are disclosed, but do not result in an adjustment of the financial statements themselves (Type II). The Company has identified the following Type II subsequent events for the year ended December 31, 2019:

89

Transamerica Premier Life Insurance Company

Notes to Financial Statements – Statutory Basis

(Dollars in Thousands, Except per Share amounts)

In January 2020, management entered into a letter of intent for the sale of the Pyramid Center Complex owned by the Company. The estimated pre-tax gain on the transaction is $450,000. The letter of intent is consistent with the Company’s objective to reduce its commercial real estate exposure and is expected to close in the second quarter of 2020.

Since January 2020, the Coronavirus disease (COVID-19) outbreak is causing disruption to business, markets, and industry. The Company is continuously monitoring the market, and the economic factors that impact the Company, to proactively manage the associated risks. At this point, management believes the most significant risks the Company faces are related to financial markets (particularly credit, equity, and interest rates risks), and underwriting risks (particularly related to mortality, morbidity and policyholder behavior). As of the audit report release date, the Company continues to monitor and evaluate the impacts of the COVID-19 crisis on the Company’s 2020 results through the use of sensitivities and stress testing. While it is too early to provide long-term impacts, if any, management has determined the Company remains strongly capitalized with RBC remaining within target limits set by the capital management policy.

90

Transamerica Premier Life Insurance Company

Appendix A – Listing of Affiliated Companies

Transamerica Corporation

EIN: 42-1484983

AFFILIATIONS SCHEDULE

YEAR ENDED DECEMBER 31, 2019

Attachment to Note 9

Entity Name	FEIN
Transamerica Corporation	42-1484983
Aegon Asset Management Services Inc	39-1884868
Aegon Direct Marketing Services Inc	42-1470697
Aegon Financial Services Group Inc	41-1479568
Aegon Institutional Markets Inc	61-1085329
Aegon Management Company	35-1113520
Aegon USA Real Estate Services Inc	61-1098396
Aegon USA Realty Advisors of CA	20-5023693
AFSG Securities Corporation	23-2421076
AUSA Properties Inc	27-1275705
Commonwealth General Corporation	51-0108922
Creditor Resources Inc	42-1079584
CRI Solutions Inc	52-1363611
Financial Planning Services Inc	23-2130174
Garnet Assurance Corporation	11-3674132
Garnet Assurance Corporation II	14-1893533
Garnet Assurance Corporation III	01-0947856
Intersecurities Ins Agency	42-1517005
LIICA RE II	20-5927773
Massachusetts Fidelity Trust	42-0947998
MLIC RE I Inc	01-0930908
Money Services Inc	42-1079580
Monumental General Administrators Inc	52-1243288
Pearl Holdings Inc I	20-1063558
Pearl Holdings Inc II	20-1063571
Pine Falls Re Inc	26-1552330
Real Estate Alternatives Portfolio 3A Inc	20-1627078
River Ridge Insurance Company	20-0877184
Short Hills Management	42-1338496
Stonebridge Benefit Services Inc	75-2548428
Stonebridge Reinsurance Company	61-1497252
TCF Asset Management Corp	84-0642550

91

Transamerica Premier Life Insurance Company

Appendix A – Listing of Affiliated Companies (continued)

Transamerica Corporation

EIN: 42-1484983

AFFILIATIONS SCHEDULE

YEAR ENDED DECEMBER 31, 2019

Attachment to Note 9

Entity Name	FEIN
TCFC Air Holdings Inc	32-0092333
TCFC Asset Holdings Inc	32-0092334
TLIC Oakbrook Reinsurance Inc.	47-1026613
TLIC Riverwood Reinsurance Inc	45-3193055
TLIC Watertree Reinsurance, Inc.	81-3715574
Tranasmerica Advisors Life Insurance Company	91-1325756
Transamerica Accounts Holding Corp	36-4162154
Transamerica Affinity Services Inc	42-1523438
Transamerica Affordable Housing Inc	94-3252196
Transamerica Agency Network Inc	61-1513662
Transamerica Asset Management	59-3403585
Transamerica Capital Inc	95-3141953
Transamerica Casualty Insurance Company	31-4423946
Transamerica Commercial Finance Corp I	94-3054228
Transamerica Consumer Finance Holding Company	95-4631538
Transamerica Corporation (OREGON)	98-6021219
Transamerica Distribution Finance Overseas Inc	36-4254366
Transamerica Finance Corporation	95-1077235
Transamerica Financial Advisors	59-2476008
Transamerica Financial Life Insurance Company	36-6071399
Transamerica Fund Services Inc	59-3403587
Transamerica Home Loan	95-4390993
Transamerica International Re (Bermuda) Ltd	98-0199561
Transamerica Investors Securities Corp	13-3696753
Transamerica Leasing Holdings Inc	13-3452993
Transamerica Life Insurance Company	39-0989781
Transamerica Pacific Insurance Co Ltd	94-3304740
Transamerica Premier Life Insurance Company	52-0419790
Transamerica Resources Inc	52-1525601
Transamerica Small Business Capital Inc	36-4251204
Transamerica Stable Value Solutions Inc	27-0648897
Transamerica Vendor Financial Services Corporation	36-4134790

92

Transamerica Premier Life Insurance Company

Appendix A – Listing of Affiliated Companies (continued)

Transamerica Corporation

EIN: 42-1484983

AFFILIATIONS SCHEDULE

YEAR ENDED DECEMBER 31, 2019

Attachment to Note 9

Entity Name	FEIN
United Financial Services Inc	52-1263786
WFG China Holdings Inc	20-2541057
World Fin Group Ins Agency of Massachusetts Inc	04-3182849
World Financial Group Inc	42-1518386
World Financial Group Ins Agency of Hawaii Inc	99-0277127
World Financial Group Insurance Agency of WY Inc	42-1519076
World Financial Group Insurance Agency	95-3809372
Zahorik Company Inc	95-2775959
Zero Beta Fund LLC	26-1298094

93

Statutory-Basis Financial

Statement Schedules

94

Transamerica Premier Life Insurance Company

Summary of Investments – Other Than

Investments in Related Parties

(Dollars in Thousands)

December 31, 2019

SCHEDULE I

Type of Investment	Cost (1)	Fair Value	Amount at Which Shown in the Balance Sheet (2)
Fixed maturities
Bonds:
United States government and government agencies and authorities	$1,560,785	$1,862,567	$1,615,584
States, municipalities and political subdivisions	833,144	850,566	833,144
Foreign governments	137,981	148,272	137,879
Hybrid securities	196,725	212,249	196,725
All other corporate bonds	15,095,418	16,922,223	15,094,633
Preferred stocks	14,277	4,361	4,955

Total fixed maturities	17,838,330	20,000,237	17,882,922

Equity securities
Common stocks:
Industrial, miscellaneous and all other	59,000	59,056	59,056

Total equity securities	59,000	59,056	59,056

Mortgage loans on real estate	2,737,109		2,737,109
Real estate	187,639		187,639
Policy loans	962,408		962,408
Other long-term investments	395,529		395,529
Receivable for securities	117		117
Securities lending	757,186		757,186
Cash, cash equivalents and short-term investments	625,320		625,320

Total investments	$23,562,638		$23,607,286

(1)	Original cost of equity securities and, as to fixed maturities, original cost reduced by repayments and adjusted for amortization of premiums or accrual of discounts.
(2)

United States government and corporate bonds of $3,256 are held at fair value rather than amortized cost due to having an NAIC 6 rating. Two preferred stock securities are held at fair value of $2,272 due to having an NAIC 5 rating.

95

Transamerica Premier Life Insurance Company

Supplementary Insurance Information

(Dollars in Thousands)

	Future Policy Benefits and Expenses	Unearned Premiums	Policy and Contract Liabilities	Premium Revenue	Net Investment Income*	Benefits, Claims Losses and Settlement Expenses	Other Operating Expenses*
Year ended December 31, 2019
Individual life	$9,986,959	$—	$130,291	$1,662,742	$599,147	$1,101,732	$752,986
Individual health	5,486,208	91,920	271,895	649,805	346,063	978,406	90,735
Group life and health	935,594	10,187	60,863	270,557	60,130	267,918	93,548
Annuity	1,383,733	—	667	764,777	89,519	2,147,944	(1,182,538)

	$17,792,494	$102,107	$463,716	$3,347,881	$1,094,859	$4,495,999	$(245,269)

Year ended December 31, 2018
Individual life	$9,092,422	$—	$108,676	$1,564,433	$461,112	$1,126,141	$699,006
Individual health	5,352,657	87,849	239,105	623,162	355,005	849,323	69,107
Group life and health	949,395	16,832	85,766	454,695	55,332	298,180	191,302
Annuity	1,466,569	—	698	907,732	87,245	1,223,719	(223,394)
Other	—	—	—	—	91,714	—	—

	$16,861,043	$104,681	$434,245	$3,550,022	$1,050,408	$3,497,363	$736,021

Year ended December 31, 2017
Individual life	$8,490,074	$—	$102,824	$1,030,788	$1,190,643	$1,233,999	$784,581
Individual health	5,104,517	86,651	232,622	2,206,192	(984,774)	5,013,202	(2,848,263)
Group life and health	948,227	25,767	98,609	739,799	20,356	758,598	(26,525)
Annuity	1,513,456	—	466	(1,680,475)	559,012	(786,325)	(563,464)
Other	—	—	—	—	94,255	—	—

	$16,056,274	$112,418	$434,521	$2,296,304	$879,492	$6,219,474	$(2,653,671)

*	Allocations of net investment income and other operating expenses are based on a number of assumptions and estimates, and the results would change if different methods were applied.

96

Transamerica Premier Life Insurance Company

Reinsurance

(Dollars in Thousands)

	Gross Amount	Ceded to Other Companies	Assumed From Other Companies	Net Amount	Percentage of Amount Assumed to Net
Year ended December 31, 2019
Life insurance in force	$228,583,374	$58,822,199	$733,656	$170,494,831	0%

Premiums:
Individual life	$1,992,383	$352,503	$22,863	$1,662,743	1%
Individual health	266,540	21	383,287	649,806	59%
Group life and health	263,504	55,112	62,165	270,557	23%
Annuity	826,029	61,210	(43)	764,776	0%

	$3,348,455	$468,847	$468,272	$3,347,881	14%

Year ended December 31, 2018
Life insurance in force	$225,354,149	$65,732,854	$797,813	$160,419,108	0%

Premiums:
Individual life	$1,931,651	$391,966	$24,748	$1,564,433	2%
Individual health	241,100	129	382,191	623,162	61%
Group life and health	454,075	66,673	67,292	454,695	15%
Annuity	951,927	44,216	21	907,732	0%

	$3,578,753	$502,984	$474,252	$3,550,022	13%

Year ended December 31, 2017
Life insurance in force	$221,055,780	$69,201,990	$987,895	$152,841,685	1%

Premiums:
Individual life	$1,851,802	$846,830	$25,816	$1,030,788	3%
Individual health	227,972	(137)	1,978,082	2,206,191	90%
Group life and health	603,267	89,820	226,352	739,799	31%
Annuity	973,308	2,653,795	13	(1,680,474)	0%

	$3,656,349	$3,590,308	$2,230,263	$2,296,304	97%

97

19. Subsequent Events (Unaudited)

Additional subsequent events have been evaluated for disclosure through September 28, 2020.

As discussed in Note 18 to the audited financial statements, the Company entered into a letter of intent for the sale of the Pyramid Center Complex owned by the Company. On June 30, 2020, a purchase and sale agreement was reached with a sales price of $650,000 and expected closure by the end of 2020. As such, the asset has been classified as held for sale beginning on June 30, 2020 until final sale closure.

On May 15, 2020, the Company paid a dividend to its parent company, CGC, in the amount $700,000. The dividend included $76,604 in cash and $623,396 in securities.

On June 22, 2020, the Company repaid $60,000 of a surplus note to CGC. The Company received approval from the IID prior to its repayment of the surplus note as well as prior to making interest payments.

On June 30, 2020, the Company provided $5,000 to Transamerica Pacific Re, Inc. (TPRe), a newly formed AXXX captive reinsurance related party entity, in consideration for 5,000 shares of its stock becoming the sole shareholder of TPRe. The Company provided an additional capital contribution of $70,000 to TPRe on June 30, 2020.

With approval from the IID, the Company entered into a reinsurance agreement with Wilton Reassurance Company to novate life owned life insurance policies previously issued by the Company to TLIC effective July 1, 2020. The company novated $183,967 of reserves and claim reserves, which was recorded as an adjustment to the balance sheet, and paid a ceding commission of $7,400. The transaction resulted in a pre-tax loss of $7,400 which has been included in the Statements of Operations.

Effective October 1, 2020, the Company was merged with TLIC, an Iowa domiciled affiliate, with TLIC emerging as the surviving entity per the Plan of Merger which was approved by the Iowa Insurance Division.

98

FINANCIAL STATEMENTS

Transamerica Premier Life Insurance Company

WRL Series Life Account

Years Ended December 31, 2019 and 2018

Transamerica Premier Life Insurance Company

WRL Series Life Account

Financial Statements

Years Ended December 31, 2019 and 2018

Report of Independent Registered Public Accounting Firm

To the Board of Directors of Transamerica Premier Life Insurance Company and the Contract Owners of WRL Series Life Account

Opinions on the Financial Statements

We have audited the accompanying statements of assets and liabilities of each of the subaccounts of WRL Series Life Account indicated in the table below as of December 31, 2019, and the related statements of operations and changes in net assets for each of the two years in the period ended December 31, 2019, including the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the financial position of each of the subaccounts of WRL Series Life Account as of December 31, 2019, and the results of each of their operations and the changes in each of their net assets for each of the two years in the period ended December 31, 2019, in conformity with accounting principles generally accepted in the United States of America.

AB Balanced Wealth Strategy Class B Shares	TA Aegon High Yield Bond Initial Class
Access VP High Yield	TA Aegon U.S. Government Securities Initial Class
Fidelity® VIP Contrafund® Service Class 2	TA Barrow Hanley Dividend Focused Initial Class
Fidelity® VIP Equity-Income Service Class 2	TA BlackRock Global Allocation Initial Class
Fidelity® VIP Growth Opportunities Service Class 2	TA BlackRock Global Real Estate Securities Initial Class
Fidelity® VIP Index 500 Service Class 2	TA BlackRock Government Money Market Initial Class
Franklin Allocation Class 4 Shares	TA BlackRock iShares Edge 40 Initial Class
ProFund VP Asia 30	TA BlackRock Tactical Allocation Initial Class
ProFund VP Basic Materials	TA Greystone International Growth Initial Class
ProFund VP Bull	TA Janus Balanced Initial Class
ProFund VP Consumer Services	TA Janus Mid-Cap Growth Initial Class
ProFund VP Emerging Markets	TA JPMorgan Asset Allocation - Conservative Initial Class
ProFund VP Europe 30.	TA JPMorgan Asset Allocation - Growth Initial Class
ProFund VP Falling U.S. Dollar	TA JPMorgan Asset Allocation - Moderate Initial Class
ProFund VP Financials	TA JPMorgan Asset Allocation - Moderate Growth Initial Class
ProFund VP Government Money Market	TA JPMorgan Core Bond Initial Class
ProFund VP International	TA JPMorgan Enhanced Index Initial Class
ProFund VP Japan	TA JPMorgan International Moderate Growth Initial Class
ProFund VP Mid-Cap	TA JPMorgan Mid Cap Value Initial Class
ProFund VP NASDAQ-100	TA JPMorgan Tactical Allocation Initial Class
ProFund VP Oil & Gas	TA Managed Risk - Balanced ETF Initial Class
ProFund VP Pharmaceuticals	TA Managed Risk - Growth ETF Initial Class
ProFund VP Precious Metals	TA Morgan Stanley Capital Growth Initial Class
ProFund VP Short Emerging Markets	TA Multi-Managed Balanced Initial Class
ProFund VP Short International	TA PIMCO Tactical - Balanced Initial Class
ProFund VP Short NASDAQ-100	TA PIMCO Tactical - Conservative Initial Class
ProFund VP Short Small-Cap	TA PIMCO Tactical - Growth Initial Class
ProFund VP Small-Cap	TA PIMCO Total Return Initial Class
ProFund VP Small-Cap Value	TA QS Investors Active Asset Allocation - Conservative Initial Class
ProFund VP Telecommunications	TA QS Investors Active Asset Allocation - Moderate Initial Class
ProFund VP U.S. Government Plus	TA QS Investors Active Asset Allocation - Moderate Growth Initial Class
ProFund VP UltraNASDAQ-100	TA Small/Mid Cap Value Initial Class
ProFund VP UltraSmall-Cap	TA T. Rowe Price Small Cap Initial Class
ProFund VP Utilities	TA WMC US Growth Initial Class

Basis for Opinions

These financial statements are the responsibility of the Transamerica Premier Life Insurance Company’s management. Our responsibility is to express an opinion on the financial statements of each of the subaccounts of WRL Series Life Account based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to each of the subaccounts of WRL Series Life Account in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits of these financial statements in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. Our procedures included confirmation of investments owned as of December 31, 2019 by correspondence with the investee mutual funds. We believe that our audits provide a reasonable basis for our opinions.

/s/ PricewaterhouseCoopers LLP

Chicago, Illinois

April 17, 2020

We have served as the auditor of one or more of the subaccounts of WRL Series Life Account since 2014

1

Transamerica Premier Life Insurance Company

WRL Series Life Account

Statements of Assets and Liabilities

December 31, 2019

Subaccount	Number of Shares	Cost	Assets at Market Value	Due (to)/from General Account	Net Assets	Units Outstanding	Range of Unit Values

AB Balanced Wealth Strategy Class B Shares	238,608.170	$2,542,694	$2,409,943	$(3)	$2,409,940	112,692	$17.288068	$25.604189
Access VP High Yield	131,723.265	3,641,738	3,781,775	2	3,781,777	202,947	15.913869	22.908445
Fidelity® VIP Contrafund® Service Class 2	670,948.481	21,805,685	24,221,240	(44)	24,221,196	821,073	24.786119	34.443463
Fidelity® VIP Equity-Income Service Class 2	475,072.013	9,983,883	10,974,164	-	10,974,164	434,957	22.353823	28.106812
Fidelity® VIP Growth Opportunities Service Class 2	295,104.202	10,525,388	14,179,757	9	14,179,766	414,182	31.433150	38.821347
Fidelity® VIP Index 500 Service Class 2	183,656.807	48,111,002	58,103,504	(23)	58,103,481	1,850,484	26.576169	36.046717
Franklin Allocation Class 4 Shares	318,239.933	2,244,829	2,218,132	1	2,218,133	102,803	16.879273	26.214427
ProFund VP Asia 30	133,782.977	7,977,493	8,314,612	(10)	8,314,602	755,203	10.433791	11.602461
ProFund VP Basic Materials	42,122.605	2,735,052	2,725,754	24	2,725,778	220,118	11.335819	13.248951
ProFund VP Bull	90,553.878	4,417,565	4,855,499	(7)	4,855,492	202,079	22.094742	24.388786
ProFund VP Consumer Services	56,472.212	4,148,197	4,685,499	(6)	4,685,493	145,291	30.263850	37.052846
ProFund VP Emerging Markets	362,553.400	9,834,605	10,543,053	1	10,543,054	1,172,076	8.079833	10.149505
ProFund VP Europe 30	39,927.610	914,811	938,299	4	938,303	86,170	9.873723	12.548209
ProFund VP Falling U.S. Dollar	10,920.274	196,298	192,197	(2)	192,195	31,372	5.291848	6.672844
ProFund VP Financials	102,387.003	4,179,847	4,715,945	75	4,716,020	259,303	15.410425	23.503991
ProFund VP Government Money Market	11,493,911.860	11,493,912	11,493,912	(55)	11,493,857	1,178,410	8.558324	10.681863
ProFund VP International	117,704.222	2,257,509	2,314,065	61	2,314,126	234,501	9.313478	12.055869
ProFund VP Japan	15,611.446	835,011	859,566	(62)	859,504	55,149	12.007918	19.382885
ProFund VP Mid-Cap	137,095.711	3,193,006	3,275,217	96	3,275,313	160,109	19.482484	23.051364
ProFund VP NASDAQ-100	409,955.440	18,381,486	21,186,497	8	21,186,505	535,387	33.557475	46.259114
ProFund VP Oil & Gas	181,372.638	5,805,512	5,415,787	(4)	5,415,783	721,703	6.296298	8.077792
ProFund VP Pharmaceuticals	146,320.626	5,302,319	5,017,334	2	5,017,336	220,283	22.209690	24.714985
ProFund VP Precious Metals	311,299.981	6,125,757	7,763,822	(28)	7,763,794	1,720,769	4.387136	4.878883
ProFund VP Short Emerging Markets	10,257.683	431,501	352,351	2	352,353	95,356	2.422158	5.242957
ProFund VP Short International	8,333.931	329,214	293,104	(2)	293,102	82,689	2.734038	4.585385
ProFund VP Short NASDAQ-100	113,424.985	3,866,945	3,618,257	2	3,618,259	2,249,113	0.873939	1.735850
ProFund VP Short Small-Cap	50,322.379	563,171	513,288	(4)	513,284	326,282	1.202592	2.738119
ProFund VP Small-Cap	125,379.201	4,376,674	4,438,424	(6)	4,438,418	223,149	19.122410	21.042711
ProFund VP Small-Cap Value	83,330.199	4,042,806	4,055,681	59	4,055,740	192,718	20.558978	23.647128
ProFund VP Telecommunications	22,658.214	741,276	714,413	(1)	714,412	49,609	13.652011	15.590765
ProFund VP U.S. Government Plus	158,179.493	4,022,986	4,294,573	8	4,294,581	229,830	17.234390	20.645378
ProFund VP UltraNASDAQ-100	293,048.509	28,134,235	35,807,597	2	35,807,599	487,770	68.889622	75.645431
ProFund VP UltraSmall-Cap	334,416.707	7,134,474	7,932,364	16	7,932,380	285,041	25.617519	30.804372
ProFund VP Utilities	125,028.423	5,971,379	6,306,434	(10)	6,306,424	291,707	18.098697	24.081616
TA Aegon High Yield Bond Initial Class	2,321,374.417	18,156,420	18,060,293	(29)	18,060,264	827,671	16.638803	26.652437
TA Aegon U.S. Government Securities Initial Class	583,685.166	6,197,158	6,373,842	16	6,373,858	450,314	12.194975	16.019108
TA Barrow Hanley Dividend Focused Initial Class	3,042,844.892	63,668,509	68,677,009	(44)	68,676,965	2,125,815	18.936541	49.103831
TA BlackRock Global Allocation Initial Class	636,493.706	5,591,165	5,779,363	11	5,779,374	394,579	13.680679	15.194159
TA BlackRock Global Real Estate Securities Initial Class	3,060,506.565	38,062,660	41,010,788	57	41,010,845	1,629,517	15.184039	42.384862
TA BlackRock Government Money Market Initial Class	30,217,717.600	30,217,718	30,217,718	(94)	30,217,624	2,233,056	8.846837	20.071794
TA BlackRock iShares Edge 40 Initial Class	306,105.904	2,938,570	2,874,334	(19)	2,874,315	165,466	12.738090	20.882133
TA BlackRock Tactical Allocation Initial Class	2,834,687.561	27,145,199	25,483,841	(10)	25,483,831	1,596,129	14.898961	16.790618

See accompanying notes.	2

Transamerica Premier Life Insurance Company

WRL Series Life Account

Statements of Assets and Liabilities

December 31, 2019

Subaccount	Number of Shares	Cost	Assets at Market Value	Due (to)/from General Account	Net Assets	Units Outstanding	Range of Unit Values
TA Greystone International Growth Initial Class	4,378,034.349	$36,627,481	$36,425,246	$(108)	$36,425,138	2,140,122	$14.438690	$21.479484
TA Janus Balanced Initial Class	767,273.602	11,457,407	13,105,033	(8)	13,105,025	702,584	17.827991	20.845493
TA Janus Mid-Cap Growth Initial Class	9,998,270.608	302,274,320	395,731,551	(107)	395,731,444	8,475,626	21.289064	112.725357
TA JPMorgan Asset Allocation - Conservative Initial Class	2,313,291.705	24,301,301	24,659,690	(66)	24,659,624	1,349,901	14.719264	21.494613
TA JPMorgan Asset Allocation - Growth Initial Class	25,038,482.975	293,989,306	313,982,577	(73)	313,982,504	14,617,957	17.711483	27.436412
TA JPMorgan Asset Allocation - Moderate Initial Class	6,118,466.099	71,775,049	73,482,778	(128)	73,482,650	3,883,875	16.017384	23.813757
TA JPMorgan Asset Allocation - Moderate Growth Initial Class	24,097,269.677	295,005,421	299,770,035	(209)	299,769,826	15,058,363	16.884772	25.606694
TA JPMorgan Core Bond Initial Class	2,569,971.851	33,197,592	34,000,728	(82)	34,000,646	1,399,936	12.915215	50.951502
TA JPMorgan Enhanced Index Initial Class	497,269.597	10,504,264	10,944,904	5	10,944,909	352,818	26.997576	36.101491
TA JPMorgan International Moderate Growth Initial Class	1,130,656.667	11,120,601	11,283,954	(20)	11,283,934	819,530	12.668774	15.466326
TA JPMorgan Mid Cap Value Initial Class	408,242.530	7,143,856	6,646,188	(1)	6,646,187	187,027	24.238862	43.664432
TA JPMorgan Tactical Allocation Initial Class	2,754,766.583	39,229,302	41,541,880	(23)	41,541,857	1,953,351	12.300041	44.962614
TA Managed Risk - Balanced ETF Initial Class	230,471.570	2,829,561	2,996,130	(1)	2,996,129	185,551	15.708237	17.905218
TA Managed Risk - Growth ETF Initial Class	366,208.974	3,919,654	4,042,947	9	4,042,956	234,232	17.034304	18.912131
TA Morgan Stanley Capital Growth Initial Class	5,770,175.289	100,255,943	106,517,436	(43)	106,517,393	2,574,775	32.569213	54.956742
TA Multi-Managed Balanced Initial Class	8,081,176.146	105,541,298	125,581,477	(81)	125,581,396	4,222,210	20.364593	32.263441
TA PIMCO Tactical - Balanced Initial Class	486,448.986	5,754,339	6,138,986	(17)	6,138,969	402,997	14.505327	17.002916
TA PIMCO Tactical - Conservative Initial Class	856,504.865	9,800,841	10,552,140	(19)	10,552,121	743,974	13.434882	16.044951
TA PIMCO Tactical - Growth Initial Class	998,496.739	11,651,660	12,581,059	(16)	12,581,043	853,922	13.802378	16.935124
TA PIMCO Total Return Initial Class	1,785,395.508	20,760,275	20,996,251	(21)	20,996,230	1,309,198	13.003080	19.011683
TA QS Investors Active Asset Allocation - Conservative Initial Class	406,846.768	4,402,829	4,430,561	(11)	4,430,550	324,549	12.728711	14.702743
TA QS Investors Active Asset Allocation - Moderate Initial Class	215,767.143	2,478,014	2,518,003	(9)	2,517,994	180,588	13.054065	14.506647
TA QS Investors Active Asset Allocation - Moderate Growth Initial Class	2,343,707.336	26,464,914	27,046,383	(30)	27,046,353	1,882,826	13.362750	16.174145
TA Small/Mid Cap Value Initial Class	6,602,867.362	130,642,379	128,821,942	(26)	128,821,916	3,983,695	22.231582	46.530740
TA T. Rowe Price Small Cap Initial Class	3,642,296.035	56,149,640	59,806,501	(36)	59,806,465	1,661,544	27.931533	46.901378
TA WMC US Growth Initial Class	36,297,174.737	952,328,438	1,246,807,952	(195)	1,246,807,757	30,981,983	26.708542	43.039369

See accompanying notes.	3

Transamerica Premier Life Insurance Company

WRL Series Life Account

Statements of Operations and Changes in Net Assets

Years Ended December 31, 2018 and 2019

	AB Balanced Wealth Strategy Class B Shares	Access VP High Yield	Fidelity® VIP Contrafund® Service Class 2	Fidelity® VIP Equity-Income Service Class 2	Fidelity® VIP Growth Opportunities Service Class 2
	Subaccount	Subaccount	Subaccount	Subaccount	Subaccount

Net Assets as of December 31, 2017:	$2,657,289	$3,242,904	$22,638,242	$11,550,024	$8,736,075

Investment Income:
Reinvested Dividends	41,858	102,071	98,582	218,490	8,496
Investment Expense:
Mortality and Expense Risk and Administrative Charges	20,439	29,674	144,341	70,108	60,687
Net Investment Income (Loss)	21,419	72,397	(45,759)	148,382	(52,191)

Increase (Decrease) in Net Assets from Operations:
Capital Gain Distributions	187,325	70,928	1,996,160	521,138	543,518
Realized Gain (Loss) on Investments	(38,169)	(232,791)	595,072	(18,483)	316,403
Net Realized Capital Gains (Losses) on Investments	149,156	(161,863)	2,591,232	502,655	859,921
Net Change in Unrealized Appreciation (Depreciation)	(342,828)	34,838	(4,047,233)	(1,604,512)	178,273
Net Gain (Loss) on Investment	(193,672)	(127,025)	(1,456,001)	(1,101,857)	1,038,194

Net Increase (Decrease) in Net Assets Resulting from Operations	(172,253)	(54,628)	(1,501,760)	(953,475)	986,003

Increase (Decrease) in Net Assets from Contract Transactions	(250,327)	115,833	(1,381,590)	(1,036,203)	(189,336)

Total Increase (Decrease) in Net Assets	(422,580)	61,205	(2,883,350)	(1,989,678)	796,667

Net Assets as of December 31, 2018:	$2,234,709	$3,304,109	$19,754,892	$9,560,346	$9,532,742

Investment Income:
Reinvested Dividends	54,083	200,492	48,729	189,292	-
Investment Expense:
Mortality and Expense Risk and Administrative Charges	18,149	28,449	139,740	65,837	74,664
Net Investment Income (Loss)	35,934	172,043	(91,011)	123,455	(74,664)

Increase (Decrease) in Net Assets from Operations:
Capital Gain Distributions	280,567	-	2,578,194	689,944	963,293
Realized Gain (Loss) on Investments	(60,537)	68,461	(119,866)	(86,054)	580,245
Net Realized Capital Gains (Losses) on Investments	220,030	68,461	2,458,328	603,890	1,543,538
Net Change in Unrealized Appreciation (Depreciation)	115,879	203,232	3,475,822	1,659,938	2,420,324
Net Gain (Loss) on Investment	335,909	271,693	5,934,150	2,263,828	3,963,862

Net Increase (Decrease) in Net Assets Resulting from Operations	371,843	443,736	5,843,139	2,387,283	3,889,198

Increase (Decrease) in Net Assets from Contract Transactions	(196,612)	33,932	(1,376,835)	(973,465)	757,826

Total Increase (Decrease) in Net Assets	175,231	477,668	4,466,304	1,413,818	4,647,024

Net Assets as of December 31, 2019:	$2,409,940	$3,781,777	$24,221,196	$10,974,164	$14,179,766

See Accompanying Notes. (1) See Footnote 1	4

Transamerica Premier Life Insurance Company

WRL Series Life Account

Statements of Operations and Changes in Net Assets

Years Ended December 31, 2018 and 2019

	Fidelity® VIP Index 500 Service Class 2	Franklin Allocation Class 4 Shares	ProFund VP Asia 30	ProFund VP Basic Materials	ProFund VP Bull
	Subaccount	Subaccount	Subaccount	Subaccount	Subaccount

Net Assets as of December 31, 2017:	$47,478,979	$2,494,958	$8,723,348	$4,507,974	$4,665,839

Investment Income:
Reinvested Dividends	782,925	64,996	23,462	13,873	-
Investment Expense:
Mortality and Expense Risk and Administrative Charges	356,658	18,844	45,145	25,846	31,914
Net Investment Income (Loss)	426,267	46,152	(21,683)	(11,973)	(31,914)

Increase (Decrease) in Net Assets from Operations:
Capital Gain Distributions	235,484	53,193	-	-	459,494
Realized Gain (Loss) on Investments	2,875,293	(34,880)	736,678	364,463	172,675
Net Realized Capital Gains (Losses) on Investments	3,110,777	18,313	736,678	364,463	632,169
Net Change in Unrealized Appreciation (Depreciation)	(6,209,348)	(299,647)	(1,535,794)	(1,025,244)	(858,537)
Net Gain (Loss) on Investment	(3,098,571)	(281,334)	(799,116)	(660,781)	(226,368)

Net Increase (Decrease) in Net Assets Resulting from Operations	(2,672,304)	(235,182)	(820,799)	(672,754)	(258,282)

Increase (Decrease) in Net Assets from Contract Transactions	1,084,255	(257,609)	(4,198,274)	(1,330,049)	(1,273,222)

Total Increase (Decrease) in Net Assets	(1,588,049)	(492,791)	(5,019,073)	(2,002,803)	(1,531,504)

Net Assets as of December 31, 2018:	$45,890,930	$2,002,167	$3,704,275	$2,505,171	$3,134,335

Investment Income:
Reinvested Dividends	926,928	71,810	9,986	9,134	12,120
Investment Expense:
Mortality and Expense Risk and Administrative Charges	360,784	16,316	36,323	17,236	27,065
Net Investment Income (Loss)	566,144	55,494	(26,337)	(8,102)	(14,945)

Increase (Decrease) in Net Assets from Operations:
Capital Gain Distributions	763,322	138,149	-	79,821	78,720
Realized Gain (Loss) on Investments	3,852,749	(37,056)	(75,392)	(52,256)	(43,338)
Net Realized Capital Gains (Losses) on Investments	4,616,071	101,093	(75,392)	27,565	35,382
Net Change in Unrealized Appreciation (Depreciation)	8,013,397	207,382	1,082,320	398,603	824,754
Net Gain (Loss) on Investment	12,629,468	308,475	1,006,928	426,168	860,136

Net Increase (Decrease) in Net Assets Resulting from Operations	13,195,612	363,969	980,591	418,066	845,191

Increase (Decrease) in Net Assets from Contract Transactions	(983,061)	(148,003)	3,629,736	(197,459)	875,966

Total Increase (Decrease) in Net Assets	12,212,551	215,966	4,610,327	220,607	1,721,157

Net Assets as of December 31, 2019:	$58,103,481	$2,218,133	$8,314,602	$2,725,778	$4,855,492

See Accompanying Notes. (1) See Footnote 1	5

Transamerica Premier Life Insurance Company

WRL Series Life Account

Statements of Operations and Changes in Net Assets

Years Ended December 31, 2018 and 2019

	ProFund VP Consumer Services	ProFund VP Emerging Markets	ProFund VP Europe 30	ProFund VP Falling U.S. Dollar	ProFund VP Financials
	Subaccount	Subaccount	Subaccount	Subaccount	Subaccount

Net Assets as of December 31, 2017:	$3,954,853	$10,163,614	$1,554,182	$269,359	$5,425,492

Investment Income:
Reinvested Dividends	-	16,887	35,169	-	19,265
Investment Expense:
Mortality and Expense Risk and Administrative Charges	32,492	57,147	10,550	2,797	36,819
Net Investment Income (Loss)	(32,492)	(40,260)	24,619	(2,797)	(17,554)

Increase (Decrease) in Net Assets from Operations:
Capital Gain Distributions	226,312	-	-	35,034	-
Realized Gain (Loss) on Investments	254,044	1,168,229	12,644	(60,450)	538,117
Net Realized Capital Gains (Losses) on Investments	480,356	1,168,229	12,644	(25,416)	538,117
Net Change in Unrealized Appreciation (Depreciation)	(485,454)	(2,105,352)	(222,499)	(12,562)	(1,033,897)
Net Gain (Loss) on Investment	(5,098)	(937,123)	(209,855)	(37,978)	(495,780)

Net Increase (Decrease) in Net Assets Resulting from Operations	(37,590)	(977,383)	(185,236)	(40,775)	(513,334)

Increase (Decrease) in Net Assets from Contract Transactions	259,879	(3,493,424)	(325,859)	20,722	(843,106)

Total Increase (Decrease) in Net Assets	222,289	(4,470,807)	(511,095)	(20,053)	(1,356,440)

Net Assets as of December 31, 2018:	$4,177,142	$5,692,807	$1,043,087	$249,306	$4,069,052

Investment Income:
Reinvested Dividends	-	30,632	27,124	90	22,358
Investment Expense:
Mortality and Expense Risk and Administrative Charges	32,688	52,355	7,908	1,298	29,712
Net Investment Income (Loss)	(32,688)	(21,723)	19,216	(1,208)	(7,354)

Increase (Decrease) in Net Assets from Operations:
Capital Gain Distributions	203,683	-	-	-	210,050
Realized Gain (Loss) on Investments	408,063	(370,650)	(12,148)	(8,239)	171,886
Net Realized Capital Gains (Losses) on Investments	611,746	(370,650)	(12,148)	(8,239)	381,936
Net Change in Unrealized Appreciation (Depreciation)	378,940	1,627,209	205,915	3,936	748,194
Net Gain (Loss) on Investment	990,686	1,256,559	193,767	(4,303)	1,130,130

Net Increase (Decrease) in Net Assets Resulting from Operations	957,998	1,234,836	212,983	(5,511)	1,122,776

Increase (Decrease) in Net Assets from Contract Transactions	(449,647)	3,615,411	(317,767)	(51,600)	(475,808)

Total Increase (Decrease) in Net Assets	508,351	4,850,247	(104,784)	(57,111)	646,968

Net Assets as of December 31, 2019:	$4,685,493	$10,543,054	$938,303	$192,195	$4,716,020

See Accompanying Notes. (1) See Footnote 1	6

Transamerica Premier Life Insurance Company

WRL Series Life Account

Statements of Operations and Changes in Net Assets

Years Ended December 31, 2018 and 2019

	ProFund VP Government Money Market	ProFund VP International	ProFund VP Japan	ProFund VP Mid-Cap	ProFund VP NASDAQ-100
	Subaccount	Subaccount	Subaccount	Subaccount	Subaccount

Net Assets as of December 31, 2017:	$9,769,539	$4,191,633	$926,938	$3,998,852	$14,214,808

Investment Income:
Reinvested Dividends	53,054	-	-	-	-
Investment Expense:
Mortality and Expense Risk and Administrative Charges	87,871	15,088	6,721	29,224	129,532
Net Investment Income (Loss)	(34,817)	(15,088)	(6,721)	(29,224)	(129,532)

Increase (Decrease) in Net Assets from Operations:
Capital Gain Distributions	-	294,899	-	939,779	1,477,404
Realized Gain (Loss) on Investments	-	238,880	66,229	(721,676)	2,380,321
Net Realized Capital Gains (Losses) on Investments	-	533,779	66,229	218,103	3,857,725
Net Change in Unrealized Appreciation (Depreciation)	-	(806,346)	(157,751)	(740,167)	(4,070,260)
Net Gain (Loss) on Investment	-	(272,567)	(91,522)	(522,064)	(212,535)

Net Increase (Decrease) in Net Assets Resulting from Operations	(34,817)	(287,655)	(98,243)	(551,288)	(342,067)

Increase (Decrease) in Net Assets from Contract Transactions	9,366,091	(1,766,359)	(62,631)	(98,464)	475,214

Total Increase (Decrease) in Net Assets	9,331,274	(2,054,014)	(160,874)	(649,752)	133,147

Net Assets as of December 31, 2018:	$19,100,813	$2,137,619	$766,064	$3,349,100	$14,347,955

Investment Income:
Reinvested Dividends	104,686	5,935	1,007	6,492	-
Investment Expense:
Mortality and Expense Risk and Administrative Charges	78,136	17,402	5,949	26,364	127,729
Net Investment Income (Loss)	26,550	(11,467)	(4,942)	(19,872)	(127,729)

Increase (Decrease) in Net Assets from Operations:
Capital Gain Distributions	-	-	-	-	127,114
Realized Gain (Loss) on Investments	-	(105,511)	58,526	(547,152)	1,054,090
Net Realized Capital Gains (Losses) on Investments	-	(105,511)	58,526	(547,152)	1,181,204
Net Change in Unrealized Appreciation (Depreciation)	-	492,496	89,001	1,225,600	4,628,461
Net Gain (Loss) on Investment	-	386,985	147,527	678,448	5,809,665

Net Increase (Decrease) in Net Assets Resulting from Operations	26,550	375,518	142,585	658,576	5,681,936

Increase (Decrease) in Net Assets from Contract Transactions	(7,633,506)	(199,011)	(49,145)	(732,363)	1,156,614

Total Increase (Decrease) in Net Assets	(7,606,956)	176,507	93,440	(73,787)	6,838,550

Net Assets as of December 31, 2019:	$11,493,857	$2,314,126	$859,504	$3,275,313	$21,186,505

See Accompanying Notes. (1) See Footnote 1	7

Transamerica Premier Life Insurance Company

WRL Series Life Account

Statements of Operations and Changes in Net Assets

Years Ended December 31, 2018 and 2019

	ProFund VP Oil & Gas	ProFund VP Pharmaceuticals	ProFund VP Precious Metals	ProFund VP Short Emerging Markets	ProFund VP Short International
	Subaccount	Subaccount	Subaccount	Subaccount	Subaccount

Net Assets as of December 31, 2017:	$8,081,643	$5,994,460	$5,439,646	$288,783	$278,713

Investment Income:
Reinvested Dividends	131,184	62,574	-	-	-
Investment Expense:
Mortality and Expense Risk and Administrative Charges	57,846	44,931	34,520	3,593	2,326
Net Investment Income (Loss)	73,338	17,643	(34,520)	(3,593)	(2,326)

Increase (Decrease) in Net Assets from Operations:
Capital Gain Distributions	-	137,149	-	-	-
Realized Gain (Loss) on Investments	263,154	(86,768)	(669,205)	(46,005)	(55,701)
Net Realized Capital Gains (Losses) on Investments	263,154	50,381	(669,205)	(46,005)	(55,701)
Net Change in Unrealized Appreciation (Depreciation)	(1,837,193)	(484,348)	(39,165)	119,812	102,787
Net Gain (Loss) on Investment	(1,574,039)	(433,967)	(708,370)	73,807	47,086

Net Increase (Decrease) in Net Assets Resulting from Operations	(1,500,701)	(416,324)	(742,890)	70,214	44,760

Increase (Decrease) in Net Assets from Contract Transactions	(566,955)	(379,052)	(122,686)	385,825	27,559

Total Increase (Decrease) in Net Assets	(2,067,656)	(795,376)	(865,576)	456,039	72,319

Net Assets as of December 31, 2018:	$6,013,987	$5,199,084	$4,574,070	$744,822	$351,032

Investment Income:
Reinvested Dividends	81,803	42,914	2,051	2,415	1,645
Investment Expense:
Mortality and Expense Risk and Administrative Charges	40,611	37,397	42,888	3,679	2,257
Net Investment Income (Loss)	41,192	5,517	(40,837)	(1,264)	(612)

Increase (Decrease) in Net Assets from Operations:
Capital Gain Distributions	193,938	625,421	-	39,791	8,031
Realized Gain (Loss) on Investments	(662,789)	(224,564)	361,001	(68,969)	1,669
Net Realized Capital Gains (Losses) on Investments	(468,851)	400,857	361,001	(29,178)	9,700
Net Change in Unrealized Appreciation (Depreciation)	910,051	206,336	1,890,385	(135,617)	(73,037)
Net Gain (Loss) on Investment	441,200	607,193	2,251,386	(164,795)	(63,337)

Net Increase (Decrease) in Net Assets Resulting from Operations	482,392	612,710	2,210,549	(166,059)	(63,949)

Increase (Decrease) in Net Assets from Contract Transactions	(1,080,596)	(794,458)	979,175	(226,410)	6,019

Total Increase (Decrease) in Net Assets	(598,204)	(181,748)	3,189,724	(392,469)	(57,930)

Net Assets as of December 31, 2019:	$5,415,783	$5,017,336	$7,763,794	$352,353	$293,102

See Accompanying Notes. (1) See Footnote 1	8

Transamerica Premier Life Insurance Company

WRL Series Life Account

Statements of Operations and Changes in Net Assets

Years Ended December 31, 2018 and 2019

	ProFund VP Short NASDAQ- 100	ProFund VP Short Small-Cap	ProFund VP Small-Cap	ProFund VP Small-Cap Value	ProFund VP Telecommunications
	Subaccount	Subaccount	Subaccount	Subaccount	Subaccount

Net Assets as of December 31, 2017:	$870,919	$667,558	$3,732,484	$3,418,360	$1,069,305

Investment Income:
Reinvested Dividends	-	-	-	-	45,710
Investment Expense:
Mortality and Expense Risk and Administrative Charges	7,059	3,733	28,882	26,396	6,240
Net Investment Income (Loss)	(7,059)	(3,733)	(28,882)	(26,396)	39,470

Increase (Decrease) in Net Assets from Operations:
Capital Gain Distributions	-	-	247,908	271,521	-
Realized Gain (Loss) on Investments	(134,600)	(56,458)	(348,517)	(195,156)	(91,698)
Net Realized Capital Gains (Losses) on Investments	(134,600)	(56,458)	(100,609)	76,365	(91,698)
Net Change in Unrealized Appreciation (Depreciation)	155,449	100,447	(528,822)	(654,579)	(89,614)
Net Gain (Loss) on Investment	20,849	43,989	(629,431)	(578,214)	(181,312)

Net Increase (Decrease) in Net Assets Resulting from Operations	13,790	40,256	(658,313)	(604,610)	(141,842)

Increase (Decrease) in Net Assets from Contract Transactions	2,101,860	(281,235)	(831,016)	(1,165,455)	(259,303)

Total Increase (Decrease) in Net Assets	2,115,650	(240,979)	(1,489,329)	(1,770,065)	(401,145)

Net Assets as of December 31, 2018:	$2,986,569	$426,579	$2,243,155	$1,648,295	$668,160

Investment Income:
Reinvested Dividends	946	468	-	-	23,551
Investment Expense:
Mortality and Expense Risk and Administrative Charges	7,080	3,436	16,495	13,214	5,161
Net Investment Income (Loss)	(6,134)	(2,968)	(16,495)	(13,214)	18,390

Increase (Decrease) in Net Assets from Operations:
Capital Gain Distributions	-	41,575	-	-	-
Realized Gain (Loss) on Investments	(127,373)	(49,225)	(106,362)	(68,532)	(66,292)
Net Realized Capital Gains (Losses) on Investments	(127,373)	(7,650)	(106,362)	(68,532)	(66,292)
Net Change in Unrealized Appreciation (Depreciation)	(315,340)	(96,464)	590,014	436,537	142,444
Net Gain (Loss) on Investment	(442,713)	(104,114)	483,652	368,005	76,152

Net Increase (Decrease) in Net Assets Resulting from Operations	(448,847)	(107,082)	467,157	354,791	94,542

Increase (Decrease) in Net Assets from Contract Transactions	1,080,537	193,787	1,728,106	2,052,654	(48,290)

Total Increase (Decrease) in Net Assets	631,690	86,705	2,195,263	2,407,445	46,252

Net Assets as of December 31, 2019:	$3,618,259	$513,284	$4,438,418	$4,055,740	$714,412

See Accompanying Notes. (1) See Footnote 1	9

Transamerica Premier Life Insurance Company

WRL Series Life Account

Statements of Operations and Changes in Net Assets

Years Ended December 31, 2018 and 2019

	ProFund VP U.S. Government Plus	ProFund VP UltraNASDAQ- 100	ProFund VP UltraSmall-Cap	ProFund VP Utilities	TA Aegon High Yield Bond Initial Class
	Subaccount	Subaccount	Subaccount	Subaccount	Subaccount

Net Assets as of December 31, 2017:	$3,673,437	$24,476,044	$8,487,733	$4,365,893	$19,145,546

Investment Income:
Reinvested Dividends	27,542	-	-	81,824	1,032,985
Investment Expense:
Mortality and Expense Risk and Administrative Charges	21,764	206,170	61,202	30,361	131,325
Net Investment Income (Loss)	5,778	(206,170)	(61,202)	51,463	901,660

Increase (Decrease) in Net Assets from Operations:
Capital Gain Distributions	-	10,072,196	2,067,083	123,343	-
Realized Gain (Loss) on Investments	(269,602)	3,975,914	356,167	(112,925)	256,269
Net Realized Capital Gains (Losses) on Investments	(269,602)	14,048,110	2,423,250	10,418	256,269
Net Change in Unrealized Appreciation (Depreciation)	(80,029)	(17,982,428)	(4,574,035)	(7,669)	(1,693,587)
Net Gain (Loss) on Investment	(349,631)	(3,934,318)	(2,150,785)	2,749	(1,437,318)

Net Increase (Decrease) in Net Assets Resulting from Operations	(343,853)	(4,140,488)	(2,211,987)	54,212	(535,658)

Increase (Decrease) in Net Assets from Contract Transactions	(97,589)	2,789,384	(300,605)	258,899	(2,235,080)

Total Increase (Decrease) in Net Assets	(441,442)	(1,351,104)	(2,512,592)	313,111	(2,770,738)

Net Assets as of December 31, 2018:	$3,231,995	$23,124,940	$5,975,141	$4,679,004	$16,374,808

Investment Income:
Reinvested Dividends	34,858	-	-	78,533	1,082,025
Investment Expense:
Mortality and Expense Risk and Administrative Charges	29,702	197,372	50,733	34,884	124,366
Net Investment Income (Loss)	5,156	(197,372)	(50,733)	43,649	957,659

Increase (Decrease) in Net Assets from Operations:
Capital Gain Distributions	-	-	-	294,870	-
Realized Gain (Loss) on Investments	307,547	(2,905,340)	(1,698,223)	241,650	(64,182)
Net Realized Capital Gains (Losses) on Investments	307,547	(2,905,340)	(1,698,223)	536,520	(64,182)
Net Change in Unrealized Appreciation (Depreciation)	239,285	19,257,595	4,360,120	387,990	1,249,819
Net Gain (Loss) on Investment	546,832	16,352,255	2,661,897	924,510	1,185,637

Net Increase (Decrease) in Net Assets Resulting from Operations	551,988	16,154,883	2,611,164	968,159	2,143,296

Increase (Decrease) in Net Assets from Contract Transactions	510,598	(3,472,224)	(653,925)	659,261	(457,840)

Total Increase (Decrease) in Net Assets	1,062,586	12,682,659	1,957,239	1,627,420	1,685,456

Net Assets as of December 31, 2019:	$4,294,581	$35,807,599	$7,932,380	$6,306,424	$18,060,264

See Accompanying Notes. (1) See Footnote 1	10

Transamerica Premier Life Insurance Company

WRL Series Life Account

Statements of Operations and Changes in Net Assets

Years Ended December 31, 2018 and 2019

	TA Aegon U.S. Government Securities Initial Class	TA Barrow Hanley Dividend Focused Initial Class	TA BlackRock Global Allocation Initial Class	TA BlackRock Global Real Estate Securities Initial Class	TA BlackRock Government Money Market Initial Class
	Subaccount	Subaccount	Subaccount	Subaccount	Subaccount

Net Assets as of December 31, 2017:	$8,651,009	$74,360,907	$6,348,837	$43,179,257	$28,500,890

Investment Income:
Reinvested Dividends	180,106	1,505,245	134,142	3,399,064	579,144
Investment Expense:
Mortality and Expense Risk and Administrative Charges	43,502	526,294	45,630	288,542	224,442
Net Investment Income (Loss)	136,604	978,951	88,512	3,110,522	354,702

Increase (Decrease) in Net Assets from Operations:
Capital Gain Distributions	-	-	104,918	-	-
Realized Gain (Loss) on Investments	(802,763)	4,577,990	29,507	220,704	-
Net Realized Capital Gains (Losses) on Investments	(802,763)	4,577,990	134,425	220,704	-
Net Change in Unrealized Appreciation (Depreciation)	608,476	(14,309,123)	(712,090)	(7,721,329)	-
Net Gain (Loss) on Investment	(194,287)	(9,731,133)	(577,665)	(7,500,625)	-

Net Increase (Decrease) in Net Assets Resulting from Operations	(57,683)	(8,752,182)	(489,153)	(4,390,103)	354,702

Increase (Decrease) in Net Assets from Contract Transactions	(2,147,484)	(3,075,808)	(405,088)	(3,765,220)	7,599,078

Total Increase (Decrease) in Net Assets	(2,205,167)	(11,827,990)	(894,241)	(8,155,323)	7,953,780

Net Assets as of December 31, 2018:	$6,445,842	$62,532,917	$5,454,596	$35,023,934	$36,454,670

Investment Income:
Reinvested Dividends	133,355	1,602,952	107,730	357,326	623,424
Investment Expense:
Mortality and Expense Risk and Administrative Charges	47,270	472,508	40,659	274,103	223,470
Net Investment Income (Loss)	86,085	1,130,444	67,071	83,223	399,954

Increase (Decrease) in Net Assets from Operations:
Capital Gain Distributions	-	9,849,243	362,825	-	-
Realized Gain (Loss) on Investments	37,402	3,934,962	63,318	249,763	-
Net Realized Capital Gains (Losses) on Investments	37,402	13,784,205	426,143	249,763	-
Net Change in Unrealized Appreciation (Depreciation)	284,002	(1,118,597)	408,183	8,045,090	-
Net Gain (Loss) on Investment	321,404	12,665,608	834,326	8,294,853	-

Net Increase (Decrease) in Net Assets Resulting from Operations	407,489	13,796,052	901,397	8,378,076	399,954

Increase (Decrease) in Net Assets from Contract Transactions	(479,473)	(7,652,004)	(576,619)	(2,391,165)	(6,637,000)

Total Increase (Decrease) in Net Assets	(71,984)	6,144,048	324,778	5,986,911	(6,237,046)

Net Assets as of December 31, 2019:	$6,373,858	$68,676,965	$5,779,374	$41,010,845	$30,217,624

See Accompanying Notes. (1) See Footnote 1	11

Transamerica Premier Life Insurance Company

WRL Series Life Account

Statements of Operations and Changes in Net Assets

Years Ended December 31, 2018 and 2019

	TA BlackRock iShares Edge 40 Initial Class	TA BlackRock Tactical Allocation Initial Class	TA Greystone International Growth Initial Class	TA Janus Balanced Initial Class	TA Janus Mid-Cap Growth Initial Class
	Subaccount	Subaccount	Subaccount	Subaccount	Subaccount

Net Assets as of December 31, 2017:	$3,013,996	$27,366,726	$43,373,061	$11,305,225	$337,913,344

Investment Income:
Reinvested Dividends	54,141	532,904	454,303	184,536	203,600
Investment Expense:
Mortality and Expense Risk and Administrative Charges	19,664	198,532	250,680	82,479	2,707,090
Net Investment Income (Loss)	34,477	334,372	203,623	102,057	(2,503,490)

Increase (Decrease) in Net Assets from Operations:
Capital Gain Distributions	-	1,899,907	193,137	263,789	15,103,525
Realized Gain (Loss) on Investments	63,972	(730,130)	1,746,438	742,818	8,546,283
Net Realized Capital Gains (Losses) on Investments	63,972	1,169,777	1,939,575	1,006,607	23,649,808
Net Change in Unrealized Appreciation (Depreciation)	(237,883)	(2,753,038)	(9,167,456)	(1,165,826)	(26,066,223)
Net Gain (Loss) on Investment	(173,911)	(1,583,261)	(7,227,881)	(159,219)	(2,416,415)

Net Increase (Decrease) in Net Assets Resulting from Operations	(139,434)	(1,248,889)	(7,024,258)	(57,162)	(4,919,905)

Increase (Decrease) in Net Assets from Contract Transactions	(254,046)	(2,083,486)	(5,280,812)	(679,930)	(20,820,941)

Total Increase (Decrease) in Net Assets	(393,480)	(3,332,375)	(12,305,070)	(737,092)	(25,740,846)

Net Assets as of December 31, 2018:	$2,620,516	$24,034,351	$31,067,991	$10,568,133	$312,172,498

Investment Income:
Reinvested Dividends	62,230	1,026,884	552,871	192,619	277,961
Investment Expense:
Mortality and Expense Risk and Administrative Charges	18,262	180,824	215,855	85,286	2,819,135
Net Investment Income (Loss)	43,968	846,060	337,016	107,333	(2,541,174)

Increase (Decrease) in Net Assets from Operations:
Capital Gain Distributions	368,111	1,925,279	5,551,202	539,347	20,294,136
Realized Gain (Loss) on Investments	18,757	(940,190)	665,919	705,791	9,014,826
Net Realized Capital Gains (Losses) on Investments	386,868	985,089	6,217,121	1,245,138	29,308,962
Net Change in Unrealized Appreciation (Depreciation)	(56,653)	1,982,157	1,583,452	931,716	82,711,840
Net Gain (Loss) on Investment	330,215	2,967,246	7,800,573	2,176,854	112,020,802

Net Increase (Decrease) in Net Assets Resulting from Operations	374,183	3,813,306	8,137,589	2,284,187	109,479,628

Increase (Decrease) in Net Assets from Contract Transactions	(120,384)	(2,363,826)	(2,780,442)	252,705	(25,920,682)

Total Increase (Decrease) in Net Assets	253,799	1,449,480	5,357,147	2,536,892	83,558,946

Net Assets as of December 31, 2019:	$2,874,315	$25,483,831	$36,425,138	$13,105,025	$395,731,444

See Accompanying Notes. (1) See Footnote 1	12

Transamerica Premier Life Insurance Company

WRL Series Life Account

Statements of Operations and Changes in Net Assets

Years Ended December 31, 2018 and 2019

	TA JPMorgan Asset Allocation - Conservative Initial Class	TA JPMorgan Asset Allocation - Growth Initial Class	TA JPMorgan Asset Allocation - Moderate Initial Class	TA JPMorgan Asset Allocation - Moderate Growth Initial Class	TA JPMorgan Core Bond Initial Class
	Subaccount	Subaccount	Subaccount	Subaccount	Subaccount

Net Assets as of December 31, 2017:	$33,444,895	$312,891,018	$76,977,415	$304,126,820	$35,983,696

Investment Income:
Reinvested Dividends	576,359	5,779,464	1,290,818	5,518,848	1,108,016
Investment Expense:
Mortality and Expense Risk and Administrative Charges	232,727	2,223,931	540,424	2,124,349	263,192
Net Investment Income (Loss)	343,632	3,555,533	750,394	3,394,499	844,824

Increase (Decrease) in Net Assets from Operations:
Capital Gain Distributions	1,301,143	20,126,498	3,511,003	15,308,673	-
Realized Gain (Loss) on Investments	399,253	15,477,133	3,357,022	9,498,201	(116,592)
Net Realized Capital Gains (Losses) on Investments	1,700,396	35,603,631	6,868,025	24,806,874	(116,592)
Net Change in Unrealized Appreciation (Depreciation)	(3,326,217)	(71,809,514)	(11,775,514)	(50,420,119)	(990,772)
Net Gain (Loss) on Investment	(1,625,821)	(36,205,883)	(4,907,489)	(25,613,245)	(1,107,364)

Net Increase (Decrease) in Net Assets Resulting from Operations	(1,282,189)	(32,650,350)	(4,157,095)	(22,218,746)	(262,540)

Increase (Decrease) in Net Assets from Contract Transactions	(8,910,477)	(16,432,893)	(5,713,525)	(16,906,164)	(1,298,136)

Total Increase (Decrease) in Net Assets	(10,192,666)	(49,083,243)	(9,870,620)	(39,124,910)	(1,560,676)

Net Assets as of December 31, 2018:	$23,252,229	$263,807,775	$67,106,795	$265,001,910	$34,423,020

Investment Income:
Reinvested Dividends	610,824	5,069,967	1,540,241	6,205,604	912,798
Investment Expense:
Mortality and Expense Risk and Administrative Charges	164,162	1,882,462	446,171	1,769,877	261,566
Net Investment Income (Loss)	446,662	3,187,505	1,094,070	4,435,727	651,232

Increase (Decrease) in Net Assets from Operations:
Capital Gain Distributions	865,822	26,837,389	3,991,806	23,886,756	-
Realized Gain (Loss) on Investments	(158,591)	10,365,964	1,501,352	2,841,007	175,421
Net Realized Capital Gains (Losses) on Investments	707,231	37,203,353	5,493,158	26,727,763	175,421
Net Change in Unrealized Appreciation (Depreciation)	1,796,107	24,776,221	3,659,556	18,579,810	1,798,590
Net Gain (Loss) on Investment	2,503,338	61,979,574	9,152,714	45,307,573	1,974,011

Net Increase (Decrease) in Net Assets Resulting from Operations	2,950,000	65,167,079	10,246,784	49,743,300	2,625,243

Increase (Decrease) in Net Assets from Contract Transactions	(1,542,605)	(14,992,350)	(3,870,929)	(14,975,384)	(3,047,617)

Total Increase (Decrease) in Net Assets	1,407,395	50,174,729	6,375,855	34,767,916	(422,374)

Net Assets as of December 31, 2019:	$24,659,624	$313,982,504	$73,482,650	$299,769,826	$34,000,646

See Accompanying Notes. (1) See Footnote 1	13

Transamerica Premier Life Insurance Company

WRL Series Life Account

Statements of Operations and Changes in Net Assets

Years Ended December 31, 2018 and 2019

	TA JPMorgan Enhanced Index Initial Class	TA JPMorgan International Moderate Growth Initial Class	TA JPMorgan Mid Cap Value Initial Class	TA JPMorgan Tactical Allocation Initial Class	TA Managed Risk - Balanced ETF Initial Class
	Subaccount	Subaccount	Subaccount	Subaccount	Subaccount

Net Assets as of December 31, 2017:	$10,203,033	$12,670,600	$7,157,522	$43,708,710	$1,980,672

Investment Income:
Reinvested Dividends	108,145	282,699	58,521	943,429	33,085
Investment Expense:
Mortality and Expense Risk and Administrative Charges	77,616	94,435	49,253	304,938	14,173
Net Investment Income (Loss)	30,529	188,264	9,268	638,491	18,912

Increase (Decrease) in Net Assets from Operations:
Capital Gain Distributions	423,676	118,864	152,051	1,217,668	-
Realized Gain (Loss) on Investments	955,922	642,246	(8,209)	388,169	33,900
Net Realized Capital Gains (Losses) on Investments	1,379,598	761,110	143,842	1,605,837	33,900
Net Change in Unrealized Appreciation (Depreciation)	(2,176,415)	(2,437,902)	(973,394)	(3,796,233)	(149,667)
Net Gain (Loss) on Investment	(796,817)	(1,676,792)	(829,552)	(2,190,396)	(115,767)

Net Increase (Decrease) in Net Assets Resulting from Operations	(766,288)	(1,488,528)	(820,284)	(1,551,905)	(96,855)

Increase (Decrease) in Net Assets from Contract Transactions	(732,978)	(979,217)	(577,441)	137,051	(252,668)

Total Increase (Decrease) in Net Assets	(1,499,266)	(2,467,745)	(1,397,725)	(1,414,854)	(349,523)

Net Assets as of December 31, 2018:	$8,703,767	$10,202,855	$5,759,797	$42,293,856	$1,631,149

Investment Income:
Reinvested Dividends	116,978	251,028	89,010	1,007,811	59,946
Investment Expense:
Mortality and Expense Risk and Administrative Charges	68,196	80,846	45,835	292,811	18,412
Net Investment Income (Loss)	48,782	170,182	43,175	715,000	41,534

Increase (Decrease) in Net Assets from Operations:
Capital Gain Distributions	1,149,521	881,789	576,227	535,536	70,348
Realized Gain (Loss) on Investments	331,401	118,333	(60,248)	861,577	28,870
Net Realized Capital Gains (Losses) on Investments	1,480,922	1,000,122	515,979	1,397,113	99,218
Net Change in Unrealized Appreciation (Depreciation)	1,049,319	509,288	857,744	2,490,040	178,573
Net Gain (Loss) on Investment	2,530,241	1,509,410	1,373,723	3,887,153	277,791

Net Increase (Decrease) in Net Assets Resulting from Operations	2,579,023	1,679,592	1,416,898	4,602,153	319,325

Increase (Decrease) in Net Assets from Contract Transactions	(337,881)	(598,513)	(530,508)	(5,354,152)	1,045,655

Total Increase (Decrease) in Net Assets	2,241,142	1,081,079	886,390	(751,999)	1,364,980

Net Assets as of December 31, 2019:	$10,944,909	$11,283,934	$6,646,187	$41,541,857	$2,996,129

See Accompanying Notes. (1) See Footnote 1	14

Transamerica Premier Life Insurance Company

WRL Series Life Account

Statements of Operations and Changes in Net Assets

Years Ended December 31, 2018 and 2019

	TA Managed Risk - Growth ETF Initial Class	TA Morgan Stanley Capital Growth Initial Class	TA Multi-Managed Balanced Initial Class	TA PIMCO Tactical - Balanced Initial Class	TA PIMCO Tactical - Conservative Initial Class
	Subaccount	Subaccount	Subaccount	Subaccount	Subaccount

Net Assets as of December 31, 2017:	$3,522,359	$63,401,145	$124,785,035	$6,615,284	$9,721,335

Investment Income:
Reinvested Dividends	60,723	-	1,720,133	216,972	339,796
Investment Expense:
Mortality and Expense Risk and Administrative Charges	25,045	501,964	969,618	46,052	71,432
Net Investment Income (Loss)	35,678	(501,964)	750,515	170,920	268,364

Increase (Decrease) in Net Assets from Operations:
Capital Gain Distributions	-	13,013,554	4,711,635	458,395	595,760
Realized Gain (Loss) on Investments	89,991	2,765,411	2,977,140	127,101	112,751
Net Realized Capital Gains (Losses) on Investments	89,991	15,778,965	7,688,775	585,496	708,511
Net Change in Unrealized Appreciation (Depreciation)	(389,625)	(11,655,623)	(13,561,982)	(1,213,979)	(1,525,364)
Net Gain (Loss) on Investment	(299,634)	4,123,342	(5,873,207)	(628,483)	(816,853)

Net Increase (Decrease) in Net Assets Resulting from Operations	(263,956)	3,621,378	(5,122,692)	(457,563)	(548,489)

Increase (Decrease) in Net Assets from Contract Transactions	(69,211)	(1,542,230)	(8,559,072)	(513,423)	341,084

Total Increase (Decrease) in Net Assets	(333,167)	2,079,148	(13,681,764)	(970,986)	(207,405)

Net Assets as of December 31, 2018:	$3,189,192	$65,480,293	$111,103,271	$5,644,298	$9,513,930

Investment Income:
Reinvested Dividends	79,329	-	1,967,094	24,881	35,633
Investment Expense:
Mortality and Expense Risk and Administrative Charges	27,410	523,538	942,240	41,139	73,027
Net Investment Income (Loss)	51,919	(523,538)	1,024,854	(16,258)	(37,394)

Increase (Decrease) in Net Assets from Operations:
Capital Gain Distributions	340,179	6,521,332	7,458,183	-	-
Realized Gain (Loss) on Investments	117,019	2,583,408	2,855,819	(5,799)	85,116
Net Realized Capital Gains (Losses) on Investments	457,198	9,104,740	10,314,002	(5,799)	85,116
Net Change in Unrealized Appreciation (Depreciation)	121,218	8,946,383	11,102,784	1,052,397	1,553,240
Net Gain (Loss) on Investment	578,416	18,051,123	21,416,786	1,046,598	1,638,356

Net Increase (Decrease) in Net Assets Resulting from Operations	630,335	17,527,585	22,441,640	1,030,340	1,600,962

Increase (Decrease) in Net Assets from Contract Transactions	223,429	23,509,515	(7,963,515)	(535,669)	(562,771)

Total Increase (Decrease) in Net Assets	853,764	41,037,100	14,478,125	494,671	1,038,191

Net Assets as of December 31, 2019:	$4,042,956	$106,517,393	$125,581,396	$6,138,969	$10,552,121

See Accompanying Notes. (1) See Footnote 1	15

Transamerica Premier Life Insurance Company

WRL Series Life Account

Statements of Operations and Changes in Net Assets

Years Ended December 31, 2018 and 2019

	TA PIMCO Tactical - Growth Initial Class	TA PIMCO Total Return Initial Class	TA QS Investors Active Asset Allocation - Conservative Initial Class	TA QS Investors Active Asset Allocation - Moderate Initial Class
	Subaccount	Subaccount	Subaccount	Subaccount

Net Assets as of December 31, 2017:	$13,146,326	$24,393,778	$4,174,813	$2,429,683

Investment Income:
Reinvested Dividends	412,354	553,437	80,427	41,784
Investment Expense:
Mortality and Expense Risk and Administrative Charges	95,857	163,494	31,399	19,150
Net Investment Income (Loss)	316,497	389,943	49,028	22,634

Increase (Decrease) in Net Assets from Operations:
Capital Gain Distributions	1,235,692	109,121	-	-
Realized Gain (Loss) on Investments	269,348	(166,422)	48,215	24,347
Net Realized Capital Gains (Losses) on Investments	1,505,040	(57,301)	48,215	24,347
Net Change in Unrealized Appreciation (Depreciation)	(2,853,828)	(682,106)	(231,550)	(156,957)
Net Gain (Loss) on Investment	(1,348,788)	(739,407)	(183,335)	(132,610)

Net Increase (Decrease) in Net Assets Resulting from Operations	(1,032,291)	(349,464)	(134,307)	(109,976)

Increase (Decrease) in Net Assets from Contract Transactions	(856,325)	(2,948,706)	111,487	(37,177)

Total Increase (Decrease) in Net Assets	(1,888,616)	(3,298,170)	(22,820)	(147,153)

Net Assets as of December 31, 2018:	$11,257,710	$21,095,608	$4,151,993	$2,282,530

Investment Income:
Reinvested Dividends	-	526,145	98,697	50,864
Investment Expense:
Mortality and Expense Risk and Administrative Charges	86,377	153,015	31,047	18,319
Net Investment Income (Loss)	(86,377)	373,130	67,650	32,545

Increase (Decrease) in Net Assets from Operations:
Capital Gain Distributions	-	-	327,617	167,456
Realized Gain (Loss) on Investments	157,658	375,260	3,519	10,462
Net Realized Capital Gains (Losses) on Investments	157,658	375,260	331,136	177,918
Net Change in Unrealized Appreciation (Depreciation)	2,231,514	630,539	39,149	31,279
Net Gain (Loss) on Investment	2,389,172	1,005,799	370,285	209,197

Net Increase (Decrease) in Net Assets Resulting from Operations	2,302,795	1,378,929	437,935	241,742

Increase (Decrease) in Net Assets from Contract Transactions	(979,462)	(1,478,307)	(159,378)	(6,278)

Total Increase (Decrease) in Net Assets	1,323,333	(99,378)	278,557	235,464

Net Assets as of December 31, 2019:	$12,581,043	$20,996,230	$4,430,550	$2,517,994

See Accompanying Notes. (1) See Footnote 1	16

Transamerica Premier Life Insurance Company

WRL Series Life Account

Statements of Operations and Changes in Net Assets

Years Ended December 31, 2018 and 2019

	TA QS Investors Active Asset Allocation - Moderate Growth Initial Class	TA Small/Mid Cap Value Initial Class	TA T. Rowe Price Small Cap Initial Class	TA WMC US Growth Initial Class
	Subaccount	Subaccount	Subaccount	Subaccount

Net Assets as of December 31, 2017:	$30,221,332	$139,162,267	$57,593,105	$1,009,620,361

Investment Income:
Reinvested Dividends	447,891	1,198,851	-	5,138,239
Investment Expense:
Mortality and Expense Risk and Administrative Charges	215,802	983,288	424,475	8,383,805
Net Investment Income (Loss)	232,089	215,563	(424,475)	(3,245,566)

Increase (Decrease) in Net Assets from Operations:
Capital Gain Distributions	-	12,972,199	3,241,190	88,666,806
Realized Gain (Loss) on Investments	1,131,945	421,598	2,291,169	16,083,486
Net Realized Capital Gains (Losses) on Investments	1,131,945	13,393,797	5,532,359	104,750,292
Net Change in Unrealized Appreciation (Depreciation)	(3,187,579)	(29,073,132)	(8,672,509)	(102,042,923)
Net Gain (Loss) on Investment	(2,055,634)	(15,679,335)	(3,140,150)	2,707,369

Net Increase (Decrease) in Net Assets Resulting from Operations	(1,823,545)	(15,463,772)	(3,564,625)	(538,197)

Increase (Decrease) in Net Assets from Contract Transactions	(2,179,636)	(10,627,062)	(6,906,753)	(65,153,576)

Total Increase (Decrease) in Net Assets	(4,003,181)	(26,090,834)	(10,471,378)	(65,691,773)

Net Assets as of December 31, 2018:	$26,218,151	$113,071,433	$47,121,727	$943,928,588

Investment Income:
Reinvested Dividends	524,197	1,205,324	-	1,467,441
Investment Expense:
Mortality and Expense Risk and Administrative Charges	190,884	859,814	367,049	8,707,262
Net Investment Income (Loss)	333,313	345,510	(367,049)	(7,239,821)

Increase (Decrease) in Net Assets from Operations:
Capital Gain Distributions	1,773,079	9,600,856	6,131,130	95,562,429
Realized Gain (Loss) on Investments	934,450	(1,989,612)	1,510,130	13,707,524
Net Realized Capital Gains (Losses) on Investments	2,707,529	7,611,244	7,641,260	109,269,953
Net Change in Unrealized Appreciation (Depreciation)	(245,310)	18,684,298	7,262,258	257,141,749
Net Gain (Loss) on Investment	2,462,219	26,295,542	14,903,518	366,411,702

Net Increase (Decrease) in Net Assets Resulting from Operations	2,795,532	26,641,052	14,536,469	359,171,881

Increase (Decrease) in Net Assets from Contract Transactions	(1,967,330)	(10,890,569)	(1,851,731)	(56,292,712)

Total Increase (Decrease) in Net Assets	828,202	15,750,483	12,684,738	302,879,169

Net Assets as of December 31, 2019:	$27,046,353	$128,821,916	$59,806,465	$1,246,807,757

See Accompanying Notes. (1) See Footnote 1	17

Transamerica Premier Life Insurance Company

WRL Series Life Account

Notes to Financial Statements

December 31, 2019

1. Organization

WRL Series Life Account (the Separate Account) is a segregated investment account of Transamerica Premier Life Insurance Company (TPLIC), an indirect wholly owned subsidiary of AEGON N.V., a holding company organized under the laws of the Netherlands.

The Separate Account is registered with the Securities and Exchange Commission as a Unit Investment Trust pursuant to provisions of the Investment Company Act of 1940. TPLIC and the Separate Account are regulated by the Securities and Exchange Commission. The assets and liabilities of the Separate Account are clearly identified and distinguished from TPLIC’s other assets and liabilities. The Separate Account consists of multiple investment subaccounts. Each subaccount invests exclusively in the corresponding portfolio of a Mutual Fund. Each Mutual Fund is registered as an open-end management investment company under the Investment Company Act of 1940, as amended. Activity in these specified investment subaccounts is available to contract owners of WRL Financial Freedom Builder, WRL Freedom Elite, WRL Freedom Equity Protector, WRL Freedom Wealth Protector, WRL Freedom Elite Builder, WRL Freedom Elite Builder II, WRL Freedom Elite Advisor, WRL Freedom Excelerator, WRL SP Plus, and WRL For Life.

Subaccount Investment by Mutual Fund:

Subaccount	Mutual Fund

AB Variable Products Series Fund	AB Variable Products Series Fund

AB Balanced Wealth Strategy Class B Shares	AB Balanced Wealth Strategy Portfolio Class B Shares

Access One Trust	Access One Trust

Access VP High Yield	Access VP High Yield

Fidelity® Variable Insurance Products Fund	Fidelity® Variable Insurance Products Fund

Fidelity® VIP Contrafund® Service Class 2	Fidelity® VIP Contrafund® Portfolio Service Class 2

Fidelity® VIP Equity-Income Service Class 2	Fidelity® VIP Equity-Income Portfolio Service Class 2

Fidelity® VIP Growth Opportunities Service Class 2	Fidelity® VIP Growth Opportunities Portfolio Service Class 2

Fidelity® VIP Index 500 Service Class 2	Fidelity® VIP Index 500 Portfolio Service Class 2

Franklin Templeton Variable Insurance Products Trust	Franklin Templeton Variable Insurance Products Trust

Franklin Founding Funds Allocation Class 4 Shares	Franklin Founding Funds Allocation Fund Class 4 Shares

ProFunds	ProFunds

ProFund VP Asia 30	ProFund VP Asia 30

ProFund VP Basic Materials	ProFund VP Basic Materials

ProFund VP Bull	ProFund VP Bull

ProFund VP Consumer Services	ProFund VP Consumer Services

ProFund VP Emerging Markets	ProFund VP Emerging Markets

ProFund VP Europe 30	ProFund VP Europe 30

ProFund VP Falling U.S. Dollar	ProFund VP Falling U.S. Dollar

ProFund VP Financials	ProFund VP Financials

ProFund VP Government Money Market	ProFund VP Government Money Market

ProFund VP International	ProFund VP International

ProFund VP Japan	ProFund VP Japan

ProFund VP Mid-Cap	ProFund VP Mid-Cap

ProFund VP NASDAQ-100	ProFund VP NASDAQ-100

ProFund VP Oil & Gas	ProFund VP Oil & Gas

ProFund VP Pharmaceuticals	ProFund VP Pharmaceuticals

ProFund VP Precious Metals	ProFund VP Precious Metals

ProFund VP Short Emerging Markets	ProFund VP Short Emerging Markets

ProFund VP Short International	ProFund VP Short International

ProFund VP Short NASDAQ-100	ProFund VP Short NASDAQ-100

ProFund VP Short Small-Cap	ProFund VP Short Small-Cap

ProFund VP Small-Cap	ProFund VP Small-Cap

18

Transamerica Premier Life Insurance Company

WRL Series Life Account

Notes to Financial Statements

December 31, 2019

1. Organization (continued)

Subaccount Investment by Mutual Fund:

Subaccount	Mutual Fund

ProFunds	ProFunds

ProFund VP Small-Cap Value	ProFund VP Small-Cap Value

ProFund VP Telecommunications	ProFund VP Telecommunications

ProFund VP U.S. Government Plus	ProFund VP U.S. Government Plus

ProFund VP UltraNASDAQ-100	ProFund VP UltraNASDAQ-100

ProFund VP UltraSmall-Cap	ProFund VP UltraSmall-Cap

ProFund VP Utilities	ProFund VP Utilities

Transamerica Series Trust	Transamerica Series Trust

TA Aegon High Yield Bond Initial Class	Transamerica Aegon High Yield Bond VP Initial Class

TA Aegon U.S. Government Securities Initial Class	Transamerica Aegon U.S. Government Securities VP Initial Class

TA Barrow Hanley Dividend Focused Initial Class	Transamerica Barrow Hanley Dividend Focused VP Initial Class

TA BlackRock Global Allocation Initial Class	Transamerica BlackRock Global Allocation VP Initial Class

TA BlackRock Global Real Estate Securities Initial Class	Transamerica BlackRock Global Real Estate Securities VP Initial Class

TA BlackRock Government Money Market Initial Class	Transamerica BlackRock Government Money Market VP Initial Class

TA BlackRock iShares Edge 40 Initial Class	Transamerica BlackRock iShares Edge 40 VP Initial Class

TA BlackRock Tactical Allocation Initial Class	Transamerica BlackRock Tactical Allocation VP Initial Class

TA Greystone International Growth Initial Class	Transamerica Greystone International Growth VP Initial Class

TA Janus Balanced Initial Class	Transamerica Janus Balanced VP Initial Class

TA Janus Mid-Cap Growth Initial Class	Transamerica Janus Mid-Cap Growth VP Initial Class

TA JPMorgan Asset Allocation - Conservative Initial Class	Transamerica JPMorgan Asset Allocation - Conservative VP Initial Class

TA JPMorgan Asset Allocation - Growth Initial Class	Transamerica JPMorgan Asset Allocation - Growth VP Initial Class

TA JPMorgan Asset Allocation - Moderate Initial Class	Transamerica JPMorgan Asset Allocation - Moderate VP Initial Class

TA JPMorgan Asset Allocation - Moderate Growth Initial Class	Transamerica JPMorgan Asset Allocation - Moderate Growth VP Initial Class

TA JPMorgan Core Bond Initial Class	Transamerica JPMorgan Core Bond VP Initial Class

TA JPMorgan Enhanced Index Initial Class	Transamerica JPMorgan Enhanced Index VP Initial Class

TA JPMorgan International Moderate Growth Initial Class	Transamerica JPMorgan International Moderate Growth VP Initial Class

TA JPMorgan Mid Cap Value Initial Class	Transamerica JPMorgan Mid Cap Value VP Initial Class

TA JPMorgan Tactical Allocation Initial Class	Transamerica JPMorgan Tactical Allocation VP Initial Class

TA Managed Risk - Balanced ETF Initial Class	Transamerica Managed Risk - Balanced ETF VP Initial Class

TA Managed Risk - Growth ETF Initial Class	Transamerica Managed Risk - Growth ETF VP Initial Class

TA Morgan Stanley Capital Growth Initial Class	Transamerica Morgan Stanley Capital Growth VP Initial Class

TA Multi-Managed Balanced Initial Class	Transamerica Multi-Managed Balanced VP Initial Class

TA PIMCO Tactical - Balanced Initial Class	Transamerica PIMCO Tactical - Balanced VP Initial Class

TA PIMCO Tactical - Conservative Initial Class	Transamerica PIMCO Tactical - Conservative VP Initial Class

TA PIMCO Tactical - Growth Initial Class	Transamerica PIMCO Tactical - Growth VP Initial Class

TA PIMCO Total Return Initial Class	Transamerica PIMCO Total Return VP Initial Class

TA QS Investors Active Asset Allocation - Conservative Initial Class	Transamerica QS Investors Active Asset Allocation - Conservative VP Initial Class

TA QS Investors Active Asset Allocation - Moderate Initial Class	Transamerica QS Investors Active Asset Allocation - Moderate VP Initial Class

TA QS Investors Active Asset Allocation - Moderate Growth Initial Class	Transamerica QS Investors Active Asset Allocation - Moderate Growth VP Initial Class

TA Small/Mid Cap Value Initial Class	Transamerica Small/Mid Cap Value VP Initial Class

TA T. Rowe Price Small Cap Initial Class	Transamerica T. Rowe Price Small Cap VP Initial Class

TA WMC US Growth Initial Class	Transamerica WMC US Growth VP Initial Class

19

Transamerica Premier Life Insurance Company

WRL Series Life Account

Notes to Financial Statements

December 31, 2019

1. Organization (continued)

The following subaccount name changes were made effective during the fiscal year ended December 31, 2019:

Subaccount	Formerly

Franklin Allocation Class 4 Shares	Franklin Founding Funds Allocation Class 4 Shares

TA BlackRock iShares Edge 40 Initial Class	TA BlackRock Smart Beta 40 Initial Class

During the current year the following subaccounts were liquidated and subsequently reinvested:

Reinvested Subaccount	Liquidated Subaccount

TA Morgan Stanley Capital Growth Initial Class	TA Jennison Growth Initial Class

TA WMC US Growth Initial Class	TA Torray Concentrated Growth Initial Class

20

Transamerica Premier Life Insurance Company

WRL Series Life Account

Notes to Financial Statements

December 31, 2019

2. Summary of Significant Accounting Policies

The financial statements included herein have been prepared in accordance with U.S. generally accepted accounting principles (GAAP) for variable life separate accounts registered as unit investment trusts. The preparation of the financial statements in conformity with GAAP requires management to make estimates and assumptions regarding matters that affect the reported amount of assets and liabilities. Actual results could differ from those estimates.

Investments

Net purchase payments received by the Separate Account are invested in the portfolios of the Mutual Funds as selected by the contract owner. Investments are stated at the closing net asset values per share on December 31, 2019.

Realized capital gains and losses from sales of shares in the Separate Account are determined on the first-in, first-out basis. Investment transactions are accounted for on the trade date (date the order to buy or sell is executed) and dividend income is recorded on the ex-dividend date. Unrealized gains or losses from investments in the Mutual Funds are included in the Statements of Operations and Changes in Net Assets.

Dividend Income

Dividends received from the Mutual Fund investments are reinvested to purchase additional mutual fund shares.

Fair Value Measurements and Fair Value Hierarchy

The Accounting Standards Codification™ (ASC) 820 defines fair value, establishes a framework for measuring fair value, establishes a fair value hierarchy based on the nature of inputs used to measure fair value and enhances disclosure requirements for fair value measurements.

The Separate Account has categorized its financial instruments into a three level hierarchy which is based on the priority of the inputs to the valuation technique. The fair value hierarchy gives the highest priority to quoted prices in active markets for identical assets or liabilities (Level 1) and the lowest priority to unobservable inputs (Level 3). If the inputs used to measure fair value fall within different levels of the hierarchy, the category level is based on the lowest priority level input that is significant to the fair value measurement of the instrument.

Financial assets and liabilities recorded at fair value on the Statements of Assets and Liabilities are categorized as follows:

Level 1. Unadjusted quoted prices for identical assets or liabilities in an active market.

Level 2. Quoted prices in markets that are not active or inputs that are observable either directly or indirectly for substantially the full term of the asset or liability. Level 2 inputs include the following:

a) Quoted prices for similar assets or liabilities in active markets

b) Quoted prices for identical or similar assets or liabilities in non-active markets

c) Inputs other than quoted market prices that are observable

d) Inputs that are derived principally from or corroborated by observable market data through correlation or other means.

Level 3. Prices or valuation techniques that require inputs that are both unobservable and significant to the overall fair value measurement. They reflect management’s own assumptions about the assumptions a market participant would use in pricing the asset or liability.

All investments in the Mutual Funds included in the Statements of Assets and Liabilities are stated at fair value and are based upon published closing NAV per share and therefore are considered Level 1.

There were no transfers between Level 1, Level 2 and Level 3 during the year ended December 31, 2019.

21

Transamerica Premier Life Insurance Company

WRL Series Life Account

Notes to Financial Statements

December 31, 2019

3. Investments

The aggregate cost of purchases and proceeds from sales of investments for the period ended December 31, 2019 were as follows:

Subaccount	Purchases	Sales

AB Balanced Wealth Strategy Class B Shares	$739,319	$619,430

Access VP High Yield	3,271,849	3,065,877

Fidelity® VIP Contrafund® Service Class 2	3,577,781	2,467,422

Fidelity® VIP Equity-Income Service Class 2	1,598,400	1,758,466

Fidelity® VIP Growth Opportunities Service Class 2	3,760,906	2,114,454

Fidelity® VIP Index 500 Service Class 2	17,134,042	16,787,631

Franklin Allocation Class 4 Shares	623,433	577,794

ProFund VP Asia 30	8,791,869	5,188,465

ProFund VP Basic Materials	1,333,517	1,459,258

ProFund VP Bull	3,208,780	2,269,037

ProFund VP Consumer Services	1,459,163	1,737,812

ProFund VP Emerging Markets	10,275,704	6,682,010

ProFund VP Europe 30	2,200,323	2,498,874

ProFund VP Falling U.S. Dollar	92,661	145,469

ProFund VP Financials	1,226,451	1,499,580

ProFund VP Government Money Market	29,311,080	36,918,014

ProFund VP International	299,732	510,220

ProFund VP Japan	2,440,964	2,495,041

ProFund VP Mid-Cap	4,400,537	5,152,788

ProFund VP NASDAQ-100	19,041,185	17,885,182

ProFund VP Oil & Gas	3,996,459	4,841,922

ProFund VP Pharmaceuticals	1,667,705	1,831,225

ProFund VP Precious Metals	4,763,303	3,824,957

ProFund VP Short Emerging Markets	926,932	1,114,813

ProFund VP Short International	169,497	156,058

ProFund VP Short NASDAQ-100	7,784,662	6,710,253

ProFund VP Short Small-Cap	1,448,458	1,216,064

ProFund VP Small-Cap	2,685,959	974,343

ProFund VP Small-Cap Value	2,600,466	561,034

ProFund VP Telecommunications	287,128	317,028

ProFund VP U.S. Government Plus	4,783,493	4,267,732

ProFund VP UltraNASDAQ-100	24,076,624	27,746,218

ProFund VP UltraSmall-Cap	4,576,527	5,281,196

ProFund VP Utilities	4,495,387	3,497,602

TA Aegon High Yield Bond Initial Class	4,982,468	4,482,643

TA Aegon U.S. Government Securities Initial Class	4,401,348	4,794,736

22

Transamerica Premier Life Insurance Company

WRL Series Life Account

Notes to Financial Statements

December 31, 2019

3. Investments (continued)

Subaccount	Purchases	Sales

TA Barrow Hanley Dividend Focused Initial Class	$22,525,513	$19,197,823

TA BlackRock Global Allocation Initial Class	1,292,497	1,439,223

TA BlackRock Global Real Estate Securities Initial Class	4,380,066	6,688,020

TA BlackRock Government Money Market Initial Class	10,694,830	16,931,821

TA BlackRock iShares Edge 40 Initial Class	820,978	529,280

TA BlackRock Tactical Allocation Initial Class	5,908,339	5,500,824

TA Greystone International Growth Initial Class	12,024,645	8,916,840

TA Janus Balanced Initial Class	3,798,780	2,899,392

TA Janus Mid-Cap Growth Initial Class	41,974,993	50,142,631

TA JPMorgan Asset Allocation - Conservative Initial Class	5,810,889	6,041,005

TA JPMorgan Asset Allocation - Growth Initial Class	82,324,043	67,291,469

TA JPMorgan Asset Allocation - Moderate Initial Class	19,285,504	18,070,523

TA JPMorgan Asset Allocation - Moderate Growth Initial Class	81,019,215	67,672,079

TA JPMorgan Core Bond Initial Class	6,510,796	8,907,177

TA JPMorgan Enhanced Index Initial Class	3,499,231	2,638,808

TA JPMorgan International Moderate Growth Initial Class	2,392,026	1,938,563

TA JPMorgan Mid Cap Value Initial Class	732,526	643,633

TA JPMorgan Tactical Allocation Initial Class	10,205,593	14,309,210

TA Managed Risk - Balanced ETF Initial Class	1,643,500	485,963

TA Managed Risk - Growth ETF Initial Class	1,579,370	963,847

TA Morgan Stanley Capital Growth Initial Class	46,326,169	16,818,847

TA Multi-Managed Balanced Initial Class	13,433,476	12,913,923

TA PIMCO Tactical - Balanced Initial Class	949,389	1,501,314

TA PIMCO Tactical - Conservative Initial Class	2,389,878	2,990,038

TA PIMCO Tactical - Growth Initial Class	2,056,974	3,122,721

TA PIMCO Total Return Initial Class	18,996,193	20,101,368

TA QS Investors Active Asset Allocation - Conservative Initial Class	1,130,846	894,956

TA QS Investors Active Asset Allocation - Moderate Initial Class	702,179	508,453

TA QS Investors Active Asset Allocation - Moderate Growth Initial Class	8,616,054	8,476,979

TA Small/Mid Cap Value Initial Class	24,386,667	25,330,857

TA T. Rowe Price Small Cap Initial Class	19,008,663	15,096,295

TA WMC US Growth Initial Class	122,563,543	90,533,575

23

Transamerica Premier Life Insurance Company

WRL Series Life Account

Notes to Financial Statements

4. Change in Units

The change in units outstanding were as follows:

	Year Ended December 31, 2019			Year Ended December 31, 2018
Subaccount	Units Purchased	Units Redeemed and Transferred to/from	Net Increase (Decrease)	Units Purchased	Units Redeemed and Transferred to/from	Net Increase (Decrease)

AB Balanced Wealth Strategy Class B Shares	23,056	(29,746)	(6,690)	19,688	(29,556)	(9,868)

Access VP High Yield	186,144	(175,584)	10,560	264,731	(253,433)	11,298

Fidelity® VIP Contrafund® Service Class 2	35,698	(86,450)	(50,752)	63,394	(101,923)	(38,529)

Fidelity® VIP Equity-Income Service Class 2	32,371	(71,925)	(39,554)	53,654	(93,635)	(39,981)

Fidelity® VIP Growth Opportunities Service Class 2	97,939	(70,413)	27,526	76,923	(89,252)	(12,329)

Fidelity® VIP Index 500 Service Class 2	566,836	(594,778)	(27,942)	498,684	(424,935)	73,749

Franklin Allocation Class 4 Shares	20,233	(26,937)	(6,704)	28,544	(34,619)	(6,075)

ProFund VP Asia 30	846,172	(521,545)	324,627	381,110	(771,107)	(389,997)

ProFund VP Basic Materials	106,309	(124,511)	(18,202)	121,736	(236,933)	(115,197)

ProFund VP Bull	143,103	(108,159)	34,944	108,145	(172,612)	(64,467)

ProFund VP Consumer Services	43,441	(57,198)	(13,757)	53,857	(43,892)	9,965

ProFund VP Emerging Markets	1,181,295	(828,078)	353,217	848,392	(1,246,933)	(398,541)

ProFund VP Europe 30	197,949	(224,122)	(26,173)	60,492	(93,810)	(33,318)

ProFund VP Falling U.S. Dollar	14,533	(22,692)	(8,159)	175,706	(175,792)	(86)

ProFund VP Financials	53,676	(89,434)	(35,758)	104,766	(177,310)	(72,544)

ProFund VP Government Money Market	2,991,842	(3,781,840)	(789,998)	3,383,267	(2,419,524)	963,743

ProFund VP International	29,208	(53,607)	(24,399)	159,046	(306,557)	(147,511)

ProFund VP Japan	148,318	(157,313)	(8,995)	45,809	(50,507)	(4,698)

ProFund VP Mid-Cap	232,232	(273,113)	(40,881)	112,855	(117,550)	(4,695)

ProFund VP NASDAQ-100	578,411	(513,585)	64,826	556,917	(527,222)	29,695

ProFund VP Oil & Gas	492,672	(639,706)	(147,034)	492,744	(552,898)	(60,154)

ProFund VP Pharmaceuticals	47,391	(86,842)	(39,451)	62,774	(82,233)	(19,459)

ProFund VP Precious Metals	1,276,089	(1,028,417)	247,672	1,186,730	(1,221,025)	(34,295)

ProFund VP Short Emerging Markets	178,551	(267,307)	(88,756)	360,155	(256,552)	103,603

ProFund VP Short International	35,743	(36,887)	(1,144)	81,419	(76,694)	4,725

ProFund VP Short NASDAQ-100	4,741,428	(4,382,253)	359,175	3,652,899	(2,353,658)	1,299,241

ProFund VP Short Small-Cap	824,755	(712,622)	112,133	768,089	(944,302)	(176,213)

24

Transamerica Premier Life Insurance Company

WRL Series Life Account

Notes to Financial Statements

4. Change in Unit Dollars (continued)

	Year Ended December 31, 2019			Year Ended December 31, 2018
Subaccount	Units Purchased	Units Redeemed and Transferred to/from	Net Increase (Decrease)	Units Purchased	Units Redeemed and Transferred to/from	Net Increase (Decrease)

ProFund VP Small-Cap	139,231	(52,332)	86,899	286,802	(345,126)	(58,324)

ProFund VP Small-Cap Value	126,590	(28,336)	98,254	210,430	(282,396)	(71,966)

ProFund VP Telecommunications	18,816	(22,495)	(3,679)	11,269	(30,667)	(19,398)

ProFund VP U.S. Government Plus	275,239	(248,563)	26,676	261,891	(275,574)	(13,683)

ProFund VP UltraNASDAQ-100	414,480	(488,477)	(73,997)	618,128	(592,815)	25,313

ProFund VP UltraSmall-Cap	185,695	(218,910)	(33,215)	165,175	(180,945)	(15,770)

ProFund VP Utilities	197,945	(174,392)	23,553	173,741	(164,469)	9,272

TA Aegon High Yield Bond Initial Class	213,035	(199,843)	13,192	271,728	(365,788)	(94,060)

TA Aegon U.S. Government Securities Initial Class	323,260	(349,962)	(26,702)	272,490	(418,308)	(145,818)

TA Barrow Hanley Dividend Focused Initial Class	503,053	(691,567)	(188,514)	419,155	(375,119)	44,036

TA BlackRock Global Allocation Initial Class	61,188	(104,379)	(43,191)	96,057	(127,158)	(31,101)

TA BlackRock Global Real Estate Securities Initial Class	229,616	(249,658)	(20,042)	176,074	(245,706)	(69,632)

TA BlackRock Government Money Market Initial Class	823,163	(1,172,341)	(349,178)	2,244,834	(1,765,605)	479,229

TA BlackRock iShares Edge 40 Initial Class	25,659	(30,975)	(5,316)	26,071	(37,297)	(11,226)

TA BlackRock Tactical Allocation Initial Class	196,664	(359,849)	(163,185)	227,177	(376,355)	(149,178)

TA Greystone International Growth Initial Class	405,819	(559,631)	(153,812)	230,455	(518,626)	(288,171)

TA Janus Balanced Initial Class	180,911	(162,316)	18,595	143,937	(184,840)	(40,903)

TA Janus Mid-Cap Growth Initial Class	943,251	(1,439,605)	(496,354)	683,340	(894,657)	(211,317)

TA JPMorgan Asset Allocation - Conservative Initial Class	276,058	(337,959)	(61,901)	320,715	(716,990)	(396,275)

TA JPMorgan Asset Allocation - Growth Initial Class	2,859,418	(3,061,822)	(202,404)	2,447,470	(2,530,514)	(83,044)

TA JPMorgan Asset Allocation - Moderate Initial Class	869,678	(917,962)	(48,284)	952,422	(977,030)	(24,608)

TA JPMorgan Asset Allocation - Moderate Growth Initial Class	3,119,548	(3,256,789)	(137,241)	2,932,230	(2,854,890)	77,340

TA JPMorgan Core Bond Initial Class	338,295	(400,347)	(62,052)	358,313	(284,732)	73,581

TA JPMorgan Enhanced Index Initial Class	86,939	(89,954)	(3,015)	166,009	(185,377)	(19,368)

TA JPMorgan International Moderate Growth Initial Class	100,039	(147,891)	(47,852)	198,955	(278,394)	(79,439)

TA JPMorgan Mid Cap Value Initial Class	2,864	(18,946)	(16,082)	5,937	(21,077)	(15,140)

TA JPMorgan Tactical Allocation Initial Class	538,374	(758,765)	(220,391)	412,684	(283,767)	128,917

25

Transamerica Premier Life Insurance Company

WRL Series Life Account

Notes to Financial Statements

4. Change in Unit Dollars (continued)

	Year Ended December 31, 2019			Year Ended December 31, 2018
Subaccount	Units Purchased	Units Redeemed and Transferred to/from	Net Increase (Decrease)	Units Purchased	Units Redeemed and Transferred to/from	Net Increase (Decrease)

TA Managed Risk - Balanced ETF Initial Class	100,909	(31,504)	69,405	42,780	(60,999)	(18,219)

TA Managed Risk - Growth ETF Initial Class	73,867	(59,405)	14,462	57,425	(61,775)	(4,350)

TA Morgan Stanley Capital Growth Initial Class	1,053,429	(391,556)	661,873	479,034	(487,651)	(8,617)

TA Multi-Managed Balanced Initial Class	188,710	(443,033)	(254,323)	218,700	(488,526)	(269,826)

TA PIMCO Tactical - Balanced Initial Class	66,650	(103,378)	(36,728)	94,449	(129,429)	(34,980)

TA PIMCO Tactical - Conservative Initial Class	185,255	(219,175)	(33,920)	194,080	(161,897)	32,183

TA PIMCO Tactical - Growth Initial Class	160,091	(223,070)	(62,979)	175,832	(228,933)	(53,101)

TA PIMCO Total Return Initial Class	1,282,839	(1,353,056)	(70,217)	561,303	(699,989)	(138,686)

TA QS Investors Active Asset Allocation - Conservative Initial Class	54,150	(67,049)	(12,899)	112,123	(103,779)	8,344

TA QS Investors Active Asset Allocation - Moderate Initial Class	36,374	(37,482)	(1,108)	40,313	(43,108)	(2,795)

TA QS Investors Active Asset Allocation - Moderate Growth Initial Class	467,026	(614,439)	(147,413)	316,839	(484,145)	(167,306)

TA Small/Mid Cap Value Initial Class	618,638	(785,100)	(166,462)	571,543	(659,031)	(87,488)

TA T. Rowe Price Small Cap Initial Class	441,775	(454,209)	(12,434)	654,350	(807,565)	(153,215)

TA WMC US Growth Initial Class	899,197	(2,354,899)	(1,455,702)	682,883	(2,532,164)	(1,849,281)

26

Transamerica Premier Life Insurance Company

WRL Series Life Account

Notes to Financial Statements

4. Change in Unit Dollars (continued)

	Year Ended December 31, 2019			Year Ended December 31, 2018
Subaccount	Units Purchased in Dollars	Units Redeemed and Transferred to/from in Dollars	Dollar Net Increase (Decrease)	Units Purchased in Dollars	Units Redeemed and Transferred to/from in Dollars	Dollar Net Increase (Decrease)

AB Balanced Wealth Strategy Class B Shares	$411,457	$(608,069)	$(196,612)	$356,130	$(606,457)	$(250,327)

Access VP High Yield	3,082,946	(3,049,014)	33,932	4,310,596	(4,194,763)	115,833

Fidelity® VIP Contrafund® Service Class 2	994,027	(2,370,862)	(1,376,835)	1,401,715	(2,783,305)	(1,381,590)

Fidelity® VIP Equity-Income Service Class 2	740,210	(1,713,675)	(973,465)	1,124,120	(2,160,323)	(1,036,203)

Fidelity® VIP Growth Opportunities Service Class 2	2,829,933	(2,072,107)	757,826	1,895,441	(2,084,777)	(189,336)

Fidelity® VIP Index 500 Service Class 2	15,603,761	(16,586,822)	(983,061)	12,453,589	(11,369,334)	1,084,255

Franklin Allocation Class 4 Shares	419,857	(567,860)	(148,003)	477,257	(734,866)	(257,609)

ProFund VP Asia 30	8,797,606	(5,167,870)	3,629,736	4,099,262	(8,297,536)	(4,198,274)

ProFund VP Basic Materials	1,251,838	(1,449,297)	(197,459)	1,564,740	(2,894,789)	(1,330,049)

ProFund VP Bull	3,126,946	(2,250,980)	875,966	2,256,129	(3,529,351)	(1,273,222)

ProFund VP Consumer Services	1,270,780	(1,720,427)	(449,647)	1,497,136	(1,237,257)	259,879

ProFund VP Emerging Markets	10,264,515	(6,649,104)	3,615,411	7,133,579	(10,627,003)	(3,493,424)

ProFund VP Europe 30	2,176,858	(2,494,625)	(317,767)	701,720	(1,027,579)	(325,859)

ProFund VP Falling U.S. Dollar	93,090	(144,690)	(51,600)	1,208,487	(1,187,765)	20,722

ProFund VP Financials	1,005,669	(1,481,477)	(475,808)	1,838,975	(2,682,081)	(843,106)

ProFund VP Government Money Market	29,238,533	(36,872,039)	(7,633,506)	32,842,402	(23,476,311)	9,366,091

ProFund VP International	300,867	(499,878)	(199,011)	1,450,844	(3,217,203)	(1,766,359)

ProFund VP Japan	2,442,333	(2,491,478)	(49,145)	730,569	(793,200)	(62,631)

ProFund VP Mid-Cap	4,406,250	(5,138,613)	(732,363)	2,116,144	(2,214,608)	(98,464)

ProFund VP NASDAQ-100	18,963,942	(17,807,328)	1,156,614	17,313,374	(16,838,160)	475,214

ProFund VP Oil & Gas	3,738,224	(4,818,820)	(1,080,596)	4,222,373	(4,789,328)	(566,955)

ProFund VP Pharmaceuticals	1,015,623	(1,810,081)	(794,458)	1,386,055	(1,765,107)	(379,052)

ProFund VP Precious Metals	4,783,726	(3,804,551)	979,175	3,818,454	(3,941,140)	(122,686)

ProFund VP Short Emerging Markets	886,245	(1,112,655)	(226,410)	1,542,614	(1,156,789)	385,825

ProFund VP Short International	160,718	(154,699)	6,019	297,894	(270,335)	27,559

ProFund VP Short NASDAQ-100	7,786,474	(6,705,937)	1,080,537	5,610,779	(3,508,919)	2,101,860

ProFund VP Short Small-Cap	1,407,767	(1,213,980)	193,787	1,545,598	(1,826,833)	(281,235)

27

Transamerica Premier Life Insurance Company

WRL Series Life Account

Notes to Financial Statements

4. Change in Unit Dollars (continued)

	Year Ended December 31, 2019			Year Ended December 31, 2018
Subaccount	Units Purchased in Dollars	Units Redeemed and Transferred to/from in Dollars	Dollar Net Increase (Decrease)	Units Purchased in Dollars	Units Redeemed and Transferred to/from in Dollars	Dollar Net Increase (Decrease)

ProFund VP Small-Cap	$2,692,784	$(964,678)	$1,728,106	$5,772,276	$(6,603,292)	$(831,016)

ProFund VP Small-Cap Value	2,606,007	(553,353)	2,052,654	4,590,586	(5,756,041)	(1,165,455)

ProFund VP Telecommunications	265,550	(313,840)	(48,290)	158,547	(417,850)	(259,303)

ProFund VP U.S. Government Plus	4,760,819	(4,250,221)	510,598	4,108,305	(4,205,894)	(97,589)

ProFund VP UltraNASDAQ-100	24,174,913	(27,647,137)	(3,472,224)	32,519,616	(29,730,232)	2,789,384

ProFund VP UltraSmall-Cap	4,600,387	(5,254,312)	(653,925)	4,416,584	(4,717,189)	(300,605)

ProFund VP Utilities	4,138,488	(3,479,227)	659,261	3,070,642	(2,811,743)	258,899

TA Aegon High Yield Bond Initial Class	3,941,509	(4,399,349)	(457,840)	5,340,866	(7,575,946)	(2,235,080)

TA Aegon U.S. Government Securities Initial Class	4,285,756	(4,765,229)	(479,473)	3,555,216	(5,702,700)	(2,147,484)

TA Barrow Hanley Dividend Focused Initial Class	11,179,726	(18,831,730)	(7,652,004)	9,150,029	(12,225,837)	(3,075,808)

TA BlackRock Global Allocation Initial Class	842,279	(1,418,898)	(576,619)	1,299,380	(1,704,468)	(405,088)

TA BlackRock Global Real Estate Securities Initial Class	4,102,242	(6,493,407)	(2,391,165)	2,798,490	(6,563,710)	(3,765,220)

TA BlackRock Government Money Market Initial Class	10,152,451	(16,789,451)	(6,637,000)	29,487,211	(21,888,133)	7,599,078

TA BlackRock iShares Edge 40 Initial Class	398,057	(518,441)	(120,384)	379,863	(633,909)	(254,046)

TA BlackRock Tactical Allocation Initial Class	3,026,916	(5,390,742)	(2,363,826)	3,307,886	(5,391,372)	(2,083,486)

TA Greystone International Growth Initial Class	5,987,715	(8,768,157)	(2,780,442)	3,537,674	(8,818,486)	(5,280,812)

TA Janus Balanced Initial Class	3,102,834	(2,850,129)	252,705	2,265,759	(2,945,689)	(679,930)

TA Janus Mid-Cap Growth Initial Class	21,815,894	(47,736,576)	(25,920,682)	14,737,440	(35,558,381)	(20,820,941)

TA JPMorgan Asset Allocation - Conservative Initial Class	4,387,448	(5,930,053)	(1,542,605)	4,762,745	(13,673,222)	(8,910,477)

TA JPMorgan Asset Allocation - Growth Initial Class	50,829,650	(65,822,000)	(14,992,350)	42,425,821	(58,858,714)	(16,432,893)

TA JPMorgan Asset Allocation - Moderate Initial Class	13,885,434	(17,756,363)	(3,870,929)	14,439,815	(20,153,340)	(5,713,525)

TA JPMorgan Asset Allocation - Moderate Growth Initial Class	51,346,695	(66,322,079)	(14,975,384)	47,067,004	(63,973,168)	(16,906,164)

TA JPMorgan Core Bond Initial Class	5,676,381	(8,723,998)	(3,047,617)	5,914,892	(7,213,028)	(1,298,136)

TA JPMorgan Enhanced Index Initial Class	2,260,024	(2,597,905)	(337,881)	4,345,799	(5,078,777)	(732,978)

TA JPMorgan International Moderate Growth Initial Class	1,295,544	(1,894,057)	(598,513)	2,624,359	(3,603,576)	(979,217)

TA JPMorgan Mid Cap Value Initial Class	67,837	(598,345)	(530,508)	135,142	(712,583)	(577,441)

28

Transamerica Premier Life Insurance Company

WRL Series Life Account

Notes to Financial Statements

4. Change in Unit Dollars (continued)

	Year Ended December 31, 2019			Year Ended December 31, 2018
Subaccount	Units Purchased in Dollars	Units Redeemed and Transferred to/from in Dollars	Dollar Net Increase (Decrease)	Units Purchased in Dollars	Units Redeemed and Transferred to/from in Dollars	Dollar Net Increase (Decrease)

TA JPMorgan Tactical Allocation Initial Class	$8,737,476	$(14,091,628)	$(5,354,152)	$6,327,412	$(6,190,361)	$137,051

TA Managed Risk - Balanced ETF Initial Class	1,520,703	(475,048)	1,045,655	629,459	(882,127)	(252,668)

TA Managed Risk - Growth ETF Initial Class	1,171,256	(947,827)	223,429	899,380	(968,591)	(69,211)

TA Morgan Stanley Capital Growth Initial Class	40,001,471	(16,491,956)	23,509,515	16,801,997	(18,344,227)	(1,542,230)

TA Multi-Managed Balanced Initial Class	4,173,929	(12,137,444)	(7,963,515)	4,354,407	(12,913,479)	(8,559,072)

TA PIMCO Tactical - Balanced Initial Class	943,063	(1,478,732)	(535,669)	1,260,451	(1,773,874)	(513,423)

TA PIMCO Tactical - Conservative Initial Class	2,387,511	(2,950,282)	(562,771)	2,425,074	(2,083,990)	341,084

TA PIMCO Tactical - Growth Initial Class	2,097,876	(3,077,338)	(979,462)	2,220,250	(3,076,575)	(856,325)

TA PIMCO Total Return Initial Class	18,521,674	(19,999,981)	(1,478,307)	7,742,618	(10,691,324)	(2,948,706)

TA QS Investors Active Asset Allocation - Conservative Initial Class	718,592	(877,970)	(159,378)	1,413,066	(1,301,579)	111,487

TA QS Investors Active Asset Allocation - Moderate Initial Class	492,275	(498,553)	(6,278)	525,764	(562,941)	(37,177)

TA QS Investors Active Asset Allocation - Moderate Growth Initial Class	6,395,569	(8,362,899)	(1,967,330)	4,395,302	(6,574,938)	(2,179,636)

TA Small/Mid Cap Value Initial Class	13,776,478	(24,667,047)	(10,890,569)	12,442,405	(23,069,467)	(10,627,062)

TA T. Rowe Price Small Cap Initial Class	12,994,054	(14,845,785)	(1,851,731)	18,447,095	(25,353,848)	(6,906,753)

TA WMC US Growth Initial Class	26,368,163	(82,660,875)	(56,292,712)	16,515,411	(81,668,987)	(65,153,576)

29

Transamerica Premier Life Insurance Company

WRL Series Life Account

Notes to Financial Statements

December 31, 2019

5. Financial Highlights

The Separate Account offers various death benefit options, which have differing fees that are charged against the contract owner’s account balance. These charges are discussed in more detail in the individual’s policy. Differences in the fee structures for these units result in different unit values, expense ratios, and total returns.

	At December 31					For the Year Ended December 31
Subaccount	Units	Unit Fair Value Corresponding to Lowest to Highest Expense Ratio			Net Assets	Investment Income Ratio*	Expense Ratio** Lowest to Highest			Total Return*** Corresponding to Lowest to Highest Expense Ratio

AB Balanced Wealth Strategy Class B Shares

12/31/2019	112,692	$25.60	to	$21.84	$2,409,940	2.32%	0.00%	to	1.50%	18.20%	to	16.46%

12/31/2018	119,382	21.66	to	18.76	2,234,709	1.69	0.00	to	1.50	(6.41)	to	(7.80)

12/31/2017	129,250	23.14	to	20.34	2,657,289	1.86	0.00	to	1.50	15.62	to	13.92

12/31/2016	140,901	20.02	to	17.86	2,528,013	1.83	0.00	to	1.50	4.44	to	2.90

12/31/2015	143,029	19.17	to	17.35	2,554,505	2.11	0.00	to	1.50	1.29	to	(0.20)
Access VP High Yield

12/31/2019	202,947	22.91	to	19.01	3,781,777	4.93	0.00	to	1.50	12.43	to	10.77

12/31/2018	192,387	20.38	to	17.16	3,304,109	2.63	0.00	to	1.50	(0.61)	to	(2.09)

12/31/2017	181,089	20.50	to	17.53	3,242,904	3.74	0.00	to	1.50	4.79	to	3.25

12/31/2016	201,970	19.56	to	16.98	3,508,714	3.10	0.00	to	1.50	9.00	to	7.39

12/31/2015	172,093	17.95	to	15.81	2,791,841	3.70	0.00	to	1.50	0.15	to	(1.33)
Fidelity® VIP Contrafund® Service Class 2

12/31/2019	821,073	24.79	to	34.05	24,221,196	0.22	0.30	to	0.90	30.88	to	30.10

12/31/2018	871,825	18.94	to	26.17	19,754,892	0.43	0.30	to	0.90	(6.92)	to	(7.48)

12/31/2017	910,354	20.35	to	28.29	22,638,242	0.77	0.30	to	0.90	21.22	to	20.51

12/31/2016	941,893	16.78	to	23.47	20,270,933	0.62	0.30	to	0.90	7.41	to	6.77

12/31/2015	985,254	15.63	to	21.99	20,862,584	0.78	0.30	to	0.90	0.12	to	(0.48)
Fidelity® VIP Equity-Income Service Class 2

12/31/2019	434,957	22.35	to	27.79	10,974,164	1.82	0.30	to	0.90	26.73	to	25.97

12/31/2018	474,511	17.64	to	22.06	9,560,346	2.04	0.30	to	0.90	(8.81)	to	(9.36)

12/31/2017	514,492	19.34	to	24.34	11,550,024	1.48	0.30	to	0.90	12.31	to	11.65

12/31/2016	529,514	17.22	to	21.80	11,037,774	2.18	0.30	to	0.90	17.36	to	16.66

12/31/2015	535,288	14.68	to	18.68	9,857,106	2.90	0.30	to	0.90	(4.52)	to	(5.09)
Fidelity® VIP Growth Opportunities Service Class 2

12/31/2019	414,182	38.82	to	31.43	14,179,766	-	0.30	to	0.90	40.07	to	39.24

12/31/2018	386,656	27.71	to	22.57	9,532,742	0.09	0.30	to	0.90	11.87	to	11.20

12/31/2017	398,985	24.77	to	20.30	8,736,075	0.11	0.30	to	0.90	33.78	to	32.98

12/31/2016	385,655	18.52	to	15.27	6,152,567	0.05	0.30	to	0.90	(0.24)	to	(0.83)

12/31/2015	458,127	18.56	to	15.39	7,155,211	-	0.30	to	0.90	5.03	to	4.40
Fidelity® VIP Index 500 Service Class 2

12/31/2019	1,850,484	29.74	to	26.58	58,103,481	1.78	0.00	to	1.50	31.02	to	29.08

12/31/2018	1,878,426	22.70	to	20.59	45,890,930	1.62	0.00	to	1.50	(4.73)	to	(6.15)

12/31/2017	1,804,677	23.82	to	21.94	47,478,979	1.61	0.00	to	1.50	21.41	to	19.62

12/31/2016	1,575,244	19.62	to	18.34	35,119,328	1.40	0.00	to	1.50	11.58	to	9.94

12/31/2015	1,431,885	17.59	to	16.68	29,355,484	1.82	0.00	to	1.50	1.08	to	(0.41)
Franklin Allocation Class 4 Shares

12/31/2019	102,803	26.21	to	22.36	2,218,133	3.34	0.00	to	1.50	19.56	to	17.79

12/31/2018	109,507	21.93	to	18.99	2,002,167	2.79	0.00	to	1.50	(9.58)	to	(10.92)

12/31/2017	115,582	24.25	to	21.31	2,494,958	2.58	0.00	to	1.50	11.78	to	10.13

12/31/2016	125,006	21.69	to	19.35	2,439,233	3.67	0.00	to	1.50	12.92	to	11.26

12/31/2015	121,175	19.21	to	17.39	2,174,203	2.75	0.00	to	1.50	(6.24)	to	(7.63)
ProFund VP Asia 30

12/31/2019	755,203	11.60	to	11.44	8,314,602	0.19	0.00	to	1.50	26.31	to	24.44

12/31/2018	430,576	9.19	to	9.20	3,704,275	0.40	0.00	to	1.50	(18.59)	to	(19.81)

12/31/2017	820,573	11.28	to	11.47	8,723,348	-	0.00	to	1.50	32.87	to	30.92

12/31/2016	560,320	8.49	to	8.76	4,476,330	1.03	0.00	to	1.50	0.64	to	(0.84)

12/31/2015	435,476	8.44	to	8.83	3,462,185	0.28	0.00	to	1.50	(9.38)	to	(10.72)

30

Transamerica Premier Life Insurance Company

WRL Series Life Account

Notes to Financial Statements

December 31, 2019

5. Financial Highlights (continued)

	At December 31					For the Year Ended December 31
Subaccount	Units	Unit Fair Value Corresponding to Lowest to Highest Expense Ratio			Net Assets	Investment Income Ratio*	Expense Ratio** Lowest to Highest			Total Return*** Corresponding to Lowest to Highest Expense Ratio

ProFund VP Basic Materials

12/31/2019	220,118	$13.25	to	$11.34	$2,725,778	0.34%	0.00%	to	1.50%	17.72%	to	15.98%

12/31/2018	238,320	11.25	to	9.77	2,505,171	0.39	0.00	to	1.50	(17.66)	to	(18.88)

12/31/2017	353,517	13.67	to	12.05	4,507,974	0.38	0.00	to	1.50	22.96	to	21.15

12/31/2016	342,923	11.12	to	9.95	3,568,051	0.40	0.00	to	1.50	18.49	to	16.74

12/31/2015	273,931	9.38	to	8.52	2,414,831	0.59	0.00	to	1.50	(13.92)	to	(15.19)
ProFund VP Bull

12/31/2019	202,079	24.18	to	22.09	4,855,492	0.32	0.00	to	1.50	28.88	to	26.98

12/31/2018	167,135	18.76	to	17.40	3,134,335	-	0.00	to	1.50	(6.15)	to	(7.54)

12/31/2017	231,602	19.99	to	18.82	4,665,839	-	0.00	to	1.50	19.34	to	17.58

12/31/2016	331,447	16.75	to	16.01	5,644,107	-	0.00	to	1.50	9.66	to	8.04

12/31/2015	428,545	15.27	to	14.81	6,714,298	-	0.00	to	1.50	(0.46)	to	(1.93)
ProFund VP Consumer Services

12/31/2019	145,291	37.05	to	34.84	4,685,493	-	0.00	to	1.50	24.64	to	22.80

12/31/2018	159,048	29.73	to	28.37	4,177,142	-	0.00	to	1.50	0.62	to	(0.88)

12/31/2017	149,083	29.55	to	28.62	3,954,853	-	0.00	to	1.50	18.37	to	16.62

12/31/2016	163,438	24.96	to	24.54	3,722,987	-	0.00	to	1.50	4.18	to	2.65

12/31/2015	190,269	23.96	to	23.91	4,223,671	-	0.00	to	1.50	4.69	to	3.14
ProFund VP Emerging Markets

12/31/2019	1,172,076	8.98	to	8.49	10,543,054	0.41	0.00	to	1.50	24.23	to	22.40

12/31/2018	818,859	7.23	to	6.93	5,692,807	0.22	0.00	to	1.50	(15.27)	to	(16.53)

12/31/2017	1,217,400	8.54	to	8.31	10,163,614	0.07	0.00	to	1.50	33.26	to	31.29

12/31/2016	717,341	6.41	to	6.33	4,420,456	0.22	0.00	to	1.50	11.01	to	9.37

12/31/2015	461,587	5.77	to	5.78	2,529,081	0.96	0.00	to	1.50	(17.36)	to	(18.59)
ProFund VP Europe 30

12/31/2019	86,170	11.29	to	9.87	938,303	2.37	0.00	to	1.50	17.79	to	16.05

12/31/2018	112,343	9.58	to	8.51	1,043,087	2.52	0.00	to	1.50	(14.13)	to	(15.41)

12/31/2017	145,661	11.16	to	10.06	1,554,182	2.22	0.00	to	1.50	19.71	to	17.95

12/31/2016	123,591	9.32	to	8.53	1,090,839	3.01	0.00	to	1.50	7.81	to	6.22

12/31/2015	136,433	8.65	to	8.03	1,117,414	4.75	0.00	to	1.50	(10.88)	to	(12.20)
ProFund VP Falling U.S. Dollar

12/31/2019	31,372	6.40	to	5.29	192,195	0.05	0.00	to	1.50	(2.34)	to	(3.78)

12/31/2018	39,531	6.55	to	5.50	249,306	-	0.00	to	1.50	(6.31)	to	(7.70)

12/31/2017	39,617	6.99	to	5.96	269,359	-	0.00	to	1.50	8.46	to	6.86

12/31/2016	44,786	6.45	to	5.58	275,533	-	0.00	to	1.50	(5.86)	to	(7.25)

12/31/2015	76,535	6.85	to	6.01	505,042	-	0.00	to	1.50	(10.01)	to	(11.34)
ProFund VP Financials

12/31/2019	259,303	17.14	to	18.52	4,716,020	0.51	0.00	to	1.50	30.27	to	28.35

12/31/2018	295,061	13.15	to	14.43	4,069,052	0.38	0.00	to	1.50	(10.43)	to	(11.76)

12/31/2017	367,605	14.69	to	16.35	5,425,492	0.34	0.00	to	1.50	18.19	to	16.45

12/31/2016	338,073	12.43	to	14.04	4,108,516	0.34	0.00	to	1.50	15.32	to	13.62

12/31/2015	287,364	10.78	to	12.36	2,994,973	0.34	0.00	to	1.50	(1.49)	to	(2.95)
ProFund VP Government Money Market

12/31/2019	1,178,410	10.68	to	8.56	11,493,857	0.78	0.00	to	1.50	0.77	to	(0.72)

12/31/2018	1,968,408	10.60	to	8.62	19,100,813	0.42	0.00	to	1.50	0.42	to	(1.07)

12/31/2017	1,004,665	10.56	to	8.71	9,769,539	0.02	0.00	to	1.50	0.02	to	(1.45)

12/31/2016	1,058,271	10.55	to	8.84	10,369,020	0.02	0.00	to	1.50	0.02	to	(1.45)

12/31/2015	1,630,675	10.55	to	8.97	16,093,644	0.02	0.00	to	1.50	0.02	to	(1.45)
ProFund VP International

12/31/2019	234,501	10.36	to	9.42	2,314,126	0.27	0.00	to	1.50	19.27	to	17.51

12/31/2018	258,900	8.68	to	8.01	2,137,619	-	0.00	to	1.50	(15.76)	to	(17.01)

12/31/2017	406,411	10.31	to	9.66	4,191,633	-	0.00	to	1.50	21.80	to	20.00

12/31/2016	144,517	8.46	to	8.05	1,166,852	-	0.00	to	1.50	(0.93)	to	(2.39)

12/31/2015	162,334	8.54	to	8.24	1,319,773	-	0.00	to	1.50	(3.52)	to	(4.95)

31

Transamerica Premier Life Insurance Company

WRL Series Life Account

Notes to Financial Statements

December 31, 2019

5. Financial Highlights (continued)

	At December 31					For the Year Ended December 31
Subaccount	Units	Unit Fair Value Corresponding to Lowest to Highest Expense Ratio			Net Assets	Investment Income Ratio*	Expense Ratio** Lowest to Highest			Total Return*** Corresponding to Lowest to Highest Expense Ratio

ProFund VP Japan

12/31/2019	55,149	$13.80	to	$12.01	$859,504	0.11%	0.00%	to	1.50%	20.00%	to	18.22%

12/31/2018	64,144	11.50	to	10.16	766,064	-	0.00	to	1.50	(11.63)	to	(12.95)

12/31/2017	68,842	13.02	to	11.67	926,938	-	0.00	to	1.50	18.45	to	16.71

12/31/2016	103,751	10.99	to	10.00	1,119,515	-	0.00	to	1.50	0.41	to	(1.07)

12/31/2015	259,368	10.94	to	10.11	2,766,547	-	0.00	to	1.50	5.81	to	4.25
ProFund VP Mid-Cap

12/31/2019	160,109	23.05	to	20.30	3,275,313	0.17	0.00	to	1.50	23.53	to	21.70

12/31/2018	200,990	18.66	to	16.68	3,349,100	-	0.00	to	1.50	(12.86)	to	(14.16)

12/31/2017	205,685	21.42	to	19.43	3,998,852	-	0.00	to	1.50	13.43	to	11.76

12/31/2016	391,109	18.88	to	17.39	6,758,644	-	0.00	to	1.50	18.19	to	16.44

12/31/2015	204,135	15.97	to	14.93	3,034,728	-	0.00	to	1.50	(4.45)	to	(5.86)
ProFund VP NASDAQ-100

12/31/2019	535,387	45.16	to	36.83	21,186,505	-	0.00	to	1.50	36.70	to	34.68

12/31/2018	470,561	33.04	to	27.35	14,347,955	-	0.00	to	1.50	(1.87)	to	(3.33)

12/31/2017	440,866	33.67	to	28.29	14,214,808	-	0.00	to	1.50	30.37	to	28.45

12/31/2016	397,360	25.82	to	22.02	10,123,687	-	0.00	to	1.50	5.26	to	3.70

12/31/2015	445,017	24.53	to	21.24	10,857,808	-	0.00	to	1.50	7.45	to	5.87
ProFund VP Oil & Gas

12/31/2019	721,703	8.08	to	6.30	5,415,783	1.42	0.00	to	1.50	8.51	to	6.91

12/31/2018	868,737	7.44	to	5.89	6,013,987	1.72	0.00	to	1.50	(20.22)	to	(21.41)

12/31/2017	928,891	9.33	to	7.49	8,081,643	1.27	0.00	to	1.50	(3.17)	to	(4.60)

12/31/2016	960,671	9.64	to	7.85	8,659,629	1.41	0.00	to	1.50	24.18	to	22.35

12/31/2015	900,764	7.76	to	6.42	6,554,109	0.62	0.00	to	1.50	(23.37)	to	(24.51)
ProFund VP Pharmaceuticals

12/31/2019	220,283	24.71	to	22.21	5,017,336	0.85	0.00	to	1.50	14.04	to	12.36

12/31/2018	259,734	21.67	to	19.77	5,199,084	1.07	0.00	to	1.50	(6.20)	to	(7.59)

12/31/2017	279,193	23.10	to	21.39	5,994,460	0.95	0.00	to	1.50	10.36	to	8.73

12/31/2016	345,205	20.94	to	19.67	6,749,993	0.94	0.00	to	1.50	(3.73)	to	(5.15)

12/31/2015	455,798	21.75	to	20.74	9,303,317	0.48	0.00	to	1.50	4.44	to	2.90
ProFund VP Precious Metals

12/31/2019	1,720,769	4.88	to	4.42	7,763,794	0.03	0.00	to	1.50	45.98	to	43.82

12/31/2018	1,473,097	3.34	to	3.07	4,574,070	-	0.00	to	1.50	(13.47)	to	(14.76)

12/31/2017	1,507,392	3.86	to	3.61	5,439,646	-	0.00	to	1.50	5.28	to	3.73

12/31/2016	1,777,677	3.67	to	3.48	6,099,905	-	0.00	to	1.50	55.81	to	53.52

12/31/2015	1,280,202	2.35	to	2.26	2,835,371	-	0.00	to	1.50	(32.85)	to	(33.85)
ProFund VP Short Emerging Markets

12/31/2019	95,356	3.09	to	2.42	352,353	0.45	0.00	to	1.50	(20.99)	to	(22.16)

12/31/2018	184,112	3.92	to	3.11	744,822	-	0.00	to	1.50	12.59	to	10.91

12/31/2017	80,509	3.48	to	2.81	288,783	-	0.00	to	1.50	(27.84)	to	(28.91)

12/31/2016	186,560	4.82	to	3.95	947,222	-	0.00	to	1.50	(16.24)	to	(17.48)

12/31/2015	122,578	5.75	to	4.78	724,605	-	0.00	to	1.50	11.52	to	9.87
ProFund VP Short International

12/31/2019	82,689	3.47	to	2.73	293,102	0.52	0.00	to	1.50	(17.42)	to	(18.64)

12/31/2018	83,833	4.20	to	3.36	351,032	-	0.00	to	1.50	15.47	to	13.76

12/31/2017	79,108	3.63	to	2.95	278,713	-	0.00	to	1.50	(20.64)	to	(21.81)

12/31/2016	128,281	4.58	to	3.78	560,218	-	0.00	to	1.50	(5.90)	to	(7.28)

12/31/2015	95,098	4.87	to	4.07	439,797	-	0.00	to	1.50	(3.78)	to	(5.20)
ProFund VP Short NASDAQ-100

12/31/2019	2,249,113	1.01	to	0.87	3,618,259	0.07	0.00	to	1.50	(28.06)	to	(29.12)

12/31/2018	1,889,938	1.40	to	1.23	2,986,569	-	0.00	to	1.50	(2.89)	to	(4.33)

12/31/2017	590,697	1.44	to	1.29	870,919	-	0.00	to	1.50	(25.25)	to	(26.35)

12/31/2016	596,809	1.93	to	1.75	1,126,767	-	0.00	to	1.50	(10.06)	to	(11.39)

12/31/2015	362,766	2.15	to	1.97	750,478	-	0.00	to	1.50	(13.04)	to	(14.33)

32

Transamerica Premier Life Insurance Company

WRL Series Life Account

Notes to Financial Statements

December 31, 2019

5. Financial Highlights (continued)

	At December 31					For the Year Ended December 31
Subaccount	Units	Unit Fair Value Corresponding to Lowest to Highest Expense Ratio			Net Assets	Investment Income Ratio*	Expense Ratio** Lowest to Highest			Total Return*** Corresponding to Lowest to Highest Expense Ratio

ProFund VP Short Small-Cap

12/31/2019	326,282	$1.64	to	$1.20	$513,284	0.10%	0.00%	to	1.50%	(20.78	) %	to	(21.96	) %

12/31/2018	214,149	2.07	to	1.54	426,579	-	0.00	to	1.50	10.39		to	8.75

12/31/2017	390,362	1.88	to	1.42	667,558	-	0.00	to	1.50	(14.20)		to	(15.47)

12/31/2016	500,897	2.19	to	1.68	1,051,128	-	0.00	to	1.50	(21.60)		to	(22.75)

12/31/2015	263,480	2.79	to	2.17	619,952	-	0.00	to	1.50	(0.82)		to	(2.29)
ProFund VP Small-Cap

12/31/2019	223,149	21.04	to	20.17	4,438,418	-	0.00	to	1.50	23.60		to	21.78

12/31/2018	136,250	17.02	to	16.56	2,243,155	-	0.00	to	1.50	(12.89)		to	(14.19)

12/31/2017	194,574	19.54	to	19.30	3,732,484	-	0.00	to	1.50	12.43		to	10.77

12/31/2016	437,377	17.38	to	17.43	7,507,148	-	0.00	to	1.50	19.68		to	17.92

12/31/2015	244,845	14.53	to	14.78	3,577,901	-	0.00	to	1.50	(6.21)		to	(7.59)
ProFund VP Small-Cap Value

12/31/2019	192,718	23.65	to	21.73	4,055,740	-	0.00	to	1.50	22.56		to	20.75

12/31/2018	94,464	19.29	to	18.00	1,648,295	-	0.00	to	1.50	(14.21)		to	(15.49)

12/31/2017	166,430	22.49	to	21.29	3,418,360	0.01	0.00	to	1.50	9.71		to	8.09

12/31/2016	386,675	20.50	to	19.70	7,280,442	-	0.00	to	1.50	28.77		to	26.88

12/31/2015	136,649	15.92	to	15.53	2,027,849	-	0.00	to	1.50	(8.28)		to	(9.63)
ProFund VP Telecommunications

12/31/2019	49,609	15.23	to	13.65	714,412	3.24	0.00	to	1.50	14.77		to	13.07

12/31/2018	53,288	13.27	to	12.07	668,160	5.55	0.00	to	1.50	(15.10)		to	(16.37)

12/31/2017	72,686	15.63	to	14.44	1,069,305	4.01	0.00	to	1.50	(2.12)		to	(3.57)

12/31/2016	168,362	15.97	to	14.97	2,521,360	1.86	0.00	to	1.50	21.65		to	19.86

12/31/2015	83,864	13.12	to	12.49	1,037,938	1.53	0.00	to	1.50	1.52		to	0.02
ProFund VP U.S. Government Plus

12/31/2019	229,830	20.65	to	17.23	4,294,581	0.83	0.00	to	1.50	18.22		to	16.47

12/31/2018	203,154	17.46	to	14.80	3,231,995	0.94	0.00	to	1.50	(5.42)		to	(6.83)

12/31/2017	216,837	18.46	to	15.88	3,673,437	0.43	0.00	to	1.50	9.49		to	7.87

12/31/2016	394,826	16.86	to	14.72	6,160,130	-	0.00	to	1.50	(0.31)		to	(1.78)

12/31/2015	256,958	16.92	to	14.99	4,052,870	-	0.00	to	1.50	(5.64)		to	(7.04)
ProFund VP UltraNASDAQ-100

12/31/2019	487,770	75.65	to	68.89	35,807,599	-	-	to	1.50	79.13		to	77.01

12/31/2018	561,767	42.13	to	38.92	23,124,940	-	0.30	to	1.50	(9.90)		to	(10.98)

12/31/2017	536,454	46.76	to	43.72	24,476,044	-	0.30	to	1.50	67.83		to	65.85

12/31/2016	445,062	27.86	to	26.36	12,124,081	-	0.30	to	1.50	8.30		to	7.02

12/31/2015	617,642	25.73	to	24.63	15,594,241	-	0.30	to	1.50	13.26		to	11.92
ProFund VP UltraSmall-Cap

12/31/2019	285,041	28.49	to	27.65	7,932,380	-	0.00	to	1.50	47.33		to	45.15

12/31/2018	318,256	19.34	to	19.05	5,975,141	-	0.00	to	1.50	(26.95)		to	(28.04)

12/31/2017	334,026	26.47	to	26.47	8,487,733	-	0.00	to	1.50	25.20		to	23.35

12/31/2016	374,082	21.14	to	21.46	7,577,278	-	0.00	to	1.50	39.59		to	37.53

12/31/2015	395,475	15.15	to	15.60	5,703,293	-	0.00	to	1.50	(12.97)		to	(14.26)
ProFund VP Utilities

12/31/2019	291,707	22.36	to	18.10	6,306,424	1.55	0.00	to	1.50	22.88		to	21.06

12/31/2018	268,154	18.20	to	14.95	4,679,004	1.99	0.00	to	1.50	2.89		to	1.36

12/31/2017	258,882	17.69	to	14.75	4,365,893	2.03	0.00	to	1.50	10.64		to	9.01

12/31/2016	397,813	15.99	to	13.53	6,006,825	1.62	0.00	to	1.50	15.07		to	13.38

12/31/2015	247,102	13.89	to	11.93	3,258,508	2.08	0.00	to	1.50	(6.40)		to	(7.79)
TA Aegon High Yield Bond Initial Class

12/31/2019	827,671	23.42	to	19.22	18,060,264	6.30	0.00	to	1.50	14.21		to	12.53

12/31/2018	814,479	20.51	to	17.08	16,374,808	6.03	0.00	to	1.50	(2.35)		to	(3.80)

12/31/2017	908,539	21.00	to	17.76	19,145,546	5.93	0.00	to	1.50	7.44		to	5.86

12/31/2016	922,333	19.55	to	16.77	18,909,800	5.86	0.00	to	1.50	15.34		to	13.64

12/31/2015	744,419	16.95	to	14.76	14,024,320	5.88	0.00	to	1.50	(4.22)		to	(5.64)

33

Transamerica Premier Life Insurance Company

WRL Series Life Account

Notes to Financial Statements

December 31, 2019

5. Financial Highlights (continued)

	At December 31					For the Year Ended December 31
Subaccount	Units	Unit Fair Value Corresponding to Lowest to Highest Expense Ratio			Net Assets	Investment Income Ratio*	Expense Ratio** Lowest to Highest			Total Return*** Corresponding to Lowest to Highest Expense Ratio

TA Aegon U.S. Government Securities Initial Class

12/31/2019	450,314	$15.93	to	$12.36	$6,373,858	1.89%	0.00%	to	1.50%	6.60%	to	5.03%

12/31/2018	477,016	14.95	to	11.77	6,445,842	2.91	0.00	to	1.50	0.26	to	(1.23)

12/31/2017	622,834	14.91	to	11.92	8,651,009	3.74	0.00	to	1.50	2.66	to	1.14

12/31/2016	582,207	14.52	to	11.78	8,268,214	0.66	0.00	to	1.50	0.30	to	(1.18)

12/31/2015	610,031	14.48	to	11.92	8,753,320	2.12	0.00	to	1.50	0.10	to	(1.38)
TA Barrow Hanley Dividend Focused Initial Class

12/31/2019	2,125,815	21.38	to	18.94	68,676,965	2.40	0.00	to	1.50	23.91	to	22.08

12/31/2018	2,314,329	17.25	to	15.51	62,532,917	2.14	0.00	to	1.50	(11.50)	to	(12.82)

12/31/2017	2,270,293	19.49	to	17.79	74,360,907	2.32	0.00	to	1.50	16.43	to	14.71

12/31/2016	2,280,104	16.74	to	15.51	68,871,227	2.12	0.00	to	1.50	14.91	to	13.22

12/31/2015	2,357,254	14.57	to	13.70	66,699,906	1.85	0.00	to	1.50	(3.59)	to	(5.02)
TA BlackRock Global Allocation Initial Class

12/31/2019	394,579	15.19	to	13.68	5,779,374	1.91	-	to	1.50	17.85	to	16.46

12/31/2018	437,770	12.86	to	11.75	5,454,596	2.20	0.30	to	1.50	(7.68)	to	(8.78)

12/31/2017	468,871	13.93	to	12.88	6,348,837	2.00	0.30	to	1.50	13.41	to	12.07

12/31/2016	497,686	12.28	to	11.49	5,948,994	0.98	0.30	to	1.50	4.62	to	3.39

12/31/2015	541,955	11.74	to	11.11	6,219,680	2.95	0.30	to	1.50	(1.29)	to	(2.46)
TA BlackRock Global Real Estate Securities Initial Class

12/31/2019	1,629,517	15.64	to	15.18	41,010,845	0.90	0.00	to	1.50	25.19	to	23.34

12/31/2018	1,649,559	12.49	to	12.31	35,023,934	8.62	0.00	to	1.50	(10.09)	to	(11.43)

12/31/2017	1,719,191	13.89	to	13.90	43,179,257	3.64	0.00	to	1.50	11.32	to	9.68

12/31/2016	1,748,145	12.48	to	12.67	43,864,350	1.75	0.00	to	1.50	0.62	to	(0.86)

12/31/2015	1,731,597	12.40	to	12.78	48,016,426	4.40	0.00	to	1.50	(0.60)	to	(2.07)
TA BlackRock Government Money Market Initial Class

12/31/2019	2,233,056	11.27	to	8.85	30,217,624	1.96	0.00	to	1.50	1.97	to	0.47

12/31/2018	2,582,234	11.05	to	8.81	36,454,670	1.82	0.00	to	1.50	1.81	to	0.29

12/31/2017	2,103,005	10.86	to	8.78	28,500,890	0.01	0.00	to	1.50	0.01	to	(1.47)

12/31/2016	2,421,818	10.86	to	8.91	35,815,432	0.01	0.00	to	1.50	0.01	to	(1.47)

12/31/2015	2,289,766	10.86	to	9.04	36,829,733	0.01	0.00	to	1.50	0.01	to	(1.47)
TA BlackRock iShares Edge 40 Initial Class

12/31/2019	165,466	16.73	to	12.74	2,874,315	2.23	0.00	to	1.50	15.31	to	13.60

12/31/2018	170,782	14.51	to	11.21	2,620,516	1.91	0.00	to	1.50	(4.14)	to	(5.56)

12/31/2017	182,008	15.13	to	11.87	3,013,996	1.75	0.00	to	1.50	9.74	to	8.13

12/31/2016	197,400	13.79	to	10.98	3,092,227	1.47	0.00	to	1.50	2.22	to	0.72

12/31/2015	203,856	13.49	to	10.90	3,288,538	1.24	0.00	to	1.50	(0.08)	to	(1.55)
TA BlackRock Tactical Allocation Initial Class

12/31/2019	1,596,129	16.79	to	14.90	25,483,831	4.10	0.00	to	1.50	17.43	to	15.69

12/31/2018	1,759,314	14.30	to	12.88	24,034,351	2.02	0.00	to	1.50	(4.21)	to	(5.64)

12/31/2017	1,908,492	14.93	to	13.65	27,366,726	2.69	0.00	to	1.50	12.02	to	10.37

12/31/2016	2,075,714	13.33	to	12.36	26,720,762	3.90	0.00	to	1.50	5.16	to	3.61

12/31/2015	2,204,740	12.67	to	11.93	27,165,866	2.87	-	to	1.50	0.06	to	(1.42)
TA Greystone International Growth Initial Class

12/31/2019	2,140,122	15.75	to	14.62	36,425,138	1.62	0.00	to	1.50	27.68	to	25.80

12/31/2018	2,293,934	12.34	to	11.62	31,067,991	1.21	0.00	to	1.50	(17.70)	to	(18.93)

12/31/2017	2,582,105	14.99	to	14.34	43,373,061	1.39	0.00	to	1.50	27.24	to	25.37

12/31/2016	2,430,919	11.78	to	11.43	33,839,961	1.51	0.00	to	1.50	0.08	to	(1.40)

12/31/2015	2,506,005	11.77	to	11.60	37,962,670	1.68	0.00	to	1.50	0.08	to	(1.40)
TA Janus Balanced Initial Class

12/31/2019	702,584	20.85	to	17.83	13,105,025	1.59	0.00	to	1.50	22.08	to	20.28

12/31/2018	683,989	17.08	to	14.82	10,568,133	1.65	0.00	to	1.50	0.22	to	(1.27)

12/31/2017	724,892	17.04	to	15.01	11,305,225	1.58	0.00	to	1.50	17.05	to	15.32

12/31/2016	715,770	14.56	to	13.02	9,685,373	1.22	0.00	to	1.50	4.33	to	2.79

12/31/2015	759,586	13.95	to	12.67	9,971,177	0.91	0.00	to	1.50	0.34	to	(1.14)

34

Transamerica Premier Life Insurance Company

WRL Series Life Account

Notes to Financial Statements

December 31, 2019

5. Financial Highlights (continued)

	At December 31					For the Year Ended December 31
Subaccount	Units	Unit Fair Value Corresponding to Lowest to Highest Expense Ratio			Net Assets	Investment Income Ratio*	Expense Ratio** Lowest to Highest			Total Return*** Corresponding to Lowest to Highest Expense Ratio

TA Janus Mid-Cap Growth Initial Class

12/31/2019	8,475,626	$33.81	to	$25.72	$395,731,444	0.07%	0.00%	to	1.50%	36.71%	to	34.69%

12/31/2018	8,971,980	24.73	to	19.09	312,172,498	0.06	0.00	to	1.50	(1.22)	to	(2.69)

12/31/2017	9,183,297	25.03	to	19.62	337,913,344	0.10	0.00	to	1.50	29.01	to	27.11

12/31/2016	9,076,020	19.40	to	15.44	282,519,239	-	0.00	to	1.50	(2.04)	to	(3.49)

12/31/2015	8,691,872	19.81	to	15.99	317,339,375	-	0.00	to	1.50	(5.03)	to	(6.44)
TA JPMorgan Asset Allocation - Conservative Initial Class

12/31/2019	1,349,901	18.23	to	14.86	24,659,624	2.56	0.00	to	1.50	13.90	to	12.22

12/31/2018	1,411,802	16.00	to	13.24	23,252,229	1.90	0.00	to	1.50	(3.98)	to	(5.41)

12/31/2017	1,808,077	16.66	to	14.00	33,444,895	2.07	0.00	to	1.50	12.81	to	11.15

12/31/2016	1,828,993	14.77	to	12.59	31,056,638	2.03	0.00	to	1.50	4.62	to	3.08

12/31/2015	1,928,238	14.12	to	12.22	32,182,847	2.24	0.00	to	1.50	(1.96)	to	(3.41)
TA JPMorgan Asset Allocation - Growth Initial Class

12/31/2019	14,617,957	20.58	to	17.71	313,982,504	1.72	0.00	to	1.50	26.05	to	24.19

12/31/2018	14,820,361	16.33	to	14.26	263,807,775	1.88	0.00	to	1.50	(10.39)	to	(11.73)

12/31/2017	14,903,405	18.22	to	16.16	312,891,018	1.45	0.00	to	1.50	24.63	to	22.80

12/31/2016	14,967,195	14.62	to	13.16	264,735,115	2.18	0.00	to	1.50	6.08	to	4.51

12/31/2015	15,502,585	13.78	to	12.59	269,244,867	1.64	0.00	to	1.50	(1.93)	to	(3.38)
TA JPMorgan Asset Allocation - Moderate Initial Class

12/31/2019	3,883,875	19.58	to	16.02	73,482,650	2.18	0.00	to	1.50	16.42	to	14.70

12/31/2018	3,932,159	16.82	to	13.96	67,106,795	1.74	0.00	to	1.50	(5.13)	to	(6.54)

12/31/2017	3,956,767	17.73	to	14.94	76,977,415	1.86	0.00	to	1.50	16.47	to	14.75

12/31/2016	4,086,087	15.22	to	13.02	71,525,376	2.20	0.00	to	1.50	5.56	to	4.01

12/31/2015	4,313,192	14.42	to	12.52	73,628,323	2.01	0.00	to	1.50	(2.23)	to	(3.67)
TA JPMorgan Asset Allocation - Moderate Growth Initial Class

12/31/2019	15,058,363	20.03	to	16.88	299,769,826	2.18	0.00	to	1.50	20.01	to	18.24

12/31/2018	15,195,604	16.69	to	14.28	265,001,910	1.87	0.00	to	1.50	(7.07)	to	(8.45)

12/31/2017	15,118,264	17.96	to	15.60	304,126,820	1.72	0.00	to	1.50	19.77	to	18.01

12/31/2016	15,259,736	15.00	to	13.22	269,751,359	2.03	0.00	to	1.50	6.55	to	4.98

12/31/2015	15,834,085	14.08	to	12.59	272,495,299	2.19	0.00	to	1.50	(2.23)	to	(3.68)
TA JPMorgan Core Bond Initial Class

12/31/2019	1,399,936	18.25	to	14.00	34,000,646	2.59	0.00	to	1.50	8.53	to	6.92

12/31/2018	1,461,988	16.82	to	13.09	34,423,020	3.26	0.00	to	1.50	0.08	to	(1.41)

12/31/2017	1,388,407	16.81	to	13.28	35,983,696	2.91	0.00	to	1.50	3.66	to	2.14

12/31/2016	1,437,967	16.21	to	13.00	40,055,708	2.17	0.00	to	1.50	2.39	to	0.88

12/31/2015	1,234,740	15.83	to	12.89	37,344,012	2.00	0.00	to	1.50	0.61	to	(0.87)
TA JPMorgan Enhanced Index Initial Class

12/31/2019	352,818	29.79	to	27.00	10,944,909	1.18	0.00	to	1.50	31.03	to	29.10

12/31/2018	355,833	22.73	to	20.91	8,703,767	1.05	0.00	to	1.50	(6.01)	to	(7.41)

12/31/2017	375,201	24.19	to	22.59	10,203,033	0.59	0.00	to	1.50	21.15	to	19.37

12/31/2016	351,180	19.96	to	18.92	8,082,798	0.40	0.00	to	1.50	11.35	to	9.71

12/31/2015	402,793	17.93	to	17.25	8,472,411	0.94	0.00	to	1.50	(0.07)	to	(1.55)
TA JPMorgan International Moderate Growth Initial Class

12/31/2019	819,530	15.47	to	12.67	11,283,934	2.33	0.00	to	1.50	17.77	to	16.03

12/31/2018	867,382	13.13	to	10.92	10,202,855	2.37	0.00	to	1.50	(11.58)	to	(12.90)

12/31/2017	946,821	14.85	to	12.54	12,670,600	1.83	0.00	to	1.50	21.78	to	19.99

12/31/2016	979,021	12.20	to	10.45	10,835,853	2.10	0.00	to	1.50	1.22	to	(0.27)

12/31/2015	1,011,083	12.05	to	10.48	11,146,400	1.96	0.00	to	1.50	(1.64)	to	(3.09)
TA JPMorgan Mid Cap Value Initial Class

12/31/2019	187,027	24.72	to	43.66	6,646,187	1.39	0.00	to	0.90	25.83	to	25.08

12/31/2018	203,109	19.60	to	34.91	5,759,797	0.86	0.30	to	0.90	(12.07)	to	(12.60)

12/31/2017	218,249	22.29	to	39.94	7,157,522	0.78	0.30	to	0.90	13.14	to	12.46

12/31/2016	236,161	19.70	to	35.51	7,277,280	2.08	0.30	to	0.90	14.25	to	13.57

12/31/2015	252,964	17.24	to	31.27	7,312,430	0.87	0.30	to	0.90	(3.03)	to	(3.60)

35

Transamerica Premier Life Insurance Company

WRL Series Life Account

Notes to Financial Statements

December 31, 2019

5. Financial Highlights (continued)

	At December 31					For the Year Ended December 31
Subaccount	Units	Unit Fair Value Corresponding to Lowest to Highest Expense Ratio			Net Assets	Investment Income Ratio*	Expense Ratio** Lowest to Highest			Total Return*** Corresponding to Lowest to Highest Expense Ratio

TA JPMorgan Tactical Allocation Initial Class

12/31/2019	1,953,351	$15.54	to	$12.30	$41,541,857	2.36%	0.00%	to	1.50%	12.18%	to	10.52%

12/31/2018	2,173,742	13.86	to	11.13	42,293,856	2.23	0.00	to	1.50	(2.94)	to	(4.38)

12/31/2017	2,044,825	14.27	to	11.64	43,708,710	1.84	0.00	to	1.50	8.75	to	7.15

12/31/2016	1,962,394	13.13	to	10.86	43,892,286	1.35	0.00	to	1.50	4.46	to	2.92

12/31/2015	2,083,125	12.57	to	10.55	49,165,930	1.26	0.00	to	1.50	(0.11)	to	(1.58)
TA Managed Risk - Balanced ETF Initial Class

12/31/2019	185,551	17.91	to	15.98	2,996,129	2.53	0.00	to	1.50	15.92	to	14.21

12/31/2018	116,146	15.45	to	13.99	1,631,149	1.77	0.00	to	1.50	(4.33)	to	(5.75)

12/31/2017	134,365	16.15	to	14.85	1,980,672	1.81	0.00	to	1.50	13.72	to	12.04

12/31/2016	110,976	14.20	to	13.25	1,460,057	1.89	0.00	to	1.50	3.94	to	2.41

12/31/2015	103,015	13.66	to	12.94	1,313,571	1.38	0.00	to	1.50	(1.50)	to	(2.95)
TA Managed Risk - Growth ETF Initial Class

12/31/2019	234,232	18.91	to	17.25	4,042,956	2.10	0.00	to	1.50	19.74	to	17.97

12/31/2018	219,770	15.79	to	14.62	3,189,192	1.81	0.00	to	1.50	(6.99)	to	(8.37)

12/31/2017	224,120	16.98	to	15.96	3,522,359	1.89	0.00	to	1.50	18.78	to	17.03

12/31/2016	267,686	14.30	to	13.63	3,564,335	1.92	0.00	to	1.50	4.97	to	3.42

12/31/2015	360,027	13.62	to	13.18	4,601,357	1.64	0.00	to	1.50	(3.17)	to	(4.60)
TA Morgan Stanley Capital Growth Initial Class

12/31/2019	2,574,775	38.92	to	35.25	106,517,393	-	0.00	to	1.50	23.74	to	21.91

12/31/2018	1,912,902	31.45	to	28.92	65,480,293	-	0.00	to	1.50	6.68	to	5.10

12/31/2017	1,921,519	29.48	to	27.52	63,401,145	-	0.00	to	1.50	43.59	to	41.48

12/31/2016	1,695,157	20.53	to	19.45	42,402,687	-	0.00	to	1.50	(2.26)	to	(3.70)

12/31/2015	1,796,549	21.01	to	20.20	51,149,612	-	0.00	to	1.50	11.79	to	10.14
TA Multi-Managed Balanced Initial Class

12/31/2019	4,222,210	27.15	to	22.24	125,581,396	1.64	0.00	to	1.50	21.77	to	19.97

12/31/2018	4,476,533	22.30	to	18.54	111,103,271	1.42	0.00	to	1.50	(3.66)	to	(5.09)

12/31/2017	4,746,359	23.14	to	19.54	124,785,035	0.85	0.00	to	1.50	14.14	to	12.45

12/31/2016	4,932,676	20.28	to	17.37	117,567,654	0.96	0.00	to	1.50	7.87	to	6.28

12/31/2015	5,184,106	18.80	to	16.34	117,750,424	1.37	0.00	to	1.50	0.21	to	(1.27)
TA PIMCO Tactical - Balanced Initial Class

12/31/2019	402,997	17.00	to	14.51	6,138,969	0.42	0.00	to	1.50	19.90	to	18.13

12/31/2018	439,725	14.18	to	12.28	5,644,298	3.46	0.00	to	1.50	(6.75)	to	(8.13)

12/31/2017	474,705	15.21	to	13.37	6,615,284	0.53	0.00	to	1.50	12.42	to	10.76

12/31/2016	510,821	13.53	to	12.07	6,408,762	0.51	0.00	to	1.50	5.65	to	4.09

12/31/2015	546,907	12.80	to	11.59	6,578,349	-	0.00	to	1.50	(2.27)	to	(3.72)
TA PIMCO Tactical - Conservative Initial Class

12/31/2019	743,974	16.04	to	13.69	10,552,121	0.35	0.00	to	1.50	17.86	to	16.12

12/31/2018	777,894	13.61	to	11.79	9,513,930	3.53	0.00	to	1.50	(4.92)	to	(6.33)

12/31/2017	745,711	14.32	to	12.59	9,721,335	1.48	0.00	to	1.50	10.70	to	9.07

12/31/2016	776,246	12.93	to	11.54	9,288,937	0.59	0.00	to	1.50	5.22	to	3.67

12/31/2015	830,914	12.29	to	11.13	9,582,563	0.39	0.00	to	1.50	(1.77)	to	(3.22)
TA PIMCO Tactical - Growth Initial Class

12/31/2019	853,922	16.94	to	14.45	12,581,043	-	0.00	to	1.50	21.97	to	20.17

12/31/2018	916,901	13.88	to	12.02	11,257,710	3.25	0.00	to	1.50	(7.49)	to	(8.87)

12/31/2017	970,002	15.01	to	13.19	13,146,326	0.61	0.00	to	1.50	15.13	to	13.44

12/31/2016	1,008,345	13.04	to	11.63	12,091,793	-	0.00	to	1.50	5.09	to	3.54

12/31/2015	1,065,236	12.41	to	11.23	12,341,887	-	0.00	to	1.50	(3.16)	to	(4.60)
TA PIMCO Total Return Initial Class

12/31/2019	1,309,198	18.02	to	13.99	20,996,230	2.34	0.00	to	1.50	8.41	to	6.81

12/31/2018	1,379,415	16.63	to	13.09	21,095,608	2.52	0.00	to	1.50	(0.65)	to	(2.13)

12/31/2017	1,518,101	16.74	to	13.38	24,393,778	-	0.00	to	1.50	4.88	to	3.34

12/31/2016	1,462,201	15.96	to	12.95	23,475,769	2.34	0.00	to	1.50	2.71	to	1.20

12/31/2015	1,418,569	15.53	to	12.79	22,905,154	2.83	0.00	to	1.50	0.69	to	(0.80)

36

Transamerica Premier Life Insurance Company

WRL Series Life Account

Notes to Financial Statements

December 31, 2019

5. Financial Highlights (continued)

	At December 31					For the Year Ended December 31
Subaccount	Units	Unit Fair Value Corresponding to Lowest to Highest Expense Ratio			Net Assets	Investment Income Ratio*	Expense Ratio** Lowest to Highest			Total Return*** Corresponding to Lowest to Highest Expense Ratio

TA QS Investors Active Asset Allocation - Conservative Initial Class

12/31/2019	324,549	$14.70	to	$12.73	$4,430,550	2.27%	0.00%	to	1.50%	11.47%	to	9.82%

12/31/2018	337,448	13.19	to	11.59	4,151,993	1.93	0.00	to	1.50	(2.61)	to	(4.05)

12/31/2017	329,104	13.54	to	12.08	4,174,813	1.95	0.00	to	1.50	11.92	to	10.27

12/31/2016	365,468	12.10	to	10.96	4,166,203	1.48	0.00	to	1.50	2.87	to	1.36

12/31/2015	382,954	11.76	to	10.81	4,268,573	1.09	0.00	to	1.50	(2.13)	to	(3.58)
TA QS Investors Active Asset Allocation - Moderate Initial Class

12/31/2019	180,588	14.51	to	13.05	2,517,994	2.10	-	to	1.50	11.10	to	9.79

12/31/2018	181,696	13.03	to	11.89	2,282,530	1.75	0.30	to	1.50	(4.27)	to	(5.40)

12/31/2017	184,491	13.61	to	12.57	2,429,683	1.71	0.30	to	1.50	15.36	to	14.00

12/31/2016	219,017	11.79	to	11.03	2,512,939	1.46	0.30	to	1.50	2.13	to	0.92

12/31/2015	235,947	11.55	to	10.93	2,659,690	1.11	0.30	to	1.50	(4.34)	to	(5.47)
TA QS Investors Active Asset Allocation - Moderate Growth Initial Class

12/31/2019	1,882,826	16.17	to	13.36	27,046,353	1.94	0.00	to	1.50	11.59	to	9.94

12/31/2018	2,030,239	14.49	to	12.15	26,218,151	1.56	0.00	to	1.50	(5.67)	to	(7.07)

12/31/2017	2,197,545	15.36	to	13.08	30,221,332	1.53	0.00	to	1.50	20.55	to	18.78

12/31/2016	2,356,485	12.75	to	11.01	27,030,879	1.32	0.00	to	1.50	2.32	to	0.81

12/31/2015	2,613,777	12.46	to	10.92	29,499,304	1.18	0.00	to	1.50	(6.38)	to	(7.76)
TA Small/Mid Cap Value Initial Class

12/31/2019	3,983,695	35.31	to	23.30	128,821,916	0.97	0.00	to	1.50	25.28	to	23.43

12/31/2018	4,150,157	28.19	to	18.88	113,071,433	0.90	0.00	to	1.50	(11.46)	to	(12.77)

12/31/2017	4,237,645	31.83	to	21.64	139,162,267	1.13	0.00	to	1.50	15.55	to	13.85

12/31/2016	4,252,175	27.55	to	19.01	130,924,094	0.80	0.00	to	1.50	21.13	to	19.34

12/31/2015	4,116,437	22.74	to	15.93	114,210,807	1.01	0.00	to	1.50	(2.51)	to	(3.95)
TA T. Rowe Price Small Cap Initial Class

12/31/2019	1,661,544	41.15	to	33.53	59,806,465	-	0.00	to	1.50	32.77	to	30.81

12/31/2018	1,673,978	30.99	to	25.63	47,121,727	-	0.00	to	1.50	(7.08)	to	(8.46)

12/31/2017	1,827,193	33.35	to	28.00	57,593,105	-	0.00	to	1.50	22.39	to	20.59

12/31/2016	1,842,107	27.25	to	23.22	50,509,301	-	0.00	to	1.50	11.22	to	9.58

12/31/2015	1,688,075	24.50	to	21.19	43,938,629	-	0.00	to	1.50	2.43	to	0.92
TA WMC US Growth Initial Class

12/31/2019	30,981,983	31.08	to	26.71	1,246,807,757	0.13	0.00	to	1.50	40.05	to	37.98

12/31/2018	32,437,685	22.19	to	19.36	943,928,588	0.48	0.00	to	1.50	0.21	to	(1.28)

12/31/2017	34,286,966	22.15	to	19.61	1,009,620,361	0.42	0.00	to	1.50	29.20	to	27.29

12/31/2016	35,944,589	17.14	to	15.40	839,304,146	0.40	0.00	to	1.50	2.81	to	1.30

12/31/2015	38,121,323	16.67	to	15.21	884,496,470	0.73	0.00	to	1.50	6.85	to	5.27

(1)	See Footnote 1

*

These amounts represent the dividends, excluding distributions of capital gains, received by the subaccount from the Mutual Fund, net of management fees assessed by the fund manager, divided by the average net assets. These ratios exclude those expenses, such as mortality and expense charges, that are assessed against contract owner accounts either through reductions in the unit values or the redemption of units. The recognition of investment income by the subaccount is affected by the timing of the declaration of dividends by the Mutual Fund in which the subaccounts invest.

**

These amounts represent the annualized contract expenses of the subaccount, consisting primarily of mortality and expense charges, for each period indicated. These ratios include only those expenses that result in a direct reduction to unit values. Charges made directly to contract owner accounts through the redemption of units and expenses of the Mutual Fund have been excluded.

37

Transamerica Premier Life Insurance Company

WRL Series Life Account

Notes to Financial Statements

December 31, 2019

5. Financial Highlights (continued)

***

These amounts represent the total return for the periods indicated, including changes in the value of the Mutual Fund, and expenses assessed through the reduction of unit values. These ratios do not include any expenses assessed through the redemption of units. Investment options with a date notation indicate the effective date of that investment option in the variable account. The total return is calculated for each period indicated or from the effective date through the end of the reporting period. Total returns reflect a full twelve month period and total returns for subaccounts opened during the year have not been disclosed as they may not be indicative of a full year return. Expense ratios not in effect for the full twelve months are not reflected in the total return as they may not be indicative of a full year return.

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Transamerica Premier Life Insurance Company

WRL Series Life Account

Notes to Financial Statements

December 31, 2019

6. Administrative and Mortality and Expense Risk Charges

Under some forms of the contracts, a sales charge and premium taxes are deducted by TPLIC prior to allocation of policy owner payments to the subaccounts. Contingent surrender charges may also apply. Under all forms of the contracts, monthly charges against policy cash values are made to compensate TPLIC for costs of insurance provided. A daily charge equal to an annual rate from 0.00% and 1.50% of average daily net assets is assessed to compensate TPLIC for assumption of mortality and expense risks in connection with the issuance and administration of the contracts. This charge (not assessed at the individual contract level) effectively reduces the value of a unit outstanding during the year. Charges reflected above are those currently assessed and may be subject to change. Contract owners should see their actual policy and any related attachments to determine their specific charges.

7. Income Tax

Operations of the Separate Account form a part of TPLIC, which is taxed as a life insurance company under Subchapter L of the Internal Revenue Code of 1986, as amended (the Code). The operations of the Separate Account are accounted for separately from other operations of TPLIC for purposes of federal income taxation. The Separate Account is not separately taxable as a regulated investment company under Subchapter M of the Code and is not otherwise taxable as an entity separate from TPLIC. Under existing federal income tax laws, the income of the Separate Account is not taxable to TPLIC, as long as earnings are credited under the variable life contracts.

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Transamerica Premier Life Insurance Company

WRL Series Life Account

Notes to Financial Statements

December 31, 2019

8. Subsequent Events

The Separate Account has evaluated the financial statements for subsequent events through the date which the financial statements were issued. During this period, there were no subsequent events requiring recognition in the financial statements.

Events that are indicative of conditions that arose after the balance sheet date are disclosed, but do not result in an adjustment of the financial statements themselves. Since January 2020, the Coronavirus disease (COVID-19) pandemic and economic uncertainties have arisen which have impacted the Separate Account’s net assets. The extent to which the COVID-19 pandemic will continue to impact the net assets will depend on future developments, which are highly uncertain and cannot be estimated, including the scope and duration of the pandemic and actions taken by governmental authorities and other third parties in response to the pandemic.

9. Related Parties

Transamerica Capital, Inc. (TCI), a wholesaling broker-dealer, is an affiliated entity of TPLIC and an indirect wholly owned subsidiary of AEGON N.V. TCI distributes TPLIC’s products through broker-dealers and other financial intermediaries.

The subaccounts invest in the mutual funds listed in Footnote 1. These investments include funds managed by Transamerica Asset Management, Inc. (TAM). Transamerica Fund Services, Inc. (TFS) serves as a transfer agent to TAM, and AEGON USA Asset Management Holding, LLC (AAM) serves as a sub-advisor for certain funds managed by TAM. TAM, TFS and AAM are affiliated entities of TPLIC and indirect wholly owned subsidiaries of AEGON N.V. Funds managed by TAM are identified by their fund name, which includes reference to Aegon, Transamerica or both. The Separate Account pays management fees to the related funds as detailed in the fund prospectus.

No charges other than those disclosed in Footnote 6 are deducted for the service rendered by related parties.

Contract owners may transfer funds between available subaccount options within the Separate Account. These transfers are performed at unit value at the time of the transfer.

10. Subsequent Events (Unaudited)

Effective October 1, 2020, TPLIC merged into Transamerica Life Insurance Company (TLIC) and the Separate Account became a segregated investment account of TLIC, an indirect wholly owned subsidiary of AEGON N.V., a holding company organized under the laws of the Netherlands. There is no anticipated impact to the financial statements or contract holders.

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WRL FREEDOM SP PLUS®

FLEXIBLE PREMIUM VARIABLE LIFE INSURANCE POLICY

ISSUED BY

WESTERN RESERVE LIFE ASSURANCE CO. OF OHIO

201 HIGHLAND AVENUE

LARGO, FLORIDA 34640

(800)624-2975

(813)587-1800

This Prospectus describes WRL Freedom SP Plus®, a Flexible Premium Variable Life Insurance Policy (the “Policy”) offered by Western Reserve Life Assurance Co. of Ohio (“Western Reserve”). The Policy is designed to provide lifetime insurance protection as well as flexibility in connection with premium payments and death benefits. The minimum initial payment is generally $10,000 with a $5,000 minimum initial payment applicable to insureds less than age 20. Thereafter, a Policyowner may, subject to certain restrictions, make additional premium payments and increase or decrease the level of life insurance benefits payable under the Policy. This flexibility allows a Policyowner to provide for changing insurance needs under a single insurance policy.

The Policy provides for a death benefit payable at the insured’s death, and for a net surrender value that can be obtained by completely or partially surrendering the Policy. Net premiums are allocated according to the Policyowner’s directions among the sub-accounts of the WRL Series Life Account (“Series Account”) or to a fixed interest account (“Fixed Account”) or to a combination of both. The amount of the death benefit will never be less than the specified amount of the Policy so long as the Policy remains in force. Under certain circumstances, a higher amount of death benefit will be paid at the death of the insured. Western Reserve will pay to the beneficiary the death benefit minus any indebtedness under the Policy.

The Policy provides for a free-look period. The Policyowner may cancel the Policy within 10 days after the Policyowner receives it, or 10 days after Western Reserve malls or delivers a written notice of withdrawal right to the Policyowner or within 45 days after signing the application, whichever is latest.

The assets of each sub-account of the Series Account will be invested solely in a corresponding portfolio of WRL Series Fund, Inc. (the “Fund”). The Prospectuses for the Fund describes the investment objectives and the risks of investing in the portfolios of the Fund corresponding to the Sub-Accounts currently available under the Policy. The Policyowner bears the entire investment risk for all amounts allocated to the Series Account; there is no guaranteed minimum cash value.

Prior to May 1, 1991, Western Reserve offered certain variable life insurance policies known as “The Executive Equity Protector” and “WRL Freedom Plus” (the “Old Policies”), described in earlier versions of this Prospectus. The terms, provisions, and resulting benefits and values of the Old Policies may vary from those of the Policy described in this Prospectus, in that they have: no fixed account; no monthly administrative charge; different underwriting classifications; and different cost of insurance charges. The Executive Equity Protector also has a different contingent surrender charge and a different premium expense charge on additional premium payments. An owner of an Old Policy receiving this Prospectus should refer to the policy contract to determine its exact terms. Under the Old Policies, net premiums may be allocated and cash values may be transferred to the same sub-accounts of the Series Account as under the Policy.

It may not be to your advantage to replace existing insurance or supplement an existing flexible premium variable life insurance policy with a Policy described in this Prospectus.

Distributions from a Policy including policy loans, surrenders and cash withdrawals may have adverse tax consequences and, prior to age 59 1⁄2, may result in a penalty tax.

Please read this Prospectus and the Prospectuses for the Fund carefully and retain for future reference.

THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION, NOR HAS THE COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

Prospectus Dated May 1, 1994

TABLE OF CONTENTS (cont.)

The Policy is not available in all States.

THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFERING IN ANY JURISDICTION IN WHICH SUCH OFFERING MAY NOT BE LAWFULLY MADE. NO DEALER, SALESMAN, OR OTHER PERSON IS AUTHORIZED TO GIVE ANY INFORMATION OR MAKE ANY REPRESENTATIONS IN CONNECTION WITH THIS OFFERING OTHER THAN THOSE CONTAINED IN THIS PROSPECTUS, AND, IF GIVEN OR MADE, SUCH OTHER INFORMATION OR REPRESENTATIONS MUST BE NO RELIED UPON.

DEFINITIONS

Accounts — Allocation options including the Fixed Account and Sub-Accounts of the Series Account.

Attained Age — The issue Age plus the number of completed Policy years.

Anniversary — The same day and month as the Policy Date for each succeeding year the Policy remains in Force.

Beneficiary — The person or persons specified by the Owner as entitled to receive the death benefit proceeds under the Policy.

Cash Value — The sum of the values in each Sub-Account plus the Policy’s value in the Fixed Account.

Cash Withdrawal — The right of a Policyowner to receive, subject to Policy limitations, a portion of the Net Surrender Value.

Fixed Account — An allocation option other than the Series Account. Part of Western Reserve’s General Account.

Fund — WRL Series Fund, Inc., a registered management investment company in which the assets of the Series Account are invested.

General Account — The assets of Western Reserve other than those allocated to the Series Account or any other separate account.

In Force — Condition under which the coverage is active and the Insured’s life remains insured.

Initial Premium — The amount which must be paid before coverage begins.

Insured — The person upon whose life the Policy is issued.

Issue Age — Issue age refers to the age on the Insured’s birthday nearest the Policy Date.

Lapse — Termination of the Policy at the end of the grace period.

Loan Reserve — A part of the Fixed Account to which amounts are transferred from the Series Account as collateral for Policy loans.

Maturity Date — The date when coverage under the Policy will terminate if the insured is living and the Policy is in Force.

Monthly Anniversary or Monthiversary — The same date in each succeeding month as the Policy Date. For purposes of the Series Account, whenever the Monthly Anniversary falls on a date other than a Valuation Date, the Monthly Anniversary will be deemed to be the next Valuation Date.

Net Surrender Value — The amount payable upon surrender of the Policy equal to the Cash Value less indebtedness and less the then applicable surrender charge.

Net Premium — The portion of the premium available for allocation to either the Fixed Account or the Sub-Accounts of the Series Account equal to the premium paid by the Policyowner less any applicable premium expense charges.

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DEFINITIONS (Continued)

Office — The administrative office of Western Reserve whose mailing address is P. O. Box 5068, Clearwater, Florida 34618-5068.

Policy — The flexible premium variable life insurance policy offered by Western Reserve and described in this Prospectus.

Policy Date — The date set forth in the Policy when insurance coverage is effective and monthly deductions commence under the Policy. The Policy Date is used to determine Policy years and Policy Months. Policy Anniversaries are measured from the Policy Date.

Policy Month — A month beginning on the Monthly Anniversary.

Policyowner (“Owner”) — The person who owns the Policy.

Portfolio — A separate investment portfolio of the Fund.

Record Date — The date the Policy is recorded on the books of the Company as an in Force Policy.

Series Account — WRL Series Life Account, a separate investment account established by Western Reserve to receive and invest the net premiums allocated under the Policy.

Specified Amount — The minimum death benefit payable under the Policy as long as the Policy remains in Force. The death benefit proceeds will be reduced by any outstanding indebtedness and any due and unpaid charges.

Sub-Account — A sub-division of the Series Account. Each Sub-Account invests exclusively in the shares of a specified Portfolio of the Fund.

Surrender — The right of a Policyowner to voluntarily terminate the Policy and receive the entire Net Surrender Value.

Termination — Condition when the Insured’s life is no longer insured under the coverage provided.

Valuation Date — Each day on which the net asset value of the Fund is determined.

Valuation Period — The period between two successive Valuation Dates, commencing at the close of business of a Valuation Date and ending at the close of business of the next succeeding Valuation Date.

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INTRODUCTION

1.	What is the Difference Between the Policy and a Conventional Fixed Benefit Life Insurance Policy?

Like conventional fixed-benefit life insurance, as long as the Policy remains In Force, the Policy will provide for: (1) the payment of a minimum death benefit to a Beneficiary upon the Insured’s death; (2) the accumulation of Cash Value; and (3) surrender rights and Policy loan privileges.

The Policy differs from conventional fixed-benefit life insurance by allowing Policyowners to allocate net premiums to one or more Sub-Accounts of the Series Account, or to the Fixed Account, or to a combination of both. Each Sub-Account invests in a designated Portfolio of the Fund. The amount and/or duration of the life insurance coverage and the Cash Value of the Policy are not guaranteed and may increase or decrease depending upon the investment experience of the Series Account. Accordingly, the Policyowner bears the investment risk of any depreciation in value of the underlying assets of the Series Account but reaps the benefits of any appreciation in value. (See Allocation of Premiums and Cash Value - Allocation of Net Premiums, p. 28.)

Unlike conventional fixed benefit life Insurance, a Policyowner also has the flexibility, subject to certain restrictions (see Premiums - Premium Limitations, p. 26), to make additional premium payments and to adjust the death benefits payable under the Policy by increasing or decreasing the Specified Amount. Thus, unlike conventional fixed-benefit life insurance, the Policy does not require a Policyowner to adhere to a fixed premium schedule. The minimum Initial Premium is generally $10,000 ($5,000 in the case of Insureds less than age 20), except under certain circumstances. (See Payment and Allocation of Premiums - Partial Payment Procedure, p. 26.) Thereafter, the failure to make additional payments will not itself cause the Policy to lapse. Conversely, making additional premium payments will not guarantee that the Policy will remain in Force. Lapse will only occur when Net Surrender Value is insufficient to pay certain charges deducted on the Monthly Anniversary, and a grace period expires without sufficient additional premium payments by the Policyowner. (See Policy Lapse and Reinstatement - Lapse, p. 29.)

2.	What Death Benefit Options are Available under the Policy?

The Policy provides for the payment of benefits upon the death of the Insured. The Policy contains two death benefit options. Under Death Benefit Option A, the death benefit is the greater of the Specified Amount of the Policy or a specified percentage times the Cash Value of the Policy on the date of death of the Insurer. Under Death Benefit Option B, the death benefit is the greater of the Specified Amount of the Policy plus the Cash Value of the Policy on the date of death of the Insured or a specified percentage of Cash Value of the Policy on the date of death of the Insured. So long as the Policy remains in Force, the minimum death benefit payable under either option will be the current Specified Amount. These proceeds will be reduced by any outstanding indebtedness and any due and unpaid charges, and increased by any additional insurance benefits added by rider and any unearned loan Interest. Policyowners will be able to select from a range of Specified Amounts based on the size of their initial payment Under Western Reserve’s current rules, the minimum Specified Amount for a Policy at issue is the amount of Insurance which the $10,000 minimum initial payment ($5,000 in the case of Insureds less than age 20) will purchase based on the Insured’s age, sex, and rate class and certain guidelines set forth in the Internal Revenue Code. The maximum Specified Amount for a particular Initial Premium payment is generally the amount of insurance which would remain In Force for a 20-year period based on certain assumptions.

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Optional insurance benefits offered under the Policy include a children’s insurance rider; an other insured rider; an accidental death benefit rider; an option to increase specified amount rider; a disability waiver rider; a disability waiver and income rider; and a primary insured rider. (See Optional Cash Value Charges - Optional Insurance Benefits, p. 32.) The cost of these optional insurance benefits will be deducted from Cash Value as part of the monthly deduction. (See Charges and Deductions - Cash Value Charges, p. 31.)

Benefits under the Policy may be paid in a lump sum or under one of the settlement options set forth in the Policy. (See Payment of Policy Benefits - Settlement Options, p. 37.)

3.	How May the Amount of the Death Benefit and Cash Value Vary?

Under either death benefit option, as long as the Policy remains in Force, the death benefit will not be less than the current Specified Amount of the Policy. These proceeds will be reduced by any outstanding indebtedness and any due and unpaid charges. The death benefit may, however, exceed the Specified Amount under certain circumstances. The amount by which the death benefit exceeds the Specified Amount depends upon the option chosen and the Cash Value of the Policy. (See Policy Benefits - Death Benefit, p. 16.)

The Policy’s Cash Value in the Series Account will reflect the amount and frequency of premium payments, the investment experience of the chosen Sub-Accounts of the Series Account, any Cash Withdrawals, and any charges imposed in connection with the Policy. The entire investment risk for amounts allocated to the Series Account is borne by the Policyowner; Western Reserve does not guarantee a minimum Cash Value. (See Policy Benefits - Cash Value, p. 20.)

4.	What Flexibility Does a Policyowner Have to Adjust the Amount of the Death Benefit?

The Policyowner has significant flexibility to adjust the death benefit payable by increasing or decreasing the Specified Amount of the Policy. No increase in the Specified Amount may be requested during the first Policy year and no decrease may be requested during the first two Policy years. Any increase in the Specified Amount will require additional evidence of insurability satisfactory to Western Reserve (see Policy Benefits - Death Benefit, p. 16), and will result in additional charges. (See Cash Value Charges - Cost of insurance, p. 28.) Also, the Policyowner may change the death benefit option once each Policy year after the first Policy year. (See Death Benefit - Change in Death Benefit Option, p. 19.)

5.	How Long Will the Policy Remain in Force?

The Policy will lapse only when Net Surrender Value is insufficient to pay the monthly deduction (see Charges and Deductions - Cash Value Charges, p. 31), and a grace period expires without a sufficient payment by the Policyowner. The Policy, therefore, differs in two important respects from a conventional life insurance policy. First, the failure to make additional premium payments will not automatically cause the Policy to Lapse. Second, the Policy can Lapse even if additional premium payments have been made if Net Surrender Value is insufficient to pay certain monthly charges, and a grace period expires without a sufficient payment. Thus, the payment of premiums in any amount does not guarantee that the Policy will remain in Force until the Maturity Date. If the insured is alive

4

and the Policy is in Force on the Maturity Date, which is the Insured’s 95th birthday, the Policy will then terminate and no longer be in Force. The Net Surrender Value as of the Maturity Date will be paid to the Policyowner.

6.	How are Premiums Allocated?

The Policyowner determines in the application how premiums are to be allocated among the Sub-Accounts of the Series Account, each of which invests in shares of a designated Portfolio of the Fund, to the Fixed Account, or to a combination of both. The Policyowner may change the allocation for future premiums at any time by providing Western Reserve with written notification. Each Portfolio has a different investment objective. (See investments of the Series Account - WRL Series Fund, Inc., p. 21.)

The entire initial Premium payment is available for allocation among the Sub-Accounts of the Series Account. The portion of any additional premium payments available for allocation (“net premium”) equals the premium paid less the premium expense charges. (See Charges and Deductions - Sales Charge and Premium Tax Charge on Additional Premiums, p. 31.)

7.	Are Transfers Permitted Among the Accounts?

Yes. A Policyowner may transfer amounts among the Sub-Accounts of the Series Account or from the Sub-Accounts to the Fixed Account. Transfers may also be made from the Fixed Account to the Sub-Accounts subject to certain restrictions. (See the Fixed Account - Allocations and Withdrawals, p. 42.) Western Reserve reserves the right to impose a charge of $10 for each transfer following the first twelve transfers made during any Policy year. However, Western Reserve does not currently impose a charge for transfers, regardless of the number made. (See Allocation of Premiums and Cash Value - Transfers, p. 28.)

8.	Is there a “Free-Look” Period?

Yes, the Policy provides for a free-look period. The Policyowner may cancel the Policy within 10 days after the Policyowner receives it, or 10 days after Western Reserve mails or delivers a written notice of withdrawal right to the Policyowner, or within 45 days after signing the application, whichever is the latest. Certain states require a Free-Look period longer than 10 days, either for all Policyowners or for certain classes of Policyowners. In most states, Western Reserve will refund the value of the amounts allocated to the accounts plus any charges previously deducted. (See Policy Rights - Examination of Policy Privilege, p. 37.)

9.	May the Policy be Surrendered?

Yes, the Policyowner may totally surrender the Policy at any time and receive the Net Surrender Value of the Policy which equals the Policy’s Cash Value less indebtedness and less the then applicable surrender charge plus any unearned loan interest. (See Charges and Deductions - Contingent Surrender Charge, p. 30.) Subject to certain limitations, the Policyowner may also make Cash Withdrawals from the Policy at any time after the first Policy year and prior to the Maturity Date. (See Policy Rights - Surrender Privileges, p. 36.) A charge on Cash Withdrawals will be deducted equal to the lesser of $25.00 or 2% of the amount of each Cash Withdrawal. (See Optional Cash Value Charges - Cash Withdrawals, p. 33.) if Death Benefit Option A is in effect, Cash Withdrawals will reduce the Policy’s Specified Amount by the amount of the Cash Withdrawal.

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10.	What is the Loan Privilege?

After the first Policy Anniversary, a Policyowner may obtain a Policy loan in an amount which is not greater than 90% of the Cash Value, less any surrender charge and already outstanding Policy loan.

The interest rate on a loan is 7.4% payable annually in advance. The requested loan amount plus interest in advance will be transferred from the Series Account to the Loan Reserve and credited with guaranteed interest at a rate of 4% per year. Western Reserve may from time to time, and in its sole discretion, credit the Loan Reserve with additional interest at a rate higher than 4% per year. The Loan Reserve is currently being credited with a rate higher than 4% per year. The minimum loan amount is generally $500. (See Policy Rights - Loan Privileges, p. 34.) Upon repayment of a loan, amounts in the Loan Reserve in excess of the outstanding value of the loan are currently transferred to the accounts in the same manner as net premium allocations; however, Western Reserve may in the future require these amounts to be transferred to the Fixed Account. (See The Fixed Account, p. 41.)

A 10% additional income tax is imposed on the portion of any distribution from, or loan taken from, or secured by, such a Policy that is included in income except where the distribution or loan is made on or after the Owner attains age 59 1⁄2, is attributable to the Owner’s becoming disabled, or is part of a series of substantially equal periodic payments for the life (or life expectancy) of the Owner or the joint lives (or joint life expectancies) of the Owner and the Owner’s Beneficiary. (See Federal Tax Matters, p. 43.)

There are risks involved in taking a Policy loan, a few of which include the potential for a Policy to lapse if projected earnings, taking into account outstanding loans, are not achieved, as well as adverse tax consequences which occur if a Policy lapses with loans outstanding. (See Federal Tax Matters - Tax Treatment of Policy Benefits, p. 44.)

11.	What Charges are Assessed in Connection with the Policy?

The first two charges are charges on premiums. One is a charge that is a percent of the Initial Premium and is taken out of Cash Value only upon Surrender of a Policy during the first 10 Policy years. The other is a percent of any subsequent premium payments and is taken from those payments.

No amount will be deducted from the Initial Premium prior to allocation to the Sub-Account of the Series Account investing in the Money Market Portfolio. If a Policy is surrendered prior to the end of the tenth Policy year, a contingent surrender charge (including a contingent deferred sales charge) will be deducted from the Policy’s Cash Value equal to 9% of the Initial Premium in the first year and grading down to 0% over the first ten Policy years. The contingent surrender charge partially reimburses Western Reserve for premium taxes and other expenses associated with the issuance and distribution of the Policy. (See Charges and Deductions - Contingent Surrender Charge, p. 30.)

A charge of 8.5% will be deducted from any premium payments made after the Initial Premium payment. 6% is a sales charge to compensate Western Reserve for distribution expenses associated with the Policy. 2.5% is a premium tax charge to compensate Western Reserve for premium taxes associated with the Policy. (See Charges and Deductions - Sates Charge and Premium Tax Charge on Additional Premiums, p. 31.)

6

Western Reserve charges the Sub-Accounts of the Series Account for the mortality and expense risks Western Reserve assumes. The charge is made daily at an effective annual rate of .90% of the average daily net assets of each Sub-Account of the Series Account. (See Charges and Deductions - Charges Against the Series Account, p. 33.)

An investment advisory charge is imposed on each applicable Portfolio of the Fund at a current annual rate stated as a percentage of the aggregate average daily net assets of the Portfolio as follows:

Portfolio	Rate
Money Market	0.50%
Growth	0.80%
Bond	0.50%
Global	0.80%
Short-to-Intermediate Government	0.60%
Emerging Growth	0.80%
Equity-Income	0.80%
Balanced	0.80%
Utility	0.75%
Aggressive Growth	0.80%

(See investments of the Series Account - WRL Series Fund, Inc., p. 21.)

Cost of insurance charges and a $5.00 monthly administrative charge will be deducted monthly from the Cash Value of each Policy to compensate Western Reserve for the cost of insurance and the cost of administering the Policy. (See Charges and Deductions - Cash Value Charges, p. 31.)

Optional Cash Value charges will be deducted from the Policy as a result of Policyowner changes or elections made to the Policy. Optional Cash Value charges would include charges for: optional insurance benefits, certain Cash Value transfers, increases in the Specified Amount of the Policy and Cash Withdrawals. (See Charges and Deductions - Optional Cash Value Charges, p. 32.)

No charges are currently made from the Series Account for Federal or state income taxes. Should Western Reserve determine that such taxes may be imposed, the Company may make deductions from the Series Account to pay the taxes. (See Federal Tax Matters, p. 43.)

12.	May the Policyowner Make Additional Premium Payments?

Yes, additional premium payments may be made after the first Policy year. Under Western Reserve’s current rules, the minimum additional payment amount is $1,000. Western Reserve reserves the right to limit additional premium payments to once each Policy year. Certain charges will be deducted from each additional premium payment. (See Charges and Deductions - Sales Charge and Premium Tax Charge on Additional Premiums, p. 31.)

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13.	What are the Federal Income Tax Consequences of Purchasing a Policy?

At present, there is only limited guidance for determining whether a Policy meets the requirements prescribed by tax legislation for tax treatment as a life insurance contract under Section 7702 of the internal Revenue Code. With respect to a Policy that is issued on the basis of a rate class using non-smoker ultimate select, non-smoker select, smoker ultimate standard or smoker standard guaranteed rates, while there is some uncertainty due to the limited guidance on Section 7702, Western Reserve nonetheless believes that such a Policy should meat the Section 7702 definition of a life insurance contract. With respect to a Policy that is issued on a substandard rate class, there is even less guidance to determine whether such a Policy meets the Section 7702 definition of a life insurance contract. Thus, it is not clear whether or not such a Policy would satisfy Section 7702, particularly if the Policyowner pays the full amount of premiums permitted under the Policy. If it is subsequently determined that a Policy does not qualify as a life insurance contract, Western Reserve will take whatever steps are appropriate and reasonable to attempt to have such a Policy comply with Section 7702. For these reasons, Western Reserve reserves the right to modify the Policy as necessary to attempt to qualify it as a life insurance contract under Section 7702.

Assuming that a Policy qualifies as a life insurance contract for Federal income tax purposes, Western Reserve believes that the Death Benefit paid under the Policy generally should be fully excludable from the gross income of the Beneficiary for Federal income tax purposes. Moreover, the Owner should not be deemed in constructive receipt of Cash Values under a Policy until there. a distribution from the Policy.

For most policies, Policy loans, and loans secured by a Policy, surrenders, and maturity benefits will be treated first as distributions of taxable income to the extent of any gain and then as a return of the basis or investment in the Policy. In addition, prior to age 59 1⁄2 any distributions of gains generally will be subject to a 10% penalty tax. For further elaboration on the tax consequences of a Policy, see Federal Tax Matters, p. 43.

INVESTMENT EXPERIENCE INFORMATION

The information provided in this section shows the historical investment experience of the Fund and hypothetical illustrations of the Policy based on the historical investment experience of the Fund. It does not represent or project future investment performance.

The Series Account and the Fund commenced operations on October 2, 1988. The rates of return shown below depict the actual investment experience of each Portfolio of the Fund for the periods shown. The illustrations of death benefits. Cash Values and Net Surrender Values shown below depict these Policy features for a hypothetical Policy as if it had been purchased on January 1,1987 by an insured in the age and risk classes indicated, based on the historical investment experience of the Portfolio indicated since January 1,1987. The actual rate of return in each calendar year was assumed to be uniformly earned throughout that year.

Rates of Return

The rates of return shown below are based on the actual investment performance, after the deduction of investment management fees and direct Fund expenses, of the Portfolios of the Fund. The rates are average annual compounded rates of return for the periods ending on December 31, 1993. (See investments of the Series Account - WRL Series Fund, Inc., p. 21.)

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These rates of return figures do not reflect the annual charge against the assets of the Series Account of .90% for mortality and expense risks. These rates of return figures also do not reflect the charges deducted from premiums, monthly deductions from Cash Value, or surrender charges. (See Charges and Deductions - Sales Charge and Premium Tax Charge on Additional Premiums, p. 31; Contingent Surrender Charge, p. 30; and Cash Value Charges, p. 31.) Accordingly, these rates of return do not Illustrate how actual investment performance will affect benefits under the Policies. (See, however, Death Benefit, Cash Value and Net Surrender Value Illustrations, on p. 9.) Moreover, these rates of return are not an estimate, projection or guarantee of future performance.

Also shown are comparable figures for the unmanaged Standard and Poor’s Index of 500 Common Stocks, a widely used measure of stock market performance.

Average Annual Compounded Rates of Return

for the Periods Ended on December 31, 1993

Fund Portfolio	Inception*	5 Years	3 Years	1 Year
Growth	18.04%	20.06%	19.36%	3.97%
Bond	8.89%	11.88%	12.90%	13.38%
Money Market	5.13%	5.15%	3.57%	2.45%
Global	34.08%	N/A	N/A	35.05%
Short-to-intermediate Government	4.67%	N/A	N/A	4.58%
Standard & Poor’s Index of 500 Common Stocks	13.76%	14.50%	15.59%	10.07%

*	The Growth, Bond and Money Market Portfolios of the Fund commenced operations on October 2, 1986. The Global and Short-to-intermediate Government Portfolios commenced operations on December 3, 1992.

Because the Emerging Growth Portfolio and Equity-Income Portfolio commenced operations on March 1, 1993, and the Balanced Portfolio, Utility Portfolio and Aggressive Growth Portfolio had not yet commenced operations as of December 31, 1993, the above chart does not reflect rates of return for these Portfolios.

Additional information regarding the investment performance of the Portfolios of the Fund appears in the attached Fund Prospectuses.

Death Benefit, Cash Value and Net Surrender Value Illustrations

In order to demonstrate how the actual investment experience of the Portfolios will affect the Option A and Option B death benefits, the Policy Cash Value and Net Surrender Value, the following hypothetical Illustrations are based on the actual investment experience of each Portfolio as if the Policy had been available for sale and issued on January 1, 1987. The actual rate of return in each calendar year was assumed to be uniformly earned throughout that year. These illustrations do not represent what may happen in the future.

The Illustrations show Options A and B based on the payment of an Initial Premium of $10,000 at issue, and a Specified Amount of $31,000 for a male age 55. The Illustrations also assume that the

9

insured is placed in Western Reserve’s non-smoker Ultimate Select underwriting rate class. (See Cash Value Charges - Cost of Insurance, p. 31.) The illustrations also assume that the Policy’s entire Cash Value is allocated to the Sub-Account corresponding to the Portfolio shown.

The amounts shown for death benefits, Cash Values and Net Surrender Values take into account all charges and deductions from the Policy, the Series Account and the Fund (see Charges and Deduction - Sales Charge and Premium Tax Charge on Additional Premiums, p. 31, Charges Against the Series Account, p. 33, and investments of the Series Account - WRL Series Fund, inc., p. 219).

For each Portfolio of the Fund, one illustration is based on the guaranteed cost of insurance rates the other illustration is based on the current cost of insurance rates. These examples of Policy performance are for the specific age, sex, rate class, premium payment pattern and policy set forth above. The amount and timing of premium payments would affect individual Policy benefits as would any withdrawals or loans.

This Prospectus also contains illustrations based on assumed rates of return. See Appendix A, page 52.

The following examples show how the hypothetical net return of the Growth Portfolio of the Fund would have affected benefits for a Policy dated January 1, 1987. These examples assume that the net premiums and related Cash Values were in the Sub-Account for the entire period and that the values were determined on the first Valuation Date following January 1st of each year.

GROWTH PORTFOLIO

Male, Issue Age 55, $10,000 Initial Premium

($31,000 Specified Amount, Non-Smoker Ultimate Select Risk)

Based on Current Charges

Policy Anniversary on January	Death Benefit		Cash Value		Net Surrender Value
1 of	Option A	Option B	Option A	Option B	Option A	Option B
1988	$31,000	$41,844	$10,907	$10,844	$10,007	$9,944
1989*	31,000	43,252	12,403	12,252	11,603	11,452
1990*	31,000	48,823	18,171	17,823	17,371	17,023
1991*	31,000	48,010	17,481	17,010	16,781	16,310
1992*	37,093	57,709	27,681	26,709	26,981	26,009
1993*	36,305	57,728	27,927	26,728	27,427	26,228
1994*	36,413	57,989	28,448	26,989	28,048	26,589

*	Benefits and values include only premiums paid during previous Policy years, and do not include premiums to be paid at the beginning of the current Policy year.

10

GROWTH PORTFOLIO

Male, Issue Age 55, $10,000 Initial Premium

($31,000 Specified Amount, Non-Smoker Ultimate Select Risk)

Based on Guaranteed Charges

Policy Anniversary on January	Death Benefit		Cash Value		Net Surrender Value
1 of	Option A	Option B	Option A	Option B	Option A	Option B
1988	$31,000	$41,778	$10,864	$10,778	$9,964	$9,878
1989*	31,000	43,096	12,302	12,096	11,502	11,296
1990*	31,000	48,489	17,965	17,489	17,165	16,689
1991*	31,000	47,599	17,241	16,599	16,541	15,899
1992*	36,523	56,929	27,256	25,929	26,556	25,229
1993*	35,710	56,836	27,469	25,836	26,969	25,336
1994*	35,777	56,952	27,950	25,952	27,550	25,552

*	Benefits and values include only premiums paid during previous Policy years, and do not include premiums to be paid at the beginning of the current Policy year.

The following examples show how the hypothetical net return of the Bond Portfolio of the Fund would have affected benefits for a Policy dated January 1, 1987. These examples assume that net premiums and related Cash Values were in the Sub-Account for the entire period and that the values were determined on the first Valuation Date following January 1st of each year.

BOND PORTFOLIO

Male, Issue Age 55, $10,000 Initial Premium

($31,000 Specified Amount, Non-Smoker Ultimate Select Risk)

Based on Current Charges

Policy Anniversary on January	Death Benefit		Cash Value		Net Surrender Value
1 of	Option A	Option B	Option A	Option B	Option A	Option B
B
1988	$31,000	$40,265	$9,320	$9,265	$8,420	$8,365
1989*	31,000	40,557	9,676	9,557	8,876	8,757
1990*	31,000	41,663	10,874	10,663	10,074	9,863
1991*	31,000	42,006	11,315	11,006	10,615	10,306
1992*	31,000	43,425	12,892	12,425	12,192	11,725
1993*	31,000	43,958	13,587	12,958	13,087	12,458
1994*	31,000	44,996	14,844	13,996	14,444	13,596

*	Benefits and values include only premiums paid during previous Policy years, and do not include premiums to be paid at the beginning of the current Policy year.

11

BOND PORTFOLIO

Male, Issue Age 55, $10,000 Initial Premium

($31,000 Specified Amount, Non-Smoker Ultimate Select Risk)

Based on Guaranteed Charges

Policy Anniversary on January	Death Benefit		Cash Value		Net Surrender Value
1 of	Option A	Option B	Option A	Option B	Option A	Option B
1988	$31,000	$40,205	$9,278	$9,205	$8,378	$8,305
1989*	31,000	40,417	9,578	9,417	8,778	8,617
1990*	31,000	41,414	10,701	10,414	9,901	9,614
1991*	31,000	41,650	11,071	10,650	10,371	9,950
1992*	31,000	42,908	12,541	11,908	11,841	11,208
1993*	31,000	43,298	13,145	12,298	12,645	11,798
1994*	31,000	44,135	14,276	13,135	13,876	12,735

*	Benefits and values include only premiums paid during previous Policy years, and do not include premiums to be paid at the beginning of the current Policy year.

The following examples show how the hypothetical net return of the Money Market Portfolio of the Fund would have affected benefits for a Policy dated January 1,1987. These examples assume that net premiums and related Cash Values were in the Sub-Account for the entire period and that the values were determined on the first Valuation Date following January 1st of each year.

MONEY MARKET PORTFOLIO

Male, Issue Age 55, $10,000 Initial Premium

($31,000 Specified Amount, Non-Smoker Ultimate Select Risk)

Based on Current Charges

Policy Anniversary on January	Death Benefit		Cash Value		Net Surrender Value
1 of	Option A	Option B	Option A	Option B	Option A	Option B
1988	$31,000	$41,277	$10,337	$10,277	$9,437	$9,377
1989*	31,000	41,563	10,694	10,563	9,894	9,763
1990*	31,000	42,038	11,255	11,038	10,455	10,238
1991*	31,000	42,446	11,767	11,446	11,067	10,746
1992*	31,000	42,615	12,051	11,615	11,351	10,915
1993*	31,000	42,622	12,081	11,622	11,581	11,122
1994*	31,000	42,446	12,013	11,446	11,613	11,046

*	Benefits and values include only premiums paid during previous Policy years, and do not include premiums to be paid at the beginning of the current Policy year.

12

MONEY MARKET PORTFOLIO

Male, Issue Age 55, $10,000 Initial Premium

($31,000 Specified Amount, Non-Smoker Ultimate Select Risk)

Based on Guaranteed Charges

Policy Anniversary on January	Death Benefit		Cash Value		Net Surrender Value
1 of	Option A	Option B	Option A	Option B	Option A	Option B
1988	$31,000	$41,213	$10,294	$10,213	$9,394	$9,313
1989*	31,000	41,419	10,597	10,419	9,797	9,619
1990*	31,000	41,799	11,095	10,799	10,295	9,999
1991*	31,000	42,100	11,537	11,100	10,837	10,400
1992*	31,000	42,155	11,747	11,155	11,047	10,455
1993*	31,000	41,950	11,704	10,950	11,204	10,450
1994*	31,000	41,621	11,550	10,621	11,150	10,221

*	Benefits and values include only premiums paid during previous Policy year, and do not include premiums to be paid at the beginning of the current Policy year.

The following examples show how the hypothetical net return of the Global Portfolio of the Fund would have affected benefits for a Policy dated January 1, 1993, if the Global Portfolio had been offered through the Policy as of January 1, 1993. These examples assume that net premiums and related Cash Values were in the Sub-Account for the entire period and that the values were determined on the first Valuation Date following January 1st of each year.

GLOBAL PORTFOLIO

Male, issue Age 55, $10,000 Initial Premium

($31,000 Specified Amount, Non-Smoker Ultimate Select Risk)

Based on Current Charges

Policy Anniversary on January	Death Benefit		Cash Value		Net Surrender Value
1 of	Option A	Option B	Option A	Option B	Option A	Option B
1994	$31,000	$44,083	$13,160	$13,083	$12,260	$12,183

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GLOBAL PORTFOLIO

Male, Issue Age 55, $10,000 Initial Premium

($31,000 Specified Amount, Non-Smoker Ultimate Select Risk)

Based on Guaranteed Charges

Policy Anniversary on January	Death Benefit		Cash Value		Net Surrender Value
1 of	Option A	Option B	Option A	Option B	Option A	Option B
1994	$31,000	$44,010	$13,113	$13,010	$12,213	$12,110

The following examples show how the hypothetical net return of the Short-to-Intermediate Government Portfolio of the Fund would have affected benefits for a Policy dated January 1, 1993, if the Short-to-Intermediate Government Portfolio had been offered through the Policy as of January 1,1993 These examples assume that net premiums and related Cash Values were in the Sub-Account for the entire period and that the values were determined on the first Valuation Date following January 1st of each year.

SHORT-TO-INTERMEDIATE GOVERNMENT PORTFOLIO

Male, Issue Age 55, $10,000 Initial Premium

($31,000 Specified Amount, Non-Smoker Ultimate Select Risk)

Based on Current Charges

Policy Anniversary on January	Death Benefit		Cash Value		Net Surrender Value
1 of	Option A	Option B	Option A	Option B	Option A	Option B
1994	$31,000	$41,088	$10,148	$10,088	$9,248	$9,188

SHORT-TO-INTERMEDIATE GOVERNMENT PORTFOLIO

Male, Issue Age 55, $10,000 Initial Premium

($31,000 Specified Amount, Non-Smoker Ultimate Select Risk)

Based on Guaranteed Charges

Policy Anniversary on January	Death Benefit		Cash Value		Net Surrender Value
1 of	Option A	Option B	Option A	Option B	Option A	Option B
1994	$31,000	$41,025	$10,105	$10,025	$9,205	$9,125

Because the Emerging Growth and Equity-Income Portfolios commenced operations on March 1, 1993, and the Aggressive Growth, Balanced and Utility Portfolios commenced operations on March 1, 1994, there are no hypothetical Illustrations for these Portfolios.

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Other Performance Data

Western Reserve may compare the performance of each Sub-Account in advertising and sales literature to the performance of other variable life insurance policies in general or to the performance of particular types of variable life insurance policies investing in mutual funds, or investment series of mutual funds with investment objectives similar to each of the Sub-Accounts whose performance is reported by Lipper Analytical Services, Inc. (“Lipper”) and Morningstar, Inc. (“Morningstar”) or reported by other services, companies, individuals or other industry or financial publications of general interest such as Forbes, Money, The Wall Street Journal, Business Week, Barron’s, Changing Times and Fortune. Lipper and Morningstar are independent services which monitor and rank the performances of variable life insurance policies in each of the major categories of investment objectives on an industry-wide basis.

Lipper’s and Morningstar’s rankings include variable annuity contracts as well as variable life insurance policies. The performance analysis prepared by Lipper and Morningstar rank such contracts and policies on the basis of total return, assuming reinvestment of distributions, but does not take sales charges, redemption fees or certain expense deductions at the separate account level into consideration.

Western Reserve may also compare the performance of each Sub-Account in advertising and sales literature to the Standard & Poor’s Index of 500 Common Stocks, a widely used measure of stock market performance, or other widely recognized indices. Unmanaged indices may assume the reinvestment of dividends, but usually do not reflect any “deduction” for the expense of operating or managing an investment portfolio.

In addition, Western Reserve may, as appropriate, compare each Sub-Account’s performance to that of other types of investments such as certificates of deposit, savings accounts and U.S. Treasuries, or to certain interest rate and inflation indices, such as the Consumer Price Index, which is published by the U.S. Department of Labor and measures the average change in prices over time of a fixed “market basket” of certain specified goods and services. Similar comparisons of Sub-Account performance may also be made with appropriate indices measuring the performance of a defined group of securities widely recognized by investors as representing a particular segment of the securities markets. For example, Sub-Account performance may be compared with Donoghue Money Market Institutional Averages (money market rates), Lehman Brothers Corporate Bond Index (corporate bond interest rates) or Lehman Brothers Government Bond Index (long-term U.S. Government obligation interest rates).

WESTERN RESERVE AND THE SERIES ACCOUNT

Western Reserve Life Assurance Co. of Ohio

Western Reserve was originally incorporated under the laws of Ohio on October 1, 1957. Western Reserve is engaged in the business of writing life Insurance policies and annuity contracts. Western Reserve is admitted to do business in 49 states and the District of Columbia. The Office of Western Reserve is located in Largo, Florida; however, the mailing address is P.O. Box 5068, Clearwater, FL 34618-5068. Western Reserve is a wholly-owned subsidiary of First AUSA Life Insurance Company (“First AUSA”), a stock life Insurance company which is wholly-owned by AEGON USA, Inc. (“AEGON”). AEGON is a financial services holding company whose primary emphasis is on life and health insurance and annuity and investment products. AEGON is a wholly-owned indirect subsidiary of AEGON nv, a Netherlands corporation, which is a publicly traded international insurance group.

15

Published Ratings of Western Reserve. Western Reserve may from time to time publish in advertisements, sales literature and reports to Policyowners, the ratings and other information assigned to it by one or more independent rating organizations such as A.M. Best Company (“A.M. Best”), Moody’s investors Service, inc. (“Moody’s”), Standard & Poor’s insurance Rating Services, and Duff & Phelps. A.M. Best’s and Moody’s ratings reflect their current opinion of the relative financial strength and operating performance of an insurance company in comparison to the norms of the life/health insurance industry. Standard & Poor’s and Duff & Phelps provide ratings which measure the claims-paying ability of insurance companies. These ratings are opinions of an operating insurance company’s financial capacity to meet the obligations of its insurance policies in accordance with their terms. Claims-paying ability ratings do not refer to an insurer’s ability to meet non-policy obligations (i.e., debt/commercial paper).

The Series Account

WRL Series Life Account (“Series Account”) was established by Western Reserve as a separate account on July 16, 1985. The Series Account meets the definition of a “separate account” under the Federal securities laws. The Series Account will receive and invest the net premiums paid under this Policy and other flexible premium variable life insurance policies issued by Western Reserve.

Although the assets of the Series Account are the property of Western Reserve, the Code of Ohio, under which the Series Account was established, provides that the assets in the Series Account attributable to the Policies are not chargeable with liabilities arising out of any other business which Western Reserve may conduct. The assets of the Series Account of Western Reserve shall, however, be available to cover the liabilities of the General Account of Western Reserve to the extent that the Series Account’s assets exceed its liabilities arising under the Policies supported by it.

The Series Account is currently divided into ten Sub-Accounts. Each Sub-Account invests exclusively in shares of a single Portfolio of the Fund. Income and both realized and unrealized gains or losses from the assets of each Sub-Account of the Series Account are credited to or charged against that Sub-Account without regard to income, gains or losses from any other Sub-Account of the Series Account or arising out of any other business Western Reserve may conduct.

POLICY BENEFITS

Death Benefit

Policyowners designate in the initial application one of two death benefit options offered under the under the Policy: Death Benefit Option A (“Option A”) and Death Benefit Option B (“Option B”). As long as the Policy remains in Force (see Policy Lapse and Reinstatement - Lapse, p. 29), Western Reserve will, upon receiving due proof of the insured’s death, pay the death benefit proceeds of a Policy to the named Beneficiary in accordance with the designated death benefit option. The amount of the death benefit proceeds payable will be determined at the end of the Valuation Period during which the insured dies. The proceeds may be paid in a lump sum or under one or more of the settlement options set forth in the Policy. (See payment of Policy Benefits - Settlement Options, p. 37.) Western Reserve guarantees that so long as the Policy remains in Force (see Policy Lapse and Reinstatement - Lapse, p. 29), the death benefit proceeds under either option will never be less than the Specified Amount of the Policy but the proceeds will be reduced by any outstanding indebtedness and any due and unpaid changes. These proceeds will be increased by any additional insurance in Force provided by rider and any unearned loan interest.

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Option A. The death benefit is the greater of the Specified Amount of the Policy or the applicable percentage (the “limitation percentage”) times the Cash Value on the date of death. The limitation percentage is 250% for an insured age 40 or below on the Policy Anniversary prior to the date of death. For an insured with an Attained Age over 40 on a Policy Anniversary, the percentage declines as shown in the following Limitation Percentage Table. Accordingly, under Option A the death benefit will remain level unless the limitation percentage times the Cash Value exceeds the Specified Amount, in which case the amount of the death benefit will vary as the Cash Value varies.

Illustration of Option A. For purposes of this illustration, assume that the insured’s Attained Age is under 40 and that there is no outstanding indebtedness. Under Option A, a Policy with a $50,000 Specified Amount will generally pay $50,000 in death benefits. However, because the death benefit must be equal to or be greater than 250% of Cash Value, any time the Cash Value of the Policy exceeds $20,000, the death benefit will exceed the $50,000 Specified Amount. Each additional dollar added to Cash Value above $20,000 will increase the death benefit by $2.50.

Similarly, so long as Cash Value exceeds $20,000, each dollar taken out of Cash Value will reduce the death benefit by $2.50. If at any time, however, the Cash Value multiplied by the limitation percentage is less than the Specified Amount, the death benefit will equal the Specified Amount of the Policy.

Limitation Percentage Table

Attained Age	Applicable Percentage
40 and under	250%
41 through 45	250% minus 7% for each age over age 40
46 through 50	215% minus 6% for each age over age 45
51 through 55	185% minus 7% for each age over age 50
56 through 60	160% minus 4% for each age over age 55
61 through 65	130% minus 2% for each age over age 60
66 through 70	120% minus 1% for each age over age 65
71 through 75	115% minus 2% for each age over age 70
76 through 90	105%
91 through 95	105% minus 1% for each age over age 90

Option B. The death benefit is equal to the greater of the Specified Amount plus the Cash Value of the Policy or the limitation percentage times the Cash Value on or prior to the date of death. The applicable percentage is 250% for an insured age 40 or below on the Policy Anniversary prior to the date of death. For insureds with an Attained Age over 40 on a Policy Anniversary, the percentage declines as shown in the Limitation Percentage Table above. Accordingly, under Option B the amount of the death benefit will always vary as the Cash Value varies.

Illustration of Option B. For purposes of this illustration, assume that the insured is under the age of 40 and that there is no outstanding indebtedness. Under Option B, a Policy with a Specified Amount of $50,000 will generally pay a death benefit of $50,000 plus Cash Value. Thus, for example, a Policy with a Cash Value of $10,00 (will have a death benefit of $60,000 ($50,000 + $10,000). The death benefit, however, must be at least 250% of Cash Value. As a result, If the Cash Value of the Policy exceeds $33,333, the death benefit will be greater than the Specified Amount plus Cash Value. Each additional dollar of Cash Value above $33,333 will increase the death benefit by $2.50.

17

Similarly, any time Cash Value exceeds $33,333, each dollar taken out of Cash Value will reduce the death benefit by $2.50. If at any time, however, Cash Value multiplied by the limitation percentage is less than the Specified Amount plus the Cash Value, then the death benefit will be the Specified Amount plus the Cash Value of the Policy.

Choosing Death Benefit Option A or Option B. As described above and assuming the death benefit is not being determined by reference to the limitation percentage, Option A will provide a Specified Amount of death benefit which does not vary with changes in Cash Value. Thus, under Option A, as Cash Value increases, Western Reserve’s net amount at risk under the Policy will decline. In contrast, Option B involves a constant net amount at risk, again assuming that the death benefit is not being determined by reference to the limitation percentage. Therefore, assuming positive investment experience, the cost of insurance deduction under a Policy with an Option A death benefit will be less than under a corresponding policy with an Option B death benefit. Because of this, if investment performance is positive, Cash Value under Option A will increase faster than under Option B but the total death benefit under Option B will generally be greater. Thus, Option A could be considered more suitable for Policyowners whose goal is increasing Cash Values based upon positive investment experience, while Option B could be considered more suitable for Policyowners whose goal is increasing death benefits.

Change in Specified Amount. Subject to certain limitations, a Policyowner may increase or decrease the Specified Amount of a Policy. A change in Specified Amount may affect the net amount at risk, which may affect a Policyowner’s cost of insurance charge. (See Cash Value Charges - Cost of insurance, p. 31.) A change in Specified Amount could also have Federal income tax consequences. (See Federal Tax Matters, p. 43.)

Decreases. Any decrease in the Specified Amount will become effective on the Monthly Anniversary date on or following receipt of a written request from the Policyowner by Western Reserve. No requested decrease in the Specified Amount will be permitted during the first two Policy years. The Specified Amount remaining in Force after any requested decrease may not be less than the minimum Specified Amount set forth in the Policy. If, following the decrease in the Specified Amount, the Policy would not comply with the maximum premium limitations required by Federal tax law (see Premiums - Premium Limitations, p. 26), the decrease may be limited (or, if the Policyowner so elects, Cash Value may be returned to the Policyowner) to the extent necessary to meet these requirements.

Increases. For an increase in the Specified Amount, written application must be submitted. Western Reserve will also require that additional evidence of insurability be submitted. Western Reserve reserves the right to decline any increase request. Any increase will become effective on the effective date shown on an endorsement to the Policy. The effective date of the increase will be the Monthly Anniversary on or following written approval of the increase by Western Reserve. No increase in the Specified Amount will be permitted during the first Policy year. Under Western Reserve’s current rules, the increase may not be less than $10,000. An increase need not be accompanied by an additional premium, but there must be sufficient Net Surrender Value to cover the next monthly deduction after the increase becomes effective, which will include an administrative fee for processing the increase. (See Charges and Deductions - Optional Cash Value Charges, p. 32.)

Corridor Percentage. If, pursuant to the requirements of the Internal Revenue Code of 1986, as amended, the death benefit under a Policy is determined by reference to the limitation percentage discussed above, the Policy is described as “in the corridor,” and an increase in the Cash Value of the Policy will increase the net amount at risk assumed by Western Reserve and consequently increase the cost of insurance deducted from the Cash Value of the Policy.

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Insurance Protection. A Policyowner may increase or decrease the pure insurance protection provided by a Policy (l.e., the difference between the death benefit and the Cash Value) in one of several ways as insurance needs change. These ways include increasing or decreasing the Specified Amount of insurance, making additional premium payments, and, to a lesser extent, making a Cash Withdrawal from the Policy. Although the consequences of each of these methods will depend upon the individual circumstances, they may be generally summarized as follows:

(a)

A decrease in the Specified Amount will, subject to the limitation percentage (see Policy Benefits - Death Benefit, p. 16), in general decrease the insurance protection and the charges under the Policy without reducing the Cash Value.

(b)

If Option A is elected, an increased level of premium payments also will reduce the pure insurance protection, until the limitation percentage times the Cash Value exceeds the Specified Amount. Furthermore, increased premiums should increase the amount of funds available to keep the Policy in Force.

(c)

A Cash Withdrawal will reduce the death benefit. (See Surrender Privileges - Cash Withdrawals, p. 36.) However, it has no effect on the amount of pure insurance protection and charges under the Policy, unless the death benefit payable is governed by the limitation percentages.

(d)

An increase in the Specified Amount may increase the amount of pure insurance protection, depending on the amount of Cash Value and the resultant limitation percentage. If the insurance protection is increased, the Policy charges generally will increase as well.

Change in Death Benefit Option. Generally, the death benefit option in effect may be changed by the Policyowner once each Policy year after the first Policy year by sending Western Reserve a written request for change. A change in death benefit options may have Federal income tax consequences. (See Federal Tax Matters, p. 43.) Under Western Reserve’s current rules, no change may be made if it would result in a Specified Amount less than the minimum Specified Amount set forth in the Policy. The effective date of any change will be the Monthly Anniversary on or following receipt of the request. No charges will be imposed for making a change in death benefit option.

If the death benefit option is changed from Option B to Option A, the Specified Amount will be increased by an amount equal to the Policy’s Cash Value on the effective date of change. If the death benefit option is changed from Option A to Option B, the Specified Amount will be decreased by an amount equal to the Cash Value on the effective date of the change.

How Death Benefits May Vary in Amount. As long as the Policy remains in Force, Western Reserve guarantees that the death benefit will never be less than the Specified Amount of the Policy. These proceeds will be reduced by any outstanding indebtedness and any due and unpaid charges. The death benefit may, however, vary with the Policy’s Cash Value. Under Option A, the death benefit will only vary when the Cash Value multiplied by the limitation percentage exceeds the Specified Amount of the Policy. Accordingly, under Option A, the closer the Specified Amount of the Policy the Policyowner selects is to the maximum Specified Amount permitted for the Policyowner’s Initial Premium payment, the more favorable investment performance would have to be in order for the death benefit to exceed such Specified Amount. The death benefit under Option B will always vary with the Cash Value because the death benefit equals either the Specified Amount plus the Cash Value or the limitation percentage times the Cash Value.

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How the Duration of the Policy May Vary. The duration of the Policy depends upon the Net Surrender Value. The Policy will remain in Force until maturity so long as the Net Surrender Value is sufficient to pay the monthly deduction. (See Charges and Deductions - Cash Value Charges, p. 31.) Where, however, Net Surrender Value is insufficient to pay the monthly deduction, and a grace period expires without an adequate payment by the Policyowner, the Policy will lapse and terminate without value. (See Policy Lapse and Reinstatement - Lapse, p. 29.)

Cash Value

At the end of any Valuation Period, the Cash Value of the Policy is equal to the sum of the Sub-Account values of the Series Account plus the Fixed Account value. There is no guaranteed minimum Cash Value to the extent that Cash Value is allocated to the Series Account.

Net Surrender Value. A Policyowner may at any time surrender the Policy and receive the Policy’s Net Surrender Value. (See Policy Rights - Surrender Privileges, p. 36.) The Net Surrender Value as of any date:, equal to:

(1)	the Cash Value as of such date; minus

(2)	any surrender charge as of such date (as described on p. 36); minus

(3)	any outstanding Policy loan; plus

(4)	any uneamed loan interest.

Determination of Values in the Series Account. On the Policy Date, the Policy’s Cash Value in a Sub-Account of the Series Account will equal the portion of the Initial Premium allocated to the Sub-Account, reduced by the portion of the first monthly deduction allocated to that Sub-Account (See Payment and Allocation of Premiums - Allocation of Premiums and Cash Value, p. 27.) Thereafter, on each Valuation Date, the Policy’s value in a Sub-Account of the Series Account will equal:

(1)	The Policy’s value in the Sub-Account on the preceding Valuation Date, multiplied by the experience factor for the current Valuation Period; plus

(2)	Any net premium payments received during the current Valuation Period which are allocated to the Sub-Account; plus

(3)	All values transferred to the Sub-Account from the Loan Reserve, from the Fixed Account or from another Sub-Account during the current Valuation Period; minus

(4)	All values transferred from the Sub-Account to the Loan Reserve, to the Fixed Account or to another Sub-Account during the current Valuation Period; minus

(5)	All Cash Withdrawals from the Sub-Account during the current Valuation Period; minus

(6)	The portion of the monthly deduction allocated to the Sub-Account during the current Valuation Period.

The Policy’s total value in the Series Account equals the sum of the Policy’s value in each Sub-Account. (For a description of how the values of the Fixed Account are calculated, see The Fixed

20

Account - Fixed Account Value, p. 42.) Because the Cash Value is dependent upon a number of variables, including the investment experiance of the chosen Sub-Accounts of the Series Account, the frequency and amount of premium payments, transfers and surrenders, and charges assessed in connection with the Policy, a Policy’s Cash Value cannot be predetermined.

The Experience Factor. The experience factor measures investment experience during a Valuation Period. Each Sub-Account has its own distinct experience factor. In calculating a Sub-Account’s experience factor for a Valuation Period, the net asset value for each share of the corresponding Portfolio of the Fund at the end of the current Valuation Period is increased by the amount per Portfolio share of any dividend or capital gain distribution declared by the Portfolio during the current Valuation Period and decreased by a per Portfolio share charge for any applicable taxes. The total is then divided by the net asset value per Portfolio share at the end of the preceding Valuation Period. A charge equal to .90% on an annual basis of the net assets for each day in the Valuation Period is then subtracted to compensate Western Reserve for certain mortality and expense risks. (See Charges Against the Series Account - Mortality and Expense Risk Charge, p. 33.)

Valuation Date and Valuation Period. The net asset value per share of the portfolio securities of the Fund is determined, once daily, as of the close of the regular session of business on the New York Stock Exchange (currently 4:00 p.m., Eastern time), Monday through Friday, except on customary national business holidays on which the New York Stock Exchange is closed.

INVESTMENTS OF THE SERIES ACCOUNT

WRL Series Fund, Inc.

The Series Account invests in shares of WRL Series Fund, Inc. (the “Fund”), a series mutual fund which is registered with the Securities and Exchange Commission (“Commission”) as an open-end diversified management investment company. Such registration does not involve supervision of the management or investment practices or policies of the Fund by the Commission.

Currently, the Portfolios of the Fund corresponding to the Sub-Accounts of the Series Account are: Aggressive Growth Portfolio, Emerging Growth Portfolio, Growth Portfolio, Global Portfolio, Balanced Portfolio, Equity-Income Portfolio, Bond Portfolio, Short-to-Intermediate Government Portfolio, Utility Portfolio and Money Market Portfolio. The assets of each Portfolio are held separate from the assets of the other Portfolios, and each Portfolio has investment objectives and policies which are different from those of the other Portfolios. Thus, each Portfolio operates as a separate investment fund, and the income or losses of one Portfolio generally have no effect on the investment performance of any other Portfolio. Pending any prior approval by a state insurance regulatory authority, certain Sub-Accounts and corresponding Portfolios may not be available to residents of some states.

The investment objectives and policies of each Portfolio are summarized below. There is no assurance that any of the Portfolios will achieve its stated objective. More detailed information, including a description of risks, can be found in the Prospectuses for the Fund, which accompanies this Prospectus and which should be read carefully.

Aggressive Growth Portfolio: This Portfolio seeks long-term capital appreciation by investing in a diversified, actively managed portfolio of equity securities.

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Emerging Growth Portfolio: This Portfolio seeks capital appreciation by investing primarily in common stocks of small and medium sized companies.

Growth Portfolio: This Portfolio’s objective is growth of capital.

Global Portfolio: This Portfolio seeks long-term growth of capital in a manner consistent with preservation of capital, primarily through investments in common stocks of foreign and domestic issuers.

Balanced Portfolio: This Portfolio seeks preservation of capital, reduced volatility, and superior long-term risk adjusted returns by investing primarily in common stock, convertible securities and fixed-income securities.

Equity-Income Portfolio: This Portfolio seeks to provide current income, long-term growth of income and capital appreciation by investing primarily in common stocks, income producing securities convertible into common stocks, and fixed-income securities.

Bond Portfolio: This Portfolio seeks the highest possible current income within the confines of the primary goal of insuring the protection of capital by investing in debt securities issued by the U.S. Government and its agencies and in medium to high-quality corporate debt securities.

Short-to-Intermediate Government Portfolio: This Portfolio seeks as high a level of current income as is consistent with preservation of capital, primarily through investments in U.S. Government securities, including repurchase agreements with respect to U.S. Government securities.

Utility Portfolio: This Portfolio’s objective is to achieve high current income and moderate capital appreciation by investing primarily in a professionally managed and diversified portfolio of equity and debt securities of utility companies.

Money Market Portfolio: This Portfolio’s objective is to obtain maximum current income consistent with preservation of principal and maintenance of liquidity.

Western Reserve serves as investment adviser to the Fund and manages its assets in accordance with policies, programs and guidelines established by the Board of Directors of the Fund.

Janus Capital Corporation (“Janus”) serves as sub-adviser to the Growth, Money Market, Bond and Global Portfolios of the Fund. Janus, located at 100 Fillmore Street, Suite 300, Denver, Colorado 80206, has been engaged in the management of the Janus funds since 1969. Janus also serves as investment adviser or sub-adviser to other mutual funds, and individual, corporate, charitable, and retirement accounts. The aggregate market value of the assets managed by Janus was approximately $22 billion as of February 1, 1994. Western Reserve and Janus will divide equally monthly compensation at current annual rates of 0.50% of the aggregate average daily net assets each of the Money Market Portfolio and the Bond Portfolio and 0.80% of the aggregate average daily net assets each of the Growth Portfolio and the Global Portfolio.

AEGON USA Investment Management, Inc. (“AEGON Management”) is sub-adviser to the Short-to-Intermediate Government Portfolio and the Balanced Portfolio of the Fund. AEGON Management, located at 4333 Edgewood Road, N.E., Cedar Rapids, lowa 52499, is a wholly-owned subsidiary of AEGON USA, Inc. (“AEGON”) and thus is an affiliate of Western Reserve. AEGON Management serves as sub-adviser to the two bond portfolios of IDEX II Series Fund. AEGON Management also manages the general account investment portfolios of the life insurance subsidiaries

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of AEGON, which had in excess of $17.5 billion under management as of January 1, 1994. Western Reserve and AEGON Management will divide equally monthly compensation at the current annual rate of 0.60% of the aggregate average daily net assets of the Short-to-Intermediate Government Portfolio and 0.80% of the aggregate average daily net assets of the Balanced Portfolio. AEGON Management’s compensation will be reduced by 50% of the amount paid by Western Reserve on behalf of the Short-to-Intermediate Government Portfolio pursuant to any expense limitation or other reimbursement.

American Capital Asset Management, Inc. (“American Capital”) is sub-adviser to the Emerging Growth Portfolio of the Fund. American Capital, located as 2800 Post Oak Blvd., Houston, Texas 77056, is a wholly-owned subsidiary of American Capital Management & Research, Inc., an indirect wholly-owned subsidiary of The Travelers, Inc. (formerly “Primerica Corporation”). The Travelers, Inc. is a financial services holding company engaged, through its subsidiaries, principally in three business segments – investment services, consumer finance services and insurance services. American Capital has provided investment advisory services to other mutual funds for over 68 years and currently has over $16 billion of assets under management. Western Reserve and American Capital will divide equally monthly compensation at the current annual rate of 0.80% of the aggregate average daily net assets of the Emerging Growth Portfolio. American Capital’s compensation will be reduced by 50% of the amount paid by Western Reserve on behalf of the Emerging Growth Portfolio pursuant to any expense limitation or other reimbursement.

Luther King Capital Management Corporation (“Luther King”) is sub-adviser to the Equity-Income Portfolio of the Fund. Luther King is located at 301 Commerce Street, Suite 1600, Fort Worth, Texas 76102. Ultimate control of Luther King is exercised by J. Luther King, Jr. Although Luther King has no previous experience as an investment adviser to mutual funds, it is a registered investment adviser and provides investment management services to accounts of individual and other institutional investors. Western Reserve and Luther King will divide equally monthly compensation at the current rate of 0.80% of the aggregate average daily net assets of the Equity-Income Portfolio.

Federated Investment Counseling (“Federated”) is sub-adviser to the Utility Portfolio of the Fund. Federated, located at Federated Investors Tower, Pittsburgh, Pennsylvania 15222-3779, is a Delaware business trust organized on April 11, 1989 and is a registered investment adviser under the Investment Advisers Act of 1940. It is a subsidiary of Federated Investors. Federated serves as investment adviser to a number of investment companies and private accounts. Total assets under management or administration by Federated and other subsidiaries of Federated Investors is approximately $79 billion. Western Reserve will receive monthly compensation at the current annual rate of 0.75% of the aggregate average daily net assets of the Utility Portfolio. From this amount, as compensation for its services, Federated will receive payment of fees equal to 0.50% of the first $30 million of average daily net assets, 0.35% of the next $20 million of average daily net assets, and 0.25% of average daily net assets in excess of $50 million of the Utility Portfolio.

Fred Alger Management, Inc. (“Fred Alger”) is sub-adviser to the Aggressive Growth Portfolio of the Fund. Fred Alger, located at 75 Maiden Lane, New York, NY 10038, is a wholly-owned subsidiary of Fred Alger & Company, Incorporated, which in turn is a wholly-owned subsidiary of Alger Associates, Inc., a financial services holding company controlled by Fred M. Alger. Fred Alger has approximately $2.5 billion in assets under management for investment companies and private accounts. Western Reserve and Fred Alger will divide equally monthly compensation at the current rate of 0.80% of the aggregate average daily net assets of the Aggressive Growth Portfolio.

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In addition to the Series Account, shares of the Fund are also sold to the WRL Series Annuity Account, a separate account established by Western Reserve for its variable annuity contracts. Shares of the Growth Portfolio are sold to the PFL Endeavor Variable Annuity Account, a separate account of PFL Life Insurance Company and to the ILI Endeavor Variable Annuity Account, a separate account of International Life Investors Insurance Company, both affiliates of Western Reserve. Shares of the Fund may in the future be sold to other separate accounts, including separate accounts established for variable life insurance policies or variable annuity contracts issued by Western Reserve or its affiliates. it is conceivable that, in the future, it may become disadvantageous for variable life insurance separate accounts and variable annuity separate accounts to invest in the Fund simultaneously. Although neither Western Reserve nor the Fund currently foresees any such disadvantages, either to variable life insurance Policyowners or to variable annuity contract owners, the Fund’s Board of Directors intends to monitor events in order to identify any material conflicts between the interests of such variable life insurance Policyowners and variable annuity contract owners and to determine what action, if any, it should take. Such action could include the sale of Fund shares by one or more of the separate accounts, which could have adverse consequences. Material conflicts could result from, for example, (1) changes in state insurance laws, (2) changes in Federal income tax laws, or (3) differences in voting instructions between those given by variable life insurance Policyowners and those given by variable annuity contract owners. If the Board of Directors were to conclude that separate funds should be established for variable life and variable annuity separate accounts, Western Reserve will bear the attendant expenses, but variable life insurance Policyowners and variable annuity contract owners would no longer have the economies of scale resulting from a larger combined fund.

Addition, Deletion, or Substitution of Investments

Western Reserve reserves the right, subject to compliance with applicable law, to make additions to, deletions from, or substitutions for the shares that are held by the Series Account or that the Series Account may purchase. Western Reserve reserves the right to eliminate the shares of any of the Portfolios of the Fund and to substitute shares of another Portfolio of the Fund or of another open-end, registered investment company, if the shares of a Portfolio are no longer available for investment, or if in its judgment further investment in any Portfolio should become inappropriate in view of the purposes of the Series Account. Western Reserve will not substitute any shares attributable to a Policyowner’s interest in a Sub-Account of the Series Account without notice and prior approval of the Commission, to the extent required by the investment Company Act of 1940, as amended (the “1940 Act”) or other applicable law. Nothing contained herein shall prevent the Series Account from purchasing other securities for other portfolios or classes of policies, or from permitting a conversion between portfolios or classes of policies on the basis of requests made by Policyowners.

Western Reserve also reserves the right to establish additional Sub-Accounts of the Series Account, each of which would invest in a new Portfolio of the Fund, or in shares of another investment company, with a specified investment objective. New sub-accounts may be established when, in the sole discretion of Western Reserve, marketing, tax or investment conditions warrant, and any new sub-accounts will be made available to existing Policyowners on a basis to be determined by Western Reserve. Western Reserve may also eliminate one or more Sub-Accounts if, in its sole discretion, marketing, tax, or investment conditions warrant. In the event of any such substitution or change, Western Reserve may by appropriate endorsement make such changes in this and other policies as may be necessary or appropriate to reflect such substitution or change. If deemed by Western Reserve to be in the best interests of persons having voting rights under the Policies, the Series Account may be operated as a management company under the 1940 Act, or it may be deregistered under that Act in the event such registration is no longer required.

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PAYMENT AND ALLOCATION OF PREMIUMS

Issuance of a Policy

Individuals wishing to purchase a Policy must send a completed application to Western Reserve, P.O. Box 5068, Clearwater, Florida 34618-5068. The Policyowner will be able to select from a range of specified amounts based on the size of the Initial payment. Under Western Reserve’s current rules, the minimum Specified Amount for a Policy at issue is the amount of insurance which the $10,000 minimum Initial Premium payment ($5,000 in the case of insureds less than age 20) will purchase based on the insured’s age, sex and rate class and certain guidelines set forth in the Internal Revenue Code. When the Specified Amount for a Policy is set at the minimum Specified Amount permitted for the Policyowner’s initial Premium payment, the Policyowner will, in the absence of Policy loans, generally not be permitted to make additional premium payments without requesting an increase in the Policy’s Specified Amount.

The maximum Specified Amount for a particular Initial Premium payment is generally the amount of insurance which would remain in force for a 20-year period based on the current cost of insurance charges for the Policy and a 12% rate of return on the monies allocated to the Sub-Accounts of the Series Account When the Specified Amount is set at the maximum for a particular initial Premium payment, a Policyowner may be required to make additional premium payments before the end of the 20-year period to prevent the Policy from lapsing. (See Payment and Allocation of Premiums - Policy Lapse and Reinstatement, p. 29.)

To the extent the Specified Amount selected by a Policyowner exceeds the minimum Specified Amount permitted for the Policyowner’s Initial Premium payment, it is more likely that such Policyowner will be required to make additional premium payments before the end of the 20-year period to prevent the Policy from lapsing. Such additional premium payments are subject to additional premium expense charges Including a charge of 2.5% of each such premium to compensate Western Reserve for premium taxes imposed by various states, and a charge of 6.0% of each such premium to compensate Western Reserve for expenses associated with the distribution of the Policy. (See Charges and Deductions - Sales Charge and Premium Tax Charge on Additional Premiums, p. 31.)

A Policy will generally be issued only to insureds 75 years of age or under who supply satisfactory evidence of Insurability sufficient to Western Reserve. Western Reserve may, however, at its sole discretion, issue a Policy to an individual above the age of 75. Acceptance is subject to Western Reserve’s underwriting rules and Western Reserve reserves the right to reject an application for any reason permitted by law.

The initial Premium payment will be allocated to the Sub-Account of the Series Account investing in the Money Market Portfolio upon receipt by Western Reserve. The Policy Date will ordinarily be the date of receipt of the premium payment. Insurance coverage under the Policy and associated monthly deductions commence on the Policy Date. The Record Date of the Policy will be the date on which the Policy is recorded on Western Reserve’s books as an “In Force” Policy and Western Reserve will allocate Net Premiums to the accounts on the first Valuation Date on or following the Record Date in accordance with the directions in the application. (See Payment and Allocation of Premiums - Allocation of Premiums and Cash Value, p. 27.)

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Partial Payment Procedure

In certain circumstances, for example if the Policy is being purchased with the proceeds of a tax-free exchange under Section 1035 of the Internal Revenue Code of 1986, the Policyowner may make the Initial Premium payment in more than one part. If cash is received with the application, an initial payment of at least $2,000 will be required. The remainder of the Initial Premium payment may be paid in multiple parts provided that the balance is received at Western Reserve’s Office within 60 days (or 180 days if the Policy is involved with an exchange under Section 1035). Under this method of payment, the first payment will be applied as of the Policy Date and the remaining payments will be applied as of the Record Date, with each payment being credited with interest to the Record Date as if the payment had been invested in the Money Market Portfolio as of the date of receipt by Western Reserve. If at least $10,000, but not the entire anticipated amount has been received during the applicable time period, Western Reserve will issue the Policy with the Specified Amount originally requested and an Initial Premium payment equal to the amount received during the applicable time period. If the $10,000 minimum Initial Premium requirement has not been met within the applicable time period, all payments previously received by Western Reserve will be returned, without interest, and all coverage deemed void from the beginning.

Temporary Insurance Coverage

If Western Reserve determines to its satisfaction that on the date the application is signed and submitted with the Initial Premium payment the proposed insured and all additional insureds proposed for coverage were insurable and acceptable under Western Reserve’s underwriting rules and standards for insurance in the amount, plan and risk classification applied for in the application, then the insurance protection applied for, subject to the limits of liability and in accordance with the terms set forth in the Policy and in the conditional premium receipt, will by reason of such payment take effect on the later of the date of the application or the date of completion of all medical tests and examinations, if required. The maximum amount of temporary insurance coverage is the lesser of the amount applied for or $100,000 minus any amounts payable under other insurance on the life of the proposed insured in force with Western Reserve. Temporary insurance coverage expires on the earliest of the following dates: (1) the date Western Reserve approves the Policy as applied for; or (2) at the end of the fraction of a year which the payment bears to the premium required to provide one month of insurance coverage; or (3) at the beginning of the sixtieth (60th) day following the date of the conditional receipt.

Premiums

Premium Flexibility. Unlike conventional insurance policies, this Policy frees the Owner from the requirement that premiums be paid in accordance with a rigid and inflexible premium schedule. The minimum initial payment is generally $10,000 ($5,000 in the case of insureds less than age 20), except under certain circumstances. (See Payment and Allocation of Premiums - Partial Payment Procedure, p. 26.) Thereafter, subject to the minimum and maximum premium limitations described below, a Policyowner may make certain additional premium payments.

Premium Limitations. Under Western Reserve’s current rules, no additional premium payments may be made during the first Policy year and the minimum additional payment amount is $1,000. Premium payments less than the minimum amount may be returned to the Policyowner. Western Reserve reserves the right to limit additional premium payments to once each Policy year.

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The total of all premiums paid may not exceed the current maximum premium limitations which are required by Federal tax laws. If at any time a premium is paid which would result in total premiums exceeding the current maximum premium limitation, Western Reserve will only accept that portion of the premium which will make total premiums equal the maximum. Any part of the premium in excess of that amount will be returned and no further premiums will be accepted until allowed by the current maximum premium limitations set forth in the Policy.

Payment of Premiums. While there is indebtedness, additional premium payments in excess of $1,000 will be treated as premium payments unless clearly marked as loan repayments. Certain charges will be deducted from each additional premium payment. (See Charges and Deductions - Sales Charge and Premium Tax Charge on Additional Premiums, p. 31.)

As an accommodation to Policyowners, Western Reserve will accept transmittal of initial and subsequent premiums of at least $1,000 by wire transfer. For an Initial Premium, the wire transfer must be accompanied by a simultaneous telephone facsimile transmission (“FAX”) of a completed application. An Initial Premium of $2,000 or more accepted via wire transfer with FAX will be invested at the unit value next determined following receipt. An Initial Premium made by wire transfer not accompanied by a simultaneous FAX, or accompanied by a FAX of an incomplete application, will be retained for a period up to five business days while Western Reserve attempts to obtain the FAX or complete the essential information required to establish the Policy and allocate the Initial Premium at the unit value next determined after receipt of the FAX or information necessary to complete the application. If Western Reserve cannot obtain the FAX or essential information within five business days, Western Reserve will return the Initial Premium to the applicant, unless the applicant consents to allow Western Reserve to retain the Initial Premium until the required FAX or essential information is received.

In the event the application with original signature is later received and the allocation instructions in that application, for any reason, are inconsistent with those previously designated on the FAX, the Initial Premium will be reallocated in accordance with the allocation instructions in the application with original signature at the unit value next determined after receipt of such application.

Policyowners wishing to make payments via bank wire should instruct their banks to wire Federal Funds as follows:

Barnett Bank of Pinellas County

ABA # 063000047

For credit to: Western Reserve Life

Account #: 1263627596

Policyowner’s Name:

Policy Number:

Attention: General Accounting

Fax Number: (813)588-1620

Allocation of Premiums and Cash Value

Net Premiums. With respect to the Initial Premium, the Net Premium equals the premium paid, because no premium expense charges are deducted from the Initial Premium. With respect to additional premium payments, the Net Premium equals the premium paid less the applicable premium expense charges. (See Charges and Deductions - Sales Charge and Premium Tax Charge on Additional Premiums, p. 31.)

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Allocation of Net Premiums. In the application for a Policy, the Policyowner will allocate Net Premiums to one or more of the Sub-Accounts of the Series Account, to the Fixed Account, or to a combination of both. Notwithstanding the allocation in the application, the Initial Premium payment will, be allocated to the Sub-Account of the Series Account that invests exclusively in shares of the Money Market Portfolio and will be re-allocated on the first Valuation Date on or following the Record Date in accordance with the directions in the application.

Net Premiums paid after the Record Date will be allocated in accordance with the Policyowner’s instructions in the application. The minimum percentage of each premium that may be allocated to any account is 10%; percentages must be in whole numbers. The allocation for future Net Premiums may be changed without charge at any time by providing Western Reserve with written notification from the Policyowner. Western Reserve reserves the right to limit the number of changes of the allocation of Net Premiums to one year. Investment returns from the amounts allocated to Sub-Accounts of the Series Account will vary with the Investment experience of these Sub-Accounts and the Policyowner bears the entire investment risk.

Transfers. Cash Value may be transferred among the Sub-Accounts of the Series Account or from the Sub-Accounts to the Fixed Account. Transfers may also be made from the Fixed Account to the Sub-Accounts, subject to certain restrictions. (See The Fixed Account - Allocations and Withdrawals, p. 42.) The amount of Cash Value available for transfer from any Sub-Account, or the Fixed Account, is determined at the end of the Valuation Period during which the transfer request is received at Western Reserve’s Office. As previously explained, the net asset value for each share of the corresponding Portfolio of any Sub-Account is determined, once daily, as of the close of the regular business session of the New York Stock Exchange (currently 4:00 p.m. Eastern time), which coincides with the end of each Valuation Period. (See Policy Benefits - Valuation Date and Valuation Period, p. 21.) Therefore, any transfer request received after 4:00 p.m., Eastern time, on any day the New York Stock Exchange is open for business will be processed utilizing the net asset value for each share of the applicable Portfolio determined as of 4:00 p.m., Eastern time, on the next day the New York Stock Exchange is open for business. Cash Value available for transfer from the Fixed Account will be determined in the same manner.

Policyowners may make transfer requests in writing, or by telephone. Written requests must be in a form acceptable to Western Reserve. Effective May 1, 1994, Western Reserve will permit all Policyowners to make telephone transfers upon request without the necessity for the Policyowner to have previously authorized telephone transfers in writing. If, for any reason, a Policyowner does not want the ability to make transfers by telephone, the Policyowner should provide written notice to Western Reserve at its Office. All telephone transfers should be made by calling Western Reserve at our toll-free number: 1-800-624-2975. Western Reserve will not be liable for complying with telephone instructions it reasonably believes to be authentic, nor for any loss, damage, cost or expense in acting on such telephone instructions, and Policyowners will bear the risk of any such loss. Western Reserve will employ reasonable procedures to confirm that telephone instructions are genuine. If Western Reserve does not employ such procedures, it may be liable for losses due to unauthorized or fraudulent instructions. Such procedures may include, among others, requiring forms of personal identification prior to acting upon such telephone instructions, providing written confirmation of such transactions to Policyowners and/or tape

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recording of telephone transfer request instructions received from Policyowners. Western Reserve may, at any time, revoke or modify the transfer privilege. Under Western Reserve’s current procedures, it will effect transfers and determine all values in connection with transfers at the end of the Valuation Period during which the transfer request is received at Western Reserve’s Office.

Although Western Reserve does not currently impose a charge for any transfers, Western Reserve reserves the right to impose a $10 charge for each transfer after the first twelve transfers during any Policy year.

Policy Lapse and Reinstatement

Lapse. Unlike conventional life insurance policies, the failure to make additional premium payments after the Initial Premium payment will not itself cause the Policy to lapse. Lapse will only occur where Net Surrender Value is insufficient to cover the monthly deduction, and a grace period expires without a sufficient payment. If Net Surrender Value is insufficient to cover the monthly deduction, the Policyowner must pay during the grace period either a payment at least sufficient to provide a Net Premium to cover the sum of the monthly deductions due within the grace period or $1,000, whichever is greater. (See Charges and Deductions, p. 30.)

If Net Surrender Value is insufficient to cover the monthly deduction, Western Reserve will notify the Policyowner and any assignee of record of the minimum payment needed to keep the Policy in Force. The Policyowner will then have a grace period of 61 days, measured from the date notice is sent to the Policyowner, for Western Reserve to receive sufficient payments. If Western Reserve does not receive a sufficient payment within the grace period, Lapse of the Policy will result. If a sufficient payment is received during the grace period, any resulting Net Premium will be allocated among the Accounts, and any monthly deductions due will be charged to such Accounts, in accordance with the Policyowner’s then current instructions (see Allocation of Premiums and Cash Value - Allocation of Net Premiums, p. 28), and any monthly deductions due will be charged to the Sub-Accounts in accordance with the Policyowner’s then current instructions. (See Cash Value Charges - Cost of insurance, p. 31.) If the insured dies during the grace period, the death benefit proceeds will equal the amount of the death benefit proceeds immediately prior to the commencement of the grace period, reduced by any due and unpaid charges.

Reinstatement. A lapsed Policy may be reinstated any time within 5 years after the date of lapse and before the Maturity Date by submitting the following items to Western Reserve:

1.	A written application for reinstatement from the Policyowner: and

2.	Evidence of insurability satisfactory to Western Reserve; and

3	A premium which is at least $1,000 and which, after the deduction of premium expense charges, is large enough to cover:

(a)	one monthly deduction at the time of termination; and

(b)	the next two monthly deductions which will become due after the time of reinstatement.

Any indebtedness on the date of Lapse will not be reinstated. The Cash Value of the Loan Reserve on the date of reinstatement will be zero. The amount of Cash Value on the date of reinstatement will be equal to the Net Premiums paid at reinstatement, less the amounts paid in accordance with 3(a). All future surrender charges will be waived.

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Upon approval of the application for reinstatement, the effective date of reinstatement will be the first Monthly Anniversary on or next following the date Western Reserve approves of the application for reinstatement.

CHARGES AND DEDUCTIONS

Charges will be deducted in connection with the Policy to compensate Western Reserve for: (1) providing the insurance benefits set forth in the Policy and any optional insurance benefits added by rider; (2) administering the Policy; (3) assuming certain risks in connection with the Policy; and (4) incurring expenses in distributing the Policy. The nature and amount of these charges are described more fully below.

The first two charges are charges on premiums. One is a charge that is a percent of the Initial Premium and is taken out of Cash Value only upon surrender of a Policy during the first 10 Policy years. The other is a percent of any subsequent premium payments and is taken from those payments.

Contingent Surrender Charge

No amount will be deducted from the Initial Premium payment prior to allocation to the Sub-Account of the Series Account investing in the Money Market Portfolio. If the Policy is totally surrendered prior to the end of the tenth Policy year, a surrender charge will be deducted from the Policy’s Cash Value. The surrender charge consists of a sales charge, a premium tax charge and a first year issue charge, all of which are more fully described below. The surrender charge during the first year equals 9.0% of the Initial Premium payment. During Policy year 2-10, the surrender charge will also be a percentage of the Initial Premium payment, such that a surrender on a Policy Anniversary will decline from year to year as follows:

End of Policy Year	Charge
1	9% of the Initial Premium payment
2	8% of the Initial Premium payment
3	8% of the Initial Premium payment
4	7% of the Initial Premium payment
5	7% of the Initial Premium payment
6	5% of the Initial Premium payment
7	4% of the Initial Premium payment
8	3% of the Initial Premium payment
9	2% of the Initial Premium payment
10+	0% of the Initial Premium payment

The surrender charge on any date other than a Policy Anniversary will be interpolated between the two end of year charges.

The surrender charge consists of a sales charge, a premium tax charge and a first year issue charge. Assuming a 9% surrender charge is imposed, 6% is a sales charge designed to assist Western Reserve in recovering distribution expenses incurred in connection with the Policy. These expenses include agent

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sales commissions, the cost of printing prospectuses and sales literature, and any advertising costs. The proceeds of this charge may not be sufficient to cover these expenses. To the extent they are not, Western Reserve will cover the shortfall from its General Account assets, which may include profits from the mortality and expense risk charge under the Policy.

Various states and subdivisions impose a tax on premiums received by insurance companies. Premium tax rates vary from state to state from a range of 0.5% to 3.5%. Regardless of the actual rate assessed by a particular state, a deduction of an amount equal to 2.5% of the Initial Premium will be part of the surrender charge to compensate Western Reserve for paying this tax. Because of the retaliatory provisions of state premium tax laws, Western Reserve is required to pay a minimum 2.5% premium tax regardless of a state’s actual premium tax rate.

The first year surrender charge will also include an amount equal to’ 0.5% of the Initial Premium to assist Western Reserve in recovering the first year underwriting, processing and start-up expenses incurred in connection with the Policy and the Series Account. These expenses include the cost of processing applications, conducting medical examinations, determining insurability and the insured’s rate class, and establishing Policy records. Western Reserve does not anticipate that it will make any profit on this charge.

Sales Charge and Premium Tax Charge on Additional Premiums

A charge of 8.5% will be deducted from those premium payments made after the Initial Premium payment. A charge of 6.0% of each premium will be deducted to compensate Western Reserve for distribution expenses of the Policy. A charge of 2.5% of each premium will be deducted to compensate Western Reserve for premium taxes imposed by various states. (See Payment and Allocation of Premiums - Issuance of a Policy, p. 25.)

Cash Value Charges

Certain charges will be deducted monthly from the Cash Value of each Policy (“monthly deduction”) to compensate Western Reserve for certain administrative costs, and for the cost of insurance and optional benefits added by rider. The monthly deduction will be deducted on each Monthly Anniversary. It will be allocated among the Accounts on the same basis as Net Premiums are allocated. If the value of any Account is insufficient to pay its part of the monthly deduction, the monthly deduction will be taken on a pro rata basis from all Accounts. Because portions of the monthly deduction, such as the cost of insurance, can vary from month to month, the monthly deduction itself will vary in amount from month to month.

Cost of Insurance. Western Reserve will determine the monthly cost of insurance charge by multiplying the applicable cost of insurance rates by the net amount at risk for each Policy Month. The net amount at risk for a Policy Month is (a) the death benefit at the beginning of the Policy Month divided by 1.0032737 (which reduces the net amount at risk, solely for purposes of computing the cost of insurance, by taking into account assumed monthly earnings at an annual rate of 4%), less (b) the Cash Value at the beginning of the Policy Month. To the extent that there is an increase in the Specified Amount of a Policy which results in a greater net amount at risk, the cost of insurance deduction will increase.

Cost of insurance rates will be based on the sex, Attained Age and rate class of the insured, and the length of time a Policy has been in Force. The actual monthly cost of insurance rates will be based on

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Western Reserve’s expectations as to future experience. They will not, however, be greater than the guaranteed cost of insurance rates set forth in the Policy. These guaranteed rates are based on the 1980 Commissioners Standard Ordinary (C.S.O.) Mortality Table and the insured’s sex, Attained Age and rate class. For standard rate classes, these rates will not exceed rates contained in the 1980 C.S.O. Tables. Western Reserve also may guarantee the actual cost of insurance rates will not be changed for a specified period of time (e.g., one year). Any change in the cost of insurance rates will apply to all persons of the same age, sex, and rate class whose Policies have been in Force for the same length of time.

The policies offered by this Prospectus are based on mortality tables that distinguish between men and women. As a result, the Policy pays different benefits to men and women of the same age. The state of Montana prohibits the use of actuarial tables that distinguish between men and women in determining premiums and policy benefits for policies issued on the lives of its residents. The State of Massachusetts formerly had a similar prohibition and has introduced legislation which would reinstate such prohibition. Therefore, policies offered by this Prospectus to insure residents of the States of Montana and Massachusetts will have premiums and benefits which are based on actuarial tables that do not differentiate on the basis of sex.

The rate class of an insured will affect the cost of insurance rates. Western Reserve currently places insureds into the following four standard rate classes: non-smoker Ultimate Select, non-smoker Select, smoker Ultimate Standard, and smoker Standard; as well as various other sub-standard rate classes involving a higher mortality risk. In an otherwise identical Policy, the cost of insurance rate is generally higher for smokers than for non-smokers and, within these two categories, higher for insureds not in the Ultimate category than in the Ultimate category.

Western Reserve may also issue certain Policies on a “simplified” or expedited basis to certain categories of individuals (for example, Policies issued at a predetermined Specified Amount or underwritten on a group basis). Policies issued on this basis will have guaranteed cost of insurance rates no higher than the guaranteed rates for non-smoker Select or smoker Standard categories (as appropriate), however, due to the special underwriting criteria established for these issues, actual rates may be higher or lower than the current cost of insurance rates charged under otherwise identical Policies that are underwritten using standard underwriting criteria.

Monthly Administration Charge. Western Reserve has primary responsibility for the administration of the Policy and the Series Account. Annual administrative expenses include recordkeeping, processing death benefit claims, Policy changes, reporting and overhead costs. As reimbursement for administrative expenses related to the maintenance of each Policy and the Series Account, Western Reserve assesses a monthly administration charge from each Policy. This charge is currently $5.00 per Policy Month and will not be increased. Western Reserve does not anticipate that it will make any profit on this charge.

Optional Cash Value Charges

The following optional Cash Value charges will be deducted from the Policy as the result of changes or elections made to the Policy and initiated by the Policyowner.

Optional Insurance Benefits. The monthly deduction will include charges for any optional insurance benefits added to the Policy by rider.

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Cash Value Transfers. Western Reserve reserves the right to impose a transfer charge of $10 for each transfer following the first twelve transfers made during any Policy year. However, Western Reserve does not currently Impose a charge for transfer, regardless of the number made.

Increases in the Specified Amount of Policy. In the month the increase becomes effective, an administrative fee of $3.60 per $1,000 of increase will be charged to compensate Western Reserve for the costs in effectuating the change. This charge will not be increased. Western Reserve does not anticipate that it will make a profit on this charge.

Cash Withdrawals. A charge equal to the lesser of $25 or 2% of the amount withdrawn will be deducted from amounts withdrawn from the Policy and the balance will be paid to the Policyowner. This charge will not be increased. Western Reserve does not anticipate that it will make a profit on this charge.

Charges Against the Series Account

Certain expenses will be deducted as a percentage of the value of the net assets of the Series Account to compensate Western Reserve for certain risks assumed in connection with the Policy.

Mortality and Expense Risk Charge. Western Reserve will deduct a daily charge from the Series Account at an annual rate of .90% of the average daily net assets of the Series Account. Under Western Reserve’s current procedures, these amounts are paid to the General Account monthly. Western Reserve may profit from this charge.

The mortality risk assumed by Western Reserve is that insureds may live for a shorter time than projected. The expense risk assumed is that expenses incurred in issuing and administering the Policies will exceed the limits on administrative charges set in the Policies. Western Reserve also assumes risks with respect to other contingencies including the incidence of Policy loans, which may cause Western Reserve to incur greater costs than anticipated when designing the Policies.

Taxes. Currently no charge is made to the Series Account for Federal income taxes that may be attributable to the Series Account. Western Reserve may, however, make such a charge in the future Charges for other taxes, if any, attributable to the Series Account may also be made. (See Federal Tax Matters, p. 43.)

Investment Advisory Fee. Because the Series Account purchases shares of the Fund, the net assets of the Series Account will reflect the investment advisory fee and other expenses incurred by the Fund. (See pp. 21-22 for a discussion of the investment advisory fees of each Portfolio.)

Group or Sponsored Arrangements

Policies may be purchased under group or sponsored arrangements, as well as on an individual basis. A “group arrangement” includes a program under which a trustee, employer or similar entity purchases individual Policies covering a group of individuals on a group basis. Examples of such arrangements are employer-sponsored benefit plans which are qualified under Section 401 of the internal) Revenue Code and deferred compensation plans. A “sponsored arrangement” includes a program under which an employer permits group solicitation of its employees or an association permits group solicitation of its members for the purchase of Policies on an individual basis.

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The sales charge and surrender charges described in “Charges and Deductions” may be reduced for Policies issued in connection with group or sponsored arrangements. Western Reserve will reduce these charges in accordance with its rules in effect as of the date an application for a Policy is approved. To qualify for such a reduction, a group or sponsored arrangement must satisfy certain criteria as to, for example, size and number of years in existence. Generally, the sales contacts and effort, administrative costs and mortality cost per Policy vary based on such factors as the size of the group or sponsored arrangement, its stability as indicated by its term of existence, the purposes for which Policies are purchased and certain characteristics of its members. The amount of reduction and the criteria for qualification will reflect the reduced sales effort resulting from sales to qualifying groups and sponsored arrangements.

Western Reserve may modify from time to time on a uniform basis, both the amounts of reductions and the criteria for qualification. In no event, however, will group or sponsored arrangements established for the sole purpose of purchasing Policies, or which have been in existence for less than six months, qualify for such reductions. Reductions in these charges will not be unfairly discriminatory against any person, including the affected Policyowners and all other Policyowners of Policies funded by the Series Account.

In 1983 the United States Supreme Court held that certain insurance policies, the benefits under which vary based on sex, may not be used to fund certain employer-sponsored benefit plans and fringe benefit programs. Western Reserve recommends that any employer proposing to offer the Policies to employees under a group or sponsored arrangement consult his or her attorney before doing so. (See Federal Tax Matters - Employment-Related Benefit Plans, p. 46.)

POLICY RIGHTS

Loan Privileges

Policy Loan. After the first Policy year and so long as the Policy remains In Force, the Policyowner may borrow money from Western Reserve using the Policy as the only security for the loan. The maximum amount that may be borrowed is 90% of the Cash Value, less any surrender charge and any already outstanding Policy loan. Western Reserve reserves the right to limit the amount of any Policy loan to no less than $500. Outstanding loans have priority over the claims of any assignee or other person. The loan may be repaid totally or in part before the Maturity Date of the Policy and while the Policy is In Force. A loan taken from, or secured by, a Policy may have Federal income tax consequences. (See Federal Tax Matters, p. 43.)

An amount equal to the loan plus interest in advance until the next Policy Anniversary will be withdrawn from the Account or Accounts specified and transferred to the Loan Reserve until the loan is repaid. The Sub-Accounts of the Series Account may be specified. If no Account is specified, the loan amount will be withdrawn from each Account in the same manner as the current allocation instructions.

The loan will normally be paid within seven days after receipt of a request in a manner permitted by Western Reserve. Postponement of loans may take place under certain conditions. (See General Provisions - Postponement of Payments, p. 38.) Under Western Reserve’s current procedures, at each Anniversary, Western Reserve will compare the amount of the outstanding loan (including interest in advance until the next Policy Anniversary, if not paid) to the amount in the Loan Reserve. Western Reserve will also make this comparison any time the Policyowner repays all or part of the loan. At each

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such time, If the amount of the outstanding loan exceeds the amount in the Loan Reserve, Western Reserve will withdraw the difference from the Accounts of and transfer it to the Loan Reserve in the same manner as when a loan is made. If the amount in the Loan Reserve exceeds the amount of the outstanding loan, Western Reserve will withdraw the difference from the Loan Reserve and transfer it to the Accounts in the same manner as Net Premiums are allocated. Western Reserve reserves the right to require the transfer of such amounts to the Fixed Account, where such amounts will be credited at the applicable rate and subject to the applicable transfer and withdrawal restrictions. (See The Fixed Account, p. 41.) No charge will be imposed for these transfers.

A 10% additional income tax is imposed on the portion of any distribution from, or loan taken from, or secured by, such a Policy that is included in income except where the distribution or loan is made on or after the Owner attains age 59 1⁄2, is attributable to the Owner’s becoming disabled, or is part of a series of substantially equal pariodic payments for the life (or life expectancy) of the Owner or the joint lives (or joint life expectancies) of the Owner and the Owner’s Beneficiary. (See Federal Tax Matters, p. 43.)

Interest. The interest rate charged on Policy loans will be at the rate of 7.4% payable annually in advance. if unpaid when due, interest will be added to the amount of the loan and will become part of the loan and bear interest at the same rate.

Effect of Policy Loans. A Policy loan affects the Policy since the death benefit and Net Surrender Value under the Policy are reduced by the amount of the loan. Repayment of the loan causes the death benefit and Net Surrender Value to increase by the amount of the repayment.

As long as a loan is outstanding, an amount equal to the loan plus interest in advance until the next Policy anniversary is held in the Loan Reserve. This amount will not be affected by the Series Account’s investment performance. Amounts transferred from the Series Account to the Loan Reserve will affect the Series Account value because such amounts will be credited with an interest rate declared by Western Reserve rather than a rate of return reflecting the investment performance of the Series Account. (See The Fixed Account - Minimum Guaranteed and Current interest Rates, p. 41.)

There are risks involved in taking a Policy loan, a few of which include the potential for a Policy to lapse if projected earnings, taking into account outstanding loans, are not achieved, as well as adverse tax consequences which occur if a Policy lapses with loans outstanding. (See Federal Tax Matters - Tax Treatment of Policy Benefits, p. 44.)

Indebtedness. Indebtedness equals the total of all Policy loans less any unearned loan interest on the loans. If indebtedness exceeds Cash Value less the then applicable surrender charge, Western Reserve will notify the Policyowner and any assignee of record. if a sufficient payment equal to excess indebtedness or $1,000, whichever is greater, is not received by Western Reserve within 61 days from the date notice is sent, the Policy will lapse and terminate without value. The Policy, however, may later be reinstated. (See Payment and Allocation of Premiums - Policy Lapse and Reinstatement, p. 29.)

Repayment of Indebtedness. Indebtedness may be repaid any time before the Maturity Date of the Policy and while the Policy is in Force. (See Policy Rights - Benefits at Maturity, p. 37.) While there is indebtedness, additional premium payments in excess of $1,000 will be treated as premium payments unless the Policyowner indicates that the payment should be treated as loan repayments. If not repaid, Western Reserve may deduct indebtedness from any amount payable under the Policy. As indebtedness

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is repaid, the Policy’s value in the Loan Reserve securing the indebtedness repaid will be transferred from the Loan Reserve to the accounts in the same manner as net premiums are allocated. However, Western Reserve reserves the right to require the transfer to the Fixed Account. Western Reserve will allocate the repayment of indebtedness at the end of the Valuation Period during which the repayment is received.

Surrender Privileges

At any time before the earlier of the death of the insured or the Maturity Date, the Policyowner may totally Surrender or, after the first Policy year, make a Cash Withdrawal from the Policy by sending a written request to Western Reserve. The amount available for surrender is the Net Surrender Value at the end of the Valuation Period during which the surrender request is received at Western Reserve’s Office. Surrenders from the Series Account will generally be paid within seven days of receipt of the written request. Postponement of payments may, however, occur in certain circumstances. (See General Provisions - Postponement of Payments, p. 38.) For the protection of Policyowners, all requests for Cash Withdrawals or total surrenders of more than $50,000, or where the withdrawal or surrender proceeds are to be sent to an address other than the address of record will require a signature guarantee All required guarantees of signatures must be made by a national or state bank, a member firm of a national stock exchange or any other institution which is an eligible guarantor institution as defined by rules and regulations of the Commission. If the Policyowner is a corporation, partnership, trust or fiduciary, evidence of the authority of the person seeking redemption is required before the request for withdrawal is accepted, including withdrawals under $50,000. For additional information, Policyowners may call Western Reserve at (800) 624-2975.

A Cash Withdrawal or total surrender may have Federal income tax consequences. (See Federal Tax Matters, p. 43.)

Total Surrenders. If the Policy is being totally surrendered, the Policy itself must be returned to Western Reserve along with the request. A Policyowner may elect to have the amount paid in a lump sum or under a settlement option. (See Payment of Policy Benefits - Settlement Options, p. 37.)

Cash Withdrawals. Under Western Reserve’s current rules, there is no minimum Cash Withdrawal amount. Western Reserve reserves the right to limit Cash Withdrawals to once each Policy year and to an amount no more than 10% of the net surrender value. The amount paid plus a charge equal to the lesser of $25 or 2% of the amount withdrawn will be deducted from the Policy’s Cash Value at the end of the Valuation Period during which the request is received. The amount will be deducted from the Accounts in the same manner as the current allocation instructions unless the Policyowner directs otherwise.

Cash Withdrawals will affect both the Policy’s Cash Value and the death benefit payable under the Policy. The Policy’s Cash Value will be reduced by the amount of the Cash Withdrawal. Moreover, the death benefit proceeds payable under a Policy will generally be reduced by at least the amount of the Cash Withdrawal.

In addition, when death benefit Option A is in effect, the Specified Amount will be reduced by the Cash Withdrawal. No Cash Withdrawal will be permitted which would (1) result in a Specified Amount lower than the minimum Specified Amount set forth in the Policy. (2) reduce the Net Surrender Value to less than $5,000 or (3) deny the Policy status as life insurance under the internal Revenue Code and applicable regulations. (See Cash Value Charges - Cost of Insurance, p. 31; Death Benefit - Insurance Protection, p. 19; and Federal Tax Matters - Tax Treatment of Policy Benefits, p. 44.)

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Examination of Policy Privilege (“Free-Look”)

The Policyowner may cancel the Policy within 10 days after the Policyowner receives it, or 10 days after Western Reserve mails or delivers a written notice of withdrawal right to the Policyowner or within 45 days after signing the application, whichever is latest. Certain states require a Free-Look period longer than 10 days, either for all Policyowners or for certain classes of Policyowners. In such states, Western Reserve will comply with the specific requirements of those states. The Policyowner should mall or deliver the Policy to either Western Reserve or the agent who sold it. If the Policy is cancelled in a timely fashion, a refund will be made to the Policyowner. The refund will equal the sum of: (i) the difference between the premiums paid and the amounts allocated to any Accounts under the Policy; (ii) the total amount of monthly deductions made and any other charges imposed on amounts allocated to the Accounts; and (iii) the value of amounts allocated to the Accounts on the date Western Reserve or its agent receives the returned Policy. If state law prohibits the calculation above, the refund will equal the total of all premiums paid for the Policy.

Conversion Rights

At any time upon written request within 24 months of the Policy Date, the Policyowner may elect to transfer all Sub-Account values to the Fixed Account. No transfer charge will be assessed.

Benefits at Maturity

It the insured is living and the Policy is in Force, Western Receive will pay the Net Surrender Value of the Policy on the Maturity Date. (See Cash Value - Net Surrender Value, p. 20.) The Policy will mature on the Anniversary date nearest the insured’s 95th birthday, if the Insured is living and the Policy is in Force.

Payment of Policy Benefits

Death benefits under the Policy will ordinarily be paid within seven days after Western Reserve receives due proof of death, and verifies the validity of the claim. Other benefits will ordinarily be paid within seven days of receipt of proper written request (including an election as to tax withholding). Payments may be postponed in certain circumstances. (See General Provisions - Postponement of Payments, p. 38 and The Fixed Account - Allocations and Withdrawals, p. 42.) The Policyowner may decide the form in which the benefits will be paid. During the insured’s lifetime, the Policyowner may arrange for the death benefits to be paid in a lump sum or under one or more of the settlement options described below. These choices are also available if the Policy is surrendered or matures. If no election is made, Western Reserve will pay the benefits in a lump sum.

When death benefits are payable in a lump sum, the Beneficiary may select one or more of the settlement options. If death benefits become payable under a settlement option and the Beneficiary has the right to withdraw the entire amount, the Beneficiary may name and change contingent beneficiaries.

Settlement Options. Policyowners and Beneficiaries subject to a prior election of the Policyowner, may elect to have benefits paid in a lump sum or in accordance with a variety of settlement options offered under the Policy. Once a settlement option is in effect, there will no longer be value in the Series

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Account or the Fixed Account Western Reserve may make other settlement options available in the future. The effective date of a settlement provision will be either the date of Surrender or the date of death of the insured. For additional information concerning these options, see the Policy itself.

Option A - Payments for a Fixed Period. The proceeds plus interest will be paid in equal monthly installments for the period chosen until the Fund has been paid in full. The period chosen may not exceed 30 years.

Option B - Life Income. The proceeds will be paid in equal installments for the guaranteed payment period elected and continue for the life of the person on whose life the option is based. Such installments will be payable: (a) during the lifetime of the payee; or (b) during a fixed period certain and for the remaining lifetime of the payee; or (c) until the sum of installments paid equals the proceeds applied and for the remaining life of the payee. Guaranteed payment periods may be elected for 5 and 10 years, or the period in which the total payments will equal the amount retained.

Option C - Joint and Survivor Life Income. The proceeds will be paid during the joint lifetime of two persons and (a) continue upon the death of the first payee for the remaining lifetime of the survivor or (b) be reduced by one-third upon the death of the first payee and continue for the remaining lifetime of the survivor.

GENERAL PROVISIONS

Postponement of Payments

General. Payment of any amount from the Series Account upon complete Surrender, Cash Withdrawal, Policy loan, or benefits payable at death or maturity may be postponed whenever: (i) the New York Stock Exchange is closed other than customary weekend and holiday closing, or trading on the New York Stock Exchange is restricted as determined by the Commission; (ii) the Commission by order permits postponement for the protection of Policyowners; or (iii) an emergency exists, as determined by the Commission, as a result of which disposal of securities is not reasonably practicable or it is not reasonably practicable to determine the value of the Series Account’s net assets. Transfers may also be postponed under these circumstances. For restrictions applicable to payments from the Fixed Account, see The Fixed Account - Allocations and Withdrawals, p. 42.

Payment by Check. Payments under the Policy of any amounts derived from premiums paid by check or bank draft may be delayed until such time as the check or bank draft has cleared the Policyowner’s bank.

The Contract

The Policy and attached copy of the application and any supplemental applications are the entire contract. Only statements in the application and any supplemental applications can be used to void the Policy or defend a claim. The statements are considered representations and not warranties. No Policy provision can be waived or changed except by endorsement. Only the President or Secretary of Western Reserve can agree to change or waive any provisions of the Policy.

Suicide

If the insured, while sane or insane, commits suicide within two years after the Policy Date, Western Reserve will pay only the premiums received, less any Cash Withdrawals and outstanding indebtedness.

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In the event of Lapse of the Policy, the suicide period will be measured from the effective date of reinstatement. If the insured, while sane or insane, commits suicide within two years after the effective date of any increase in insurance or any reinstatement, Western Reserve’s total liability with respect to such increase or reinstatement will be the cost of insurance charges deducted for such increase or reinstatement.

Incontestability

Western Reserve cannot contest the Policy as to the Initial Specified Amount after it has been in force during the lifetime of the insured for two years from the Policy Date. A new two year contestability period will apply to each increase in Specified Amount beginning on the effective date of each such increase and will apply to statements made in the application for the increase. If the Policy is reinstated, a new two year contestability period (apart from any remaining contestability period) will apply from the date of the application for reinstatement and will apply only to statements made in the application for reinstatement.

Change of Owner or Beneficiary

The Beneficiary, as named in the Policy application or subsequently changed, will receive the Policy benefits at the insured’s death. If the named Beneficiary dies before the insured, the contingent beneficiary, If named, becomes the Beneficiary. If no Beneficiary survives the insured, the benefits payable at the insured’s death will be paid to the Policyowner or the Policyowner’s estate. As long as the Policy is in Force, the Policyowner or Beneficiary may be changed by written request from the Policyowner in a form acceptable to Western Reserve. The Policy need not be returned unless requested by Western Reserve. The change will take effect as of the date the request is signed, whether or not the insured is living when the request is received by Western Reserve. Western Reserve will not, however, be liable for any payment made or action taken before receipt of the request.

Assignment

The Policy may be assigned by the Policyowner. Western Reserve will not be bound by the assignment until a written copy has been received at its Office and will not be liable with respect to any payment made prior to that time. Western Reserve assumes no responsibility for determining whether an assignment is valid or the extent of the assignee’s interest.

Misstatement of Age or Sex

If the age or sex of the insured has been misstated, the death benefit will be adjusted based on what the cost of insurance charge for the most recent monthly deduction would have purchased based on the correct age and sex.

Reports and Records

Western Reserve will maintain all records relating to the Series Account and the Fixed Account. Western Reserve will mail to Policyowners, at their last known address of record, any reports required by any applicable law or regulation.

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Optional Insurance Benefits

Subject to certain requirements, one or more of the following optional insurance benefits may be added to a Policy by rider. The cost of any optional insurance benefits will be deducted as part of the monthly deduction. (See Charges and Deductions - Cash Value Charges, p. 31.)

Children’s Insurance Rider: Provides level term insurance on the insured’s children, as defined in the rider. Under the terms of the rider, the death benefit will be payable to the Beneficiary stated in the rider upon the death of any insured child. Upon receipt of proof of the primary insured’s death, each child’s protection may be converted to any permanent premium paying plan of insurance on an Attained Age basis.

Accidental Death Benefit Rider: Provides additional insurance if the insured’s death results from accidental bodily injury, as defined in the rider. Under the terms of the rider, the additional benefits provided in the rider will be paid upon receipt of proof by Western Reserve that death resulted directly and independently of all other causes through external, violent and accidental means; occurred within 90 days from the date of accident causing such injuries; and occurred while the rider was In Force. The rider will terminate on the earliest of the Policy Anniversary nearest the insured’s 70th birthday, the date the Policy terminates, and the Monthiversary on which the rider is terminated on request by the Policyowner.

Increase In Specified Amount Rider: Provides increases in the Specified Amount of the Policy on specified option dates without additional proof of insurability. Under the terms of the rider, an increase in the Specified Amount will automatically occur on an option date upon written request submitted to Western Reserve within 60 days prior to such option date. An option date is each anniversary nearest the Policyowner’s 25th, 28th, 31st, 34th, 37th and 40th birthdays. The amount of the increase will be the option amount specified in the Policy.

Other Insured Rider: Provides that Western Reserve will pay the face amount of the rider to the Beneficiary stated in the rider upon receipt of due proof of the other insured’s death. On any Monthiversary while the rider is In Force, the Policyowner may exchange the rider without evidence of insurability for a new policy on the other insured’s life upon written request subject to the following: (a) the rider has not reached the Anniversary nearest the other insured’s 70th birthday; (b) the new policy is on any permanent plan of insurance then offered by Western Reserve; (c) the amount of insurance upon conversion will equal the face amount then In Force under the rider; and (d) the payment of the premium based on the other insured’s rate class under the rider.

Disability Waiver Rider: Provides a waiver of the monthly deductions for the Policy while the insured is disabled. Under the terms of the rider, the total monthly deductions will be waived upon receipt of proof adequate to Western Reserve that: the insured is totally disabled, as defined in the rider, the disability commenced while the rider was In Force, the disability began before the anniversary nearest the insured’s 60th birthday, and total disability continued without interruption for six months. No monthly deduction will be waived which falls due more than one year prior to receipt by Western Reserve of written notice of a claim.

Disability Waiver and Income Rider: Provides the identical benefit as the Disability Waiver Rider and, in addition, a monthly income benefit up to a maximum 120 monthly payments.

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Primary Insured Rider: Provides the payment of the face amount of the rider upon receipt by Western Reserve of written notice that the primary Insured’s death occurred while the rider was In Force. On any Monthiversary while the rider is In Force, the Policyowner may exchange the rider without evidence of insurability for a new policy on the primary insured’s life. Such new policy will be issued upon written request subject to the following: (a) the rider has not reached the Anniversary nearest the primary Insured’s 70th birthday; (b) the new policy is on any permanent plan of Insurance then offered by Western Reserve; (c) the amount of insurance upon conversion will equal the face amount then In Force under the rider; and (d) the payment of the premium based on the primary Insured’s rate class under the rider.

THE FIXED ACCOUNT

A Policyowner may allocate net premiums and transfer Cash Value to the Fixed Account, which is part of Western Reserve’s General Account. Because of exemptive and exclusionary provisions, interests in the Fixed Account have not been registered under the Securities Act of 1933 and neither the Fixed Account nor the General Account has been registered as an investment company under the 1940 Act. Accordingly, neither the Fixed Account, the General Account nor any interests therein are generally subject to the provisions of these Acts and Western Reserve has been advised that the staff of the Commission has not reviewed the disclosures in this Prospectus relating to the Fixed Account. Disclosures regarding the Fixed Account may, however, be subject to certain generally applicable provisions of the Federal securities laws relating to the accuracy and completeness of statements made in prospectuses.

The portion of the Cash Value allocated to the Fixed Account (the “Fixed Account Value”) will be credited with rates of interest, as described below. Because the Fixed Account Value becomes part of Western Reserve’s General Account, Western Reserve assumes the risk of investment gain or loss on this amount. All assets in the General Account are subject to Western Reserve’s general liabilities from business operations.

Minimum Guaranteed and Current Interest Rates

The Fixed Account Value, including the Loan Reserve, is guaranteed to accumulate at a minimum effective annual interest rate of 4%. Western Reserve presently credits the Fixed Account Value with current rates in excess of the minimum guarantee but it is not obligated to do so. These current interest rates are influenced by, but do not necessarily correspond to, prevailing general market interest rates. Because Western Reserve, at its sole discretion, anticipates changing the current interest rate from time to time, different allocations to and from the Fixed Account Value will be credited different current interest rates.

Western Reserve further guarantees that when a higher current interest rate is declared on an allocation to the Fixed Account Value, that higher interest rate will be guaranteed on such allocation for at least a one year period (the “Guarantee Period”), unless the Cash Value associated with an allocation has been transferred to the Loan Reserve. Western Reserve reserves the right to apply a different current interest rate to that part of the Cash Value equal to the Loan Reserve. At the end of the Guarantee Period, Western Reserve reserves the right to declare a new current interest rate on such allocation and accrued interest thereon (which may be a different current interest rate than the current interest rate on new allocations to the Fixed Account Value on that date). The rate declared on such allocation and accrued interest thereon at the end of each Guarantee Period will be guaranteed again

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for another Guarantee Period. At the end of any Guarantee Period, any interest credited on the Policy’s Cash Value in the Fixed Account in excess of the minimum guaranteed rate of 4% per year will be determined in the sole discretion of Western Reserve. The Policyowner assumes the risk that interest credited may not exceed the guaranteed minimum rate.

Allocations from the Fixed Account Value to provide: a) Cash Withdrawal amounts, b) transfers to the Series Account, or c) monthly deduction charges are currently, for the purpose of crediting interest, accounted for on a last in, first out (“LIFO”) method.

Western Reserve reserves the right to change the method of crediting interest from time to time, provided that such changes will not have the effect of reducing the guaranteed rate of interest below 4% per annum or shorten the Guarantee Period to less than one year.

Fixed Account Value

At the end of any Valuation Period, the Fixed Account Value is equal to:

1.	The sum of all Net Premium payments allocated to the Fixed Account; plus

2.	Any amounts transferred from a Sub-Account to the Fixed Account; plus

3.	Total interest credited to the Fixed Account; minus

4.	Any amounts charged to pay for monthly deductions as they are due; minus

5.	Any Cash Withdrawals or surrenders from the Fixed Account; minus

6.	Any amounts transferred to a Sub-Account from the Fixed Account.

Allocations and Withdrawals

Net Premium payments and transfers to the Fixed Account will be allocated to the Fixed Account on the first Valuation Date on or following the date Western Reserve receives the payment or transfer request at its Office, except that any allocation of any net premium received prior to the Policy Date will take place on the Policy Date (or the Record Date if later).

For transfers from the Fixed Account to a Sub-Account, Western Reserve reserves the right to require that transfer requests be in writing and received at Western Reserve’s Office within 30 days of a Policy Anniversary. Under Western Reserve’s current procedures, the transfer will take effect on the later of the Policy Anniversary date or the first Valuation Date on or following the date written request is received at Western Reserve’s Office. No transfer charge will apply to transfers from the Fixed Account to a Sub-Account. Amounts may be withdrawn from the Fixed Account for Cash Withdrawals and Surrenders only upon written request of the Policyowner and are subject to any applicable requirement for a signature guarantee. (See Policy Rights - Surrender Privileges, p. 36.) Western Reserve further reserves the right to defer payment of transfers, Cash Withdrawals, or Surrenders from the Fixed Account for up to six months. In addition, Policy provisions relating to transfers, Cash Withdrawals or Surrenders from the Series Account will also apply to Fixed Account transactions.

DISTRIBUTION OF THE POLICIES

The Policy will be sold by individuals who, in addition to being licensed as life insurance agents for Western Reserve, are also registered representatives of InterSecurities, Inc., an affiliate of Western

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Reserve and the principal underwriter of the Policies, or of broker-dealers who have entered into written sales agreements with the principal underwriter. InterSecurities, Inc. is registered with the Commission under the Securities Exchange Act of 1934 as a broker-dealer and is a member of the National Association of Securities Dealers, Inc. No amounts have been retained by InterSecurities, Inc. for acting as principal underwriter for the Policies. The maximum sales commission payable to Western Reserve agents or other registered representatives will be approximately 3.5% of all premium payments. In addition, certain production, persistency and managerial bonuses may be paid.

FEDERAL TAX MATTERS

Introduction

The ultimate effect of Federal Income taxes on the Cash Value and on the economic benefit to the Policyowner or Beneficiary depends on Western Reserve’s tax status and upon the tax status of the individual concerned. The discussion contained herein is general in nature and is not intended as tax advice. For complete information on Federal and state tax considerations, a qualified tax adviser should be consulted. No attempt is made to consider any applicable state or other tax laws. Because the discussion herein is based upon Western Reserve’s understanding of Federal income tax laws as they are currently interpreted, Western Reserve cannot guarantee the tax status of any Policy. No representation is made regarding the likelihood of continuation of the current Federal Income tax laws, Treasury Regulations, or of the current interpretations by the internal Revenue Service (“IRS”). Western Reserve reserves the right to make changes to the Policy in order to assure that it will continue to qualify as life insurance for tax purposes.

Tax Charges

At the present time. Western Reserve makes no charge for any Federal, state or local taxes (other than premium taxes) that the Company incurs that may be attributable to such Account or to the Policies. Western Reserve, however, reserves the right in the future to make a charge for any such tax or other economic burden resulting from the application of the tax laws that it determines to be properly attributable to the Series Account or to the Policies.

Tax Status of the Policy

Section 7702 of the Code sets forth a definition of a life insurance contract for Federal tax purposes. The Secretary of the Treasury (the “Treasury”) has recently issued proposed regulations that would specify what will be considered reasonable mortality charges under Section 7702. Guidance as to how Section 7702 is to be applied is, however, limited. If a policy were determined not to be a life insurance contract for purposes of Section 7702, such policy would not provide most of the tax advantages normally provided by a life insurance policy.

With respect to a Policy that is issued on the basis of a rate class using non-smoker ultimate select, non-smoker select, smoker ultimate standard, or smoker standard guaranteed rates, while there is some uncertainty due to the limited guidance on Section 7702, Western Reserve nonetheless believes that such a Policy should meet the Section 7702 definition of a life insurance contract. With respect to a Policy entered into after October 20, 1988, that is issued on a substandard rate class, there is even less guidance to determine whether such a Policy meets the Section 7702 definition of a life insurance contract. Thus, it is not clear whether or not such a Policy would satisfy Section 7702, particularly if the Policyowner pays the full amount of premiums permitted under the Policy. If it is subsequently

43

determined that a Policy does not satisfy Section 7702, Western Reserve will take whatever steps are appropriate and reasonable to attempt to cause such a Policy to comply with Section 7702, Including possibly refunding any premiums paid that exceed the limitation allowable under Section 7702 (together with Interest or other earnings on any such premiums refunded as required by law). For these reasons, Western Reserve reserves the right to modify the Policy as necessary to attempt to qualify it as a life insurance contract under Section 7702.

Section 817(h) of the Code authorizes the Treasury to set standards by regulation or otherwise for the investments of the Series Account to be “adequately diversified” in order for the Policy to be treated as a life insurance contract for Federal tax purposes. The Series Account, through the Fund, intends to comply with the diversification requirements prescribed by the Treasury in Reg. sec. 1.817-5, which affect how the Fund’s assets may be Invested. Western Reserve believes that the Fund will be operated in compliance with the requirements prescribed by the Treasury.

In certain circumstances, owners of variable life insurance policies may be considered the owners, for Federal income tax purposes, of the assets of the separate account used to support their policies. In those circumstances, income and gains from the separate account assets would be includible in the owner’s gross income. The IRS has stated in published rulings that the owner of a variable life insurance policy will be considered the owner of separate account assets if the owner possesses incidents of ownership in those assets, such as the ability to exercise investment control over the assets. The Treasury Department also announced, in connection with the issuance of regulations concerning diversification, that those regulations “do not provide guidance concerning the circumstances in which investor control of the investment of a segregated asset account may cause the investor (i.e., the policyowner), rather than the insurance company, to be treated as the owner of the assets in the account.” This announcement also stated that guidance would be issued by way of regulations or rulings on the “extent to which policyholders may direct their investments to particular sub-accounts without being treated as owners of the underlying assets.” As of the date of this Prospectus, no such guidance has been issued.

The ownership rights under the Policy are similar to, but different in certain respects from, those described by the IRS in rulings in which it was determined that policyowners were not owners of separate account assets. For example, the Policyowner has additional flexibility in allocating premium payments and Policy values. These differences could result in a Policyowner being treated as the owner of a pro rata portion of the assets of the Series Account. In addition, Western Reserve does not know what standards will be set forth, if any, in the regulations or rulings which the Treasury Department has stated it expects to issue. Western Reserve therefore reserves the right to modify the Policy as necessary to attempt to prevent a Policyowner from being considered the owner of a pro rata share of the asset of the Series Account.

The following discussion assumes that the Policy will qualify as a life insurance contract for Federal income tax purposes.

Tax Treatment of Policy Benefits

1.

In general. Western Reserve believes that the proceeds and Cash Value Increases of a Policy should be treated in a manner consistent with a fixed-benefit life insurance policy for Federal income tax purposes. Thus, the death benefit under the Policy should be excludable from the gross income of the Beneficiary under section 101(a)(1) of the Code.

44

The exchange of the Policy, a change of the Policy’s Specified Amount, a change in death benefit options, the taking of a Policy loan, an unscheduled premium payment, a Policy Lapse with an outstanding loan, an exchange or assignment of the Policy, a partial surrender or a total surrender may have tax consequences depending on the circumstances. In addition, Federal estate and state and local estate, inheritance, and other tax consequences of ownership or receipt of Policy proceeds depend upon the circumstances of each Owner or Beneficiary. A competent tax adviser should be consulted for further information.

Generally, the Owner will not be deemed to be in constructive receipt of the Cash Value, including increments thereof, under the Policy until there is a distribution. The tax consequences of distributions from, and loans taken from, or secured by, a Policy depend on whether the Policy is classified as a “modified endowment contract” under Section 7702A.

2.

Modified Endowment Contracts. A Policy entered into after June 20, 1988 may be treated as a modified endowment contract depending upon the amount of premiums paid in relation to the death benefit provided under such Policy. The premium limitation rules for determining whether such a Policy is a modified endowment contract are extremely complex, In general, however, a Policy will be a modified endowment contract if the accumulated premiums paid at any time during the first seven Policy years exceeds the sum of the net level premiums which would have been paid on or before such time if the Policy provided for paid-up future benefits after the payment of seven level annual premiums. In addition, if a Policy (regardless of when it was entered into) is “materially changed,” it may cause such Policy to be treated as a modified endowment contract. The material change rules for determining whether a Policy is a modified endowment contract are also extremely complex. In general, however, the determination whether a Policy will be a modified endowment contract after a material change depends upon the relationship of the death benefit at the time of change to the Cash Value at the time of such change and the additional premiums paid in the seven Policy years starting with the date on which the material change occurs.

Due to the Policy’s premium structure, Western Reserve believes that most Policies will be treated as modified endowment contracts. Accordingly, a prospective Policyowner should contact a competent tax adviser before purchasing a Policy to determine the circumstances under which the Policy would be a modified endowment contract. In addition, a current Policyowner should contact a competent tax adviser before making any change to, including an exchange of, a Policy to determine whether such change would cause the Policy (or the new policy in the case of an exchange) to be treated as a modified endowment contract.

3.

Distributions from Policies Classified as Modified Endowment Contracts. Policies classified as modified endowment contracts will be subject to the following tax rules: First, all pre-death distributions from such a Policy (including distributions upon surrender and benefits paid at maturity, as well as distributions made in anticipation of the Policy becoming a modified endowment contract) are treated as ordinary income subject to tax up to the amount equal to the excess (if any) of the Cash Value immediately before the distribution over the investment in the Policy (described below) at such time. Second, loans taken from, or secured by, such a Policy are treated as distributions from such a Policy and taxed accordingly. (Unpaid Policy loan interest will be treated as a loan for these purposes.) Third, a 10% additional income tax is imposed on the portion of any distribution from, or loan taken from, or secured by, such a Policy

45

that is included in Income except where the distribution or loan is made on or after the Owner attains age 59 1⁄2, is attributable to the Owner’s becoming disabled, or is part of a series of substantially equal periodic payments for the life (or life expectancy) of the Owner or the joint lives (or joint life expectancies) of the Owner and the Owner’s Beneficiary.

4.

Distributions from Policies not Classified as Modified Endowment Contracts. Distributions from a Policy that is not classified as a modified endowment contract are generally treated as first recovering the investment in the Policy (described below) and then, only after the return of all such investment in the Policy, as distributing taxable income. An exception to this general rule occurs in the case of a partial withdrawal, decrease in the Policy’s death benefit or any other change that reduces benefits under the Policy in the first 15 years after the Policy is issued and that results in a cash distribution to the Owner in order for the Policy to continue complying with the Section 7702 definitional limits. Such a cash distribution will be taxed in whole or in part as ordinary income (to the extent of any gain in the Policy) under rules prescribed in Section 7702.

Loans from, or secured by, a Policy that is not a modified endowment contract are not treated as distributions. Instead, such loans are treated as indebtedness of the Owner.

Finally, distributions (including distributions upon Surrender or Lapse) or loans from, or secured by, a Policy that is not a modified endowment contract are not subject to the 10% additional income tax.

5.

Policy loan interest. Generally, Interest paid on any loan under a Policy which is owned by an individual is not deductible. In addition, interest on any loan under a Policy owned by a taxpayer and covering the life of any individual who is an officer of or is financially interested in the business carried on by that taxpayer will not be tax deductible to the extent the aggregate amount of such loans with respect to Policies covering such individuals exceeds $50,000. No amount of Policy loan interest is, however, deductible if the Policy were deemed for Federal tax purposes to be a single premium life insurance contract. The deductibility of Policy loan interest may be further limited by other provisions of the Code. The Policyowner should consult a competent tax adviser as to whether Policy loan interest will be deductible.

6.

Investment in the Policy. Investment in the Policy means (i) the aggregate amount of any premiums or other consideration paid for a Policy, minus (ii) the aggregate amount received under the Policy which is excluded from the gross income of the Policyowner (except that the amount of any loan from, or secured by, a Policy that is a modified endowment contract, to the extent such amount is excluded from gross income, will be disregarded), plus (iii) the amount of any loan from, or secured by, a Policy that is a modified endowment contract to the extent that such amount is included in the gross income of the Owner.

7.

Multiple Policies. All modified endowment contracts that are issued by Western Reserve (or its affiliates) to the name Policyowner during any calendar year are treated as one modified endowment contract for purposes of determining the amount includable in gross income under section 72(e) of the Code.

Employment-Related Benefit Plans

On July 6, 1983, the Supreme Court held in Arizona Governing Committee v. Norris that optional annuity benefits provided under an employer’s deferred compensation plan could not, under Title VII of

46

the Civil Rights Act of 1964, vary between men and women on the basis of sex. The Policies described in this Prospectus contain guaranteed purchase rates for certain payment options that generally distinguish between men and women. Accordingly, employers and employee organizations should consider, in consultation with their legal counsel, the impact of Norris, and Title VII generally, on any employment-related insurance or benefit program for which a Policy may be purchased.

SAFEKEEPING OF THE SERIES ACCOUNT’S ASSETS

Western Reserve holds the assets of the Series Account. The assets are kept physically segregated and held separate and apart from the General Account. Western Reserve maintains records of all purchases and redemptions of Fund shares by each of the Sub-Accounts. Additional protection for the assets of the Series Account is provided by a blanket fidelity bond issued to AEGON U.S. Holding Corporation (“AEGON U.S.”) and its affiliates, including Western Reserve, in the amount of $5 million (subject to a $1 million deductible), covering all of the employees of AEGON U.S. and its affiliates, to include Western Reserve. A Stockbrokers Blanket Bond, issued to AEGON U.S., providing fidelity coverage, covers the activities of registered representatives of interSecurities, Inc. to a limit of $5,000,000, subject to a $100,000 deductible.

VOTING RIGHTS OF THE SERIES ACCOUNT

To the extent required by law, Western Reserve will vote the Fund shares held in the Series Account at shareholder meetings of the Fund in accordance with instructions received from persons having voting interests in the corresponding Sub-Accounts of the Series Account. Except as required by the 1940 Act, the Fund does not hold regular or special shareholder meetings. If the 1940 Act or any regulation thereunder should be amended or if the present interpretation thereof should change, and as a result Western Reserve determines that it is permitted to vote the Fund shares in its own right, it may elect to do so.

The number of votes which a Policyowner has the right to instruct will be calculated separately for each Sub-Account. The number of votes which each Policyowner has the right to instruct in each Sub-Account will be determined by dividing a Policy’s Cash Value in that Sub-Account by $100. Fractional shares will be counted. The number of votes of the portfolio which the Policyowner has the right to instruct will be determined as of the date coincident with the date established by that portfolio for determining shareholders eligible to vote at the meeting of the Fund. Voting instructions will be solicited by written communications prior to such meeting in accordance with procedures established by the Fund.

Western Reserve will vote Fund shares as to which no timely instructions are received and Fund shares which are not attributable to Policyowners in proportion to the voting instructions which are received with respect to all Policies participating in that Portfolio. Voting instructions to abstain on any Item to be voted upon will reduce the votes eligible to be cast by Western Reserve.

Each person having a voting interest in a Sub-Account will receive proxy materials, reports and other materials relating to the appropriate Portfolio.

Disregard of Voting Instructions. Western Reserve may, when required by state insurance regulatory authorities, disregard voting instructions if the instructions require that the shares be voted so as to cause a change in the sub-classification or investment objective of the Fund or one or more of its Portfolios or to approve or disapprove an investment advisory contract for a Portfolio of the Fund. In addition, Western Reserve itself may disregard voting instructions in favor of changes initiated by a

47

Policyowner in the investment policy or the investment adviser of a Portfolio of the Fund if Western Reserve reasonably disapproves of such changes. A change would be disapproved only if the proposed change is contrary to state law or prohibited by state regulatory authorities or Western Reserve determined that the change would have an adverse effect on its General Account in that the proposed investment policy for a Portfolio may result in overly speculative or unsound investments. In the event Western Reserve does disregard voting instructions, a summary of that action and the reasons for such action will be included in the next annual report to Policyowners.

STATE REGULATION OF WESTERN RESERVE

As a life insurance company organized and operated under Ohio law, Western Reserve is subject to provisions governing such companies and to regulation by the Ohio Commissioner of Insurance.

Western Reserve’s books and accounts are subject to review and examination by the Ohio Insurance Department at all times and a full examination of its operations is conducted by the National Association of Insurance Commissioners at least once every three years.

REINSURANCE

Western Reserve Intends to reinsure a portion of the risks assumed under the Policies.

EXECUTIVE OFFICERS AND DIRECTORS OF WESTERN RESERVE

Name and Position(s) With Western Reserve(1)	Principal Occupation(s) Last Five Years
JOHN R. KENNEY Chairman of the Board of Directors, President and Chief Executive Officer	Chairman of the Board of Directors (1987 - present) and Chief Executive Officer (1982 - present), President (1978 - 1987 and December, 1992 - present). Director (1978 - present), Western Reserve Life Assurance Co. of Ohio; Chairman of the Board of Directors (1985 - present), President (March, 1993 - present) WRL Series Fund, Inc.; Chairman of the Board of Directors and Chief Executive Officer (1988 to February, 1991), President (1988 - 1989), Director (1976 to February, 1991), Executive Vice President (1972 - 1988), Pioneer Western Corporation (financial services), Largo, Florida; President and Director (1985 to September, 1990) and Director (December, 1990 to present) Idex Management, Inc. (investment adviser), Largo, Florida; Trustee (1987 - present), Chairman (December, 1989 to September, 1990 and November, 1990 to present) and President and Chief Executive Officer (November, 1988 to September, 1990), IDEX Fund, IDEX II Series Fund, IDEX Fund 3 and IDEX Total Income Trust (investment companies), all of Largo, Florida.

(1)	The principal business address of each person listed, unless otherwise indicated is Western Reserve Life Assurance Co. of Ohio, P.O. Box 5088, Clearwater, Florida 34818-5068.

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Name and Position(s) With Western Reserve(1)	Principal Occupation(s) Last Five Years
RICHARD B. FRANZ, II Senior Vice President, Chief Financial Officer and Treasurer	Senior Vice President, Chief Financial Officer (1987 - present) and Treasurer (1988 - present), Western Reserve Life Assurance Co. of Ohio; Senior Vice President and Treasurer (1988 to February, 1991), Pioneer Western Corporation (financial services), Largo, Florida; Treasurer (1988 to September, 1990 and November, 1990 to present), IDEX Fund, IDEX II Series Fund, IDEX Fund 3 and IDEX Total Income Trust (investment companies), all of Largo, Florida; Treasurer (1988 - present), WRL Series Fund, Inc.

ALAN M. YAEGER Executive Vice President and Actuary	Executive Vice President (June, 1993 - present), Senior Vice President (1981 - June, 1993) and Actuary (1972 - present), Western Reserve Life Assurance Co. of Ohio; Executive Vice President (September, 1993 - present), WRL Series Fund, Inc.

WILLIAM H. GEIGER Senior Vice President, Secretary and General Counsel	Senior Vice President, Secretary and General Counsel (July, 1990 to present), Western Reserve Life Assurance Co. of Ohio; Vice President, Secretary and General Counsel of Pioneer Western Corporation and Secretary of its subsidiaries (May, 1990 to February, 1991); Vice President and Assistant Secretary (November, 1990 to present) and Secretary (June, 1990 to September, 1990) of IDEX Fund, IDEX II Series Fund, IDEX Fund 3 and IDEX Total Income Trust (financial services), all of Largo, Florida; Secretary and General Counsel of Orange State Life and Health Insurance Company, and its affiliates, Largo, Florida (March, 1980 to April, 1990).

G. JOHN HURLEY Executive Vice President	Executive Vice President (June, 1993 - present), Western Reserve Life Assurance Co. of Ohio; Executive Vice President (June, 1993 - present), WRL Series Fund, Inc.; President and Chief Executive Officer (September, 1990 - present), Trustee (June, 1990 - present) and Executive Vice President (June, 1988 - September, 1990) of IDEX Fund, IDEX II Series Fund, IDEX Fund 3 and IDEX Total Income Trust; Assistant Vice President of AEGON USA Managed Portfolios, Inc. (September, 1991 - August, 1992); Vice President of Pioneer Western Corporation (May, 1988 - February, 1991).

(1)	The principal business address of each person listed, unless otherwise indicated is Western Reserve Life Assurance Co. of Ohio, P.O. Box 5068, Clearwater, Florida 34618-5068.

49

Name and Position(s) With Western Reserve(1)	Principal Occupation(s) Last Five Years
ALLAN J. HAMILTON Vice President and Controller	Vice President and Controller (1987 - present), Assistant Vice President and Assistant Controller (1983 -1987), Western Reserve Life Assurance Co. of Ohio; Vice President and Controller (1988 to February, 1991), Pioneer Western Corporation (financial services), Largo, Florida.

PATRICK S. BAIRD Director 4333 Edgewood Road, NE Cedar Rapids, Iowa 52499	Director (February, 1991 to present), Western Reserve Life Assurance Co. of Ohio; Vice President (1984 - present), Chief Financial Officer (1992 - present) AEGON USA, Inc., formerly known as Life Investors, Inc., (financial services holding company), Cedar Rapids, Iowa.

DWIGHT I. HURD Director 366 East Broad Street Columbus, Ohio 43215	Director (1989 - present), Western Reserve Life Assurance Co. of Ohio; Attorney at Law (admitted in Ohio, 1959); Of Counsel (1992 – present) Carlile Patchan & Murphy, Columbus, Ohio; Partner (1964 -1992), Co-Managing Director (1987 -1992), Emens, Hurd Kegler & Ritter Co., L.P.A., Columbus, Ohio; Director (1983 - present), Ohio State Life Insurance Company, Columbus, Ohio.

JACK E. ZIMMERMAN Director 507 St. Michel Circle Kettering, Ohio 45429	Director (1987 - present), Western Reserve Life Assurance Co. of Ohio; Trustee, IDEX Fund, IDEX II Series Fund, IDEX Fund 3 and IDEX Total Income Trust (investment companies); Director, Regional Marketing, (1986 - January, 1993), Martin Marietta Corporation, Dayton, Ohio.

(1)	The principal business address of each person listed, unless otherwise indicated is Western Reserve Life Assurance Co. of Ohio, P.O. Box 5088, Clearwater, Florida 34618-5068.

LEGAL MATTERS

Sutherland, Asbill & Brennan, Washington, D.C., has provided advice on certain legal matters concerning Federal securities laws in connection with the Policies. All matters of Ohio law pertaining to the Policy, including the validity of the Policy and Western Reserve’s right to issue the Policy under Ohio Insurance Law, have been passed upon by William H. Geiger, Senior Vice President, Secretary and General Counsel of Western Reserve.

LEGAL PROCEEDINGS

There are no legal proceedings to which the Series Account is a party or to which the assets of the Series Account are subject. Western Reserve is not involved in any litigation that is of material importance in relation to its total assets or that relates to the Series Account.

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EXPERTS

The financial statements of WRL Series Life Account as of December 31, 1993 and 1992 and for the years then ended have been included herein in reliance upon the report of Price Waterhouse, independent certified public accountants, and upon the authority of that firm as experts in accounting and auditing.

The financial statements of Western Reserve Life Assurance Co. of Ohio at December 31, 1993 and 1992 and for the three years in the period ended 1993, appearing in this Prospectus and registration statement have been audited by Ernst & Young, independent auditors, as set forth in their report thereon appearing elsewhere herein which is based in part on the report of Price Waterhouse, independent auditors. The financial statements referred to above are included in reliance upon such reports given upon the authority of such firms as experts in accounting and auditing.

Actuarial matters included in this Prospectus have been examined by Alan Yaeger as stated in the opinion filed as an exhibit to the registration statement.

ADDITIONAL INFORMATION

A registration statement has been filed with the Commission, under the Securities Act of 1933, as amended, with respect to the Policy offered hereby. This Prospectus does not contain all the information set forth in the registration statement and the amendments and exhibits to the registration statement, to all of which reference is made for further information concerning the Series Account, Western Reserve and the Policy offered hereby. Statements contained in this Prospectus as to the contents of the Policy and other legal instruments are summaries. For a complete statement of the terms thereof, reference is made to such instruments as filed.

INFORMATION ABOUT WESTERN RESERVE’S FINANCIAL STATEMENTS

The financial statements of Western Reserve which are included in this Prospectus (see p. 52) should be considered only as bearing on the ability of Western Reserve to meet its obligations under the Policies. They should not be considered as bearing on the investment performance of the assets held in the Series Account.

Financial statements for Western Reserve for the years ended December 31, 1993, 1992 and 1991 have been prepared on the basis of statutory accounting principles, rather than generally accepted accounting principles (“GAAP”).

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APPENDIX A

ILLUSTRATION OF BENEFITS

The tables in Appendix A illustrate the way in which a Policy operates. They show how the death benefit, Cash Value and Net Surrender Value of a Policy issued with an insured of a given age and a given Initial Premium could vary over an extended period of time assuming hypothetical gross rates of return equivalent to constant after tax annual rates of 0%, 6% and 12%. The tables illustrate the Policy values that would result based on the assumptions that the premium is paid as indicated, that the Owner has not requested an increase or decrease in the Specified Amount of the Policy, that no Cash Withdrawals or Policy loans have been made, and that less than twelve transfers per year have been made.

The death benefits, Cash Values and Net Surrender Values under a Policy would be different from those shown if the actual rate of return averages 0%, 6% or 12% over a period of years, but fluctuated above and below those averages for individual Policy years. They would also differ if any Policy loans were made during the period of time illustrated.

The illustrations on page 48 are based on a Policy for an insured who is a 55 year old male in the non-smoker Ultimate Select rate class, an Initial Premium of $10,000, a $31,000 Specified Amount (the minimum amount permitted under the Internal Revenue Code rounded to the next highest thousand dollars), and death benefit Option A. The illustrations on that page also assume cost of insurance charges based on Western Reserve’s current rates.

The illustrations on page 49 are based on the same factors as those on page 48, except that cost of insurance charges are based on the guaranteed cost of insurance rates (based on the 1980 Commissioners Standard Ordinary Mortality Table).

The amounts shown for the death benefits, Cash Values and Net Surrender Values take into account (1) the daily charge for assuming mortality and expense risks assessed against each Sub-Account which is equivalent to an annual charge of 0.90% of the average net assets of the Sub-Accounts; (2) estimated daily expenses equivalent to an effective average annual expense level of 0.87% of the average daily net assets of the Portfolios of the Fund; and (3) all applicable premium expense charges and Cash Value charges. The 0.97% expense level assumes an equal allocation of amounts among the ten Sub-Accounts and is based on an average 0.64% investment advisory fee and 1993 average normal operating expenses of 0.23%. Calculation of the average annual expense level utilized actual annual expenses incurred during 1993 for the Money Market Sub-Account (0.66%), Bond Sub-Account (0.64%), Growth Sub-Account (0.87%), and Short-to-intermediate Government Sub-Account (1.00%). Because the Equity-Income Sub-Account and the Emerging Growth Sub-Account were not in existence during the full year of 1993 (commencement of operations was March 1,1993); and the Global Sub-Account was not offered through the Policy for the year ended December 31, 1993; and the Balanced Sub-Account, Utility Sub-Account and Aggressive Growth Sub-Account had not commenced operations as of December 31, 1993, the annual expense level utilized in the calculation for each of these six Sub-Accounts is estimated to be 1.00% during 1994. During 1993, Western Reserve had undertaken to pay Fund expenses for each Portfolio to the extent normal operating expenses of a Portfolio exceeded a stated percentage of the Portfolio’s average daily net assets. Western Reserve has undertaken until April 30, 1995 to pay expenses to the extent normal operating expenses of a Portfolio exceed a stated percentage of the Portfolio’s average daily net assets. Taking into account the assumed charges of 1.82%, the

52

gross annual investment return rates of 0%, 6% and 12% are equivalent to net annual investment return rates of -1.82%, 4.18%, and 10.18%. The amounts shown for the Net Surrender Values take into account all of the above charges and, during the first ten Policy years, a contingent surrender charge, which consists of the sales charge under the Policy, a charge for premium taxes charged by various states, and a first year issue charge under the Policy.

The hypothetical returns shown in the tables are without any tax charges that may be attributable to the Series Account since Western Reserve is not currently making such charges. In order to produce after tax returns of 0%, 6% or 12% if such charges are made in the future, the Series Account would have to earn a sufficient amount in excess of 0%, 6% or 12% to cover any tax charges. (See Charges Against the Series Account - Taxes, p. 33.)

The “Premium Accumulated at 5%” column of each table shows the amount which would accumulate if an amount equal to the Initial Premium were invested to earn interest at 5% per year, compounded annually. Western Reserve will furnish, upon request, a comparable illustration reflecting the proposed Insured’s age, sex, risk classification and desired plan features.

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WESTERN RESERVE LIFE ASSURANCE CO. OF OHIO

FLEXIBLE PREMIUM VARIABLE LIFE INSURANCE

HYPOTHETICAL ILLUSTRATIONS

MALE ISSUE AGE 55

Specified Amount $31,000 Annual Premium $10,000	Ultimate Select Class Option Type A

Using Guaranteed Cost of Insurance Rates

		DEATH BENEFIT
End of Policy	Premiums Accumulated	Assuming Hypothetical Gross and Net Annual Investment Return of
Year	at 5%	0% (Gross)	6% (Gross)	12% (Gross)
		-1.82 (Net)	4.18 (Net)	10.18 (Net)
1	10,500	31,000	31,000	31,000
2	11,025	31,000	31,000	31,000
3	11,576	31,000	31,000	31,000
4	12,155	31,000	31,000	31,000
5	12,763	31,000	31,000	31,000
6	13,401	31,000	31,000	31,000
7	14,071	31,000	31,000	31,000
8	14,775	31,000	31,000	31,000
9	15,513	31,000	31,000	31,000
10	16,289	31,000	31,000	31,000
15	20,789	31,000	31,000	40,321
20(AGE 75)	26,533	*	31,000	58,618
30(AGE 85)	43,219	*	*	143,800
40(AGE 96)	70,400	*	*	335,915

		CASH VALUE			NET SURRENDER VALUE
End of Policy Year	Assuming Hypothetical Gross and Net Annual Investment Return of			Assuming Hypothetical Gross and Net Annual Investment Return of
	0% (Gross)	0% (Gross)	12% (Gross)	0% (Gross)	6% (Gross)	12% (Gross)
	-1.82 (Net)	4.18 (Net)	10.18 (Net)	-1.78% (Net)	4.22% (Net)	10.22% (Net)
1	9,595	10,180	10,785	8,695	9,920	9,885
2	9,178	10,373	11,640	8,378	9,573	10,840
3	8,745	10,547	12,573	7,945	9,747	11,773
4	8,296	10,710	13,594	7,596	10,010	12,894
5	7,826	10,860	14,711	7,126	10,160	14,011
6	7,333	10,995	15,937	6,833	10,495	15,437
7	6,811	11,110	17,284	6,411	10,710	18,884
8	6,256	11,201	18,770	5,956	10,901	18,470
9	5,661	11,264	20,412	5,481	11,064	20,212
10	5,017	11,292	22,232	5,017	11,282	22,232
15	785	10,678	34,769	785	10,678	34,759
20(AGE 75)	*	7,644	64,783	*	7,644	54,783
30(AGE 85)	*	*	138,953	*	*	136,953
40(AGE 95)	*	*	332,589	*	*	332,589

*	In the absence of an additional payment, the Policy would lapse.

THE HYPOTHETICAL INVESTMENT RATES OF RETURN SHOWN ABOVE AND ELSEWHERE IN THIS PROSPECTUS ARE ILLUSTRATIVE ONLY AND SHOULD NOT BE DEEMED A REPRESENTATION OF PAST OR FUTURE INVESTMENT RATES OF RETURN.

ACTUAL INVESTMENT RATES OF RETURN MAY BE MORE OR LESS THAN THOSE SHOWN AND WILL DEPEND ON A NUMBER OF FACTORS. INCLUDING THE INVESTMENT ALLOCATIONS BY AN OWNER AND THE DIFFERENT INVESTMENT RATES OF RETURN FOR THE FUND. THE DEATH BENEFIT. CASH VALUE AND NET SURRENDER VALUE FOR A POLICY WOULD BE DIFFERENT FROM THOSE SHOWN IF THE ACTUAL INVESTMENT RATES OF RETURN AVERAGED 0%, 6% AND 12% OVER A PERIOD OF YEARS, BUT FLUCTUATED ABOVE OR BELOW THAT AVERAGE FOR INDIVIDUAL POLICY YEARS. NO REPRESENTATION CAN BE MADE BY WESTERN RESERVE OR THE FUND THAT THESE HYPOTHETICAL INVESTMENT RATES OF RETURN CAN BE ACHIEVED FOR ANY ONE YEAR OR SUSTAINED OVER ANY PERIOD OF TIME. THIS ILLUSTRATION MUST BE PRECEDED OR ACCOMPANIED BY A CURRENT PROSPECTUS.

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WESTERN RESERVE LIFE ASSURANCE CO. OF OHIO

FLEXIBLE PREMIUM VARIABLE LIFE INSURANCE

HYPOTHETICAL ILLUSTRATIONS

MALE ISSUE AGE 55

Specified Amount $31,000 Annual Premium $10,000	Ultimate Select Class Option Type A

Using current cost of Insurance Rates

End of	Premiums	DEATH BENEFIT Assuming Hypothetical Gross and Net
Policy	Accumulated	Annual Investment Return of
Year	at 5%	0% (Gross)	6% (Gross)	12% (Gross)
		-1.82 (Net)	4.18 (Net)	10.18 (Net)
1	10,500	31,000	31,000	31,000
2	11,025	31,000	31,000	31,000
3	11,576	31,000	31,000	31,000
4	12,165	31,000	31,000	31,000
5	12,763	31,000	31,000	31,000
6	13,401	31,000	31,000	31,000
7	14,071	31,000	31,000	31,000
8	14,775	31,000	31,000	31,000
9	15,513	31,000	31,000	31,000
10	18,289	31,000	31,000	31,000
15	20,789	31,000	31,000	42,695
20(AGE 75)	26,533	31,000	31,000	62,965
30(AGE 85)	43,219	*	31,000	159,258
40(AGE 95)	70,400	*	31,000	392,755

	CASH VALUE			NET SURRENDER VALUE
End of	Assuming Hypothetical Gross and Net			Assuming Hypothetical Gross and Net
Policy Year	Annual Investment Return of			Annual Investment Return of
	0% (Gross)	6% (Gross)	12% (Gross)	0% (Gross)	0% (Gross)	12% (Gross)
	-1.82% (Net)	4.18% (Net)	10.18% (Net)	-1.82% (Net)	4.18% (Net)	10.18% (Net)
1	9,637	10,233	10,829	8,737	9,333	9,929
2	9,271	10,469	11,739	8,471	9,669	10,939
3	8,895	10,703	12,736	8,095	9,903	11,936
4	8,508	10,934	13,828	7,808	10,234	13,128
5	8,107	11,160	15,027	7,407	10,460	14,327
6	7,686	11,376	16,342	7,186	10,876	15,842
7	7,255	11,592	17,796	6,855	11,192	17,396
8	6,811	11,805	19,404	6,511	11,505	19,104
9	6,350	12,013	21,188	6,150	11,813	20,986
10	6,870	12,214	23,164	5,870	12,214	23,164
15	3,606	13,494	36,806	3,606	13,494	36,806
20(AGE 75)	703	14,676	58,846	703	14,676	58,846
30(AGE 85)	*	15,331	151,874	*	15,331	151,674
40(AGE 95)	*	7,434	388.887	*	7,434	388,867

*	In the absence of an additional payment, the Policy would lapse.

THE HYPOTHETICAL INVESTMENT RATES OF RETURN SHOWN ABOVE AND ELSEWHERE IN THIS PROSPECTUS ARE ILLUSTRATIVE ONLY AND SHOULD NOT BE DEEMED A REPRESENTATION OF PAST OR FUTURE INVESTMENT RATES OF RETURN.

ACTUAL INVESTMENT RATES OF RETURN MAY BE MORE OR LESS THAN THOSE SHOWN AND WILL DEPEND ON A NUMBER OF FACTORS, INCLUDING THE INVESTMENT ALLOCATIONS BY AN OWNER AND THE DIFFERENT INVESTMENT RATES OF RETURN FOR THE FUND. THE DEATH BENEFIT, CASH VALUE AND NET SURRENDER VALUE FOR A POLICY WOULD BE DIFFERENT FROM THOSE SHOWN IF THE ACTUAL INVESTMENT RATES OF RETURN AVERAGED 0%, 6% AND 12% OVER A PERIOD OF YEARS, BUT FLUCTUATED ABOVE OR BELOW THAT AVERAGE FOR INDIVIDUAL POLICY YEARS. NO REPRESENTATION CAN BE MADE BY WESTERN RESERVE OR THE FUND THAT THESE HYPOTHETICAL INVESTMENT RATES OF RETURN CAN BE ACHIEVED FOR ANY ONE YEAR OR SUSTAINED OVER ANY PERIOD OF TIME. THIS ILLUSTRATION MUST BE PRECEDED OR ACCOMPANIED BY A CURRENT PROSPECTUS.

55

APPENDIX B

LONG TERM MARKET TRENDS

The information below is a record of the average annual returns of common stock, high grade corporate bonds and 30-day U.S. Treasury bills over 20 year holding periods.* The average annual returns assume the reinvestment of dividends, capital gains and interest. This is a historical record and is not intended as a projection of future performance. Charges associated with a variable life policy are not reflected.

The data indicates that, historically, the investment performance of common stocks over long periods of time has been positive and has generally been superior to that of long-term, high grade debt securities. Common stocks have, however, been subject to more dramatic market adjustments over short periods of time. These trends indicate the potential advantages of holding a variable life insurance policy for a long period of time.

The following chart illustrates the average annual returns of the Standard & Poor’s Index of 500 Common Stocks (“S&P 500 Stock Index”) for each of the 20 year periods shown. These returns are compared to the average annual returns of high grade corporate bonds and U.S. Treasury bills for the same periods. (The 20-year periods selected for the chart begin in 1932 and have ending periods at five year intervals.)

AVERAGE ANNUAL RETURNS

Twenty Year Holding Periods

*

Source: (c) Stocks, Bonds, Bills and Inflation 1994 YearbookTM, lbboison Associates, Chicago (annually updates work by Roger G. lbbotson and Rex A. Sinquefield). Used with permission. All rights reserved.

56

Over the 49 20-year time periods beginning in 1926 and ending in 1993 (i.e. 1926-1945, 1927-1946, and so on through 1974-1993):

•	The average annual return of common stocks was superior to that of high grade, long-term corporate bonds in 46 of the 49 periods.

•	The average annual return of common stocks surpassed that of U.S. Treasury bills in each of the 49 periods.

•	Common stock average annual returns exceeded the average annual rate of inflation in each of the 49 periods.

From 1926 through 1993 the average annual return for common stocks was 10.3%, compared to 5.6% for high grade, long-term corporate bonds, 3.7% for U.S. Treasury bills and 3.1% for the Consumer Price Index.

The following table indicates what the death benefits and Cash Values of the following Policies would be on December 31, 1993 if they had been issued on January 1, 1973 and if a single net premium under each of the Policies had been invested in an underlying fund which had a gross annual investment performance based on the year-end S&P 500 Stock Index, adjusted to reflect the reinvestment of dividends, for each year in the period. The average annual rate of return for the S & P 500 Stock Index for the 20 year period ending December 31, 1993 was 12.76% (based on a single payment on January 1, 1973). The values shown reflect all applicable deductions from the Policies, including a deduction from invested assets of 0.87%, which is the current total of the investment advisory fee and operating expenses for 1993 of the WRL Series Fund’s Growth Portfolio. This information is not necessarily indicative of future performance.

Insured: Male Ultimate Select Class, Age 45

Initial Premium: $10,000

Specified Amount: $48,000

Death Benefit Option A

Death Benefit on 12/31/93	Cash Value on 12/31/93
$77,750	$63,729

Insured: Male Ultimate Select Class, Age 55

Initial Premium: $10,000

Specified Amount: $31,000

Death Benefit Option A

Death Benefit on 12/31/93	Cash Value on 12/31/93
$67,101	$62,711

Insured: Male Ultimate Select Class, Age 65

Initial Premium: $10,000

Specified Amount: $22,000

Death Benefit Option A

Death Benefit on 12/31/93	Cash Value on 12/31/93
$64,105	$61,052

57

PART II

UNDERTAKING TO FILE REPORTS

Subject to the terms and conditions of Section 15(d) of the Securities Exchange Act of 1934, the undersigned Registrant hereby undertakes to file with the Securities and Exchange Commission such supplementary and periodic information, documents and reports as may be prescribed by any rule or regulation of the Commission heretofore, or hereafter duly adopted pursuant to authority conferred in that section.

INDEMNIFICATION

The Iowa Code (Sections 490.850 et. seq.) provides for permissive indemnification in certain situations, mandatory indemnification in other situations, and prohibits indemnification in certain situations. The Code also specifies procedures for determining when indemnification payments can be made.

Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the Depositor pursuant to the foregoing provisions, or otherwise, the Depositor has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Depositor of expenses incurred or paid by a director, officer or controlling person in connection with the securities being registered), the Depositor will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

REPRESENTATION PURSUANT TO SECTION 26(f) (2) (A)

Transamerica Life Insurance Company represents that the aggregate charges under the Contracts are reasonable in relation to the services rendered, the expenses expected to be incurred and the risks assumed by the Company.

CONTENTS OF THE REGISTRATION STATEMENT

•	The facing sheet

•	The prospectus supplement consisting of 16 pages

•

Audited financial statements (statutory basis) as of December 31, 2019, and December 31, 2018, and for the years ended December 31, 2019, 2018 and 2017 for Transamerica Life Insurance Company, and related auditor’s reports

•

Audited financial statements (statutory basis) as of December 31, 2019, and December 31, 2018, and for the years ended December 31, 2019, 2018 and 2017 for Transamerica Premier Life Insurance Company, and related auditor’s reports

•	Audited financial statements (U.S. GAAP basis) as of December 31, 2019, and for the years ended December 31, 2019, and December 31, 2018, for WRL Series Life Account and related auditor’s report

•	Historical Documents

•	Prospectus for WRL Freedom SP Plus® dated May 1, 1994

•	Part II

•	The signatures

•	The following exhibits:

Exhibit

1. A.	(1)	(a)	Resolution establishing the separate account. (1)

		(b)	Resolution of the Board of Directors of Transamerica Life Insurance Company Approving Merger with Transamerica Premier Life Insurance Company. (13)

		(c)	Resolution of the Board of Directors of Transamerica Premier Life Insurance Company Approving Merger with Transamerica Life Insurance Company. Filed herewith (13)

	(2)	Not Applicable

	(3)	(a)	Amended and Restated Principal Underwriting Agreement between Transamerica Capital, Inc. and Transamerica Life Insurance Company, on its own and on behalf of the Separate Account. (10)

		(b)	Form of Broker/Dealer and Sales Agreement.

	(4)	Not Applicable.

	(5)	(a)	Specimen Flexible Premium Variable Life Insurance Policy (4)

	(6)	(a)	Articles of Incorporation of Transamerica Life Insurance Company. (11)

		(b)	Bylaws of Transamerica Life Insurance Company. (11)

	(7)	Not Applicable.

	(8)	(a)	Participation Agreement among Transamerica Series Trust and Transamerica Life Insurance Company, Transamerica Financial Life Insurance Company, Monumental Life Insurance Company, and Western Reserve Life Assurance Co. of Ohio dated May 1, 2013 (3)

		(b)	Amendment No. 1 dated May 1, 2013 to Participation Agreement among Transamerica Series Trust and Transamerica Life Insurance Company, Transamerica Financial Life Insurance Company, Monumental Life Insurance Company, and Western Reserve Life Assurance Co. of Ohio dated May 1, 2013 (3)

	(c)	Revision to Schedule A dated September 3, 2013 of the Participation Agreement among Transamerica Series Trust and Transamerica Life Insurance Company, Transamerica Financial Life Insurance Company, Monumental Life Insurance Company, and Western Reserve Life Assurance Co. of Ohio dated May 1, 2013 (3)

	(d)	Revision to Schedule A dated September 18, 2013 of the Participation Agreement among Transamerica Series Trust and Transamerica Life Insurance Company, Transamerica Financial Life Insurance Company, Monumental Life Insurance Company, and Western Reserve Life Assurance Co. of Ohio dated May 1, 2013 (3)

	(e)	Revision to Schedule A dated October 31, 2013 of the Participation Agreement among Transamerica Series Trust and Transamerica Life Insurance Company, Transamerica Financial Life Insurance Company, Monumental Life Insurance Company, and Western Reserve Life Assurance Co. of Ohio dated May 1, 2013 (3)

	(f)	Revision to Schedule A dated May 1, 2014 of the Participation Agreement among Transamerica Series Trust and Transamerica Life Insurance Company, Transamerica Financial Life Insurance Company, Monumental Life Insurance Company, and Western Reserve Life Assurance Co. of Ohio dated May 1, 2013 (5)

	(g)	Revision to Schedule A dated July 1, 2014 of the Participation Agreement among Transamerica Series Trust and Transamerica Life Insurance Company, Transamerica Financial Life Insurance Company, Monumental Life Insurance Company, and Western Reserve Life Assurance Co. of Ohio dated May 1, 2013 (5)

	(h)	Amendment No. 2 dated November 10, 2014 to Participation Agreement among Transamerica Series Trust and Transamerica Life Insurance Company, Transamerica Financial Life Insurance Company, and Transamerica Premier Life Insurance Company dated May 1, 2013 (5)

	(i)	Amended Schedule A to Participation Agreement dated 12-18-2015 (TST) (5)

	(j)	Amended Schedule A to Participation Agreement dated 3-21-2016 (TST) (6)

	(k)	Amended Schedule A to Participation Agreement dated 5-01-2016 (TST) (6)

	(l)	Amended Schedule A to Participation Agreement dated 12-16-2016 (TST) (6)

	(m)	Amended Schedule A to Participation Agreement dated 12-16-2016 (TST) (7)

	(n)	Amended Schedule A to Participation Agreement dated 5-1-2017 (TST) (7)

	(o)	Amended Schedule A to Participation Agreement dated 9-29-2017 (TST) (8)

	(p)	Amended Schedule A to Participation Agreement dated 2-1-2018 (TST) (8)

	(q)	Amended Schedule A to Participation Agreement dated 5-1-2018 (TST) (8)

	(r)	Amended Schedule A to Participation Agreement dated 5-1-2018 (TST) (9)

(9)	Not Applicable.

(10)	Not Applicable.

(11)	Memorandum Describing the Insurance Company’s Issuance, Transfer and Redemption Procedures (13)

(12)	Opinion of counsel as to the legality of the securities being registered. (13)

(13)	Not Applicable.

(14)	Not Applicable.

(15)	Auditors’ Consent. (13)

(16)	Powers of Attorney on behalf of: Blake S. Bostwick; Fred Gingerich; Mark W. Mullin; David Schulz; C. Michiel van Katwijk. (13)

(1)	This exhibit was previously filed on Post-Effective Amendment No. 16 to Form S-6 Registration Statement dated April 21, 1998 (File No. 33-31140) and is incorporated herein by reference.
(2)	This exhibit was previously filed on the Initial Registration Statement dated October 1, 2014 (File No. 333-199047) and is no longer applicable.
(3)	This exhibit previously filed on Post-Effective amendment No. 16 to Form N-6 Registration Statement dated April 29, 2014 (File No. 333-110315) and is incorporated herein by reference.
(4)	This exhibit previously filed on Supplement to Form S-6 Registration Statement dated October 1, 2014 (File No. 333-110315) and is incorporated herein by reference.
(5)	This exhibit was previously filed on Post-Effective Amendment No. 1 to Form N-6 dated April 28, 2015 (File No. 333-199047) and is incorporated herein by reference.
(6)	This exhibit was previously filed on Post-Effective Amendment No. 2 to Form N-6 dated April 26, 2016 (File No. 333-199047) and is incorporated herein by reference.
(7)	This exhibit was previously filed on Post-Effective Amendment No.3 to Form N-6 dated April 26, 2017 (File No. 333-199047) and is incorporated herein by reference.
(8)	This exhibit was previously filed on Post-Effective Amendment No.4 to Form N-6 Registration Statement dated April 27, 2018 (File No. 333-199047) and is incorporated herein by reference.
(9)	This exhibit was previously filed on Post-Effective Amendment No.5 to Form N-6 Registration Statement dated April 26, 2019 (File No. 333-199047) and is incorporated herein by reference.
(10)	This exhibit was previously filed on Pre-Effective Amendment No. 1 to Form N-4 Registration Statement (File No. 333-185573) filed on April 10, 2013and is incorporated herein by reference.
(11)	This exhibit was previously filed on Initial Filing of Form N-4 Registration Statement (File No. 333- 169445) filed on September 17, 2010, and is incorporated herein by reference.
(12)	This exhibit was previously filed on the Initial Filing of Form N-4 Registration Statement (File No. 333-185573) filed on December 20, 2012 and is incorporated herein by reference.
(13)	Filed herewith.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the Registrant, WRL Series Life Account, has duly caused this Registration Statement to be signed on its behalf by the undersigned thereunto duly authorized, in the City of Denver and in the State of Colorado, on this 1st day of October, 2020.

WRL SERIES LIFE ACCOUNT (Registrant)

TRANSAMERICA LIFE INSURANCE COMPANY (Depositor)

By:	Blake S. Bostwick
Director and President

Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed below by the following persons in the capacities and on the dates indicated.

Signatures	Title	Date

* Blake S. Bostwick	Director Chairman of the Board and President	October 1, 2020

* Fred Gingerich	Controller and Vice President	October 1, 2020

* Mark W. Mullin	Director and Chairman of the Board	October 1, 2020

* David Schulz	Director, Chief Tax Officer and Senior Vice President	October 1, 2020

* C. Michiel van Katwijk	Director, Executive Vice President, Chief Financial Officer and Treasurer	October 1, 2020

/s/Brian Stallworth Brian Stallworth	Assistant Secretary	October 1, 2020

*	By: Brian Stallworth—Attorney-in-Fact pursuant to Powers of Attorney filed herewith.

EXHIBIT INDEX

1. A. (1)(b)	Resolution of the Board of Directors of Transamerica Life Insurance Company Approving of Merger with Transamerica Premier Life Insurance Company

1. A. (1)(c)	Resolution of the Board of Directors of Transamerica Premier Life Insurance Company Board Approving of Merger with Transamerica Life Insurance Company

1. A. (11)	Memorandum Describing the Insurance Company’s Issuance, Transfer and Redemption Procedures

1. A. (12)	Opinion of Counsel as to the legality of the securities being registered

1. A. (15)	Auditor’s Consent

1. A. (16)	Powers of Attorney